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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                October 26, 2001


                             C-MAC INDUSTRIES INC.
                (Translation of Registrant's Name Into English)

                     1010 Sherbrook Street West, Suite 1610
                            Montreal, Quebec, Canada
                                    H3A 2R7
                                 (514) 282-7629
                    (Address of Principal Executive Offices)


                            -----------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [ ]         Form 40-F [X]
                                  ---                   ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes [ ]              No [X]
                            ---                 ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)


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


                             C-MAC INDUSTRIES INC.


                               TABLE OF CONTENTS


 Item
 ----

   1. Notice of Special Meeting of Securityholders, Management Information Circular and Proxy

   2. Letter of Transmittal and Election Form for Registered Holders of C-MAC Common Shares

   3.   Letter of Transmittal and Election Form to C-MAC Optionholders

   4.   Form of Proxy for Holders of Common Shares

   5.   Form of Proxy for Holders of Options to Purchase Common Shares

   6.   Notice of Guaranteed Delivery for Deposit of Common Shares

                                                                        Item 1


[Solectron Logo]                                                   [C-MAC Logo]

                             COMBINATION INVOLVING

                             SOLECTRON CORPORATION

                                      AND

                             C-MAC INDUSTRIES INC.

                  NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
                            OF C-MAC INDUSTRIES INC.

                                      AND

                        MANAGEMENT INFORMATION CIRCULAR
                            OF C-MAC INDUSTRIES INC.

                                OCTOBER 20, 2001

[SOLECTRON LOGO]                                                    [C-MAC LOGO]

To the Stockholders of Solectron Corporation and Shareholders and Optionholders of C-MAC Industries Inc.:

     After careful consideration, the boards of directors of Solectron and C-MAC have approved a combination between Solectron and C-MAC by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act. If the arrangement is completed, C-MAC common shares will be exchanged for 1.755 shares of Solectron common stock, 1.755 shares of a Canadian subsidiary of Solectron that are exchangeable for shares of Solectron common stock or a combination of both. Only C-MAC shareholders who are Canadian residents or who hold C-MAC common shares on behalf of Canadian residents have the option to receive exchangeable shares. Solectron common stock is traded on the New York Stock Exchange under the trading symbol "SLR," and on October 18, 2001, the closing price of Solectron common stock was $14.00 per share. Up to 151,479,449 shares of Solectron common stock will be issued to C-MAC shareholders in connection with the combination.

     The attached document serves as a (1) Solectron proxy statement, (2) prospectus under U.S. securities law relating to the issuance of shares of Solectron common stock in connection with the arrangement, and (3) C-MAC management information circular. It provides detailed information concerning Solectron, C-MAC, the arrangement, and the proposals related to the combination. Please give all of the information contained in the attached document your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 26 OF THE ATTACHED DOCUMENT.

     Stockholders of Solectron are cordially invited to attend a special meeting to vote on the issuance of up to 151,479,449 shares of Solectron common stock in connection with the combination. The Solectron special meeting will be held on November 28, 2001 at 10:00 a.m. local time at Solectron's corporate offices at 847 Gibraltar Drive, Milpitas, California 95035. Only stockholders who hold shares of Solectron common stock at the close of business on October 19, 2001 will be entitled to vote at the Solectron special meeting.

     Shareholders and optionholders of C-MAC are cordially invited to attend a special meeting to vote on the arrangement. The special meeting of C-MAC securityholders will be held on November 28, 2001 at 11:00 a.m. local time at the Marriott Chateau Champlain, 1050 de la Gauchetiere Street West, Montreal, Quebec. Only holders of C-MAC common shares and C-MAC options who hold such shares or options at the close of business on October 19, 2001 will be entitled to vote at this special meeting.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Solectron or C-MAC special meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. Thank you for your consideration of this matter.

Ko Nishimura                                  Dennis Wood

/s/ Ko Nishimura                              /s/ Dennis Wood
Chairman, President and Chief Executive       Chairman, President and Chief Executive Officer
Officer                                       C-MAC Industries Inc.
Solectron Corporation

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This document is dated October 20, 2001 and was first mailed to securityholders on or about October 24, 2001.

                             C-MAC INDUSTRIES INC.

                  NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
                        TO BE HELD ON NOVEMBER 28, 2001

     To the holders of common shares and options to purchase common shares of C-MAC Industries Inc.:

     A special meeting of the holders of common shares and options of C-MAC Industries Inc. will be held at the Marriott Chateau Champlain, 1050 de la Gauchetiere Street West, Montreal, Quebec, on November 28, 2001 at 11:00 a.m. (Montreal time) for the following purposes:

          1. to consider, pursuant to an interim order of the Superior Court of Justice (Quebec) dated October 18, 2001, and if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement under Section 192 of the Canada Business Corporations Act involving the acquisition by Solectron Corporation of all the issued and outstanding common shares of C-MAC; and

          2. to transact such further or other business as may properly come before the meeting or any adjournment or postponement thereof.

     The arrangement is described in the accompanying C-MAC Management Information Circular and Solectron Proxy Statement/Prospectus, including the supplement thereto, which serves as a circular in connection with C-MAC management's solicitation of proxies and as a proxy statement and prospectus under applicable U.S. securities laws for Solectron in connection with the issuance of shares of Solectron common stock pursuant to the arrangement. The full text of the C-MAC arrangement resolution is set out as Annex F to the attached document. C-MAC's notice of application for the interim order and for a final order approving the arrangement and the full text of the interim order is set out in Annex B to the attached document.

     Pursuant to the interim order, registered holders of common shares of C-MAC may dissent in respect of the C-MAC arrangement resolution. If the arrangement becomes effective, dissenting C-MAC registered shareholders who comply with the dissent procedures (which are described in the circular under the heading "Dissenting Shareholder Rights") will be entitled to be paid the fair value of their common shares of C-MAC. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right to dissent.

     C-MAC SECURITYHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE APPROPRIATE ENCLOSED FORM OF PROXY IN THE ENCLOSED ENVELOPE OR BY FACSIMILE TO C-MAC INDUSTRIES INC., C/O GENERAL TRUST OF CANADA, PROXY DEPARTMENT, 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, CANADA, H3B 2G7, FACSIMILE NUMBER (514) 871-3673. THE APPROPRIATE FORM OF PROXY MUST BE RECEIVED BY GENERAL TRUST OF CANADA PRIOR TO 4:00 P.M. (MONTREAL TIME) ON NOVEMBER 26, 2001 OR, IN THE EVENT THAT THE MEETING IS ADJOURNED OR POSTPONED, PRIOR TO 4:00 P.M. (MONTREAL TIME) ON THE SECOND BUSINESS DAY PRIOR TO THE DAY FIXED FOR THE ADJOURNED OR POSTPONED MEETING.

     DATED at Montreal, Quebec, the 20th day of October, 2001.

                                          By order of the Board

                                          /s/ MICHEL MEGELAS
                                          Michel Megelas
                                          Assistant Secretary

                             C-MAC INDUSTRIES INC.

                               SUPPLEMENT TO THE
                   C-MAC MANAGEMENT INFORMATION CIRCULAR AND
                SOLECTRON CORPORATION PROXY STATEMENT/PROSPECTUS

                          DATED AS OF OCTOBER 20, 2001

     You are being asked to pass a special resolution relating to the proposed combination of C-MAC Industries Inc. and Solectron Corporation by way of plan of arrangement.

     The information contained in this supplement regarding the special meeting of the securityholders of C-MAC Industries Inc., the arrangement and related matters is qualified in its entirety by reference to the enclosed C-MAC management information circular, which also serves as a proxy statement and prospectus for Solectron under applicable United States securities laws in connection with the issuance of Solectron common stock in the arrangement, including the Annexes thereto (together with this supplement, the "Circular").

     For your assistance in considering the matter to be voted upon, a summary of the arrangement and related matters is set out at pages 8 to 24 of the Circular. The C-MAC arrangement resolution that C-MAC securityholders are being asked to approve (which is referred to in this supplement and in the Circular as the "C-MAC arrangement resolution") is contained in Annex F to the Circular.

     Certain information pertaining to the matter to be voted upon is set out in the Circular as follows:

The Transaction:                                         pages 52 to 85
Transaction Mechanics:                                   pages 107 to 111
Business of Solectron:                                   pages 136 to 151
Business of C-MAC:                                       pages 166 to 182
Tax Considerations for C-MAC Securityholders:            pages 192 to 208

     C-MAC securityholders are urged to review the Circular carefully and in its entirety, including the Annexes to the Circular.

           NOTICE TO CANADIAN SHAREHOLDERS AND OPTIONHOLDERS OF C-MAC

     Solectron is organized under the laws of the State of Delaware, United States. All of the directors and executive officers of Solectron and many of the experts named in the Circular are residents of the United States. In addition, substantial portions of the assets of Solectron and of such individuals and experts are located outside of Canada. As a result, it may be difficult or impossible for persons who become securityholders of Solectron or any of its subsidiaries to effect service of process upon such persons within Canada with respect to matters arising under Canadian securities laws or to enforce against them in Canadian courts judgments predicated upon the civil liability provisions of Canadian securities laws. There is some doubt as to the enforceability in the United States in original actions, or in actions for enforcement of judgments of Canadian courts, of civil liabilities predicated upon Canadian securities laws. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the United States.

     Disclosure in the Circular relating to Solectron has been prepared in accordance with U.S. securities laws. Shareholders and optionholders should be aware that these requirements may differ from Canadian requirements. THE FINANCIAL STATEMENTS OF SOLECTRON INCLUDED IN THE CIRCULAR HAVE NOT BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF CANADIAN COMPANIES. A SUMMARY OF CERTAIN DIFFERENCES BETWEEN UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THE EFFECTS OF SUCH DIFFERENCES ON THE HISTORICAL FINANCIAL STATEMENTS OF SOLECTRON IS INCLUDED IN ANNEX J TO THE CIRCULAR.

     See the sections of the Circular entitled "Tax Considerations for C-MAC Securityholders -- Canadian Tax Considerations for C-MAC Shareholders" and "Tax Considerations for C-MAC Securityholders -- C-MAC Optionholders" for certain information concerning Canadian tax consequences of the arrangement for C-MAC securityholders who are Canadian residents.

     Neither the exchangeable shares nor the Solectron common shares have been approved or disapproved by the United States Securities and Exchange Commission or securities regulatory authorities of any state of the United States or province of Canada, nor has the United States Securities and Exchange Commission or securities regulatory authorities of any state of the United States or province of Canada passed on the adequacy or accuracy of the Circular. Any representation to the contrary is a criminal offense.

                    NOTICE TO UNITED STATES SHAREHOLDERS AND
                             OPTIONHOLDERS OF C-MAC

     This solicitation of proxies by C-MAC is not subject to the requirements of
Section 14(a) of the United States Securities Exchange Act of 1934. Accordingly, the solicitation and transactions contemplated in the Circular are made in the United States for securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws, and the Circular has been prepared in accordance with disclosure requirements applicable in Canada. C-MAC shareholders and optionholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the United States Securities Act of 1933 and proxy statements under the United States Securities Exchange Act of 1934.

     The historical C-MAC financial information included in the Circular is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to the unaudited pro forma combined condensed financial statements and the financial statements and historical financial information of Solectron. A SUMMARY OF CERTAIN DIFFERENCES BETWEEN UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THE EFFECTS OF SUCH DIFFERENCES ON THE HISTORICAL FINANCIAL STATEMENTS OF C-MAC IS INCLUDED IN ANNEX K TO THE CIRCULAR.

     See the section of the Circular entitled "Tax Considerations for C-MAC Securityholders -- United States Federal Income Tax Considerations for C-MAC Shareholders" for certain information concerning U.S. federal income tax consequences of the arrangement for C-MAC shareholders who are United States persons.

     Enforcement by shareholders and optionholders of civil liabilities under the United States securities laws may be affected adversely by the fact that C-MAC is organized under the laws of a jurisdiction other than the United States, that some of its officers and directors are residents of Canada, that some of the experts named in the Circular may be residents of Canada, and that all or a substantial portion of the assets of C-MAC is and such persons may be located outside of the United States.

                    INFORMATION CONCERNING THE C-MAC MEETING

     THE C-MAC SPECIAL MEETING WILL BE HELD AT 11:00 A.M. (MONTREAL TIME) ON NOVEMBER 28, 2001 AT THE MARRIOTT CHATEAU CHAMPLAIN, 1050 DE LA GAUCHETIERE STREET WEST, MONTREAL, QUEBEC AS SET FORTH IN THE ENCLOSED NOTICE OF SPECIAL MEETING.

                         PURPOSE OF THE SPECIAL MEETING

     At the C-MAC special meeting, C-MAC securityholders will be asked:

          1. to consider, pursuant to an order of the Superior Court of Justice (Quebec) dated October 18, 2001, and, if deemed advisable, to pass, with or without variation, a special resolution to approve the arrangement under
     Section 192 of the Canada Business Corporations Act involving the acquisition by Solectron of all the issued and outstanding common shares of C-MAC; and

          2. to transact such further or other business as may properly come before the C-MAC special meeting or any adjournment or postponement thereof.

     Copies of the combination agreement dated August 8, 2001, the amendment to the combination agreement dated September 7, 2001, and all related documentation, including the form of plan of arrangement, voting and exchange trust agreement and exchangeable share support agreement are attached to the Circular as Annexes A-1, A-2 and C through E. C-MAC securityholders are encouraged to carefully read the combination agreement, as amended and the related documentation in their entirety and to read the other information contained in this document, including all of the annexes, before deciding how to vote.

                            SOLICITATION OF PROXIES

     The Circular is being furnished in connection with the solicitation of proxies by the management of C-MAC for use at the C-MAC special meeting. The solicitation will be made primarily by mail. Proxies may be solicited personally or by telephone by representatives of C-MAC. The cost of solicitation will be borne by C-MAC. C-MAC has retained RBC Dominion Securities Inc. to form a soliciting dealer group to assist in the solicitation of proxies. C-MAC will pay to RBC Dominion Securities a fee for managing the solicitation, payable in the event of the successful completion of the transaction. In addition, each member of the soliciting dealer group whose name appears in the appropriate place on a proxy from a holder of C-MAC common shares or C-MAC options is to be paid a fee of Cdn.$0.18 for each C-MAC common share or C-MAC option represented by the proxy that is voted in favor of the C-MAC arrangement resolution, provided that the solicitation fee in respect of any single beneficial owner of C-MAC common shares or C-MAC options will not be less than Cdn.$85 or more than Cdn.$1,500. Where the voted shares registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The members of the soliciting dealer group may be required to furnish evidence of such beneficial ownership. The solicitation fee is only payable in the event that the transaction is completed.

                               VOTING BY PROXIES

     THE FORM OF PROXY ACCOMPANYING THE CIRCULAR CONFERS DISCRETIONARY AUTHORITY UPON THE PROXY NOMINEE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF SPECIAL MEETING AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE C-MAC SPECIAL MEETING OR ANY ADJOURNMENT THEREOF. As at the date of the Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the C-MAC special meeting.

     If a proxy given to management is signed and returned, the securities represented by the proxy will be voted for or against the C-MAC arrangement resolution, in accordance with those instructions. IF NO INSTRUCTIONS ARE MARKED, THE SECURITIES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED FOR

THE C-MAC ARRANGEMENT RESOLUTION AND IN ACCORDANCE WITH MANAGEMENT'S RECOMMENDATION WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS SET OUT IN THE NOTICE OF SPECIAL MEETING OR ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE C-MAC SPECIAL MEETING.

     The persons named in the enclosed form of proxy are officers of C-MAC. A C-MAC SECURITYHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A C-MAC SECURITYHOLDER) TO REPRESENT SUCH SECURITYHOLDER AT THE C-MAC SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES NOW DESIGNATED.

     SECURITYHOLDERS WHO DO NOT EXPECT TO ATTEND THE C-MAC SPECIAL MEETING IN PERSON ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED APPROPRIATE FORM OF PROXY IN THE ENCLOSED ENVELOPE ADDRESSED TO C-MAC INDUSTRIES INC., C/O GENERAL TRUST OF CANADA, 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, CANADA H3B 2G7, FACSIMILE NUMBER (514) 871-3673. THE FORM OF PROXY MUST BE RECEIVED BY NO LATER THAN 4:00 P.M. (MONTREAL TIME) ON NOVEMBER 26, 2001 OR, IN THE EVENT THAT THE C-MAC SPECIAL MEETING IS ADJOURNED OR POSTPONED, BY NO LATER THAN 4:00 P.M. (MONTREAL TIME) ON THE SECOND BUSINESS DAY PRIOR TO THE DAY FIXED FOR THE ADJOURNED OR POSTPONED C-MAC SPECIAL MEETING.

     There are two forms of proxy, a yellow proxy applicable to C-MAC shareholders and a grey proxy applicable to C-MAC optionholders. If you have the wrong form of proxy, please request the correct form from General Trust of Canada at the address and phone number set out in the letters of transmittal and election forms sent to C-MAC securityholders with this document.

                            REVOCABILITY OF PROXIES

     A C-MAC securityholder executing the enclosed form of proxy has the power to revoke it by instrument in writing executed by the C-MAC securityholder or an attorney authorized in writing by the C-MAC securityholder or, where the C-MAC securityholder is a corporation, by a duly authorized officer or attorney of the corporation. The instrument of revocation must be delivered to C-MAC Industries Inc., c/o General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7, facsimile number (514) 871-3673, at any time up to and including the last business day preceding the date of the C-MAC special meeting or any adjournment thereof or to the Chairman of the C-MAC special meeting on the day of the C-MAC special meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken. A proxy is also revocable in any other manner permitted by law.

                         DISSENTING SHAREHOLDER RIGHTS

     Pursuant to the provisions of the interim order granted by the Superior Court of Justice (Quebec), attached to the Circular as Annex B, registered C-MAC shareholders have been granted the right to dissent with respect to the C-MAC arrangement resolution. If the arrangement becomes effective, a registered C-MAC shareholder who dissents will be entitled to be paid the fair value of such shareholder's C-MAC common shares. This right to dissent is described in the Circular and in the form of plan of arrangement which is attached to the Circular as Annex C. THE DISSENT PROCEDURES REQUIRE THAT A REGISTERED HOLDER OF C-MAC COMMON SHARES WHO WISHES TO DISSENT MUST PROVIDE TO C-MAC INDUSTRIES INC., C/O GENERAL TRUST OF CANADA, 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, CANADA H3B 2G7, FACSIMILE NUMBER (514) 871-3673, A DISSENT NOTICE PRIOR TO 4:00 P.M. (MONTREAL TIME) ON THE LAST BUSINESS DAY PRECEDING THE C-MAC SPECIAL MEETING. IT IS IMPORTANT THAT C-MAC SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT AND THE OTHER PROCEDURAL REQUIREMENTS DESCRIBED IN THE INTERIM ORDER AND THE CIRCULAR, WHICH ARE DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CANADA BUSINESS CORPORATIONS ACT WHICH WOULD PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE C-MAC SPECIAL MEETING. FAILURE TO COMPLY STRICTLY WITH THE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF ANY RIGHT OF DISSENT. SEE THE SECTION OF THE CIRCULAR ENTITLED "DISSENTING SHAREHOLDER RIGHTS".

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As at October 19, 2001, there were outstanding (i) 86,322,376 C-MAC common shares; and (ii) C-MAC options exercisable for 2,943,911 C-MAC common shares.

     Holders of C-MAC common shares whose names are entered on the register of shareholders of C-MAC and holders of record of C-MAC options at the close of business on October 19, 2001 will be entitled to attend in person or appoint a proxy nominee to attend the C-MAC special meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each C-MAC common share held on that date and for each C-MAC common share underlying each C-MAC option held on that date.

     In the event that a holder has transferred any C-MAC common shares after October 19, 2001, the transferee shall be entitled to vote at the C-MAC special meeting if such transferee produces properly endorsed share certificates or otherwise establishes proof of ownership of the shares and demands, not later than ten days before the C-MAC special meeting, that such transferee's name be included in the list of shareholders entitled to vote at the C-MAC special meeting. The list of shareholders of C-MAC will be available for inspection on and after October 23, 2001 during usual business hours at the Montreal office of C-MAC's transfer agent and at the special meeting.

     To the knowledge of the directors and senior officers of C-MAC, as at October 19, 2001, no person or company beneficially owns, directly or indirectly, or exercises control or direction over C-MAC common shares and C-MAC options collectively carrying more than 10% of the voting rights attributable to outstanding C-MAC common shares and C-MAC options.

     The C-MAC arrangement resolution must be approved by not less than two-thirds of the votes cast by the holders of C-MAC common shares and holders of C-MAC options, voting together as a class, in person or by proxy, at the C-MAC special meeting.

         PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS

     C-MAC SHAREHOLDERS WHOSE C-MAC COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT THAT NOMINEE FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING THOSE C-MAC COMMON SHARES. C-MAC SHAREHOLDERS WHO WISH TO PARTICIPATE IN THE TRANSACTION VIA THE HOLDING COMPANY ALTERNATIVE SHOULD FOLLOW THE PROCEDURE DESCRIBED IN THE CIRCULAR UNDER THE HEADING "THE HOLDING COMPANY ALTERNATIVE" INSTEAD OF THE PROCEDURE DESCRIBED BELOW.

     Enclosed with the Circular is a letter of transmittal and election form which is being delivered to C-MAC shareholders (printed on blue paper). The letter of transmittal and election form, when properly completed, duly executed and returned together with a certificate or certificates for C-MAC common shares or notice of guaranteed delivery and all other required documents, will enable each C-MAC shareholder to obtain certificate(s) for that number of shares of Solectron common stock and/or (in the case of validly electing Canadian residents) exchangeable shares of a Canadian subsidiary of Solectron (referred to in the Circular as Exchangeco) (together with certain ancillary rights) equal to the number of C-MAC common shares held by such C-MAC shareholder multiplied by the 1.755 exchange ratio (subject to adjustment for fractional shares, as discussed below). See the sections of the Circular entitled "Transaction Mechanics" and "Description of Exchangeable Shares".

     THE RIGHT TO ELECT TO RECEIVE EXCHANGEABLE SHARES WILL BE AVAILABLE ONLY TO REGISTERED HOLDERS OF C-MAC COMMON SHARES THAT ARE EITHER (I) CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA) WHO HOLD C-MAC COMMON SHARES ON THEIR OWN BEHALF OR (II) PERSONS WHO HOLD C-MAC COMMON SHARES ON BEHALF OF ONE OR MORE CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA). TO EXERCISE THIS RIGHT, SUCH HOLDERS MUST SUBMIT THE APPROPRIATE LETTER OF TRANSMITTAL AND ELECTION FORM, PROPERLY COMPLETED AND DULY EXECUTED, AND ALL OTHER REQUIRED DOCUMENTS, TO GENERAL TRUST OF CANADA AT THE APPROPRIATE ADDRESS LISTED IN THE LETTER OF TRANSMITTAL AND ELECTION FORM BEFORE THE

ELECTION DEADLINE, BEING 4:00 P.M., MONTREAL TIME, ON NOVEMBER 26, 2001, THE DATE THAT IS TWO BUSINESS DAYS BEFORE THE DATE OF THE C-MAC SPECIAL MEETING. SUCH A HOLDER MAY EXERCISE THIS RIGHT WITH RESPECT TO ALL OR ANY PORTION OF THE HOLDER'S C-MAC COMMON SHARES.

     IF GENERAL TRUST OF CANADA DOES NOT RECEIVE A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM FOR A C-MAC SHAREHOLDER BEFORE THE ELECTION DEADLINE OR IF THE C-MAC SHAREHOLDER IS NEITHER A CANADIAN RESIDENT FOR THE PURPOSES OF THE INCOME TAX ACT (CANADA) WHO HOLDS C-MAC COMMON SHARES ON ITS OWN BEHALF NOR A PERSON WHO HOLDS C-MAC COMMON SHARES ON BEHALF OF ONE OR MORE CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA), THE C-MAC SHAREHOLDER WILL RECEIVE SHARES OF SOLECTRON COMMON STOCK FOR ALL OF SUCH C-MAC SHAREHOLDER'S C-MAC COMMON SHARES. C-MAC SHAREHOLDERS WHO DO NOT FORWARD TO GENERAL TRUST OF CANADA BOTH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM AND CERTIFICATES REPRESENTING THEIR C-MAC COMMON SHARES OR NOTICE OF GUARANTEED DELIVERY WILL NOT RECEIVE THE CERTIFICATES REPRESENTING THE SHARES OF SOLECTRON COMMON STOCK AND/OR EXCHANGEABLE SHARES TO WHICH THEY ARE OTHERWISE ENTITLED UNTIL PROPER DELIVERY IS MADE.

     C-MAC optionholders who wish to exercise their C-MAC options to acquire C-MAC common shares in order to receive exchangeable shares and/or shares of Solectron common stock pursuant to the arrangement should complete and deliver the letter of transmittal and election form for C-MAC optionholders (printed on green paper) to C-MAC Industries Inc. c/o General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7 or 121 King Street West, Suite 600, Toronto, Ontario, Canada M5H 3T9, facsimile numbers
(514) 871-3673 or (416) 865-7610, at or before 4:00 p.m. (Montreal time) on the election deadline.

     C-MAC optionholders are under no obligation to exercise their C-MAC options before the effective time. C-MAC options which have not been exercised prior to the effective time will be exchanged pursuant to the arrangement for replacement options to acquire shares of Solectron common stock.

     Any use of the mail to transmit a certificate for C-MAC common shares or a letter of transmittal and election form is at the risk of the C-MAC securityholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

     Certificates representing the appropriate number of exchangeable shares and/or shares of Solectron common stock issuable to a former C-MAC shareholder who has complied with the procedures set out above, together with a cheque in the amount, if any, payable in lieu of fractional exchangeable shares and/or fractional shares of Solectron common stock will, as soon as practicable after the effective date of the arrangement (i) be forwarded to the former C-MAC shareholder at the address specified in the letter of transmittal and election form by insured first class mail or (ii) if so requested in the letter of transmittal and election form, be made available at the offices of General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7 or 121 King Street West, Suite 600, Toronto, Ontario, Canada M5H 3T9, for pick up by the holder.

     Where a certificate for C-MAC common shares has been destroyed, lost or misplaced, the registered C-MAC shareholder of that certificate should immediately complete the letter of transmittal and election form for the C-MAC shareholders as fully as possible and return it, together with a letter describing the loss, to General Trust of Canada in accordance with the instructions in the letter of transmittal and election form for the C-MAC shareholders. General Trust of Canada will respond with replacement requirements.

                      CERTAIN REGULATORY AND LEGAL MATTERS

     The arrangement, which will be completed pursuant to the Canada Business Corporations Act, is subject to C-MAC securityholders' approval pursuant to the interim order. Before the arrangement can become effective, it must also be approved by the final order of the Superior Court of Justice (Quebec). A copy of each of the interim order and notice of application for the final order is attached to the Circular as Annex B. Any C-MAC securityholder may participate, be represented and present evidence or arguments at the hearing. C-MAC securityholders should refer to the section of the Circular entitled "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

     See the discussion in the section of the Circular entitled "The Transaction -- Resale of Exchangeable Shares and Shares of Solectron Common Stock" for a description of the resale of exchangeable shares and shares of Solectron common stock issuable under the arrangement and of certain regulatory applications which have been made by Solectron and C-MAC to obtain exemptive relief from certain resale restrictions and from various ongoing reporting requirements otherwise applicable to C-MAC, Exchangeco and Solectron after completion of the arrangement.

     Stikeman Elliott, Canadian counsel to C-MAC, has advised C-MAC with respect to certain legal matters in the Circular and will pass upon certain Canadian tax considerations for C-MAC securityholders in connection with the arrangement on behalf of C-MAC. As at the record date, the partners and associates of Stikeman Elliott owned beneficially, directly or indirectly, less than 1% of the outstanding C-MAC common shares and less than 1% of the outstanding shares of Solectron common stock.

     Davis Polk & Wardwell, United States counsel to C-MAC, has advised C-MAC with respect to certain legal matters in the Circular and will pass upon certain U.S. tax considerations for C-MAC shareholders in connection with the arrangement on behalf of C-MAC. As at the record date, the partners and associates of Davis Polk & Wardwell owned beneficially, directly or indirectly, less than 1% of the outstanding C-MAC common shares and less than 1% of the outstanding shares of Solectron common stock.

                        THE HOLDING COMPANY ALTERNATIVE

     The plan of arrangement provides that Canadian resident C-MAC shareholders who hold C-MAC common shares indirectly through a holding company and who meet certain other conditions have the option of having Exchangeco acquire the shares of such holding company instead of the C-MAC common shares held by such holding company. Under this "holding company alternative" and pursuant to the terms of the plan of arrangement, all the shares of the holding company will be transferred to Exchangeco by such a C-MAC shareholder in exchange for a number of exchangeable shares (with certain ancillary rights) and/or shares of Solectron common stock, at the election of the C-MAC shareholder, equal in the aggregate to the number of C-MAC common shares held by the holding company multiplied by 1.755 (subject to adjustment for fractional shares). The shareholders of the holding company will receive the identical consideration that would otherwise have been received by the holding company on completion of the arrangement.

     THE HOLDING COMPANY ALTERNATIVE MAY REQUIRE A C-MAC SHAREHOLDER TO IMPLEMENT A COMPLEX CORPORATE STRUCTURE THROUGH WHICH TO HOLD C-MAC COMMON SHARES. THE HOLDING COMPANY ALTERNATIVE WILL HAVE CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO A PARTICULAR C-MAC SHAREHOLDER WHICH ARE NOT DESCRIBED HEREIN OR IN THE CIRCULAR. C-MAC SHAREHOLDERS WISHING TO AVAIL THEMSELVES OF THE HOLDING COMPANY ALTERNATIVE SHOULD CONSULT THEIR OWN TAX AND LEGAL ADVISORS.

     THE PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY C-MAC SHAREHOLDERS, DESCRIBED ABOVE UNDER "PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS", BY MEANS OF A LETTER OF TRANSMITTAL OR NOTICE OF GUARANTEED DELIVERY AND ELECTION FORM MAY NOT BE USED BY C-MAC SHAREHOLDERS WHO HOLD C-MAC COMMON SHARES INDIRECTLY THROUGH A HOLDING COMPANY AND WHO CHOOSE TO PARTICIPATE IN THE ARRANGEMENT THROUGH THE HOLDING COMPANY ALTERNATIVE.

     See the section in the Circular entitled "Transactions Mechanics -- The Holding Company Alternative" for further details.

                             APPROVAL OF DIRECTORS

     The information contained in the Circular relating to C-MAC has been provided by C-MAC. The Circular and the sending, communication and delivery thereof to the C-MAC securityholders have been authorized and approved by the board of directors of C-MAC.

     DATED at Montreal, Quebec this 20th day of October, 2001.

                                          By order of the Board

                                          /s/ MICHEL MEGELAS
                                          Michel Megelas
                                          Assistant Secretary

[Solectron Logo]                                                                 [C-MAC Logo]

                             COMBINATION INVOLVING

                             SOLECTRON CORPORATION

                                      AND

                             C-MAC INDUSTRIES INC.

                             C-MAC INDUSTRIES INC.
                        MANAGEMENT INFORMATION CIRCULAR
                           AND SOLECTRON CORPORATION
                           PROXY STATEMENT/PROSPECTUS

                                OCTOBER 20, 2001

                             C-MAC INDUSTRIES INC.

                        MANAGEMENT INFORMATION CIRCULAR
                           AND SOLECTRON CORPORATION
                           PROXY STATEMENT/PROSPECTUS

     The information concerning Solectron Corporation and its affiliates contained in this C-MAC Management Information Circular and Solectron Proxy Statement/Prospectus, including the annexes, has been provided by Solectron Corporation and the information concerning C-MAC Industries Inc. and its affiliates contained in this C-MAC Management Information Circular and Solectron Proxy Statement/ Prospectus, including the annexes, has been provided by C-MAC Industries Inc. The information concerning Solectron Corporation after the completion of the transaction, including pro forma financial information, has been jointly provided by Solectron Corporation and C-MAC Industries Inc.

     No person is authorized to give any information or to make any representation not contained in this C-MAC Management Information Circular and Solectron Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this document.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
Questions and Answers About the Transaction.................      1
Summary.....................................................      8
Comparative Historical and Pro Forma Per Share Data.........     20
Comparative Market Price and Trading Volume Information.....     22
Cautionary Statements Regarding Forward-Looking Statements
  in this Document..........................................     25
Risk Factors................................................     26
  General Risks Relating to the Proposed Transaction........     26
  Risks Relating to Solectron...............................     31
  Risks Relating to C-MAC...................................     39
The Special Meeting of Solectron Stockholders...............     44
  General...................................................     44
  Date, Time and Place......................................     44
  Purpose of the Special Meeting............................     44
  Record Date for the Special Meeting.......................     44
  Vote Required.............................................     44
  Quorum, Abstentions and Broker Non-Votes..................     45
  Solicitation of Proxies and Expenses......................     45
  Voting of Proxies at the Special Meeting and Revocation of
     Proxies................................................     46
  Dissenters' Appraisal Rights..............................     46
  Other Matters.............................................     46
  Recommendation of Solectron Board of Directors............     47
The Special Meeting of C-MAC Securityholders................     48
  General...................................................     48
  Date, Time and Place......................................     48
  Purpose of the Special Meeting............................     48
  Record Date of Special Meeting............................     48
  Vote Required.............................................     48
  Quorum....................................................     49
  Non-Registered Shareholders...............................     49
  Solicitation of Proxies and Expenses......................     49
  Voting of Proxies at Special Meeting and Revocation of
     Proxies................................................     49
  Dissenting Shareholder Rights.............................     50
  Other Matters.............................................     50
  Recommendation of the C-MAC Board of Directors............     51
The Transaction.............................................     52
  General...................................................     52
  Background of the Transaction.............................     53
  Joint Reasons for the Transaction.........................     58
  Recommendation of Solectron's Board of Directors..........     59
  Opinion of Solectron's Financial Advisor..................     60
  Recommendation of C-MAC's Board of Directors..............     67
  Conclusion of the Ad Hoc Committee of C-MAC's Board of
     Directors..............................................     69

                                                              PAGE
                                                              -----

  Opinion of C-MAC's Financial Advisor......................     70
  Interests of Certain Persons in the Transaction...........     78
  Court Approval of the Arrangement and Completion of the
     Transaction............................................     79
  Accounting Treatment......................................     79
  Stock Exchange Listings...................................     80
  Eligibility for Investment in Canada......................     80
  Regulatory Matters........................................     81
  Resale of Exchangeable Shares and Shares of Solectron
     Common Stock...........................................     82
  Delisting and Deregistration of C-MAC Common Shares After
     the Transaction........................................     84
  Ongoing Canadian Reporting Obligations....................     84
  Treatment of Stock Options................................     84
  Future Issuances of Shares................................     85
  Expenses..................................................     85
Reporting Currencies and Accounting Principles..............     86
Exchange Rates..............................................     87
Selected Consolidated Financial Data........................     88
  Solectron Selected Consolidated Financial Data............     88
  Solectron Supplementary Financial Data....................     89
  C-MAC Selected Consolidated Financial Data................     90
Pro Forma Capitalization of Solectron.......................     92
The Combination Agreement...................................     93
  Structure of the Arrangement..............................     93
  Completion and Effectiveness of the Arrangement...........     93
  Exchange of Shares in the Arrangement.....................     93
  Fractional Shares.........................................     94
  C-MAC's Representations and Warranties....................     94
  Representations and Warranties of Solectron and
     Exchangeco.............................................     95
  C-MAC's Conduct of Business Before Completion of the
     Arrangement............................................     96
  Solectron's Conduct of Business Before Completion of the
     Arrangement............................................     97
  Material Covenants........................................     97
  Employee Matters..........................................     99
  Other Covenants...........................................    100
  Termination of C-MAC 401(k) Plans.........................    101
  Conditions to Completion of the Arrangement...............    102
  Termination of the Combination Agreement..................    103
  Payment of Termination Fee................................    105
  Extension, Waiver and Amendment of the Combination
     Agreement..............................................    105
  Definition of Material Adverse Effect.....................    105
  Expenses..................................................    106
Transaction Mechanics.......................................    107
  The Arrangement...........................................    107
  The Holding Company Alternative...........................    108

                                                              PAGE
                                                              -----

  Share Certificates........................................    110
  Fractional Shares.........................................    111
Description of Exchangeable Shares..........................    112
  General...................................................    112
  Voting, Dividend and Liquidation Rights...................    112
  Optional Redemption by Holders............................    114
  Mandatory Redemption by Exchangeco and Solectron Call
     Right..................................................    115
  Ranking...................................................    117
  Certain Restrictions......................................    117
  Amendment and Approval....................................    117
  Exchangeable Share Rights.................................    117
  Solectron Support Obligation..............................    118
  Withholding...............................................    119
  Disclosure of Interest in Exchangeable Shares.............    120
  Transfer Agent............................................    120
  Listing...................................................    120
Solectron Capital Stock.....................................    121
  Preferred Stock...........................................    121
  Series A Participating Preferred Stock and Rights
     Agreement..............................................    122
  Solectron Series B Preferred Stock -- Special Voting
     Share..................................................    124
  Solectron Common Stock....................................    125
  Delaware General Corporation Law Section 203..............    125
Exchangeco Share Capital....................................    126
  Common Shares.............................................    126
  Exchangeable Shares.......................................    126
  Class A Non-Voting Shares.................................    126
C-MAC Share Capital.........................................    127
The Companies After the Transaction.........................    129
  General...................................................    129
     Exchangeco.............................................    129
     Nova Scotia Company....................................    129
     Callco.................................................    129
  Plans and Proposals.......................................    129
  Directors and Officers....................................    130
  Dividend Policy...........................................    135
  Independent Auditors......................................    135
  Transfer Agent and Registrar..............................    135
Business of Solectron.......................................    136
  Overview..................................................    136
  Industry Overview.........................................    136
  Strategy..................................................    137
  International Manufacturing Capability....................    139
  New Product Introduction Centers..........................    141
  Global Services...........................................    142

                                                              PAGE
                                                              -----

  Electronics Assembly and Other Services...................    142
  Sales and Marketing.......................................    143
  Backlog...................................................    143
  Competition...............................................    143
  Associates................................................    144
  Patents and Trademarks....................................    144
  Legal Proceedings.........................................    144
  Directors and Executive Officers of Solectron.............    145
  Security Ownership of Certain Beneficial Owners and
     Management.............................................    146
  Options to Purchase Securities............................    147
  Executive Officer Compensation............................    148
  Compensation of Directors.................................    149
  Recent Developments.......................................    150
Solectron Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................    152
Business of C-MAC...........................................    166
  Overview..................................................    166
  Industry Overview.........................................    166
  C-MAC's Competitive Advantage -- Selective Vertical
     Integration............................................    167
  C-MAC's Products and Services.............................    168
  Customers.................................................    171
  Sales, Marketing & Customer Services......................    171
  Technology Research & Development.........................    171
  Competition...............................................    172
  Employees.................................................    172
  Facilities................................................    173
  Environmental Matters.....................................    173
  Security Ownership of Certain Beneficial Owners and
     Management.............................................    174
  Management of C-MAC.......................................    175
  Audit Committee...........................................    177
  Human Resources and Corporate Governance Committee........    177
  Directors' Remuneration...................................    178
  Report on Executive Compensation..........................    178
  Aggregate Compensation....................................    179
  Executive Compensation....................................    180
  Stock Option Plan.........................................    180
  Employment Agreements.....................................    182
  Performance Graph.........................................    182
C-MAC Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................    183
Tax Considerations for C-MAC Securityholders................    192
Comparison of Shareholder Rights............................    209
  Required Vote for Certain Transactions....................    209
  Cumulative Voting.........................................    210

                                                              PAGE
                                                              -----

  Calling a Stockholder Meeting.............................    210
  Amendment of Certificate of Incorporation or Articles of
     Incorporation..........................................    210
  Amendment of Bylaws.......................................    210
  Dissenters' or Appraisal Rights...........................    211
  Oppression Remedy.........................................    212
  Shareholder Derivative Action.............................    212
  Director Qualifications...................................    213
  Number of Directors.......................................    213
  Removal of Directors......................................    214
  Filling Vacancies on the Board of Directors...............    214
  Advance Notice Provisions for Stockholder Nominations and
     Proposals..............................................    214
  Stockholder Action by Written Consent.....................    215
  Indemnification of Officers and Directors.................    215
  Director Liability........................................    216
  Anti-Take-Over Provisions and Interested Stockholders.....    216
Dissenting Shareholder Rights...............................    218
Legal Matters...............................................    221
Experts.....................................................    221
Enforceability of Civil Liabilities.........................    221
Stockholder Proposals.......................................    221
Where You Can Find Additional Information...................    222
ANNEXES:
Combination Agreement.......................................  A-1-1
Amendment No. 1 to Combination Agreement....................  A-2-1
Interim Order and Notice of Application.....................    B-1
Form of Plan of Arrangement.................................    C-1
Form of Exchangeable Share Support Agreement................    D-1
Form of Voting and Exchange Trust Agreement.................    E-1
C-MAC Arrangement Resolution................................    F-1
Opinion of Merrill Lynch, Pierce, Fenner & Smith
  Incorporated..............................................    G-1
Opinion of Banc of America Securities LLC...................    H-1
Section 190 of the Canada Business Corporations Act.........    I-1
Solectron Consolidated Financial Statements.................    J-1
  Condensed Consolidated Balance Sheets.....................    J-2
  Condensed Consolidated Statements of Operations...........    J-3
  Condensed Consolidated Statements of Comprehensive
     Income.................................................    J-4
  Condensed Consolidated Statements of Cash Flows...........    J-5
  Notes to Condensed Consolidated Financial Statements......    J-6
  Consolidated Balance Sheets...............................   J-18
  Consolidated Statements of Income.........................   J-19
  Consolidated Statements of Stockholders' Equity...........   J-20
  Consolidated Statements of Comprehensive Income...........   J-21
  Consolidated Statements of Cash Flows.....................   J-22
  Notes to Consolidated Financial Statements................   J-23

                                                              PAGE
                                                              -----

  Schedule II -- Valuation and Qualifying Accounts..........   J-48
  Independent Auditors' Report..............................   J-49
NatSteel Consolidated Financial Statements..................   J-50
  Independent Auditors' Report..............................   J-50
  Consolidated Balance Sheet................................   J-51
  Consolidated Profit and Loss Account......................   J-52
  Consolidated Statement of Changes in Shareholders'
     Equity.................................................   J-53
  Consolidated Statement of Cash Flows......................   J-54
  Notes to the Consolidated Financial Statements............   J-55
C-MAC Industries Inc. Audited Consolidated Financial
  Statements................................................    K-1
  Auditors' Report..........................................    K-2
  Consolidated Balance Sheets...............................    K-3
  Consolidated Statements of Earnings and Retained
     Earnings...............................................    K-4
  Consolidated Statements of Cash Flows.....................    K-5
  Notes to Consolidated Financial Statements................    K-6
C-MAC Pro Forma Condensed Consolidated Statement of Earnings
  Compilation Report........................................   K-27
  Condensed Consolidated Statement of Earnings..............   K-28
  Notes to Pro Forma Condensed Consolidated Statement of
     Earnings...............................................   K-29
Kavlico Consolidated Financial Statements
  Report of Independent Accountants.........................   K-32
  Consolidated Balance Sheets...............................   K-33
  Consolidated Statements of Income and Retained Earnings...   K-34
  Consolidated Statements of Cash Flows.....................   K-35
  Notes to the Consolidated Financial Statements............   K-36
DY 4 Consolidated Financial Statements
  Auditors' Report..........................................   K-41
  Consolidated Balance Sheets...............................   K-42
  Consolidated Statements of Earnings and Retained
     Earnings...............................................   K-43
  Consolidated Statements of Cash Flows.....................   K-44
  Notes to Consolidated Financial Statements................   K-45
A-Plus Financial Statements
  Independent Auditors' Report..............................   K-53
  Balance Sheets............................................   K-54
  Statements of Income......................................   K-55
  Statements of Shareholders' Equity........................   K-56
  Statements of Cash Flows..................................   K-57
  Notes to Financial Statements.............................   K-58
Solectron Unaudited Pro Forma Combined Condensed Financial
  Statements................................................    L-1

                  QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

GENERAL QUESTIONS AND ANSWERS

Q: WHAT ARE SOLECTRON AND C-MAC PROPOSING?

A: Solectron and C-MAC are proposing to engage in a business combination pursuant to which Solectron will indirectly acquire all of C-MAC's outstanding shares and C-MAC will thereby become an indirect subsidiary of Solectron. The combination will be carried out pursuant to a combination agreement dated August 8, 2001, as amended September 7, 2001, (hereafter referred to in this document as the combination agreement) and plan of arrangement involving C-MAC and Solectron Global Services Canada Inc., a wholly-owned subsidiary of Solectron (referred to in this document as Exchangeco), whereby Exchangeco will acquire all the outstanding C-MAC common shares and all the outstanding shares of holding companies of certain Canadian C-MAC shareholders in exchange for (1) shares of Solectron common stock, or (2) at the option of C-MAC shareholders who either hold C-MAC common shares on their own behalf and are Canadian residents for Canadian income tax purposes, or hold C-MAC shares on behalf of persons who are Canadian residents for Canadian income tax purposes (collectively referred to in this document as Canadian residents) and who validly so elect, shares of Exchangeco (and certain ancillary rights) exchangeable for shares of Solectron common stock on a one-for-one basis or (3) at the option of Canadian residents who validly so elect, a combination of shares of Solectron common stock and exchangeable shares (and certain ancillary rights).

   When the term "transaction" is used throughout this document, it means the transactions contemplated by the combination agreement and the plan of arrangement, whereby, among other things, Solectron will become, indirectly through its subsidiaries, the sole beneficial holder of the C-MAC common shares outstanding after giving effect to the arrangement.

Q: WHY ARE SOLECTRON AND C-MAC PROPOSING TO COMBINE? (SEE PAGE 58)

A: Solectron and C-MAC are proposing to combine because Solectron and C-MAC each believe that a combination of the two companies will enable the combined company to create a diversified provider of integrated electronic manufacturing solutions that can benefit from complementary high-end technology capabilities, selected vertical integration and improved access to growth opportunities and meet the growing demand by customers for complete supply chain management solutions. Solectron and C-MAC each believe that greater stockholder value can be achieved through a combined company with additional resources, products, services, customer and supplier relationships and technology.

Q: WHAT WILL HOLDERS OF C-MAC COMMON SHARES RECEIVE IN THE TRANSACTION? (SEE
   PAGES 52 AND 53)

A: In the transaction, the holders of outstanding common shares of C-MAC (other than holders who properly exercise their dissent rights) will receive as consideration for each C-MAC common share, subject to certain conditions, (1)
   1.755 shares of Solectron common stock, or (2) 1.755 shares of a class of shares of Exchangeco (and certain ancillary rights), which shares are exchangeable at any time on a one-for-one basis for shares of Solectron common stock, or (3) a combination thereof. Only C-MAC shareholders who are Canadian residents will be entitled to receive exchangeable shares. The exchangeable shares will entitle their holders to dividends and other rights that are substantially economically equivalent to those of holders of shares of Solectron common stock. Holders of exchangeable shares will also have the right, through a voting trust arrangement, to vote at meetings of Solectron stockholders. The exchangeable share structure is designed to provide an opportunity for shareholders of C-MAC who are Canadian residents and who validly make the required tax election to achieve a deferral of Canadian tax on any accrued capital gain on their C-MAC common shares in certain circumstances.

   Neither Solectron nor Exchangeco will issue fractional shares in connection with the transaction. Rather than receiving a fractional share of Solectron common stock or a fraction of an Exchangeco exchangeable share, a C-MAC shareholder will receive cash, without interest, equal to the shareholder's pro rata portion of the net proceeds after expenses received by General Trust of Canada (the depositary) upon the sale of whole shares representing the accumulation of all fractional interests in shares of Solectron common stock or exchangeable shares, respectively, to which all C-MAC shareholders would otherwise be entitled.

Q: HOW WILL THE TRANSACTION AFFECT OPTIONS TO ACQUIRE C-MAC COMMON SHARES? (SEE
   PAGES 84 AND 85)

A: Options to purchase common shares of C-MAC will be exchanged for options to purchase shares of Solectron common stock pursuant to the arrangement. The number of shares issuable upon the exercise of these options, and their applicable exercise prices, will be adjusted using the 1.755 exchange ratio applicable in connection with the transaction.

Q: WILL C-MAC SHAREHOLDERS BE ABLE TO TRADE THE SHARES OF SOLECTRON COMMON STOCK
   AND EXCHANGECO EXCHANGEABLE SHARES THAT THEY RECEIVE IN THE TRANSACTION? (SEE PAGES 80 AND 82)

A: Yes. The Solectron common stock will be listed on the New York Stock Exchange under the symbol "SLR". Exchangeco has applied to The Toronto Stock Exchange, and has received conditional approval, to list the exchangeable shares, such listing to be effective prior to the effective date of the arrangement. It is a condition to completion of the transaction that the relevant Canadian securities regulatory authorities shall have granted relief to permit resale of the Solectron common stock and exchangeable shares issued in the transaction or issued upon exchange of exchangeable shares, without restriction by persons other than "control persons", subject to customary qualifications for such orders, including that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof. Persons who are deemed to be affiliates of C-MAC prior to the completion of the transaction, however, must comply with Rule 145 under the United States Securities Act of 1933 if they wish to sell or otherwise transfer the shares of Solectron common stock or exchangeable shares they receive in the transaction or shares of Solectron common stock they receive upon exchange of exchangeable shares or on the exercise of replacement options.

Q: WHEN DO SOLECTRON AND C-MAC EXPECT TO COMPLETE THE TRANSACTION?

A: Solectron and C-MAC will complete the transaction when all of the conditions to completion of the arrangement contained in the combination agreement have been satisfied or waived. Solectron and C-MAC are working toward satisfying these conditions and completing the arrangement as quickly as possible. Solectron and C-MAC currently plan to complete the transaction during the fourth calendar quarter of 2001. Because the arrangement is subject to governmental and regulatory approvals and other conditions, some of which are beyond Solectron's and C-MAC's control, the exact timing cannot be predicted.

Q: WHAT HAPPENS IF THE TRANSACTION IS NOT COMPLETED?

A: If the transaction is not completed, C-MAC and Solectron will continue as independent companies.

SOLECTRON STOCKHOLDER QUESTIONS AND ANSWERS

Q: ON WHAT AM I BEING ASKED TO VOTE? (SEE PAGE 44)

A: Solectron stockholders are being asked to approve a proposal to issue or reserve for issuance shares of Solectron common stock in connection with the transaction (including the shares of Solectron common stock which will be issued upon exchange of Exchangeco exchangeable shares). As of October 19, 2001 there were 86,322,376 common shares of C-MAC issued and outstanding. This issuance of Solectron common stock is referred to in this document as "the Solectron share issuance". These shares will be issued as consideration for the C-MAC common shares to be acquired by Solectron at the exchange ratio of 1.755 shares of Solectron common stock or 1.755 exchangeable shares (or a combination thereof) for each C-MAC common share. Stockholder approval of the Solectron share issuance is not required by Delaware law or Solectron's certificate of incorporation or bylaws, but is required by the rules of the New York Stock Exchange.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE SOLECTRON SHARE ISSUANCE? (SEE PAGES 44
   AND 45)

A: A majority of the votes cast by Solectron stockholders at the Solectron special meeting at which a quorum is present is required to approve the Solectron share issuance. Each share of Solectron common stock is entitled to one vote on all matters to come before the special meeting. Only stockholders who hold shares of Solectron common stock at the close of business on October 19, 2001 will be entitled to vote at the special meeting. The Solectron common stock constitutes the only class of Solectron's capital stock entitled to vote at the Solectron special meeting. Solectron stockholders are not required to vote on the combination agreement or the plan of arrangement.

Q: HOW DO I VOTE ON THE PROPOSED ISSUANCE OF SHARES OF SOLECTRON COMMON STOCK?
   (SEE PAGE 46)

A: First, please review the information contained in this document, including the annexes. It contains important information about C-MAC and Solectron. It also contains important information about what the boards of directors of C-MAC and Solectron considered in evaluating the transaction. Next, complete and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of Solectron stockholders at which the Solectron share issuance will be presented and voted upon. You may also attend the special meeting in person and vote at the special meeting.

Q: WHAT HAPPENS IF I DON'T INDICATE HOW TO VOTE MY PROXY? (SEE PAGE 46)

A: If you sign and send in your proxy, but do not include instructions on how to vote your properly signed proxy card, your shares will be voted FOR approval of the Solectron share issuance.

Q: WHAT HAPPENS IF I DON'T RETURN A PROXY CARD? (SEE PAGE 45)

A: Not returning your proxy card will have the effect of reducing the number of votes cast at the special meeting, thereby also reducing the number of votes needed to approve the Solectron share issuance. It may also contribute to a failure to obtain a quorum at the special meeting. Under Solectron's bylaws, a majority of the total issued and outstanding shares entitled to vote thereat, present in person or represented by proxy, constitutes a quorum at a special meeting.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD? (SEE PAGE 46)

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting of Solectron stockholders at which the Solectron share issuance will be presented and voted upon. You can do this in one of three ways:

   - first, you can send a written notice to the Secretary of Solectron at the address specified below stating that you would like to revoke your proxy;

   - second, you can complete and submit a later-dated proxy card; or

   - third, you can attend the special meeting and vote in person. Your attendance at the special meeting alone will not revoke your proxy. You must also vote at the special meeting in order to revoke your previously submitted proxy.

     You should send any notice of revocation or your completed new proxy card, as the case may be, to Solectron at the following address:

               Solectron Corporation
               c/o Morrow & Co.
               445 Park Avenue
               New York, New York 10022

Q: CAN I VOTE BY TELEPHONE OR ELECTRONICALLY? (SEE PAGE 46)

A: If you are a registered stockholder of Solectron (that is, if you hold your stock in certificate form), you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card.

   If your shares are held in "street name", please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically.

   The deadline for voting by telephone or electronically is 11:59 p.m. on November 27, 2001.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME", WILL MY BROKER VOTE MY SHARES
   FOR ME? (SEE PAGE 45)

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, your shares may be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of approval of the Solectron share issuance. If you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q: AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS? (SEE PAGE 46)

A: No. Holders of Solectron common stock do not have dissenters' or appraisal rights in connection with the transaction. See "Dissenting Shareholder Rights".

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
   ISSUANCE OF SOLECTRON COMMON STOCK PURSUANT TO THE COMBINATION AGREEMENT AND THE PLAN OF ARRANGEMENT? (SEE PAGE 26)

A: Yes. A number of risk factors that you should consider in connection with the transaction are described in the section of this document entitled "Risk Factors".

Q: WHO CAN HELP ANSWER MY QUESTIONS ABOUT THE TRANSACTION?

A: You may call Morrow & Co., Inc. at (800) 607-0088, with any questions you may have about the transaction.

C-MAC SECURITYHOLDER QUESTIONS AND ANSWERS

Q: ON WHAT AM I BEING ASKED TO VOTE? (SEE PAGE 48)

A: C-MAC shareholders and optionholders are being asked to consider, pursuant to an order of the Superior Court of Justice (Quebec) rendered on October 18, 2001, and if deemed advisable, to pass a special resolution to approve the arrangement under Section 192 of the Canada Business Corporations Act involving the indirect acquisition by Solectron of all the issued and outstanding common shares of C-MAC. This special resolution is referred to in this document as the C-MAC arrangement resolution.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE C-MAC ARRANGEMENT RESOLUTION? (SEE PAGES
   48 AND 49)

A: The affirmative vote of not less than two-thirds of the votes cast at the special meeting by holders of C-MAC common shares and C-MAC options, voting together as a class, is required to approve the C-MAC arrangement resolution. Each C-MAC common share is entitled to one vote on all matters to come before the special meeting and each holder of options to purchase C-MAC common shares will be entitled to one vote for each C-MAC common share that would be received on a valid exercise of that holder's C-MAC options regardless of whether they are currently exercisable. Only holders of C-MAC common shares and options at the close of business on October 19, 2001 will be entitled to vote at the special meeting. The C-MAC common shares and the options to purchase C-MAC common shares constitute the only securities of C-MAC's capital stock entitled to vote at the C-MAC special meeting.

Q: HOW DO I VOTE ON THE TRANSACTION AND WHAT DO I DO NOW? (SEE PAGES 49 AND 50)

A: After carefully reading and considering the information contained in this document, including the annexes, please respond by completing, signing and dating your proxy form and returning it in the enclosed postage paid envelope or to C-MAC at the address specified in the enclosed envelope as soon as possible so that your securities can be voted at the special meeting of C-MAC's securityholders at which the C-MAC arrangement resolution will be presented and voted upon. You may also attend the special meeting in person and vote at the special meeting instead of submitting a proxy.

   There are two forms of proxy, a yellow proxy applicable to C-MAC shareholders and a grey proxy applicable to C-MAC optionholders.

   In addition, if you are a Canadian resident and wish to elect to receive exchangeable shares, you must submit a properly completed and duly executed letter of transmittal and election form to General Trust of Canada, the depository for the C-MAC common shares, in the enclosed envelope at one of the addresses indicated in the letter of transmittal and election form before 4:00 p.m. (Montreal time) on November 26, 2001. If you submit these materials after November 26, 2001, the election deadline, and the arrangement is successfully completed, you will be entitled to receive only shares of Solectron common stock.

   Holders of C-MAC options who wish to exercise such options to acquire C-MAC common shares in order to receive exchangeable shares and/or shares of Solectron common stock pursuant to the arrangement should deliver to General Trust of Canada, in the enclosed envelope at one of the addresses indicated in the letter of transmittal and election form for C-MAC optionholders, before 4:00 p.m. (Montreal time) on November 26, 2001, a properly completed and signed letter of transmittal and election form for C-MAC optionholders. C-MAC optionholders are under no obligation to exercise their C-MAC options before the effective time. C-MAC options which have not been exercised prior to the effective time will be exchanged pursuant to the arrangement for replacement options to acquire shares of Solectron common stock.

   You do not need to submit a letter of transmittal and election form before the election deadline unless you are a Canadian resident electing to receive exchangeable shares, you are an optionholder wishing to exercise your options or you wish to participate in the transaction using the holding company alternative. Whether or not you are submitting a letter of transmittal and election form, you should vote by returning your proxy card.

Q: WHAT HAPPENS IF I DON'T INDICATE HOW TO VOTE MY PROXY? (SEE PAGE 49)

A: If a proxy given to management is completed, signed and returned, the securities represented by the proxy will be voted FOR or AGAINST the C-MAC arrangement resolution, in accordance with the instructions marked on the proxy. If no instructions are marked, the securities represented by a proxy given to management will be voted FOR the C-MAC arrangement resolution and in accordance with management's recommendation with respect to amendments or variations of the matters set out in the notice of special meeting or any other matters which may properly come before the C-MAC meeting.

Q: WHAT HAPPENS IF I DON'T RETURN A PROXY CARD? (SEE PAGE 49)

A: Not returning your proxy card or not voting will have the effect of reducing the number of votes cast at the special meeting of securityholders of C-MAC, thereby also reducing the number of votes needed to approve the C-MAC arrangement resolution being voted on by the securityholders of C-MAC. It may also contribute to a failure to obtain a quorum at the special meeting. Under C-MAC's by-laws, two persons holding or representing by proxy at least 10% of the common shares constitute a quorum.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD? (SEE PAGE 50)

A. Yes. You can change your vote by submitting a new proxy to C-MAC's secretary no later than 4:00 p.m. (Montreal time) on November 26, 2001 or if you are a holder of record, by attending the meeting and voting your securities in person. You may also revoke your proxy by delivering a written notice signed by you or your attorney authorized in writing to C-MAC's secretary on or before November 27, 2001 or to the chairman of the special meeting of securityholders of C-MAC at the meeting.

   You should send your completed notice of revocation of proxies or new proxy card, as the case may be, to C-MAC at the following address:

               C-MAC Industries Inc.
               c/o General Trust of Canada
               1100 University Street, 9th Floor
               Montreal, Quebec
               Canada H3B 2G7

Q: CAN I VOTE BY TELEPHONE OR ELECTRONICALLY?

A: No.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME", WILL MY BROKER VOTE MY SHARES
   FOR ME? (SEE PAGE 49)

A: After carefully reading and considering the information contained in this document, including the annexes, please follow the directions provided by your broker with respect to voting procedures and, if you are a Canadian resident electing to receive exchangeable shares, with respect to procedures for making that election. Please ensure that your instructions are submitted to your broker in sufficient time to ensure that your votes are received by C-MAC on or before 4:00 p.m., Montreal time, on November 26, 2001.

Q: WHEN SHOULD I SEND MY SHARE CERTIFICATES?

A: While you are not required to do so now, you must send in your share certificates in addition to the letter of transmittal and election form in order to receive certificates representing shares of Solectron common stock and/or exchangeable shares of Exchangeco. The letter of transmittal and election form, when properly completed, duly executed and returned together with a certificate or certificates representing common shares of C-MAC, or a notice of guaranteed delivery, and all other required documents, will entitle a C-MAC shareholder to receive a certificate or certificates representing the appropriate number of exchangeable shares and/or shares of Solectron common stock, as the case may be. Certificates representing the appropriate number of exchangeable shares and/or shares of Solectron common stock issuable to a C-MAC shareholder who has delivered certificates representing the shareholder's C-MAC common shares, together with a cheque in the amount, if any, payable with respect to fractional exchangeable shares and/or shares of Solectron common stock will, as soon as practicable after the effective date of the transaction, be forwarded to the C-MAC shareholder at the address specified in the letter of transmittal and election form by insured first class mail or will be made available at the offices of General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7 or 121 King Street West, Suite 600, Toronto, Ontario, Canada M5H 3T9 for pick up by the holder as requested in the letter of transmittal and election form.

   Where a certificate for C-MAC common shares has been destroyed, lost or misplaced, the registered C-MAC shareholder of that certificate should immediately complete the letter of transmittal and election form for the C-MAC shares as fully as possible and return it, together with a letter describing the loss, to General Trust of Canada in accordance with the instructions in the letter of transmittal and election form for the C-MAC shareholders. General Trust of Canada will respond with replacement requirements.

Q: AM I ENTITLED TO DISSENT OR APPRAISAL RIGHTS? (SEE PAGE 50)

A: Registered C-MAC shareholders who properly exercise their dissent rights pursuant to the interim order issued by the Superior Court of Justice (Quebec) will be entitled to be paid the fair value of their C-MAC common shares. The dissent procedures require that a registered C-MAC shareholder who wishes to dissent must provide to C-MAC a dissent notice prior to 4:00 p.m. (Montreal time) on the business day preceding the C-MAC meeting. It is important that C-MAC shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the Canada Business Corporations Act that would otherwise permit a dissent notice to be provided at or at any time prior to the C-MAC meeting.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE C-MAC
   ARRANGEMENT RESOLUTION? (SEE PAGE 26)

A: Yes. A number of risk factors that you should consider in connection with the transaction are described in the section of this document entitled "Risk Factors".

Q: WHO CAN HELP ANSWER MY QUESTIONS ABOUT THE TRANSACTION?

A: You may call Claude Michaud, Vice President and Chief Financial Officer of
   C-MAC, at (514) 282-3581, with any questions you may have about the transaction.

                                    SUMMARY

     THE FOLLOWING IS A SUMMARY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS REFERRED TO FOR A MORE COMPLETE UNDERSTANDING OF THE ARRANGEMENT AND RELATED TRANSACTIONS. IN PARTICULAR, YOU SHOULD READ THE ANNEXES ATTACHED TO THIS DOCUMENT, INCLUDING THE COMBINATION AGREEMENT AND RELATED AMENDMENT AND THE FORM OF PLAN OF ARRANGEMENT, WHICH ARE ATTACHED TO THIS DOCUMENT AS ANNEXES A-1, A-2 AND C, RESPECTIVELY.

     UNLESS OTHERWISE NOTED, ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS.

PARTIES TO THE TRANSACTION

                             SOLECTRON CORPORATION
                              777 Gibraltar Drive
                           Milpitas, California 95035
                                 (408) 957-8500

     Solectron provides electronics manufacturing services, or EMS, to original equipment manufacturers, or OEMs, who design and sell networking equipment, mobile and land based telecommunications equipment, computing equipment, including workstations, notebooks, desktops and peripherals, and other electronic equipment. These companies contract with Solectron to build their products for them or to obtain other related services from Solectron. Solectron furnishes integrated supply-chain solutions that span the entire product life-cycle from technology solutions, to manufacturing and operations, to global services. Solectron's range of services includes advanced building block design solutions, product design and manufacturing, new product introduction management, materials purchasing and management, prototyping, printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment), system assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality), distribution, product repair and warranty services.

     Solectron has manufacturing facilities in the Americas, Europe and Asia/Pacific. Solectron was originally incorporated in California in August 1977. In February 1997, Solectron was reincorporated in Delaware.

                     SOLECTRON GLOBAL SERVICES CANADA INC.
                           P.O. Box 7289, Station "A"
                          44 Chipman Hill, 10th Floor
                           Saint John, New Brunswick
                                    E2L 4S6

     Solectron Global Services Canada Inc. is referred to as Exchangeco throughout this document and all of the annexes to this document, including the combination agreement, as amended, and the form of plan of arrangement. Exchangeco is a corporation organized and existing under the laws of the province of New Brunswick and is a direct wholly-owned Canadian subsidiary of Solectron. Exchangeco resulted from an amalgamation effective December 25, 1999. It is intended that Exchangeco will be continued under the Canada Business Corporations Act prior to the effective date of the arrangement. After the transaction is completed, Exchangeco will be an indirect subsidiary of Solectron. A predecessor company to Exchangeco was established as a result of the acquisition in November 1999 of the repair operations of IBM's NULOGIX Technical Services in Vaughn, Ontario, Canada. Exchangeco provides a complete range of technology repair, remanufacturing and refurbishment services for a large variety of electronic products.

                              3942163 CANADA INC.
                              100 King Street West
                       1 First Canadian Place, Suite 6600
                                Toronto, Ontario
                                    M5X 1B8

     3942163 Canada Inc. is referred to as Callco throughout this document and all of the annexes to this document. Callco is a newly incorporated corporation organized and existing under the Canada Business Corporations Act and is an indirect wholly-owned subsidiary of Solectron. Callco was formed solely to effect the transaction and has not conducted any business during any period of its existence. After the transaction is completed, Callco will continue to be an indirect wholly-owned subsidiary of Solectron. Callco was created in order to hold certain rights with respect to the exchangeable shares. In certain circumstances, it may be preferable to Solectron's Canadian subsidiaries for Canadian tax reasons for Callco to acquire the exchangeable shares by way of a purchase rather than have Exchangeco redeem the exchangeable shares.

                              SOLECTRON CANADA ULC
                       1959 Upper Water Street, Suite 800
                              Halifax, Nova Scotia
                                    B3J 2X2

     Solectron Canada ULC is referred to as Nova Scotia Company throughout this document and all of the annexes to this document. Nova Scotia Company is a newly formed unlimited liability company organized under the laws of Nova Scotia and is a direct wholly-owned subsidiary of Solectron. Nova Scotia Company was formed solely to effect the transaction and has not conducted any business during any period of its existence. After the transaction is completed, Nova Scotia Company will continue to be a direct wholly-owned subsidiary of Solectron.

                             C-MAC INDUSTRIES INC.
                    1010 Sherbrooke Street West, Suite 1610
                                Montreal, Quebec
                                    H3A 2R7
                                 (514) 282-7629

     C-MAC provides a comprehensive portfolio of electronic manufacturing services and solutions to over 500 customers worldwide. C-MAC focuses on complex, high-margin products and services ranging from components to full systems in addition to design, test, supply chain management, order fulfillment and aftermarket support services. C-MAC primarily serves the global communications equipment market. In addition, C-MAC provides integrated systems solutions for the transportation electronics, aerospace, military and industrial markets. C-MAC is a leading provider of a broad array of products, including optical, switching, transmission and other solutions to communications equipment customers, including Nortel, Alcatel, Lucent, Marconi and Motorola. C-MAC's major transportation electronics customers include Daimler-Chrysler, Delphi, Ford, General Motors, Hella and Siemens Automotive.

     C-MAC was incorporated under the Canada Business Corporations Act on October 7, 1985.

JOINT REASONS FOR THE TRANSACTION

     The boards of directors of Solectron and C-MAC approved the combination agreement and the transactions contemplated by the combination agreement, including the arrangement and the issuance of shares of Solectron common stock, because they determined that the combined company would have the potential to realize a stronger competitive position and improve long-term operating and financial results. Among other benefits, the boards of directors believe that the transaction should allow the combined company the opportunity to:

     - selectively vertically integrate a variety of services across the supply chain, and thereby provide existing and new customers a more complete range of manufacturing capabilities and related products and services;

     - complement Solectron's diversified contract manufacturing business through the addition of C-MAC's specialized design and engineering, network systems, microtechnology capabilities and components, and electro-mechanical components (i.e., printed circuit board (PCB), backplane, and enclosures);

     - capitalize on the strength of some industries served by C-MAC;

     - benefit from combining established customer and supplier relationships of both companies;

     - leverage manufacturing and production resources and technology; and

     - reduce costs through broader-based manufacturing activities and vertical integration.

     See "The Transaction -- Joint Reasons for the Transaction".

RECOMMENDATION OF SOLECTRON'S BOARD OF DIRECTORS

     AFTER CAREFUL CONSIDERATION, SOLECTRON'S BOARD OF DIRECTORS APPROVED THE COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE COMBINATION AGREEMENT, INCLUDING THE ARRANGEMENT AND THE ISSUANCE OF SHARES OF SOLECTRON COMMON STOCK. SOLECTRON'S BOARD OF DIRECTORS RECOMMENDS THAT SOLECTRON'S STOCKHOLDERS VOTE FOR THE SOLECTRON SHARE ISSUANCE.

     Solectron's board of directors considered a number of factors, including those set forth below, in reaching its decision to approve the combination agreement and the transactions contemplated by the combination agreement, and to recommend that Solectron stockholders vote FOR the Solectron share issuance. Among the factors considered by Solectron's board of directors were:

     - the historical trading prices of the C-MAC common shares and Solectron common stock;

     - the possible effect of the transaction on Solectron's employees, customers and current facilities;

     - the opportunity afforded by the transaction for Solectron to combine its operations with those of C-MAC;

     - the structure of the transaction;

     - the terms and conditions of the combination agreement generally, including the circumstances in which a termination fee is payable to Solectron, and the provisions relating to the ability of C-MAC to solicit or enter into a competing acquisition transaction; and

     - the fairness opinion of Solectron's financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     See "The Transaction -- Joint Reasons for the Transaction" and "The Transaction -- Recommendation of Solectron's Board of Directors".

OPINION OF SOLECTRON'S FINANCIAL ADVISOR

     In deciding to approve the combination agreement and the transactions contemplated by the combination agreement, the Solectron board of directors considered an opinion from its financial advisor, Merrill Lynch. On August 8, 2001, Merrill Lynch delivered its oral opinion to the board of directors of Solectron, subsequently confirmed in writing, that, as of the date of such opinion, the exchange ratio was fair, from a financial point of view, to Solectron.

     The full text of the Merrill Lynch written opinion is attached to this document as Annex G. You are encouraged to read the opinion carefully. The opinion of Merrill Lynch does not constitute a recommendation as to how any holder of Solectron common stock should vote with respect to the Solectron share issuance.

     See "The Transaction -- Opinion of Solectron's Financial Advisor".

RECOMMENDATION OF C-MAC'S BOARD OF DIRECTORS

     THE C-MAC BOARD OF DIRECTORS BELIEVES THAT THE TERMS OF THE ARRANGEMENT ARE FAIR TO C-MAC'S SECURITYHOLDERS AND IN THE BEST INTEREST OF C-MAC AND ITS SHAREHOLDERS. ACCORDINGLY, THE C-MAC BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT AND RECOMMENDS THAT C-MAC'S SECURITYHOLDERS VOTE FOR THE C-MAC ARRANGEMENT RESOLUTION.

     In approving the combination agreement, the C-MAC board of directors considered a number of factors, including:

     - the opportunity afforded by the transaction for C-MAC to combine its operations with those of Solectron;

     - the current industry and market trends affecting C-MAC;

     - the risks and the potential rewards associated with, as an alternative to the transaction, continuing to execute C-MAC's strategic plan as an independent entity operating in a highly competitive environment;

     - the historical trading prices of the Solectron common stock and the C-MAC common shares;

     - the structure of the transaction, which effectively permits Canadian resident C-MAC shareholders to receive exchangeable shares (and certain ancillary rights), generally without realizing a gain for Canadian federal income tax purposes at the time of the arrangement (upon filing the required tax election) and permits C-MAC shareholders that are registered pension plans or trusts governed by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans governed by Canadian law to hold exchangeable shares without regard to limitations on holding foreign property;

     - the terms and conditions of the combination agreement generally, including the amount of and the circumstances in which a termination fee is payable by C-MAC, and the fact that the terms of the combination agreement do not prohibit C-MAC from accepting a superior proposal;

     - the fairness opinion of C-MAC's financial advisor, Banc of America Securities LLC; and

     - other factors that the C-MAC board of directors deemed relevant in order to make its decision.

     See "The Transaction -- Joint Reasons for the Transaction" and "The Transaction -- Recommendation of C-MAC's Board of Directors".

OPINION OF C-MAC'S FINANCIAL ADVISOR

     In deciding to approve the combination agreement and the transactions contemplated by the combination agreement, C-MAC's board of directors considered an opinion from its financial advisor, Banc of America Securities. On August 8, 2001, Banc of America Securities delivered its opinion to the board of directors of C-MAC that, as of the date of such opinion, the exchange ratio set forth in the original combination agreement was fair, from a financial point of view, to the shareholders of C-MAC.

     The full text of the Banc of America Securities opinion, which sets forth the assumptions made, matters considered and limits on review undertaken, is attached to this document as Annex H. C-MAC securityholders are encouraged to read the opinion carefully. The opinion of Banc of America Securities is addressed to the board of directors of C-MAC and relates only to the fairness, from a financial point of view, of the exchange ratio to the holders of C-MAC common shares. The opinion does not address any other aspects of the proposed arrangement and does not constitute an opinion or recommendation to any securityholder of C-MAC as to how such securityholder should vote with respect to the C-MAC arrangement resolution.

     See "The Transaction -- Opinion of C-MAC's Financial Advisor".

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the recommendation of the C-MAC board of directors with respect to the transaction, you should be aware that certain members of the management and board of directors of C-MAC have certain interests in the transaction that may present them with actual or potential conflicts of interest in connection with the transaction. The C-MAC board of directors was aware of these interests and considered them along with the other matters summarized above. Those interests include:

     - the receipt of options to purchase Solectron common stock in exchange for options to purchase C-MAC common shares;

     - ownership of options to purchase C-MAC common shares and the potential acceleration of the vesting schedule of such options held by certain senior employees of C-MAC in certain limited circumstances;

     - offers of directorships at Solectron;

     - change of control benefits in employment agreements of certain senior employees of C-MAC; and

     - a promise by Solectron to provide indemnification insurance.

     Furthermore, the combination agreement provides executive officers and directors of C-MAC with continuing indemnification rights.

     As of the close of business on October 19, 2001, directors and executive officers of C-MAC (and their respective affiliates) collectively owned or exercised direction or control over approximately 10.78% of the C-MAC securities entitled to vote at the C-MAC special meeting. This includes 1,579,000 C-MAC common shares underlying options which these directors and officers beneficially own. The vote required for approval of the C-MAC arrangement resolution at the C-MAC special meeting is not less than two-thirds of the votes cast at the special meeting by holders of C-MAC common shares and options to purchase C-MAC common shares, voting together as a class.

     See "The Transaction -- Interests of Certain Persons in the Transaction".

SHARE OWNERSHIP OF SOLECTRON DIRECTORS AND OFFICERS

     As of the close of business on October 18, directors and executive officers of Solectron (and their respective affiliates) collectively owned approximately 1.89% of the outstanding shares of Solectron common stock entitled to vote at the special meeting on the issuance. This does not include 2,980,084 shares of Solectron common stock underlying presently exercisable options which these directors and officers beneficially own. If all of these stock options had been exercised prior to the record date for the special meeting, the directors and executive officers of Solectron (and their respective affiliates) would collectively own approximately 2.33% of the outstanding shares of Solectron common stock entitled to vote at the special meeting. The vote required for approval of the Solectron share issuance is a majority of the votes cast at a special meeting of Solectron stockholders at which a quorum is present.

STRUCTURE AND EFFECTS OF THE TRANSACTION

     The original combination agreement between Solectron and C-MAC dated as of August 8, 2001, including the form of plan of arrangement, was amended on September 7, 2001. The combination agreement, the amendment to the combination agreement, (referred together in this document as the "combination agreement") and the form of plan of arrangement are attached to this document as Annexes A-1, A-2 and C, respectively. Please read the combination agreement, the form of plan of arrangement and the other transaction agreements as they are the principal legal documents that govern the transaction.

     The combination agreement and plan of arrangement provide for the combination of Solectron and C-MAC in a transaction in which each holder of C-MAC common shares who is a Canadian resident other than Solectron and its affiliates will effectively have the choice of receiving, for each C-MAC common share held, (1) 1.755 shares of Solectron common stock, (2) 1.755 exchangeable shares of Exchangeco (and certain ancillary rights) which are exchangeable into shares of Solectron common stock on a one-for-one basis at the option of the holder or (3) a combination of shares of Solectron common stock and exchangeable shares (and certain ancillary rights). Any C-MAC shareholder who is not a Canadian resident will not be entitled to receive exchangeable shares and will receive 1.755 shares of Solectron common stock for each C-MAC common share held. A C-MAC shareholder (other than dissenting C-MAC shareholders who ultimately receive the fair value of their C-MAC common shares from C-MAC and other than Solectron or its affiliates) who is a Canadian resident and who does not make a valid election to receive exchangeable shares will receive 1.755 shares of Solectron common stock for each C-MAC common share held. C-MAC shareholders who properly exercise dissent rights will not be entitled to exchangeable shares or shares of Solectron common stock but will be entitled to receive payment in cash from C-MAC representing the fair value of their C-MAC common shares.

     The mechanics of the transaction will involve Exchangeco acquiring all of the outstanding common shares of C-MAC (other than those of dissenting C-MAC shareholders who ultimately receive the fair value of their C-MAC common shares and those held by Solectron or its affiliates), in exchange for shares of Solectron common stock and/or, at the option of validly-electing Canadian resident C-MAC shareholders, exchangeable shares and certain ancillary rights. The exchangeable shares will be securities issued by Exchangeco. Holders of the exchangeable shares will be entitled to dividend and other rights that are substantially economically equivalent to those of holders of Solectron common stock. Through a voting trust arrangement, holders of the exchangeable shares will be entitled to vote at meetings of Solectron stockholders. Exchangeable shares will be exchangeable at the option of the holder at any time on a one-for-one basis for shares of Solectron common stock.

     Persons owning C-MAC common shares through a holding company at the time of the transaction and meeting certain conditions may participate in the transaction by having Exchangeco acquire all of the shares of their holding company instead of the C-MAC common shares held by such holding company, in exchange for the same consideration otherwise receivable for such C-MAC common shares. This holding company alternative involves a complex series of transactions and is described in greater detail in "Transaction
Mechanics -- Holding Company Alternative".

     Each C-MAC option not exercised prior to the effective time will be exchanged for an option to purchase a number of shares of Solectron common stock equal to 1.755 multiplied by the number of C-MAC common shares subject to such C-MAC option, with the total number of shares subject to the replacement option rounded down to the nearest whole number. The exercise price per share of Solectron common stock shall be equal to the exercise price per C-MAC common share of such C-MAC option immediately prior to the consummation of the arrangement divided by 1.755.

     Solectron and its affiliates do not currently own any C-MAC common shares. Prior to the effective time of the arrangement, Exchangeco has agreed in contemplation of the arrangement to purchase at least Cdn.$1 million, but not more than Cdn.$3 million, of C-MAC common shares on the open market.

     Based on the number of C-MAC common shares outstanding on October 19, 2001, immediately following the completion of the transaction, former holders of C-MAC common shares will hold an aggregate of approximately 151,495,770 exchangeable shares and shares of Solectron common stock. Assuming that all C-MAC common shares are exchanged for shares of Solectron common stock and based upon the number of C-MAC common shares and shares of Solectron common stock outstanding as of October 19, immediately following completion of the transaction, existing C-MAC shareholders would hold approximately 23% of the outstanding shares of Solectron common stock.

     See "The Transaction", "Transaction Mechanics", "Description of Exchangeable Shares", "Exchangeco Share Capital" and "Pro Forma Capitalization of Solectron".

THE COMPANIES AFTER THE TRANSACTION

     Following completion of the transaction, Solectron will operate the business of C-MAC in combination with the existing business of Solectron.

     See "The Companies after the Transaction".

COMPLETION AND EFFECTIVENESS OF THE TRANSACTION

     Solectron and C-MAC are working toward satisfying the conditions to the consummation of the arrangement and completing the transaction as quickly as possible. The transaction will be completed as soon as practicable after the requisite shareholder, regulatory and court approvals have been obtained and are final and all other conditions to the transaction have been satisfied or waived. Solectron and C-MAC currently plan to complete the transaction during the fourth calendar quarter of 2001. Because the arrangement is subject to regulatory approvals and other conditions, some of which are beyond Solectron's and C-MAC's control, the exact timing cannot be predicted.

     See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

THE COMBINATION AGREEMENT

  No Solicitation

     C-MAC has agreed that, while the transaction is pending, it will not initiate or engage in discussions with any third parties regarding an alternative transaction, such as a merger, business combination or sale of a material amount of assets or capital stock, provided that C-MAC may enter into such discussions and enter into an agreement with a third party with respect to such a transaction if C-MAC's board of directors determines, subject to the satisfaction of certain conditions, that such a transaction is superior from a financial point of view to C-MAC's shareholders to the transaction with Solectron.

     See "The Combination Agreement -- Material Covenants".

  Conditions to Completion of the Arrangement

     Completion of the arrangement is subject to the satisfaction of a number of conditions, including:

     - the issuance of an interim order and a final order of the Superior Court of Justice (Quebec);

     - the approval of the C-MAC arrangement resolution by at least two-thirds of the votes cast by the holders of C-MAC common shares and the holders of options to purchase C-MAC common shares who are represented at the C-MAC special meeting, voting together as a single class, and in accordance with any other conditions imposed by the interim order attached as Annex B to this document;

     - the approval of the Solectron share issuance by at least a majority of the votes cast by holders of Solectron common stock voting at the Solectron special meeting;

     - the expiration or termination of applicable waiting periods under U.S. and certain other foreign antitrust laws;

     - receipt of the necessary approvals under the Competition Act (Canada) and the Investment Canada Act;

     - the absence of any law, decree or order preventing the consummation of the arrangement;

     - the accuracy of the representations and warranties of Solectron and C-MAC contained in the combination agreement (except to the extent that any inaccuracies would not constitute a material adverse effect on the applicable company); and

     - holders of no more than 10% of the issued and outstanding C-MAC common shares having exercised and not withdrawn their dissent rights.

     Some of the conditions to completion of the arrangement may be waived by the party entitled to assert the benefit of the condition.

     See "The Combination Agreement -- Conditions to Completion of the Arrangement".

  Termination of the Combination Agreement

     C-MAC and Solectron may mutually agree to terminate the combination agreement without completing the transaction. In addition, either C-MAC or Solectron may terminate the combination agreement under any of the following circumstances:

     - if the arrangement has not occurred by February 8, 2002 (or April 8, 2002 if the failure to consummate the arrangement prior to that date was due to the failure to obtain any governmental approval, waiver or consent);

     - if a law is passed or a final non-appealable court or other governmental order is issued prohibiting the arrangement;

     - if the requisite approval of the holders of C-MAC common shares and options to purchase C-MAC common shares is not obtained;

     - if the requisite approval of the holders of Solectron common stock is not obtained; or

     - if the conditions to completion of the arrangement would not be satisfied because of a breach by the other party of any of its covenants or other agreements contained in the combination agreement or if any of the other party's representations or warranties becomes untrue (although the breaching company will have 30 days to cure any such breach).

     Solectron may also terminate the combination agreement under any of the following circumstances:

     - if C-MAC's board of directors withdraws or changes, in a manner adverse to Solectron, its recommendation in favor of the adoption and approval of the combination agreement and the transactions contemplated by the combination agreement;

     - if C-MAC's board of directors approves or recommends any acquisition proposal from a third party;

     - if C-MAC enters into a letter of intent or other agreement accepting any acquisition proposal from a third party;

     - if C-MAC intentionally breaches the provisions of the combination agreement that prohibit C-MAC from soliciting acquisition proposals from third parties and restricts (subject to limited exceptions) C-MAC's ability to participate in negotiations with third parties regarding an acquisition transaction and to enter into a superior acquisition transaction; or

     - if a third party unaffiliated with Solectron undertakes a tender or exchange offer relating to the securities of C-MAC, and C-MAC does not recommend that its shareholders reject the offer within ten business days after the offer is first made.

     C-MAC may also terminate the combination agreement in connection with its execution of an agreement with a third party with respect to an unsolicited proposal for a merger or other business combination, or a sale of a majority of its assets, that C-MAC's board of directors has determined, subject to some conditions, is superior from a financial point of view to the transaction with Solectron and has also determined that the failure to engage in negotiations and enter into such agreement would be inconsistent with its fiduciary duties to C-MAC shareholders.

     See "The Combination Agreement -- Termination of the Combination
Agreement".

  Payment of Termination Fee

     Under some circumstances, C-MAC may have to pay Solectron a termination fee of $75 million if the combination agreement is terminated.

     See "The Combination Agreement -- Payment of Termination Fees".

THE EXCHANGEABLE SHARES

     The exchangeable shares will be securities of Exchangeco that, together with certain ancillary rights, are substantially economically equivalent to shares of Solectron common stock. Pursuant to the plan of arrangement, the terms of the exchangeable shares and the voting and exchange trust agreement, the holders of exchangeable shares will have the following rights:

     - the right to exchange such shares for shares of Solectron common stock on a one-for-one basis;

     - the right to receive dividends, on a per share basis, in amounts (or property in the case of non-cash dividends) which are the same as or economically equivalent to, and which are payable at the same time as, dividends declared on the shares of Solectron common stock;

     - the right to vote at all shareholder meetings at which Solectron common stockholders are entitled to vote; and

     - the right to participate on a pro rata basis with the holders of Solectron common stock in the distribution of assets of Solectron, upon certain specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Solectron among its stockholders for the purpose of winding-up its affairs, through the mandatory exchange of exchangeable shares for shares of Solectron common stock.

     The exchangeable shares have no rights to dividends, rights on liquidation, dissolution or winding-up and no voting rights in Exchangeco, except as required by law or under the exchangeable share provisions and the voting and exchange trust agreement.

     Holders of exchangeable shares will be entitled generally to require Exchangeco to redeem any or all of their exchangeable shares for shares of Solectron common stock for a purchase price per share of one share of Solectron common stock and an amount equal to all declared and unpaid dividends on one exchangeable share. However, in the event that a holder of exchangeable shares delivers notice of its exercise of such redemption right, Callco will have the overriding right to purchase, in lieu of Exchangeco, all of such holder's exchangeable shares in respect of which the right to require redemption shall have been exercised.

     Subject to applicable law and Callco's call right (described immediately below), on a date on or after the seventh anniversary of the effective date of the arrangement, as established by Exchangeco's board of directors, all of the outstanding exchangeable shares (other than those held by Solectron or its affiliates) will be redeemed by Exchangeco for a redemption price per share of one share of Solectron common stock and an amount equal to all declared and unpaid dividends on one exchangeable share. Callco will have the overriding right to purchase on such redemption date the outstanding exchangeable shares for a purchase price per share of one share of Solectron common stock and an amount equal to all declared and unpaid dividends on one exchangeable share.

     In certain circumstances, Exchangeco will have the right to require a redemption of the exchangeable shares prior to such redemption date, which right of early redemption is also subject to Callco's overriding right to purchase on such early redemption date the outstanding exchangeable shares, for a purchase price per share of one share of Solectron common stock and an amount equal to all declared and unpaid dividends on one exchangeable share. An early redemption may occur, among certain other circumstances, if:

     - there are fewer than 30% of the number of exchangeable shares issuable as determined at the election deadline in respect of the arrangement outstanding (other than exchangeable shares held by Solectron and its affiliates) at any time after the fifth anniversary of the effective date of the arrangement;

     - there are fewer than 10% of the number of exchangeable shares issuable as determined at the election deadline in respect of the arrangement outstanding (other than exchangeable shares held by Solectron and its affiliates) at any time; and

     - any merger, amalgamation, arrangement, tender offer, material sale of shares or rights or similar transaction involving Solectron occurs or any proposal related to any such transaction exists; provided that, among other things, the board of directors of Exchangeco determines that it is not reasonably practical to substantially replicate the terms and conditions of the exchangeable shares in connection with such a transaction and the redemption of exchangeable shares is necessary to enable the completion of the transaction.

     Solectron will also have the right to purchase (or cause Callco to purchase) all of the exchangeable shares for consideration per share consisting of one share of Solectron common stock and an amount equal to all declared and unpaid dividends on one exchangeable share in the event of a change in Canadian and Quebec tax laws that allows Canadian resident holders of exchangeable shares to exchange such shares on a tax-deferred basis.

     See "Description of Exchangeable Shares".

     Prior to the effective time of the arrangement, Exchangeco will adopt an exchangeable share rights plan substantially equivalent to the Solectron rights agreement. Pursuant thereto, each exchangeable share issued on the arrangement will have an associated exchangeable share right entitling the holder of such exchangeable share right to acquire additional exchangeable shares on terms and conditions substantially the same as the terms and conditions upon which a holder of Solectron common stock is entitled to acquire Solectron Series A preferred stock. The exchangeable share rights are intended to have characteristics essentially equivalent in economic effect to the Solectron rights.

     See "Description of Exchangeable Shares -- Exchangeable Share Rights" and "Solectron Capital Stock -- Series A Participating Preferred Stock and Rights Agreement".

TAX CONSIDERATIONS FOR C-MAC SECURITYHOLDERS

     C-MAC SECURITYHOLDERS SHOULD READ CAREFULLY THE INFORMATION UNDER "TAX CONSIDERATIONS FOR C-MAC SECURITYHOLDERS," WHICH QUALIFIES THE INFORMATION SET FORTH BELOW, AND SHOULD CONSULT THEIR TAX ADVISORS. NO ADVANCE INCOME TAX RULINGS HAVE BEEN SOUGHT OR OBTAINED WITH RESPECT TO ANY OF THE TRANSACTIONS DESCRIBED HEREIN.

  Canada

     Canadian resident C-MAC shareholders validly electing to receive exchangeable shares may generally elect to defer recognition of all or part of any accrued gain on their C-MAC common shares for Canadian federal income tax purposes by making a valid tax election with Exchangeco as described herein. Canadian resident C-MAC shareholders receiving shares of Solectron common stock upon the arrangement will generally recognize any accrued gain or loss on their C-MAC common shares for Canadian federal income tax purposes. Exchangeable shares received by C-MAC shareholders that are Canadian deferred income plans will be "qualified investments" that are not "foreign property" for Canadian federal income tax purposes. Shares of Solectron common stock received by C-MAC shareholders that are Canadian deferred income plans will be "qualified investments" but will be "foreign property" for Canadian federal income tax purposes. Canadian resident C-MAC optionholders will not be subject to Canadian federal income tax on the exchange of their C-MAC options for options to purchase shares of Solectron common stock. C-MAC shareholders who are not Canadian residents will not generally be subject to Canadian federal income tax on the exchange of C-MAC common shares for shares of Solectron common stock.

     See "Tax Considerations for C-MAC Securityholders -- Canadian Tax Considerations for C-MAC Shareholders".

  United States

     The exchange of C-MAC common shares for Solectron common stock pursuant to the arrangement will be a taxable exchange for United States federal income tax purposes.

     See "Tax Considerations for C-MAC Securityholders -- United States Federal Income Tax Considerations for C-MAC Shareholders".

ACCOUNTING TREATMENT OF THE TRANSACTION

     The transaction will be accounted for by Solectron under the purchase method of accounting. See "The Transaction -- Accounting Treatment".

APPROVALS REQUIRED TO COMPLETE THE TRANSACTION

  Solectron Stockholder Approval

     The Solectron special meeting will be held on November 28, 2001. At the Solectron special meeting, the Solectron stockholders will be asked to approve the Solectron share issuance. A majority of the votes cast at the Solectron special meeting is required to approve the issuance of Solectron common stock pursuant to the combination agreement and the plan of arrangement. Solectron stockholders are not required to vote on the combination agreement or the plan of arrangement.

     See "The Special Meeting of Solectron Stockholders -- Vote Required".

  C-MAC Securityholder Approval

     The C-MAC special meeting will also be held on November 28, 2001. At the C-MAC special meeting, the holders of C-MAC common shares and the holders of C-MAC options will be asked to approve the C-MAC arrangement resolution. The C-MAC arrangement resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast on the special resolution by the holders of C-MAC common shares and the holders of C-MAC options, voting together as a class, present in person or by proxy at the C-MAC special meeting.

     See "The Special Meeting of C-MAC Securityholders -- Vote Required".

  Court Approval

     An arrangement under the Canada Business Corporations Act requires court approval. Prior to the mailing of this document in connection with the C-MAC special meeting, C-MAC obtained an interim order from the Superior Court of Justice (Quebec) providing for the calling and holding of the C-MAC special meeting and other procedural matters. Subject to the approval of the C-MAC arrangement resolution at the C-MAC special meeting and the approval of the Solectron share issuance at the Solectron special meeting, the hearing to obtain a final order of the Court is scheduled to take place on or about November 29, 2001 at 9:00 a.m. (Montreal time) in room 16.10 at the Montreal courthouse located at 1 Notre Dame Street East in Montreal, Quebec.

     See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

  Regulatory Approvals

     The arrangement is subject to United States, Canadian and certain other antitrust laws. Solectron and C-MAC are not permitted to complete the arrangement until the waiting periods under all applicable U.S. and foreign antitrust laws have expired or been terminated, and Solectron and C-MAC have obtained all other regulatory approvals without which the arrangement would be prohibited. A governmental authority or any private person may challenge the transaction in the United States on antitrust grounds at any time before or after completion.

     See "The Transaction -- Regulatory Matters".

RESTRICTIONS ON THE ABILITY OF C-MAC SHAREHOLDERS TO SELL SOLECTRON COMMON STOCK AND EXCHANGEABLE SHARES

     All shares of Solectron common stock and exchangeable shares received by C-MAC shareholders in connection with the transaction and all shares of Solectron common stock received upon exchange of exchangeable shares will be freely transferable under U.S. securities laws unless a C-MAC shareholder is deemed to be an affiliate of C-MAC prior to the completion of the transaction under the United States Securities Act of 1933. Shares of Solectron common stock held by C-MAC's affiliates may only be sold in compliance with Rule 145 under the United States Securities Act of 1933.

     It is a condition to completion of the transaction that the relevant Canadian securities regulatory authorities shall have granted relief to permit resale of the Solectron common stock and exchangeable shares issued in the transaction or issued upon exchange of exchangeable shares or upon the exercise of the replacement options, without restriction by persons other than "control persons", subject to other customary qualifications for such relief orders, including that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof.

     See "The Transaction -- Resale of Exchangeable Shares and Shares of Solectron Common Stock".

STOCK EXCHANGE LISTINGS

     The shares of Solectron common stock issued in connection with the transaction will be listed on the New York Stock Exchange. Exchangeco has applied to The Toronto Stock Exchange, and has received conditional approval, to list the exchangeable shares, such listing to be effective prior to the effective date of the arrangement. There is no current intention to list the exchangeable shares on any stock exchange other than The Toronto Stock Exchange.

     See "The Transaction -- Stock Exchange Listings".

DISSENTERS' AND APPRAISAL RIGHTS

  Solectron

     Holders of Solectron common stock do not have dissenters' appraisal rights in connection with the transaction.

  C-MAC

     Registered C-MAC shareholders who properly exercise their dissent rights pursuant to the interim order issued by the Superior Court of Justice (Quebec) will be entitled to be paid the fair value of their C-MAC common shares. The dissent procedures require that a registered C-MAC shareholder who wishes to dissent must provide C-MAC a dissent notice prior to 4:00 p.m. (Montreal time) on the business day preceding the C-MAC meeting. It is important that C-MAC shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the Canada Business Corporations Act which would permit a dissent notice to be provided at or prior to the C-MAC meeting.

     See "Dissenting Shareholder Rights".

              COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

     The following tables set forth certain historical per share data of Solectron and C-MAC and combined per share data on an unaudited pro forma basis after giving effect to the transaction using the purchase method of accounting. The following data should be read in conjunction with the separate historical consolidated financial statements of Solectron attached to this document as Annex J and the historical consolidated financial statements of C-MAC attached to this document as Annex K. The unaudited pro forma combined per share data does not necessarily indicate the operating results that would have been achieved had the transaction been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. The results may have been different if the companies had always been consolidated. All per share information has been restated, as applicable, for stock splits, as discussed in each entity's respective consolidated financial statements and notes thereto. No cash dividends have ever been declared or paid on Solectron common stock or C-MAC common shares.

                                                                                       C-MAC
                                                                 SOLECTRON         TWELVE MONTHS
                                                                YEAR ENDED             ENDED
                                                              AUGUST 31, 2000    SEPTEMBER 30, 2000
                                                              ---------------    ------------------
                                                                (IN U.S. DOLLARS -- UNAUDITED)(1)
NET INCOME PER SHARE (BASIC):
  Canadian GAAP:............................................         n/a               $ 0.94
  U.S. GAAP:................................................       $0.83               $ 0.94
NET INCOME PER SHARE (DILUTED):
  Canadian GAAP:............................................         n/a               $ 0.92
  U.S. GAAP:................................................       $0.80               $ 0.91
BOOK VALUE PER SHARE(2):
  Canadian GAAP:............................................         n/a               $14.93
  U.S. GAAP:................................................       $6.28               $14.90

                                                            NINE MONTHS ENDED    NINE MONTHS ENDED
                                                              MAY 31, 2001         JUNE 30, 2001
                                                            -----------------    -----------------
                                                              (IN U.S. DOLLARS -- UNAUDITED)(1)
NET INCOME PER SHARE (BASIC):
Canadian GAAP:............................................          n/a               $ 0.82
U.S. GAAP.................................................        $0.20               $ 0.84
NET INCOME PER SHARE (DILUTED):
Canadian GAAP:............................................          n/a               $ 0.80
U.S. GAAP.................................................        $0.19               $ 0.83
BOOK VALUE PER SHARE(2):
Canadian GAAP:............................................          n/a               $16.86
U.S. GAAP.................................................        $8.24               $16.86

                                                      AS OF AND FOR THE YEAR ENDED AUGUST 31, 2000(3)
                                                      ------------------------------------------------
                                                           SOLECTRON              C-MAC EQUIVALENT
                                                       PRO FORMA COMBINED       PRO FORMA COMBINED(5)
                                                      --------------------     -----------------------
                                                             (IN U.S. DOLLARS -- UNAUDITED)(1)
NET INCOME PER SHARE (BASIC):
  Canadian GAAP:....................................            n/a                       n/a
  U.S. GAAP:........................................          $0.60                     $1.05
NET INCOME PER SHARE (DILUTED):
  Canadian GAAP:....................................            n/a                       n/a
  U.S. GAAP:........................................          $0.58                     $1.02

                                                      AS OF AND FOR THE NINE MONTHS ENDED MAY 31,
                                                                        2001(3)
                                                      --------------------------------------------
                                                          SOLECTRON            C-MAC EQUIVALENT
                                                      PRO FORMA COMBINED     PRO FORMA COMBINED(5)
                                                      ------------------     ---------------------
                                                           (IN U.S. DOLLARS -- UNAUDITED)(1)
NET INCOME PER SHARE (BASIC):
  Canadian GAAP:....................................          n/a                      n/a
  U.S. GAAP:........................................        $0.12                   $ 0.21
NET INCOME PER SHARE (DILUTED):
  Canadian GAAP:....................................          n/a                      n/a
  U.S. GAAP:........................................        $0.11                   $ 0.19
BOOK VALUE PER SHARE(4):
  Canadian GAAP:....................................          n/a                      n/a
  U.S. GAAP:........................................        $9.85                   $17.29

---------------
(1) The C-MAC statements of operations for the twelve months ended September 30, 2000 and for the nine months ended June 30, 2001, were converted from Cdn.$ to U.S.$ using average exchange rates for each period (U.S. $0.6793 per Cdn.$1 and U.S. $0.6528 per Cdn.$1, respectively). The balance sheets of C-MAC as of September 30, 2000 and June 30, 2001 were converted from Cdn.$ to U.S.$ using the exchange rate effective on the balance sheet dates (U.S. $0.6651 per Cdn.$1 and U.S. $0.6605 per Cdn.$1, respectively).

(2) Historical book value per share is computed by dividing stockholders' equity by the number of shares of Solectron common stock or C-MAC common shares outstanding at the end of each period.

(3) Because of different fiscal year ends, consolidated financial information relating to Solectron's fiscal year ended August 31, 2000 and nine months ended May 31, 2001 has been combined with the unaudited financial information for C-MAC for the twelve months ended September 30, 2000 and thirty-nine week period ended June 30, 2001, respectively.

(4) Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Solectron common stock outstanding at the end of each period.

(5) The C-MAC equivalent pro forma combined per share amounts are calculated by multiplying Solectron combined pro forma share amounts by 1.755 (the exchange ratio for the transaction).

            COMPARATIVE MARKET PRICE AND TRADING VOLUME INFORMATION

     Solectron common stock is traded on the New York Stock Exchange under the symbol "SLR". C-MAC common shares are traded on The Toronto Stock Exchange under the symbol "CMS" and on the New York Stock Exchange under the symbol "EMS".

     The following table sets forth, for the periods indicated, the high and low sale prices per share and the average trading volumes of Solectron common stock as reported on the New York Stock Exchange expressed in U.S.$ (as adjusted to reflect stock splits in February 1999 and March 2000).

                                                                SOLECTRON            SOLECTRON
                                                               COMMON STOCK         COMMON STOCK
                                                          PER SHARE SALES PRICES      AVERAGE
                                                          ----------------------      TRADING
FISCAL QUARTERS                                           HIGH $          LOW $        VOLUME
---------------                                           -------        -------    ------------
1999:
  First Quarter.......................................    17.344          9.703       2,708,600
  Second Quarter......................................    23.563         16.250       4,862,885
  Third Quarter.......................................    28.938         20.251       2,744,203
  Fourth Quarter......................................    39.469         26.125       2,618,022
2000:
  First Quarter.......................................    45.000         33.063       2,764,381
  Second Quarter......................................    49.000         31.250       4,907,971
  Third Quarter.......................................    49.500         28.250       5,240,325
  Fourth Quarter......................................    48.375         30.938       3,279,624
  September...........................................    49.813         43.750       3,295,165
  October.............................................    52.625         39.250       4,383,682
  November............................................    46.000         28.000       7,317,586
  December............................................    34.930         24.540       6,067,175
2001:
  January.............................................    41.950         30.060       5,367,443
  February............................................    40.930         26.500       6,742,179
  March...............................................    30.690         18.050       7,730,795
  April...............................................    26.450         16.060       5,600,270
  May.................................................    28.120         20.650       4,331,327
  June................................................    23.350         16.330       4,943,467
  July................................................    18.400         14.710       4,259,976
  August..............................................    19.000         13.440       6,525,126
  September...........................................    13.600          9.910       8,279,120
  October(1)..........................................    15.390         11.130       6,785,771

---------------
(1) Through October 18, 2001.

     The following table sets forth, for the periods indicated, the high and low sale prices per C-MAC common share and average trading volume of C-MAC common shares as reported on The Toronto Stock

Exchange expressed in Cdn.$ and as reported on the New York Stock Exchange expressed in U.S.$ (as adjusted to reflect a stock split in January 2000).

                                     THE TORONTO STOCK EXCHANGE            NEW YORK STOCK EXCHANGE(1)
                                 -----------------------------------   -----------------------------------
                                                           AVERAGE                               AVERAGE
                                 HIGH CDN.$   LOW CDN.$     VOLUME     HIGH U.S.$   LOW U.S.$     VOLUME
                                 ----------   ---------   ----------   ----------   ---------   ----------
1999:
  First Quarter................    14.250      11.150        195,959        n/a          n/a           n/a
  Second Quarter...............    16.375      12.575        109,106        n/a          n/a           n/a
  Third Quarter................    19.750      15.425        182,022        n/a          n/a           n/a
  Fourth Quarter...............    44.250      18.500        322,835        n/a          n/a           n/a
2000:
  First Quarter................    80.250      32.875        451,222        n/a          n/a           n/a
  Second Quarter...............    77.500      48.000        356,619        n/a          n/a           n/a
  Third Quarter................   112.800      69.900        457,035     76.750       56.688       297,003
  Fourth Quarter...............   113.500      60.550        564,920     74.813       39.375       229,632
2001
  January......................    84.750      56.100        643,706     55.938       37.625       190,405
  February.....................    83.000      39.600        952,558     55.510       25.730       181,679
  March........................    40.190      27.450      1,171,088     26.050       17.700       142,582
  April........................    52.500      27.500        986,484     33.900       17.400       244,630
  May..........................    59.750      44.750        824,192     38.890       29.120       177,991
  June.........................    50.200      29.800        613,414     32.750       19.500       119,581
  July.........................    43.650      32.650        579,721     28.200       21.000       109,910
  August.......................    40.900      34.500      1,501,046     26.740       22.550       623,709
  September....................    36.000      22.750      1,270,256     23.550       14.750     1,303,847
  October(2)...................    41.080      29.190        601,316     26.290       18.880       772,057

---------------
(1) The C-MAC common shares were listed on the New York Stock Exchange on August 9, 2000.

(2) Through October 18, 2001.

     The following table shows the closing prices (1) per C-MAC common share as reported on each of The Toronto Stock Exchange and the New York Stock Exchange and (2) per share of Solectron common stock as reported on the New York Stock Exchange, on August 8, 2001, the business day preceding the public announcement that Solectron and C-MAC had entered into the combination agreement and October 18, 2001, the last full trading day for which closing prices were available at the time of the printing of this document.

     The table also includes the equivalent price per C-MAC common share on those dates. This equivalent per share price reflects the value of the Solectron common stock C-MAC shareholders would receive for each C-MAC common share if the transaction had been completed on either of these dates applying the exchange ratio of 1.755 shares of Solectron common stock for each C-MAC common share on those dates.

                                      C-MAC                C-MAC           SOLECTRON      EQUIVALENT PRICE
                                  COMMON SHARES        COMMON SHARES      COMMON STOCK       PER SHARE
                                 ----------------    -----------------    ------------    ----------------
                                 (CDN.$ ON TSE)      (U.S.$ ON NYSE)       (U.S.$)        (U.S.$)(1)
August 8, 2001.................       $34.80              $22.67             $17.20            $30.19
October 18, 2001...............       $38.29              $24.18             $14.00            $24.57

---------------
(1) Based on the exchange ratio applicable to the transaction of 1.755 shares of Solectron common stock for each C-MAC common share.

     Because the market price of Solectron common stock is subject to fluctuation due to numerous market forces, the market value of the Solectron common stock that holders of C-MAC common shares will receive pursuant to the transaction or upon exchange of exchangeable shares may increase or decrease prior to the effective time of the arrangement or the time of exchange of the exchangeable shares (respectively). Shareholders are urged to obtain current market quotations for the C-MAC common shares and the Solectron common stock. Historical market prices are not indicative of future market prices.

SOLECTRON DIVIDEND POLICY

     Solectron's policy has been to not pay dividends on its common stock in order to retain earnings for investment in Solectron's business. No cash dividends have ever been paid or declared on the shares of Solectron common stock. Solectron does not intend to pay cash dividends on its common stock in the foreseeable future.

     Solectron's present intention is to retain its earnings to finance the growth and development of its business. Any future payments of dividends on Solectron's stock will be at the board's discretion and will depend upon, among other things, Solectron's earnings, financial condition, capital requirements, level of indebtedness and other factors that the Solectron board deems relevant.

C-MAC DIVIDEND POLICY

     Since C-MAC began its operations, it has not paid any dividends on its common shares, except in connection with a two-for-one stock split effective January 14, 2000. C-MAC's board of directors has maintained a policy of retaining earnings to finance growth and expand its operations.

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
                                IN THIS DOCUMENT

     This document contains forward-looking statements about Solectron and C-MAC within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, that are subject to the safe harbor provisions created by that statute. Statements about Solectron or C-MAC containing the words "believes", "anticipates", "estimates", "expects", or words of similar import, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect, including those discussed in the section of this document entitled "Risk Factors" and in reports filed by Solectron and C-MAC with the United States Securities and Exchange Commission, specifically forms 6-K, 8-K, 10-K, 10-Q, 40-F, S-3 and S-8, and reports and documents filed by C-MAC with securities regulatory authorities in Canada. Such risks, uncertainties and changes in condition, significance, value and effect could cause Solectron's or C-MAC's actual results to differ materially from those anticipated events.

     In evaluating the transaction, you should carefully consider the discussion of risks and uncertainties discussed in the section of this document entitled "Risk Factors".

     Although Solectron and C-MAC believe that their plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, they can give no assurance that the plans, intentions or expectations will be achieved. Listed below and discussed elsewhere in this document are some important risks, uncertainties and contingencies which could cause actual results, performances or achievements to be materially different from the forward-looking statements made in this document, particularly if the transaction is not completed. These risks, uncertainties and contingencies include, but are not limited to, the following:

     - anticipated revenues and expenses;

     - possible price competition and erosion;

     - expansion into new markets;

     - future sales mix;

     - future supply of raw materials;

     - gross margins;

     - raw material inventory procurement practices;

     - customers;

     - future developments involving certain investments;

     - future availability of financings;

     - the receipt of stockholder and other approvals of the transaction;

     - general economic conditions; and

     - industry's continued reliance upon contract manufacturers.

     In addition, events may occur in the future that Solectron and C-MAC are not able to accurately predict or control and that may cause actual results to differ materially from the expectations described in these forward-looking statements.

     Readers should not place undue reliance on forward-looking statements contained in this document. These forward-looking statements speak only as of the date on which the statements were made. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in Solectron's reports and documents filed with the United States Securities and Exchange Commission and C-MAC's reports and documents filed with the United States Securities and Exchange Commission and securities regulatory authorities in Canada, and you should not place undue reliance on those statements.

                                  RISK FACTORS

     THE TRANSACTION INVOLVES A SUBSTANTIAL AMOUNT OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS DOCUMENT, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY THE C-MAC SECURITYHOLDERS AND SOLECTRON STOCKHOLDERS IN EVALUATING THE TRANSACTION AND DECIDING WHETHER TO APPROVE THE C-MAC ARRANGEMENT RESOLUTION OR SOLECTRON SHARE ISSUANCE. BY VOTING IN FAVOR OF THE C-MAC ARRANGEMENT RESOLUTION, C-MAC SECURITYHOLDERS WILL BE CHOOSING TO INVEST IN SOLECTRON COMMON STOCK AND/OR EXCHANGEABLE SHARES OF EXCHANGECO (AND CERTAIN ANCILLARY RIGHTS) THAT ARE EXCHANGEABLE FOR SHARES OF SOLECTRON COMMON STOCK. AN INVESTMENT IN SOLECTRON COMMON STOCK OR EXCHANGEABLE SHARES INVOLVES A SUBSTANTIAL AMOUNT OF RISK. BY VOTING IN FAVOR OF THE SHARE ISSUANCE SOLECTRON STOCKHOLDERS ARE AUTHORIZING THE ISSUANCE OF A SUBSTANTIAL AMOUNT OF ADDITIONAL SHARES OF SOLECTRON COMMON STOCK. UNLESS THE TRANSACTION ADDS A PROPORTIONAL AMOUNT OF VALUE, THE VALUE OF OUTSTANDING SOLECTRON COMMON STOCK WILL BE SUBSTANTIALLY DILUTED.

GENERAL RISKS RELATING TO THE PROPOSED TRANSACTION

SOLECTRON AND C-MAC MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE TRANSACTION, IN WHICH CASE THE TRANSACTION COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMBINED COMPANY'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     If the benefits of the transaction do not exceed the costs associated with the transaction, including any dilution to Solectron stockholders resulting from the issuance of shares in connection with the transaction, Solectron's financial results, including earnings per share, could be adversely affected. Solectron will need to overcome significant issues in order to realize any benefits or synergies from the transaction, including the timely, efficient and successful execution of a number of post-transaction events. Key events include:

     - integrating the operations of the two companies;

     - retaining and assimilating the key personnel of each company;

     - selling the existing services of each company to the other company's customers;

     - retaining the existing customers and strategic partners of each company;

     - developing new services that utilize the assets of both companies; and

     - maintaining uniform standards, controls, procedures and policies.

     The execution of these post-transaction events will involve considerable risks and may not be successful. These risks include:

     - the potential disruption of the combined company's ongoing business and distraction of its management;

     - the difficulty of incorporating technology and rights into the combined company's products and services;

     - unanticipated expenses related to technology integration;

     - the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     - potential unknown liabilities associated with the acquired business.

     The combined company may not succeed in addressing these risks or any other problems encountered in connection with the transaction. There can be no assurance that Solectron will successfully integrate the businesses, operations or product lines of Solectron and C-MAC, or that Solectron will realize any of the anticipated benefits of the transaction. Additionally, neither Solectron nor C-MAC can give any assurance that the growth rate of the combined company will equal the growth rate that has been experienced by Solectron or C-MAC in the past.

BECAUSE C-MAC SHAREHOLDERS WILL RECEIVE A FIXED NUMBER OF SHARES OF SOLECTRON COMMON STOCK AND/OR EXCHANGEABLE SHARES, THE ACTUAL DOLLAR VALUE OF THE SOLECTRON COMMON STOCK OR EXCHANGEABLE SHARES THAT C-MAC SHAREHOLDERS RECEIVE WHEN THE TRANSACTION IS COMPLETED MAY BE LESS THAN IT IS ON THE DATE THAT C-MAC SECURITYHOLDERS VOTE ON THE TRANSACTION.

     Upon the arrangement's completion, each C-MAC common share will be exchanged for either 1.755 shares of Solectron common stock, or at the option of validly electing Canadian resident C-MAC shareholders, 1.755 exchangeable shares of Exchangeco (and certain ancillary rights) or a combination of shares of Solectron common stock and exchangeable shares (and certain ancillary rights). Each exchangeable share of Exchangeco will be exchangeable after the effective time of the arrangement at the option of the holder for one share of Solectron common stock. The exchange ratios for both Solectron and Exchangeco shares are fixed, and there will be no adjustment for changes in the market price of either C-MAC common shares or shares of Solectron common stock. In addition, neither C-MAC nor Solectron may terminate the combination agreement or "walk away" from the transaction solely because of changes in the market price of Solectron common stock or C-MAC common shares. Accordingly, the specific dollar value of Solectron common stock and/or exchangeable shares that C-MAC shareholders will receive upon the transaction's completion will depend on the market value of Solectron common stock at that time and may decrease from the date C-MAC securityholders vote on the transaction. The share price of Solectron common stock is subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. Solectron and C-MAC urge you to obtain recent market quotations for Solectron common stock and C-MAC common shares and consult your own investment advisor prior to voting. Solectron cannot predict or give any assurances as to the market price of Solectron common stock at any time before or after the completion of the arrangement.

THE MARKET PRICE OF BOTH SOLECTRON COMMON STOCK AND C-MAC COMMON SHARES MAY FLUCTUATE.

     The market price for Solectron common stock and C-MAC common shares could each fluctuate significantly in response to various factors and events, including the differences between Solectron's and C-MAC's actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in general economic or market conditions and broad market fluctuations. Because historical market prices are not indicative of future market prices, C-MAC securityholders should obtain current market quotations for the Solectron common stock and the C-MAC common shares prior to voting. There can be no assurance that the market value of Solectron common stock and/or exchangeable shares that the holders of C-MAC common shares receive after consummation of the transaction will equal or exceed the market value of the C-MAC common shares held by such shareholders prior to the effective time of the arrangement.

C-MAC SHAREHOLDERS WHO RECEIVE EXCHANGEABLE SHARES OF EXCHANGECO AND LATER REQUEST TO EXCHANGE SUCH SHARES FOR SOLECTRON COMMON STOCK WILL NOT RECEIVE THE SOLECTRON COMMON STOCK FOR TEN TO FIFTEEN BUSINESS DAYS FROM THE DATE THAT THEY REQUEST SUCH AN EXCHANGE.

     C-MAC shareholders who receive exchangeable shares on the arrangement and later request to receive Solectron common stock in exchange for their exchangeable shares will not receive Solectron common stock for ten to fifteen business days after the applicable request. During this ten to fifteen business day period, the market price of Solectron common stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of exchangeable shares on the effective date of exchange.

FOR CANADIAN-RESIDENT C-MAC SHAREHOLDERS WHO CHOOSE TO RECEIVE EXCHANGEABLE SHARES, FILE A TAX ELECTION AND THEREBY DEFER CANADIAN TAX ON ANY ACCRUED CAPITAL GAINS, UNDER CURRENT LAW SUCH TAX DEFERRAL WILL ONLY BE AVAILABLE FOR AS LONG AS THEY HOLD EXCHANGEABLE SHARES.

     The transaction has been structured to allow Canadian resident C-MAC shareholders who choose to receive exchangeable shares (and certain ancillary rights) pursuant to the arrangement and who validly make the required tax election to generally defer Canadian income taxation of accrued capital gains on their C-MAC common shares. Under current Canadian tax law, this deferral will generally continue only for as long as Canadian resident C-MAC shareholders continue to hold those exchangeable shares. Under current Canadian tax legislation, Canadian resident C-MAC shareholders will generally recognize (i) a gain or loss upon the sale of their exchangeable shares in the market, or (ii) a taxable dividend and/or a gain or loss upon the exchange of their exchangeable shares for Solectron common stock. However, based on an announcement of the Canadian Minister of Finance, it is possible that legislation will be introduced under which an exchange of exchangeable shares for Solectron common stock will be treated as a tax-deferred exchange in certain circumstances.

     The exchange of exchangeable shares for Solectron common stock may occur at any time after the effective date if certain events occur permitting early redemption and, in any event, the exchangeable shares are redeemable at the option of Exchangeco at any time after seven years. Because of the existence of the call rights of Callco and Solectron, the exchange right and the automatic exchange right, a holder of exchangeable shares cannot control whether such holder will receive Solectron common stock by way of Exchangeco redeeming the exchangeable shares or by way of Solectron or Callco purchasing the exchangeable shares. The Canadian federal income tax consequences of a redemption differ from those of a purchase.

THE SALES AND MARKETING CHANNELS OF BOTH SOLECTRON AND C-MAC MAY BE NEGATIVELY AFFECTED.

     Solectron and C-MAC may experience disruption in sales and marketing as a result of attempting to integrate their respective sales channels, and may be unable to smoothly or effectively correct such disruption, or to successfully execute their sales and marketing objectives, even after the companies' respective sales and marketing forces have been integrated. In addition, sales cycles and sales models for the various products may vary significantly from product to product. Sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel during the period prior to and after the effective date of the arrangement. As a result, Solectron and C-MAC may be unable to take full advantage of the combined sales forces' efforts, and the sales approach and distribution channels of one company may be ineffective in promoting the products of the other, which may have a material adverse effect on the business, financial condition or operating results of the combined company.

THE MARKET PRICE OF SOLECTRON COMMON STOCK AND/OR THE EXCHANGEABLE SHARES MAY DECLINE AS A RESULT OF THE TRANSACTION.

     The market price of Solectron common stock and the exchangeable shares may decline as a result of the transaction for a number of reasons, including if:

     - the integration of Solectron and C-MAC is unsuccessful;

     - Solectron does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts; or

     - the effect of the transaction on Solectron's financial results is not consistent with the expectations of financial or industry analysts.

FAILURE TO COMPLETE THE TRANSACTION COULD NEGATIVELY IMPACT C-MAC'S AND/OR SOLECTRON'S STOCK PRICE, FUTURE BUSINESS AND OPERATIONS.

     If the transaction is not completed, C-MAC and/or Solectron may be subject to a number of material risks, including the following:

     - C-MAC may be required under certain circumstances to pay Solectron a termination fee of $75 million;

     - the price of C-MAC common shares and/or Solectron common stock may decline to the extent that the relevant current market price reflects a market assumption that the transaction will be completed; and

     - certain costs related to the transaction, such as legal, accounting and financial advisor fees, must be paid even if the transaction is not completed.

     In addition, C-MAC's and/or Solectron's customers and strategic partners, in response to the announcement of the transaction, may delay or defer decisions concerning the applicable company. Any delay or deferral in those decisions by customers, strategic partners or suppliers could have a material adverse effect on the business and operations of the applicable company, regardless of whether the transaction is ultimately completed. Similarly, current and prospective C-MAC and/or Solectron employees may experience uncertainty about their future roles with Solectron until Solectron's strategies with regard to C-MAC are announced or executed. This may adversely affect C-MAC's and/or Solectron's ability to attract and retain key management, sales, marketing and technical personnel.

     Further, if the transaction is terminated and C-MAC's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by Solectron pursuant to the arrangement.

THE FAILURE TO OBTAIN ALL REQUIRED CONSENTS AND WAIVERS MAY CAUSE THIRD PARTIES TO TERMINATE OR ALTER EXISTING CONTRACTS WITH C-MAC.

     Some of the contracts C-MAC has with its suppliers, customers, lessors, licensors, licensees and other business partners require C-MAC to obtain the consent, waiver or approval of the other party to the contract in connection with the transactions contemplated by the combination agreement. If any such consent, waiver or approval cannot be obtained, C-MAC may suffer a loss of potential future revenue and may lose rights to facilities or intellectual property that are material to C-MAC's business. C-MAC has agreed to use reasonable efforts to secure the necessary consents, waivers and approvals. However, C-MAC may not be able to obtain all of the necessary consents, waivers and approvals and failure to do so could seriously harm the business and operating results of the combined company. In addition, some arrangements between C-MAC and its lenders require approval of such lenders in connection with the arrangement. If such approvals are not obtained and the arrangement is completed, C-MAC will be required to repay loans made by such lenders.

SOLECTRON AND C-MAC EXPECT TO INCUR SIGNIFICANT COSTS ASSOCIATED WITH THE TRANSACTION.

     The combined estimated fees, costs and expenses of Solectron and C-MAC in connection with the transaction including, without limitation, financial advisors' fees, filing fees, legal and accounting fees, soliciting fees, dealer fees and printing and mailing costs are anticipated to be approximately $32 million. The Solectron portion of the expenses are referred to in Note 1 to the Solectron unaudited pro forma consolidated condensed statements of operations and have been reflected in the Solectron unaudited pro forma consolidated condensed balance sheet included herein. See "Solectron Unaudited Pro Forma Financial Statements". Solectron believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the arrangement is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the transaction.

SOLECTRON AND C-MAC MAY BE UNABLE TO OBTAIN THE REQUIRED REGULATORY AND COURT APPROVALS FOR COMPLETING THE ARRANGEMENT.

     The arrangement is subject to merger notification requirements pursuant to the antitrust laws of the United States, Canada, the European Union and Brazil and subject to review under the Investment Canada Act. The arrangement may be subject to additional foreign antitrust laws to be determined.

Solectron and C-MAC intend to make all necessary filings where required by law. It is a condition to the completion of the arrangement that all waiting periods under applicable U.S., Canadian and foreign antitrust laws expire or are terminated and that Solectron and C-MAC obtain all government approvals without which the consummation of the transaction would be prohibited.

     The combined company may be required to agree to various operating restrictions or other conditions, before or after receipt of shareholder approval, in order to obtain the necessary approvals of the arrangement under U.S. antitrust laws and foreign antitrust and investment review laws, or to ensure that U.S., Canadian or foreign governmental authorities do not seek to block the transaction. No additional shareholder approval is expected to be required or sought for any decision by Solectron or C-MAC, after the C-MAC and Solectron special meetings, to agree to any terms and conditions necessary to resolve any foreign regulatory objections to the transaction, and shareholder approval will not be sought unless such shareholder approval is required to approve such terms and conditions under applicable foreign law. Solectron or C-MAC or any of their subsidiaries or affiliates may be required to divest capital stock, businesses, assets or property of Solectron or its subsidiaries or affiliates or of C-MAC or its subsidiaries or affiliates. In addition, operating restrictions or other conditions required to secure U.S. or foreign regulatory approval may include the imposition of a material limitation on the ability of any of these parties to conduct their businesses or to own or exercise control of such assets, properties and stock. Any of these operating restrictions or conditions could have a material adverse effect on Solectron's ability to operate the combined company following consummation of the transaction or obtain the desired benefits of the combination. Even if all applicable waiting periods have expired and foreign regulatory approvals have been obtained, the laws of the U.S. and certain other jurisdictions permit federal, state and foreign governmental entities and any private person to challenge the transaction at any time before or after its completion.

     In addition to regulatory approvals, the proposed arrangement under the Canada Business Corporations Act requires approval by the Superior Court of Justice (Quebec). Prior to the mailing of this document, C-MAC obtained an interim order providing for the calling and holding of the C-MAC special meeting and other procedural matters. Subject to the approval of the C-MAC arrangement resolution at the C-MAC special meeting and the approval of the Solectron share issuance at the Solectron special meeting, the hearing to obtain a final order of the court is expected to take place on or about November 29, 2001 at 9:00 a.m. (Montreal time) in room 16.10 at the Montreal Courthouse at 1 Notre Dame Street East, Montreal, Quebec.

C-MAC EXECUTIVE OFFICERS AND DIRECTORS HAVE INTERESTS THAT MAY INFLUENCE THEM TO SUPPORT AND APPROVE THE TRANSACTION.

     The officers and directors of C-MAC have interests in the transaction that are in addition to, or different than, those of C-MAC securityholders generally. These interests may include the following:

     - the receipt of options to purchase Solectron common stock in exchange for options to purchase C-MAC common shares;

     - ownership of options to purchase C-MAC common shares and the potential acceleration of the vesting schedule of such options held by certain senior employees of C-MAC in certain limited circumstances in which such senior employees' employment with the combined company is terminated following consummation of the transaction;

     - offers of two directorships at Solectron, including a promise to nominate the two C-MAC directors at the annual meeting following consummation of the transaction;

     - the potential receipt of change of control benefits in the employment agreements of certain senior employees of C-MAC in certain limited circumstances in which such senior employees' employment with the combined company is terminated following consummation of the transaction; and

     - the receipt of indemnification and insurance coverage with respect to acts taken and omissions to take action in their capacities as officers and directors of C-MAC and the combined company.

     For the above reasons, the directors and officers of C-MAC could be more likely to vote to approve the C-MAC arrangement resolution than if they did not hold these interests. C-MAC securityholders should consider whether these interests may have influenced these directors and officers to support or recommend the transaction. The C-MAC board of directors was aware of these interests when it approved the combination agreement. See "The
Transaction -- Interests of Certain Persons in the Transaction".

RISKS RELATING TO SOLECTRON

SOLECTRON IS EXPOSED TO GENERAL ECONOMIC CONDITIONS, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

     As a result of recent unfavorable economic conditions and reduced capital spending, Solectron's sales have declined in the third quarter compared to the first two quarters of fiscal 2001. In particular, sales to OEMs, in the telecommunications, workstation and server equipment manufacturing industry worldwide were impacted during the third quarter of fiscal 2001. If the economic conditions in the United States worsen Solectron may experience a material adverse impact on its business, operating results and financial condition.

SOLECTRON HAS SIGNIFICANT DEBT LEVERAGE AND DEBT SERVICE OBLIGATIONS; IF SOLECTRON IS UNABLE TO SERVICE THESE DEBT OBLIGATIONS, ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY IMPACTED.

     Solectron's ratio of earnings to fixed charges for the nine months ended May 31, 2001 was 2.10x as compared to 8.84x for the nine months ended May 31, 2000, which is the corresponding period for the prior year. This decline in the ratio is primarily due to interest expense growing at a greater rate than income during the period of fiscal 2001.

     The degree to which Solectron may be leveraged could materially and adversely affect its ability to obtain financing for working capital, acquisitions or other purposes and could make Solectron more vulnerable to industry downturns and competitive pressures. Solectron's ability to meet its debt service obligations will be dependent upon its future performance, which will be subject to financial, business and other factors affecting its operations, many of which are beyond its control.

     Solectron will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness, including future capital expenditures and any increased working capital requirements. If Solectron is unable to meet its cash requirements out of cash flow from operations, there can be no assurance that it will be able to obtain alternative financing, that any such financing would be on favorable terms, or that Solectron will be permitted to do so under the terms of its existing financing arrangements, or its financing arrangements in effect in the future. In the absence of such financing, Solectron's ability to respond to changing business and economic conditions, to make future acquisitions, to experience adverse operating results or to fund required capital expenditures or increased working capital requirements may be adversely affected.

MOST OF SOLECTRON'S NET SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF IT LOSES ANY OF THESE CUSTOMERS, ITS NET SALES COULD DECLINE SIGNIFICANTLY.

     Most of Solectron's annual net sales come from a small number of its customers. Solectron's ten largest customers accounted for approximately 72% of net sales in the nine-month period ended May 31, 2001, and approximately 71% of net sales for the corresponding period of fiscal 2000. Since Solectron depends on continued net sales from its ten largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause its net sales to decline significantly. Some of these customers individually account for more than ten percent of Solectron's annual net sales. Solectron cannot guarantee that it will be able to retain any of its ten largest customers or any other accounts. In addition, Solectron's customers may materially reduce the level of services ordered from it at any time. This could cause a significant decline in Solectron's net sales, and Solectron may not be able to reduce the accompanying expenses at the same time. Moreover, Solectron's business, financial condition and results of operations will continue to depend significantly on its ability to obtain orders from new customers, as well as on the financial condition and success of its customers. Therefore, any adverse factors affecting any of Solectron's customers or their customers could have a material adverse effect on Solectron's business, financial condition and results of operations.

SOLECTRON'S LONG-TERM CONTRACTS DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS.

     Although Solectron has long-term contracts with a few of its top ten customers, including Cisco, Ericsson and Nortel, under which these customers are obligated to obtain services from Solectron, not all of them are obligated to purchase any minimum amount of services. As a result, Solectron cannot guarantee that it will receive any net sales from these contracts. In addition, customers with whom Solectron has long-term contracts may materially reduce the level of services ordered at any time. This could cause a significant decline in Solectron's net sales, and Solectron may not be able to reduce its accompanying expenses at the same time.

POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF SOLECTRON'S SECURITIES.

     Solectron's quarterly earnings may fluctuate in the future due to a number of factors including the following:

     - differences in the profitability of the types of manufacturing services Solectron provides. For example, high-velocity and low-complexity printed circuit board, or PCB, and systems assembly services have lower gross margins than low-volume, high-complexity PCB and systems assembly services;

     - Solectron's ability to maximize the use of its equipment and facilities depends on the duration of the production run time for each job and customer;

     - the amount of automation Solectron can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

     - Solectron's ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

     - fluctuations in demand for Solectron's services or the products being manufactured;

     - fluctuations in the availability and pricing of components;

     - timing of expenditures in anticipation of increased sales;

     - cyclicality in Solectron's target markets; and

     - expenses associated with acquisitions.

     Therefore, Solectron's operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of Solectron's securities could be harmed.

SOLECTRON DEPENDS UPON THE ELECTRONICS INDUSTRY, WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; SOLECTRON'S INABILITY CONTINUALLY TO MANUFACTURE SUCH PRODUCTS IN A COST EFFECTIVE MANNER WOULD HARM ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Most of Solectron's net sales are to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If Solectron's customers are unable to create products that keep pace with the changing technological environment, its customers' products could become obsolete, and the demand for Solectron's services could decline significantly. If Solectron is unable to offer technologically advanced, cost-effective, quick-response manufacturing services to customers, demand for Solectron's services would also decline. In addition, a substantial portion of Solectron's net sales is derived from its ability to offer complete service solutions for its customers. For example, if Solectron fails to maintain high-quality design and engineering services, its net sales would significantly decline.

     For Solectron's technology solutions business, it has experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, Solectron cannot ensure that it will be successful in selecting, developing, manufacturing and marketing new products or enhancements. Solectron cannot ensure that defects or errors will not be found in its products after commencement of commercial shipments, which could delay the market acceptance of those products. The inability to introduce new products or enhancements could harm Solectron's business, financial condition and results of operations.

SOLECTRON DEPENDS ON A LIMITED OR SOLE SOURCE OF SUPPLIERS FOR CRITICAL COMPONENTS. THE INABILITY TO OBTAIN SUFFICIENT COMPONENTS AS REQUIRED WOULD CAUSE HARM TO ITS BUSINESS.

     Solectron depends on certain suppliers, including limited and sole source suppliers, to provide key components used in its products. Solectron has experienced and may continue to experience delays in component deliveries, which could cause delays in product shipments and require the redesign of certain products. Also, for its technology solutions business, Solectron depends on certain limited or sole source suppliers for critical components used for its memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, Solectron generally has no written agreements with its suppliers. Solectron cannot give any assurance that it will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources as required, could cause delays, disruptions or reductions in product shipments or require product redesigns, which could damage relationships with current or prospective customers, thereby causing harm to Solectron's business.

SOLECTRON POTENTIALLY BEARS THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

     At various times, there have been shortages of components in the electronics industry. One of the services that Solectron performs for many customers is purchasing electronics components used in the manufacturing of the customers' products. As a result of this service, Solectron potentially bears the risk of price increases for these components if it is unable to purchase components at the pricing level anticipated to support the margins assumed in its agreements with its customers.

SOLECTRON'S NET SALES COULD DECLINE IF ITS COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AND IMPROVED PRODUCTS AT A LOWER COST.

     Solectron competes with different contract manufacturers, depending on the type of service it provides or the location of its operations. The memory module, communications card and embedded computer subsystem industries are also intensely competitive. Competitors may have greater manufacturing, financial, research and development and/or marketing resources than Solectron. In addition, Solectron may not be able to offer prices as low as some of its competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Solectron's inability to provide comparable or better manufacturing services at a lower cost than its competitors could cause its net sales to decline. Solectron also expects its competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of Solectron's products or services, or profit margin compression.

SOLECTRON DEPENDS ON THE MEMORY MODULE PRODUCT MARKET.

     Most of Solectron's technology solutions net sales is derived from memory modular products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce Solectron's net sales which may have a material adverse effect on its business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, excess production, and accelerated erosion of average selling prices. In the past, there have been significant declines in the prices for DRAM, SRAM and flash memory. Similar occurrences in the future would reduce Solectron's profit.

SOLECTRON DEPENDS ON THE CONTINUING TREND OF OEMS TO OUTSOURCE.

     A substantial factor in Solectron's revenue growth is attributable to the transfer of manufacturing and supply base management activities from its OEM customers. Future growth depends partially on new outsourcing opportunities. To the extent that these opportunities are not available, its future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

IF SOLECTRON IS UNABLE TO MANAGE ITS RAPID GROWTH AND COST EFFECTIVELY ASSIMILATE NEW OPERATIONS, ITS PROFITABILITY COULD DECLINE.

     Solectron has experienced rapid growth over many years. Solectron's historical growth may not continue. In recent years Solectron has established operations throughout the world. For example, in fiscal 1998, it opened offices in Taipei, Taiwan and Norrkoping and Stockholm, Sweden and commenced manufacturing operations in Guadalajara, Mexico; Suzhou, China; and Timisoara, Romania. Also in fiscal 1998, Solectron acquired facilities in Sao Paulo, Brazil and Dublin, Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, it added facilities in Columbia, South Carolina and Memphis, Tennessee and enhanced its capabilities in Charlotte, North Carolina; Austin, Texas; and Milpitas, California.

     In fiscal 2000, Solectron completed acquisitions of AMERICOM, SMART Modular Technologies Inc. (SMART) and the Bluegum Group (Bluegum), each of which was accounted for as a pooling of interests. Through additional acquisitions, Solectron also acquired facilities in Puerto Rico, Mexico, Canada, France, Sweden, Wales, France, Northern Ireland, and Australia.

     During the second quarter of fiscal 2001, Solectron completed acquisitions of NatSteel Electronics Ltd (NEL), Sony's manufacturing facilities in Japan and Taiwan and IBM's repair center in the Netherlands. During the third quarter of fiscal 2001, Solectron completed the acquisition of Centennial Technologies, Inc. During the fourth quarter of fiscal 2001, Solectron completed the acquisition of Singapore Shinei Sangyo Pte Ltd and its subsidiaries.

     Solectron's expansion and growth places a heavy strain on its personnel and management, manufacturing and other resources. Solectron's ability to manage the expansion to date, as well as any future expansion, will require progressive increases in manufacturing capacity, enhancements or upgrades of accounting and other internal management systems, and implementation of various procedures and controls. Solectron cannot ensure that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with its business activities could harm its financial condition and results of operations. Also, in order to achieve anticipated revenue and other financial performance targets, Solectron will continue to be required to manage its assets and operations efficiently. In addition, should Solectron continue to expand geographically, it may experience certain inefficiencies from the management of geographically dispersed facilities.

     As Solectron manages and continues to expand new operations, it may incur substantial infrastructure and working capital costs. If Solectron does not achieve sufficient growth to offset increased expenses associated with rapid expansion, its profitability would decline.

SOLECTRON NEEDS TO INTEGRATE ITS ACQUISITIONS SUCCESSFULLY TO MAINTAIN PROFITABILITY.

     As Solectron expands its operations through acquisitions and continues to evaluate acquisition opportunities, it may pursue additional acquisitions over time. These acquisitions involve risks, including:

     - integration and management of the operations;

     - retention of key personnel;

     - integration of purchasing operations and information systems;

     - retention of the customer base of acquired businesses;

     - management of an increasingly larger and more geographically dispersed business; and

     - diversion of management's attention from other ongoing business concerns.

     Solectron's profitability will suffer if it is unable to integrate and manage recent acquisitions and pending acquisitions successfully including, in particular, the NEL, Shinei and Centennial transactions, as well as any future acquisitions that it might pursue, or if it does not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

SOLECTRON'S NON-U.S. LOCATIONS REPRESENT A SIGNIFICANT AND GROWING PORTION OF ITS NET SALES; SOLECTRON IS INCREASINGLY EXPOSED TO RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     In the nine-month period ended May 31, 2001, approximately 49% of Solectron's net sales came from sites outside the United States, while approximately 43% of net sales came from sites outside the United States in the same period of fiscal 2000. As a result of its foreign sales and facilities, Solectron's operations are subject to a variety of risks unique to international operations, including the following:

     - adverse changes in value of foreign currencies against the U.S. dollar in which its results are reported;

     - import and export duties and value-added taxes;

     - import and export regulation changes that could erode its profit margins or restrict exports;

     - potential restrictions on the transfer of funds;

     - inflexible employee contracts in the event of business downturns; and

     - the burden and cost of complying with foreign laws.

     In addition, Solectron has operations in several emerging or developing economies that have a potential for higher risk. The risks associated with these economies include, but are not limited to currency volatility and other economic or political risks. In the future, these factors may harm Solectron's results of operations. Solectron locations in emerging or developing economies include Indonesia, Mexico, Brazil, China, Malaysia and Romania. As of May 31, 2001 Solectron had $220.8 million in cumulative foreign exchange translation losses on its balance sheet, primarily attributable to the devaluation of the Brazilian real in January of 1998. While, to date, these factors have not had a significant adverse impact on its results of operations, Solectron cannot give any assurance that there will not be such an impact. Furthermore, while it may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, Solectron cannot give any assurance that such measures will be adequate.

     The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar.

The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

     Solectron has been granted a tax holiday effective through January 31, 2002, subject to some conditions, for its Malaysian sites. Solectron has also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that Solectron may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, Solectron's effective income tax rate would likely increase.

SOLECTRON IS EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES.

     Solectron does not use derivative financial instruments for speculative purposes. Its policy is to hedge its foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, Solectron uses foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

     As of May 31, 2001, the majority of the foreign currency hedging contracts were scheduled to mature in less than three months, and there were no material deferred gains or losses. In addition, Solectron's international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including Solectron's current experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. Also, since less than 13% of Solectron's net sales for the nine-month period ended May 31, 2001 are denominated in currencies other than the U.S. dollar, it does not believe its total exposure is significant.

     Solectron has currency exposures arising from both sales and purchases denominated in currencies other than the functional currency of its sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of its sites could seriously harm its business, operating results and financial condition. For example, an increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if Solectron prices its products and services in the foreign currency, Solectron would receive less in U.S. dollars than it did before the rate increase went into effect. If Solectron prices its products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar would result in Solectron's prices being uncompetitive in markets where business is transacted in the local currency.

SOLECTRON IS EXPOSED TO INTEREST RATE FLUCTUATIONS.

     The primary objective of Solectron's investment activities is to preserve principal and, at the same time, maximize yields without significantly increasing risk. To achieve this objective, Solectron maintains its portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 2001, approximately 96% of Solectron's total portfolio investments were scheduled to mature in less than six months. In addition, Solectron's investments are diversified and of relatively short maturity.

     The following table presents the amounts of Solectron's cash equivalents and short-term investments that are subject to interest rate risk by calendar year of expected maturity and weighted average interest rates as of May 31, 2001:

                               EXPECTED MATURITY

                                                     Q1 2002     Q4 2002     TOTAL      FAIR VALUE
                                                     --------    -------    --------    ----------
                                                                    (IN THOUSANDS)
Cash equivalents and short-term investments........  $1,122.8     $46.5     $1,169.3     $1,169.3
Average interest rate..............................      4.70%     6.30%

     Solectron has entered into an interest rate swap transaction under which it pays a fixed rate of interest hedging against the variable interest rates implicit in the rent charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires June 3, 2002, which coincides with the maturity date of the lease term. As Solectron intends to hold the interest rate swap until the maturity date, it is not subject to market risk. In substance, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

     Solectron's long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, Solectron is not exposed to variable interest rates related to its long-term debt instruments.

SOLECTRON MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE ITS INTELLECTUAL PROPERTY RIGHTS; AND IT COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     Solectron's ability to compete effectively may be affected by its ability to protect its proprietary information. Solectron holds a number of patents and other license rights. These patent and license rights may not provide meaningful protection for Solectron's manufacturing processes and equipment innovations. In the semiconductor, computer, telecommunications and networking industries, companies receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights, and litigation sometimes arises out of such notices. For example, in January 2000, SMART filed a lawsuit seeking to have declared invalid, and/or not infringed, three patents purportedly applicable to industry standard memory products, including those manufactured by SMART and the other manufacturers of these industry standard memory products. The owner of these patents brought a cross-complaint alleging patent infringement against SMART, and has also brought suit against several other memory product manufacturers alleging infringement of the three patents. Solectron believes that SMART's memory products do not infringe any valid claims of any of the three patents at issue. Moreover, Solectron has been and may from time to time continue to be notified of claims that it may be infringing patents, copyrights or other intellectual property rights owned by other third parties. The current litigation or any other litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Solectron's business, financial condition and results of operations. In the future, third parties may assert infringement claims against Solectron or its customers. In the event of an infringement claim, Solectron may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. Solectron may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy, costly and could harm Solectron's financial condition.

FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM SOLECTRON'S
BUSINESS.

     As a company in the electronics manufacturing services industry, Solectron is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing processes. Although Solectron has never sustained any significant loss as a result of non-compliance with such regulations, any failure by it to comply with environmental laws and regulations could result in material liabilities, the suspension of production or a material adverse effect on its business or financial condition. In addition, these laws and regulations could significantly restrict Solectron's ability to expand its facilities or require it to acquire costly equipment or incur other material costs to comply with regulations.

SOLECTRON'S ADMINISTRATIVE FACILITIES AND PRINCIPAL BUSINESS OPERATIONS ARE LOCATED IN CALIFORNIA, AND ANY DISRUPTION IN THE AVAILABLE POWER SUPPLY IN CALIFORNIA COULD DISRUPT ITS OPERATIONS, REDUCE ITS REVENUES, AND INCREASE ITS EXPENSE.

     The State of California is in the midst of an energy crisis that could interrupt Solectron's power supply or that of the third-party service providers and thereby disrupt its operations, reduce its revenues and increase its expenses. A substantial portion of Solectron's operating activities and facilities, including its headquarters and principal administrative facilities, are located in California. During acute power shortages, California has implemented, and may in the future continue to implement, rolling blackouts throughout the state. The rolling blackouts that have occurred to date have not materially disrupted the operations of Solectron's facilities. Should these blackouts continue or increase in severity, however, they could materially disrupt the operations of one or more of Solectron's facilities. Although Solectron currently does not have backup generator or long-term alternate sources of power in the event of a blackout, it does have some flexibility to shift some manufacturing volume to other manufacturing sites around the world. If blackouts interrupt its power supply, Solectron would be temporarily unable to continue operations at its affected facilities. Solectron's current insurance does not provide coverage for any damages it or its customers may suffer as a result of any interruption in its power supply. Consequently, any interruption in Solectron's ability to continue operations at its facilities could damage its reputation, harm its ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which would substantially harm its business and results of operations.

     In addition, the utility deregulation program instituted in 1996 by the California government deregulated wholesale prices while continuing to regulate the retail prices charged by the electrical utilities. While wholesale prices have increased dramatically, retail prices have, until recently, not increased at a comparable rate. Solectron's business is substantially dependent on the availability and price of electricity. If retail electricity prices rise dramatically, Solectron would expect its expenses to increase, its operating results to be harmed, and the possible decline of its stock price.

SOLECTRON'S STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF ITS CONTROL.

     Solectron's stock price could fluctuate due to the following factors, among others:

     - announcements of operating results and business conditions by its customers;

     - announcements by its competitors relating to new customers, technological innovation or new services;

     - economic developments in the electronics industry as a whole;

     - political and economic developments in countries where it has operations; and

     - general market conditions.

SOLECTRON'S LOW STOCK PRICE MAY REDUCE ITS DILUTED EARNINGS PER SHARE.

     On January 27, 2002, Solectron may become obligated to purchase all or a portion of the outstanding 4.0% liquid yield option notes, or LYONs, at a price of $510.03 per note (the "purchase price") at the option of the holders of such securities. Solectron has the option to pay the purchase price of LYONs in cash or Solectron common stock or any combination thereof. If Solectron elects to pay the purchase price, in whole or part, in shares of its common stock, the number of shares of Solectron common stock to be delivered shall equal the purchase price divided by the average of the sale prices of the Solectron common stock for the five trading day period ending on the third business day prior to January 27, 2002. The LYONs are convertible into Solectron common stock at a price of $34.13 per share or 14.944 shares per

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LYON. In the event that Solectron's stock price remains below $34.13 per share at January 27, 2002, Solectron may have to issue additional shares to the holders. Accordingly, Solectron's diluted earnings per share may be reduced.

FAILURE TO RETAIN KEY PERSONNEL AND SKILLED ASSOCIATES COULD HURT SOLECTRON'S OPERATIONS.

     Solectron's continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm Solectron. Solectron's business also depends upon its ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm Solectron's operations.

SOLECTRON'S ANTI-TAKEOVER DEFENSE PROVISIONS MAY DETER POTENTIAL ACQUIRORS AND MAY DEPRESS ITS STOCK PRICE.

     Solectron's certificate of incorporation, bylaws and the stockholder rights plan recently approved by the Solectron board of directors, contain provisions that could make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of Solectron. These provisions allow Solectron to issue preferred stock with rights senior to those of its common stock and impose various procedural and other requirements that could make it more difficult for its stockholders to effect certain corporate actions.

RISKS RELATING TO C-MAC

C-MAC DEPENDS ON NORTEL FOR A SIGNIFICANT PORTION OF ITS BUSINESS, AND FURTHER DECLINES IN SALES TO NORTEL WOULD MATERIALLY HARM ITS BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     For the year ended December 31, 2000, Nortel Networks Corporation and its affiliates accounted for approximately 60% of C-MAC's revenue, compared to 62% in the previous year. For the twenty-six week period ended June 30, 2001, Nortel and its affiliates accounted for approximately 46.8% of C-MAC's revenue compared to approximately 64.3% for the corresponding period of the previous year. C-MAC expects to continue to depend on Nortel for a significant percentage of its revenue, and any material delay, cancellation, or reduction of orders from Nortel, or any significant pricing or margin pressures exerted by Nortel, would have a material adverse effect on C-MAC's business, financial condition and operating results. In addition, C-MAC cannot guarantee that it will be able to retain Nortel's business or any other customer's business in its entirety.

C-MAC TYPICALLY DOES NOT ENTER INTO MINIMUM PURCHASE CONTRACTS WITH ITS
CUSTOMERS.

     C-MAC's contracts with its customers typically do not provide for minimum purchases. Most of C-MAC's sales are derived from purchase orders from its customers, which typically commit to production schedules up to 90 days in advance. As a result, C-MAC cannot guarantee that it will receive any orders under its existing contracts. Orders may generally be cancelled, reduced or delayed with little advance notice. C-MAC cannot be certain that it will be able to replace delayed or reduced orders with new business. As a result, cancellations, reductions or rescheduling of orders could have an adverse effect on C-MAC's operating results.

C-MAC IS EXPOSED TO GENERAL ECONOMIC CONDITIONS, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

     As a result of recent unfavorable economic conditions, C-MAC's sales in the third quarter have declined over the first two quarters of 2001. In particular, sales to OEMs, in the communications market in the United States and Canada were particularly affected during the third quarter of 2001. If the economic conditions in the United States and Canada worsen or if a wider or global economic slowdown occurs, C-MAC may experience a material adverse impact on its business, operating results and financial condition.

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

C-MAC'S ANNUAL AND QUARTERLY OPERATING RESULTS MAY FLUCTUATE.

     C-MAC's operating results may fluctuate significantly from quarter to quarter and from year to year due to a number of factors, including the following:

     - the level and timing of customer orders;

     - differences in profitability in the type of products and services it sells;

     - the volume of orders relative to its capacity;

     - fluctuations in demand for its products and services due to seasonality in the communications equipment market;

     - the impact of acquisitions;

     - pricing and other competitive pressures;

     - fluctuations in the availability and cost of raw materials;

     - its ability to manage inventory and fixed assets effectively; and

     - its ability to coordinate expenditures in anticipation of future sales.

     C-MAC's customers generally require short delivery cycles. Quarterly sales and operating results therefore depend in large part on the volume and timing of orders received during the quarter. C-MAC is unable to forecast the level of customer orders with certainty, which may lead to fluctuations in operating results. These fluctuations make it difficult to schedule production and maximize utilization of C-MAC's manufacturing capacity. In the past, C-MAC has been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of its customers. In addition, some of the expenses related to C-MAC's operations are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on C-MAC's business, financial condition and operating results.

C-MAC IS DEPENDENT ON THE CONTINUING TREND OF OUTSOURCING BY OEMS, AND ITS GROWTH COULD BE ADVERSELY AFFECTED IF THIS TREND SLOWS OR CEASES TO CONTINUE.

     C-MAC's revenue growth is significantly attributable to the increased outsourcing of manufacturing and supply chain services by its original equipment manufacturer, or OEM, customers. C-MAC's future growth is partially dependent on new outsourcing opportunities. These outsourcing opportunities may include the transfer by OEMs of assets such as facilities, equipment, inventory and labor. To the extent that these opportunities are not available or the outsourcing trend by OEMs does not continue, C-MAC's future growth would be adversely affected.

C-MAC DEPENDS UPON THE ELECTRONICS INDUSTRY, PARTICULARLY THE COMMUNICATIONS EQUIPMENT MARKET, WHICH IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND PRODUCT OBSOLESCENCE.

     C-MAC's business is heavily dependent upon the electronics industry, particularly the communications equipment market, which is subject to rapid technological change and product obsolescence. If C-MAC is unable to provide technologically advanced products and manufacturing services at competitive prices, demand for its services will decline. In the past, C-MAC has experienced delays in the development and introduction of new products. C-MAC cannot guarantee that it will not experience similar delays in the future. Any inability to maintain high-quality design and engineering services or introduce new products at competitive prices would adversely affect its operating results. Furthermore, if C-MAC's major customers do not design products that keep pace with this rapid technological change, their products could become obsolete and their demand for C-MAC's services could decline significantly.

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

C-MAC OPERATES IN A HIGHLY COMPETITIVE INDUSTRY WHICH COULD CAUSE IT TO EXPERIENCE DOWNWARD PRESSURE ON PRICES, FEWER CUSTOMER ORDERS AND THE LOSS OF MARKET SHARE.

     The EMS industry is highly competitive. Consolidation in the EMS industry is leading to a continually changing competitive landscape and the creation of larger and more geographically diverse competitors with significant combined resources. In addition, C-MAC may in the future encounter competition from other large electronic manufacturers that are selling, or may begin to sell, electronic manufacturing services. C-MAC also faces potential competition from the manufacturing operations of its current and potential customers, who are continually evaluating the merits of manufacturing products internally versus the advantages of outsourcing. C-MAC will face increasing competitive pressures to grow its business in order to remain competitive. Increased competition from existing or potential competitors could result in price reductions, fewer customer orders or loss of market share.

C-MAC MAY EXPERIENCE COMPONENT SHORTAGES, WHICH WOULD INCREASE ITS COSTS OR CAUSE IT TO DELAY SHIPMENTS TO CUSTOMERS.

     C-MAC procures components and incorporates them into the assemblies and subassemblies it manufactures. C-MAC depends on a single supplier or a limited number of suppliers for certain raw materials or components, and it generally does not have long-term supply agreements. Therefore, C-MAC may occasionally experience delays in component deliveries which could cause delays in product shipments. The inability to procure sufficient components, or to develop alternative sources if required, could cause delays, disruptions or reductions in product shipments and could adversely affect its operating results.

     While most of its significant customers' contracts permit quarterly or other periodic adjustments to pricing based on increases or decreases in component prices, C-MAC typically bears the risk of component price increases that occur between any such repricings or, if such repricings are not permitted, during the balance of the term of the particular customer's contract. Accordingly, certain component price increases could adversely affect C-MAC's operating margins.

C-MAC MAY FAIL TO SUCCESSFULLY COMPLETE FUTURE ACQUISITIONS AND MAY NOT SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES WHICH COULD ADVERSELY AFFECT ITS FINANCIAL PERFORMANCE.

     C-MAC has, for the past several years, pursued a strategy of growth in large part through acquisitions. C-MAC cannot give any assurance that it would be able to successfully complete future acquisitions, due primarily to increased competition for the acquisition of electronics manufacturing services operations. Similarly, C-MAC cannot give any assurance that it will be able to successfully integrate the operations and management of its recent acquisitions or future acquisitions. Acquisitions of companies and assets involve significant risks that could have a material adverse effect on C-MAC, including:

     Operating risks, such as:

     - the inability to successfully integrate acquired operations, businesses and personnel, or to realize anticipated synergies, economies of scale or other value;

     - diversion of C-MAC's management's attention;

     - difficulties in scaling-up production and coordinating management of operations at new sites;

     - the strain placed on C-MAC's systems and resources;

     - disruption in manufacturing operations;

     - the possible modification or termination of customer programs; and

     - loss of key employees of the acquired businesses.

     Financial risks, such as:

     - the dilutive effect of the issuance of additional equity securities;

     - the incurrence of additional debt;

     - the incurrence of large one-time write-offs;

     - possible effect of adverse tax and accounting treatments; and

     - unforeseen liabilities of the acquired businesses.

C-MAC MAY FAIL TO SUCCESSFULLY ESTABLISH NEW FACILITIES.

     C-MAC faces numerous risks in establishing, equipping and commencing operations in any new facilities that it establishes. These risks, which could be more pronounced for facilities that C-MAC establishes outside of North America, include:

     - the failure to identify and acquire or lease suitable properties;

     - construction delays and cost overruns;

     - the cost and unavailability of necessary equipment;

     - the failure to hire, train and manage manufacturing personnel; and

     - production delays, unfavorable manufacturing yields and lengthening delivery schedules.

FAILURE TO MANAGE ITS GROWTH MAY SERIOUSLY HARM C-MAC'S BUSINESS.

     C-MAC's business has grown rapidly in recent years through both internal growth and acquisitions. This growth has placed, and will continue to place, significant strain on its operations. To manage its growth effectively, C-MAC must continue to improve and expand its financial, operational and management information systems; continue to develop the management skills of its managers and supervisors; and continue to train, manage and motivate its employees. If C-MAC is unable to manage its growth effectively, its operating results could be harmed.

FAILURE TO EFFECTIVELY MANAGE THE RISKS ASSOCIATED WITH ITS INTERNATIONAL OPERATIONS COULD HARM C-MAC'S OPERATING RESULTS.

     International operations involve significant risks. The failure to effectively manage these risks could harm C-MAC's operating results. During 2000, approximately 20% of its revenue was derived from sales outside of North America. C-MAC also has substantial manufacturing operations in Europe and C-MAC purchases components manufactured outside of North America. International sales and operations may be limited or disrupted by increased regulatory requirements, the imposition of government and currency controls, export license requirements, political instability, labor unrest, transportation delays and interruptions, trade restrictions, changes in tariffs and difficulties in staffing and co-ordinating communications among international operations. Additionally, C-MAC's business and operating results may be harmed by fluctuations in international currency exchange rates as well as increases in duty rates, constraints on the ability to maintain or increase prices, and competition. C-MAC cannot give any assurance that its international operations will continue to contribute positively to its business and operating results.

C-MAC DEPENDS ON CERTAIN KEY PERSONNEL, AND THE LOSS OF KEY PERSONNEL MAY HARM ITS BUSINESS.

     C-MAC's future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm its business.

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

THE PRODUCTS C-MAC MANUFACTURES MAY CONTAIN DEFECTS THAT ARE DIFFICULT TO DETECT AND CORRECT; IF C-MAC FAILS TO DETECT OR CORRECT THEM, C-MAC COULD LOSE CUSTOMERS AND BE SUBJECT TO WARRANTY OR OTHER CLAIMS.

     Some of the products C-MAC manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Even though designs are generally provided by its customers, C-MAC cannot give any assurance that errors will not be found in products after commencement of commercial shipments or, if discovered, that C-MAC will be able to successfully correct such errors in a timely manner or at all. The occurrence of errors and failures in its products could result in warranty claims or loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated in its customers' equipment, C-MAC may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on its operating results and its business.

C-MAC IS EXPOSED TO FOREIGN CURRENCY RISK.

     C-MAC's financial results are reported in Canadian dollars. A significant portion of its revenue and expenses as well as its accounts payable, accounts receivable and other balance sheet items are denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce its reported revenue, increase its costs or give rise to a charge related to foreign currency translation, all of which could adversely affect its operating results and reported earnings.

C-MAC RELIES PRIMARILY ON TRADE SECRETS TO PROTECT ITS TECHNOLOGY; C-MAC MAY ALSO BE SUBJECT TO CLAIMS FOR INFRINGEMENT ON THE INTELLECTUAL PROPERTY OF OTHERS.

     C-MAC believes that certain of its proprietary design and manufacturing technologies give C-MAC a competitive advantage. Accordingly, C-MAC has taken, and intends to continue to take, appropriate steps to protect this proprietary information, including signing non-disclosure agreements with certain customers, employees and other parties. C-MAC relies primarily on trade secrets and C-MAC generally does not rely on copyright protections, trademarks or patents. C-MAC's protection measures may not be sufficient to prevent the misappropriation or unauthorized disclosure of its technology or information.

     C-MAC also faces the risk that infringement claims may be brought against C-MAC or its customers in the future. If someone does successfully assert an infringement claim, C-MAC may be required to spend significant time and money to defend against such claim, to develop a manufacturing process that does not infringe upon the rights of such other person or to obtain licenses for the technology, process or information from the owner. C-MAC may not be successful in the defense of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if available at all. In addition, any litigation could be lengthy and costly and could adversely affect C-MAC, its operations or financial results, whether or not C-MAC is successful in defending any litigation.

FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS COULD HARM ITS BUSINESS.

     Like other EMS companies, C-MAC is subject to extensive environmental laws and regulations in various jurisdictions. Although all of its manufacturing facilities have personnel responsible for monitoring environmental compliance, there can be no assurance that violations have not or will not occur in the future as a result of human error, equipment failure or other causes. In the event of a violation of environmental laws, C-MAC could be held liable for fines or penalties and be subject to revocation of certain environmental permits. Any revocation of, or the failure to renew, environmental permits could require C-MAC to cease or limit production at one or more of its facilities, which could adversely affect its operating results. Under certain environmental laws, C-MAC could also be liable for the cost of remedial action. Environmental laws could become more stringent over time. The costs of compliance with, and penalties and damages associated with violation of, environmental laws could be significant.

                 THE SPECIAL MEETING OF SOLECTRON STOCKHOLDERS

GENERAL

     Solectron is furnishing this document to all stockholders of record of Solectron common stock in connection with the solicitation of proxies by the Solectron board of directors for use at the special meeting of Solectron stockholders to be held on November 28, 2001, and at any adjournment or postponement thereof. This document is also being furnished to C-MAC securityholders by Solectron as a prospectus of Solectron in connection with the issuance by Solectron of shares of Solectron common stock as contemplated by the combination agreement and plan of arrangement.

     The rules of the New York Stock Exchange require that a listed issuer obtain the consent of its stockholders prior to completing any transaction that would result in the issuance of more than 20% of the issuer's outstanding common stock. The transaction provides that Solectron will issue shares of its common stock (either directly or on exchange of exchangeable shares) representing, in the aggregate, in excess of 20% of its outstanding common stock. If Solectron were to consummate the transactions without stockholder approval, Solectron common stock could not remain listed on the New York Stock Exchange. Stockholder approval of the transactions is not required by Delaware law or Solectron's certificate of incorporation.

     ALTHOUGH SOLECTRON STOCKHOLDERS ARE NOT BEING ASKED TO VOTE ON THE COMBINATION AGREEMENT OR THE PLAN OF ARRANGEMENT, THE ISSUANCE OF SOLECTRON COMMON STOCK IS NECESSARY IN ORDER TO COMPLETE THE ACQUISITION OF C-MAC AS CONTEMPLATED BY THOSE AGREEMENTS.

DATE, TIME AND PLACE

     The special meeting of stockholders of Solectron will be held on November 28, 2001 at 10:00 a.m., California time, at Solectron's corporate offices at 847 Gibraltar Drive, Milpitas, California 95035.

PURPOSE OF THE SPECIAL MEETING

     At the special meeting, and any adjournment or postponement thereof, Solectron stockholders will be asked:

     1. to consider and vote upon a proposal to issue or reserve for issuance shares of Solectron common stock pursuant to the combination agreement and the plan of arrangement; and

     2. to transact other business that may properly come before the special meeting and any adjournment or postponement of the special meeting.

     Copies of the combination agreement and all related exhibits, including the plan of arrangement, are attached to this document as Annexes A-1, A-2 and C through E. Solectron stockholders are encouraged to read the combination agreement and related exhibits in their entirety and the other information contained in this document carefully before deciding how to vote.

RECORD DATE FOR THE SPECIAL MEETING

     The Solectron board of directors has fixed the close of business on October 19, 2001 as the record date for determination of Solectron stockholders entitled to notice of and to vote at the special meeting.

VOTE REQUIRED

     In order for the Solectron share issuance to be approved, the rules of the New York Stock Exchange require that a majority of the votes cast at a special meeting of Solectron stockholders (at which a quorum is present) must approve the issuance. Each share of Solectron common stock entitles the holder to one vote per share with respect to the matters expected to be submitted to the stockholders at the special meeting. There are no other voting securities of Solectron.

     As of the close of business on October 18, 2001, approximately 658,763,262 shares of Solectron common stock were issued and outstanding, and there were approximately 10,469 stockholders of record. Each share of Solectron common stock is entitled to one vote. There are no other shares of Solectron capital stock entitled to vote at the special meeting.

     As of the close of business on the record date for the special meeting of Solectron stockholders at which the Solectron share issuance will be considered and voted upon, directors and executive officers of Solectron (and their respective affiliates) collectively owned approximately 1.89% of the outstanding shares of Solectron common stock entitled to vote at the special meeting on the issuance. This does not include 2,980,084 shares of Solectron common stock underlying presently exercisable options which these directors and officers beneficially own. If all of these stock options had been exercised prior to the record date for the special meeting, the directors and executive officers of Solectron (and their respective affiliates) would collectively own approximately 2.33% of the outstanding shares of Solectron common stock entitled to vote at the special meeting.

QUORUM, ABSTENTIONS AND BROKER NON-VOTES

     A majority of all issued and outstanding voting shares of Solectron as of the record date, represented in person or by proxy, constitutes a quorum for the transaction of business at the special meeting. Solectron has appointed Susan Wang to function as the inspector of elections of the special meeting. The inspector of elections will ascertain whether a quorum is present, tabulate votes and determine the voting results on all matters presented to Solectron stockholders at the special meeting. If a quorum is not obtained, the special meeting may be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes, and at any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent special meeting.

     If you submit a proxy that indicates an abstention from voting in all matters, your shares will be counted as present for the purpose of determining the existence of a quorum at the special meeting, but they will not be voted on any matter at the applicable special meeting. In addition, the failure of a Solectron stockholder to return a proxy will have the effect of reducing the number of votes cast at the special meeting thereby also reducing the number of votes needed to approve the Solectron share issuance. The failure to return a proxy may also contribute to a failure to obtain a quorum at the special meeting.

     Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The approval of the Solectron share issuance at the special meeting is not considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your shares at the special meeting. A "broker non-vote" occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. At the special meeting, broker non-votes will be counted for the purpose of determining the presence of a quorum but will not be counted for the purpose of determining the number of votes cast on a matter. Consequently, SOLECTRON STOCKHOLDERS ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTE.

SOLICITATION OF PROXIES AND EXPENSES

     Solectron will bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders, except that C-MAC and Solectron will divide evenly all out-of-pocket expenses (other than fees and expenses of attorneys, accountants, investment bankers and other advisors) incurred in connection with the printing and filing of the C-MAC circular, this document and the filing and registration with any governmental entity of any documents in connection with the transaction, including registration and filing fees.

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

     In addition to solicitation by mail, directors, officers and employees of Solectron may solicit proxies from stockholders by telephone, facsimile, e-mail or in person. No additional compensation will be paid to these individuals for any such services. Some of these individuals may have interests in the transaction that are different from, or in addition to, the interests of Solectron stockholders generally. Solectron has retained Morrow & Co. for the purpose of soliciting proxies and will pay Morrow & Co. approximately $82,500 for its services. Record holders such as brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and to request authority for the exercise of proxies, and, upon the request of such record holders, they will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

VOTING OF PROXIES AT THE SPECIAL MEETING AND REVOCATION OF PROXIES

     Solectron requests that all holders of Solectron common stock on the record date complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Solectron. Brokers holding voting shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions to stockholders on how to instruct your broker to vote the shares. Please note, however, that if the holder of record of your shares is your broker, bank or other nominee and you wish to vote at the meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares. All properly executed proxies that Solectron receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxy card. If no direction is indicated on such proxies, such proxies will be voted in favor of approval of the Solectron share issuance (except for broker non-votes, which are discussed above).

     A Solectron stockholder may revoke a proxy at any time prior to its use:

     - by delivering to the Secretary of Solectron a later-dated signed notice of revocation;

     - by delivering to the Secretary of Solectron a later-dated signed proxy (which will automatically replace any earlier dated proxy card that you returned); or

     - by attending the special meeting and voting in person.

     Attendance at the special meeting does not in itself constitute the revocation of a proxy.

     In addition to voting by the enclosed proxy card, you may vote by telephone, or electronically through the Internet, if you are a registered shareholder of Solectron. If you wish to vote by these methods, please follow the instructions included with your proxy card.

     If your shares are held in "street name", your broker or nominee may permit you to vote by telephone or electronically. Please check your proxy card or contact your broker or nominee to determine whether this method of voting is available to you.

DISSENTERS' APPRAISAL RIGHTS

     Under the Delaware General Corporation Law, holders of Solectron common stock will not be entitled to demand appraisal of, or to receive payment for, their shares of Solectron common stock.

OTHER MATTERS

     The Solectron board of directors does not currently intend to bring any other business before the special meeting and, to the knowledge of the Solectron board of directors, no other matters other than those indicated above are to be brought before the special meeting. If, however, any other matter properly comes before the special meeting, the proxy holders will, in their discretion, vote on it in accordance with their own best judgment.

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RECOMMENDATION OF SOLECTRON BOARD OF DIRECTORS

     The Solectron board of directors has approved the combination agreement and the transactions contemplated by the combination agreement, including the issuance of shares of Solectron common stock. Accordingly, the Solectron board of directors recommends that stockholders vote FOR approval of the Solectron share issuance. In considering such recommendation, Solectron stockholders should be aware that some Solectron directors and officers have interests in the transaction that are different from, or in addition to, those of Solectron stockholders, and that Solectron provides indemnification to directors and officers of Solectron.

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF SOLECTRON. ACCORDINGLY, YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS DOCUMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                  THE SPECIAL MEETING OF C-MAC SECURITYHOLDERS

GENERAL

     C-MAC is furnishing this document to its securityholders in connection with the solicitation of proxies by the management of C-MAC for use at the C-MAC special meeting to be held on November 28, 2001.

DATE, TIME AND PLACE

     The special meeting of securityholders of C-MAC will be held on November 28, 2001 at 11:00 a.m., Montreal time at the Marriott Chateau Champlain, 1050 de la Gauchetiere Street West, Montreal, Quebec.

PURPOSE OF THE SPECIAL MEETING

     At the C-MAC special meeting, C-MAC securityholders will be asked:

     1. to consider, pursuant to an order of the Superior Court of Justice (Quebec) dated October 18, 2001, and, if deemed advisable, to pass, with or without variation, the C-MAC arrangement resolution attached as Annex F-1 to this document to approve the arrangement under Section 192 of the Canada Business Corporations Act involving the indirect acquisition by Solectron of all the issued and outstanding common shares of C-MAC; and

     2. to transact such further or other business as may properly come before the C-MAC special meeting or any adjournment or postponement thereof.

     Copies of the combination agreement and all related exhibits, including the plan of arrangement, are attached to this document as Annexes A-1, A-2 and C through E. C-MAC securityholders are encouraged to read the combination agreement and related exhibits in their entirety and the other information contained in this document, including the annexes, carefully before deciding how to vote.

RECORD DATE FOR SPECIAL MEETING

     The Canada Business Corporations Act does not require the board of directors to fix a record date in advance of the special meeting of shareholders. The C-MAC board of directors has not fixed a record date for the special meeting. Pursuant to the Canada Business Corporations Act and the interim order in respect of the arrangement, the record date for determining the C-MAC securityholders entitled to notice of and to vote at the special meeting will be October 19, 2001.

VOTE REQUIRED

     The C-MAC arrangement resolution must be approved by not less than two-thirds of the votes cast by the holders of C-MAC common shares and holders of options to purchase C-MAC common shares, voting together as a class, in person or by proxy, at the C-MAC special meeting.

     As of October 19, 2001, there were 86,322,376 C-MAC common shares outstanding and there were options outstanding entitling holders thereof to acquire 2,943,911 C-MAC common shares.

     The C-MAC shareholders whose names were entered on the register of shareholders of C-MAC at the close of business on October 19, 2001 and the C-MAC optionholders on October 19, 2001 will be entitled to attend in person, or appoint a proxy nominee to attend, the C-MAC special meeting and to vote on a show of hands and, on a poll, to one vote for each C-MAC common share held on that date and for each C-MAC common share underlying any C-MAC options held on that date.

     In the event that a holder has transferred any C-MAC common shares after October 19, 2001, the transferee is entitled to vote at the C-MAC special meeting if such transferee produces properly endorsed share certificates or otherwise establishes proof of ownership of the shares and demands, not later than ten

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

days before the C-MAC special meeting that such transferee's name be included in the list of shareholders entitled to vote at the C-MAC special meeting. The list of shareholders of C-MAC will be available for inspection on and after October 23, 2001, during usual business hours at the Montreal office of C-MAC's transfer agent and at the special meeting.

     To the knowledge of the directors and senior officers of C-MAC, as at October 19, 2001, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, C-MAC common shares and C-MAC options collectively carrying more than 10% of the voting rights attributable to all the outstanding C-MAC common shares and C-MAC options.

QUORUM

     At least two persons present in person or by proxy or by any other duly authorized representative shall constitute a quorum for any meeting of the shareholders of C-MAC if the persons so present are shareholders of C-MAC and entitled to cast, in the aggregate, not less than ten percent of the votes which all of the shareholders of C-MAC are entitled to cast; provided that, if at the opening of any meeting a quorum is not present, one or more persons present in person or by proxy or by any other duly authorized representative shall constitute a quorum to adjourn the meeting of the shareholders of C-MAC if the person or persons so present hold at least one common share of C-MAC.

NON-REGISTERED SHAREHOLDERS

     Non-registered shareholders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, non-registered shareholders will not receive the same proxy form as distributed by C-MAC to registered shareholders but will be provided with either a request for voting instructions or a proxy form executed by the intermediary but otherwise uncompleted. Intermediaries will then submit votes on behalf of the non-registered shareholders. If you are a non-registered shareholder, please submit your voting instructions to your intermediary in sufficient time to ensure that your votes are received by C-MAC on or before 4:00 p.m., Montreal time, on November 26, 2001.

SOLICITATION OF PROXIES AND EXPENSES

     Proxies may be solicited personally or by telephone by representatives of C-MAC. The cost of solicitation will be borne by C-MAC. C-MAC has retained RBC Dominion Securities to form a soliciting dealer group to assist in the solicitation of proxies. C-MAC will pay to RBC Dominion Securities a fee for managing the solicitation, payable in the event of the successful completion of the transaction. In addition, each member of the soliciting dealer group whose name appears in the appropriate place on a proxy from a holder of C-MAC common shares or C-MAC options is to be paid a fee of Cdn.$0.18 for each C-MAC common share or C-MAC option represented by the proxy that is voted in favor of the arrangement resolution provided that the solicitation fee in respect of any single beneficial owner of C-MAC common shares or C-MAC option will not be less than Cdn.$85 or more than Cdn.$1,500. Where the voted shares registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The members of the soliciting dealer group may be required to furnish evidence of such beneficial ownership. The solicitation fee is only payable in the event that the transaction is completed.

VOTING OF PROXIES AT SPECIAL MEETING AND REVOCATION OF PROXIES

     THE FORM OF PROXY ACCOMPANYING THIS DOCUMENT CONFERS DISCRETIONARY AUTHORITY UPON THE PROXY NOMINEE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS OF C-MAC AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE C-MAC SPECIAL MEETING OR ANY ADJOURNMENT THEREOF.

     IF A PROXY GIVEN TO C-MAC MANAGEMENT IS SIGNED AND RETURNED, THE SECURITIES REPRESENTED BY THE PROXY WILL BE VOTED FOR OR AGAINST THE C-MAC ARRANGEMENT RESOLUTION, IN ACCORDANCE WITH THE INSTRUCTIONS MARKED ON THE PROXY. IF NO INSTRUCTIONS ARE MARKED, THE SECURITIES REPRESENTED BY SUCH A PROXY WILL BE VOTED FOR THE C-MAC ARRANGEMENT RESOLUTION AND IN ACCORDANCE WITH C-MAC

MANAGEMENT'S RECOMMENDATION WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS SET OUT IN THE C-MAC NOTICE OF SPECIAL MEETING OR ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE C-MAC SPECIAL MEETING.

     The persons named in the C-MAC forms of proxy are officers of C-MAC. A C-MAC SECURITYHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A C-MAC SECURITYHOLDER) TO REPRESENT SUCH SECURITYHOLDER AT THE C-MAC SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORMS OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE C-MAC FORMS OF PROXY AND STRIKING OUT THE NAMES NOW DESIGNATED.

     Securityholders who do not expect to attend the C-MAC special meeting in person are requested to complete, sign, date and return the enclosed appropriate form of proxy in the enclosed envelope addressed to C-MAC Industries Inc., c/o General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7, facsimile number (514) 871-3673. The C-MAC forms of proxy must be received by no later than 4:00 p.m. (Montreal time) on November 26, 2001 or, in the event that the C-MAC special meeting is adjourned or postponed, by no later than 4:00 p.m. (Montreal time) on the second business day prior to the day fixed for the adjourned or postponed C-MAC special meeting.

     There are two forms of proxy, a yellow proxy applicable to C-MAC shareholders and a grey proxy applicable to C-MAC optionholders. If you have the wrong form of proxy, please contact General Trust of Canada for the correct form at the address and phone number set out in the letters of transmittal and election forms sent to C-MAC securityholders with this document.

     A C-MAC securityholder executing the form of proxy enclosed with the C-MAC circular has the power to revoke it by instrument in writing executed by the C-MAC securityholder or an attorney authorized in writing or, where the C-MAC shareholder is a corporation, by a duly authorized officer or attorney of the corporation. The instrument of revocation must be delivered to C-MAC Industries Inc., c/o General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7, facsimile number (514) 871-3673 at any time up to and including the last business day preceding the date of the C-MAC special meeting or any adjournment thereof or to the Chairman of the C-MAC special meeting on the day of the C-MAC special meeting or any adjournment thereof before any vote in respect of which the proxy is to be used is taken. A proxy may also be revoked in any other manner permitted by law.

DISSENTING SHAREHOLDER RIGHTS

     Pursuant to the provisions of the interim order, registered C-MAC shareholders have been granted the right to dissent with respect to the C-MAC arrangement resolution. If the arrangement becomes effective, a registered C-MAC shareholder who dissents will be entitled to be paid the fair value of its C-MAC common shares by C-MAC. This right to dissent is described in this document and in the plan of arrangement which is attached to this document as Annex C. THE DISSENT PROCEDURES REQUIRE THAT A REGISTERED HOLDER OF C-MAC COMMON SHARES WHO WISHES TO DISSENT MUST PROVIDE TO C-MAC INDUSTRIES INC., C/O GENERAL TRUST OF CANADA, 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, CANADA H3B 2G7, FACSIMILE NUMBER (514) 871-3673 A DISSENT NOTICE PRIOR TO 4:00 P.M. (MONTREAL
TIME) ON THE LAST BUSINESS DAY PRECEDING THE C-MAC SPECIAL MEETING. IT IS IMPORTANT THAT C-MAC SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT AND THE OTHER PROCEDURAL REQUIREMENTS DESCRIBED IN THE INTERIM ORDER AND THIS DOCUMENT, WHICH ARE DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CANADA BUSINESS CORPORATIONS ACT THAT WOULD PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR AT ANY TIME PRIOR TO THE C-MAC SPECIAL MEETING. FAILURE TO COMPLY STRICTLY WITH THE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF ANY RIGHT OF DISSENT. SEE "DISSENTING SHAREHOLDER RIGHTS".

OTHER MATTERS

     As at the date of this document, management of C-MAC is not aware of any amendments or variations to the C-MAC arrangement resolution, or of any other matter to be presented for action at the C-MAC special meeting.

RECOMMENDATION OF THE C-MAC BOARD OF DIRECTORS

     The board of directors of C-MAC has approved the combination agreement and the transaction contemplated by the combination agreement, including the arrangement. Accordingly, the board of directors recommends that the securityholders of C-MAC vote FOR approval of the C-MAC arrangement resolution. In considering such recommendation, C-MAC securityholders should be aware that some C-MAC directors and officers have interests in the transaction which are different from or in addition to, those of C-MAC securityholders generally, and that Solectron would agree to provide indemnification to directors and officers of C-MAC. For more information about these interests see the section of this document entitled "The Transaction -- Interest of Certain Persons in Transaction".

     THE MATTERS TO BE CONSIDERED AT THE C-MAC SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE SECURITYHOLDERS OF C-MAC. ACCORDINGLY, YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS DOCUMENT, INCLUDING ITS ANNEXES, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE APPLICABLE ENCLOSED FORM OF PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                                THE TRANSACTION

     The following is a description of the material aspects of the transaction, including the combination agreement, the plan of arrangement, and certain other agreements to be entered into in connection with the transaction. While Solectron and C-MAC believe that the following description covers the material terms of the combination agreement, the plan of arrangement and the related transactions and agreements, the description may not contain all of the information that is important to you. You should read this entire document and the other documents referred to carefully for a more complete understanding of the transaction. In particular, the following summaries of the combination agreement and the plan of arrangement are not complete and are qualified in their entirety by reference to the copies of the combination agreement and the plan of arrangement which are attached to this document as Annexes A-1, A-2 and C and are incorporated by reference into this document in their entirety. You should read the combination agreement and the plan of arrangement and the other transaction agreements in their entirety for a complete understanding of the terms of the transaction.

GENERAL

     The Solectron board of directors and the C-MAC board of directors have each approved the combination agreement. The combination agreement provides that subsidiaries of Solectron will acquire all of the C-MAC common shares, subject to, among other things:

     - approval of the Solectron share issuance by Solectron stockholders;

     - approval of the C-MAC arrangement resolution by the C-MAC securityholders; and

     - approval of the arrangement by the Superior Court of Justice (Quebec).

     As a consequence of the arrangement, C-MAC will become an indirect subsidiary of Solectron. Pursuant to the arrangement, Solectron Global Services Canada Inc. (a wholly-owned subsidiary of Solectron referred to in this document as Exchangeco), will acquire all of the outstanding common shares of C-MAC (other than those of C-MAC shareholders who properly exercise their dissent rights and are paid by C-MAC and those held by Solectron or its affiliates), and the C-MAC shareholders (other than those who properly exercise their dissent rights and Solectron or its affiliates) will receive from Exchangeco for each C-MAC common share held either:

     - 1.755 shares of Solectron common stock; or

     - in the case of Canadian resident C-MAC shareholders who validly so elect,
       1.755 exchangeable shares of Exchangeco (and certain ancillary rights), or a combination of shares of Solectron common stock and exchangeable shares (and certain ancillary rights).

     C-MAC shareholders who are not eligible to receive exchangeable shares or who are so eligible but do not validly elect to receive exchangeable shares will receive 1.755 shares of Solectron common stock for each C-MAC common share they own.

     Persons owning C-MAC common shares through a holding company at the time of the transaction and meeting certain conditions may participate in the transaction by having Exchangeco acquire all of the shares of their holding company instead of the C-MAC common shares held by such holding company, in exchange for the same consideration otherwise receivable for such C-MAC common shares. This holding company alternative involves a complex series of transactions and is described in greater detail in "Transaction Mechanics -- The Holding Company Alternative".

     None of Solectron, its affiliates and directors and, to Solectron's knowledge, its officers, currently own any C-MAC common shares. Prior to the effective time of the arrangement, Exchangeco has agreed, in contemplation of the arrangement, to purchase at least Cdn.$1 million, but not more than Cdn.$3 million, of C-MAC common shares on the open market. Based on the number of C-MAC common shares outstanding on October 19, 2001, immediately following completion of the transaction, the former holders of C-MAC common shares will hold an aggregate of approximately 151,495,770 exchangeable shares and shares of Solectron common stock (which does not include shares of Solectron common stock issuable to holders of C-MAC options upon exercise of C-MAC options after they are exchanged for options to purchase shares of Solectron common stock). Assuming all C-MAC common shares are exchanged for Solectron common stock and based upon the number of shares of Solectron common stock and C-MAC common shares outstanding as of October 19, 2001, immediately following completion of the transaction existing C-MAC shareholders would hold approximately 23% of the outstanding Solectron common stock. See "Pro Forma Capitalization of Solectron".

     The exchangeable shares will be issued by Exchangeco and their holders will be entitled to dividend and other rights that are substantially economically equivalent to those of holders of Solectron common stock, and, through a voting trust, to vote at meetings of Solectron stockholders. See "Description of Exchangeable Shares -- Voting, Dividend and Liquidation Rights".

     Holders of exchangeable shares will have the right at any time to exchange each exchangeable share for one share of Solectron common stock. At any time on or after the seventh anniversary of the effective date of the arrangement (subject to acceleration if, (i) at any time after the fifth anniversary of the effective date of the arrangement, there are then outstanding exchangeable shares constituting fewer than 30% of the actual number of exchangeable shares issuable as determined at the election deadline for the arrangement; (ii) if at any time there are then outstanding exchangeable shares constituting fewer than 10% of the actual number of exchangeable shares issuable as determined at the election deadline for the arrangement; (iii) if at any time a merger, amalgamation, arrangement, tender offer, material sale of rights or similar transaction involving Solectron occurs and the board of directors of Exchangeco determines it is necessary to the transaction for the redemption to occur; or
(iv) in certain other circumstances), Exchangeco will have the right, but not the obligation, to redeem all outstanding exchangeable shares (other than those held by Solectron and its affiliates) for an equal number of shares of Solectron common stock and an amount equal to all declared and unpaid dividends on the outstanding exchangeable shares.

     Solectron will also have the right, but not the obligation, to acquire (or cause Callco to acquire) all outstanding exchangeable shares (other than those held by Solectron and its affiliates) for an equal number of shares of Solectron common stock and an amount equal to all declared and unpaid dividends on the outstanding exchangeable shares in the event of a change in Canadian federal and Quebec tax legislation that allows holders of exchangeable shares who are Canadian residents to exchange such shares on a tax deferred basis. See "Description of Exchangeable Shares -- Mandatory Redemption by Exchangeco and Solectron Call Right".

     The combination agreement also provides that if, in the opinion of counsel to C-MAC, a change in tax law is enacted and becomes effective prior to the effective date of the arrangement pursuant to which beneficial holders of C-MAC common shares who are Canadian residents and who hold their shares as capital property for purposes of the Income Tax Act (Canada) (and any applicable Quebec provincial legislation) may exchange their C-MAC common shares for shares of Solectron common stock on a tax-deferred basis for purposes of the Income Tax Act (Canada) (and any applicable Quebec provincial legislation) then, at the option of Solectron, no exchangeable shares will be issued and the plan of arrangement will be amended accordingly.

     C-MAC shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their C-MAC common shares. Dissenters' appraisal rights under the Delaware General Corporation Law are not available to Solectron stockholders in connection with the transaction. See "Dissenting Shareholder Rights".

BACKGROUND OF THE TRANSACTION

     In the first quarter of 2001, representatives of Banc of America Securities, C-MAC's financial advisor, met with Dennis Wood, Chairman of the Board, President and Chief Executive Officer of C-MAC, on several occasions to discuss industry dynamics, potential acquisition opportunities and other possible transactions. During these conversations, a potential transaction with Solectron was discussed and

Mr. Wood informed Banc of America Securities that a transaction with Solectron would need to be considered if a proposal were made.

     On May 25, 2001, representatives of Banc of America Securities contacted Susan Wang, at the time Senior Vice President, Chief Financial Officer and Secretary of Solectron, and, effective September 1, 2001, Senior Vice President of Business Development and Secretary of Solectron, to discuss industry trends and, during such meeting, discussed acquisition opportunities, including a potential transaction with C-MAC. Ms. Wang informed Banc of America Securities that Solectron was interested in pursuing discussions regarding a potential transaction with C-MAC.

     On June 4, 2001, representatives of Merrill Lynch, Pierce, Fenner and Smith Incorporated, Solectron's financial advisor, met with Koichi Nishimura, Chairman, Chief Executive Officer and President of Solectron, and Ms. Wang to discuss various acquisition opportunities available to Solectron, one of which was a potential transaction with C-MAC.

     Subsequent to such discussions, an introductory meeting was held on June 7, 2001 in Monterey, California between Dr. Nishimura and Mr. Wood. At this meeting, Dr. Nishimura and Mr. Wood discussed current industry dynamics and the merits of a potential combination of the two companies.

     Between June 7 and June 15, 2001, Dr. Nishimura and Mr. Wood had several informal discussions regarding a possible business combination of Solectron and C-MAC.

     On June 15, 2001, Mr. Wood informed the C-MAC board of directors as to his discussions with Dr. Nishimura and as to the proposed meetings scheduled to take place on June 19, 2001.

     On June 19, 2001, Solectron and C-MAC entered into a mutual non-disclosure agreement. On the same date, C-MAC retained Banc of America Securities as its financial advisor in connection with a potential transaction involving C-MAC and Solectron.

     On June 19 and 20, 2001, at the offices of Banc of America Securities in Palo Alto, California, executive management of Solectron, including Dr. Nishimura, Ms. Wang, Saeed Zohouri, Senior Vice President and Chief Operating Officer of Solectron, and Dan Perez, Senior Vice President of Worldwide Account Management and Marketing of Solectron, met with executive management of C-MAC, including Mr. Wood, Claude Michaud, Vice President and Chief Financial Officer of C-MAC, Suzanne Gunther, Vice President, Strategic Development of C-MAC, John Naismith, Executive Vice President, Global Supply Chain Management of C-MAC, and Rick Rollinson, Vice President and President of Electronics Manufacturing Services of C-MAC. At these meetings, the parties engaged in more detailed discussions relating to the potential benefits of a business combination of Solectron and C-MAC and commenced the exchange of information. No financial advisors were present at these discussions.

     Between June 20 and June 27, 2001, management and advisors of Solectron continued to exchange preliminary due diligence information and had discussions with management and advisors of C-MAC. On June 27, 2001, Solectron management and representatives of Merrill Lynch were provided an on-site due diligence tour at C-MAC's facility in Creedmoor, North Carolina. Following the tour, Solectron executive management and C-MAC executive management, together with representatives of Merrill Lynch and Banc of America Securities, held meetings in Creedmoor at which they further discussed the potential for a business combination, exchanged additional information and discussed setting up a formal due diligence process.

     On June 28, 2001, a meeting of Solectron's board of directors was convened at which Merrill Lynch and Solectron management briefed the board on the discussions with C-MAC and the results of due diligence to date. Following a discussion of the merits and risks of a potential acquisition of C-MAC, the Solectron board of directors authorized management to proceed with a non-binding preliminary proposal to acquire C-MAC.

     On June 29, 2001, Solectron management, including Dr. Nishimura, Ms. Wang and Onye Uzoukwu, Director, Business Development, and executive management of C-MAC, including Mr. Wood, Ms. Gunther and Mr. Michaud, and representatives of Merrill Lynch and Banc of America Securities held a meeting in Montreal at C-MAC's offices at which Solectron presented its broad outline of the terms on which a potential transaction could be premised, which was followed by discussions among the parties regarding the pricing terms of that proposal.

     On July 5, 2001, a meeting of C-MAC's board of directors was convened at which Banc of America Securities and C-MAC management briefed the board of directors about the discussions with Solectron and the potential transaction. Following discussion about the general framework of such a transaction and the associated benefits and risks, the C-MAC board of directors authorized management and C-MAC's advisors to explore further the proposed transaction with Solectron. At the meeting, the C-MAC board of directors decided to form an ad hoc committee of independent directors to study the proposed transaction and report back to the C-MAC board of directors. The ad hoc committee's mandate included reviewing the proposed transaction, including the transaction documents, and reporting to the board of directors on its due diligence meetings with management of C-MAC and as to whether the board of directors could rely on a fairness opinion to be rendered by Banc of America Securities. The ad hoc committee is comprised of Messrs. Ronald T. Riley (as Chairman), Richard Royer and C. Wesley Scott.

     On July 6, 2001, the parties amended their mutual non-disclosure agreement to include non-solicitation provisions and a standstill undertaking.

     On July 6, 2001, a meeting of the Solectron board of directors was convened at which Solectron management and representatives of Merrill Lynch updated the board of directors on the status of discussions with, and the potential business combination with C-MAC. Following discussion about the general framework of such a transaction and the associated benefits and risks, Solectron's board of directors authorized management and Solectron's advisors to proceed with a more detailed due diligence review of C-MAC.

     Between July 9 and July 12, 2001, representatives of Solectron, together with Solectron's advisors, conducted detailed due diligence on C-MAC at the offices of Stikeman Elliott, C-MAC's Canadian legal advisors, in Montreal, Quebec, which included numerous meetings and discussions between representatives of Solectron and C-MAC and their respective advisors.

     On July 16, 2001, Solectron delivered to C-MAC the initial draft of the combination agreement and on July 17 delivered the initial draft of the plan of arrangement in connection with the proposed transaction.

     Between July 16 and July 19, 2001, C-MAC, together with its advisors, conducted due diligence on Solectron at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Solectron's U.S. legal advisors, in Palo Alto, California, which included meetings and discussions between representatives of Solectron and C-MAC and their advisors.

     On July 20, 2001 Solectron formally executed its engagement letter with Merrill Lynch outlining Merrill Lynch's role as exclusive financial advisor to Solectron with regard to a potential transaction with C-MAC.

     Between July 16 and July 23, 2001 Solectron and C-MAC and their respective advisors continued to conduct due diligence. During this period, on each of July 18 and July 22, 2001, the Solectron board of directors met to discuss the progress of Solectron's due diligence review, negotiations regarding the definitive agreements, terms of the definitive agreements and the transaction process. At these meetings, representatives of Wilson Sonsini Goodrich & Rosati, with advice as to Canadian legal matters from Osler, Hoskin & Harcourt LLP, Canadian counsel to Solectron, updated the board on the status of negotiations with C-MAC, including key issues under discussion and the relative positions of the parties with respect to such issues, and changes in the terms of the agreements since the last Solectron board meeting. At the July 22, 2001 board meeting, Wilson Sonsini Goodrich & Rosati, advised the Solectron board regarding its duties to the stockholders of Solectron.

     Between July 16 and July 23, 2001, Solectron and C-MAC and their respective legal and financial advisors negotiated the terms of the definitive agreements in connection with the transaction, including the combination agreement, the plan of arrangement and all the exhibits to those agreements. These negotiations involved numerous calls between the parties involved in the negotiations.

     The ad hoc committee of C-MAC's board of directors met for the first time on July 19, 2001 with Mr. Dennis Wood. Mr. Wood discussed with the members of the ad hoc committee the terms of the proposed transaction, the rationale for creating the ad hoc committee and the ad hoc committee's mandate.

     On July 20, 2001 the ad hoc committee decided to retain Ogilvy Renault as legal advisors to advise it in connection with its mandate and RBC Dominion Securities as its financial advisor. Also on July 20, 2001, the C-MAC board of directors decided to retain RBC Dominion Securities to provide financial advice in connection with the proposed transaction and to review the proposed transaction.

     On July 20, 2001, a meeting of C-MAC's board of directors was convened at which representatives of Banc of America Securities presented to the board of directors the general framework of the proposed transaction with Solectron and the associated benefits and risks and Stikeman Elliott and Davis Polk & Wardwell, U.S. counsel to C-MAC, updated the board on the negotiations of the transaction agreements. During such meeting, Stikeman Elliott advised the C-MAC board of directors as to their duties to the C-MAC shareholders.

     The members of the ad hoc committee discussed with its legal advisors the principal terms and features of the proposed transaction and determined that the proposed transaction was not made in circumstances which required the formation of a special or independent committee required by applicable Canadian securities laws. The ad hoc committee agreed that it would be made clear to management and the board of directors of C-MAC that the ad hoc committee would not make a recommendation to the board of directors as to the fairness of the proposed arrangement, such decision being left to the full board of directors. Rather, the ad hoc committee's report to the board of directors would be limited to the due diligence conducted, to its examination of the legal documentation and, based on the advice of its financial advisors and legal advisors, to whether members of the board of directors, subject to consideration of their respective duties and the relevant information available to them, could rely on the fairness opinion of Banc of America Securities in their consideration of the fairness of the proposed arrangement to shareholders of C-MAC.

     On July 22, July 23, August 2 and August 6, 2001 the ad hoc committee of the C-MAC board of directors held meetings at which management of C-MAC and C-MAC's advisors provided more detailed summaries of the proposed transaction and, at each such meeting, presented management's recommendation that C-MAC continue to move forward with the transaction. At various times between July 22 and August 6, 2001, the ad hoc committee had discussions with RBC Dominion Securities to review the proposed transaction.

     Also on July 22, 2001, a meeting of C-MAC's board of directors was convened at which Banc of America Securities provided additional details regarding the framework of the proposed transaction to the board of directors.

     On July 23, 2001, Solectron management determined to suspend negotiations with C-MAC in order to evaluate market reaction to C-MAC's earnings announcement for the second quarter of 2001 to be issued the following day. In response, representatives of C-MAC informed Solectron that due diligence would be suspended pending the reinstatement of negotiations.

     On July 24, 2001, C-MAC issued its earnings announcement in a press release and analyst conference call.

     On July 27, 2001, representatives of Solectron and C-MAC discussed the market reaction to C-MAC's earnings announcement on July 24, and C-MAC management provided additional financial information.

     On August 2, 2001, after extended discussions between the parties, C-MAC management determined to reinstate due diligence by Solectron. The parties conducted due diligence through August 6, 2001.

     On August 4, 2001, Solectron's board of directors held a meeting at which management, representatives of Merrill Lynch and Solectron's legal advisors informed the board of C-MAC's earnings announcement and other C-MAC financial information, as well as the results of due diligence to date. After extensive discussions of the merits of the proposed transaction, the board authorized management to reengage in negotiations with C-MAC.

     On August 4, 2001, Solectron and C-MAC and their respective legal and financial advisors reinstated the negotiations of the terms of the definitive agreements in connection with the transactions, which continued through August 8, 2001.

     On August 6, 2001, a meeting of the Solectron board of directors was convened at which Solectron management, representatives of Merrill Lynch and Solectron's legal advisors updated the board on the negotiations, the results of the ongoing due diligence process, the result of negotiations with C-MAC about the exchange ratio and the status of the transaction. Representatives of Solectron's legal advisors updated the board on the status of negotiations with C-MAC, including key issues still under discussion and the relative positions of the parties with respect to such issues.

     On August 6, 2001, the ad hoc committee of the C-MAC board of directors met to receive an update from representatives of Banc of America Securities, Stikeman Elliott and Ogilvy Renault regarding the results of negotiations with Solectron with respect to the exchange ratio and the status of the transaction. Banc of America Securities reviewed with the ad hoc committee its preliminary conclusions, which had incorporated the changes that had occurred over the previous weeks and, in particular, since C-MAC's earnings announcement of July 24, 2001. At various times between July 23 and August 6, members of C-MAC's management together with C-MAC's financial and legal advisors had informal discussions with members of the board and the ad hoc committee to update them as to the status of discussions.

     Following the meeting of C-MAC's board of directors, members of Solectron and C-MAC management, together with their respective legal and financial advisors, continued to negotiate the terms of the definitive agreements.

     On August 7, 2001 Banc of America Securities discussed with the ad hoc committee a draft of its board presentation and fairness opinion. Subsequently, the ad hoc committee met with Ogilvy Renault and RBC Dominion Securities to review and discuss Banc of America Securities' draft board presentation and fairness opinion to be delivered to C-MAC's board of directors. After an extensive review and thorough discussion of a number of facts and issues, the ad hoc committee concluded unanimously that it was appropriate for the board of directors of C-MAC to rely, when delivered, on the fairness opinion of Banc of America Securities. It was also agreed by the members of the ad hoc committee that, notwithstanding the scope of the mandate of the ad hoc committee, their respective individual opinions that the proposed arrangement was fair, from a financial point of view, to the shareholders of C-MAC and was in C-MAC's best interest would be communicated to the C-MAC board of directors. On the same day, a meeting of the C-MAC board of directors was convened at which C-MAC management and representatives of Banc of America Securities, Stikeman Elliott and Davis Polk & Wardwell updated the board of directors on the negotiations, including key issues still under discussion, the status of negotiations with Solectron about the exchange ratio and the transaction generally.

     On August 8, 2001, a meeting of the Solectron board of directors was convened at which Solectron management and their advisors discussed with the board the fully negotiated terms of the transaction as agreed to with C-MAC. Solectron's legal counsel reviewed for the board the changes to the terms of the definitive agreements since the last board meeting. Solectron's advisors updated the board on the results of their ongoing due diligence review of C-MAC. Wilson Sonsini Goodrich & Rosati advised the board again regarding its duties to the stockholders of Solectron. Merrill Lynch delivered its oral opinion to the board of directors, subsequently confirmed in writing, that, as of that date, the exchange ratio was fair, from a financial point of view, to Solectron. The Solectron board of directors considered the results of the due diligence investigation, the terms of the definitive agreements, and the potential advantages and risks associated with the transaction, and after discussing and considering the analysis and opinion of Merrill Lynch, unanimously approved the combination agreement and the transactions contemplated by the combination agreement and authorized management to enter into the combination agreement and the related agreements.

     Also on August 8, 2001, a meeting of the C-MAC board of directors was convened at which C-MAC management and representatives of Banc of America Securities and C-MAC's legal advisors provided a final update to the board of directors on the results of negotiations with Solectron. At the meeting, Banc of America Securities delivered its opinion to the board of directors that, as of that date, the exchange ratio was fair, from a financial point of view, to the shareholders of C-MAC. The board of directors then approved the combination agreement and the transactions contemplated by the combination agreement.

     Before the open of the market on August 9, 2001, Solectron and C-MAC issued a joint press release publicly announcing the transaction.

     On August 24, 2001, Solectron proposed a modified transaction structure in order to ensure obtaining the desired tax treatment. On the same day, Solectron's and C-MAC's respective legal advisors had discussions regarding the proposed structure and mechanics of the transaction and potential alternative structures. After reaching agreement on the terms of an alternative structure, the C-MAC board of directors met on September 6, 2001 to approve the revised terms of the combination agreement and Solectron and C-MAC executed an amendment to the combination agreement on September 7, 2001.

JOINT REASONS FOR THE TRANSACTION

     The following discussion of Solectron's and C-MAC's reasons for the transaction contains a number of forward-looking statements that reflect the current views of Solectron and C-MAC with respect to future events that may have an effect on the combined company's future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in the sections of this document entitled "Cautionary Statements Regarding Forward-Looking Statements in this Document" and "Risk Factors".

     The boards of directors of Solectron and C-MAC approved the combination agreement and the transactions contemplated by the combination agreement because they determined that the combined company would have the potential to realize a stronger competitive position and improved long-term operating and financial results. In particular, the boards of directors believe that the transaction will allow the combined companies the opportunity to:

     - selectively vertically integrate a variety of services across the supply chain, from microtechnology and electronic components to electro-mechanical components (PCB, backplane and enclosures);

     - complement Solectron's diversified contract manufacturing business through the addition of C-MAC's design and engineering, systems integration and test capabilities;

     - capitalize on the strength of some industries served by C-MAC, including the automotive electronics industry;

     - benefit from combining established customer and supplier relationships of both companies and cross-selling products and services into each other's installed customer base;

     - leverage manufacturing and production resources and technology; and

     - reduce costs through broader-based manufacturing activities and vertical integration.

     The boards of directors of Solectron and C-MAC also believe that the transaction will contribute to the success of the combined companies because:

     - the transaction offers the opportunity to better serve the needs of existing and new customers who desire a more complete supply chain solution from contract manufacturers;

     - the transaction affords C-MAC the scalability and the technology to take on larger, complex systems programs and to have the manufacturing expertise to produce most of the content of the systems in-house, where it makes economic sense to do so;

     - the transaction will allow each of Solectron and C-MAC to leverage each other's existing customer relationships, technology and manufacturing expertise in industries previously not part of their respective core business, including, with respect to Solectron, microtechnology manufacturing for the automobile industry; and

     - the transaction will further strengthen Solectron's pool of sales and engineering talent.

RECOMMENDATION OF SOLECTRON'S BOARD OF DIRECTORS

     Solectron's board of directors consulted with senior management and Solectron's financial and legal advisors and considered a number of factors, including those set forth below, in reaching its decision to approve the combination agreement and the transactions contemplated by the combination agreement, and to recommend that Solectron's stockholders vote FOR approval of the Solectron share issuance. The factors considered by Solectron's board of directors include:

     - the trading prices of the C-MAC common shares and Solectron common stock prior to August 8, 2001;

     - the fairness opinion of Solectron's financial advisor, Merrill Lynch to the effect that, as of the date of the opinion, the exchange ratio was fair, from a financial point of view, to Solectron;

     - historical information concerning the businesses, prospects, financial performance and condition, operations, technology, management and competitive position of Solectron and C-MAC and industry trends;

     - the anticipated financial condition, results of operations and businesses of Solectron and C-MAC after giving effect to the transaction;

     - current financial market conditions and historical market prices, volatility and trading information with respect to Solectron common stock;

     - the possible effect of the transaction on Solectron's employees, customers and current facilities;

     - the opportunity afforded by the transaction for Solectron to combine its operations with those of C-MAC;

     - the structure of the transaction;

     - the terms and conditions of the combination agreement generally, including the parties' representations, warranties and covenants, the circumstances in which a termination fee is payable to Solectron, and the terms of the combination agreement restricting C-MAC from soliciting, or subject to certain conditions, entering into a competing acquisition transaction; and

     - the results of due diligence investigations by management, legal and financial advisors and environmental consultants.

     In considering the transaction, the Solectron board of directors recognized that there were certain risks associated with the transaction, including the risk that the potential benefits set forth above may not be realized, that there may be higher than anticipated costs associated with realizing such benefits, the potential dilutive effects of the issuance of Solectron common stock and the factors as set forth in this document under the heading "Risk Factors".

     The foregoing discussion of the information and factors considered by Solectron's board of directors, while not exhaustive, includes the material factors considered by the Solectron board of directors. In view of the variety of factors considered in connection with its evaluation of the transaction, Solectron's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have given different weights to different factors.

     After careful consideration, Solectron's board of directors deemed it advisable that the combination agreement and all of the transactions contemplated thereby be approved, and has approved the combination agreement and the transactions contemplated by the combination agreement, including the issuance of shares of Solectron common stock, and recommends that Solectron stockholders vote FOR approval of the Solectron share issuance.

OPINION OF SOLECTRON'S FINANCIAL ADVISOR

     Solectron retained Merrill Lynch to act as its financial advisor with respect to the transaction. In connection with that engagement, Solectron requested that Merrill Lynch evaluate the fairness, from a financial point of view, to Solectron of the exchange ratio in the arrangement. At the meeting of the board of directors of Solectron on August 8, 2001, Merrill Lynch rendered its oral opinion to the board of directors of Solectron, subsequently confirmed in writing, that as of August 8, 2001, based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the exchange ratio was fair to Solectron from a financial point of view.

     THE FULL TEXT OF MERRILL LYNCH'S OPINION, WHICH SETS FORTH MATERIAL INFORMATION RELATING TO MERRILL LYNCH'S OPINION THAT THE EXCHANGE RATIO WAS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SOLECTRON, INCLUDING THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX G AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE IN ITS ENTIRETY. THIS DESCRIPTION OF MERRILL LYNCH'S OPINION SHOULD BE REVIEWED TOGETHER WITH THE FULL TEXT OF THE OPINION, AND YOU ARE URGED TO READ THE OPINION AND CONSIDER IT CAREFULLY. MERRILL LYNCH'S OPINION IS ADDRESSED TO SOLECTRON'S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO SOLECTRON. THE TERMS OF THE ARRANGEMENT, INCLUDING THE EXCHANGE RATIO, WERE DETERMINED THROUGH NEGOTIATIONS BETWEEN SOLECTRON AND C-MAC AND WERE NOT DETERMINED OR RECOMMENDED BY MERRILL LYNCH. MERRILL LYNCH'S OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION OF SOLECTRON TO ENGAGE IN THE TRANSACTION AND DOES NOT CONSTITUTE, NOR SHOULD IT BE CONSTRUED AS, A RECOMMENDATION TO ANY STOCKHOLDER OF SOLECTRON OR SECURITYHOLDER OF C-MAC AS TO HOW TO VOTE ON THE SOLECTRON SHARE ISSUANCE OR ANY MATTER RELATED TO THE ARRANGEMENT.

     In arriving at its opinion, Merrill Lynch, among other things:

     - reviewed certain publicly available business and financial information relating to Solectron and C-MAC that Merrill Lynch deemed to be relevant;

     - reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Solectron and C-MAC, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the arrangement (referred to in this document as the "expected synergies"), furnished to it by Solectron and C-MAC, respectively;

     - conducted discussions with members of senior management of Solectron and C-MAC concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the arrangement and the expected synergies;

     - reviewed the historical market prices and valuation multiples for Solectron common stock and C-MAC common shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     - reviewed the results of operations of Solectron and C-MAC and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant;

     - compared the proposed financial terms of the transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

     - participated in certain discussions and negotiations among representatives of Solectron and C-MAC and their financial and legal advisors;

     - reviewed the potential pro forma impact of the transaction;

     - reviewed a draft of the combination agreement dated August 8, 2001; and

     - reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of C-MAC or Solectron, nor was Merrill Lynch furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of C-MAC or Solectron. With respect to the financial forecast information and the expected synergies furnished to or discussed with Merrill Lynch by C-MAC or Solectron, it assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of C-MAC's or Solectron's management as to the expected future financial performance of C-MAC or Solectron, as the case may be, and the expected synergies. Merrill Lynch also assumed that the final form of the combination agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

     Merrill Lynch's opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and upon the information made available to Merrill Lynch as of the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the arrangement, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the transaction. Merrill Lynch also assumed that the arrangement will be consummated in accordance with the terms of the combination agreement without waiver of any material condition.

     According to the terms of its engagement by Solectron, Merrill Lynch has no obligation to update its opinion to take into account events occurring after the date that its opinion was delivered to Solectron's board of directors. As a result, circumstances could develop prior to consummation of the arrangement that, if known at the time Merrill Lynch rendered its opinion, would have altered such opinion. Merrill Lynch expresses no opinion as to the prices at which shares of Solectron common stock or C-MAC common shares will trade following the announcement or consummation of the transaction.

     The matters considered by Merrill Lynch in arriving at its opinion are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions, many of which are beyond the control of C-MAC and Solectron, and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than these estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future.

     At the meeting of Solectron's board of directors held on August 8, 2001, Merrill Lynch presented certain financial analyses accompanied by written materials in connection with the delivery of its oral opinion at that meeting and its subsequent written opinion. The following is a summary of certain material financial analyses performed by Merrill Lynch in arriving at its opinion.

VALUATION ANALYSES REGARDING SOLECTRON

     All references to Solectron's share prices are expressed in U.S. dollars and are as quoted on the New York Stock Exchange.

PREMIUMS AND SYNERGIES

     PREMIUM TO HISTORICAL STOCK PRICE AND EXCHANGE RATIO. Merrill Lynch reviewed, over various periods, both the average closing stock price of C-MAC common shares as well as the average historical exchange ratio of the C-MAC common share price to that of the Solectron common stock price. Merrill Lynch then reviewed the premiums represented by the implied transaction offer price ($30.19) to the average closing share prices of C-MAC and the premiums represented by the transaction exchange ratio (1.755x) to the average historical exchange ratios over such periods. Merrill Lynch then reviewed the premiums paid in comparable electronics manufacturing services (EMS) transactions and similar sized ($2-5 billion) technology transactions:

                                                                             MEAN IMPLIED OFFER PRICE
                                                                              PREMIUM IN COMPARABLE
                                                                                   TRANSACTIONS
                                                              PREMIUM      ----------------------------
                                               PERIOD       REPRESENTED                      SELECTED
                                               AVERAGE        BY THE                        TECHNOLOGY
PERIOD PRIOR TO THE TRANSACTION                 C-MAC         IMPLIED      SELECTED EMS    TRANSACTIONS
ANNOUNCEMENT DATE                            SHARE PRICE    OFFER PRICE    TRANSACTIONS      $2-5 BN
-------------------------------              -----------    -----------    ------------    ------------
1 Day......................................    $22.67          33.2%           44.4%           40.9%
1 Month Average............................    $23.59          28.0%           54.0%           55.0%
3 Month Average............................    $27.03          11.7%           63.7%           61.3%

                                                                          MEAN TRANSACTION EXCHANGE
                                                                         RATIO PREMIUM IN COMPARABLE
                                                            PREMIUM              TRANSACTIONS
                                               PERIOD     REPRESENTED    ----------------------------
                                              AVERAGE       BY THE                         SELECTED
                                               C-MAC      TRANSACTION                     TECHNOLOGY
PERIOD PRIOR TO THE TRANSACTION               EXCHANGE     EXCHANGE      SELECTED EMS    TRANSACTIONS
ANNOUNCEMENT DATE                              RATIO         RATIO       TRANSACTIONS      $2-5 BN
-------------------------------               --------    -----------    ------------    ------------
1 Day.......................................  1.3180x        33.2%           40.2%           39.8%
1 Month Average.............................  1.4254x        23.1%           44.7%           52.5%
3 Month Average.............................  1.3768x        27.5%           50.3%           58.6%

     Merrill Lynch observed that the implied offer price premium and the transaction exchange ratio premium was below the mean statistic of premiums paid for all of the one day, one month and three month means of both comparable EMS transactions and similar sized technology transactions.

     SYNERGY ANALYSIS. Merrill Lynch considered the effects of potential synergies on the estimated pro forma results of operations of the combined company after the transaction. This analysis was based solely upon the estimates of the management of Solectron of the synergies that the combined company may be able to achieve following completion of the transaction. The actual synergies achieved by the combined company after the transaction may vary from the potential synergies estimated by Solectron's management and the variations may be material. Based upon the estimates of Solectron's management, Merrill Lynch noted that the combined company could achieve annual pretax synergies approximating $60 to $120 million.

C-MAC

     TRADING ANALYSIS. Merrill Lynch reviewed the recent trading performance of the common shares of C-MAC. The per share closing price trading data for various periods prior to announcement on August 9, 2001 are summarized in the table below:

PERIOD                                                        LOW ($)    HIGH ($)
------                                                        -------    --------
12 Months...................................................  $18.01      $74.69
6 Months....................................................   18.01       46.88
3 Months....................................................   20.17       38.62
1 Month.....................................................   21.00       26.77
10 Trading Days.............................................   22.67       24.68

Merrill Lynch observed that the implied offer price for C-MAC was in the range of the twelve, six and three month trading ranges and above the one month and ten trading day performance of the C-MAC common shares.

     COMPARABLE PUBLIC TRADING MULTIPLES ANALYSIS. Using publicly available Wall Street equity analyst projections and other information, Merrill Lynch compared selected financial data of C-MAC with similar data for selected publicly traded companies engaged in businesses that Merrill Lynch judged to be reasonably comparable to those of C-MAC. These companies were:

               TIER I                                 TIER II
               ------                                 -------
Celestica Inc.                         Benchmark Electronics Inc.
Flextronics International Ltd.         Elcoteq Network Corporation
Jabil Circuit, Inc.                    Manufacturers' Services Ltd.
Sanmina Corporation                    Plexus Corporation
SCI Systems, Inc.                      Viasystems Group, Inc.
Solectron Corporation

     Merrill Lynch selected these companies because they engage in businesses reasonably comparable to those of C-MAC. Merrill Lynch used publicly available financial projections by equity analysts covering each comparable company to determine the ratio of price to projected calendar year earnings per share for 2001 and 2002 for each of these companies as well as other comparable multiple statistics. The following table presents a summary of the range of price to earnings per share multiples of the comparable companies.

                                                             TIER I         TIER II
                                                          ------------    ------------
                                                          2001    2002    2001    2002
                                                          ----    ----    ----    ----
Maximum Multiple........................................  42.8x   30.7x   36.9x   28.4x
Minimum Multiple........................................  29.6x   24.0x   11.7x    6.6x

     Merrill Lynch observed that the implied multiples of the price being paid by Solectron to the 2001 and 2002 projected earnings of C-MAC based on published research analyst reports were in the range of the comparable company price to projected earnings multiples for each of 2001 and 2002.

     It should be noted that no company utilized in the analysis above is identical to C-MAC. In evaluating companies identified by Merrill Lynch as comparable to C-MAC, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of C-MAC, such as the impact of competition on the business of C-MAC and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of C-MAC or the industry or in the financial markets in general. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies to which they are being compared; mathematical analysis is not in itself a meaningful method of using selected company data.

     COMPARABLE TRANSACTION ANALYSIS. Using publicly available Wall Street equity research analyst projections and other information, Merrill Lynch examined the following transactions that Merrill Lynch deemed to be relevant to determine the multiple of transaction value to last twelve months (or LTM) EBITDA where "transaction value" is generally defined as the sum of the per share offer price for the target company multiplied by the number of target company shares outstanding and the number of target company options outstanding, net of option proceeds, plus the preferred equity at liquidation, if any, the short-term debt, the long-term debt and any minority interests, less cash, marketable securities and exercisable option proceeds. "EBITDA" is generally defined as earnings before interest, taxes, depreciation, amortization and any non-recurring charges. Merrill Lynch also calculated the multiple of price to LTM earnings per share (or EPS) paid in such transactions. The transactions are:

              ACQUIROR                                TARGET
              --------                                ------
Sanmina Corporation                    SCI Systems, Inc.
Celestica Inc.                         Omni Industries Ltd.
Sanmina Corporation                    AB Segerstrom & Svenson
Solectron Corporation                  NatSteel Electronics
Flextronics International Ltd.         JIT Holdings
Flextronics International Ltd.         Chatham Technologies
Sanmina Corporation                    Hadco Corporation
Flextronics International Ltd.         DII Group, Inc.
Solectron Corporation                  Smart Modular Technologies, Inc.

     All calculations of multiples paid for the selected transactions were based on public information available at the time of public announcement, and Merrill Lynch's analysis did not take into account different market and other conditions during the period in which the selected transactions occurred. The comparable transaction analysis yielded the following mean and median multiples:

                                                              MEAN    MEDIAN
                                                              ----    ------
Transaction Offer Value/LTM EBITDA..........................  17.9x    18.7x
Implied Offer Price/LTM EPS.................................  35.3x    37.2x

     Merrill Lynch observed that the implied transaction offer value to LTM EBITDA multiple for C-MAC as well as the implied offer price to the LTM EPS multiple for C-MAC was below both the mean and median of the comparable transactions.

     It should be noted that no transaction utilized in the analysis above is identical to the proposed Solectron-C-MAC transaction. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the transaction multiples or premiums paid in such comparable transactions to which the transaction is being compared; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data.

     DISCOUNTED CASH FLOW ANALYSIS. Merrill Lynch performed a discounted cash flow analysis of C-MAC, without giving effect to the transaction, for the fiscal years 2002 through 2006 based on published research analyst reports and First Call estimates. Merrill Lynch calculated a range of equity values per share for C-MAC based upon the sum of the discounted net present value of C-MAC's five-year stream of projected unlevered free cash flows plus the discounted net present value of the terminal value based on a range of multiples of its projected 2006 EBITDA.

     Using discount rates ranging from 18.0% to 20.0% and terminal value multiples of estimated 2006 EBITDA ranging from 9.0x to 15.0x, Merrill Lynch calculated the following range of implied equity values per common share of C-MAC:

                                                           LOW ($)    HIGH ($)
                                                           -------    --------
Implied Equity Value Per Common Share of C-MAC...........   24.18      41.19

     Merrill Lynch observed that the implied offer price for C-MAC was within the range of the implied equity value per share of C-MAC common shares as determined by the discounted cash flow analysis.

SOLECTRON

     TRADING ANALYSIS. Merrill Lynch reviewed the recent trading performance of shares of Solectron common stock. The per share closing price trading data for various periods prior to announcement on August 9, 2001 are summarized in the table below:

PERIOD                                                     LOW ($)    HIGH ($)
------                                                     -------    --------
12 months................................................   14.79      52.00
6 Months.................................................   14.79      34.20
3 Months.................................................   14.79      27.13
1 Month..................................................   14.79      18.62
10 Trading Days..........................................   17.11      18.62

     Merrill Lynch observed that the Solectron share price one day prior to the transaction announcement date was in the range of the twelve, six, three and one month and ten day trading performance of the Solectron stock.

     COMPARABLE PUBLIC TRADING MULTIPLES ANALYSIS. Using publicly available Wall Street equity analyst projections and other information, Merrill Lynch compared selected financial data of Solectron with similar data for selected publicly traded companies engaged in businesses that Merrill Lynch judged to be reasonably comparable to those of Solectron. These companies were:

                                  Celestica Inc.
                                  Flextronics International Ltd.
                                  Jabil Circuit, Inc.
                                  C-MAC Industries Inc.
                                  Sanmina Corporation
                                  SCI Systems, Inc.

     Merrill Lynch selected these companies because they engage in businesses reasonably comparable to those of Solectron. Merrill Lynch used publicly available financial projections by equity analysts covering each comparable company to determine the ratio of price to projected earnings per share for calendar years 2001 and 2002 for each of these companies. The following table presents a summary of the range of price to projected earnings per share multiples of the comparable companies.

                                                              2001    2002
                                                              ----    ----
Maximum Multiple............................................  42.8x   30.7x
Minimum Multiple............................................  25.9x   20.0x

     Merrill Lynch observed that the trading multiple of Solectron based on published research analyst reports was in the range of the comparable company price to projected earnings per share multiples for each of 2001 and 2002.

     It should be noted that no company utilized in the analysis above is identical to Solectron. In evaluating companies identified by Merrill Lynch as comparable to Solectron, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Solectron, such as the impact of competition on the business of Solectron and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Solectron or the industry or in the financial markets in general. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies to which they are being compared; mathematical analysis is not in itself a meaningful method of using selected company data.

     DISCOUNTED CASH FLOW ANALYSIS. Merrill Lynch performed a discounted cash flow analysis of Solectron, without giving effect to the transaction, for the fiscal years 2002 through 2006 based on published research analyst reports and First Call estimates. Merrill Lynch calculated a range of equity values per share for Solectron based upon the sum of the discounted net present value of Solectron's five-year stream of projected unlevered free cash flows plus the discounted net present value of the terminal value based on a range of multiples of its projected 2006 EBITDA.

     Using discount rates ranging from 18.0% to 20.0% and terminal value multiples of estimated 2006 EBITDA ranging from 9.0x to 15.0x, Merrill Lynch calculated the following range of implied equity values per share for Solectron common stock:

                                                           LOW ($)    HIGH ($)
                                                           -------    --------
Implied Equity Value Per Share of Solectron Common
  Stock..................................................   12.84      25.25

     Merrill Lynch observed that the Solectron share price, on the day prior to the day of the transaction announcement, was within the range of the implied equity value per share of Solectron common stock as determined by the discounted cash flow analysis.

RELATIVE VALUATION ANALYSIS

     HISTORICAL EXCHANGE RATIO ANALYSIS. Merrill Lynch reviewed the historical stock prices of Solectron common stock and C-MAC common shares and the implied market exchange ratios determined by dividing the closing price per C-MAC common share by the price per share of Solectron common stock. The implied exchange ratios for the various periods prior to announcement on August 9, 2001 are summarized in the table below:

PERIOD                                                        LOW       HIGH
------                                                       ------    ------
12 Months..................................................  0.7810x   1.8058x
6 Months...................................................  0.7810x   1.7260x
3 Months...................................................  1.1938x   1.7260x
1 Month....................................................  1.2507x   1.7260x

     Merrill Lynch observed that the offer exchange ratio of 1.755 shares of Solectron common stock per C-MAC common share was in the range of the historical market exchange ratios determined by dividing the price per C-MAC common share by the price per share of Solectron common stock for the twelve month period, and exceeded the historical exchange ratio for six, three and one month periods.

     RELATIVE COMPARABLE COMPANY ANALYSIS. Merrill Lynch, utilizing the comparable public trading multiples analyses (as described herein) calculated the implied exchange ratio by the division of the implied equity value per common share of C-MAC by the equity value per share of Solectron common stock. Based upon this analysis, Merrill Lynch calculated the following implied exchange ratio range:

                                                              LOW       HIGH
                                                             ------    ------
Relative Public Comparables Exchange Ratio.................  1.0279x   2.4800x

     Merrill Lynch observed that the offer exchange ratio of 1.755 shares of Solectron common stock per C-MAC common share was in the range of the relative public comparables exchange ratios.

     RELATIVE DISCOUNTED CASH FLOW ANALYSIS. Merrill Lynch, utilizing the standalone discounted cash flow analyses (as described herein) calculated the implied exchange ratio by the division of the discounted cash flow equity value per common share of C-MAC by the discounted cash flow equity value per share of Solectron common stock. Based upon this analysis, Merrill Lynch calculated the following implied exchange ratio range:

                                                              LOW       HIGH
                                                             ------    ------
Relative Discounted Cash Flow Analysis Exchange Ratio......  0.9576x   3.2079x

     Merrill Lynch observed that the offer exchange ratio was in the range of the relative discounted cash flow exchange ratios.

OTHER ITEMS

     The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Merrill Lynch, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering Merrill Lynch's opinion. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create a misleading view of the analyses underlying Merrill Lynch's opinion.

     Solectron retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the proposed Solectron/C-MAC transaction. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes and has substantial experience in transactions similar to the proposed Solectron/C-MAC transaction.

     Under the terms of the engagement letter between Merrill Lynch and Solectron, Merrill Lynch provided financial advisory services and the financial fairness opinion in connection with the transaction, and Solectron agreed to pay Merrill Lynch a customary fee, a significant portion of which is contingent upon consummation of the transaction. In addition, Solectron has agreed to indemnify Merrill Lynch and its affiliates, their respective directors, officers, agents, employees and controlling persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Merrill Lynch's engagement.

     In the ordinary course of its business, Merrill Lynch may actively trade in the securities of Solectron and C-MAC, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

RECOMMENDATION OF C-MAC'S BOARD OF DIRECTORS

     THE C-MAC BOARD OF DIRECTORS BELIEVES THAT THE TERMS OF THE ARRANGEMENT ARE FAIR TO C-MAC'S SECURITYHOLDERS AND IN THE BEST INTERESTS OF C-MAC AND ITS SHAREHOLDERS. ACCORDINGLY, THE C-MAC BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT AND RECOMMENDS THAT C-MAC'S SECURITYHOLDERS VOTE FOR THE C-MAC ARRANGEMENT RESOLUTION.

     Each of the directors of C-MAC has advised C-MAC that he or she will vote the C-MAC common shares and/or options to purchase C-MAC common shares held by him or her, directly or indirectly, in favor of the C-MAC arrangement resolution approving the arrangement.

     In approving the combination agreement, the C-MAC board of directors considered a number of factors, including:

     - the fairness opinion of C-MAC's financial advisor, Banc of America Securities to the effect that, as of August 8, 2001, the 1.755 exchange ratio was fair, from a financial point of view, to C-MAC shareholders;

     - historical information concerning the businesses, prospects, financial performance and condition, operations, technology, management and competitive position of C-MAC and Solectron and industry trends;

     - the anticipated financial condition, results of operations and businesses of C-MAC and Solectron after giving effect to the transaction;

     - current financial market conditions and historical market prices, volatility and trading information with respect to C-MAC common shares;

     - the possible effect of the transaction on C-MAC's employees, customers and current facilities;

     - the opportunity afforded by the transaction for C-MAC to combine its operations with the operations of Solectron to become part of an entity with greater financial and business resources than C-MAC alone, which should enhance the competitive position of the combined businesses and increase its ability to create value;

     - the current industry and market trends affecting C-MAC, including with respect to OEM outsourcing opportunities;

     - the risks and the potential rewards associated with, as an alternative to the transaction, continuing to execute C-MAC's strategic plan as an independent entity operating in a highly competitive environment;

     - the fact that C-MAC shareholders will receive shares of Solectron common stock that are more liquid than their C-MAC common shares under the transaction, given the larger market capitalization and liquidity of Solectron common stock;

     - the historical trading prices of the Solectron common stock and the C-MAC common shares;

     - the structure of the transaction which effectively permits Canadian resident C-MAC shareholders to receive exchangeable shares (and certain ancillary rights), generally (upon filing the required tax election) without realizing a gain for Canadian federal income tax purposes at the time of the arrangement and permits C-MAC shareholders that are registered pension plans or trusts governed by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans governed by Canadian law to hold such exchangeable shares without regard to limitations on holding foreign property;

     - the terms and conditions of the combination agreement generally, including the amount of and the circumstances in which the C-MAC termination fee is payable, and the fact that the terms of the combination agreement do not prevent C-MAC from accepting a superior proposal;

     - the report of the ad hoc committee, as described below; and

     - other factors that the C-MAC board of directors deemed relevant in order to make its decision.

     In considering the transaction, the C-MAC board of directors recognized that there were certain risks associated with the transaction, including the risks that the potential benefits set forth above may not be realized and that there may be higher than anticipated costs associated with realizing such benefits. The C-MAC board of directors also considered the factors set forth in this document under the heading "Risk Factors".

     The foregoing discussion of the information and factors considered by C-MAC's board of directors, while not exhaustive, includes the material factors considered by the C-MAC board of directors. In view of the variety of factors considered in connection with its evaluation of the transaction, C-MAC's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have given different weights to different factors.

CONCLUSION OF THE AD HOC COMMITTEE OF C-MAC'S BOARD OF DIRECTORS

     The ad hoc committee of the board of directors of C-MAC, after an extensive review and thorough discussion of a number of facts and issues, as set out under "The Transaction -- Background of the Transaction" concluded unanimously on August 7, 2001 that it was appropriate for the board of directors of C-MAC to rely, when delivered, on the fairness opinion of Banc of America Securities for purposes of evaluating the fairness from a financial point of view of the exchange ratio to C-MAC shareholders. It was also agreed by the members of the ad hoc committee that, notwithstanding the scope of the mandate of the ad hoc committee, their respective individual opinions that the proposed arrangement was fair, from a financial point of view, to the shareholders of C-MAC and was in C-MAC's best interest would be communicated to the board of directors of C-MAC.

     In arriving at its conclusion, the ad hoc committee considered the advice of its legal and financial advisors and had discussions with the management of C-MAC and representatives of Banc of America Securities and C-MAC's legal advisors. In particular, the ad hoc committee report indicates that they considered the following items:

     - the fairness opinion to be delivered by Banc of America Securities to the effect that on the date of such opinion, the exchange ratio pursuant to the proposed arrangement is fair, from a financial point of view, to the shareholders of C-MAC;

     - the report of RBC Dominion Securities to the ad hoc committee that, in its view, (a) the scope of methodologies and analysis undertaken and the assumptions used by Banc of America Securities in preparing its fairness opinion are appropriate in the circumstances of the proposed arrangement and its conclusions therein are reasonable; (b) it is appropriate for the ad hoc committee to recommend to the board of directors of C-MAC that it may rely on the advice provided by Banc of America Securities as to the fairness of the exchange ratio to C-MAC's shareholders from a financial point of view, subject to consideration by the members of each of the ad hoc committee and the board of directors of C-MAC of their respective duties and the relevant information that is or may be available to them; and (c) the proposed arrangement has merit to C-MAC's shareholders and the board of directors should take the normal steps necessary to make it available to the C-MAC shareholders for their consideration;

     - the fact that no realistic alternative transaction has been presented to the senior management or the board of directors of C-MAC during the preceding several months;

     - the current economic, industry and market trends affecting C-MAC, including trends which favour the concentration of business in the hands of a small number of large suppliers of electronic manufacturing services to the original equipment manufacturing market;

     - the level of diversification to C-MAC's customer base that Solectron would bring;

     - the fact that Solectron will, after the proposed arrangement, be a stronger corporation with the addition of C-MAC's senior management, expertise and selective vertical integration strategy, as well as the fact that there seems to be a reasonable prospect that the views of C-MAC's senior management would command attention in the combined companies;

     - the fact that the shareholders of C-MAC will receive highly liquid shares of Solectron common stock in consideration for their C-MAC common shares under the transaction given Solectron's relatively large float and trading volume;

     - the ability of the shareholders of C-MAC to continue to participate in future earnings and growth of Solectron after completion of the proposed arrangement through their ownership of shares of Solectron common stock or exchangeable shares of Exchangeco;

     - the fact that the proposed arrangement may, for certain Canadian resident C-MAC shareholders, be a tax deferred transaction for Canadian federal income tax purposes;

     - the terms and conditions of the proposed arrangement and the other provisions included in the combination agreement;

     - the terms of the combination agreement, which should not preclude a third party from submitting an unsolicited superior proposal;

     - the approval process for the proposed arrangement, including the requirement for necessary approvals by the securityholders of C-MAC and the requirement for the Superior Court of Quebec to approve the proposed arrangement and to issue a final order in connection therewith; and

     - the ad hoc committee's view that the proposed arrangement represents a better strategic opportunity for C-MAC than trying to continue on independently.

     In reaching its conclusion, the ad hoc committee did not find it practical to and did not assign any relative or specific weights to the foregoing factors which were considered, and individual members of the ad hoc committee may have given differing weights to different factors.

OPINION OF C-MAC'S FINANCIAL ADVISOR

     C-MAC retained Banc of America Securities to act as its financial advisor in connection with a proposed transaction involving business opportunities acceptable to C-MAC whereby C-MAC may be combined with Solectron. Banc of America Securities is a nationally recognized investment banking firm in Canada and the United States. Banc of America Securities is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. C-MAC selected Banc of America Securities to act as its financial advisor on the basis of Banc of America Securities' experience and expertise in transactions similar to the arrangement, its reputation in the electronics manufacturing services industry and investment community and its historical investment banking relationship with C-MAC.

     On August 8, 2001, Banc of America Securities delivered its written opinion to C-MAC's board of directors, based upon and subject to the various assumptions and limitations set forth therein, that the exchange ratio under the combination agreement was fair from a financial point of view to C-MAC's shareholders as of that date. The exchange ratio was determined by negotiations between C-MAC and Solectron and was not based on recommendations from Banc of America Securities.

     THE FULL TEXT OF BANC OF AMERICA SECURITIES' WRITTEN OPINION TO C-MAC'S BOARD OF DIRECTORS IS ATTACHED TO THIS DOCUMENT AS ANNEX H, WHICH IS INCORPORATED INTO THIS DOCUMENT IN ITS ENTIRETY. YOU SHOULD READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS DOCUMENT. HOWEVER, THE FOLLOWING SUMMARY OF BANC OF AMERICA SECURITIES' OPINION HAS ALSO BEEN INCLUDED, WHICH IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     BANC OF AMERICA SECURITIES' OPINION IS DIRECTED TO C-MAC'S BOARD OF DIRECTORS. IT DOES NOT CONSTITUTE A RECOMMENDATION TO SECURITYHOLDERS OF C-MAC ON HOW TO VOTE WITH RESPECT TO THE C-MAC ARRANGEMENT RESOLUTION. THE OPINION ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO C-MAC'S SHAREHOLDERS AS OF THE DATE OF THE OPINION. THE OPINION DOES NOT ADDRESS THE RELATIVE MERITS OF THE ARRANGEMENT OR ANY ALTERNATIVES TO THE ARRANGEMENT, THE UNDERLYING DECISION OF C-MAC'S BOARD OF DIRECTORS TO PROCEED WITH OR EFFECT THE ARRANGEMENT OR ANY OTHER ASPECT OF THE ARRANGEMENT. IN FURNISHING ITS OPINION, BANC OF AMERICA SECURITIES DID NOT ADMIT THAT IT IS AN EXPERT WITHIN THE MEANING OF THE TERM "EXPERT" AS USED IN THE UNITED STATES SECURITIES ACT OF 1933, NOR DID IT ADMIT THAT ITS OPINION CONSTITUTES A REPORT OR VALUATION WITHIN THE MEANING OF THE SECURITIES ACT. STATEMENTS TO THAT EFFECT ARE INCLUDED IN THE BANC OF AMERICA SECURITIES OPINION.

     For the purposes of its opinion, Banc of America Securities:

     - reviewed publicly available financial statements and other business and financial information of C-MAC and Solectron;

     - reviewed selected internal financial statements and other financial and operating data concerning C-MAC and Solectron;

     - analyzed financial forecasts, reports and other information regarding C-MAC and Solectron published by research analysts from selected investment banking firms and discussed this information with representatives of management of C-MAC and Solectron;

     - participated in meetings and discussions with representatives of the management of C-MAC and Solectron to discuss the business, operations, historical financial data and certain other financial and operating data of the respective companies;

     - reviewed and discussed with senior executives of C-MAC and Solectron information relating to strategic, financial and operational benefits anticipated (including the costs required to achieve the anticipated benefits) from the arrangement, prepared by management of C-MAC and Solectron;

     - considered the possible accretion and dilution effects that the transaction would have on the forward cash earnings per share of Solectron based on average projections by research analysts from selected investment banking firms;

     - reviewed the reported prices and trading history for C-MAC common shares and shares of Solectron common stock as compared to the reported prices and histories of other comparable companies Banc of America Securities deemed relevant;

     - compared the financial performance of C-MAC and Solectron with that of certain other publicly traded companies Banc of America Securities deemed relevant;

     - compared each of C-MAC and Solectron as stand alone entities from a financial point of view with selected public companies Banc of America Securities deemed relevant;

     - compared financial terms of the arrangement to corresponding financial terms, to the extent publicly available, of selected recent business combination transactions Banc of America Securities deemed relevant, including the "sunset clauses" attaching to the mandatory conversion of the exchangeable shares;

     - considered the excess in purchase price (including that derived from exchange ratios) over the stock price of companies from transactions that Banc of America Securities deemed relevant, in whole or in part, to the contemplated transaction;

     - considered the contribution of several income statement items by C-MAC and Solectron on a percentage basis in comparison to the percentage ownership by each company's respective shareholders of the combined company;

     - participated in discussions and negotiations among representatives of C-MAC and Solectron and their financial and legal advisors;

     - reviewed the August 8, 2001 draft of the combination agreement and related documents;

     - considered the general tax treatment which will be afforded C-MAC shareholders who are resident in Canada or the United States under the combination agreement, as described to Banc of America Securities by C-MAC's and Solectron's tax advisors; and

     - performed such other financial studies, analyses and investigations and considered such other factors as Banc of America Securities deemed relevant.

     Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by Banc of America Securities for the purposes of its opinion. Banc of America Securities also made the following assumptions with the consent of C-MAC's board of directors:

     - with respect to the financial and other information, including financial forecasts published by research analysts from selected investment banking firms and information relating to strategic, financial and operational benefits anticipated from the arrangement, that they were reasonably prepared on bases reflecting the best available estimates at the time of their preparation and good faith judgments of the future financial performance of C-MAC and Solectron;

     - that the arrangement will be consummated as contemplated in the August 8, 2001 draft of the combination agreement, with full satisfaction of all covenants and conditions and without any waivers; and

     - that the rights, terms and other privileges of the exchangeable shares are equivalent in all material respects to those of Solectron common stock.

     Banc of America Securities relied upon, without any independent verification, the assessment by the management of C-MAC and Solectron of their respective technology, products and services, and the integration of C-MAC's technology, products and services with Solectron's technology, products and services and the timing of introduction of future products incorporating such technology, products and services and C-MAC's ability to retain key managers.

     C-MAC and Solectron do not publicly disclose internal management forecasts of the type provided to Banc of America Securities by the management of C-MAC and Solectron in connection with Banc of America Securities' review of the arrangement. The forecasts were not prepared with a view toward public disclosure. In addition, the forecasts were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from the results set forth in the forecasts. Banc of America Securities has assumed no liability for the forecasts.

     For purposes of its opinion, Banc of America Securities did not make any independent valuation or appraisal of any of the assets or liabilities of C-MAC, nor did Banc of America Securities receive any such appraisals. In addition, Banc of America Securities was not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of C-MAC or any other alternative transaction. Consequently, no opinion is expressed as to whether any alternative transaction might produce consideration for C-MAC's shareholders in an amount in excess of that contemplated in the combination agreement.

     Banc of America Securities' opinion was based on economic, market and other conditions as they existed on the date of its opinion and on information made available to it as of the date of its opinion. According to the terms of its engagement by C-MAC, Banc of America Securities has no obligation to update, revise or reaffirm its opinion to take into account events occurring after the date that its opinion was delivered to C-MAC's board of directors. As a result, circumstances could develop after the date of its opinion and prior to consummation of the arrangement that, if known at the time Banc of America Securities rendered its opinion, would have altered such opinion.

     The following represents a brief summary of the material financial analyses performed by Banc of America Securities in connection with providing its opinion to C-MAC's board of directors. Some of the summaries of financial analyses performed by Banc of America Securities include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

VALUATION ANALYSES REGARDING C-MAC

     All references to C-MAC's share prices are expressed in U.S. dollars and are as quoted on the New York Stock Exchange.

     COMPARABLE COMPANY ANALYSIS. Based on public and other available information, Banc of America Securities calculated the multiples of enterprise value to calendar year 2002 projected net sales and equity value to calendar year 2002 projected cash net income for five companies in the electronics manufacturing services industry in addition to Solectron that Banc of America Securities deemed to be comparable to C-MAC.

     Banc of America Securities defined enterprise value to mean:

     - equity value, defined as the product of the number of shares of common stock outstanding for a company multiplied by its stock price; plus

     - outstanding funded debt and minority interest; less

     - cash and cash equivalents.

     The following table sets forth multiples indicated by this analysis for these five companies:

                                             RANGE OF MULTIPLES    MEDIAN    MEAN
                                             ------------------    ------    ----
ENTERPRISE VALUE TO:
CY2002 net sales...........................    0.72x to 1.95x       0.91x    1.11x
EQUITY VALUE TO:
CY2002 cash net income.....................    22.1x to 29.7x       26.0x    26.3x

     The comparable company analysis compared C-MAC to selected companies in the electronics manufacturing services industry on the basis that the selected companies were deemed to be the most relevant given the factors set forth above. Consequently, Banc of America Securities did not include every company that could be deemed to be a participant in the same industry.

     Based on the foregoing and other factors that Banc of America Securities deemed to be relevant, Banc of America Securities concluded that appropriate reference ranges for C-MAC would be an enterprise value to calendar year 2002 projected net sales multiple of 0.8x to 1.0x and an equity value to calendar year 2002 projected cash net income multiple of 24.0x to 30.0x.

     Banc of America Securities noted that the enterprise value implied by the arrangement resulted in an enterprise value to calendar year 2002 projected net sales multiple of 1.29x, and the equity value implied by the arrangement resulted in an equity value to calendar year 2002 projected cash net income multiple of 24.9x.

     No company used in the comparable company analysis is identical to C-MAC. Accordingly, an analysis of the foregoing results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which C-MAC is being compared.

     COMPARABLE TRANSACTIONS ANALYSIS. Based on public and other available information, Banc of America Securities calculated the multiples of enterprise value to the latest twelve months net sales and equity value to the latest twelve months cash net income for the acquired company implied in 16 selected acquisitions of electronics manufacturing services companies that have been announced since January 1, 1998.

     The following table sets forth the multiples indicated by this analysis for these 16 acquisitions:

                                             RANGE OF MULTIPLES    MEDIAN    MEAN
                                             ------------------    ------    ----
ENTERPRISE VALUE TO:
Latest twelve months net sales.............     0.27x to 2.54x      1.09x    1.24x
EQUITY VALUE TO:
Latest twelve months cash net income.......      8.4x to 45.6x      21.7x    26.0x

     The comparable transactions analysis compared the arrangement to selected acquisitions of electronics manufacturing services companies on the basis that the selected transactions were deemed to be the most relevant given the factors set forth above. Consequently, Banc of America Securities did not include every transaction that could be deemed to have occurred in the relevant industries.

     Based on the foregoing and other factors that Banc of America Securities deemed to be relevant, Banc of America Securities concluded that appropriate reference ranges for C-MAC would be an enterprise value to latest twelve months net sales multiple of 1.0x to 1.5x and an equity value to latest twelve months cash net income multiple of 20.0x to 30.0x.

     Banc of America Securities noted that the enterprise value implied by the arrangement resulted in an enterprise value to latest twelve months net sales multiple of 1.35x and the equity value implied by the arrangement resulted in an equity value to latest twelve months cash net income multiple of 23.7x. The latest twelve months financial information for C-MAC was calculated as of June 30, 2001.

     No transaction used in the comparable transaction analysis is identical to the arrangement. Accordingly, an analysis of the foregoing results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in the business and operations of the companies being acquired and other factors that could affect the multiples paid in the transactions to which the arrangement is being compared.

     PREMIUMS PAID ANALYSIS. Based on public and other available information, Banc of America Securities reviewed the prices paid or offered in two categories of transactions with values over $1 billion and calculated the premiums of the aforementioned prices over the stock prices one day and one month prior to announcement for the companies in question. The two categories consisted of (a) stock-for-stock merger and acquisition transactions announced since January 1, 1995, January 1, 2000 and July 1, 2000; and (b) selected technology merger and acquisition transactions announced since January 1, 2000 and July 1, 2000.

     This analysis indicated the following median and mean premiums:

                                                             PREMIUM ONE DAY      PREMIUM ONE
                                                                  BEFORE          MONTH BEFORE
                                                               ANNOUNCEMENT       ANNOUNCEMENT
                                                             ----------------    --------------
                                                             MEDIAN     MEAN     MEDIAN    MEAN
                                                             -------    -----    ------    ----
STOCK-FOR-STOCK TRANSACTIONS:
Since January 1, 1995......................................   24.7%     32.1%     34.7%    44.2%
Since January 1, 2000......................................   25.2%     33.4%     42.7%    47.0%
Since July 1, 2000.........................................   22.4%     29.9%     36.1%    39.5%
SELECTED TECHNOLOGY TRANSACTIONS:
Since January 1, 2000......................................   35.7%     39.7%     53.0%    59.0%
Since July 1, 2000.........................................   34.9%     39.4%     53.0%    57.0%

     The premiums paid analysis compared the arrangement to selected stock-for-stock transactions and technology transactions on the basis that the selected transactions were deemed to be the most relevant given the factors set forth above. Consequently, Banc of America Securities did not include every transaction that could be deemed to have occurred in the relevant industries.

     Based on the foregoing and other factors that Banc of America Securities deemed to be relevant, Banc of America Securities concluded that appropriate reference ranges for C-MAC would be 20.0% to 40.0% over the share price one day prior and 30.0% to 55.0% over the one month prior share price.

     Banc of America Securities noted that the per share value of the Solectron common stock consideration to be received by C-MAC shareholders in connection with the arrangement resulted in a premium of 33.2% over C-MAC's closing share price on August 8, 2001 and a premium of 31.3% over C-MAC's one month prior share price.

     No transaction used in the premiums paid analysis is identical to the arrangement. Accordingly, an analysis of the foregoing results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in the business and operations of the companies being acquired and other factors that could affect the premiums paid in the transactions to which the arrangement is being compared.

     EXCHANGE RATIO PREMIUMS ANALYSIS. Based on public and other available information, Banc of America Securities reviewed the exchange ratios in selected electronics manufacturing services stock-for-stock transactions and calculated the premiums of the aforementioned exchange ratios over the one day, one month average and three month average exchange ratios of the companies in question.

     This analysis indicated the following premiums:

                                                PREMIUM TO HISTORICAL EXCHANGE RATIO
                                               --------------------------------------
PERIOD PRIOR TO ANNOUNCEMENT                    LOW       HIGH      MEDIAN      MEAN
----------------------------                   ------    ------    --------    ------
One Day......................................    6.3%     72.7%      27.3%      34.6%
One Month Average............................   12.9%     86.7%      43.0%      48.6%
Three Month Average..........................   13.6%     84.0%      54.5%      49.1%

     The exchange ratio premiums analysis compared the arrangement to selected electronics manufacturing services transactions on the basis that the selected transactions were deemed to be the most relevant given the factors set forth above. Consequently, Banc of America Securities did not include every transaction that could be deemed to have occurred in the relevant industries.

     Based on the foregoing and other factors that Banc of America Securities deemed to be relevant, Banc of America Securities concluded that appropriate reference ranges for C-MAC would be 20.0% to 30.0% over the exchange ratio one day prior, 28.0% to 45.0% over the one month average exchange ratio and 30.0% to 55.0% over the three month average exchange ratio.

     Banc of America Securities noted that the 1.755 exchange ratio implied by the stock consideration to be received by C-MAC shareholders in connection with the arrangement resulted in a premium of 33.2%, 23.1% and 27.4% over the one day, one month average and three month average exchange ratio, respectively, based on C-MAC's closing share price on August 8, 2001.

     No transaction used in the exchange ratio premiums analysis is identical to the arrangement. Accordingly, an analysis of the foregoing results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in the business and operations of the companies being acquired and other factors that could affect the exchange ratio premiums in the transactions to which the arrangement is being compared.

     EXCHANGE RATIO ANALYSIS. Banc of America Securities reviewed the historical ratio of the closing price per C-MAC common share to that of the price per share of Solectron common stock for several time periods during the one-year period from August 9, 2000 through August 8, 2001. During this period, the historical exchange ratio calculated on a daily basis ranged from a low of 0.78x on March 13, 2001 to a high of 1.81x on December 18, 2000.

     This analysis indicated the following exchange ratios for the selected time periods shown since August 9, 2000:

                                                                   MEAN
PERIOD PRIOR TO AUGUST 9, 2001                                EXCHANGE RATIO
------------------------------                                --------------
One Day.....................................................      1.318x
1 Month Average.............................................      1.425x
3 Month Average.............................................      1.377x
6 Month Average.............................................      1.238x
Average Since August 9, 2000................................      1.323x

     Banc of America Securities noted that the exchange ratio offered in the arrangement was 1.755x which compared favorably to the exchange ratios for each period reviewed and that the exchange ratio offered in the arrangement was greater than the historical exchange ratio between C-MAC and Solectron for all but two days since C-MAC's U.S. listing on the New York Stock Exchange on August 9, 2000.

     CONTRIBUTION ANALYSIS. Banc of America Securities used the estimates for C-MAC and Solectron prepared by research analysts from selected investment banking firms to review the estimated contribution of each company to certain pro forma operating statistics for estimated calendar years 2001 and 2002. This analysis did not take into account any potential synergies resulting from the arrangement and was performed as if the transaction were consummated at the beginning of each calendar year.

     This analysis indicated the following contribution percentages:

                                                ON AN ESTIMATED    ON AN ESTIMATED
                                                 CALENDAR YEAR      CALENDAR YEAR
C-MAC'S CONTRIBUTION TO:                          2001 BASIS         2002 BASIS
------------------------                        ---------------    ---------------
Net Sales.....................................       10.4%              10.8%
Gross Profit..................................       19.6%              19.9%
EBITA.........................................       21.7%              21.0%
EBIT..........................................       27.5%              25.5%
Cash Net Income (before adjusting for LYONs
  add-back)...................................       18.2%              19.2%
Cash Net Income (after adjusting for LYONs
  add-back)...................................       15.2%              16.4%

     Banc of America Securities then compared the contributions to the pro forma share ownership of the combined company to be owned by each company's shareholders, assuming the arrangement was consummated under the terms of the August 8, 2001 draft combination agreement. On a pro forma basis, C-MAC shareholders would own approximately 18.8% of the combined company on a fully diluted basis before adjusting for the effect of the additional shares issuable on account of the conversion of Solectron's outstanding LYONs and approximately 16.8% of the combined company on a fully diluted basis after adjusting for the effect of the additional shares issuable on account of the conversion of Solectron's outstanding LYONs.

     ACCRETION/DILUTION ANALYSIS. Banc of America Securities used the estimates for C-MAC and Solectron prepared by research analysts from selected investment banking firms to calculate the pro forma effects of the arrangement, including a comparison of estimated earnings per share on a stand alone basis for Solectron to the estimated earnings per share of the combined company, for Solectron's fiscal year ending August 31, 2002.

     Banc of America Securities noted that, assuming completion of the arrangement under the terms of the August 8, 2001 draft of the combination agreement and without taking into account any potential synergies resulting from the transaction, the dilution to Solectron's fiscal year 2002 earnings per share would be (0.9)% and that $7.3 million of pre-tax synergies would need to be realized in fiscal year 2002 for the transaction to be non-dilutive.

     HISTORICAL STOCK PRICE ANALYSIS. Banc of America Securities reviewed the performance of the per share market price and trading volume of C-MAC common shares for the period between August 9, 2000 through August 8, 2001 based on the U.S. listing on the New York Stock Exchange. The analysis indicated that the closing market price per C-MAC common share during this period ranged from $18.01 to $74.69.

     Banc of America Securities also reviewed the average closing price for C-MAC common shares over a number of periods:

                                                          AVERAGE CLOSING PRICE PER
PERIOD PRIOR TO AUGUST 9, 2001                               C-MAC COMMON SHARE
------------------------------                            -------------------------
1 week..................................................           $23.12
1 month.................................................           $23.59
3 months................................................           $26.89
6 months................................................           $26.94

     Banc of America Securities noted that the equity value per share to C-MAC shareholders based on the terms of the arrangement and the closing price of shares of Solectron common stock on August 8, 2001 was $30.19, which compared favorably to the average closing price of C-MAC common shares for each period reviewed.

     The discussion above is merely a summary of the analyses and examinations that Banc of America Securities considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Banc of America Securities. The preparation of a fairness opinion is not susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses and the summary above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to C-MAC's board of directors. Banc of America Securities did not assign any specific weight to any of the analyses described above. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Banc of America Securities' view of the actual value of C-MAC.

     In performing its analyses, Banc of America Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of C-MAC and Solectron. The analyses performed by Banc of America Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of Banc of America Securities' analysis of the fairness of the exchange ratio from a financial point of view to shareholders of C-MAC and were provided to C-MAC's board of directors in connection with the delivery of Banc of America Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future.

     As described above, Banc of America Securities' opinion and presentation to C-MAC's board of directors were among the many factors taken into consideration by C-MAC's board of directors in making its determination to approve, and to recommend that C-MAC's securityholders approve, the combination agreement.

     C-MAC agreed to pay Banc of America Securities as compensation for its services under this engagement a customary fee, a significant portion of which is contingent upon consummation of the transaction. C-MAC's board of directors was aware of this fee structure and took it into account in considering Banc of America Securities' fairness opinion and in approving the arrangement. The engagement letter calls for C-MAC to reimburse Banc of America Securities for its reasonable out-of-pocket expenses, and C-MAC has agreed to indemnify Banc of America Securities, its controlling persons, and their respective directors, officers, employees, agents, affiliates and representatives against particular liabilities, including liabilities under the United States federal securities laws.

     In the past, Banc of America Securities or its affiliates have provided financial advisory and financing services for C-MAC and Solectron and have received fees for the rendering of these services, and there is presently debt outstanding from C-MAC and Solectron to one or more of such affiliates. In the ordinary course of their businesses, Banc of America Securities and its affiliates may actively trade the debt and equity securities of C-MAC and Solectron for their own account or for the accounts of customers. Accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in those securities.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the recommendation of C-MAC's board of directors with respect to the transaction, you should be aware that some of the directors and executive officers of C-MAC have interests in the transaction and participate in arrangements that may present them with actual or potential conflicts of interest in connection with the transaction. The C-MAC board of directors was aware of these interests and considered them, among other matters, when it approved the arrangement. These interests include the following:

     - as of the close of business on October 19, 2001, directors and officers of C-MAC (and their respective affiliates) collectively owned or exercised control over approximately 9.32% of the outstanding C-MAC common shares entitled to vote at the special meeting. This does not include 1,579,000 C-MAC common shares underlying presently exercisable options which these directors and officers beneficially own. If all of these stock options had been exercised prior to October 19, 2001, the directors and officers of C-MAC (and their respective affiliates) would collectively own or exercise control over approximately 10.78% of the outstanding C-MAC securities entitled to vote at the C-MAC special meeting;

     - C-MAC has purchased directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of C-MAC incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with the view to the best interests of C-MAC;

     - officers and directors of C-MAC are indemnified by C-MAC to the fullest extent permitted by the Canada Business Corporations Act;

     - each of Dennis Wood, Brian Antell, Anthony Byk, Frederik Rollinson, Claude Michaud, John Naismith, Suzanne Gunther, Peter Kielstra, Donna Pasteris, Roch Asselin, and Denis Marchand have entered into letter agreements with C-MAC providing for benefits to be paid upon termination of employment, including for good reason but excluding for cause, generally within 12 months following a change of control in C-MAC (which includes the arrangement). For all the above persons except for Mr. Wood, the agreements generally provide for a lump sum payment to be made equal to 24 months of salary and bonus. The agreement entered with Mr. Wood generally provides for a lump sum payment to be made equal to 36 months of Mr. Wood's salary and bonus. In addition, the vesting schedule of options granted to these persons may be accelerated in certain circumstances, including in the event of termination without cause following completion of the arrangement;

     - following the effective time of the arrangement, Dennis Wood, Chairman, President and Chief Executive Officer of C-MAC, and C. Wesley M. Scott, both current directors of C-MAC, will become members of the board of directors of Solectron. At that time, two of the eleven members of Solectron's board of directors will consist of former C-MAC directors;

     - the combination agreement provides that all rights to indemnification for officers and directors of C-MAC as provided in the articles of incorporation of C-MAC, the bylaws of C-MAC or the articles and bylaws of any successor of C-MAC, in effect on the effective date of the arrangement, will survive the arrangement for a period not less than six years from the effective date of the arrangement, and Solectron will assume, effective upon consummation of the arrangement, all such liability in respect of these matters arising prior to the effective date of the arrangement. The combination agreement also provides that, for not less than six years from the effective date of the arrangement, Solectron will maintain in effect coverage equivalent to that in effect under current policies of the directors and officers liability insurance and fiduciary liability insurance maintained by C-MAC on terms comparable to those applicable to the current directors and officers of C-MAC, provided that in no event will Solectron or a successor of C-MAC be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by C-MAC for such insurance; and

     - Jean Pierre Ouellet, a director of C-MAC, is Vice Chairman of RBC Dominion Securities Inc., which was retained as financial advisor to the ad hoc committee of C-MAC's board of directors and to render other services to C-MAC in connection with the transaction.

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE TRANSACTION

     Under the Canada Business Corporations Act, the arrangement requires court approval. Prior to the mailing of this document, C-MAC obtained an interim order from the Superior Court of Justice (Quebec) providing for the calling and holding of the C-MAC special meeting and other procedural matters. A copy of each of the interim order and the notice of application for a final order is attached hereto as Annex B.

     Subject to the approval of the C-MAC arrangement resolution by the C-MAC shareholders and optionholders at the C-MAC special meeting and the approval of the Solectron share issuance by the Solectron stockholders at the Solectron special meeting, the hearing in respect of a final order is expected to take place on or about, November 29, 2001 at 9:00 a.m. (Montreal time) in room 16.10 at the Montreal courthouse at 1 Notre Dame Street East, Montreal, Quebec.

     Any C-MAC securityholder who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the notice of application for the final order and satisfy any other requirements of the court. The court will consider, among other things, the fairness and reasonableness of the arrangement. The court may approve the arrangement in any manner the court may direct, subject to compliance with such terms and conditions, if any, as the court deems fit.

     Assuming the final order is granted and the other conditions to closing contained in the combination agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously:

     - articles of arrangement for C-MAC will be filed with the director under the Canada Business Corporations Act to give effect to the arrangement;

     - the voting and exchange trust agreement and the exchangeable share support agreement (attached hereto as Annexes E and D, respectively) will be executed and delivered; and

     - the various other documents necessary to consummate the transactions contemplated under the combination agreement will be executed and delivered.

     Subject to the foregoing, it is expected that the effective time of the arrangement will occur as soon as practicable after the requisite C-MAC shareholder and optionholder approval and Solectron stockholder approval have been obtained.

ACCOUNTING TREATMENT

     The transaction will be accounted for by Solectron under the purchase method of accounting as defined by recently issued SFAS No. 141, Business Combinations, which is effective for all business combinations consummated after June 30, 2001. Under the purchase method, the estimated market value of Solectron common stock and the exchangeable shares issued in the transaction, the fair value of the Solectron stock options issued and the amount of Solectron's direct transaction costs will be recorded as the cost of acquiring the business of C-MAC. That cost will be allocated to the individual assets acquired and liabilities assumed, including intangible assets arising due to contractual or legal rights, or capable of being separated, based on their respective fair values. The excess of the purchase cost over the fair value of the net assets will be allocated to goodwill. According to recently issued SFAS No. 142, Goodwill and Other Intangible Assets, which became effective for Solectron on September 1, 2001, goodwill will not be amortized but will be periodically reviewed for impairment. Certain identifiable intangible assets will be amortized over their estimated useful lives. As described in the Solectron unaudited pro forma financial statements, the amount of purchase cost allocated to goodwill is estimated to be approximately $1.83 billion. The preliminary allocation for this transaction does not include any identifiable intangibles. C-MAC's results of operations will be included in Solectron's consolidated results of operations after the completion of the transaction.

STOCK EXCHANGE LISTINGS

     Solectron has agreed, as a condition to closing of the arrangement, to:

     - cause the shares of Solectron common stock to be issued on the arrangement to be approved for listing on the New York Stock Exchange before the completion of the arrangement, subject to official notice of issuance;

     - cause the shares of Solectron common stock to be issued upon exchange of the exchangeable shares and upon exercise of replacement options to purchase Solectron common stock to be approved for listing on the New York Stock Exchange before completion of the arrangement, subject to official notice of issuance; and

     - cause the exchangeable shares of Exchangeco to be issued on the arrangement to be conditionally approved for listing on The Toronto Stock Exchange before the completion of the arrangement, subject to filing of the required documentation.

     The Solectron common stock will be listed on the New York Stock Exchange under the symbol "SLR". Exchangeco has applied to The Toronto Stock Exchange, and has received conditional approval, to list the exchangeable shares, such listing to be effective prior to the effective date of the arrangement. There is no current intention to list the exchangeable shares on any other stock exchange.

ELIGIBILITY FOR INVESTMENT IN CANADA

     Based on legislation in effect on the date of this document, on the date of issue, the exchangeable shares and exchangeable share rights will not be precluded as eligible investments under the following statutes (and, where applicable, the regulations thereunder):

     - Insurance Companies Act (Canada);

     - Pension Benefits Standards Act, 1985 (Canada);

     - Trust and Loan Companies Act (Canada);

     - Loan and Trust Corporations Act (Ontario);

     - Pension Benefits Act (Ontario);

     - An Act respecting insurance (Quebec), for an insurer, as defined therein, constituted under the laws of the Province of Quebec, other than a guarantee fund;

     - An Act respecting trust companies and savings companies (Quebec), for a trust company or savings company, as defined therein, which invests its own funds and funds received as deposits except for a trust company with respect to funds, other than deposits, which it administers for other persons;

     - Supplemental Pension Plans Act (Quebec), for an insured plan as defined therein;

     - Insurance Act (Alberta);

     - Employment Pension Plans Act (Alberta);

     - Loan and Trust Corporations Act (Alberta);

     - The Insurance Act (Manitoba);

     - The Trustee Act (Manitoba);

     - Pension Benefits Act (Manitoba);

     - Financial Institutions Act (British Columbia); and

     - Pension Benefits Standards Act (British Columbia);

subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to above (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals.

     For investment eligibility considerations under the Income Tax Act (Canada) for certain deferred income plans and a discussion of whether the exchangeable shares, exchangeable share rights and ancillary rights are foreign property for purposes of Part XI of the Income Tax Act (Canada), see "Tax Considerations for C-MAC Securityholders -- Canadian Tax Considerations for C-MAC Shareholders -- Eligibility for Investment in Canada".

REGULATORY MATTERS

     Except as described in this document, neither Solectron nor C-MAC is aware of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to completion of the transaction other than compliance with the applicable corporate laws of Delaware and Canada.

  Investment Canada Act

     Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister responsible for the Investment Canada Act is satisfied that the transaction is likely to be of net benefit to Canada. If a transaction is subject to the review requirement, an application for review must be filed with the Investment Review Division of Industry Canada prior to the implementation of the reviewable transaction. The Minister is then required to determine whether the reviewable transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or a longer period, if agreed to by the applicant) to permit completion of the review.

     The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment and utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada's ability to compete in world markets. If the Minister determines that he is not satisfied that a reviewable transaction is likely to be of net benefit to Canada, the reviewable transaction may not be implemented.

     The acquisition of control of C-MAC contemplated by the transaction is a reviewable transaction.

     In order to secure the Minister's approval under the Investment Canada Act, it may be necessary for Solectron to enter into written commitments with respect to such matters as the way in which C-MAC will be integrated with Solectron, employment, capital expenditures, research and development and other matters relating to the impact of the transaction in Canada.

  Hart-Scott-Rodino (U.S.)

     The transaction is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, under which a transaction cannot be completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the waiting periods expire or are terminated. Early termination of the waiting period has been granted.

     However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the transaction on antitrust grounds after termination of the mandatory waiting period. Accordingly, at any time before or after the completion of the transaction, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest. Other persons, including any state or private person, could also take action under applicable antitrust laws, including seeking to enjoin the transaction or seeking divestiture by Solectron or C-MAC. There can be no assurance that a challenge to the transaction will not be made or that, if a challenge is made, Solectron and C-MAC will prevail or would not be required to accept certain conditions, possibly including certain divestitures, in order to consummate the transaction.

  Competition Act

     The Competition Act (Canada) requires the parties to certain proposed merger transactions which exceed specified size thresholds to provide the Commissioner of Competition appointed under the Competition Act with prior notice of and information relating to the transactions and the parties thereto, and to await the expiration of a prescribed "waiting period" prior to completing the transaction. The transaction is a "notifiable transaction" under the Competition Act and its completion is subject to the expiry of the prescribed waiting period and the receipt of a "no action" letter from the Competition Bureau. The prescribed waiting period has now expired and on October 16, 2001 the Competition Bureau issued a "no action" letter, to the effect that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transaction.

     Notwithstanding the issuance of the "no action" letter and the expiry of the prescribed waiting period, the merger provisions of the Competition Act also permit the Commissioner to apply to the Competition Tribunal to seek relief in respect of merger transactions which are likely to prevent or lessen competition substantially. The relief that may be ordered by the Competition Tribunal includes, in the case of a proposed merger transaction, prohibiting completion of the transaction and, in the case of a completed merger, the dissolution of the merger or the divestiture of the assets or shares. Proceedings under the merger provisions of the Competition Act may be instituted for a period of three years after a merger transaction has been substantially completed.

  Additional Regulatory Approvals

     The transaction is also subject to various foreign antitrust laws, some of which, including those of the European Union and Brazil, require us to make filings with foreign antitrust authorities. Solectron and C-MAC will not be permitted to complete the transaction until all waiting periods under applicable foreign antitrust laws have expired or been terminated, and until they have obtained any approvals governmental entities without which the consummation of the arrangement would be prohibited.

RESALE OF EXCHANGEABLE SHARES AND SHARES OF SOLECTRON COMMON STOCK

  United States

     The shares of Solectron common stock to be issued in connection with the transaction have been registered under the United States Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of Solectron common stock issued to any person who is deemed to be an

"affiliate" (as defined in the Securities Act) of C-MAC. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of C-MAC and may include some of the officers and directors of C-MAC, as well as C-MAC's principal shareholders. Affiliates may not sell their shares of Solectron common stock acquired in the transaction except pursuant to:

     - an effective registration statement under the United States Securities Act of 1933 covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the United States Securities Act of 1933; or

     - any other applicable exemption under the United States Securities Act of 1933.

     The exchangeable shares to be issued to C-MAC shareholders in the transaction will not be registered under the United States Securities Act of 1933. Those shares will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts only securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. The Superior Court of Justice (Quebec) is authorized to conduct a hearing to determine the fairness of the terms and conditions of the arrangement, including the proposed issuance of securities in exchange for other outstanding securities. Subject to the approval of C-MAC arrangement resolution by the C-MAC securityholders, a hearing on the fairness of the arrangement will be held on or about November 29, 2001 by the court. See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

     The exchangeable shares to be issued in connection with the transaction will be freely transferable under the Securities Act, except for exchangeable shares issued to any person who is deemed to be an "affiliate" (as defined in the Securities Act) of either Solectron or C-MAC, which will be subject to the same restrictions as shares of Solectron common stock issued to affiliates.

     Solectron will file a post-effective amendment to the registration statement of which this proxy statement/prospectus and circular is a part on Form S-3 with the U.S. Securities and Exchange Commission prior to the effective time of the arrangement to become effective immediately after the effective time of the arrangement which will provide for the free transfer of shares of Solectron common stock issued upon exchange of exchangeable shares. The same restrictions that apply to affiliates of Solectron or C-MAC who receive Solectron common stock or exchangeable shares in the transaction will apply to the shares of Solectron common stock received by affiliates of Solectron or C-MAC on exchange of exchangeable shares.

     C-MAC has agreed to use its reasonable best efforts to cause those persons whom C-MAC reasonably believes may be deemed to be "affiliates" of C-MAC within the meaning of Rule 145 promulgated under the United States Securities Act of 1933 to enter into affiliate agreements with Solectron. Under the terms of the affiliate agreements, Solectron will be entitled to place appropriate legends on the certificates evidencing any Solectron common stock or exchangeable shares to be received by these persons. Additionally, these persons will acknowledge the resale restrictions imposed by Rule 145 under the Securities Act on shares of Solectron common stock and exchangeable shares to be received by them in the transaction and on shares of Solectron common stock to be received upon exchange of exchangeable shares.

  Canada

     Solectron and Exchangeco applied on September 14, 2001 for rulings or orders of certain securities regulatory authorities in Canada to permit the issuance of the exchangeable shares and the Solectron common stock issuable under the arrangement, upon exchange of exchangeable shares and upon exercise of replacement options for C-MAC options. Application has also been made to permit resale of those shares in various jurisdictions without restriction by persons other than a "control person", subject to other customary qualifications for such orders, including that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale, no extraordinary commission or consideration is paid in respect thereof and that any resale of Solectron common stock is made through the facilities of a stock exchange or market outside of Canada. The consummation of the transaction is conditional upon receipt of these rulings or orders.

DELISTING AND DEREGISTRATION OF C-MAC COMMON SHARES AFTER THE TRANSACTION

     When the transaction is completed, C-MAC common shares will be delisted from The Toronto Stock Exchange and the New York Stock Exchange and will be deregistered under the United States Securities Exchange Act of 1934.

ONGOING CANADIAN REPORTING OBLIGATIONS

     Upon completion of the arrangement, C-MAC will be an indirect subsidiary of Solectron. Accordingly, after the effective date of the arrangement, C-MAC will apply to the securities regulatory authorities in Canada to cease to be a reporting issuer, so as to no longer be subject to statutory financial and reporting requirements under securities laws in Canada.

     Upon completion of the arrangement, each of Exchangeco and Solectron may become a reporting issuer in certain of the Canadian provinces. Application has been made for certain exemptions from the Canadian statutory financial and reporting requirements relating to timely disclosure, filing and sending of financial statements, the preparation and sending of management information circulars, the preparation of an annual information form and from the insider trading reporting requirements. The exemptions are expected to be conditional upon Solectron filing with the relevant Canadian securities regulatory authorities copies of all documents required to be filed with the U.S. Securities and Exchange Commission, holders of exchangeable shares receiving all disclosure materials furnished to holders of Solectron common stock under the laws of the United States, including copies of its annual financial statements and all proxy solicitation materials, Solectron complying with the New York Stock Exchange timely disclosure requirements and disseminating relevant press releases in Canada and Exchangeco complying with Canadian timely disclosure requirements in respect of events that would be material to its shareholders but would not be material to holders of Solectron common stock.

     If these exemptions are obtained, after the completion of the arrangement:

     - Holders of exchangeable shares will receive annual financial statements of Solectron prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and any interim financial statements of Solectron prepared in accordance with U.S. GAAP that are provided to holders of Solectron common stock, in lieu of financial statements of Exchangeco;

     - Exchangeco and Solectron will be exempt from certain Canadian disclosure and reporting requirements applicable to a reporting issuer; and

     - Subject to certain exemptions, statutory insiders of Exchangeco will be exempt from insider trading reporting requirements with respect to shares of Exchangeco.

TREATMENT OF STOCK OPTIONS

     On October 19, 2001, there were outstanding options to purchase C-MAC common shares which, when vested, would be exercisable to acquire a total of approximately 2,943,911 C-MAC common shares at prices between Cdn$2.63 to Cdn.$109.75 with various expiration dates to 2010.

     At the effective time of the arrangement, each C-MAC option will be exchanged for an option to purchase Solectron common stock. Each replacement option will constitute an option to purchase a number of shares of Solectron common stock equal to the product of the exchange ratio (1.755), and the number of C-MAC common shares subject to that C-MAC option. Each replacement option will provide for an exercise price per share of Solectron common stock equal to the exercise price per share of the C-MAC option immediately prior to the effective time of the arrangement divided by 1.755. If the foregoing calculation results in a holder's replacement options being exercisable for a number of shares of Solectron common stock that includes a fraction of a share of Solectron common stock, then the total number of shares of Solectron common stock subject to a particular holder's total replacement options shall be rounded down to the next whole number of shares of Solectron common stock and the total exercise price for the replacement options will be reduced by the exercise price of the fractional share of Solectron common stock. Except as noted under "The Transaction -- Interests of Certain Persons in the Transaction", the term to expiration, conditions to and manner of exercising and all other terms and conditions of replacement options will otherwise be unchanged from those of the C-MAC options for which they were exchanged. Any document or agreement previously evidencing C-MAC options shall thereafter evidence and be deemed to evidence options to purchase Solectron common stock.

     Solectron will file a registration statement on Form S-8 for the shares of Solectron common stock issuable upon the exercise of C-MAC stock options replaced by options to acquire Solectron common stock within 10 days after the effective time of the arrangement.

     C-MAC optionholders who wish to exercise their C-MAC options to acquire C-MAC common shares in order to receive exchangeable shares and/or shares of Solectron common stock pursuant to the arrangement must complete and deliver the green letter of transmittal and election form for C-MAC optionholders to C-MAC Industries Inc. c/o General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7, facsimile number (514) 871-3673 on or before 4:00 p.m. (Montreal time) on the day of the election deadline.

FUTURE ISSUANCES OF SHARES

     Prior to the effective time of the arrangement, the articles of incorporation of Exchangeco will be amended to authorize the issuance of an unlimited number of exchangeable shares. The exchangeable shares may be issued, without approval of holders of exchangeable shares, at such time or times, to such persons and for such consideration as Exchangeco may determine, except as may otherwise be required by applicable laws, regulations or stock exchange requirements, and subject to all dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on the outstanding shares of Solectron common stock having been declared and paid at the relevant times. The Toronto Stock Exchange, on which it is anticipated that the exchangeable shares will trade, currently requires shareholder approval of certain transactions resulting in the issuance of shares, including transactions where the issuance could increase the number of outstanding shares by 25% or more. Exchangeable shares may also be issued under the exchangeable share rights plan to be entered into by Exchangeco.

EXPENSES

     The combined estimated fees, costs and expenses of Solectron and C-MAC in connection with the transaction including, without limitation, financial advisors' fees, filing fees, legal and accounting fees, soliciting fees, dealer fees and printing and mailing costs are anticipated to be approximately $32 million.

                 REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

     Except as otherwise expressly noted, the financial information regarding C-MAC, including the C-MAC audited financial statements, the C-MAC unaudited financial statements and the summaries thereof contained in this document are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP and, except as indicated in note 15 of the C-MAC audited consolidated financial statements attached to this document as Annex K, are in all material respects in accordance with accounting principles generally accepted in the United States.

     The C-MAC unaudited pro forma statement of earnings contained in this document is reported in Canadian dollars and has been prepared in accordance with Canadian GAAP.

     The DY 4 Systems Inc. audited consolidated financial statements contained in this document are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP.

     The A-Plus Manufacturing Corp. and the Consolidated Kavlico Corporation audited financial statements contained in this document are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP, which, as applied to these companies, does not differ materially from Canadian GAAP.

     The financial information regarding Solectron, including the Solectron audited financial statements, the Solectron unaudited financial statements and the summaries thereof contained in this document are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

     The Solectron unaudited pro forma financial statements contained in this document are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

                                 EXCHANGE RATES

     The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the Bank of Canada Noon Rate and generally reflecting the exchange rates for transactions of U.S.$1 million or more:

                                            SIX MONTHS
                                               ENDED                YEAR ENDED DECEMBER 31,
                                             JUNE 30,     -------------------------------------------
                                               2001        2000     1999     1998     1997      1996
                                            -----------   ------   ------   ------   -------   ------
High......................................    0.6695      0.6973   0.6929   0.7105    0.7489   0.7515
Low.......................................    0.6334      0.6413   0.6537   0.6343    0.6948   0.7215
Average...................................    0.6517      0.6733   0.6731   0.6741    0.7223   0.7334
Period End................................    0.6589      0.6666   0.6929   0.6534    0.6997   0.7301

     On August 8, 2001, the last trading day prior to the announcement of the transaction, the exchange rate for one Canadian dollar expressed in U.S. dollars based on the Bank of Canada Noon Rate was $0.6521. On October 18, 2001, the exchange rate for one Canadian dollar expressed in U.S. dollars based on the Bank of Canada Noon Rate was $.6345.

     The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the Bank of Canada Noon Rate and generally reflecting the exchange rates for transactions of Cdn.$1 million or more:

                                             NINE MONTHS
                                                ENDED                YEAR ENDED AUGUST 31,
                                               MAY 31,     ------------------------------------------
                                                2001        2000     1999     1998     1997     1996
                                             -----------   ------   ------   ------   ------   ------
High.......................................    1.5789      1.5081   1.5578   1.5765   1.3995   1.3860
Low........................................    1.4735      1.4341   1.4505   1.3714   1.3306   1.3282
Average....................................    1.5275      1.4715   1.5066   1.4388   1.3686   1.3635
Period End.................................    1.5457      1.4722   1.4958   1.5722   1.3885   1.3684

     On August 8, 2001, the last trading day prior to the announcement of the transaction, the exchange rate for one U.S. dollar expressed in Canadian dollars was Cdn.$1.5334, based on the Bank of Canada Noon Rate. On October 18, 2001, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the Bank of Canada Noon Rate was Cdn.$1.576.

                      SELECTED CONSOLIDATED FINANCIAL DATA

SOLECTRON SELECTED CONSOLIDATED FINANCIAL DATA

     The following consolidated statement of income data for each of the three fiscal years ended August 31, 2000 and the consolidated balance sheet data as of August 31, 2000 and 1999 set forth below, are derived from Solectron's audited consolidated financial statements. The consolidated statement of income data for each of the two fiscal years ended August 31, 1997 and the consolidated balance sheet data as of August 31, 1998, 1997 and 1996 are derived from Solectron's unaudited selected financial data.

     When you read the following summary historical data, it is important that you read it along with the historical consolidated financial statements and related notes (including note 18, which presents net income and shareholders' equity in accordance with Canadian generally accepted accounting principles) attached to this document as Annex J as well as the section of this document entitled "Solectron Management's Discussion and Analysis of Financial Condition and Results of Operations" (in millions, except per-share data).

                                  NINE MONTHS ENDED
                                       MAY 31,                      FISCAL YEAR ENDED AUGUST 31,
                                 --------------------   -----------------------------------------------------
                                   2001        2000       2000        1999       1998       1997       1996
                                 ---------   --------   ---------   --------   --------   --------   --------
Net Sales......................  $15,097.4   $9,401.3   $14,137.5   $9,669.2   $6,102.2   $4,408.5   $3,231.8
Operating Income...............      214.4      461.2       704.2      516.1      368.6      303.2      213.6
Income before income taxes and
  cumulative effect of change
  in accounting principle......      182.3      488.0       739.5      514.5      375.5      307.5      213.2
Net income.....................      126.8      326.2       497.2      350.3      251.3      203.7      139.6
Basic net income per
  share(1).....................       0.20       0.54        0.83       0.65       0.49       0.42       0.31
Diluted net income per
  share(1).....................       0.19       0.52        0.80       0.61       0.47       0.40       0.30

                                    AS OF MAY 31,                         AS OF AUGUST 31,
                                 --------------------   -----------------------------------------------------
                                   2001        2000       2000        1999       1998       1997       1996
                                 ---------   --------   ---------   --------   --------   --------   --------
Working capital................  $ 6,233.6   $5,738.2   $ 5,411.4   $3,162.7   $1,278.1   $1,137.5   $  860.9
Total assets...................   13,292.5    9,221.4    10,375.6    5,420.5    2,843.7    2,209.9    1,627.9
Long-term debt.................    4,977.2    3,295.8     3,319.5      922.7      386.8      386.2      388.3
Stockholders' equity...........    5,410.0    3,584.6     3,802.1    3,166.9    1,475.4    1,150.2      787.8

---------------
(1) All net income per share amounts have been adjusted to reflect stock splits to date

     Operating results for the nine-month period ending May 31, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year ending August 31, 2001.

SOLECTRON SUPPLEMENTARY FINANCIAL DATA

     Unaudited quarterly financial information for each of the first three fiscal quarters of 2001 and each fiscal quarter during the fiscal years ended August 31, 2000 and 1999 (in millions, except percentages and per share data):

                                                     FIRST       SECOND      THIRD
                      2001                          QUARTER     QUARTER     QUARTER
                      ----                          --------    --------    --------
Net sales.......................................    $5,695.5    $5,418.5    $3,983.4
Gross profit....................................    $  484.7    $  488.2    $  305.7
Gross margin....................................         8.5%        9.0%        7.7%
Operating income................................    $  276.4    $  192.5    $ (254.5)
Operating margin................................         4.9%        3.6%       (6.4%)
Net income......................................    $  190.6    $  121.9    $ (185.7)
Basic net income per share......................    $   0.31    $   0.19    $  (0.28)
Diluted net income per share....................    $   0.29    $   0.18    $  (0.28)

                                                     FIRST       SECOND      THIRD       FOURTH
                      2000                          QUARTER     QUARTER     QUARTER     QUARTER
                      ----                          --------    --------    --------    --------
Net sales.......................................    $2,834.6    $2,912.7    $3,645.0    $4,736.2
Gross profit....................................    $  277.0    $  279.9    $  305.5    $  412.9
Gross margin....................................         9.8%        9.6%        8.4%        8.7%
Operating income................................    $  155.3    $  135.7    $  170.2    $  243.0
Operating margin................................         5.5%        4.6%        4.7%        5.1%
Income before cumulative effect of change in
  accounting principle..........................    $  113.3    $   96.7    $  119.7    $  171.0
Cumulative effect of change in accounting
  principle, net of income tax benefit..........    $   (3.5)   $     --    $     --    $     --
Net income......................................    $  109.8    $   96.7    $  119.7    $  171.0
Basic net income per share:(1)
  Income before cumulative effect of change in
     accounting principle.......................    $   0.19    $   0.16    $   0.20    $   0.28
  Cumulative effect of change in accounting
     principle..................................    $  (0.01)   $     --    $     --    $     --
  Net income....................................    $   0.18    $   0.16    $   0.20    $   0.28
Diluted net income per share:(1)
  Income before cumulative effect of change in
     accounting principle.......................    $   0.18    $   0.16    $   0.19    $   0.27
  Cumulative effect of change in accounting
     principle..................................    $  (0.01)   $     --    $     --    $     --
  Net income....................................    $   0.17    $   0.16    $   0.19    $   0.27

                                                     FIRST       SECOND      THIRD       FOURTH
                      1999                          QUARTER     QUARTER     QUARTER     QUARTER
                      ----                          --------    --------    --------    --------
Net sales.......................................    $2,272.0    $2,249.3    $2,440.4    $2,707.5
Gross profit....................................    $  211.7    $  216.9    $  240.8    $  266.9
Gross margin....................................         9.3%        9.6%        9.9%        9.9%
Operating income................................    $  115.1    $  117.0    $  134.0    $  150.0
Operating margin................................         5.1%        5.2%        5.5%        5.5%
Net income......................................    $   77.5    $   78.4    $   90.9    $  103.5
Basic net income per share(1)...................    $   0.15    $   0.15    $   0.16    $   0.18
Diluted net income per share(1).................    $   0.14    $   0.14    $   0.16    $   0.17

---------------
(1) Adjusted to reflect two-for-one stock splits through March 8, 2000.

C-MAC SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected historical financial data for the periods indicated in Canadian dollars. The selected financial data as of and for each of the years in the five-year period ended December 31, 2000 are derived from C-MAC's audited consolidated financial statements, and the financial data as of and for each of the twenty-six week periods ended July 1, 2000 and June 30, 2001 are derived from C-MAC's unaudited interim consolidated financial statements, which in the opinion of management include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period or for a full year. The selected historical financial data should be read in conjunction with C-MAC's consolidated financial statements and the notes thereto attached to this document as Annex K together with "C-MAC Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this document.

                                             TWENTY-SIX WEEK
                                              PERIODS ENDED
                                          ----------------------                    YEARS ENDED DECEMBER 31,
                                           JUNE 30,     JULY 1,    ----------------------------------------------------------
                                             2001        2000         2000          1999        1998        1997       1996
                                          ----------   ---------   -----------   ----------   ---------   --------   --------
                                               (UNAUDITED)
                                                  (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT EARNINGS PER SHARE DATA)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
CANADIAN GAAP:
Revenue.................................  $1,491,678   $ 993,953   $ 2,552,839   $1,169,097   $ 642,983   $413,055   $316,219
Operating expenses:
  Cost of goods sold....................   1,228,970     831,641     2,115,505      970,701     525,504    334,553    258,666
  Selling and administrative............      74,096      46,419       113,969       67,482      44,620     27,820     19,948
  Research and development..............      36,246      13,420        41,463       17,196      12,852      7,669      4,660
  Amortization of capital and other
    assets..............................      36,751      17,076        44,070       22,844      11,841      8,671      8,258
                                          ----------   ---------   -----------   ----------   ---------   --------   --------
Earnings from operations................     115,615      85,397       237,832       90,874      48,166     34,342     24,687
Financial expenses......................       6,195      12,094         9,187       13,589       6,099      1,237        683
Income taxes............................      37,931      27,020        79,779       27,399      15,307     12,739      9,266
Non-controlling interest................         120         190           386          854          --         --         --
                                          ----------   ---------   -----------   ----------   ---------   --------   --------
Net earnings before goodwill
  amortization..........................      71,369      46,093       148,480       49,032      26,760     20,366     14,738
Goodwill amortization, net of income
  taxes.................................      18,841       5,169        15,722        3,860       1,342        114         44
                                          ----------   ---------   -----------   ----------   ---------   --------   --------
Net earnings............................  $   52,528   $  40,924   $   132,758   $   45,172   $  25,418   $ 20,252   $ 14,694
                                          ==========   =========   ===========   ==========   =========   ========   ========
Earnings before goodwill amortization
  per share
  Basic.................................  $     0.83   $    0.68   $      1.99   $     0.82   $    0.51   $   0.39   $   0.29
  Diluted...............................  $     0.81   $    0.66   $      1.94   $     0.80   $    0.50   $   0.38   $   0.29
Earnings per share
  Basic.................................  $     0.61   $    0.60   $      1.78   $     0.76   $    0.49   $   0.39   $   0.29
  Diluted...............................  $     0.60   $    0.58   $      1.73   $     0.74   $    0.47   $   0.38   $   0.28
Weighted average number of outstanding
  common shares
  Basic.................................      86,282      68,133        74,558       59,830      52,082     51,594     51,524
  Diluted...............................      87,813      70,238        76,524       61,424      53,519     53,081     51,558
U.S. GAAP
Net earnings............................  $   55,023   $  39,610   $   131,839   $   49,675   $  19,522   $ 20,588   $ 14,199
Earnings per share
  Basic.................................  $     0.64   $    0.58   $      1.77   $     0.83   $    0.37   $   0.40   $   0.28
  Diluted...............................  $     0.63   $    0.56   $      1.72   $     0.81   $    0.36   $   0.39   $   0.28
CONSOLIDATED CASH FLOW DATA:
CANADIAN GAAP:
Cash flows from (used in) operating
  activities............................  $  140,715   $ (84,486)  $  (184,238)  $   13,148   $  37,073   $ 30,323   $ 24,767
Cash flows from (used by) financing
  activities............................      16,715     278,084     1,260,803      180,363     196,794     14,993    (21,875)
Cash flows used by investing
  activities............................     (79,156)   (246,436)   (1,056,081)    (172,550)   (138,994)   (31,153)   (14,097)

                                                                              DECEMBER 31,
                                                          JUNE 30,      ------------------------
                                                            2001           2000          1999
                                                         -----------    ----------    ----------
                                                         (UNAUDITED)
                                                           (IN THOUSANDS OF CANADIAN DOLLARS)
CONSOLIDATED BALANCE SHEET DATA:
CANADIAN GAAP:
Cash and cash equivalents..............................  $  271,900     $  203,242    $  160,773
Working capital........................................     970,627        941,235       324,907
Capital assets.........................................     417,601        395,477       188,030
Total assets...........................................   2,884,179      3,029,968     1,061,503
Long-term debt, including current portion..............     320,631        306,014       213,361
Shareholders' equity...................................   2,202,637      2,152,478       527,251
U.S. GAAP:
Cash and cash equivalents..............................  $  271,900     $  203,242    $  160,773
Working capital........................................     970,627        940,831       324,839
Capital assets.........................................     417,601        395,477       188,030
Total assets...........................................   2,884,202      3,027,496     1,059,951
Long-term debt, including current portion..............     320,631        306,014       213,361
Shareholders' equity...................................   2,202,660      2,150,006       525,699

                     PRO FORMA CAPITALIZATION OF SOLECTRON

     The following table sets forth the capitalization of Solectron as at May 31, 2001 on the basis of the assumptions set forth in the Solectron unaudited pro forma financial statements. This table should be read in conjunction with the Solectron unaudited pro forma financial statements included elsewhere herein.

                                                                                AS ADJUSTED
                                                               SOLECTRON         SOLECTRON
                                                                 AS OF             AS OF
                                                              MAY 31, 2001    MAY 31, 2001(1)
                                                              ------------    ---------------
                                                                       (IN MILLIONS)
Stockholders' Equity
  Preferred Stock, $.001 par value, 1.2 million authorized
     shares; no shares issued...............................    $     --         $     --
  Common Stock, $.001 par value, 1,600 million shares
     authorized; 656.2 million shares issued and outstanding
     as of May 31, 2001; and 807.7 million shares as
     adjusted as of May 31, 2001............................         0.7              0.8
  Additional Paid-In Capital................................     3,847.9          6,398.3
  Retained Earnings.........................................     1,781.9          1,781.9
  Accumulated other comprehensive income....................      (220.5)          (220.5)
  Deferred compensation.....................................          --             (1.9)
                                                                --------         --------
TOTAL STOCKHOLDERS' EQUITY..................................    $5,410.0         $7,958.6
                                                                ========         ========
TOTAL CAPITALIZATION........................................    $5,410.0         $7,958.6
                                                                ========         ========

---------------
(1) Assumes that all exchangeable shares have been exchanged for shares of Solectron common stock and that, accordingly, the special voting share is cancelled. Excludes 45.6 million shares of Solectron common stock issuable upon the exercise of Solectron stock options outstanding at May 31, 2001 and
    5.4 million shares of Solectron common stock issuable upon the exercise of replacement options based on the C-MAC options outstanding at June 30, 2001.

                           THE COMBINATION AGREEMENT

     The following summary of the combination agreement, as amended (referred to in this document as the combination agreement) is qualified by reference to the complete text of the combination agreement. The combination agreement and the amendment are incorporated by reference into this document and attached as Annexes A-1 and A-2 respectively.

STRUCTURE OF THE ARRANGEMENT

     Under the terms of the combination agreement, C-MAC will enter into a plan of arrangement under the Canada Business Corporations Act, as a result of which C-MAC will become an indirect, wholly-owned subsidiary of Solectron (other than exchangeable shares).

COMPLETION AND EFFECTIVENESS OF THE ARRANGEMENT

     Solectron and C-MAC will complete the transaction after all of the conditions to completion of the arrangement contained in the combination agreement have been satisfied or waived. The arrangement will become effective upon the issuance of a certificate of arrangement, issued pursuant to subsection 192(7) of the Canada Business Corporations Act after the articles of arrangement have been filed.

     Solectron and C-MAC are working toward satisfying the conditions and completing the arrangement as quickly as possible. Solectron and C-MAC currently plan to complete the arrangement by the end of the fourth calendar quarter of 2001. Because the combination is subject to governmental and regulatory approvals and other conditions, some of which are beyond Solectron and C-MAC's control, the exact timing cannot be predicted.

EXCHANGE OF SHARES ON THE ARRANGEMENT

     Under the arrangement, Solectron Global Services Canada Inc. (a wholly owned subsidiary of Solectron, referred to in this document as Exchangeco) will acquire all of the outstanding common shares of C-MAC (other than those of dissenting C-MAC shareholders who ultimately receive from C-MAC the fair value of their C-MAC common shares and those held by Solectron or its affiliates), in exchange for shares of Solectron common stock or, at the option of validly-electing Canadian resident C-MAC shareholders, exchangeable shares and certain ancillary rights or a combination of shares of Solectron common stock and exchangeable shares (and certain ancillary rights). The exchangeable shares will be securities issued by Exchangeco that are exchangeable on a one-for-one basis for shares of Solectron common stock. Holders of the exchangeable shares will be entitled to dividend and other rights that are substantially economically equivalent to those of the holders of Solectron common stock. Through a voting trust arrangement, holders of the exchangeable shares will be entitled to vote at meetings of Solectron stockholders.

     Persons owning C-MAC common shares through a holding company at the time of the transaction and meeting certain conditions may participate in the transaction by having Exchangeco acquire all of the shares of their holding company instead of the C-MAC common shares held by such holding company, in exchange for the same consideration otherwise receivable for such C-MAC common shares. This holding company alternative involves a complex series of transactions and is described in greater detail in "Transaction
Mechanics -- Holding Company Alternative".

     The combination agreement also provides that if, in the opinion of counsel to C-MAC, a change in tax law is enacted and becomes effective prior to the effective date of the arrangement pursuant to which beneficial holders of C-MAC common shares who are Canadian residents and who hold their shares as capital property for purposes of the Income Tax Act (Canada)(and any applicable Quebec provincial legislation) may exchange their C-MAC common shares for shares of Solectron common stock on a tax-deferred basis for purposes of the Income Tax Act (Canada)(and any applicable Quebec provincial legislation) then, at the option of Solectron, no exchangeable shares will be issued and the plan of arrangement will be amended accordingly.

FRACTIONAL SHARES

     No certificates representing fractional exchangeable shares or fractional shares of Solectron common stock shall be issued upon the surrender for exchange of certificates representing C-MAC common shares. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest in an exchangeable share or share of Solectron common stock will be entitled to receive a cash payment based on such person's pro rata portion of the net proceeds after expenses received by the depository, General Trust of Canada upon the sale of whole shares representing an accumulation of all fractional interests in exchangeable shares or shares of Solectron common stock, as the case may be, to which all such persons would otherwise be entitled.

C-MAC'S REPRESENTATIONS AND WARRANTIES

     C-MAC made a number of customary representations and warranties to Solectron in the combination agreement regarding aspects of its business, financial condition, structure and other facts pertinent to the combination. These representations and warranties include representations, as of August 8, 2001, as to:

     - the corporate organization and qualification to do business of C-MAC and its subsidiaries;

     - the articles of incorporation and bylaws of C-MAC and its subsidiaries;

     - C-MAC's capitalization;

     - authorization of the combination agreement by C-MAC;

     - the absence of conflicts in connection with C-MAC's performance under the combination agreement;

     - regulatory and third party approvals required by C-MAC to complete the arrangement;

     - the filing and consent obligations of C-MAC under applicable laws in connection with the arrangement;

     - compliance with applicable laws and certain contracts by C-MAC and its subsidiaries;

     - the absence of government investigation or review of C-MAC or its subsidiaries;

     - C-MAC's filings and reports with Canadian securities regulatory authorities and The Toronto Stock Exchange;

     - C-MAC's financial statements;

     - C-MAC's books and records;

     - C-MAC's liabilities;

     - changes in C-MAC's business since June 30, 2001 and actions taken by C-MAC since June 30, 2001;

     - litigation involving C-MAC or its subsidiaries;

     - C-MAC's and its subsidiaries' employee benefit plans;

     - C-MAC's and its subsidiaries' labor relations;

     - the absence of restrictions on the conduct of C-MAC's business;

     - title to the properties C-MAC and its subsidiaries own and validity of C-MAC's and its subsidiaries' leases;

     - tax matters pertaining to C-MAC and its subsidiaries;

     - environmental matters pertaining to C-MAC and its subsidiaries;

     - payments required to be made by C-MAC to brokers and agents in connection with the arrangement;

     - intellectual property matters pertaining to C-MAC and its subsidiaries;

     - C-MAC's and its subsidiaries' material contracts and commitments;

     - C-MAC's and its subsidiaries' insurance coverage;

     - the fairness opinion received by C-MAC from Banc of America Securities;

     - approvals and recommendations by the C-MAC board of directors in connection with the arrangement; and

     - the vote of C-MAC securityholders required to adopt and approve the combination agreement and approve the arrangement.

     Many of the representations and warranties are qualified by thresholds of materiality or to a level of a material adverse effect, and all such representations and warranties expire upon completion of the arrangement.

     The representations and warranties contained in the combination agreement are complicated and not easily summarized. You are urged to carefully read
Article III of the combination agreement entitled "Representations and Warranties of Company".

REPRESENTATIONS AND WARRANTIES OF SOLECTRON AND EXCHANGECO

     Solectron and Exchangeco have made a number of customary representations and warranties to C-MAC in the combination agreement regarding aspects of Solectron's business, financial condition, structure and other facts pertinent to the arrangement. These representations and warranties include representations as to:

     - the corporate organization and qualification to do business of Solectron and its subsidiaries;

     - the certificate of incorporation and bylaws of Solectron and its subsidiaries;

     - Solectron's capitalization;

     - authorization of the combination agreement by Solectron and Exchangeco;

     - authorization of the exchangeable share support agreement and the voting and exchange trust agreement by Solectron and Exchangeco;

     - the absence of conflicts in connection with Solectron's and Exchangeco's obligations under the combination agreement, the exchangeable share support agreement and the voting and exchange trust agreement;

     - regulatory and third party approvals required by Solectron and Exchangeco to complete the combination;

     - the filing and consent obligations of Solectron under applicable laws and certain contracts in connection with the combination;

     - compliance with applicable laws and certain contracts by Solectron and its subsidiaries;

     - Solectron's filings and reports with the Securities and Exchange Commission;

     - Solectron's financial statements;

     - Solectron's liabilities;

     - changes in Solectron's business since May 31, 2001 and actions taken by Solectron since May 31, 2001;

     - litigation involving Solectron and its subsidiaries;

     - intellectual property matters pertaining to Solectron and its subsidiaries;

     - tax matters pertaining to Solectron and its subsidiaries;

     - payments required to be made by Solectron to brokers and agents in connection with the arrangement;

     - the fairness opinion received by Solectron from Merrill Lynch;

     - approvals and recommendations by Solectron's board of directors in connection with the arrangement;

     - the vote of Solectron stockholders required to approve the issuance of Solectron common stock in connection with the arrangement;

     - Exchangeco's issuance of exchangeable shares;

     - Solectron's issuance of common stock in connection with the arrangement; and

     - the status of Exchangeco.

     Many of the representations and warranties are qualified by thresholds of materiality or to a level of a material adverse effect, and all such representations and warranties expire upon completion of the arrangement.

     The representations and warranties contained in the combination agreement are complicated and not easily summarized. You are urged to carefully read
Article IV of the combination agreement entitled "Representations and Warranties of the Parent Parties".

C-MAC'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE ARRANGEMENT

     Under the terms of the combination agreement, C-MAC agreed that, until the earlier of the completion of the arrangement or termination of the combination agreement, each of C-MAC and its subsidiaries, except to the extent Solectron consents in writing, will:

     - carry on its business in the ordinary course, consistent with past practice and in compliance with applicable laws in all material respects;

     - pay or perform its material obligations when due; and

     - use its commercially reasonable efforts consistent with past practices and policies to:

      -- preserve intact its present business organization;

      -- keep available the services of its present officers and employees; and

      -- preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

     Under the terms of the combination agreement, C-MAC also agreed that, subject to certain exceptions, until the earlier of the completion of the arrangement or termination of the combination agreement, or unless Solectron consents in writing, C-MAC will comply with certain specific restrictions relating to the operation of its business, including restrictions relating to the following:

     - changes with respect to C-MAC restricted shares and stock options;

     - granting or amending severance and termination payments;

     - declaring or paying dividends or other distributions on shares of C-MAC;

     - purchasing, redeeming or otherwise acquiring shares of C-MAC;

     - issuing shares of C-MAC or securities convertible into shares of C-MAC;

     - modifying the articles of incorporation or bylaws of C-MAC or its subsidiaries;

     - reorganizing or merging C-MAC or its subsidiaries, other than in connection with the combination agreement;

     - acquiring other business entities, subject to certain exceptions;

     - entering into joint ventures, strategic partnerships or alliances, subject to certain exceptions;

     - selling, leasing, licensing or disposing of material assets other than in the ordinary course of business;

     - granting loans or purchasing equity interests in other persons other than in the ordinary course of business;

     - incurring indebtedness other than in the ordinary course of business;

     - adopting or amending employee benefit plans;

     - entering into material employment contracts or collective bargaining agreements, paying special bonuses or materially increasing compensation rates;

     - paying or settling material litigation or liabilities outside the ordinary course of business;

     - modifying material contracts or waiving material rights under material contracts other than in the ordinary course of business;

     - changing accounting policies and procedures; and

     - making certain tax elections.

     The agreements related to the conduct of C-MAC's business in the combination agreement are complicated and not easily summarized. You are urged to carefully read Article V of the combination agreement entitled "Conduct Prior to the Effective Time".

SOLECTRON'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE ARRANGEMENT

     Under the terms of the combination agreement, Solectron agreed that, until the earlier of the completion of the arrangement or termination of the combination agreement, or unless C-MAC consents in writing, Solectron will comply with certain specific restrictions relating to the operation of its business, including restrictions relating to the following:

     - declaring or paying extraordinary dividends or other distributions on Solectron capital stock;

     - purchasing, redeeming or otherwise acquiring Solectron capital stock;

     - acquiring businesses or assets or disposing of assets that would delay the completion of the combination beyond February 8, 2002;

     - modifying the certificate of incorporation or bylaws of Solectron; and

     - changing accounting methods and practices.

     The agreements related to the conduct of Solectron's business in the combination agreement are complicated and not easily summarized. You are urged to carefully read Article V of the combination agreement entitled "Conduct Prior to the Effective Time".

MATERIAL COVENANTS

  Solicitations by C-MAC; Withdrawal of Recommendation by C-MAC Board of
Directors

     Under the terms of the combination agreement, C-MAC agreed to cease and terminate, as of the date of the combination agreement, any and all existing discussions with any parties other than Solectron with respect to any Acquisition Proposal.

     Under the terms of the combination agreement, an Acquisition Proposal is any offer or proposal relating to any transaction or series of related transactions involving any of the following:

     - any merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination or similar transaction involving C-MAC or the acquisition or purchase from C-MAC by any person or group of 20% or more of any class of equity securities of C-MAC;

     - any take-over bid, tender offer or exchange offer, including issuer bids and self-tenders, that if consummated would result in any person or entity beneficially owning 20% or more of any class of any equity securities of C-MAC; or

     - any sale, lease, license or other disposition of 20% or more of the book or market value of assets, including securities of any C-MAC subsidiaries, of C-MAC and its subsidiaries, taken as a whole.

     Until the combination is completed or the combination agreement is terminated, under the terms of the combination agreement C-MAC further agreed that neither it nor any of its subsidiaries will (nor will they authorize or permit any of their respective officers, directors or employees, or any of their investment bankers, attorneys or other advisors or representatives to):

     - solicit, initiate, encourage or otherwise knowingly facilitate any Acquisition Proposal or any inquiries or proposals relating to an Acquisition Proposal;

     - subject to certain limited exceptions applicable upon receipt of a Superior Proposal, as described below, participate in any discussions or negotiations regarding, or furnish nonpublic information to any party other than Solectron with respect to, any Acquisition Proposal;

     - subject to certain limited exceptions in the event of a Superior Proposal, as discussed below, withhold, withdraw or modify, or publicly propose to do so, in a manner adverse to Solectron, or fail to make its recommendation to vote in favor of the arrangement or approve, endorse or recommend any Acquisition Proposal; or

     - subject to certain limited exceptions in the event of a Superior Proposal, as discussed below, accept or enter into, or publicly propose to accept or enter into, any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.

     C-MAC also agreed that it will be responsible for any breach of these provisions by C-MAC and its subsidiaries and any of their respective officers, directors or employees, or any investment banker, attorney or other advisor or representative retained by any of them.

     Under the terms of the combination agreement, C-MAC has agreed that after receipt of any Acquisition Proposal, it will promptly provide Solectron with a copy of any written Acquisition Proposal and the identity of the person making such Acquisition Proposal, and a written statement with respect to any non-written Acquisition Proposal received, which would include the identity of the person or entity making such Acquisition Proposal and a detailed description of the material terms. C-MAC further agreed to use reasonable efforts to keep Solectron informed of material modifications or proposed modifications of any Acquisition Proposal.

     C-MAC is expressly permitted, however, in response to a Superior Proposal submitted by a person, and not withdrawn, to furnish nonpublic information regarding C-MAC and its subsidiaries, participate in negotiations regarding the Acquisition Proposal, enter into discussions or negotiations with such person or group, withhold, withdraw, modify or change in a manner adverse to Solectron, or fail to make its recommendation to vote in favor of the arrangement, or approve, endorse or recommend the Acquisition

Proposal, or concurrently with the payment of the termination fee by C-MAC to Solectron, enter into a definitive agreement with respect to such Acquisition Proposal if all of the following conditions are met:

     - after August 8, 2001 and prior to the date of any securityholder approval of the C-MAC arrangement resolution, an unsolicited, bona fide written Acquisition Proposal is made to C-MAC and not withdrawn;

     - the board of directors of C-MAC reasonably believes in good faith, after consultation with its financial advisor, that the Acquisition Proposal, if consummated as proposed, constitutes a Superior Proposal;

     - the board of directors of C-MAC reasonably believes in good faith, after consultation with its outside legal counsel, that not taking such action would be inconsistent with C-MAC's board of directors' fiduciary duties;

     - prior to furnishing any nonpublic information to, or entering into discussions or negotiations with, the person, C-MAC receives from such person an executed confidentiality agreement no less favorable to C-MAC than the confidentiality agreement it entered into with Solectron on June 19, 2001, as amended; and

     - contemporaneously with or prior to furnishing any nonpublic information to the person, C-MAC furnishes the same nonpublic information to Solectron, to the extent such nonpublic information has not been previously furnished by C-MAC to Solectron.

     Under the terms of the combination agreement, a Superior Proposal is an offer or proposal to consummate any of the following transactions on terms that the board of directors of C-MAC reasonably believes in good faith, after consultation with C-MAC's financial advisor, to be superior to the C-MAC shareholders from a financial point of view than the terms of the arrangement and reasonably capable of being consummated:

     - a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving C-MAC or the acquisition or purchase of 50% or more of any class of equity securities of C-MAC;

     - any take-over bid or tender offer, including issuer bids and self-tenders, or exchange offer that if consummated would result in any person or group beneficially owning 50% or more of any class of equity securities of C-MAC; or

     - a sale, lease, license or other disposition by C-MAC of 50% or more of the book or market value of assets, including securities of any C-MAC subsidiaries, of C-MAC and its subsidiaries, taken as a whole.

EMPLOYEE MATTERS

     Under the terms of the combination agreement, Solectron agreed that for a period of one year from the completion of the arrangement it will, in its sole discretion:

     - maintain C-MAC's employment, severance or similar contracts or arrangements or any plans, policies, funds, programs or contracts as specified in the combination agreement to provide C-MAC employees who remain after the completion of the arrangement with substantially the same types and levels of benefits they received prior to the closing of the arrangement;

     - arrange for C-MAC employees who remain after the completion of the arrangement to participate in any similar plans of Solectron on terms no less favorable than those offered to similarly situated Solectron employees; or

     - a combination of the above.

     Solectron further agreed that each C-MAC employee who remains after the completion of the arrangement, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, will receive full credit for purposes of eligibility to participate in, vesting, severance and vacation under Solectron's benefit plans for years of service with C-MAC or its subsidiaries prior to the completion of the arrangement.

OTHER COVENANTS

     Under the terms of the combination agreement, each of Solectron and C-MAC have agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable the arrangement and transactions contemplated by the combination agreement and to assist and cooperate with each other in doing such things.

     C-MAC has agreed that it and its subsidiaries will perform all obligations under the combination agreement, cooperate with Solectron and do all things necessary or desirable to consummate and make effective the arrangement and the transactions contemplated in the combination agreement, as soon as reasonably practicable, and will:

     - use its reasonable best efforts to obtain the requisite approvals of C-MAC shareholders and holders of C-MAC options with respect to the C-MAC arrangement resolution, unless C-MAC's board of directors has properly withdrawn, modified or qualified its recommendation to securityholders;

     - advise Solectron, upon reasonable request, of the aggregate tally of the proxies and votes and matters to be considered at the C-MAC special meeting at which the C-MAC arrangement resolution will be considered;

     - use its reasonable efforts to obtain any regulatory approvals relating to C-MAC or its subsidiaries and keep Solectron informed of the status of proceedings;

     - use its reasonable best efforts to effect all necessary registrations, filings and submissions of information required by governmental entities relating to the arrangement;

     - use its reasonable best efforts to obtain all necessary waivers, consents and approvals required in connection with the arrangement from other parties to any material loan agreements, leases or other material contracts;

     - carry out the terms of the interim order and the final order and use reasonable best efforts to comply with all requirements of applicable laws imposed on C-MAC or its subsidiaries relating to the arrangement;

     - provide Solectron with a copy of any purported exercise of dissent rights and written communications regarding the same, and not settle or compromise any claim of present, former or purported holders of C-MAC securities in connection with the arrangement; and

     - promptly notify Solectron orally and, if requested, in writing, of:

      -- any event occurring that would render any representation or warranty of C-MAC contained in the combination agreement if made on or as of the date of such event or the closing of the arrangement, untrue or inaccurate in any material respect;

      -- any material adverse effect on C-MAC; and

      -- any material breach of any covenant or agreement by C-MAC contained in the combination agreement.

     Solectron has agreed to perform all obligations under the combination agreement, cooperate with C-MAC and do all things necessary or desirable to consummate and make effective the arrangement and the transactions contemplated in the combination agreement, as soon as reasonably practicable, and to:

     - use its reasonable best efforts to obtain the requisite approvals of Solectron stockholders in favor of the issuance of shares of Solectron common stock pursuant to the arrangement;

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     - use its reasonable efforts to obtain any regulatory approvals relating to
       Solectron and to keep C-MAC informed of the status of proceedings;

     - use its reasonable best efforts to effect all necessary registrations, filings and submissions of information required by governmental entities from Solectron relating to the arrangement;

     - in contemplation, and prior to the completion, of the arrangement, cause Exchangeco to purchase at least Cdn.$1 million, but not more than Cdn.$3 million, of C-MAC common shares on the open market;

     - carry out the terms of the interim order and the final order and use reasonable best efforts to comply with all requirements of applicable laws imposed on Solectron or its subsidiaries relating to the arrangement; and

     - promptly notify C-MAC orally and, if requested, in writing, of:

      -- any event occurring that would render any representation or warranty of Solectron contained in the combination agreement if made on or as of the date of such event or the closing of the arrangement, untrue or inaccurate in any material respect;

      -- any material adverse effect on Solectron; and

      -- any material breach of any covenant or agreement by Solectron contained in the combination agreement.

     Solectron has also agreed to use its reasonable best efforts to:

     - cause the exchangeable shares to be listed on The Toronto Stock Exchange prior to or at the closing of the arrangement, and to maintain such listing of the exchangeable shares if permitted under the rules of The Toronto Stock Exchange as long as exchangeable shares are outstanding, other than exchangeable shares held by Solectron or its affiliates;

     - ensure that Exchangeco remains a public corporation and cause Exchangeco to maintain a substantial presence in Canada, in each case for purposes of the Income Tax Act (Canada) as long as there are exchangeable shares outstanding, other than exchangeable shares held by Solectron or its affiliates; and

     - cause the listing on the New York Stock Exchange of the Solectron common stock to be issued upon the closing of the arrangement, upon exchange of the exchangeable shares and upon exercise of the replacement options.

     The agreements related to the conduct of C-MAC and Solectron prior to the completion of the arrangement are complicated and not easily summarized. You are urged to carefully read Article VI of the combination agreement entitled "Additional Agreements".

TERMINATION OF C-MAC 401(K) PLANS

     Upon Solectron's written notice, no later than 10 business days prior to completion of the arrangement, C-MAC's board of directors will take action to terminate all 401(k) plans of C-MAC and its subsidiaries if in Solectron's reasonable judgment it deems it to be necessary and appropriate. Upon termination by the board of directors, account balances in such plans will vest and C-MAC or its subsidiaries will allocate matching contributions to participant accounts. Solectron has agreed to make reasonable efforts to cause one or more Solectron 401(k) plans to accept rollover contributions by participants. Participants will be given full service credit for all service with C-MAC or its subsidiaries.

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CONDITIONS TO COMPLETION OF THE ARRANGEMENT

     The obligations of Solectron and C-MAC to complete the arrangement and the other transactions contemplated by the combination agreement are subject to the satisfaction of each of the following conditions:

     - the issuance of Solectron common stock pursuant to the arrangement and the combination agreement must have been approved by the requisite vote of stockholders of Solectron;

     - the arrangement must have been approved by the requisite vote of holders of C-MAC common shares and the holders of options to purchase C-MAC common shares;

     - the interim order and the final order shall each have been obtained in form and on terms satisfactory to C-MAC and Solectron;

     - the requisite orders of the Canadian securities regulatory authorities shall have been obtained;

     - Solectron's registration statement on Form S-4 of which this document forms a part shall have been declared effective, and no stop order suspending its effectiveness shall have been issued by the United States Securities and Exchange Commission and the registration statement shall remain in effect;

     - no judgment, order, decree, statute, law, ordinance, rule or regulation of any court or other governmental entity may have been entered, enacted, promulgated, enforced or issued which has the effect of preventing the consummation of the arrangement or making the arrangement illegal;

     - Solectron and C-MAC and their respective subsidiaries shall have obtained requisite approvals under the Competition Act (Canada) and the Investment Canada Act;

     - Solectron and C-MAC and their respective subsidiaries shall have obtained all approvals, waivers and consents from each governmental entity, the failure of which would cause consummation of the arrangement to be prohibited;

     - all applicable waiting periods under the Hart Scott Rodino Act and any other applicable foreign merger laws shall have expired or been terminated; and

     - the exchangeable shares issuable pursuant to the arrangement shall have been conditionally approved for listing on The Toronto Stock Exchange and the shares of Solectron common stock to be issued on the arrangement shall have been authorized for listing on the New York Stock Exchange, subject to notice of issuance.

     C-MAC's obligations to complete the arrangement and the other transactions contemplated by the combination agreement are subject to the satisfaction or waiver, in writing, of each of the following additional conditions:

     - each of Solectron's and Exchangeco's representations and warranties shall have been true and correct as of August 8, 2001, and shall continue to be true and correct on and as of the date the arrangement is to be completed as if made on such date, in which case they must be true and correct only as of that date, other than any inaccuracies of such representations and breaches of such warranties which would not, in the aggregate, be reasonably expected to have a material adverse effect on Solectron;

     - Solectron and Exchangeco shall have performed or complied in all material respects with all of their agreements and covenants required by the combination agreement to be performed or complied with by Solectron and Exchangeco; and

     - the boards of directors of Solectron and Exchangeco shall have taken all necessary corporate action to permit the consummation of the arrangement and the issuance of the exchangeable shares and the Solectron common stock pursuant to the arrangement.

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

     Solectron's obligations to complete the arrangement and the other transactions contemplated by the combination agreement are subject to the satisfaction or waiver, in writing, of each of the following additional conditions:

     - each of C-MAC's representations and warranties shall have been true and correct as of August 8, 2001, and shall continue to be true and correct on and as of the date the arrangement is to be completed as if made on such date (except to the extent made only as of a particular date, in which case they must be true and correct only as of that date), other than any inaccuracies of such representations and breaches of such warranties which would not, in the aggregate, be reasonably expected to have a material adverse effect on C-MAC;

     - C-MAC shall have performed or complied in all material respects with all of its agreements and covenants required by the combination agreement to be performed or complied with by C-MAC;

     - the board of directors of C-MAC shall have taken all necessary corporate action to permit the consummation of the arrangement and shall have made and not modified or amended in any material respect, prior to the special meeting of C-MAC securityholders, an affirmative recommendation that the holders of C-MAC common shares and options approve the C-MAC arrangement resolution; and

     - the holders of no more than 10% of the issued and outstanding C-MAC common shares shall have exercised and not withdrawn their dissent rights with respect to the arrangement.

TERMINATION OF THE COMBINATION AGREEMENT

     The combination agreement may be terminated at any time prior to completion of the arrangement, whether before or after the requisite approval of the securityholders of C-MAC or stockholders of Solectron:

     - by mutual written consent duly authorized by the boards of directors of Solectron and C-MAC;

     - by either Solectron or C-MAC, if the arrangement is not completed before February 8, 2002, except that:

      -- if the arrangement is not completed before February 8, 2002 due to the failure to obtain any approval, waiver or consent from a governmental entity necessary for consummation of the arrangement, then such date shall be extended to April 8, 2002; and

      -- either party's right to terminate the combination agreement under this provision will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the arrangement to occur on or before such date, and such action or failure to act constitutes a breach of the combination agreement;

     - by either Solectron or C-MAC, if any law has been passed or if a governmental authority has issued an order, decree or ruling or taken any other action, which permanently restrains, enjoins or otherwise prohibits the arrangement and which is final and nonappealable;

     - by either Solectron or C-MAC, if C-MAC's shareholders and optionholders fail to approve the C-MAC arrangement resolution at the C-MAC special meeting or at any adjournment or postponement of that meeting, except that such right to terminate the combination agreement shall not be available to C-MAC where the failure to obtain securityholder approval was caused by C-MAC's action or failure to act which constitutes a breach by C-MAC of the combination agreement;

     - by either Solectron or C-MAC, if Solectron's stockholders fail to approve the Solectron share issuance at the Solectron special meeting or at any adjournment or postponement of that meeting, except that such right to terminate the combination agreement shall not be available to Solectron where the failure to obtain stockholder approval was caused by Solectron's action or failure to act which constitutes a breach by Solectron of the combination agreement;
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

     - by C-MAC, upon a breach of any representation, warranty, covenant or agreement on the part of Solectron in the combination agreement, or if any of Solectron's representations or warranties become untrue such that the condition to C-MAC's obligation to complete the arrangement relating to the continued accuracy of Solectron's representations and warranties would not be satisfied. However, if the breach or inaccuracy is curable by Solectron through the exercise of its commercially reasonable efforts, and Solectron continues to exercise such commercially reasonable efforts to cure the breach, C-MAC may not terminate the combination agreement for 30 days after delivery of written notice to Solectron of the breach. If the breach or inaccuracy is cured during those 30 days, C-MAC may not terminate the combination agreement under this provision;

     - by Solectron, upon a breach of any representation, warranty, covenant or agreement on the part of C-MAC set forth in the combination agreement, or if any of C-MAC's representations or warranties become untrue such that the condition to Solectron's obligation to complete the arrangement relating to the continued accuracy of C-MAC's representations and warranties would not be satisfied. However, if the breach or inaccuracy is curable by C-MAC through the exercise of its commercially reasonable efforts, and C-MAC continues to exercise such commercially reasonable efforts to cure the breach, Solectron may not terminate the combination agreement for 30 days after delivery of written notice to C-MAC of the breach. If the breach or inaccuracy is cured during those 30 days, Solectron may not terminate the combination agreement under this provision;

     - by C-MAC, prior to or concurrently with C-MAC's execution of a definitive agreement with respect to a Superior Proposal, provided that:

      -- C-MAC has not breached the provisions of the combination agreement that prohibit the solicitation of, and restrict (subject to certain exceptions) discussions and negotiations with respect to, Acquisition Proposals;

      -- the C-MAC board of directors has properly authorized C-MAC to enter into such definitive agreement for a transaction that constitutes a Superior Proposal;

      -- C-MAC gives five business days written notice of its intention to terminate the agreement in order to enter into a definitive agreement with respect to a Superior Proposal, including the most current version of such definitive agreement and the identity of the person making such Superior Proposal; and

      -- C-MAC pays a termination fee of $75,000,000 to Solectron upon termination of the combination agreement; or

     - by Solectron, if a Triggering Event shall have occurred.

     Under the terms of the combination agreement, a TRIGGERING EVENT is deemed to have occurred if:

     - C-MAC's board of directors withdraws, amends or modifies in a manner adverse to Solectron, its recommendation to securityholders in favor of the adoption and approval of the combination agreement or the approval of the C-MAC arrangement resolution;

     - C-MAC's board of directors approves or recommends any Acquisition
       Proposal;

     - C-MAC enters into any letter of intent or similar agreement, contract or commitment accepting any Acquisition Proposal;

     - C-MAC intentionally breaches the non-solicitation provisions of the combination agreement; or

     - a tender or exchange offer relating to the securities of C-MAC is commenced by a person unaffiliated with Solectron, and C-MAC does not send to its securityholders within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that C-MAC recommends rejection of such tender or exchange offer.

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PAYMENT OF TERMINATION FEE

     Under the terms of the combination agreement, C-MAC must pay Solectron a termination fee of $75,000,000 within one business day after demand by Solectron, if the combination agreement is terminated by Solectron upon the occurrence of a Triggering Event. C-MAC must also pay Solectron the termination fee of $75,000,000 upon termination of the combination agreement by C-MAC if it executes a definitive agreement with respect to a Superior Proposal.

     Further, under the terms of the combination agreement, C-MAC must pay to Solectron a termination fee of $75,000,000 within one business day after demand by Solectron if the combination agreement is terminated by Solectron or C-MAC because C-MAC's securityholders do not approve the arrangement resolution at the C-MAC special meeting, and:

     - after August 8, 2001 and prior to the termination of the combination agreement, an Acquisition Proposal shall have been publicly announced or generally disclosed by C-MAC or the relevant third party and within nine months following the termination of the combination agreement, a Company Acquisition is consummated or C-MAC enters into an agreement or letter of intent with any party providing for a Company Acquisition; or

     - after August 8, 2001 and prior to the termination of the combination agreement, an Acquisition Proposal shall have been publicly announced or generally disclosed by C-MAC or the relevant third party and within twelve months following the termination of the combination agreement a Company Acquisition is consummated or C-MAC enters into an agreement or letter of intent providing for a Company Acquisition with such third party.

     Under the terms of the combination agreement, a Company Acquisition consists of any of the following, other than transactions contemplated by the combination agreement:

     - a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving C-MAC pursuant to which the shareholders of C-MAC immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of the transaction;

     - the acquisition or purchase by any person or group, including by way of a tender offer or an exchange offer or issuance by C-MAC of 50% or more of the equity securities of C-MAC, or the right to acquire such securities; or

     - the sale, lease, license or other disposition, by sale, merger or otherwise by C-MAC of assets representing 50% or more of the book or market value of the assets, including the assets of C-MAC's subsidiaries, of C-MAC and its subsidiaries, taken as a whole.

EXTENSION, WAIVER AND AMENDMENT OF THE COMBINATION AGREEMENT

     Solectron and C-MAC may amend the combination agreement before completion of the arrangement by mutual written consent. C-MAC agreed to amend the combination agreement and the plan of arrangement to ensure that the effect of such agreements is maintained following any assignment of rights, interests and obligations of Exchangeco to a permitted Solectron subsidiary.

     Prior to the completion of the arrangement, either Solectron or C-MAC may extend the other party's time for the performance of any of the obligations or other acts under the combination agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other party with any of the agreements or conditions contained in the combination agreement. Such extensions and waivers must be set forth in a written instrument signed by the party granting such extension or waiver.

DEFINITION OF MATERIAL ADVERSE EFFECT

     Under the terms of the combination agreement, a "Material Adverse Effect" with respect to either Solectron or C-MAC means, with respect to any party, any change, event, circumstance or effect that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), financial condition, or results of operations of such party taken as a whole with its subsidiaries, other than any such change, event, circumstance or effect resulting from:

     - the announcement of the execution of the combination agreement or the consummation of the transactions contemplated by the combination agreement;

     - changes, circumstances or conditions generally affecting the industry in which such party operates and not having a disproportionate effect on such party;

     - changes in general economic conditions in the United States or Canada, not having a disproportionate effect on such party; or

     - changes in the trading price for such party's capital stock.

EXPENSES

     Except with respect to the termination fee described above, all fees and expenses incurred in connection with the combination agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the arrangement is consummated. However, Solectron and C-MAC will share equally all out-of-pocket expenses, other than the fees and expenses of attorneys, accountants, investment bankers and other advisors, incurred in the printing and filing of the C-MAC Management Information Circular and Solectron Proxy Statement/Prospectus and the filing or registration with any governmental entity of any documents in connection with the arrangement or related transactions and any amendments or supplements, including registration and filing fees.

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                             TRANSACTION MECHANICS

     The following is a summary of the plan of arrangement. C-MAC securityholders and Solectron stockholders are urged to read the plan of arrangement in its entirety. The plan of arrangement is attached hereto as Annex C.

THE ARRANGEMENT

     Pursuant to the terms of the plan of arrangement, commencing at the effective time of the arrangement, the following events will occur:

          1. Each outstanding C-MAC common share held by a C-MAC shareholder other than:

              - C-MAC common shares in respect of which the holder has exercised dissent rights and is ultimately entitled to be paid the fair value;

              - C-MAC common shares held by Solectron or an affiliate, and

              - C-MAC common shares held by holding companies to which the holding company alternative (described below) applies:

          shall be transferred to Exchangeco in exchange for:

              - 1.755 shares of Solectron common stock; or

              - 1.755 exchangeable shares (and certain ancillary rights); or

              - a combination thereof.

          2. All outstanding shares of a holding company to which the holding company alternative (described below) applies held by the shareholder(s) of such a holding company shall be transferred to Exchangeco in exchange for a number of shares of Solectron common stock, exchangeable shares (and certain ancillary rights) or a combination thereof, at the election of such shareholder(s), equal in the aggregate to the number of C-MAC common shares held by such holding company multiplied by 1.755.

          3. Coincident with the share exchange set out in items 1 and 2 above, Solectron, Nova Scotia Company, Callco and Exchangeco shall execute the exchangeable share support agreement and Solectron and Exchangeco and the trustee under the voting and exchange trust agreement shall execute the voting and exchange trust agreement and Solectron shall issue to and deposit with the trustee the special voting share and all rights of holders of exchangeable shares under the voting and exchange trust agreement shall be received by them as part of the property receivable by them under items 1 and 2 above in exchange for their C-MAC common shares exchanged for exchangeable shares.

          4. Each C-MAC option will be exchanged for an option to purchase a number of shares of Solectron common stock equal to the product of 1.755 multiplied by the number of C-MAC common shares subject to such C-MAC option. The replacement option will provide for an exercise price per share of Solectron common stock equal to the exercise price per share of such C-MAC option immediately prior to the effective time of the arrangement divided by 1.755. Except for the accelerated vesting of options granted to certain officers of C-MAC in the event of termination of their employment following the completion of the transaction, all other terms of each C-MAC option will remain unchanged by the arrangement.

     THE RIGHT TO ELECT TO RECEIVE EXCHANGEABLE SHARES WILL BE AVAILABLE ONLY TO REGISTERED HOLDERS OF C-MAC COMMON SHARES THAT ARE CANADIAN RESIDENTS. TO EXERCISE THIS RIGHT, SUCH HOLDER MUST SUBMIT THE APPROPRIATE LETTER OF TRANSMITTAL AND ELECTION FORM, PROPERLY COMPLETED AND DULY EXECUTED, AND ALL OTHER REQUIRED DOCUMENTS, TO THE DEPOSITARY AT THE APPROPRIATE ADDRESS LISTED IN THE LETTER OF TRANSMITTAL AND ELECTION FORM BEFORE 4:00 P.M., MONTREAL TIME, ON NOVEMBER 26, 2001, THE DATE THAT IS TWO BUSINESS DAYS

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

BEFORE THE DATE OF THE C-MAC MEETING. SUCH A HOLDER MAY EXERCISE THIS RIGHT WITH RESPECT TO ALL OR ANY PORTION OF THE HOLDER'S C-MAC COMMON SHARES.

     Any Canadian resident C-MAC shareholder whose shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary and that wishes to receive exchangeable shares, should contact that intermediary for instruction and assistance in making an election and in delivering share certificates representing those C-MAC common shares.

     Based on the 1.755 exchange ratio and the number of C-MAC common shares outstanding on October 19, 2001, the former holders of C-MAC common shares will hold an aggregate of approximately 151,495,770 exchangeable shares and shares of Solectron common stock. Assuming all C-MAC common shares are exchanged for Solectron common stock and that none of the C-MAC options are exercised prior to the completion of the transaction and based upon the number of C-MAC common shares and shares of Solectron common stock outstanding as of October 19, 2001, immediately following completion of the transaction, existing C-MAC shareholders would hold approximately 23% of the outstanding shares of Solectron common stock.

THE HOLDING COMPANY ALTERNATIVE

     The plan of arrangement provides that C-MAC shareholders who hold C-MAC common shares indirectly through a holding company and who meet the conditions described below have the option of having Exchangeco acquire the shares of such holding company instead of the C-MAC common shares owned by such holding company. Under this "holding company alternative" and pursuant to the terms of the plan of arrangement, all the shares of the holding company held by a C-MAC shareholder will be transferred to Exchangeco in exchange for a number of exchangeable shares (and certain ancillary rights) and/or shares of Solectron common stock, at the election of the C-MAC shareholder, equal in the aggregate to the number of C-MAC common shares held by the holding company multiplied by the exchange ratio (subject to adjustment for fractional shares). The shareholder(s) of the holding company will receive the identical consideration that would otherwise have been received by the holding company on the arrangement.

     THE HOLDING COMPANY ALTERNATIVE MAY REQUIRE A C-MAC SHAREHOLDER TO IMPLEMENT A COMPLEX CORPORATE STRUCTURE THROUGH WHICH TO HOLD C-MAC COMMON SHARES. THE HOLDING COMPANY ALTERNATIVE WILL HAVE INCOME TAX CONSEQUENCES TO A PARTICULAR C-MAC SHAREHOLDER WHICH ARE NOT DESCRIBED HEREIN. C-MAC SHAREHOLDERS WISHING TO AVAIL THEMSELVES OF THE HOLDING COMPANY ALTERNATIVE SHOULD CONSULT THEIR OWN TAX AND LEGAL ADVISORS.

     THE GENERAL PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY C-MAC SHAREHOLDERS BY MEANS OF A LETTER OF TRANSMITTAL AND ELECTION FORM MAY NOT BE USED BY C-MAC SHAREHOLDERS WHO HOLD C-MAC COMMON SHARES INDIRECTLY THROUGH A HOLDING COMPANY AND WHO CHOOSE TO PARTICIPATE IN THE ARRANGEMENT THROUGH THE HOLDING COMPANY ALTERNATIVE.

     A C-MAC shareholder will be permitted to avail itself of the holding company alternative provided that all of the following terms and conditions are satisfied:

      (i) the C-MAC shareholder advises C-MAC in writing c/o General Trust of Canada at 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7, facsimile number (514) 871-3673, at or prior to 4:00 p.m. (Montreal time) not later than November 9, 2001, that it wishes to avail itself of the holding company alternative;

      (ii) each shareholder of the holding company is a Canadian resident for purposes of the Income Tax Act (Canada) which holding company was incorporated under the Canada Business Corporations Act after August 8, 2001;

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

      (iii) the C-MAC shareholder and its holding company enter into a holding company participation agreement (described below) with, among others, Exchangeco, in a form required by Solectron;

      (iv) the C-MAC shareholder properly completes and duly executes and delivers a holding company letter of transmittal and election form (in a form to be provided by Solectron) in respect of the holding company shares and the C-MAC common shares held by the holding company, together with the certificate(s) representing the holding company shares and the C-MAC common shares held by the holding company;

      (v) the C-MAC shareholder provides C-MAC, Solectron, Exchangeco and others with an indemnity and security satisfactory to Solectron in respect of the C-MAC shareholder's indemnification obligations under the holding company participation agreement;

      (vi) the C-MAC shareholder and its holding company agree that the rights and obligations of Exchangeco under the holding company participation agreement will terminate if the transaction is not completed in accordance with the combination agreement and the plan of arrangement; and

     (vii) the holding company does not declare or pay any dividends (other than stock dividends) or effect other redemptions or distributions, except that in the event that the holding company receives any dividend from C-MAC, the holding company will declare and pay a dividend and/or redeem shares in the same amount and form immediately following the receipt of the dividend by the holding company and prior to the effective date, provided that the holding company participation agreement (referred to in (iii) above) together with any accompanying required documentation must be returned, properly completed, to General Trust of Canada at or prior to 4:00 p.m. (Montreal time) on November 21, 2001 at 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7, facsimile number (514) 871-3673.

     The C-MAC shareholder shall prepare and file, at its own cost and expense, all tax returns of the holding company in respect of all periods ending on or prior to the effective date, subject to Exchangeco's right to approve all such returns as to form and substance.

     A holding company may have one or two shareholders. Where a holding company has two shareholders, the shareholders will jointly and severally make the representations and warranties, and provide the covenants and indemnities, as set out in the holding company participation agreement.

     The form of holding company participation agreement referred to in (iii) above contains, in addition to the usual and customary representations and warranties, certain representations and warranties that a C-MAC shareholder (or both shareholders of a holding company, if it has two shareholders) must make in respect of its holding company, to the effect that the holding company (i) is a taxable Canadian corporation for all purposes of the Income Tax Act (Canada),
(ii) is incorporated after August 8, 2001 and validly existing in good standing under the Canada Business Corporations Act, (iii) has one or two shareholders (provided that two or more shareholders holding shares of such holding company jointly shall be considered to be one shareholder for this purpose), (iv) has no assets other than C-MAC common shares and no liabilities of any kind (contingent or otherwise) and (v) is not a party to nor bound by any agreement, commitment or undertaking of any nature whatsoever other than as specifically provided in the holding company participation agreement.

     The form of holding company participation agreement will also provide for:

     - the payment by the C-MAC shareholder of all costs and expenses incurred in connection with any transaction relating to the holding company alternative by C-MAC, Solectron, Nova Scotia Company, Callco, Exchangeco or any holding company;

     - an indemnity in favour of C-MAC, Solectron, Nova Scotia Company, Callco, Exchangeco, and any holding company from all claims, demands, proceedings, losses, damages, liabilities, deficiencies, taxes, costs and expenses suffered or incurred by C-MAC, Solectron, Nova Scotia Company, Callco, Exchangeco, or any holding company (and their directors, officers, employees and agents and their advisors), in connection with the holding company alternative as a result of:

          -- any breach by the C-MAC shareholder or vendor of holding company shares of any representation, warranty, obligation or covenant of the C-MAC shareholder or vendor of holding company shares;

          -- any liability sustained, incurred, assumed or acquired by the holding company on or before the effective time; and

          -- any liability that would not have been sustained, suffered or incurred by C-MAC, Solectron, Nova Scotia Company, Callco or Exchangeco but for the completion of the holding company alternative;

     - a release of C-MAC, Solectron, Nova Scotia Company, Callco and Exchangeco (and their respective directors, officers, employees and agents and their advisors) from all liabilities suffered or incurred as a result of certain information provided by any of them to the C-MAC shareholder in connection with the holding company alternative; and

     - such other terms and conditions as Solectron may reasonably require.

     C-MAC SHAREHOLDERS WHO WISH TO AVAIL THEMSELVES OF THE HOLDING COMPANY ALTERNATIVE MAY OBTAIN COPIES OF THE HOLDING COMPANY PARTICIPATION AGREEMENT AND THE HOLDING COMPANY LETTER OF TRANSMITTAL AND ELECTION FORM FROM GENERAL TRUST OF CANADA AT 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, CANADA H3B 2G7, FACSIMILE NUMBER (514) 871-3673 UPON REQUEST.

SHARE CERTIFICATES

     At or promptly after the effective time of the arrangement, Exchangeco shall deposit with General Trust of Canada, for the benefit of C-MAC shareholders who will receive Solectron common stock in connection with the arrangement, certificates representing the Solectron common stock issued pursuant to the plan of arrangement in exchange for the C-MAC common shares or holding company shares, if any, of such C-MAC shareholders. Upon surrender to the depositary of a certificate which, immediately prior to the effective time of the arrangement, represented one or more C-MAC common shares or holding company shares that were exchanged for Solectron common stock under the arrangement, together with other required documents, a C-MAC shareholder will be entitled to receive a certificate representing that number of shares of Solectron common stock which such C-MAC shareholder has the right to receive.

     At or promptly after the effective time of the arrangement, Exchangeco shall deposit with General Trust of Canada, for the benefit of C-MAC shareholders who will receive exchangeable shares in connection with the arrangement, certificates representing the exchangeable shares issued pursuant to the plan of arrangement in exchange for the C-MAC common shares or holding company shares, if any, of such C-MAC shareholders. Upon surrender to General Trust of Canada of a certificate which, immediately prior to the effective time of the arrangement, represented one or more C-MAC common shares or holding company shares that were exchanged for exchangeable shares under the arrangement, together with other required documents, a C-MAC shareholder will be entitled to receive a certificate representing that number of exchangeable shares which such C-MAC shareholder has the right to receive.

     C-MAC shareholders are advised to review carefully the information under the heading "Procedures for Exchange of Share Certificates by Shareholders" in the enclosed supplement to this document for a more detailed description of the procedures to be followed by C-MAC shareholders in order to obtain certificates representing the exchangeable shares or the shares of Solectron common stock issuable in the arrangement.

     C-MAC shareholders whose C-MAC common shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those C-MAC common shares.
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FRACTIONAL SHARES

     No fractional exchangeable shares or fractional shares of Solectron common stock will be delivered pursuant to the arrangement. In lieu of any such fractional securities:

     - each C-MAC shareholder otherwise entitled to a fractional interest in an exchangeable share will receive a cash payment equal to such C-MAC shareholder's pro rata portion of the net proceeds after expenses received by General Trust of Canada upon the sale of whole shares representing an accumulation of all fractional interests in exchangeable shares to which all such C-MAC shareholders would otherwise be entitled. General Trust of Canada will sell such exchangeable shares by private sale (including by way of sale through the facilities of The Toronto Stock Exchange) as soon as reasonably practicable following the effective date of the arrangement. The aggregate net proceeds after expenses of such sale will be distributed by General Trust of Canada, pro rata in relation to the respective fractions, among the C-MAC shareholders otherwise entitled to receive fractional interests in exchangeable shares; and

     - each C-MAC shareholder otherwise entitled to a fractional interest in a share of Solectron common stock will receive a cash payment equal to such C-MAC shareholder's pro rata portion of the net proceeds after expenses received by General Trust of Canada upon the sale of whole shares representing an accumulation of all fractional interests in Solectron common stock to which all such C-MAC shareholders would otherwise be entitled. General Trust of Canada will sell such shares of Solectron common stock on the New York Stock Exchange as soon as reasonably practicable following the effective date of the arrangement. The aggregate net proceeds after expenses of such sale will be distributed by General Trust of Canada, pro rata in relation to the respective fractions, among the C-MAC shareholders otherwise entitled to receive fractional interests in shares of Solectron common stock.

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                       DESCRIPTION OF EXCHANGEABLE SHARES

     The following is a summary of the exchangeable share provisions and certain provisions of the exchangeable share support agreement and the voting and exchange trust agreement, all of which C-MAC securityholders and Solectron stockholders are urged to read in their entirety. The exchangeable share provisions are attached to this document as Appendix 1 to the Plan of Arrangement, which is found at Annex C of this document. The exchangeable share support agreement and the voting and exchange trust agreement are attached to this document as Annexes D and E, respectively.

GENERAL

     The exchangeable shares will be issued by Exchangeco. The exchangeable shares (together with certain ancillary rights) are substantially economically equivalent to the shares of Solectron common stock. The exchangeable shares will be exchangeable at any time at the option of the holder on a one-for-one basis for shares of Solectron common stock. On the effective date of the arrangement, Solectron, Exchangeco and a trustee will enter into the voting and exchange trust agreement. By furnishing instructions to the trustee under the voting and exchange trust agreement, holders of the exchangeable shares will be able to exercise essentially the same voting rights with respect to Solectron as they would have if they had exchanged their exchangeable shares for shares of Solectron common stock. Holders of exchangeable shares will also be entitled to receive from Exchangeco dividends payable in U.S. dollars or Canadian dollars that are economically equivalent to any cash dividends paid on Solectron common stock. The exchangeable shares are subject to adjustment or modification in the event of a stock split or other change to the capital structure of Solectron so as to maintain the initial one-to-one relationship between the exchangeable shares and the Solectron common stock.

VOTING, DIVIDEND AND LIQUIDATION RIGHTS

  Voting Rights with Respect to Exchangeco

     Except as required by law or under the exchangeable share support agreement, the terms of the exchangeable share provisions or the voting and exchange trust agreement, the holders of exchangeable shares are not entitled as such to receive notice of or to attend any meeting of shareholders of Exchangeco or to vote at any such meeting.

  Voting Rights with Respect to Solectron

     Pursuant to the voting and exchange trust agreement, Solectron will issue the special voting share to a trustee for the benefit of the holders (other than Solectron, its subsidiaries and any entities directly or indirectly controlled by or under common control with Solectron) of the exchangeable shares. The special voting share will have a number of votes, which may be cast at any meeting at which Solectron stockholders are entitled to vote, equal to the number of votes that the holders of exchangeable shares outstanding from time to time (other than exchangeable shares held by Solectron, its subsidiaries and any entities directly or indirectly controlled by or under common control with Solectron) would be entitled to if all such exchangeable shares were exchanged by the holders thereof for Solectron common stock pursuant to the terms of the exchangeable shares.

     Each holder of an exchangeable share (other than Solectron and its affiliates) on the record date for any meeting at which Solectron stockholders are entitled to vote will be entitled to instruct the trustee to exercise that number of the votes attached to the special voting share represented by the exchangeable shares held by such holder. The trustee will exercise each vote attached to the special voting share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder may, upon instructing the trustee, obtain a proxy from the trustee entitling the holder to vote directly at the relevant meeting the votes attached to the special voting share to which the holder is entitled. In connection with each meeting, to the extent that the trustee has not, upon such instructions, signed and delivered to holders proxies as aforesaid, the trustee shall exercise its voting rights as holder of the special voting share either by proxy or in person.

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     The trustee will send to the holders of the exchangeable shares the notice of each meeting at which the Solectron stockholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the trustee to exercise his or her portion of the votes attaching to the special voting share. Such mailing by the trustee shall commence on the same day as Solectron sends such notice and materials to the Solectron stockholders. The trustee will also send to the holders of exchangeable shares copies of all information statements, interim and annual financial statements, reports and other materials sent by Solectron to the Solectron stockholders at the same time as such materials are sent to the Solectron stockholders. To the extent such materials are provided to the trustee by Solectron, the trustee will also send to the holders all materials sent by third parties to Solectron stockholders, including dissident proxy circulars and take-over bid and exchange offer circulars, as soon as reasonably practicable after such materials are delivered to the trustee.

     All rights of a holder of exchangeable shares to instruct the trustee to exercise votes attached to the special voting share will cease upon the exchange (whether by redemption, retraction or liquidation, or through the exercise of the call rights) of all of such holder's exchangeable shares for Solectron common stock.

     In accordance with the terms of the exchangeable share support agreement, Solectron and its affiliates will not exercise any voting rights with respect to any exchangeable shares held by it or its affiliates, although it will appoint proxyholders with respect to such exchangeable shares for the sole purpose of attending meetings of the holders of exchangeable shares in order to be counted as part of the quorum for such meetings.

  Dividend Rights

     Holders of exchangeable shares will be entitled to receive, subject to applicable law, dividends:

     - in the case of a cash dividend declared on the Solectron common stock, in an amount in cash for each exchangeable share corresponding to the cash dividend declared on each share of Solectron common stock;

     - in the case of a stock dividend declared on the Solectron common stock to be paid in Solectron common stock, in such number of exchangeable shares for each exchangeable share as is equal to the number of shares of Solectron common stock to be paid on each share of Solectron common stock unless in lieu of such stock dividend Exchangeco elects to effect a corresponding and contemporaneous and economically equivalent subdivision of the exchangeable shares; or

     - in the case of a dividend declared on the Solectron common stock in property other than cash or Solectron common stock, in such type and amount of property as is the same as, or economically equivalent to, the type and amount of property declared as a dividend on each share of Solectron common stock.

     These dividends are the only dividends to which holders of exchangeable shares will be entitled. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as the relevant date for the corresponding dividends on the Solectron common stock. Cash dividends on the exchangeable shares are payable in U.S. dollars or the Canadian dollar equivalent thereof, as determined in accordance with the exchangeable share provisions at the option of Exchangeco. See "The Companies after the Transaction -- Dividend Policy".

  Liquidation Rights With Respect to Exchangeco

     In the event of the liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, holders of the exchangeable shares will have, subject to applicable law, preferential rights to receive from Exchangeco for each exchangeable share held one share of Solectron common stock and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. Upon the occurrence of such liquidation, dissolution, winding-up of Exchangeco or other distribution of the assets of Exchangeco, Callco will have
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an overriding liquidation call right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by Solectron and its affiliates) from the holders thereof for consideration per exchangeable share consisting of one share of Solectron common stock and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     In the event Exchangeco institutes, consents to or fails to contest in good faith within 30 days any bankruptcy, insolvency or winding-up proceedings, admits in writing its inability to pay its debts generally as they become due, takes certain other actions indicating insolvency or fails for solvency reasons to redeem exchangeable shares upon being required to redeem such shares by the holder, then each holder of exchangeable shares (other than Solectron and its affiliates) will be entitled to instruct the trustee under the voting and exchange trust agreement to require Solectron to purchase from the holder any or all of the exchangeable shares held by such holder for consideration per exchangeable share consisting of one share of Solectron common stock and (to the extent not paid by Exchangeco on the designated payment date) an amount in cash equal to the declared and unpaid dividends on one exchangeable share. As soon as practicable following the occurrence of one of the insolvency events described in the preceding sentence, or any event which may, with the passage of time and/or the giving of notice, become such an insolvency event, Exchangeco or Solectron will give written notice thereof to the trustee. As soon as practicable thereafter, the trustee will then notify each holder of exchangeable shares of such event or potential event and will advise the holder of its rights described in this paragraph.

  Liquidation Rights With Respect to Solectron

     In order for the holders of the exchangeable shares to participate on a pro rata basis with the holders of Solectron common stock, on the fifth business day prior to the effective date of certain specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Solectron among its stockholders for the purpose of winding-up its affairs, each exchangeable share (other than those held by Solectron and its affiliates) will automatically be exchanged for consideration per exchangeable share consisting of one share of Solectron common stock and (to the extent not paid by Exchangeco on the designated payment date) an amount in cash equal to the declared and unpaid dividends on one exchangeable share pursuant to the voting and exchange trust agreement. Upon a holder's request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instruments of transfer as Solectron may reasonably require, Solectron will deliver to such holder certificates representing an equivalent number of shares of Solectron common stock. For a description of certain Solectron obligations with respect to the dividend and liquidation rights of the holders of exchangeable shares, see "Description of Exchangeable
Shares -- Solectron Support Obligation" below.

OPTIONAL REDEMPTION BY HOLDERS

     Holders of the exchangeable shares will be entitled at any time following the effective time of the arrangement to retract (i.e., require Exchangeco to redeem), subject to the exercise by Callco of its retraction call right, any or all of the exchangeable shares held by such holder for consideration per exchangeable share equal to one share of Solectron common stock and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. Holders of the exchangeable shares may effect such retraction by presenting:

     - a certificate or certificates to Exchangeco or the transfer agent for the exchangeable shares representing the number of exchangeable shares the holder desires to retract;

     - a duly executed retraction request indicating the number of exchangeable shares the holder desires to retract and the retraction date, and acknowledging the retraction call right; and

     - such other documents as may be required to effect the retraction of the retracted shares.

     A holder making a retraction must specify a retraction date which is not less that 10 business days nor more than 15 business days after the date upon which the retraction request is made by the holder. In

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the event that a holder of exchangeable shares exercises the right to require
Exchangeco to redeem any of its exchangeable shares, Callco will have an overriding retraction call right to purchase all but not less than all of those exchangeable shares, for consideration per exchangeable share consisting of one share of Solectron common stock and (to the extent not paid by Exchangeco on the designated payment date) an amount in cash equal to the declared and unpaid dividends on one exchangeable share. Upon receipt of a retraction request, Exchangeco will immediately notify Callco of the retraction request. Callco must then advise Exchangeco within five business days as to whether the retraction call right will be exercised. If Callco does not so advise Exchangeco, Exchangeco will notify the holder as soon as possible thereafter that Callco will not exercise its overriding retraction call right. If Callco advises Exchangeco that Callco will exercise the retraction call right within such five business day period, then provided the retraction request is not revoked by the holder as described below, the retraction request shall be considered only to be an offer by the holder to sell the exchangeable shares it requested to have redeemed to Callco in accordance with its overriding retraction call right.

     A holder may revoke its retraction request, in writing, at any time prior to the close of business on the business day preceding the retraction date, in which case the relevant exchangeable shares will neither be purchased by Callco nor redeemed by Exchangeco. If a holder does not revoke its retraction request, on the contemplated date of retraction, the relevant exchangeable shares will be purchased by Callco or redeemed by Exchangeco, as the case may be, in each case as set out above.

     If, as a result of solvency requirements or applicable law, Exchangeco is not permitted to redeem all of the exchangeable shares that the holder requires to be redeemed, Exchangeco will redeem only those exchangeable shares of the holder (rounded down to a whole number of shares) as would not be contrary to such provisions of applicable law. The trustee, on behalf of the holder of any exchangeable share not so redeemed by Exchangeco and not purchased by Callco through the exercise of its retraction call right, will be entitled to require Solectron to purchase such exchangeable shares not redeemed for the same consideration per exchangeable share as described above under -- "Liquidation Rights with Respect to Exchangeco".

MANDATORY REDEMPTION BY EXCHANGECO AND SOLECTRON CALL RIGHT

     The "redemption date" is the date established by the board of directors of Exchangeco for the redemption by Exchangeco of all of the outstanding exchangeable shares, which will not be earlier than the seventh anniversary of the effective date of the arrangement unless:

     - at any time after the fifth anniversary of the effective date of the arrangement, there are then outstanding exchangeable shares constituting fewer than 30% of the actual number of the exchangeable shares issuable as determined at the election deadline in respect of the arrangement (other than exchangeable shares held by Solectron and its affiliates), provided that such number may be adjusted by the board of directors of Exchangeco in certain circumstances described in the exchangeable share provisions, in which case the board of directors of Exchangeco may accelerate the redemption date to an earlier date upon at least 60 days prior notice to the holders of the exchangeable shares and the trustee under the voting and exchange trust agreement;

     - at any time, there are then outstanding exchangeable shares constituting fewer than 10% of the actual number of exchangeable shares issuable as determined at the election deadline in respect of the arrangement (other than exchangeable shares held by Solectron and its affiliates), provided that such number may be adjusted by the board of directors of Exchangeco in certain circumstances described in the exchangeable share provisions, in which case the board of directors of Exchangeco may accelerate the redemption date to an earlier date upon at least 60 days prior notice to the holders of the exchangeable shares and the trustee under the voting and exchange trust agreement;

     - upon the occurrence of any merger, amalgamation, arrangement, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Solectron, or any proposal to do so, provided that the board of directors of Exchangeco determines (A) that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares
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

       in connection with the transaction described in this bullet point and (B) such transaction involves a bona fide third party, is not for the primary purpose of causing a redemption date, and that the redemption of the exchangeable shares is necessary to enable the completion of the transaction described in this bullet point, in which case the redemption date will be such date as determined by the board of directors of Exchangeco;

     - each of the following occurs: (1) a matter arises on which the holders of exchangeable shares are entitled to vote as shareholders of Exchangeco (other than a matter described in the next bullet point); (2) the board of directors of Exchangeco has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the redemption date) in any other commercially reasonable manner that does not result in the holders of exchangeable shares being entitled to vote as shareholders of Exchangeco and (3) the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of the holders of exchangeable shares to approve or disapprove, as applicable, the matter, in which case the redemption date will be the business day following the date on which the holders of exchangeable shares failed to take the necessary action; or

     - each of the following occurs: (1) a matter arises on which the holders of exchangeable shares are entitled to vote as shareholders of Exchangeco in order to approve any change to or in the rights of the holders of the exchangeable shares; (2) the change is necessary to maintain the economic equivalence of the exchangeable shares and the Solectron common stock; and (3) the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of the holders of exchangeable shares to approve or disapprove, as applicable, the change, in which case the redemption date will be the business day following the date on which the holders of exchangeable shares failed to take the necessary action.

     On the redemption date, and subject to applicable law and the overriding redemption call right, as discussed below, Exchangeco will redeem all but not less than all of the then outstanding exchangeable shares (other than those held by Solectron or its affiliates) for consideration per exchangeable share consisting of one share of Solectron common stock and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. Exchangeco will, at least 60 days prior to the redemption date, or such number of days as the board of directors of Exchangeco may determine to be reasonably practicable under the circumstances in respect of a redemption date arising in connection with, among other events, the events described in the third, fourth and fifth bullet points above, provide the registered holders of the exchangeable shares with written notice of the proposed redemption of the exchangeable shares by Exchangeco or the purchase of the exchangeable shares by Callco pursuant to the redemption call right described below.

     Callco will have an overriding redemption call right to purchase on the redemption date all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by Solectron and its affiliates) for consideration per exchangeable share consisting of one share of Solectron common stock and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. Upon the exercise of such overriding redemption call right, holders will be obligated to sell their exchangeable shares to Callco. If Callco exercises the redemption call right, Exchangeco's right and obligation to redeem the exchangeable shares on such redemption date will terminate.

     In the event of certain changes in Canadian federal and Quebec tax law, Solectron will have the right to purchase or cause Callco to purchase all of the exchangeable shares then outstanding (other than exchangeable shares held by Solectron and its affiliates) prior to the seventh anniversary of the effective date. Solectron may exercise this call right if it delivers to the trustee an opinion of counsel stating that there has been a change to the Income Tax Act (Canada) and applicable Quebec provincial income tax legislation to the effect that a sale by beneficial owners of exchangeable shares (other than Solectron and its affiliates) who are Canadian residents and hold their exchangeable shares as capital property of exchangeable shares to Solectron or Callco, as the case may be, pursuant to Solectron's call right, will

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

qualify as a tax-deferred transaction for purposes of the Income Tax Act (Canada) and applicable Quebec provincial income tax legislation.

RANKING

     The exchangeable shares will be entitled to a preference over the common shares of Exchangeco, the class A non-voting shares and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco, among its shareholders for the purpose of winding-up its affairs.

CERTAIN RESTRICTIONS

     Without the approval of the holders of the exchangeable shares as set forth below under "Description of Exchangeable Shares -- Amendment and Approval", Exchangeco will not:

     - pay any dividends on the common shares of Exchangeco, or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in common shares of Exchangeco, or any such other shares ranking junior to the exchangeable shares, as the case may be;

     - redeem, purchase or make any capital distribution in respect of common shares of Exchangeco, or any other shares ranking junior to the exchangeable shares;

     - redeem or purchase any other shares of Exchangeco ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or

     - issue any exchangeable shares, or any shares of Exchangeco ranking equally with, or superior to, the exchangeable shares, other than (i) pursuant to any shareholder rights plan adopted by Exchangeco, or (ii) by way of stock dividend to the holders of exchangeable shares.

     These restrictions will not apply at any time when all dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on the Solectron common stock have been declared and paid in full.

AMENDMENT AND APPROVAL

     The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the exchangeable shares will be deemed to have been sufficiently given if given in accordance with applicable law subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of the holders of exchangeable shares duly called and held at which holders of at least 20% of the then outstanding exchangeable shares are present or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than five days later) as may be designated by the Chairman of such meeting. At such adjourned meeting, the holders of exchangeable shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution will constitute the approval or consent of the holders of the exchangeable shares.

EXCHANGEABLE SHARE RIGHTS

     Prior to the effective time of the arrangement, Exchangeco will adopt an exchangeable share rights plan substantially equivalent to the Solectron rights agreement. Pursuant thereto, each exchangeable share issued in the arrangement will have an associated exchangeable share right entitling the holder of such

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exchangeable share right to acquire additional exchangeable shares on terms and conditions substantially the same as the terms and conditions upon which a holder of the Solectron common stock is entitled to acquire Solectron Series A preferred stock under the Solectron rights agreement (with the definitions of beneficial ownership, the calculation of percentage ownership and the number of shares outstanding and related provisions applying, as appropriate, to Solectron common stock and exchangeable shares as though they were the same security). The exchangeable share rights are intended to have characteristics essentially equivalent in economic effect to the Solectron rights. See "Solectron Capital Stock -- Series A Participating Preferred Stock and Rights Agreement".

SOLECTRON SUPPORT OBLIGATION

     Pursuant to the exchangeable share support agreement, Solectron will make the following covenants for so long as any exchangeable shares (other than exchangeable shares owned by Solectron or its affiliates) remain outstanding:

     - Solectron will not declare or pay dividends on the Solectron common stock unless Exchangeco is able to declare and pay and simultaneously declares or pays, as the case may be, an equivalent dividend on the exchangeable shares (or if the dividend is a stock dividend, in lieu thereof Exchangeco effects an economically equivalent subdivision of the outstanding exchangeable stock);

     - Solectron will advise Exchangeco in advance of the declaration of any dividend on the Solectron common stock and ensure that the declaration date, record date and payment date for dividends on the exchangeable shares are the same as those for the corresponding dividend on the Solectron common stock;

     - Solectron will ensure that the record date for any dividend declared on the Solectron common stock is not less than ten business days after the declaration date of such dividend;

     - Solectron will take all actions and do all things reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to perform its obligations arising upon the liquidation, dissolution or winding-up or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, in the event of a retraction demand by a holder of exchangeable shares or a redemption of exchangeable shares on the redemption date, as the case may be, including all actions and things as are reasonably necessary or desirable to enable and permit Exchangeco to deliver Solectron common stock to the holders of exchangeable shares and cash in respect of declared and unpaid dividends;

     - Solectron will take all actions and do all things reasonably necessary or desirable to perform its obligations upon exercise of the right of Solectron to purchase the exchangeable shares, and enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of its overriding call rights or the exercise by Solectron of the Solectron call right, including all such actions and things as are reasonably necessary or desirable to enable and permit Callco to deliver Solectron common stock to the holders of exchangeable shares and cash in respect of declared and unpaid dividends where obligated to do so; and

     - Solectron will ensure that Callco does not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of Exchangeco nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Exchangeco.

     The exchangeable share support agreement and the exchangeable share provisions provide that, without the prior approval of Exchangeco and the holders of the exchangeable shares given in the manner set forth above under "Description of Exchangeable Shares -- Amendment and Approval", Solectron will not issue or distribute additional Solectron common stock, securities exchangeable for or convertible into or carrying rights to acquire Solectron common stock, rights, options or warrants to subscribe therefor, evidences of indebtedness or other assets, to all or substantially all holders of Solectron common stock, nor
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shall Solectron change the Solectron common stock, unless the same or an economically equivalent distribution on or change to the exchangeable shares (or in the rights of the holders thereof) is made simultaneously. The Exchangeco board of directors will determine in good faith and in its sole discretion whether any corresponding distribution on or change to the exchangeable shares is the same as or economically equivalent to any proposed distribution on or change to the Solectron common stock and its determination is conclusive and binding. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the Solectron common stock which is recommended by the Solectron board of directors and in connection with which the exchangeable shares are not redeemed by Exchangeco or purchased by Callco pursuant to its overriding redemption call right, Solectron will use reasonable efforts to take all actions necessary or desirable to enable holders of exchangeable shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of Solectron common stock.

     In order to assist Solectron to comply with its obligations under the exchangeable share support agreement and to permit Callco to exercise its overriding call rights, Exchangeco is required to notify Solectron and Callco of the occurrence of certain events, such as the liquidation, dissolution or winding-up of Exchangeco, and Exchangeco's receipt of a retraction request from a holder of exchangeable shares.

     Under the exchangeable share support agreement, Solectron has agreed not to exercise any voting rights attached to the exchangeable shares owned by it or any of its affiliates on any matter considered at meetings of holders of exchangeable shares. Solectron has also agreed to use its reasonable best efforts to maintain a listing for the exchangeable shares on a Canadian stock exchange which is a prescribed stock exchange within the meaning of the Income Tax Act (Canada) and to ensure that Exchangeco remains a "public corporation" within the meaning of the Income Tax Act (Canada).

     With the exception of administrative changes for the purpose of adding covenants of any or all parties, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Solectron, Exchangeco, Nova Scotia Company and Callco are of the opinion that such amendments are not prejudicial to the interests of the holders of the exchangeable shares), the exchangeable share support agreement may not be amended without the approval of the holders of the exchangeable shares given in the manner set forth above under "Description of Exchangeable Shares -- Amendment and Approval".

WITHHOLDING

     Solectron, Exchangeco, Callco, the transfer agent for the exchangeable shares and the trustee under the voting and exchange trust agreement will be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of exchangeable shares (including upon an exchange or transfer of exchangeable shares for Solectron common stock) or shares of Solectron common stock, any amount it is required (or entitled under section 116 of the Income Tax Act (Canada) or the corresponding provisions of any applicable provincial law) to withhold pursuant to applicable tax laws. To the extent amounts are so withheld, such withheld amounts are treated as having been paid to the holder in respect of which the amounts were withheld, provided the withheld amounts are remitted to the appropriate tax authority. If the amount of any consideration deducted or withheld exceeds the cash portion of the consideration that is otherwise payable to the holder of exchangeable shares or shares of Solectron common stock, Solectron, Exchangeco, Callco, the transfer agent for the exchangeable shares or the trustee under the voting and exchange trust agreement, whichever the case may be, are authorized to sell such portion of the consideration as is necessary to provide the cash to comply with any remittance obligations of Solectron, Exchangeco, Callco, the transfer agent for the exchangeable shares or the trustee, whichever the case may be, with respect to any amounts deducted or withheld hereunder.

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DISCLOSURE OF INTEREST IN EXCHANGEABLE SHARES

     Exchangeco and the trustee under the voting and exchange trust agreement will be entitled to require any holder of exchangeable shares or any person whom Exchangeco or the trustee knows or has reasonable cause to believe holds any interest in an exchangeable share to confirm that fact or to give such details as to whom has an interest in the exchangeable shares as would be required if the exchangeable shares were a class of "equity shares" of Exchangeco under section 101 of the Securities Act (Ontario) or under section 147.11 of the Securities Act (Quebec) or as would be required under the articles of Solectron or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority of the United States, if the exchangeable shares were shares of Solectron common stock.

TRANSFER AGENT

     The transfer agent and registrar for the exchangeable shares will be General Trust of Canada at its offices located in Montreal, Quebec and Toronto, Ontario.

LISTING

     Exchangeco applied to The Toronto Stock Exchange, and has received conditional approval, to list the exchangeable shares, such listing to be effective prior to the effective date of the arrangement.

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                            SOLECTRON CAPITAL STOCK

     As of the date of this document, Solectron's authorized capital stock consists of 1,601,200,000 shares. Those shares consist of 1,600,000,000 shares designated as common stock, $0.001 par value, and 1,200,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of October 18, 2001, there were approximately 658,763,262 shares of Solectron common stock issued and outstanding.

PREFERRED STOCK

     As of October 18, 2001, there were no shares of preferred stock outstanding. The Solectron board of directors has the authority, without further action by the stockholders, to issue up to 1,200,000 shares of Solectron preferred stock in one or more series and to fix the following terms of the preferred stock:

     - designations, powers, preferences, privileges;

     - relative participating, optional or special rights; and

     - the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

     Any or all of these rights may be greater than the rights of the common stock.

     The Solectron board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Solectron or make it more difficult to remove Solectron's management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

     The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The certificate of designation will specify:

     - the designation of the shares;

     - the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

     - the price and the terms and conditions for redemption, if any, including redemption at Solectron's option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

     - the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding-up of Solectron's affairs;

     - any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

     - the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of Solectron's capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

     - the voting rights; and

     - any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Preferred stock will be fully paid and nonassessable upon issuance.

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SERIES A PARTICIPATING PREFERRED STOCK AND RIGHTS AGREEMENT

     On June 29, 2001, pursuant to a preferred stock rights agreement between Solectron and Fleet National Bank, as rights agent, the Solectron board of directors declared a dividend of one right to purchase one ten-thousandth share of Solectron's Series A participating preferred stock for each outstanding share of Solectron common stock. The dividend was paid on July 30, 2001, to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from Solectron one ten-thousandth of a share of the Series A preferred stock of Solectron at an exercise price of $150, subject to adjustment.

     The following is a summary and general description of the principal terms of the Solectron rights agreement.

  Rights Evidenced by Common Stock Certificates

     The rights will not be exercisable until the distribution date. Certificates for the rights will not be sent to Solectron stockholders and the rights will attach to and trade only together with the Solectron common stock. Accordingly, Solectron common stock certificates outstanding on July 30, 2001 will evidence the rights related thereto, and Solectron common stock certificates issued after July 30, 2001 will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for Solectron common stock, outstanding as of the record date, even without notation or a copy of the summary of rights being attached thereto, also will constitute the transfer of the rights associated with the Solectron common stock represented by such certificate.

  Distribution Date

     The rights will be separate from the Solectron common stock. Rights certificates will be issued and the rights will become exercisable upon the earlier of the tenth day (or such later date as may be determined by the Solectron board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the then-outstanding Solectron common stock, or the tenth business day (or such later date as may be determined by the Solectron board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the then-outstanding Solectron common stock. The earlier of such dates is referred to as the distribution date.

  Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of Solectron common stock as of the close of business on the distribution date, and such separate rights certificate alone will evidence the rights from and after the distribution date. The rights will expire on the earliest of July 30, 2011, or redemption or exchange of the rights as described below.

  Initial Exercise of the Rights

     Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one ten-thousandth share of the Series A preferred stock. In the event that Solectron does not have sufficient Series A preferred stock available for all rights to be exercised, or the Solectron board of directors decides that such action is necessary and not contrary to the interests of rights holders, Solectron may instead substitute cash, assets or other securities for the Series A preferred stock for which the rights would have been exercisable under this provision or as described below.

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  Right to Buy Solectron Common Stock

     Unless the rights are earlier redeemed, in the event that an acquiring person obtains 15% or more of the then-outstanding Solectron common stock, then each holder of a right which has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Solectron common stock having a value equal to two times the purchase price. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by Solectron as set forth below.

  Right to Buy Acquiring Company Common Stock

     Similarly, unless the rights are earlier redeemed, in the event that, after an acquiring person obtains 15% or more of the then-outstanding Solectron common stock, Solectron is acquired in a merger or other business combination transaction, or 50% or more of Solectron's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not yet been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

  Exchange Provision

     At any time after an acquiring person obtains 15% or more of the then outstanding Solectron common stock and prior to the acquisition by such acquiring person of 50% or more of the outstanding Solectron common stock, the Solectron board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one share of Solectron common stock per right.

  Redemption

     At any time on or prior to the close of business on the earlier of the fifth day following the attainment of 15% or more of the then-outstanding Solectron common stock by an acquiring person (or such later date as may be determined by action of Solectron's board of directors and publicly announced by Solectron), or July 30, 2011, Solectron may redeem the rights in whole, but not in part, at a price of $0.001 per right.

  Adjustments to Prevent Dilution

     The purchase price payable, the number of rights, and the number of shares of Solectron Series A preferred stock or Solectron common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by Solectron as set forth in the rights agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

  Cash Paid Instead of Issuing Fractional Shares

     No fractional shares of Solectron common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Solectron common stock on the last trading date prior to the date of exercise.

  No Stockholders' Rights Prior to Exercise

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Solectron (other than any rights resulting from such holder's ownership of Solectron common stock), including, without limitation, the right to vote or to receive dividends.

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  Amendment of Rights Agreement

     The terms of the rights and the rights agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution date. After the distribution date, the terms of the rights and the rights agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders, other than the acquiring person.

  Rights and Preferences of the Solectron Series A Preferred Stock

     Each one ten-thousandth of a share of Solectron Series A preferred stock has rights and preferences substantially equivalent to those of one share of Solectron common stock.

  No Voting Rights

     Rights will not have any voting rights.

  Certain Anti-Takeover Effects

     The rights are designed to protect and maximize the value of the outstanding equity interests in Solectron in the event of an unsolicited attempt by an acquiror to take over Solectron in a manner or on terms not approved by the Solectron board of directors. Takeover attempts frequently include coercive tactics to deprive the Solectron's board of directors and its stockholders of any real opportunity to determine the destiny of Solectron. The rights were declared by the Solectron board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     Subject to the restrictions described above, the rights may be redeemed by Solectron at $0.001 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by the Solectron board of directors.

     However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Solectron deemed undesirable by the Solectron board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire Solectron on terms or in a manner not approved by Solectron's board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

     The rights agreement and the rights will not be affected by the transaction with C-MAC.

SOLECTRON SERIES B PREFERRED STOCK -- SPECIAL VOTING SHARE

     The special voting share of Series B preferred stock of Solectron will be authorized for issuance pursuant to the combination agreement and, pursuant to the arrangement, the special voting share will be issued to the trustee appointed under the voting and exchange trust agreement. The special voting share will be a Series B preferred share of Solectron and will have a par value of $0.001 per share. Except as otherwise required by law or the Solectron certificate of incorporation, the special voting share will be entitled to a number of votes equal to the number of outstanding exchangeable shares of Exchangeco from time to time not owned by Solectron, any of its subsidiaries, or entities directly or indirectly controlled by or under common control with Solectron, which votes may be exercised for the election of directors and on all other matters submitted to a vote of Solectron stockholders. The holders of Solectron common stock and the holder of the special voting share will vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable law or the Solectron certificate of incorporation. The holder of the special voting share will not be entitled to receive dividends from Solectron and, in the event of any liquidation, dissolution or winding-up of Solectron, will receive an amount equal to the par value thereof. At such time as there are no exchangeable shares outstanding not owned by Solectron, any
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of its subsidiaries, or entities directly or indirectly controlled by or under common control with Solectron, and there are no shares of stock, debt, options or other agreements of Exchangeco that could give rise to the issuance of any exchangeable shares to any person (other than Solectron, any of its subsidiaries, or entities directly or indirectly controlled by or under common control with Solectron), the special voting share will be cancelled. See "Description of Exchangeable Shares -- Voting, Dividend and Liquidation Rights".

SOLECTRON COMMON STOCK

     Holders of Solectron common stock are entitled to receive dividends declared by the Solectron board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, Solectron is not paying dividends. Each holder of Solectron common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding-up of Solectron's business, the holders of Solectron common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of Solectron common stock have no preemptive rights and no rights to convert their Solectron common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the Solectron common stock.

     All outstanding shares of Solectron common stock are fully paid and non-assessable.

     The shares of Solectron common stock are listed on the New York Stock Exchange under the symbol "SLR". The transfer agent and registrar for the Solectron common stock is EquiServe Trust Company, N.A.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     Solectron is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

     The Section 203 restrictions do not apply if:

     - the business combination or transaction is approved by Solectron's board of directors before the date the interested stockholder obtained such status;

     - upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the "voting stock") that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares:

      -- owned by directors who are also officers of the target corporation; or

      -- held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

     - on or after the date the interested stockholder obtained such status, the business combination is approved by Solectron's board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Solectron. As a result, Section 203 may discourage attempts to acquire Solectron even though such transaction may offer the stockholders of Solectron the opportunity to sell their stock at a price above the prevailing market price.

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                            EXCHANGECO SHARE CAPITAL

     The following summary of certain provisions of Exchangeco's share capital describes all material provisions of Exchangeco's share capital, but does not purport to be complete and is subject to, and qualified in its entirety by, Exchangeco's articles and bylaws and by the provisions of applicable law.

COMMON SHARES

     The holders of common shares of Exchangeco are entitled to receive notice of and to attend all meetings of the shareholders and are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common shares of Exchangeco. Subject to the prior rights of the holders of any shares ranking senior to the common shares of Exchangeco with respect to priority in the payment of dividends, the holders of common shares of Exchangeco are entitled to receive such dividends as may be declared by the board of directors of Exchangeco out of funds legally available therefor. Holders of common shares of Exchangeco are entitled upon any liquidation, dissolution or winding-up of Exchangeco, subject to the prior rights of the holders of the exchangeable shares or any other shares ranking senior to the common shares, to receive the remaining property and assets of Exchangeco.

     At the effective time of the arrangement, all of the common shares of Exchangeco will be held indirectly by Solectron through Nova Scotia Company and Callco. See "The Companies after the Transaction -- Callco".

EXCHANGEABLE SHARES

     See "Description of Exchangeable Shares" for a summary of certain provisions of the exchangeable shares and see the exchangeable share provisions attached as Appendix 1 to the plan of arrangement, which is attached to this document as Annex C.

CLASS A NON-VOTING SHARES

     The Exchangeco class A non-voting shares will be identical to the Exchangeco common shares with the exception that the Class A non-voting shares will possess no voting rights. The holders of Class A non-voting shares of Exchangeco will not be entitled to receive notice of or attend meetings of the shareholders except as provided by applicable law. Subject to the prior rights of the holders of any shares ranking senior to the Class A non-voting shares of Exchangeco with respect to priority in the payment of dividends, the holders of Class A non-voting shares of Exchangeco will be entitled to receive such dividends as may be declared by the board of directors of Exchangeco out of funds legally available therefor. Holders of class A non-voting shares of Exchangeco will be entitled upon any liquidation, dissolution or winding-up of Exchangeco, subject to the prior rights of the holders of the exchangeable shares or any other shares ranking senior to the common shares, to receive the remaining property and assets of Exchangeco. Class A non-voting shares will rank equally with the common shares with respect to payment of dividends and rights upon liquidation, dissolution or winding-up of Exchangeco.

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                              C-MAC SHARE CAPITAL

     C-MAC's authorized capital is comprised of an unlimited number of common shares without par value, an unlimited number of class "A" preferred shares without par value, an unlimited number of class "B" preferred shares without par value, and an unlimited number of class "C" preferred shares without par value, issuable in series.

     As of October 19, 2001, 86,322,376 C-MAC common shares were issued and outstanding. No class "A" preferred shares, class "B" preferred shares or class "C" preferred shares are currently issued and outstanding.

     The following description is only a summary and is qualified by reference to the complete text set forth in C-MAC's articles of incorporation.

CLASS "A" PREFERRED SHARES

     With the exception of any matters with respect to which they are entitled to vote as a class by law, holders of class "A" preferred shares are not entitled to receive any notice of meetings of C-MAC's shareholders nor to attend or vote thereat. Holders of C-MAC class "A" preferred shares are not entitled to receive any dividends. C-MAC class "A" preferred shares are redeemable at C-MAC's option for a price equal to the consideration, or to the fair market value of the consideration, C-MAC received at the time of their issuance. In the event of liquidation, dissolution or other distribution of the assets of C-MAC, holders of class "A" preferred shares are entitled to receive, equally with holders of class "B" preferred shares, an amount equal to the redemption price.

CLASS "B" PREFERRED SHARES

     With the exception of any matters with respect to which they are entitled to vote as a class by law, holders of C-MAC class "B" preferred shares are not entitled to receive any notice of meetings of C-MAC shareholders nor to attend or vote thereat. Holders of C-MAC class "B" preferred shares are entitled to receive, if and when declared by C-MAC's board of directors, a non-cumulative dividend of 12% per annum. C-MAC class "B" preferred shares are redeemable at C-MAC's option for a price equal to the consideration, or to the fair market value of the consideration, C-MAC received at the time of their issuance. In the event of liquidation, dissolution or other distribution of C-MAC's assets, holders of class "B" preferred shares are entitled to receive, pari passu with holders of class "A" preferred shares, an amount equal to the redemption price.

CLASS "C" PREFERRED SHARES

     The C-MAC class "C" preferred shares are issuable from time to time in one or more series. Subject to C-MAC's articles of incorporation, C-MAC's board of directors may, prior to issue, determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series as well as the number of shares of each series. C-MAC class "C" preferred shares rank prior to the C-MAC common shares but are subordinated to C-MAC class "B" preferred shares with respect to payment of dividends and subordinated to both C-MAC class "A" preferred shares and C-MAC class "B" preferred shares with respect to return of capital in the event of liquidation, dissolution or other distribution of C-MAC's assets. With the exception of any matters with respect to which they are entitled to vote as a class by law, holders of C-MAC class "C" preferred shares are not entitled to vote at any C-MAC shareholders' meetings.

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COMMON SHARES

     Each C-MAC common share entitles the holder thereof to one vote at, receive notice of and attend meetings of C-MAC's shareholders, with the exception of meetings where only the holders of another class or series of shares are entitled to vote. Subject to the prior rights of the holders of preferred shares, holders of C-MAC common shares are entitled to receive any dividends declared on such shares by C-MAC's board of directors and to participate in the distribution of C-MAC's residual assets in the event of liquidation or dissolution of C-MAC or other distribution of C-MAC's assets.

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                      THE COMPANIES AFTER THE TRANSACTION

GENERAL

     Following completion of the arrangement, Solectron will continue to be a corporation governed by the Delaware General Corporation Law and will continue to have its registered office at 777 Gibraltar Drive, Milpitas, California, U.S.A., 95035 (Tel. No. (408) 957-8500). After the consummation of the arrangement, Solectron will indirectly own all of the securities of C-MAC, which will continue to be a corporation governed by the Canada Business Corporations Act. The registered office of C-MAC will be located at 1010 Sherbrooke Street West, Suite 1610, Montreal, Quebec, H3A 2R7. The registered office of Exchangeco will be located at P.O. Box 50, 1 First Canadian Place, Suite 6600, Toronto, Ontario M5X 1B8.

  Exchangeco

     Exchangeco is a direct wholly-owned indirect subsidiary of Solectron. Exchangeco was amalgamated under the laws of New Brunswick effective December 25, 1999 and it is intended that Exchangeco will be continued under the Canada Business Corporations Act prior to the effective date of the arrangement. After the transaction is completed, Exchangeco will be an indirect wholly-owned subsidiary of Solectron. The authorized capital of Exchangeco will consist of an unlimited number of common shares, exchangeable shares and Class A non-voting shares.

  Nova Scotia Company

     Nova Scotia Company is a direct wholly-owned subsidiary of Solectron. Nova Scotia Company is an unlimited liability company incorporated under the laws of Nova Scotia on September 6, 2001 for the sole purpose of participating in the transaction. After the transaction is completed, Nova Scotia Company will continue to be a direct wholly-owned subsidiary of Solectron.

  Callco

     Callco is an indirect wholly-owned subsidiary of Solectron. Callco is a corporation incorporated under the Canada Business Corporations Act on September 6, 2001, for the sole purpose of participating in the transaction. Callco will hold the call rights related to the exchangeable shares (other than Solectron's call right with respect to the exchangeable shares). After the transaction is completed, Callco will continue to be an indirect wholly-owned subsidiary of Solectron. See "The Transaction".

PLANS AND PROPOSALS

     Solectron and C-MAC believe that the transaction will enable the combined companies to create a diversified designer and manufacturer of integrated electronic manufacturing solutions that can benefit from complementary high-end technology capabilities, selected vertical integration and improved access to growth opportunities. See "The Transaction -- Joint Reasons for the Transaction".

     Solectron and C-MAC intend to preserve their respective existing businesses and strategic focus, operating through Solectron, in material business segments in which Solectron and C-MAC currently operate. Solectron expects to maintain a significant presence in both Milpitas, California and Montreal, Quebec. Solectron does not anticipate reductions in the workforces of the two companies directly as a result of the transaction.

     Solectron and C-MAC expect that soon after the acquisition is completed plans will be put into effect that employ the "Selective Vertical Integration"
(SVI) strategy. With SVI the combined company will better be able to offer global end-to-end solutions to OEM's. This should provide a key differentiator as the OEM selects potential EMS Partners.

     Upon the closing of the transaction Solectron intends to explore opportunities for entry into the automotive sector using C-MAC's existing component capability, established relationships, and reputation.
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

     Solectron's strength in supply chain management will be used to achieve cost savings across combined company product and service offerings.

     Through this transaction, Solectron gains another building block for high-end systems by obtaining the capability of manufacturing backplanes. Solectron also gains ability in the production of optical networking components.

     Integration efforts will focus on revenue and profitability enhancement through these additional capabilities and from capturing cost savings inherent in combining public companies. Also, shared service opportunities will be investigated and implemented. Site value proposition evaluation will be undertaken to seek to optimize the cost structure.

DIRECTORS AND OFFICERS

     The combination agreement provides that Solectron shall cause two individuals, mutually agreed upon by Solectron and C-MAC, to be elected to Solectron's board of directors and cause such individuals to be nominated for election to Solectron's board of directors at its next annual meeting of stockholders. The directors elected to Solectron's board of directors will be Dennis Wood, currently Chairman, President and Chief Executive Officer of C-MAC, and C. Wesley M. Scott, currently a director of C-MAC. Following the consummation of the transaction, Solectron's board of directors will consist of eleven members. At each Solectron annual meeting of stockholders, directors are elected for a one-year term.

     The following table sets forth certain information with respect to the proposed executive officers and directors of Solectron immediately following the consummation of the arrangement and their beneficial share ownership and percentage of shares beneficially owned of Solectron on a pro forma basis:

                                                                                  APPROXIMATE
NAME                                                       AMOUNT OWNED(1)    PERCENTAGE OWNED(24)
----                                                       ---------------    --------------------
Dennis Wood..............................................    15,066,239(2)            1.86%
Ajay B. Shah.............................................     7,089,144(3)               *
Lin Chien................................................     2,701,110(4)               *
Dr. Koichi Nishimura.....................................     1,365,602(5)               *
Dr. Winston H. Chen......................................     1,267,124(6)               *
Susan S. Wang............................................     1,031,810(7)               *
Charles A. Dickinson.....................................       372,712(8)               *
Dr. Saeed Zohouri........................................       235,240(9)               *
Dr. Paul R. Low..........................................       213,124(10)              *
Daniel Perez.............................................       157,089(11)              *
Dr. Kenneth E. Haughton..................................       134,124(12)              *
Richard A. D'Amore.......................................       117,124(13)              *
Kevin R. Burns...........................................       115,121(14)              *
Heinz Fridrich...........................................        83,124(15)              *
David Kynaston...........................................        78,786(16)              *
Osamu Yamada.............................................        51,124(17)              *
William A. Hasler........................................        45,124(18)              *
C. Wesley M. Scott.......................................         1,755                  *
Kiran Patel..............................................         5,000(19)              *
Massued Behrouzi.........................................       417,493(20)              *
Alejandro Gomez-Montoy...................................        38,311(21)              *
William Mitchell.........................................        36,064(22)              *
George Moore.............................................        15,755(23)              *
All directors and executive officers as a group (23
  persons)...............................................    30,632,163               3.78%

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

---------------
  *  Less than one percent (1%).

 (1) Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Solectron common stock subject to options held by that person that will be exercisable within 60 days of October 1, 2001, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Based on the number of C-MAC shares held by Mr. Wood as of October 1, 2001. Includes 844,200 shares of C-MAC issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (3) Includes 11,290 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (4) Includes 5,936 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (5) Includes 988,596 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (6) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (7) Includes 422,468 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (8) Includes 69,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (9) Includes 235,240 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(10) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(11) Includes 154,412 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(12) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(13) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(14) Includes 108,925 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(15) Includes 79,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(16) Includes 78,786 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(17) Includes 50,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(18) Includes 33,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(19) Includes 5,000 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(20) Includes 331,132 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.
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

(21) Includes 38,311 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(22) Includes 34,817 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(23) Includes 15,128 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(24) Based on the projected number of shares of Solectron common stock that would be outstanding after taking into account the approximate number of shares to be issued pursuant to the C-MAC transaction. Includes shares of Solectron common stock outstanding as of October 3, 2001 and shares of Solectron common stock to be issued based on the number of C-MAC common shares outstanding as of October 3, 2001.

     MR. DENNIS WOOD is a co-founder of C-MAC. It is intended that Mr. Wood will become a director of Solectron on or about the effective time of the arrangement. Mr. Wood has been a director of C-MAC since 1985 and has been Chairman of the Board of Directors and President since 1987 and Chief Executive Officer since 1992. Prior to joining C-MAC, Mr. Wood managed numerous businesses, including Berkeley Wallcoverings Inc. Mr. Wood is a director of General Trust of Canada, Maax Inc., Groupe Bocenor Inc., Investissements Novacap Inc., Blue Mountain Wallcoverings Inc. and Export Development Corporation.

     MR. AJAY B. SHAH is an Executive Vice President and has served as President and Chief Executive Officer of Solectron Technology Solutions since 1999. Prior to Solectron, Mr. Shah served as the President and Chief Executive Officer at SMART Modular Technologies, Inc. since 1988. Mr. Shah co-founded SMART Modular Technologies, Inc. Prior to launching SMART, Mr. Shah held strategic marketing management and product line management positions at Samsung Semiconductor, Inc., and at Advanced Micro Devices.

     MR. LIN CHIEN is an Executive Vice President and has served as President of Solectron Asia since September 1, 2001. Prior to Solectron, Mr. Chien served as Chief Executive Officer of NatSteel Electronics Ltd (NEL) since 1993. Prior to NEL, Mr. Chien held a variety of operational, engineering and management positions with General Instruments of Taiwan, General Electric and SCI Systems.

     DR. KOICHI NISHIMURA has served as Chairman of the Board since 1996, Chief Executive Officer since 1992 and President since 1990. He was Co-Chief Executive Officer from 1991 to 1992 and Chief Operating Officer from 1988 to 1991. He was elected a director of the Board of Directors of Solectron in 1991. From 1964 to 1988, Dr. Nishimura was with International Business Machines Corporation in various technology and management positions. Dr. Nishimura serves as a director on the boards of Merix Corporation, the Center for Quality Management and the Santa Fe Institute. He also serves on the advisory board of Santa Clara University's Leavey School of Business and the board of the Silicon Valley Manufacturing Group. Dr. Nishimura serves as a member of the Board of Directors in the capacity of Vice President for the Foundation for the Malcolm Baldrige National Quality Award, Inc.

     DR. WINSTON H. CHEN is a founder of Solectron and has served as a director of Solectron since 1978, Chairman of the Board of Directors from 1990 to March 1994, President from 1979 to 1990, Chief Executive Officer from 1984 to 1991, and as Co-Chief Executive Officer from 1991 to 1992. Dr. Chen is currently Chairman of Paramitas Foundation, a position he has held since 1990. >From 1970 to 1978, Dr. Chen served as Process Technology and Development Manager of IBM. He also serves as a director of Intel Corporation.

     MS. SUSAN S. WANG is an Executive Vice President and has served as head of Business Development since September 2001 and as Secretary since 1992. Ms. Wang served as Senior Vice President and Chief Financial Officer of Solectron from 1990 through August 31, 2001. She was Vice President, Finance and Chief Financial Officer of Solectron from 1986 to 1990 and Director of Finance of Solectron from 1984 to 1986. Prior to joining Solectron, Ms. Wang held various accounting and finance positions with Xerox

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

Corporation. Ms. Wang also held accounting and auditing positions with Westvaco Corp. and Price Waterhouse & Co. She is a Certified Public Accountant.

     MR. CHARLES A. DICKINSON has served as a director of Solectron since 1984, and served as Chairman of the Board of Directors from 1986 to 1990 and from 1994 to September 1996. He served as an independent management consultant to Solectron from 1991 to 1993. He served as President, Solectron Europe, from 1993 to February 1996. From 1986 to 1990, Mr. Dickinson was Chairman of the Board of Directors, President and Chief Executive Officer of Vermont Micro Systems, Inc. He also serves as a director of Aavid Thermal Technologies, Inc., LeCroy Corporation and two privately-held corporations.

     DR. SAEED ZOHOURI is an Executive Vice President and has served as Chief Operating Officer of Solectron since June 1999. He was Chief Technology Officer from 1994 to May 1999; President of Solectron California Corporation from March 1996 to August 1998; and President, Solectron North America since August 1998. Dr. Zohouri joined Solectron in 1980 and held various management positions including Director of Technology. His prior experience includes teaching chemistry at a major international university.

     DR. PAUL R. LOW has served as a director of Solectron since 1993. He is currently President of PRL Associates, a position he has held since 1992. Dr. Low worked for IBM from 1957 to 1992. During his tenure at IBM, Dr. Low held senior management and executive positions with successively increasing responsibility, including President, General Technology Division and IBM Corporate Vice President; President of General Products Division; and General Manager, Technology Products business line, also serving on IBM's corporate management board. He also serves as a director of Applied Materials, Inc., Veeco Instruments, Inc., NCD and Xion.

     MR. DANIEL PEREZ is an Executive Vice President and has served as head of Worldwide Account Management and Marketing since 1999. Mr. Perez was Corporate Vice President and Chief Administrative Officer from 1996 to 1999. Mr. Perez joined Solectron in 1991 as Director of Materials, and was soon named Vice President of Materials for Solectron's California facility. He became the General Manager of Solectron's Fremont, California, printed circuit board assembly operation in 1995 and assumed his current role in 1996. Prior to joining Solectron, Mr. Perez spent 14 years with IBM Corporation in various management positions in corporate administration, manufacturing, materials planning, and acquisition and control. Most recently, he was Senior Manager for Supply and Demand at IBM's disk storage business. Mr. Perez also serves as a director of the Tech Museum of Innovation, the California State Center for Quality Education and Development, the Mexican Heritage Corporation, the Center for Training and Careers in San Jose, California, and El Teatro Campesino.

     DR. KENNETH E. HAUGHTON has served as a director of Solectron since 1985. Since 1991, Dr. Haughton has been an independent consultant. From 1990 to 1991, he was Vice President of Engineering at Da Vinci Graphics. From 1989 to 1990, Dr. Haughton was an independent consultant, and from 1982 to 1989, he served as Dean of Engineering at Santa Clara University. He also serves as a director of Seagate Technology.

     MR. RICHARD A. D'AMORE has served as a director of Solectron since 1985. Mr. D'Amore has been a general partner of North Bridge Venture Partners since 1994. He also serves as a director of Centra Software, Inc., Silverstream Software, Inc., SmarterKids.com, Inc. and Veeco Instruments, Inc.

     MR. KEVIN R. BURNS is an Executive Vice President and Chief Materials Officer and has been since September 2001. He joined Solectron in 1998 as Corporate Vice President of Global Materials Services. Prior to joining Solectron, Mr. Burns worked for Westinghouse Electric Corporation, where he was the Vice President and General Manager of operations for the Power Generation division. In a prior role at Westinghouse, Mr. Burns was President of Westinghouse Security Systems. Prior to Westinghouse, he was with McKinsey & Company Inc. and General Electric Corporation.

     MR. HEINZ FRIDRICH has served as a director of Solectron since April 1996. He has been a member of the faculty of the University of Florida since 1993. >From 1950 to 1993, Mr. Fridrich held a number of

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

manufacturing and operations management positions in Europe and the United States with IBM. He also serves as a director of CH Energy Group, Inc. and Veeco Instruments, Inc.

     MR. DAVID KYNASTON is an Executive Vice President and has served as President of Solectron Europe since he joined Solectron in 1996. Mr. Kynaston worked for Philips Electronics for the previous 15 years in various capacities, including Managing Director of Philips Mullard Ltd. subsidiary, Managing Director of the Business Communications Systems Division and most recently, Managing Director of the Private Mobile Radio Division. Prior to joining Philips Electronics, Mr. Kynaston held senior technical management positions at EMI Medical Ltd. and Cambridge Scientific Instruments Ltd.

     MR. OSAMU YAMADA has served as a director of Solectron since 1994. Mr. Yamada has been an independent international business consultant since November 1996. From October 1991 to November 1996, Mr. Yamada served as an advisor to The Mitsubishi Bank, Limited and the Bank of Tokyo/ Mitsubishi. From 1990 to 1991, he was Chairman and Chief Executive Officer of BankCal Tri-State Corporation, a wholly owned subsidiary of The Mitsubishi Bank, Limited. From 1987 to 1990, he was Senior Managing Director of The Mitsubishi Bank, Limited, and in an overlapping period from 1985 to 1990, he was also Chairman, President and Chief Executive Officer of Bank of California. Prior to 1985, he held a number of key management positions with The Mitsubishi Bank, Limited organization. Mr. Yamada currently serves on a number of boards of major universities and cultural centers.

     MR. WILLIAM A. HASLER has served as a director of Solectron since May 1998. Mr. Hasler is currently co-chief executive officer of Aphton Corporation, an international biotechnology firm. Prior to joining Aphton, he was Dean and Department Chair of the Haas School of Business at the University of California, Berkeley. He currently serves as a director of The Schwab Funds, Walker Interactive Systems, Inc., TCSI Corporation, Tenera, Inc. and DiTech Corporation. In addition, Mr. Hasler is a member of the Compensation Committee of TCSI Corporation, Tenera, Inc. and DiTech Corporation.

     MR. C. WESLEY M. SCOTT was appointed a director of C-MAC in May 2001. It is intended that Mr. Scott will become a director of Solectron on or about the effective time of the arrangement. Mr. Scott, a corporate director, was until March 2001, Chief Corporate Officer of BCE Inc. From February 1999 until January 2000, Mr. Scott was Vice Chairman of Bell Canada. From July 1995 until January 1999, Mr. Scott was Executive Vice President (Corporate) and, since April 1997, also Chief Financial Officer of Nortel Networks.

     MR. KIRAN PATEL is an Executive Vice President and has served as Chief Financial Officer since September 2001. Prior to joining Solectron, from November 2000 to May 2001, Mr. Patel served as Chief Financial Officer of iMotors, Inc., a privately held online seller of pre-owned automobiles. Prior to iMotors, Mr. Patel spent over 27 years with Cummins, Inc., a worldwide designer and manufacturer of diesel and natural gas engines, engine components and subsystems, in a variety of management roles, including Executive Vice President and Chief Financial Officer from 1996 through 2000.

     MASSUED BEHROUZI has served as a Senior Vice President and as President of Solectron North America since September 2001. Mr. Behrouzi was Corporate Vice President and President of Solectron Americas-Western Region from September 1999 to September 2001. Prior to September 1999, Mr. Behrouzi served in a variety of operational and management positions at Solectron. Prior to joining Solectron, Mr. Behrouzi served as a design engineer at Brentwell Corporation.

     ALEJANDRO GOMEZ-MONTOY has served as a Senior Vice President since September 2001 and as President Solectron Latin America since September 2000. Mr. Gomez-Montoy served as President of Solectron Guadalajara from 1996 to September 2000. Prior to joining Solectron, Mr. Gomez-Montoy was a co-founder of Aerolitoral, a company of Aeromexico. Mr. Gomez-Montoy currently serves as first executive vice president of the American Chamber of Commerce of Guadalajara.

     WILLIAM MITCHELL has served as a Executive Vice President since September 2001 and as President, Solectron Global Services since March 1999. Prior to joining Solectron, Mr. Mitchell served as president and chief executive officer of Sequel, Inc., an electronics manufacturing services company.

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

     GEORGE MOORE has served as a Executive Vice President since September 2001 and as President of Solectron Systems Solutions since August 2000. Prior to that, Mr. Moore served as Corporate Vice President and President of the Americas Region for Solectron. Prior to joining Solectron, Mr. Moore spent over twenty years with IBM in a variety of managerial and manufacturing capacities, most recently serving as vice president of corporate manufacturing staff.

DIVIDEND POLICY

     It is anticipated that Solectron will not pay dividends on its outstanding shares in the foreseeable future. Decisions to pay future dividends will be made by the board of directors of Solectron and will depend on Solectron's future earnings, results of operations, capital requirements and other relevant factors.

INDEPENDENT AUDITORS

     KPMG LLP, the current auditors of Solectron, will be the independent auditors of Solectron and its subsidiaries, including Exchangeco.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Solectron common stock in the United States is and after the completion of the arrangement will be EquiServe Trust Company, N.A. Following the completion of the arrangement, the transfer agent and registrar for the exchangeable shares of Exchangeco in Canada will be General Trust of Canada.

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

                             BUSINESS OF SOLECTRON

OVERVIEW

     Solectron provides electronics manufacturing services to original equipment manufacturers (OEMs) who design and sell networking equipment, mobile and land based telecommunications equipment, computing equipment, including workstations, notebooks, desktops and peripherals, and other electronic equipment. These OEMs include Cisco Systems, Inc. (Cisco), Compaq Computer Corporation (Compaq), Ericsson Telecom AB (Ericsson), Hewlett-Packard Company (HP), International Business Machines Corporation (IBM), Nortel Networks Limited (Nortel) and Apple Computer Inc. (Apple). These companies contract with Solectron to build their products for them or to obtain other related services from Solectron.

     Solectron furnishes integrated supply-chain solutions that span the entire product life-cycle from technology solutions, to manufacturing and operations, to global services. Solectron's range of services includes:

     - Advanced building block design solutions;

     - Product design and manufacturing;

     - New product introduction management;

     - Materials purchasing and management;

     - Prototyping;

     - Printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment);

     - System assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality);

     - Distribution;

     - Product repair; and

     - Warranty services.

     Providing these services to Solectron's customers allows them to remain competitive by focusing on their core competencies of sales, marketing, and research and development. Solectron has manufacturing facilities in the Americas, Europe and Asia/Pacific. This geographic presence gives Solectron's customers access to manufacturing services in the locations close to their expanding markets for faster product delivery.

     Solectron was originally incorporated in California in August 1977. In February 1997, Solectron was reincorporated in Delaware. Solectron's principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Solectron's telephone number is (408) 957-8500 and Internet address is www.solectron.com.

     The information contained within this overview of Solectron's business is qualified in its entirety by, and is subject to, Solectron's historical consolidated financial statements and notes thereto attached to this document as Annex J and the information in the sections of this document entitled "Solectron Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Financial Data -- Solectron Selected Consolidated Financial Data". For financial information about industry segments see note 5 of the Solectron Condensed Consolidated Financial Statements and note 12 of the Solectron Consolidated Financial Statements in Annex J.

INDUSTRY OVERVIEW

     Solectron is well recognized for its printed circuit board (PCB) assembly business. Solectron continues to lead in this industry and has grown into a global supply-chain facilitator, expanding its capabilities across the entire product cycle to include: product design, pre-production planning, new

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

product introduction (NPI) management, manufacturing, distribution, and end-of-life product service and support. Solectron is benefiting from increased worldwide market acceptance of, and reliance upon, the use of outsourcing manufacturing services by many electronics OEMs. Solectron expects the trend toward outsourcing manufacturing to continue for many reasons including the following:

     Faster Time to Market: Due to intense competitive pressures in the electronics industry, OEMs are facing increasingly shorter product life-cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can reduce the time to market by using Solectron's manufacturing expertise and infrastructure. OEMs can further reduce the time to market by partnering with Solectron at the stages of product design and product improvement to expedite the transition into large volume production in its manufacturing centers.

     Reduce Investment: As electronic products have become more technologically advanced and are shipped in greater unit volumes, the necessary investment required for internal product design, manufacturing, and end-of-line support services by OEMs has increased significantly for working capital, capital equipment, labor, systems and infrastructure. Solectron, a global supply-chain facilitator, enables OEMs to gain access to its worldwide advanced technology facilities including NPI centers, manufacturing and depot repair facilities. As a result, OEMs can substantially reduce their overall resource requirements.

     Focus Resources: The electronics industry is experiencing greater levels of competition and more rapid technological change. Many OEMs increasingly are seeking to focus their resources on activities and technologies that add the greatest value. By offering comprehensive electronics assembly and related manufacturing services, Solectron allows OEMs to focus on their own core competencies such as next-generation product development, sales and marketing.

     Access to Leading Manufacturing Technology: Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise to manufacture products internally. OEMs are motivated to work with Solectron to gain access to its expertise in interconnect, test and process technologies.

     Improved Inventory Management and Purchasing Power: Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life-cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can reduce production costs by using Solectron's volume procurement capabilities. In addition, Solectron's expertise in inventory management can provide better control over inventory levels and increase the OEMs' return on assets.

     Access to Worldwide Manufacturing Capabilities: OEMs are increasing their international activities in an effort to lower costs and access foreign markets. With its worldwide capabilities, Solectron offers OEMs a variety of manufacturing location options to better address their objectives, including cost containment, compliance with local content regulations, and the elimination of expensive freight costs, tariffs and time-consuming customs clearances.

STRATEGY

     Solectron's goal is to offer its customers significant competitive advantages of electronics outsourcing, such as access to design and product improvement, advanced manufacturing technologies, reduced overall cost, faster product time-to-market, effective asset utilization, and refined end-of-life product support services. To achieve this goal, Solectron emphasizes the following key elements:

     Quality: Solectron believes product quality is a critical success factor in the electronics manufacturing market. Solectron strives to continuously improve its processes and have adopted a number of quality

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

improvement and measurement techniques to monitor its performance. Solectron has received numerous superior service and quality awards, including:

     - Malcolm Baldrige National Quality Award in 1991 and again in 1997;

     - Named one of the World's Best Performers on the Information Technology 100 Listing by Business Week June 2001;

     - Ranked No. 2 in Semiconductors and Other Electronic Components on the Fortune 500 by Tertune April 2001;

     - 3Com Supplies Appreciation Award;

     - Cisco Supplier of the year -- Subcontractor/Distributor Award;

     - Sun Microsystems Fiscal Year 2000 Supplier Performance Award in Recognition of Improving and Maintaining Overall Scorecard;

     - Hewlett-Packard Outstanding Supplier;

     - AFC Appreciation Award for the Highest Standard of Customer Service and Product Quality;

     - Agilent -- In recognition of outstanding support through dedication to teamwork and quality service to E-Module Transfer Project;

     - Intermec Key Supplier Award;

     - NDS Supplier Partners Award;

     - Qualcomm Key Suppliers Award; and

     - Other numerous awards from its customers.

     All of Solectron's manufacturing facilities are certified under ISO-9000 standards, which are international quality standards for design, manufacturing and distribution management systems.

     Partnerships: An important element of Solectron's strategy is to establish partnerships with major and emerging OEM leaders in diverse segments across the electronics industry. Solectron's customer base consists of leaders in industry segments such as networking, telecommunications, workstations, personal computers, computer peripherals, instrumentation, semiconductor equipment and avionics. Due to the costs inherent in supporting customer relationships, Solectron focuses its efforts on customers with high potential for long-term business partnerships. Solectron's goal is to deliver a total product life cycle solution to its customers. Solectron offers OEMs NPI management, which includes design and layout, concurrent engineering, test development and prototype engineering. Solectron continues the cycle to provide solutions in manufacturing and distribution, including just-in-time delivery on low- to medium-volume turn-key, price-sensitive and high-volume production, and projects that require more value-added services. Additionally, Solectron serves OEMs that need end-of-life services such as product repair and warranty services.

     Turn-key Capabilities: Another element of Solectron's strategy is to provide a complete range of manufacturing management and value-added services, including materials management, board design, concurrent engineering, assembly of complex printed circuit boards and other electronic assemblies, test engineering, software manufacturing, accessory packaging and post-manufacturing services. Solectron believes that, as manufacturing technologies become more complex and as product life-cycles shorten, OEMs will increasingly contract for manufacturing on a turn-key basis as they seek to reduce their products' time-to-market, capital asset and inventory costs. A substantial portion of Solectron's revenue is from its turn-key business. Solectron believes that its ability to manage and support large turn-key projects is a critical success factor. In addition, Solectron believes that, due to the difficulty and long lead-time required to change manufacturers, turn-key projects generally increase an OEMs dependence, resulting in greater stability of its customer base and in closer working relationships. Solectron also has been successful in establishing sole-source positions for certain products with many of its customers.

     Advanced Manufacturing Process Technology: Solectron intends to continue to offer its customers the most advanced manufacturing process technologies, including surface mount technology (SMT) and ball-grid array (BGA) assembly as well as testing and emerging interconnect technologies. Solectron has developed substantial SMT expertise including advanced, vision-based component placement equipment. Solectron believes that the cost of SMT assembly facilities and the required technical capability to operate a high-yield SMT operation are significant competitive factors in the market for electronic assembly. Solectron also has the capability to manufacture using tape-automated-bonding, chip-on-substrate and other more advanced manufacturing processes.

     Diverse Geographic Operations: An additional element of Solectron's strategy is to establish production facilities in areas of high customer density or where manufacturing efficiencies can be achieved. Solectron currently has operations throughout the Americas, Europe and Asia/Pacific. Solectron believes that its facilities in these diverse geographic locations enable it to better address its customers' requirements, such as cost containment, compliance with local content regulations, and the elimination of expensive freight costs, tariffs and time-consuming customs clearances. Solectron intends to expand its operations continually as necessary to serve its existing customers and to develop new business.

INTERNATIONAL MANUFACTURING CAPABILITY

     To achieve excellence in manufacturing, Solectron combines advanced manufacturing technology, such as computer-aided manufacturing and testing, with manufacturing techniques including just-in-time manufacturing, total quality management, statistical process control and continuous flow manufacturing. Just-in-time manufacturing is a production technique to minimize work-in-process inventory and manufacturing cycle time while enabling Solectron to deliver products to customers in the quantities and time frame required. Total quality management is a management philosophy that seeks to impart high levels of quality in every operation of Solectron and is accomplished by setting quality objectives for every operation, tracking performance against those objectives, identifying work flow and policy changes required to achieve higher quality levels and a commitment by executive management to support changes required to deliver higher quality. Statistical process control is a set of analytical and problem-solving techniques based on statistics and process capability measurements through which Solectron tracks process inputs and resulting quality and determine whether a process is operating within specified limits. The goal is to reduce variability in the process, as well as to eliminate deviations that contribute to quality below the acceptable range of each process performance standard.

     In order to successfully implement these management techniques, Solectron has developed the ability to collect and utilize large amounts of data in a timely manner. Solectron believes this ability is critical to a successful assembly operation and represents a significant competitive factor, especially in large turn-key projects. To manage this data, Solectron uses sophisticated computer systems for material resource planning, shop floor control, work-in-process tracking and statistical process control.

     To offer its customers the significant competitive advantage of electronics outsourcing, Solectron has production facilities in areas of high customer density or where manufacturing efficiencies can be achieved. In the nine-month period ended May 31, 2001, approximately 49% of Solectron's sales were from operations outside of the United States. As a result of continuous customer demand overseas, Solectron expects foreign sales to increase. During fiscal 2000 and the nine-month period of fiscal 2001, Solectron has further expanded its global presence through acquisitions. Solectron's foreign sales and operations are subject to risks of doing business abroad, including fluctuations in the value of currency, export duties, import controls and trade barriers (including quotas), restrictions on the transfer of funds, associate turnover, work stoppages, longer payment cycles, greater difficulty in accounts receivable collection, burdens of complying with a wide variety of foreign laws and, in certain parts of the world, political instability. While, to date, these factors have not materially affected its results of operations, Solectron cannot assure that there will not be such an impact in the future.

  Americas

     Western United States. Solectron's headquarters and one of its largest manufacturing operations are located in Silicon Valley, principally in Milpitas, California, in the midst of one of the largest concentrations of OEM electronics manufacturers. With its recent acquisition of SMART in Fremont, California, Solectron extended its manufacturing capacity. SMART designs and manufactures memory modules and memory cards, embedded computers and I/O products. Solectron's manufacturing facility in Everett, Washington helps to serve its customers in the Pacific Northwest. Solectron established a manufacturing facility in Hillsboro, Oregon during the second quarter of fiscal 2001 through the acquisition of NEL.

     Southwestern United States. Solectron believes its facility in Austin, Texas is situated in a geographic region with strong growth of electronics OEMs that will allow Solectron to better service its existing customers and to attract new ones.

     Eastern United States. Solectron's manufacturing facility in Westborough, Massachusetts, near Boston, in the center of a geographic region with a large concentration of electronics OEMs, provides a full range of integrated solutions across the entire product life cycle from pre-production planning to manufacturing.

     Southeastern United States. Solectron also has operations in Charlotte, North Carolina and Columbia, South Carolina. Solectron believes these facilities allow Solectron to better pursue new business opportunities with new and existing customers, in particular, because of Charlotte's status as a transportation hub and its relative proximity to major Southeastern United States electronics markets. Solectron further expanded its manufacturing facilities by the acquisition of manufacturing assets of Nortel in North Carolina.

     Mexico. Solectron's site in Guadalajara, Mexico, provides a full range of PCB assembly and systems-build manufacturing services. This site offers Solectron's customers a low-cost, high-volume manufacturing center for PCB assembly, build-to-order and configure-to-order systems assembly for the Americas. Solectron's manufacturing capacity in Mexico was expanded by the acquisition of manufacturing assets of Nortel in Monterrey, Mexico, in fiscal 2000.

     Brazil. Solectron's site in Sao Paulo, Brazil, provides a full range of capabilities across the product life cycle, including systems-build capabilities, PCB and flex assembly, custom packaging and distribution services, primarily to multinational customers seeking access to the Latin American market. This manufacturing facility in Brazil was expanded as a result of the acquisition of IBM Corporation's manufacturing operations in Sao Paulo, Brazil.

     Puerto Rico. Solectron recently established a manufacturing facility in Aguadilla, Puerto Rico, through the acquisition of Alcatel's manufacturing business. This site will provide Solectron's customers with a full range of manufacturing services and high-volume PCB assembly.

  Europe

     Solectron has manufacturing operations in Bordeaux, France; Herrenberg, Germany; Dublin, Ireland; Timisoara, Romania; and Dunfermline, Scotland. Each of these sites provides a full range of manufacturing capabilities to a multinational customer base. In addition, each site is developing an area of specific expertise to offer to all customers. The French and German sites offer low-volume, high-mix manufacturing services. The Romania site serves as Solectron's full-service, high-volume, low-cost manufacturing hub for its rapidly growing European customer base. The Scotland site specializes in building PCB assemblies, subassemblies and systems for multinational customers in the European market.

     During fiscal 2000, Solectron's manufacturing capacity in Europe was expanded to Longuenesse, France; Ostersund, Sweden; and Monkstown, Northern Ireland, through the acquisition of Nortel's manufacturing assets and of Ericsson's manufacturing assets of telecommunications infrastructure equipment operations. Solectron expanded its presence in Scotland through an asset acquisition of IBM's Netfinity server operations in Greenock, Scotland.

  Asia/Pacific and other

     Solectron's Southeast Asia manufacturing operations are located in Penang and Johor, Malaysia. The operations in Southeast Asia were established to better serve the needs of OEMs requiring price-sensitive, high-volume production capabilities and to provide more efficient manufacturing services to customers in Southeast Asia. These facilities currently provide electronics assembly, materials management and other services to customers in Malaysia, Singapore, Japan, the United States and other locations. Solectron's facility in Suzhou, China opened in fiscal 1997. This facility currently provides a full range of low-cost high volume manufacturing services.

     During fiscal 2000, Solectron expanded its manufacturing presence in Penang, Malaysia and established a site in Bangalore, India through the acquisition of SMART. Solectron's low-cost, high volume manufacturing capability was further expanded in Shenzen and Shanghia, China; Singapore; Penang, Malaysia; Batan, Indonesia; Kaohsiung, Taiwan and Nakaniida, Japan through the acquisitions of NEL and Sony manufacturing facilities during the first two quarters of fiscal 2001. Solectron's Australian site was established through the acquisition of Bluegum. Solectron offers its customers manufacturing and systems assembly capabilities in Liverpool, New South Wales; Melbourne, Victoria; and program offices in Sydney and North Melbourne, Australia.

NEW PRODUCT INTRODUCTION CENTERS

     Solectron has NPI centers in the United States, Brazil, Puerto Rico, France, Sweden, Germany, Northern Ireland, Scotland, Malaysia, Japan, Singapore and Australia. These NPI centers offer a full range of electronics product development services, including design and layout, concurrent engineering, test development and prototype engineering. Solectron believes its NPI services will shorten its customers' product development cycles by offering full design and development services to complement its customers' in-house capabilities. Solectron partners with its customers as early as possible in the new product development process to optimize their products' design for volume manufacturing.

     Solectron's NPI center in Milpitas, California specializes in design consultation, prototyping, and NPI management services. Solectron's subsidiary, Fine Pitch in San Jose, California provides extensive prototype services for electronics OEMs, further enhancing its ability to address the needs of design teams who require almost immediate availability of highly complex prototype assemblies. Through the acquisition of NEL, Fine Pitch recently opened another NPI center in Morgan Hill, California. Another subsidiary, Force Computers, Inc. (Force) in San Jose, California specializes in system design, board design and system integration for open, scalable system and board-level embedded computer platforms for the communications, industrial and command and control markets. Through the acquisition of SMART, Solectron gained design centers and infrastructure by integrating SMART along with Force into the technology solutions business unit in Fremont, California. During the third quarter of fiscal 2001, Solectron strengthened its Technology Business Unit through the acquisition of Centennial.

     Solectron's site in Sao Paulo, Brazil offers NPI management and engineering services.

     As part of the Nortel and Ericsson manufacturing asset acquisitions, NPI centers were established in Longuenesse, France; Ostersund, Sweden and Monkstown, Northern Ireland. Solectron provides prototyping and NPI management services in these locations. To support the IBM design team as part of the acquisition of manufacturing assets of IBM's Netfinity server operations, Solectron established a new full-service NPI center in Port Glasgow, Scotland.

     Solectron's Product Introduction center just outside of Tokyo, Japan, provides a complete range of electronics pre-manufacturing services, including design and layout, testing capabilities, prototype development, and concurrent and component engineering.

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

     Solectron established new NPI centers in Singapore and in Liverpool and Melbourne, Australia, through its recent acquisition of Bluegum.

GLOBAL SERVICES

     Solectron offers a full range of integrated solutions from the time the product is designed until it is removed from the market. These services include product repair, upgrades, remanufacturing and maintenance through factory and fast-hub service centers located around the world; help-desk support through customer call centers for end-users; logistics and parts management; returns processing; warehousing; engineering change management; and end-of-life manufacturing. These services give its customers improved speed from the service pipeline by Solectron taking direct receipt responsibility for returns from the end user and making sure that various buffer stock and inventory mechanisms are established. These services also minimize shipping costs and time by handling repairs at Solectron's various international locations. In addition, Solectron's data collection system can provide invaluable information to analyze product design reliability. As a result, the OEMs can focus their efforts on developing next-generation products.

     Solectron has global service sites in the United States, Canada, Mexico, France, Northern Ireland, Brazil, Sweden, United Kingdom and Japan. Solectron's service capacity was strengthened through the acquisition of Sequel, in San Jose, California; and Memphis, Tennessee. The Memphis hub offers integrated call management, remote failure diagnostics, air express dispatch, systems repair, component level repair, configuration and upgrades, returns processing and administration, refurbishment and redistribution services. Solectron further expanded its service capacity in wireless handset repair and refurbishment and outsourcing technical customer support services in Los Angeles, California; Louisville, Kentucky; Baltimore, Maryland; and Dallas, Texas, through the acquisition of AMERICOM Wireless Services, Inc. (AMERICOM) in fiscal 2000.

     Solectron recently established a repair service site in Vaughn, Canada by acquiring repair operations of IBM's NULOGIX Technical Services. NULOGIX provides a complete range of technology repair, remanufacturing and refurbishment services for a large variety of electronics products. As a result of this transaction, Solectron is now able to provide the Canadian market a full range of value-added support service solutions. These services include: product repair, upgrades, remanufacturing and maintenance through factory and fast-hub service centers located around the world; help-desk support through customer call-in centers for end-users; logistics and parts management; returns processing; warehousing; engineering change management and end-of-life manufacturing.

     As part of Solectron's acquisition of Nortel and Ericsson manufacturing assets, global service sites were established in Calgary, Canada; Research Triangle Park, North Carolina; Monterrey, Mexico; Longuenesse, France; Ostersund, Sweden; and Monkstown, Northern Ireland. During the second quarter of 2001, Solectron expanded its service capability in Amsterdam, Netherlands through the acquisition of IBM's European repair, refurbishment and asset recovery operation.

ELECTRONICS ASSEMBLY AND OTHER SERVICES

     Solectron's electronics assembly activities consist primarily of the placement and attachment of electronic and mechanical components on printed circuit boards and flexible cables. Solectron also assembles higher-level sub-systems and systems incorporating printed circuit boards and complex electromechanical components, in some cases manufacturing and packaging products for shipment directly to its customers' distributors. In addition, Solectron provides other manufacturing services, including refurbishment and re-manufacturing. Solectron manufactures on a turn-key basis, directly procuring some or all of the components necessary for production and on a consignment basis, where the OEM customer supplies all or some components for assembly.

     In conjunction with its assembly activities, Solectron also provides computer-aided testing of printed circuit boards, sub-systems and systems, which contributes significantly to its ability to consistently deliver high-quality products. Solectron has developed specific strategies and routines to test board and system-level assemblies. In-circuit tests verify that all components have been properly inserted and that the electrical circuits are complete. Functional tests determine if the board or system assembly is performing to customer specifications. Solectron either designs and procures test fixtures and develop its own test software, or Solectron utilizes its customers' test fixtures and test software. In addition, Solectron provides environmental stress tests of the board or system assembly.

     Solectron provides turn-key manufacturing management to meet its customers' requirements, including procurement and materials management and consultation on board design and manufacturability. Individual customers may select various services from among Solectron's full range of turn-key capabilities.

     Procurement and materials management consists of the planning, purchasing, expediting, warehousing, preparing and financing of the components and materials required to assemble a printed circuit board or electronic system. OEMs have increasingly used electronic manufacturing specialists like Solectron to purchase all or some components directly from component manufacturers or distributors and to finance and warehouse the components. Another service Solectron provides to its customers is assisting in evaluating board designs for manufacturability. Solectron evaluates the board design for ease and quality of manufacture and, when appropriate, recommend design changes to reduce manufacturing costs or lead times or to increase the quality of finished assemblies. Board design services consist of the engineering and design associated with the arrangement and interconnection of specified components on printed circuit boards to achieve an OEM's desired level of functionality.

     Solectron also offers Application Specific Integrated Circuit (ASIC) design services. Solectron's ASIC product design services include the embedded computer, memory modules and memory cards, and I/O products.

SALES AND MARKETING

     Solectron's sales and marketing are integrated processes involving direct salespersons and project managers, as well as its senior executives. Solectron's sales resources are directed at multiple management and staff levels within targeted accounts. Solectron also uses independent sales representatives in certain geographic areas. Solectron receives unsolicited inquiries resulting from advertising and public relations activities, as well as referrals from current customers. These opportunities are evaluated against Solectron's customer selection criteria and are assigned to direct salespersons or independent sales representatives, as appropriate. Historically, Solectron has had substantial recurring sales from existing customers.

     Approximately 99% of Solectron's net sales during fiscal 2001 were derived from customers that were also customers during the same period of fiscal 2000. Although Solectron seeks to diversify its customer base, a small number of customers currently are responsible for a significant portion of its net sales.

     Solectron's top ten customers accounted for approximately 72% of net sales in the nine-month period of fiscal 2001 and 71% of net sales in the same period of fiscal 2000. Several customers each accounted for more than 10% of net sales during these periods. Ericsson accounted for 14% of net sales; Cisco and Nortel accounted for 12% of net sales in the nine-month period of fiscal 2001. Cisco and Ericsson represented 12% and 11% of net sales, respectively, in the same period of fiscal 2000.

BACKLOG

     Backlog consists of contracts or purchase orders with delivery dates scheduled within the next twelve months. At May 31, 2001, Solectron's backlog was approximately $2.5 billion. The backlog was approximately $4.9 billion at August 31, 2000. Because customers may cancel or reschedule deliveries, backlog is not a meaningful indicator of future financial results.

COMPETITION

     The electronic manufacturing services industry comprises a large number of companies, several of which have achieved substantial market share. Solectron also faces competition from current and prospective customers that evaluate its capabilities against the merits of manufacturing products internally.
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

Solectron competes with different companies depending on the type of service or geographic area. Certain competitors may have greater manufacturing, financial, research and development and marketing resources than Solectron. Solectron believes that the primary basis of competition in its targeted markets is manufacturing technology, quality, responsiveness, the provision of value-added services and price. To remain competitive, Solectron must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price. Solectron may be at a competitive disadvantage as to price, compared with manufacturers with lower cost structures, particularly manufacturers with facilities where labor costs are lower.

ASSOCIATES

     As of May 31, 2001, Solectron employed 65,828 associates worldwide, including 6,375 temporary associates. Solectron's international operations employed 38,000 associates.

PATENTS AND TRADEMARKS

     Solectron has a number of United States patents related to the process and equipment used in its surface mount technology. Solectron's wholly-owned subsidiary SMART Modular Technologies Inc. (SMART) holds one patent related to memory module technology. Another subsidiary, Force, holds a number of patents related to Versa Module Eurocard (VME) technology. In addition, as part of its recent acquisition of IBM-ECAT's manufacturing assets, Solectron has access to a number of IBM patents and license rights. Solectron also has registered trademarks in the United States and many countries throughout the world. These patents and trademarks are considered valuable to Solectron.

     Although Solectron does not believe that its trademarks, manufacturing process, SMART's and Force's technology or the IBM patents and license rights to which Solectron has access infringe on the intellectual property rights of third parties, Solectron cannot assure that third parties will not assert infringement claims against Solectron in the future. If such an assertion were to be made, it may become necessary or useful for Solectron to enter into licensing arrangements or to resolve such an issue through litigation. However, Solectron cannot assure that such license rights would be available to Solectron on commercially acceptable terms or that any such litigation would be resolved favorably. Additionally, such litigation could be lengthy and costly and could materially harm Solectron's financial condition regardless of the outcome of such litigation.

LEGAL PROCEEDINGS

     SMART and certain of SMART's ex-officers and ex-directors were named as defendants in a securities class action filed in the United States District Court for the Northern District of California. That action was dismissed with prejudice on January 26, 2001.

     On October 22, 1998, a putative securities class action lawsuit captioned Reagan v. SMART Modular Technologies, Inc., et al., Case No. H204162-5, was filed against SMART and certain of SMART's ex-officers and ex-directors in the Superior Court of the State of California, County of Alameda. The complaint alleges violations of Sections 25400 and 25500 of the California Corporations Code and seeks unspecified damages on behalf of a purported class of purchasers of SMART common stock during the period from July 1, 1997 through May 21, 1998. The factual allegations of the complaint are nearly identical to those in a federal complaint that was dismissed with prejudice. The complaint remains pending, and SMART continues to vigorously defend the action.

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

DIRECTORS AND EXECUTIVE OFFICERS OF SOLECTRON

     Solectron's directors and executive officers and their ages as of October 1, 2001 are as follows:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Dr. Koichi Nishimura.................  63     President, Chief Executive Officer and Chairman of the
                                              Board
Dr. Winston H. Chen..................  60     Chairman, Paramitas Foundation
Richard A. D'Amore...................  48     General Partner, North Bridge Venture Partners
Charles A. Dickinson.................  77     Independent Consultant
Heinz Fridrich.......................  68     Faculty, University of Florida
William A. Hasler....................  59     Co-Chief Executive Officer, Aphton Corporation
Dr. Kenneth E. Haughton..............  73     Independent Management Consultant
Dr. Paul R. Low......................  68     President, PRL Associates
Osamu Yamada.........................  72     International Business Consultant
Kevin R. Burns.......................  37     Executive Vice President and Chief Materials Officer
Lin Chien............................  60     Executive Vice President and President of Solectron
                                              Asia
David Kynaston.......................  60     Executive Vice President and President of Solectron
                                              Europe
Daniel Perez.........................  50     Executive Vice President of Worldwide Account
                                              Management and Marketing
Ajay B. Shah.........................  42     Executive Vice President and President, Chief
                                              Executive Officer of Solectron Technology Solutions
Susan S. Wang........................  50     Executive Vice President, Corporate Development and
                                                Corporate Secretary
Dr. Saeed Zohouri....................  50     Executive Vice President and Chief Operating Officer
Kiran Patel..........................  53     Executive Vice President and Chief Financial Officer
Massued Behrouzi.....................  46     Senior Vice President and President Solectron North
                                              America
Alejandro Gomez-Montoy...............  50     Senior Vice President and President Solectron Latin
                                              America
William Mitchell.....................  57     Executive Vice President and President Solectron
                                              Global Services
George Moore.........................  45     Executive Vice President and President Solectron
                                              Systems Solutions

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

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of October 1, 2001 information relating to the beneficial ownership of Solectron common stock by:

     - each person known by Solectron to be the beneficial owner of more than five percent (5%) of the outstanding shares of Solectron common stock;

     - each director;

     - each of the executive officers named in the Solectron summary compensation table; and

     - all directors and executive officers as a group.

                                                              AMOUNT              APPROXIMATE
NAME                                                         OWNED(1)         PERCENTAGE OWNED(16)
----                                                      --------------      --------------------
AXA Financial Inc.......................................    67,771,722(2)            10.29%
1290 Avenue of the Americas
New York, NY 10104
Ajay B. Shah............................................     7,089,144(3)             1.15%
Dr. Koichi Nishimura....................................     1,365,602(4)                *
Dr. Winston H. Chen.....................................     1,267,124(5)                *
Charles A. Dickinson....................................       372,712(6)                *
Dr. Saeed Zohouri.......................................       235,240(7)                *
Dr. Paul R. Low.........................................       213,124(8)                *
Dr. Kenneth E. Haughton.................................       134,124(9)                *
Richard A. D'Amore......................................       117,124(10)               *
Kevin R. Burns..........................................       115,121(11)               *
Heinz Fridrich..........................................        83,124(12)               *
David Kynaston..........................................        78,786(13)               *
Osamu Yamada............................................        51,124(14)               *
William A. Hasler.......................................        45,124(15)               *
All directors and executive officers as a group (21
  persons)..............................................    15,564,169                2.36%

---------------
  *  Less than one percent (1%).

 (1) Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Solectron common stock subject to options held by that person that will be exercisable within 60 days of October 1, 2001, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Reflects shares held as of June 30, 2001 pursuant to a Form 13F filed by AXA Financial Inc. on August 13, 2001.

 (3) Includes 11,290 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (4) Includes 988,596 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (5) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (6) Includes 69,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

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

 (7) Includes 235,240 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (8) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

 (9) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(10) Includes 117,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(11) Includes 108,925 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(12) Includes 79,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(13) Includes 78,786 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(14) Includes 50,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(15) Includes 33,124 shares issuable upon the exercise of stock options that are exercisable within 60 days of October 1, 2001.

(16) Based on number of shares of Solectron common stock outstanding as of October 3, 2001.

     To the knowledge of Solectron, none of the directors or officers of Solectron beneficially owns any C-MAC common shares. See "The Companies after the Transaction -- Directors and Officers" for pro forma ownership of Solectron common stock following completion of the transaction.

OPTIONS TO PURCHASE SECURITIES

     The following table sets out certain information with respect to options to purchase securities of Solectron which are outstanding as of October 1, 2001.

                                                                                   MARKET VALUE         CURRENT
                                    NUMBER OF     PURCHASE PRICE   EXPIRATION     OF SECURITIES      MARKET VALUE
                       NUMBER OF    SECURITIES    OF SECURITIES      DATE OF       UNDER OPTION      OF SECURITIES
  HOLDER OF OPTION     OPTIONEES   UNDER OPTION    UNDER OPTION      OPTION      ON DATE OF GRANT   UNDER OPTION(1)
  ----------------     ---------   ------------   --------------   -----------   ----------------   ---------------
                                                     (U.S.$)                        (IN U.S.$          (IN U.S.$
                                                                                    THOUSANDS)        THOUSANDS)
Directors and
  Executive Officers
  of Solectron.......       21       6,076,333    3.33 -  46.94    2001 - 2011        118,688              76,766
Other Employees......    6,967      58,127,055    0.33 - 433.66    2001 - 2011      1,123,306         705,662,447

---------------

(1) Based on the closing price of shares of Solectron common stock on the New York Stock Exchange on October 9, 2001 of $12.14.

EXECUTIVE OFFICER COMPENSATION

     The following table shows, as to the Chief Executive Officer and each of the four other most highly compensated executive officers, information concerning compensation for services to Solectron in all capacities during the past three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                       ANNUAL COMPENSATION(1)        COMPENSATION(2)     ALL OTHER
                                    -----------------------------     OPTIONS/SARS      COMPENSATION
NAME AND PRINCIPAL POSITION         YEAR    SALARY($)    BONUS($)        (#)(2)            ($)(3)
---------------------------         ----    ---------    --------    ---------------    ------------
Dr. Koichi Nishimura..............  2000     643,097          --         132,182            9,594
  President, Chief Executive
     Officer                        1999     660,000     940,010         200,000            8,805
  and Chairman of the Board         1998     485,552     727,887         180,000            7,650
  of Directors
David Kynaston....................  2000     300,008     408,665          12,000           23,335
  Senior Vice President and         1999     300,041     290,599          30,000           13,393
  President, Solectron Europe       1998     195,313     211,814          32,000           12,500
Kevin R. Burns....................  2000     296,167     365,371           5,764           12,654
  Senior Vice President and         1999     234,242      65,492         120,000           88,095(4)
  Chief Materials Officer           1998          --          --              --               --
Dr. Saeed Zohouri.................  2000     503,162          --          86,755           13,367
  Senior Vice President and         1999     425,022     882,060         111,600           10,388
  Chief Operating Officer           1998     352,926     510,596          60,000            4,485
Ajay B. Shah......................  2000     252,692     225,676              --            3,904
  President and Chief Executive     1999          --          --              --               --
  Officer of Technology Solutions   1998          --          --              --               --

---------------
(1) Perquisites are not included since the aggregate amount is less than the lesser of $50,000 or 10% of salary and bonus, in accordance with regulations promulgated by the United States Securities and Exchange Commission; therefore, the Other Annual Compensation has not been included in this table. Bonus compensation reported for fiscal years 2000, 1999 and 1998 was earned in that fiscal year, but may have been paid in the subsequent fiscal year.

(2) Solectron has not granted any stock appreciation rights or restricted stock awards and does not have any Long-Term Incentive Plans as that term is defined in regulations promulgated by the United States Securities and Exchange Commission. Amounts reported have been adjusted to reflect a 2 for 1 stock split of Solectron's common stock, which occurred in March 2000.

(3) Amounts represent Solectron's contributions to a 401(k) plan, overseas pension contributions and private health payments, the taxable benefit of premium payments under split dollar life insurance policies, and premiums under an executive group term life insurance policy.

(4) Amount stated includes $85,409 of relocation expenses and taxes connected with such expenses.

  Stock Option Grants and Exercises

     The following tables set forth, for the executive officers named in the Solectron summary compensation table, the stock options granted under Solectron's stock option plans and the options exercised by such executive officers during fiscal 2000.

                       STOCK OPTION GRANTS IN FISCAL 2000

                                             INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE VALUE
                             --------------------------------------------------               AT
                                        PERCENT OF                                  ASSUMED ANNUAL RATES OF
                                       TOTAL OPTIONS                               STOCK PRICE APPRECIATION
                             OPTIONS    GRANTED TO     EXERCISE OR                    FOR OPTION TERM(2)
                             GRANTED   EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------------
NAME                         (#)(1)     FISCAL YEAR     ($/SHARE)       DATE         5%($)          10%($)
----                         -------   -------------   -----------   ----------   ------------   ------------
Dr. Koichi Nishimura.......  120,000       1.09%         35.0313      09/28/06     1,711,351      3,988,175
                              12,182        .11          43.7500      08/23/07       216,969        505,631
David Kynaston.............   12,000        .11          35.0313      09/28/06       171,135        398,818
Kevin R. Burns.............    5,764        .05          31.0000      05/10/07        72,742        169,521
Dr. Saeed Zohouri..........   65,000        .59          35.0313      09/28/06       926,982      2,160,262
                              16,145        .15          31.0000      05/10/07       203,752        474,828
                               5,610        .05          43.7500      08/23/07        99,918        232,851
Ajay B. Shah...............       --         --               --            --            --             --

---------------
(1) These options become exercisable as to one forty-eighth ( 1/48) of the shares after each month from the date of grant.

(2) Potential realizable value is based on an assumption that the stock price of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the seven (7) year option term. Potential realizable value is shown net of exercise price. These amounts are calculated based on the regulations promulgated by the United States Securities and Exchange Commission and do not reflect Solectron's estimate of future stock price growth.

         AGGREGATED OPTION EXERCISES IN FISCAL 2000 AND YEAR-END VALUES

                                                            TOTAL NUMBER OF             VALUE OF UNEXERCISED,
                                                          UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS HELD AT
                         SHARES                       HELD AT FISCAL YEAR END(#)        FISCAL YEAR END($)(2)
                       ACQUIRED ON       VALUE        ---------------------------   -----------------------------
NAME                   EXERCISE(#)   REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                   -----------   --------------   -----------   -------------   ------------   --------------
Dr. Koichi
  Nishimura..........         --               --       846,247        265,935       30,962,513       6,035,791
David Kynaston.......    100,000        3,843,818        40,208         33,792        1,257,477         870,363
Kevin R. Burns.......         --               --        52,860         72,904        1,474,883       1,963,292
Dr. Saeed Zohouri....     40,224        1,547,720       293,752        151,587       10,363,018       3,256,874
Ajay B. Shah.........         --               --        26,086         35,572          556,242         758,515

---------------
(1) Fair market value of underlying securities at exercise minus the exercise price.

(2) Calculated based upon the August 25, 2000 fair market value share price of $44.5625 less the share price to be paid upon exercise. There is no guarantee that if and when these options are exercised they will have this value.

COMPENSATION OF DIRECTORS

     Directors who are not employees of Solectron (or outside directors) receive annual retainers of $20,000. In addition, each outside director is paid $3,000 for each meeting of the Solectron board of directors attended, $500 for each telephonic board and committee meeting attended and $1,500 for each committee meeting attended in person in fiscal 2000. Outside directors may also receive consulting fees for projects completed at the request of management. Employee directors are not compensated for their service on the board or on committees of the board.

     Options to purchase shares of Solectron common stock are granted to outside directors under Solectron's 1992 Stock Option Plan only in accordance with an automatic, non-discretionary grant mechanism. The option plan provides, with respect to outside directors, for an automatic grant on December 1 of each year of a nonstatutory option to purchase eight thousand (8,000) shares (pro rata for the portion of the first fiscal year of service as an outside director) of Solectron common stock, with an initial equity grant for new outside directors to purchase fifteen thousand (15,000) shares of Solectron common stock at the commencement of their service as an outside director, at a per share exercise price of 100% of the fair market value on the date of grant.

  Compensation Committee Interlocks and Insider Participation

     Neither Charles A. Dickinson, William A. Hasler nor Dr. Kenneth E. Haughton, the members of the compensation committee, is an executive officer of any entity for which any executive officer of Solectron serves as a director or a member of the compensation committee.

RECENT DEVELOPMENTS

     On July 2, 2001, Solectron filed a registration statement with the Securities and Exchange Commission pursuant to Rule 415 under the United States Securities Act of 1933, as amended, pursuant to which Solectron may, from time to time, offer its debt securities, and shares of its common stock and preferred stock, which together have an aggregate initial public offering price of up to $3.0 billion. The Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in the prospectus contained in the registration statement, and in one or more supplements to the prospectus, and may only be offered pursuant thereto.

     Solectron anticipates that the universal shelf registration statement should provide flexibility and efficiency in accessing the public securities markets should Solectron decide to offer any securities covered by the registration statement for sale to the public in the future, although Solectron has no immediate plans to do so. Solectron anticipates using the net proceeds of any eventual offerings under the registration statement to fund the expansion of its operations to meet demand, for general corporate purposes, or to finance the acquisition of assets or businesses.

     On July 2, 2001, Solectron announced that its board of directors approved the adoption of a stockholder rights plan on June 29, 2001. Under the plan, Solectron will issue a dividend of one right for each share of common stock, par value of $0.001 per share, held by stockholders of record at the close of business July 30, 2001.

     On August 9, 2001, Solectron announced that it expects to have a one time, non-recurring charge of approximately $58 million related to credit and other exposures. It also plans to record a total fourth-quarter restructuring charge of up to $260 million.

     On August 21, 2001, Solectron announced that it had signed a definitive agreement to acquire Iphotonics, Inc., a provider of core optical services. Solectron expects to complete this transaction during the first quarter of its fiscal year ending 2002.

     On August 27, 2001, Solectron announced that Kiran Patel joined the company as an officer and Senior Vice President and Chief Financial Officer effective September 1, 2001. Concurrent with this announcement, Solectron disclosed that Susan Wang, its Chief Financial Officer at the time of the announcement, would remain an officer of Solectron while focusing her full-time duties on the company's new business development activities.

     On September 17, 2001, Solectron announced that its board of directors had authorized a $200 million stock repurchase program under which the company may repurchase shares of its common stock in the open market.

     On September 25, 2001, Solectron announced that it had signed a definitive agreement to acquire Stream International, a global customer relationship management (CRM) outsourcing and support services provider for technology companies. The acquisition is expected to provide Solectron with increased customer service and technical support capabilities. Solectron anticipates completing the transaction by the end of calendar 2001.

                 SOLECTRON MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     WITH THE EXCEPTION OF HISTORICAL FACTS, THE STATEMENTS CONTAINED IN THIS DISCUSSION ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND ARE SUBJECT TO THE SAFE HARBOR PROVISIONS CREATED BY THAT STATUTE. CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "ESTIMATES," "EXPECTS," AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO RISK, UNCERTAINTIES AND CHANGES IN CONDITION, SIGNIFICANCE, VALUE AND EFFECT, INCLUDING THOSE DISCUSSED UNDER THE HEADING "RISK FACTORS" WITHIN THIS SECTION OF THE DOCUMENT AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS". SUCH RISKS, UNCERTAINTIES AND CHANGES IN CONDITION, SIGNIFICANCE, VALUE AND EFFECT COULD CAUSE SOLECTRON'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED EVENTS. ALTHOUGH SOLECTRON BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE, INCLUDING, BUT NOT LIMITED TO, STATEMENTS AS TO SOLECTRON'S FUTURE OPERATING RESULTS AND BUSINESS PLANS. SOLECTRON DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

RESULTS OF OPERATIONS

     The electronics industry is subject to rapid technological change, product obsolescence and price competition. These and other factors affecting the electronics industry, or any of Solectron's major customers in particular, could materially harm Solectron's results of operations. See "Risk Factors" for additional factors relating to possible fluctuations of Solectron's operating results.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MAY 31, 2001 AND 2000

     The following table sets forth, for the periods indicated, certain items in the Consolidated Statements of Income as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the Condensed Consolidated Financial Statements of Solectron and Notes thereto attached to this document as Annex J.

                                                               NINE MONTHS
                                                              ENDED MAY 31,
                                                              --------------
                                                              2001     2000
                                                              -----    -----
Net sales...................................................  100.0%   100.0%
Cost of sales...............................................   91.5     90.8
                                                              -----    -----
Gross profit................................................    8.5      9.2
Operating expenses:
  Selling, general and administrative.......................    3.8      3.4
  Research and development..................................    0.4      0.5
  Goodwill amortization expense.............................    0.6       --
  Acquisition costs.........................................    0.2      0.3
  Restructuring and impairment costs........................    2.1      0.1
                                                              -----    -----
  Operating (loss) income...................................    1.4      4.9
Net interest (expense) income...............................    (.2)      .3
                                                              -----    -----
(Loss) income before income taxes and cumulative effect of
  change in accounting principle............................    1.2      5.2
Income taxes................................................    0.4      1.7
                                                              -----    -----
(Loss) income before cumulative effect of change in
  accounting principle......................................    0.8      3.5
Cumulative effect of change in accounting principle for
  start-up costs............................................     --       --
                                                              -----    -----
  Net (loss) income.........................................    0.8%     3.5%
                                                              =====    =====

NET SALES

     Net sales for the nine-month period of fiscal 2001 grew to $15.1 billion. Net sales increased 60.6%, over the same period in fiscal 2000. The growth in sales year over year was primarily attributable to increased demand from Solectron's personal computer, notebook and consumer and automotive business sectors. This increase is also due to the full-quarter contributions from the NEL and Sony acquisitions, which were completed during the second quarter of fiscal 2001, acquisition of Nortel, which was completed during the fourth quarter of fiscal 2000, and the partial-quarter contribution from the Centennial Technologies, Inc. acquisition which was completed during the third quarter of fiscal 2001.

     Solectron's worldwide manufacturing operations business unit, including the former NEL and Sony Plants, accounted for 91% of total sales for the nine-month period of fiscal 2001 compared to 87%, for the same period in fiscal 2000. Solectron's technology solutions unit generated 7% of total sales for the nine-month period of fiscal 2001 compared to 11%, for the same period in fiscal 2000. The global services unit contributed 2% for the nine-month period of fiscal 2001 compared to 2%, for the same period in fiscal 2000.

     As a result of recent unfavorable economic conditions and reduced capital spending, Solectron's sales have declined in the third quarter compared to the first two quarters of fiscal 2001. In particular, sales to OEMs in the telecommunications, workstation and server equipment manufacturing industry in the United States were impacted during the third quarter of fiscal 2001. If the economic conditions in the United States worsen or if a wider or global economic slowdown occurs, Solectron may experience a material adverse impact on its business, operating results, and financial condition. Given current economic conditions and limited visibility, Solectron currently anticipates that sales for the fiscal fourth quarter are expected to range from $3.0 billion to $3.5 billion.

MANUFACTURING AND OPERATIONS

     Net sales from Solectron's worldwide manufacturing operations group grew to $13.8 billion, for the nine-month period in fiscal 2001 compared to $8.2 billion for the corresponding period in fiscal 2000. This represented increases of 68% for the nine-month period, in fiscal 2001 over the comparable period of fiscal 2000. The increase in net sales was principally due to the acquisitions of NEL and Sony manufacturing plants during the prior fiscal quarter, as well as Nortel sites during the fourth quarter of fiscal 2000.

     Within the Americas, net sales increased 25% for the nine-month period ended May 31, 2001 from the same period of fiscal 2000. Solectron's plants in California, Texas, Mexico and North Carolina were the largest contributors to the increase for the nine-month period. This increase was primarily due to higher demand from Solectron's customers and the acquisition of Nortel sites in North Carolina, Mexico and Canada.

     In Europe, net sales increased 94%, in the nine-month period of fiscal 2001 from the corresponding period of fiscal 2000. The increase was principally due to higher demand from Solectron's customers and to its acquisition of Ericsson's manufacturing assets in Ostersund, Sweden during the third quarter of fiscal 2000. Solectron's sites in France, Scotland and Ostersund, Sweden were the largest contributors to the sales increase in the region.

     In Asia Pacific, net sales grew to $3.3 billion for the nine-month period for fiscal 2001 compared to $1.4 billion for the corresponding period of the prior year. The increase from the prior year was primarily due to the ramp-up in production to meet demand growth from Solectron's customers. Solectron's Penang site in Malaysia benefited from the transfer of networking business from Solectron's Milpitas, California site. Solectron's Penang and former NEL Penang sites in Malaysia, Suzhou site in China, as well as other recently acquired NEL sites, were the major contributors to the increase.

TECHNOLOGY SOLUTIONS

     Sales from Solectron's new technology solutions operations, including SMART, Force and former Centennial Technologies units, increased 5% for the nine-month period from the corresponding period of fiscal 2000. The increase in net sales for the nine-month period was attributable to the increase in the first fiscal quarter of 2001 that primarily resulted from an overall increase in the average memory densities incorporated into the standard memory products and from stronger sales of specialty memory modules and embedded computer boards and systems. The increase in net sales was partially offset by declines in average selling prices of memory components.

GLOBAL SERVICES

     Net sales from Solectron's global services unit increased 40%, for the nine-month period ended May 31, 2001 over the corresponding periods in fiscal 2000. Net sales benefited from stronger demand as well as the acquisitions of Nortel, Bluegum Group and IBM Netherlands service facilities.

INTERNATIONAL SITES

     In the nine-month period ended May 31, 2001, international locations contributed 49% of consolidated net sales compared to 43% for the same period of fiscal 2000. Solectron's international operations are subject to various risks of doing business abroad. See "Risk Factors" for additional factors relating to possible fluctuations of Solectron's international operating results. While these dynamics have not materially harmed its results of operations, Solectron cannot ensure that there will not be such an impact in the future.

MAJOR CUSTOMERS

     Several of Solectron's customers accounted for 10% or more of its net sales in the nine-month period ended May 31, 2001 and 2000. The following table details these customers and the percentage of net sales attributed to them.

                                                               NINE MONTHS
                                                              ENDED MAY 31,
                                                              --------------
                                                              2001      2000
                                                              ----      ----
Cisco.......................................................  12.0%     12.0%
Ericsson....................................................  14.0%     11.0%
Nortel......................................................  12.0%       --

     Solectron's top ten customers accounted for approximately 72% of consolidated net sales in the nine-month period ended May 31, 2001, compared to 71% for the same period in fiscal 2000. Solectron is dependent upon continued revenues from Cisco, Ericsson, Nortel and Compaq as well as its other top ten customers. Solectron cannot guarantee that these or any other customers will not increase or decrease as a percentage of consolidated net sales either individually or as a group. Consequently, any material decrease in sales to these or other customers could materially harm Solectron's results of operations.

     Solectron believes that its ability to grow depends on increasing sales to existing customers for their current and future product generations, on successfully attracting new customers and on geographic expansion. Customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of delayed, canceled or reduced orders with new business cannot be ensured. In addition, Solectron cannot ensure that any of its current customers will continue to utilize its services. Because of these factors, Solectron cannot ensure that its historical revenue growth rate will continue.

GROSS PROFIT

     The gross margin percentage decreased to 8.5% for the nine-month period ended May 31, 2001, compared to 9.2% for the corresponding period of fiscal 2000. The decrease was primarily attributable to under-absorbed fixed costs that could not be taken out immediately in response to the deterioration in Solectron's customers' end market. In the second quarter of fiscal 2001, Solectron began to experience manufacturing inefficiencies due to higher-than-normal costs associated with the additional manpower required in the materials management area and underutilization of capacity which occurred later in the second quarter. In the first quarter of fiscal 2001, Solectron sustained the improvement in component linearity that had been gained in the fourth quarter of the prior year. While the constricted supply of components in the electronics industry began to ease late in the first quarter, Solectron continued to experience spot shortages of parts resulting in production control inefficiencies during the first quarter of the fiscal 2001.

     For its worldwide manufacturing operations, Solectron anticipates that a larger percentage of its sales may be derived from systems-build projects, which generally yield lower profit margins than PCB assemblies. Solectron expects most of its technology solutions sales may continue to be derived from turn-key projects, which typically yield lower profit margins than the consignment projects. In addition, factors affecting technology solutions profit margins include the sales mix of specialty memory modules, standard memory modules, communication card products and embedded computer modules, as well as changes in average memory densities used in memory products.

     In the foreseeable future, Solectron's overall gross margin will depend primarily on several factors, including but not limited to, product mix, production efficiencies, utilization of manufacturing capacity, start-up and integration costs of new and acquired businesses, percentage of sales derived from systems-build and turn-key projects, pricing within the electronics industry, component costs, and delivery linearity, and cost structure at individual sites. Over time, gross margins at the individual sites and for Solectron as a whole may continue to fluctuate. Increases in the systems-build business or turn-key projects, additional costs associated with new projects, and price erosion within the electronics industry could harm Solectron's gross margin.

     In addition, Solectron has experienced component shortages. While the component availability fluctuates from time to time and is still subject to lead-time and other constraints, this could possibly limit Solectron's net profit growth and might have a negative impact on its sales and gross margins for the foreseeable future. Therefore, Solectron cannot ensure that its gross margin will not fluctuate or decrease in future periods.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     In absolute dollars, selling, general and administrative (SG&A) expenses increased 82% for the nine-month period ended May 31, 2001 over the corresponding period of fiscal 2000. As a percentage of net sales, SG&A expenses were 3.8% for the first nine-month period in fiscal 2001, compared to 3.4% for the corresponding period in fiscal 2000. The increase in absolute dollars for the first nine-month period in fiscal 2001 primarily resulting from higher human resource costs, information systems costs, and higher SG&A costs resulted from Solectron's acquisition of NEL entities. The increase as a percentage of net sales for the nine-month period ended May 31, 2001, reflected Solectron's on-going efforts to invest in its infrastructure such as marketing, sales, supply-base management and information systems to support the increased size and complexity of its business. Solectron anticipates SG&A expenses will continue to increase in terms of absolute dollars over the long-term, and may possibly increase as a percentage of revenue, as Solectron continues to invest in its infrastructure such as marketing, sales, supply-base management and information systems to support the increased size and complexity of its business.

RESEARCH AND DEVELOPMENT EXPENSES

     With the exception of Solectron's technology solutions unit, its research and development (R&D) activities have been focused primarily on developing prototype and engineering design capabilities, fine pitch interconnecting technologies (including ball-grid array, tape-automated bonding, multichip modules, chip-on-flex, chip-on-board and flip chip), high-reliability environmental stress test technology and the implementation of environmentally friendly assembly processes such as VOC-free and no-clean. Technology solutions' R&D efforts are concentrated on new product development and improvement of product designs through improvements in functionality and the use of microprocessors in embedded applications.

     In absolute dollars, R&D expenses increased 24.9% for the nine-month period in fiscal 2001 from the corresponding periods in fiscal 2000. As a percentage of net sales, R&D expenses were 0.4% for the first nine-month period in fiscal 2001 compared to 0.5% for the corresponding period in fiscal 2000. The increases in absolute dollars in the fiscal 2001 periods compared to the fiscal 2000 periods were primarily due to increased R&D effort at SMART and Force and new R&D projects initiated at various sites. Solectron expects that R&D expenses will increase in absolute dollars in the future and may increase as a percentage of net sales, as SMART and Force will continue to invest in their R&D efforts and additional R&D projects are undertaken at certain sites.

GOODWILL AMORTIZATION EXPENSE

     The goodwill amortization expense primarily resulted from the NEL acquisition. During the second quarter of fiscal 2001, Solectron purchased all of the outstanding issued share capital and convertible bonds of NEL for approximately $2.3 billion and $122.4 million, respectively. The NEL acquisition was accounted for under the purchase accounting method and, as a result, Solectron recorded approximately $1.97 billion of goodwill. Goodwill is being amortized in equal quarterly amounts over a ten-year period. Annual and quarterly goodwill amortization expenses are approximately $196.8 million and $49.2 million, respectively.

ACQUISITION COSTS

     Acquisition and integration costs of $29.5 million for the nine months ended May 31, 2001, related to the acquisition of NEL.

RESTRUCTURING AND IMPAIRMENT COSTS

     The current quarter restructuring and impairment charge was taken in connection with Solectron's plan to review its operations in light of the current economic downturn and that it expected to undertake several measures to restructure the company. The measures, which included reducing the workforce, consolidating some facilities, relocating certain capabilities and changing the strategic focus of a number of sites, was largely intended to align its capacity and infrastructure to anticipated customer demand as well as rationalize its footprint worldwide.

     During the third quarter of fiscal 2001, total restructuring and impairment costs of $285.0 million were charged against earnings. These restructuring and impairment charges included employee severance and benefit costs of approximately $41.8 million, costs related to facilities that will be abandoned and subleased of approximately $44.7 million, costs related to leased equipment that will be abandoned of approximately $56.2 million, impairment of equipment held for disposal of approximately $99.9 million, impairment of facilities held for disposal of approximately $11.3 million, impairment of goodwill and intangible assets related to closed facilities of approximately $28.2 million and other exit costs of approximately $2.9 million.

     The employee severance and benefit costs related to the elimination of 7,700 positions worldwide. Approximately 67% of the positions eliminated were in the Americas region, 23% were in Europe and 10% were in Asia/Pacific. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. For leased facilities that will be abandoned and subleased, the lease costs represent future lease payments subsequent to abandonment less estimated sublease income. For facilities and equipment held for disposal, the impairment loss recognized was based on the fair value less costs to sell with fair value based on estimates of existing market prices for similar assets. As of May 31, 2001, 7,700 employees have left Solectron under this plan.

     During the second quarter of fiscal 2001, Solectron recorded restructuring costs of $25.3 million related to the consolidation of certain facilities. These restructuring costs included fixed asset impairments of $19.7 million, employee severance and benefit costs of approximately $3.2 million, and other exit costs of $2.4 million.

NET INTEREST INCOME (EXPENSE)

     For the nine-months ended May 31, 2001, net interest expense was $32.1 million compared to net interest income of $26.8 million for the comparable period of fiscal 2000. The net interest expense in the fiscal 2001 periods primarily resulted from Solectron's 4.0% yield zero-coupon convertible senior notes, 2.75% and 3.25% yield zero-coupon convertible senior notes and 7.38% senior notes partially offset by interest income earned on undeployed cash and investments. Solectron did not incur any interest expense from the 3.25% yield zero-coupon convertible senior notes in the nine-month period in fiscal 2000 since these notes were issued subsequently. Solectron incurred partial interest expense from 2.75% yield zero-coupon convertible senior notes in the nine-month period ended May 31, 2000 since they were issued in May of 2000.

INCOME TAXES

     For the nine-months ended May 31, 2001, income taxes decreased to $55.5 million from $158.3 million for the same period of fiscal 2000. The decrease was primarily due to decreased income before income taxes. In general, the effective income tax rate is largely a function of the balance between income from domestic and international operations. Solectron's international operations, taken as a whole, have

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

been taxed at a lower rate than those in the United States, primarily due to a tax holiday granted to Solectron's sites in Malaysia. The Malaysian tax holiday is effective through January 31, 2002, subject to some conditions, including maintaining certain levels of research and development expenditures. Solectron has also been granted various tax holidays in China that are effective for various terms and are subject to certain conditions.

RESULTS OF OPERATIONS FOR YEARS ENDED AUGUST 31, 2000, 1999 AND 1998

     The following table summarizes certain items in the Consolidated Statements of Income as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the Consolidated Financial Statements of Solectron and Notes thereto attached to this document as Annex J.

                                                              YEARS ENDED AUGUST 31,
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
Net sales...................................................  100.0%   100.0%   100.0%
Cost of sales...............................................   91.0     90.3     89.1
                                                              -----    -----    -----
Gross profit................................................    9.0      9.7     10.9
Operating expenses:
  Selling, general and administrative.......................    3.3      3.9      4.4
  Research and development..................................    0.4      0.4      0.5
  Acquisition costs.........................................    0.3       --       --
                                                              -----    -----    -----
     Operating income.......................................    5.0      5.4      6.0
Net interest income.........................................    0.2       --      0.1
                                                              -----    -----    -----
Income before income taxes..................................    5.2      5.4      6.1
Income taxes................................................    1.7      1.7      2.0
                                                              -----    -----    -----
          Net income........................................    3.5%     3.7%     4.1%
                                                              =====    =====    =====

NET SALES

     Solectron's net sales have increased significantly in each of the past several years, reflecting the growing trend toward outsourcing within the electronics industry. For the year ended August 31, 2000, net sales grew to $14.1 billion, an increase of 46.2% over fiscal 1999. Net sales of $9.7 billion in fiscal 1999 were 58.5% greater than fiscal 1998. The sales growth in fiscal 2000 compared with fiscal 1999 was attributable to new program ramp-ups, strong demand from Solectron's customers worldwide and acquisitions made during fiscal 2000. The sales growth in fiscal 1999 over fiscal 1998 was primarily due to the significant increase in sales volume from both existing and new customers worldwide, and the transfer of production from certain customer plants to various Solectron locations around the world.

     Solectron is organized in three business units: manufacturing and operations, technology solutions, and global services. Solectron's core business group, manufacturing and operations, provided 87.8%, 87.5% and 85.4% of net sales, respectively, for fiscal 2000, 1999 and 1998. Solectron's technology solutions group, consisting of SMART and Force, contributed 10.5%, 11.7% and 13.5% of net sales, respectively, for fiscal 2000, 1999 and 1998. Solectron's global services unit, which was formed in fiscal 2000 and pooled with AMERICOM and the services unit of Bluegum, contributed 1.7%, 0.8% and 1.1% of net sales, respectively, in fiscal 2000, 1999 and 1998.

MANUFACTURING AND OPERATIONS

     Net sales from the worldwide manufacturing and operations group have contributed a significant share of total sales for the past three fiscal years. Fiscal year 2000 net sales grew to $12.4 billion, an increase of 46.8% over fiscal year 1999. The increase was principally due to strong demand growth from Solectron's customers and to acquisitions, including Alcatel's telecommunications manufacturing business in Liverpool, Australia, by our subsidiary Bluegum; IBM ECAT in Austin, Texas; Trimble of California; IBM's

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

Netfinity server operations in Greenock, Scotland; Ericsson's telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden; and Zhone Technologies of California; as well as Solectron's acquisition of Alcatel's manufacturing business in Aguadilla, Puerto Rico. In fiscal year 1999, net sales from manufacturing and operations was $8.5 billion, which was 62.3% greater than fiscal 1998. The increase in manufacturing and operations sales in fiscal 1999 from 1998 was primarily due to demand increases and to acquisitions of assets from Ericsson, NCR and Mitsubishi during fiscal 1999 and 1998.

     Within the Americas, the Milpitas site in California, Guadalajara site in Mexico and Austin site in Texas were the largest contributors to the sales increase. The increase in fiscal 2000 versus 1999 was primarily due to new programs from Solectron's customers, partially offset by limited sales growth in the Americas caused by the shortage of components. Sales continued to grow in the Milpitas site despite Solectron's strategic transfer of personal computer PCB programs and computer peripherals systems assembly programs to Mexico and networking business to Penang, Malaysia. The increase in net sales in fiscal 1999 compared with fiscal 1998 resulted from strong demand growth and acquisitions.

     In Europe, net sales stayed relatively flat in fiscal 2000 versus fiscal 1999. The increase in fiscal 1999 over fiscal 1998 was principally due to overall business growth and increased demand from Solectron's telecommunications customers. In Asia/Pacific, net sales growth in fiscal 2000 was primarily due to demand growth in mobile phone, networking and personal computer projects. In particular, sales growth in the Penang site was attributable to the growth of networking business. In addition, Solectron's subsidiary Bluegum's acquisition of Alcatel's telecommunications manufacturing operations in Liverpool, Australia, also contributed to Solectron's sales increase in the region. The increase in fiscal 1999 over fiscal 1998 resulted primarily from increased demand from personal computer customers and from networking business transferred from Milpitas, California.

TECHNOLOGY SOLUTIONS

     Solectron's technology solutions group consists of SMART and Force, subsidiaries of Solectron. This business unit was formed on November 30, 1999 coinciding with the merger of SMART. Solectron's main products in technology solutions group are specialty and standard memory products, PC cards, embedded computer modules and communications card products. Net sales for fiscal years 2000, 1999 and 1998 were $1.5 billion, $1.1 billion and $825.9 million, respectively. The increase in fiscal 2000 of 31.5% over fiscal 1999 resulted from an overall increase in standard memory products incorporated with average memory densities, as well as an increase in embedded computer modules and communications card products. The increase of 36.9% in fiscal 1999 over fiscal 1998 was primarily due to an increase in sales of standard memory products, communications card products and embedded computer modules.

GLOBAL SERVICES

     Solectron's global services group was established in June 1999. It was formed through three business acquisitions, Sequel in July 1999, NULOGIX in November 1999 and AMERICOM in April 2000, as well as a small division of Solectron in Milpitas. Net sales were $232.5 million, $78.5 million and $65.0 million in fiscal years 2000, 1999 and 1998, respectively.

INTERNATIONAL SITES

     Net sales from Solectron's international sites, as a percentage of consolidated net sales, have grown over the last three fiscal years. International locations contributed 41% of consolidated net sales in fiscal 2000, compared with 33% in fiscal 1999 and 28% in fiscal 1998. As a result of its international sales and facilities, Solectron's operations are subject to the risks of doing business abroad. While these dynamics have not materially harmed its results of operations, Solectron cannot assure that there will not be such an impact in the future.

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

MAJOR CUSTOMERS

     Only four major customers accounted for more than 10% of our net sales in fiscal 2000, 1999 and 1998, as summarized in the following table:

                                                              YEARS ENDED AUGUST 31,
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
Ericsson....................................................   13%      *        *
Compaq......................................................   *        12%      *
Cisco.......................................................   12%      11%      10%
HP..........................................................   *        *        11%

* net sales less than 10%

     Solectron's top ten customers accounted for 72% of net sales in fiscal 2000, 74% of net sales in fiscal 1999 and 68% of net sales in fiscal 1998. Solectron depends on continued revenues from Ericsson, Compaq, Cisco, HP, IBM and our other top ten customers. Solectron cannot guarantee that these or any other customers will not increase or decrease as a percentage of consolidated net sales either individually or as a group. Consequently, any material decrease in sales to these or other customers could materially harm Solectron's results of operations.

     Solectron believes that its ability to continue growing depends on increasing sales to existing customers for their current and future product generations, successfully marketing to new customers and expanding geographically. Customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of delayed, canceled or reduced orders with new business cannot be assured. In addition, Solectron cannot assure that its current customers will continue to utilize its services. Because of these factors, Solectron cannot assure that Solectron's historical revenue growth rate will continue.

GROSS PROFIT

     The gross margin percentages were 9.0%, 9.7% and 10.9% respectively, for fiscal 2000, 1999 and 1998. The decrease in fiscal 2000 over fiscal 1999 was attributed primarily to sales derived from lower margin mobile telecommunication equipment, manufacturing inefficiencies due to non-linearity of material receipts, a high level of business development activities and new site integration support expenditures, as well as capacity ramp-up for future demand growth. The decrease in fiscal 1999 over 1998 was due to lower margins from sales derived from systems build projects and lower margin standard memory products. The start-up operations also contributed to the decrease. In addition, the amortization of intellectual property resulting from certain acquisitions reduced gross margins.

     For its worldwide manufacturing operations, Solectron anticipates a larger percentage of its sales may be derived from systems-build projects that generally yield lower profit margins than PCB assembly.

     Solectron expects most of its technology solutions sales may continue to be derived from turn-key projects, which typically yield lower profit margins than consignment projects. In addition, factors affecting technology solutions profit margins include the sales mix of specialty memory modules, standard memory modules, communication card products and embedded computer modules, as well as changes in average memory densities used in memory products. Currently, a significant amount of net sales is derived from the sales of standard memory modules, which typically have lower profit margins than specialty memory modules.

     In the foreseeable future, Solectron's overall gross margin will depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up and integration costs of new and acquired businesses, percentage of sales derived from systems-build and turn-key products, pricing within the electronics industry, component costs and delivery linearity, and the cost structure at individual sites. Over time, gross margins at the individual sites and for Solectron as a whole may continue to fluctuate.

Increases in the systems-build business or turn-key projects, additional costs associated with new projects, and price erosion within the electronics industry could harm our gross margin.

     In addition, Solectron has experienced component shortages. While the component availability fluctuates from time to time and is still subject to lead time and other constraints, this could possibly have a negative impact on its sales and gross margins for the foreseeable future. Therefore, Solectron cannot assure that its gross margin will not fluctuate or decrease in future periods.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     In absolute dollars, our selling, general and administrative (SG&A) expenses increased 24.4% in fiscal 2000 over fiscal 1999, and 41.6% in fiscal 1999 over fiscal 1998. The increase in absolute dollars in fiscal 2000 compared to 1999 was contributed by an increase in head count and information system costs to support our sales growth and increased costs of acquisition related activities. The absolute dollar increase in fiscal 1999 over fiscal 1998 primarily reflected expenses associated with increased head count necessary to support sales growth and business infrastructure and further development costs of information systems, as well as expenses related to business and asset acquisitions.

     As a percentage of net sales, SG&A expenses were 3.3% in fiscal 2000, 3.9% in fiscal 1999 and 4.4% in fiscal 1998. The primary reasons for the fiscal 2000 and 1999 decrease in SG&A expenses as a percentage of net sales were the significant increase in sales volume and Solectron's continued effort to manage operating expenses, partially offset by the costs associated with investments in its business infrastructure, information systems and start-up costs for new sites. Solectron anticipates SG&A expenses will continue to increase in terms of absolute dollars in the future and may possibly increase as a percentage of net sales as Solectron continues to develop the infrastructure necessary to support the current and prospective business.

RESEARCH AND DEVELOPMENT EXPENSES

     With the exception of its technology solutions business unit, Solectron's research and development (R&D) activities have primarily supported the development of prototype and engineering design capabilities, fine pitch interconnecting technologies (which include ball grid array, tape automated bonding, multichip modules, chip-on-flex, chip-on-board and flip chip), high reliability environmental stress test technology and the implementation of environmentally friendly assembly processes such as VOC-free and no-clean. Technology solutions' R&D efforts are concentrated on new product development and improvement of product designs through improvements in functionality and the use of microprocessors in embedded applications.

     In absolute dollars, R&D expenses increased 50.1% in fiscal 2000 over fiscal 1999 and 35.5% in fiscal 1999 over fiscal 1998. The increases in absolute dollars in R&D expenses were primarily due to Solectron's increased R&D effort in technology solutions and new R&D projects initiated at its various sites. Solectron expects that R&D expenses will increase in absolute dollars in the future and may increase as a percentage of net sales as SMART and Force continue to invest in their R&D efforts and additional R&D projects are undertaken at certain sites. As a percentage of net sales, R&D expenses were 0.4% for both fiscal 2000 and 1999, 0.5% in fiscal 1998.

ACQUISITION AND RESTRUCTURING COSTS

     A one-time charge for acquisition costs of approximately $26.8 million was incurred in fiscal 2000 as a result of the acquisitions of SMART, AMERICOM and Bluegum during fiscal 2000. Solectron's acquisition costs consist of investment banker fees, accounting fees, registration fees and other incidentals.

     Solectron recorded restructuring costs of approximately $11.1 million in fiscal 2000 primarily related to the consolidations of certain facilities acquired in the SMART and Sequel mergers. Approximately $4.4 million related to lease exit costs, $3.4 million related to asset write-offs and other incidental costs, $1.2 million related to severance costs and $2.1 million related to other related costs. Approximately

$2.8 million remains in accrued expenses as of August 31, 2000 and Solectron expects to utilize these reserves by the end of fiscal 2001.

NET INTEREST INCOME (EXPENSE)

     Net interest income was $35.3 million in fiscal 2000 compared to $6.9 in fiscal 1998, and net interest expense of $1.6 million in fiscal 1999. The net interest income in fiscal 2000 was attributed primarily to interest income earned on cash and investments from the proceeds of the 2.75% zero-coupon convertible senior notes which were issued in May 2000, offset partially with interest expense on the 4% and 2.75% yield zero-coupon convertible senior notes as well as on the 7 3/8% senior notes. The net interest expense in fiscal 1999 was related to interest expenses from the 4% yield zero coupon convertible senior notes and the 6% convertible subordinated notes. The net interest income in fiscal 1998 was primarily due to the proceeds from SMART's secondary public offering of common stock completed during September 1997.

INCOME TAXES

     Income taxes increased to $238.8 million in fiscal 2000 from $164.2 million in fiscal 1999 and $124.2 million in fiscal 1998, primarily due to increased income before income taxes. Solectron's effective income tax rate was 32.3% in fiscal 2000 compared to 31.9% in fiscal 1999 and 33.1% in fiscal 1998.

     In general, the effective income tax rate is largely a function of the balance between income from domestic and international operations. Solectron's international operations, taken as a whole, have been taxed at a lower rate than those in the United States, primarily due to the tax holiday granted to Solectron's sites in Malaysia. The Malaysian tax holiday is effective through January 31, 2002, subject to some conditions, including certain levels of research and development expenditures. Solectron has also been granted various tax holidays in China, which are effective for various terms and are subject to some conditions.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" requires companies to expense all costs incurred in connection with start-up activities. Solectron recorded a cumulative effect of change in accounting principle of $3.5 million, net of $1.6 million tax benefit, in the first quarter of fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Net working capital was $6.2 billion at May 31, 2001 compared to $5.4 billion at August 31, 2000. The increase in net working capital was primarily due to the growth in accounts receivable and inventory attributable to higher sales. Cash, cash equivalents and short-term investments decreased to $2.2 billion at May 31, 2001 from $2.4 billion at August 31, 2000. This change reflected the proceeds of approximately $1.5 billion from the 3.25% yield zero-coupon convertible senior debt issued in November 2000 and the issuance of 35 million shares of common stock for approximately $1.2 billion, offset by inventory purchases and investing activities, including the acquisition of NEL's shares and convertible bonds for approximately $2.4 billion, purchases of manufacturing assets of $84 million and capital expenditures of $454.9 million.

     Accounts receivable increased approximately $245.1 million during the first nine months of fiscal 2001 over the fiscal year ended 2000. The increase was primarily due to growth in total net sales and the acquisition of NEL. Inventories increased $414.4 million during the first nine months of fiscal 2001 over the fiscal year ended 2000. The increase in inventory levels was primarily due to non-cancelable, non-returnable parts ordered on behalf of customers, under terms agreed to in the tight supply environment in the first quarter of fiscal 2001 and the acquisition of NEL and Centennial.

     As of May 31, 2001, Solectron had available a $100 million unsecured multicurrency revolving line of credit that expires April 30, 2002. Borrowings under the credit facility bear interest, at Solectron's option, at either the bank's prime rate, the London interbank offering rate (LIBOR) plus a margin, or the bank's certificate of deposit (CD) rate plus a margin. The margin under the LIBOR or CD rate options will vary depending on Solectron's Standard & Poor's Corporation and/or Moody's Investor Services, Inc. rating for its long- term senior unsecured debt. Under the credit agreement, Solectron must meet certain financial covenants. Solectron was in compliance with all of its line of credit financial covenants as of May 31, 2001. There were no borrowings outstanding under this line of credit as of May 31, 2001. In addition, Solectron had approximately $175 million and $562 million, respectively, in committed and uncommitted foreign lines of credit and other bank facilities as of May 31, 2001. The interest rates ranged from the bank's prime lending rate to the bank's prime rate plus a margin. As of May 31, 2001, borrowings and guaranteed amounts under committed and uncommitted foreign lines of credit were $152 million and $198 million, respectively.

     Solectron believes that its current cash and cash equivalents, short-term investments, line of credit, any potential funds that may be raised under its recently filed shelf Registration Statement and cash generated from operations will satisfy its expected working capital, capital expenditure, and investment requirements through at least the next 12 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

  Foreign Currency Exchange Rates Risk

     Solectron does not use derivative financial instruments for speculative purposes. Solectron's policy is to hedge its foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, Solectron uses foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

     As of May 31, 2001, the majority of the foreign currency hedging contracts were scheduled to mature in less than three months and there were no material deferred gains or losses. In addition, Solectron's international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including Solectron's experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. Also, since less than 13% of Solectron's net sales are denominated in currencies other than the U.S. dollar, Solectron does not believe its total exposure to be significant.

     Solectron has currency exposures arising from both sales and purchases denominated in currencies other than the functional currency of Solectron sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of the Solectron site could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if Solectron prices its products and services in the foreign currency, Solectron will receive less in U.S. dollars than it did before the rate increase went into effect. If Solectron prices its products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in Solectron's prices being not competitive in markets where business is transacted in the local currency.

  Interest Rate Risk

     The primary objective of Solectron's investment activities is to preserve principal, while at the same time, maximize yields without significantly increasing risk. To achieve this objective, Solectron maintains its portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 2001, approximately 96% of Solectron's total portfolio was scheduled to mature in less than six months.

     The following table presents the amounts of Solectron's cash equivalents and short-term investments that are subject to interest rate risk by year of expected maturity and weighted average interest rates as of May 31, 2001:

                                                         Q1        Q4
                                                        2002      2002      TOTAL      FAIR VALUE
                                                      --------    -----    --------    ----------
                                                                 (AMOUNTS IN MILLIONS)
Cash equivalents and short-term investments.........  $1,122.8    $46.5    $1,169.3     $1,169.3
Average interest rate...............................      4.70%    6.30%

     Solectron has entered into an interest rate swap transaction under which it pays a fixed rate of interest hedging against the variable interest rates implicit in the rent charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in the year 2002, which coincides with the maturity date of the lease term. As Solectron intends to hold the interest rate swap until the maturity date, it is not subject to market risk. In fact, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

     Solectron's long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, Solectron is not exposed to variable interest rates related to its long-term debt instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

     In accordance with SFAS No. 141, Solectron is accounting for all business combinations initiated or completed after June 30, 2001 using the purchase method of accounting. Solectron adopted the remaining provisions of SFAS No. 141 and SFAS No. 142 effective September 1, 2001.

     SFAS No. 141 requires, upon adoption of SFAS No. 142, that Solectron evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, Solectron is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and to make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, Solectron is required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss is measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires Solectron to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Solectron must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible

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

assets, to those reporting units as of the date of adoption. Solectron then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and Solectron must perform the second step of the transitional impairment test. In the second step, Solectron must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in Solectron's statement of earnings.

     As of September 1, 2001, Solectron had unamortized goodwill of approximately $1.9 billion, unamortized identifiable intangible assets of approximately $500 million, all of which is subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense related to goodwill was $87.8 million for the nine months ended May 31, 2001 and not significant for the fiscal year ended August 31, 2000. Because of the extensive effort needed to comply with adopting SFAS Nos. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these standards on Solectron's financial statements at the date of this filing, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

                               BUSINESS OF C-MAC

OVERVIEW

     C-MAC provides a comprehensive portfolio of electronic manufacturing services and solutions to over 500 customers worldwide. C-MAC focuses on complex, high-margin products and services ranging from components to full systems in addition to design, testing, supply chain management, order fulfillment and aftermarket support services. C-MAC primarily serves the global communications equipment market. In addition, C-MAC provides integrated systems solutions for the communications, transportation electronics, aerospace, military and industrial markets.

     C-MAC is a leading provider of a broad array of products, including optical, switching, transmission and other solutions to communications equipment customers, including Nortel, Alcatel, Lucent, Marconi and Motorola. C-MAC's major transportation electronics customers include Daimler-Chrysler, Delphi, Ford, General Motors, Hella and Siemens Automotive.

     C-MAC's manufacturing services include specialized component, module and printed circuit board fabrication, printed circuit board and backplane assembly, electro-mechanical sub-assembly, sheet metal fabrication, electro-plating, embedded computing solutions, digital signal processing and final system assembly test and order fulfillment. C-MAC's design services include concept design, circuit design, ASIC design, design for manufacturability, design for test, software design and new product introduction. C-MAC's supply chain management services include materials procurement, inventory management, packaging, distribution and after-market service and support.

     C-MAC also designs and develops proprietary technologies in areas such as hybrid microcircuits, frequency control products, sensors, custom ASICs, DC/DC converters, Low Temperature Co-Fired Ceramic (LTCC), actuators, body control electronics, compact personal computer interface, or PCI, versabus module europa, or VME, bus systems and digital signal processing. C-MAC incorporates our technology into products that it designs for its customers as well as into products that it manufactures and sells itself. C-MAC believes that its proprietary technologies differentiate it from its competitors. C-MAC intends to continue to expand its portfolio of proprietary products and technologies through internal research and development as well as acquisitions.

     C-MAC has supplemented its strong internal growth by selective acquisitions. Since January 1999, C-MAC has completed 17 acquisitions and entered into one joint venture. C-MAC has relied on acquisitions when they were the quickest and most economical way to diversify its product, technology and service offerings and customer base, enter new geographic markets or acquire new expertise. C-MAC currently operates 51 manufacturing facilities and eight independent design centers in ten countries, employing over 9,000 employees. C-MAC's revenue grew from Cdn$1.2 billion in 1999 to Cdn$2.6 billion in 2000.

     For information relating to financial information about geographic areas see note 13 of Annex K.

INDUSTRY OVERVIEW

     Historically, original equipment manufacturers, or OEMs, were vertically integrated and invested significantly in equipment and facilities to manufacture, service and distribute their products. Electronic manufacturing services, or EMS, companies originated to provide additional capacity during periods of high demand by assembling and testing printed circuit boards that typically form the backbone of electronic devices. Recently, EMS providers have been expanding their service offerings to include design and prototyping, supply chain management services such as procurement, inventory management, logistics and after-market services.

     The EMS industry has experienced and is expected to continue to experience significant growth. Industry growth is being driven by overall growth in the electronics industry as well as increased outsourcing by OEMs as a way to streamline their operations. C-MAC believes that larger EMS companies will experience the most significant growth as OEMs increasingly seek to partner with EMS companies that have a broad portfolio of technologies, products and services, significant financial resources and a global presence.

     EMS companies derive a majority of their revenues from the communications equipment, computer peripherals, consumer electronics and computer systems markets. Demand for manufacturing services by communications equipment OEMs is being driven by the growing global demand for telecommunications bandwidth.

     As OEMs have become dependent on the broad array of services offered by EMS companies, EMS providers have become virtual manufacturing arms of their customers. Improvements in process technology have reduced setup times and increased flexibility of electronic manufacturing operations. EMS providers can increasingly offer products at a lower cost with reduced lead times compared to products manufactured in-house by OEMs. Furthermore, improvements in management information systems, especially computer-aided manufacturing and enterprise resource planning, or ERP, systems have allowed EMS providers to expand their service offerings to include such functions as design and supply chain management. The principal benefits to OEMs of outsourcing are:

     Focused Resources. The electronics industry is experiencing greater levels of competition and more rapid technological change. As a result, many OEMs are increasingly seeking to focus their resources on activities and technologies in which they add the greatest value. By offering comprehensive design, electronic assembly and turnkey manufacturing services, EMS manufacturing specialists allow OEMs to focus on activities such as product development, marketing and distribution and the development of core technologies.

     Reduced Time-to-Market. The rapid technological advancement of electronic products is forcing OEMs to reduce the time it takes to bring innovative products to market. By outsourcing, OEMs can reduce their time to market by leveraging the proven design capabilities, manufacturing expertise and infrastructure of EMS providers.

     Access to Global Manufacturing Capabilities. OEMs are seeking to lower costs and access international markets by shifting manufacturing outside their home market. EMS companies with worldwide capabilities are able to offer manufacturing locations that enable OEMs to meet local content requirements, lower shipping costs, eliminate custom duties and incur lower labor costs.

     Reduced Investments in Working Capital and Equipment. OEMs are increasingly seeking to lower their investment in inventory, facilities and manufacturing equipment in order to allocate capital to other activities such as sales and marketing, and research and development.

     Improved Supply Chain Management and Purchasing Power. As a result of short product life cycles, frequent design changes and fluctuations in product demand, procurement and inventory management are becoming increasingly complex for OEMs. EMS providers can leverage their significant procurement advantages to lower product costs. In addition, EMS providers with supply chain management expertise can monitor inventory levels better and adapt to product design changes more rapidly.

C-MAC'S COMPETITIVE ADVANTAGE -- SELECTIVE VERTICAL INTEGRATION

     C-MAC believes that it differentiates itself through its selective vertical integration. As C-MAC's relationship with its customers evolved from that of a component supplier to a manufacturer of highly-integrated complex systems, C-MAC has used acquisitions and internal development to selectively increase the range of value-added technologies, products and services that it provides. C-MAC has developed proprietary technologies, sophisticated design and manufacturing services, and specialized supply chain management services to provide its customers with innovative turnkey solutions. C-MAC's selective vertical integration has provided it with the following competitive advantages:

     Proprietary Technologies and Products. C-MAC has developed proprietary technologies that it incorporates into products it manufactures for its customers and products that it manufactures and sells itself. C-MAC has also developed proprietary process and manufacturing technologies that allow it to

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

produce highly specialized and complex products. For instance, C-MAC has leading edge technologies in the areas of microtechnologies, specifically in advanced microcircuit substrates, high density interconnect technology, sensors, actuators, body control electronics and quartz crystal based frequency control products. C-MAC has also advanced know-how in the design and manufacture of compact PCI and VME bus systems and complex backplanes used in high capacity communications switches and routers. Through its expertise, C-MAC has also enhanced the design and manufacture of some of its customers' products. C-MAC is often able to retain the intellectual property rights for such enhancements. C-MAC believes that the proprietary products and technologies incorporated into the manufacturing of its customers' products solidifies its relationships with its customers, and gives it an advantage over its competitors.

     Specialized Engineering Services. C-MAC believes that its extensive engineering resources with expertise in circuit and electronic design, electro-mechanical design, printed circuit board layout, prototyping and testing represent one of the largest electro-mechanical design groups in the EMS industry. C-MAC has eight design centers located near its primary manufacturing facilities and have new product introduction teams and prototyping facilities at most of its manufacturing facilities. These new product development and introduction resources reduce time-to-market for C-MAC's customers. In addition, the close collaboration between C-MAC's design engineers and its manufacturing units reduces costs for its customers and minimizes potential production and test difficulties. C-MAC believes that OEMs will increasingly seek to partner with EMS providers with advanced engineering capabilities in order to outsource more design functions, improve their products and decrease time-to-market.

     Value-Added Manufacturing Services. C-MAC offers a complete range of specialized value-added manufacturing capabilities that differentiate it from its competitors. Through selective acquisitions and internal development, C-MAC has expanded and upgraded its manufacturing capabilities to include such items as multi-layer, high density printed circuit boards, complex double-sided backplanes, advanced substrates, metal fabrication, plastic molding and electroplating capabilities. C-MAC believes that its advanced manufacturing capabilities have enabled it to secure additional business from OEMs for complex products that have not been traditionally outsourced. Moreover, by controlling most of the specialized manufacturing steps involved in the creation of an end product, C-MAC streamlines the development and manufacturing process.

C-MAC'S PRODUCTS AND SERVICES

     C-MAC offers its customers turnkey EMS services, ranging from product design and manufacturing to full system assembly, test, shipping and after-market support. Leveraging its engineering expertise, C-MAC also designs, manufactures and sells products that use its proprietary technologies. The products that C-MAC manufactures can be found in such devices as:

    - telecommunication                     - satellites                            - cellular phones
      switches                              - optical networking equipment          - set-top boxes
    - routers                               - automobile electronics                - medical instruments
    - central office/switching equipment    - aerospace electronics                 - industrial instruments
    - wireless base stations                - telematics products                   - radio transmitters
                                            - GPS receivers

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

     The following is a list of the types of products and services C-MAC offers:

                                                     SUPPLY CHAIN         PROPRIETARY PRODUCTS
DESIGN SERVICES        MANUFACTURING SERVICES     MANAGEMENT SERVICES       AND TECHNOLOGIES
---------------------  ----------------------    ---------------------    ---------------------
- Concept design       - Printed circuit         - Materials              - Microtechnology
- Product design       boards                    procurement              products
- Cost reduction       - Printed circuit         - Inventory              - Hybrid
- Product              board                       management             microcircuits
  documentation          assembly                - Logistics              - Sensors
  and data management  - Backplanes              - Packaging              - Computer modules
- Prototype services   - Backplanes assembly     - Distribution           - Frequency control
- Product              - Metal fabrication       - After-market             products
qualification          - Plastic injection       support                  - DC/DC converters
- Design for             molding                 - Refurbishment          - Low Temperature
  Manufacturability    - Electro-mechanical                                 Co-Fired Ceramic
- Design for test        sub-assembly                                       (LTCC)
- Regulatory Testing   - Opto-electronic                                  - Multichip modules
- Software Design        assembly                                         - Databus modules
- New product          - Product assembly                                 - Compact PCI and VME
  introduction         - Electro-plating                                  bus systems
                       - System assembly                                  - Fiber optic modules
                       - Product test                                     - High-density
                       - Quality assurance                                  connectors
                       - Failure analysis                                 - Activators
                                                                          - Body Control
                                                                            Electronics
                                                                          - Telematics
                                                                          - Point of use power
                                                                            supplies
                                                                          - Resistor networks
                                                                          - Video Filters
                                                                          - Data bus modules

  Design Services

     With its extensive engineering resources, C-MAC offers value-added design services from the concept stage to the creation and testing of prototypes. C-MAC also provides product qualification, regulatory testing and new product introduction. C-MAC locates its design teams near its key EMS manufacturing operations and its major customers to facilitate coordination between its design and manufacturing teams. This ensures that reducing costs and optimizing manufacturability and testability are an integral part of the design process. C-MAC believes that close collaboration among its design engineers, its new product introduction teams and OEM engineers is essential to minimize delays and improve its products. Moreover, C-MAC believes that by involving its design engineers in the prototype building and testing process, it enables its customers to introduce new products into volume production more rapidly and with fewer performance issues.

     C-MAC's design teams include specialists in electrical, electronic, chemical, software and mechanical engineering as well as in electro-magnetic compatibility, thermal analysis, structural dynamics and element modeling to ensure that C-MAC's products are constructed to meet the exacting standards of its customers.

  Manufacturing Services

     Because C-MAC is selectively vertically integrated, C-MAC is able to offer a broad array of specialized services from the component level (hybrid microcircuits, frequency control devices, LTCC, sensors, actuators, intelligent switches, multi-chip modules, RF amplifiers, video filters) to full system assembly and test. C-MAC offers high performance, multi-layer, medium to large size printed circuit boards and assemblies, and C-MAC assembles double-sided, high density, multi-layer backplanes. C-MAC also manufactures and electro-plates precision sheet metal products such as cabinets, shelves, frames, consoles and backplane enclosures. Through its relationship with Nortel, C-MAC has developed expertise

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

in areas such as fiber alignment for the assembly and test of optical networking equipment that it now offers to other customers. C-MAC also provides a broad range of testing capabilities, including machine vision, environmental, burn-in, regulatory and final test.

  Supply Chain Management Services

     As OEMs have increasingly sought to outsource the management of their supply chain, C-MAC has introduced a full range of supply chain management services such as materials procurement, inventory management, logistics, packaging, global distribution, after-market support and refurbishment. To oversee these functions, C-MAC created a supply chain management team at the corporate level, thus enabling it to maximize economies of scale and reduce procurement costs.

     C-MAC currently has a centralized management resource planning system that orchestrates procurement, inventory and order status and allows it to provide access to some of this information to its customers. C-MAC's system is presently installed in most North American locations, and it is currently implementing it globally. This software enables each customer to monitor its product inventory by part to verify turnover and cost. C-MAC intends to continue to provide more of its customers with real-time access to its systems.

     C-MAC also provides logistics management, packaging and distribution capabilities for its customers. These capabilities enable C-MAC to offer its customers distribution either to the point of use or to a finished goods warehousing location where products can be configured, labeled and packaged for final distribution. For example, at its Winnipeg and Creedmoor facilities, it assembles, packages and distributes some of Nortel's products directly to the end user. C-MAC now offers after-market support, including repair, software maintenance and upgrades and refurbishment services.

  Proprietary Products and Technologies

     C-MAC designs and develops proprietary technologies primarily in the areas of communications equipment and transportation electronics. C-MAC incorporates its technology into products that it designs and manufactures for its customers. Additionally, C-MAC manufactures and sells products based on its proprietary designs.

     C-MAC is a leading manufacturer of thick film hybrid microcircuits for applications ranging from radio frequency amplifiers for cellular telephones to multi-chip modules for satellites. Thick film hybrid microcircuits enable its customers to meet the market demand for increased functionality in compact and robust packaging. In addition to conventional thick film hybrid microcircuits, C-MAC also specializes in LTCC manufacturing of microcircuits focused primarily on the automotive electronics market. The LTCC process is a leading edge technology that greatly reduces the manufacturing cost and the size of components.

     C-MAC now manufactures body, safety and powertrain electronic products aimed primarily to the automotive industry including specialized actuators, electronic body controllers, intelligent switches, and sensors. C-MAC's high performance sensors, including multifunctional, pressure, force and position are also utilized in the aerospace, military and industrial markets.

     C-MAC also manufactures a wide array of frequency control products from low cost quartz crystals used in data processing equipment to extremely precise reference oscillators used in satellites. C-MAC has leveraged its capabilities in reference oscillator products for traditional synchronous digital communication equipment products into high speed electrical, wireless and optical networking systems.

     Other proprietary products that C-MAC manufactures include DC/DC power converters, multi-chip modules, point-of-use power supplies (PUPS) and high density, interconnect products such as compact PCI and VME bus systems. In addition to providing standard, off-the-shelf interconnect products, C-MAC also utilizes its engineering expertise to blend the compact PCI and VME bus architectures with its customers' special application requirements to provide unique solutions. Digital Signal Processing (DSP) also represents a key technology as it translates, digitizes, analyzes and interprets signals to provide the end user with meaningful data in applications including radar, sonar, signal intelligence systems, voice recognition, semiconductor testing for the defense, aerospace, semiconductor testing equipment and telecommunications markets. C-MAC intends to expand its portfolio of proprietary products and technologies through research and development as well as through acquisitions.

CUSTOMERS

     C-MAC's customers consist principally of large, multinational OEMs, primarily in the communications equipment and automotive electronics markets. In 2000, C-MAC serviced over 500 customers with its largest customer being Nortel. C-MAC's revenue from Nortel represented approximately 60% and 51% of its consolidated revenue for the year ended December 31, 2000 and the twenty-six week period ended June 30, 2001, respectively. C-MAC's next largest customer accounted for approximately 4.6% of its revenue during the same periods.

     Since C-MAC's inception, it has developed a long standing relationship with Nortel. In 1991, C-MAC acquired its backplane and microcircuit businesses based in Florida. Sales to Nortel grew steadily through the 1990s, strengthened in 1998 by its acquisition of their network systems operations at Creedmoor, North Carolina, and also in 1999 by its acquisition of their optical networking activities in Monkstown, Northern Ireland. Concurrently with this acquisition, C-MAC entered into a contract covering the electro-mechanical assembly of Nortel's carrier class optical transport systems through September 2002. C-MAC also continues to supply backplanes and microcircuits to a variety of Nortel business units.

     In addition to Nortel, C-MAC is building close relationships with other major communications OEMs including Lucent, Motorola and Marconi. In the automotive electronics market, major customers include General Motors, Ford, Daimler-Chrysler, Hella, Delphi and Siemens Automotive.

SALES, MARKETING & CUSTOMER SERVICES

     C-MAC's global sales and marketing organization is comprised of two separate direct sales groups located in 52 selected cities in North America, Europe, and Asia. One group sells network and electronic systems manufacturing services while the other sells microtechnology manufacturing services and products. These groups coordinate their efforts in developing new territories and new markets. C-MAC's sales organization consists of over 200 sales, marketing and customer service people and is supported by global account executives and senior executives. C-MAC also utilizes independent sales representatives in emerging markets, such as Israel and Brazil, until the customer base justifies a direct sales team. C-MAC assigns product managers to key customer accounts to serve as a single point of contact for all products and services.

TECHNOLOGY, RESEARCH & DEVELOPMENT

     C-MAC possesses what it believes to be one of the largest non-captive design groups in the EMS industry. C-MAC has eight independent design centers including a research and development center in partnership with the Universite de Sherbrooke in Sherbrooke, Quebec. C-MAC also carries on design, research and development activities at each of its manufacturing facilities.

     C-MAC designs and develops proprietary technologies that it incorporate into products that it manufacture for its customers and that it manufactures and sells directly itself. C-MAC has also developed proprietary manufacturing and process technologies that it uses to manufacture higher quality products at lower costs for its customers. By requiring close collaboration between its design engineers and its manufacturing units, C-MAC seeks to reduce cost, minimize potential production and test difficulties at the initial design phase, thereby ensuring optimal manufacturability.

     C-MAC incorporates proprietary design into its microcircuits, frequency control devices, communications and transportation electronics solutions. For example, C-MAC designs application-specific integrated circuits, or ASICs, for its temperature control quartz oscillator family of frequency control products. This design is able to combine both analog and digital technologies in a very dense and stable chip for use in advanced communications systems such as CDMA base stations as well as orbiting satellite systems. C-MAC also incorporates proprietary design into its sensors, actuators and electronic body controllers which are utilized in aerospace, military, automotive and industrial electronic applications.

     The frequency control products, printed circuit boards, microcircuit and metal products that C-MAC manufactures benefit from its expertise in a wide range of specialized manufacturing processes. These include machining of ductile and brittle materials, clean room processing, casting of special ceramic materials, vacuum deposition of conductors, electroplating, precious metal ink printing and firing, a range of photolithographic processes and encapsulation technologies. C-MAC has also developed some of its own proprietary special-purpose machines and processes.

     C-MAC's substantial product design capability is complemented by its extensive experience and capability in advanced test engineering. Using its design expertise, C-MAC has also developed its own testing machines, such as lightning and surge simulation equipment.

     C-MAC's success depends in part on its ability to develop and protect its proprietary products, processes and other trade secrets. C-MAC's primary intellectual property resides in its manufacturing and process technologies. C-MAC relies primarily on trade secrets and does not generally rely on copyright protections, trademarks or patents. C-MAC generally does not believe that patents are a particularly effective way to protect its intellectual property due to the rapid changes in technology and the cost and time consuming nature of receiving patent approval. As a result, C-MAC believes that the most effective way to maintain its trade secrets is with continuous and rapid improvement of its processes and products. C-MAC has also taken, and intend to continue to take, appropriate steps to protect this proprietary information, including signing of non-disclosure agreements with certain customers, employees and other parties. In addition, C-MAC ensures that the design and manufacture of its proprietary manufacturing equipment is carried out internally and strictly controlled.

COMPETITION

     C-MAC competes against independent EMS providers, as well as the in-house, or captive, manufacturing capability of OEMs. Captive manufacturers occasionally sell to third parties in order to increase their volume of business but do not represent significant competition since their efforts are usually sporadic and small scale.

     In traditional EMS services C-MAC has many large competitors, including some significantly larger than it. These larger competitors include Celestica Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina Corporation, SCI Systems, Inc. and Solectron. C-MAC's major competitors for the assembly and integration of complex communications switches include Chatham Technologies-Seattle, Inc., Plexus Corporation and Sanmina Corporation. C-MAC has only a few independent competitors of equivalent size to it in the microtechnology portion of its business including CTS Corporation, Danam Communications Inc., MMC Networks, Inc., Oak Industries Inc. and USI Diversified.

EMPLOYEES

     C-MAC's employees are one of its primary strengths. C-MAC works hard to attract and retain high quality and well-qualified staff, particularly those engaged in its scientific and technical activities. As C-MAC has grown, it has been able to offer enhanced career opportunities to its most talented employees. C-MAC's human resources department identifies career objectives and monitors specific skill development for employees with management potential for advancement. C-MAC invests heavily in training at all levels, particularly for its technical staff to ensure that they are trained with the latest design tools and techniques.

     As of December 31, 2000, C-MAC employed over 9,000 full time employees worldwide. Given the growth of its business and the quick response time required by its customers, it is critical that C-MAC be

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

able to scale its production as necessary to maximize efficiency. To do so, C-MAC uses skilled temporary labor.

     Approximately 350 of C-MAC's employees in North America are unionized. In Europe, approximately 400 of C-MAC's employees are covered by union agreements. These union agreements are normally renewed at the beginning of each year although in a few cases they may last two or more years.

     C-MAC has no history of labor disputes in any plant. C-MAC operates a policy of involvement and consultation with all employees in every facility and embody the principles of total quality management and continuous improvement at all levels. C-MAC believes that its labor relationships are good.

FACILITIES

     C-MAC uses over 3.9 million square feet of building space. The table below shows the geographic distribution of C-MAC's facilities:

                                                              NUMBER OF
                                                                OWNED
                                                              OR LEASED    AGGREGATE AREA
                          COUNTRY                             FACILITIES     (SQ. FT.)
                          -------                             ----------   --------------
United States...............................................      19         1,567,906
Canada......................................................      22         1,360,672
United Kingdom..............................................      26           669,966
France......................................................       2           108,725
Mexico......................................................       2            92,584
Germany.....................................................       2            55,315
India.......................................................       2            50,000
Brazil......................................................       1            48,733
China.......................................................       2            31,452
Australia...................................................       1             1,500

     Many of C-MAC's facilities encompass more than one type of activity because C-MAC uses co-location as an aid to efficient and productive use of space and support staff. Among the 79 manufacturing facilities shown in the table above, 27 facilities, representing approximately 51% of C-MAC's building space, are owned and 52 facilities, representing approximately 49% of C-MAC's building space, are leased.

ENVIRONMENTAL MATTERS

     C-MAC's operations are subject to many laws and regulations concerning health and safety and the environment. These vary greatly in the various different geographical locations in which C-MAC operates.

     In general, environmental laws and regulations become more stringent with the passage of time and C-MAC continually has to update its plants and processes to meet them. In some cases C-MAC has to significantly re-engineer its processes, as was the case in recent years, with the elimination of ozone depleting substances formerly used for cleaning, to comply with more stringent requirements.

     C-MAC expects that all manufacturers of electronic equipment will need to reduce their use of lead in solder in the future. Lead is a major component of the solder currently in use. New "lead free" solders are being developed and C-MAC expects that some will become industry standards. The time frame of legislation is not certain because it has not yet been fully implemented in any jurisdiction. However, C-MAC believes that it will most likely be a widespread requirement in many countries within several years.

     C-MAC is in the process of remediating or investigating contamination at a few of its facilities. However, based on currently available information, C-MAC believes that any costs or liabilities in

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

connection with such contamination or any other environmental matter will not have a material adverse effect on its operations or financial condition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, to C-MAC's knowledge, information regarding holdings of C-MAC's common shares as of September 28, 2001, by:

     - persons beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of C-MAC's common shares;

     - directors and officers individually; and

     - directors and officers as a group.

                                                        NUMBER OF
                                                          C-MAC
                                                         COMMON      PERCENTAGE OF C-MAC
NAME OF SHAREHOLDER                                      SHARES       COMMON SHARES(1)
-------------------                                     ---------    -------------------
Dennis Wood(2)(3).....................................  7,740,552            8.97%
The Hon. Edward C. Lumley(6)..........................      6,532               *
Brenda T. Norris......................................      5,288               *
Jean Pierre Ouellet(6)................................      2,500               *
Ronald T. Riley(4)....................................     12,888               *
Richard Royer(5)......................................     43,988               *
C. Wesley M. Scott(6).................................      1,000               *
Christopher Wood(2)...................................      4,688               *
Brian Hamilton Antell.................................         --              --
Anthony Byk...........................................     90,000               *
Suzanne M. Gunther....................................      4,000               *
Peter Kielstra........................................         --              --
Denis Marchand........................................    104,644               *
Claude Michaud........................................      4,000               *
John Naismith.........................................     21,850               *
Donna Pasteris........................................         --              --
Frederick Rollinson, III..............................         --              --
Directors and Executive Officers as a group (18
  persons)............................................  8,041,930            9.32

---------------
(1) Excludes the C-MAC common shares, if any, issuable by C-MAC on the exercise of the C-MAC options outstanding at September 28, 2001, to acquire up to an aggregate of 3,054,733 C-MAC common shares granted pursuant to C-MAC's stock option plan.

(2) Does not include 4,000 C-MAC common shares held by Blue Mountain Wallcoverings Inc., Dennis Wood and Christopher Wood respectively control 18% and 70% of the voting shares of Blue Mountain Wallcoverings Inc.

(3) Dennis Wood holds options to purchase 945,000 C-MAC common shares and controls (a) 100% of the voting shares of Les Placements Dennis Wood Inc., which holds 7,299,188 C-MAC common shares and (b) 100% of the voting shares of 3567320 Canada Inc., which holds 236,360 C-MAC common shares.

(4) Marback Ltd., a corporation controlled by Ronald T. Riley, holds 10,500 C-MAC common shares.

(5) 2164-1907 Quebec Inc., a corporation controlled by Richard Royer, owns 8,000 C-MAC common shares and Royer Fields and Blais, a general partnership of which Richard Royer is a partner, owns 20,000 C-MAC common shares.

(6) The Hon. Edward C. Lumley also owns 588 deferred stock units. Jean Pierre Ouellet also owns 1,788 deferred stock units. C. Wesley M. Scott also owns 300 deferred stock units.

 *  Less than 0.1%.

MANAGEMENT OF C-MAC

     The following table sets forth information with respect to the directors and executive officers of C-MAC.

NAME                                        AGE                   POSITIONS WITH C-MAC
----                                        ---                   --------------------
Dennis Wood(1)............................  62     Chairman of the Board of Directors, President and
                                                   Chief
  Magog, Quebec                                    Executive Officer
The Hon. Edward C. Lumley(1)..............  61     Director
  South Lancaster, Ontario
Brenda T. Norris(3).......................  69     Director
  Westmount, Quebec
Jean Pierre Ouellet(1)(2)(3)..............  53     Vice-Chairman of the Board of Directors
  Montreal, Quebec
Ronald T. Riley(1)(2).....................  66     Director
  Westmount, Quebec
Richard Royer(3)..........................  64     Director
  Sherbrooke, Quebec
C. Wesley M. Scott(2).....................  55     Director
  Toronto, Ontario
Christopher Wood(1).......................  37     Director
  King Township, Ontario
Brian Hamilton Antell.....................  62     Chief Operating Officer and President,
                                                   Microtechnology
  Norfolk, England
Anthony Byk...............................  51     Vice President of C-MAC and President, Electronic
  Palm Beach Gardens, Florida                      Components
Suzanne M. Gunther........................  39     Vice President, Strategic Development
  Wellington, Florida
Peter Kielstra............................  44     Vice President, Engineering
  Kanata, Ontario
Denis Marchand............................  46     Vice President of C-MAC and General Manager
  Sherbrooke, Quebec                               Automotive Business Unit
Claude Michaud............................  43     Vice President and Chief Financial Officer
  Town of Mount Royal, Quebec
John Naismith.............................  54     Executive Vice President, Global Supply Chain
  Montreal, Quebec                                 Management
Donna Pasteris............................  55     Vice President, Corporate Services
  Town of Mount Royal, Quebec
Frederick Rollinson, III..................  45     Vice President of C-MAC and President, Electronic
  Raleigh, North Carolina                          Manufacturing Services

---------------
(1) Member of the Strategic Planning Committee.

(2) Member of the Audit Committee.

(3) Member of the Human Resources and Corporate Governance Committee.

     DENNIS WOOD. Mr. Wood is a co-founder of C-MAC. Mr. Wood has been a director of C-MAC since 1985 and has been Chairman of the Board of Directors and President since 1987 and Chief Executive Officer since 1992. Prior to joining C-MAC, Mr. Wood managed numerous businesses, including Berkeley Wallcoverings Inc. Mr. Wood is a director of General Trust of Canada, Group Bocenor Inc., Maax Inc., Investissements Novacap Inc., Blue Mountain Wallcoverings, Inc. and Export Development Corporation.

     THE HON. EDWARD C. LUMLEY. Mr. Lumley has been a director of C-MAC since 1999. Mr. Lumley has been Vice-Chairman of BMO Nesbitt Burns Inc. since 1990 and is a director of Canadian National

Railway Company, Magna International Inc., Magna Entertainment Inc., DY-4 Systems Inc., Air Canada, Dynasty Corp., Dollar-Thrifty Automotive Corp. and AIT Corp.

     BRENDA T. NORRIS. Mrs. Norris has been a director of C-MAC since 1998. Mrs. Norris is President of McCord Street Sites Inc., a real estate management firm. She is also a Governor of McGill University, a member of the Roosevelt Campobello International Park Commission and the international representative for Canada of Christie's.

     JEAN PIERRE OUELLET. Mr. Ouellet has been a director of C-MAC since 1992. He was appointed Vice-Chairman of the Board of Directors in July 1999. Mr. Ouellet is Vice Chairman (Quebec Operations) of RBC Dominion Securities Inc. >From 1996 to 2001, Mr. Ouellet was employed as Senior Vice-President, Chief Legal Officer and Corporate Secretary of Canadian National Railway Company. From 1976 to 1996, Mr. Ouellet was a partner with Stikeman Elliott.

     RONALD T. RILEY. Mr. Riley has been a director of C-MAC since 1997. Mr. Riley has been a Vice-President of L.B.G. Capital Inc., a division of National Bank Financial Inc., since 1995. He is a director of Argus Corporation, Canfor Corporation, Optimum General Inc. and McGill University Health Centre.

     RICHARD ROYER. Mr. Royer has been a director of C-MAC since 1992. Mr. Royer is President and Chief Executive Officer of Les Entreprises Kanitek Inc. Prior to December 1998, Mr. Royer was President and Chief Executive Officer of Le Groupe Teknika Inc. He is also a director of Missisquoi Insurance Company, a subsidiary of the Economical Mutual Insurance Company.

     C. WESLEY M. SCOTT. Mr. Scott was appointed a director of C-MAC in May 2001. Mr. Scott, a corporate director, was until March 2001, Chief Corporate Officer of BCE Inc. From February 1999 until January 2000, Mr. Scott was Vice Chairman of Bell Canada. From July 1995 until January 1999, Mr. Scott was Executive Vice President (Corporate) and, since April 1997, also Chief Financial Officer of Nortel Networks.

     CHRISTOPHER WOOD. Mr. Wood has been a director of C-MAC since 1998. Mr. Wood is President and Chief Executive Officer of Blue Mountain Wallcoverings Inc. and a director of Groupe Bocenor Inc. Dennis Wood is the father of Christopher Wood.

     BRIAN HAMILTON ANTELL. Mr. Antell joined C-MAC in 1992 and was Vice-President of C-MAC and President, C-MAC Microcircuit Division from 1994 to 1998 and has been President, Microtechnology since 1999. Prior to joining C-MAC, Mr. Antell was a Managing Director at Nortel.

     ANTHONY BYK. Mr. Byk has been Vice-President of C-MAC and President, Electronic Components since 1991. Prior to joining C-MAC, Mr. Byk was Senior Manager-Interconnect Operations of Nortel.

     SUZANNE M. GUNTHER. Mrs. Gunther has served as Vice-President, Strategic Development (and prior to that Vice-President, Mergers and Acquisitions) since 1998. Prior to joining C-MAC, Mrs. Gunther was Senior Vice-President and Financial Strategist of Bank of America.

     PETER KIELSTRA. Mr. Kielstra has been Vice-President, Engineering since October 2000. Mr. Kielstra joined C-MAC in 1999 as General Manager of the Engineering Division. Prior to joining C-MAC, Mr. Kielstra had been with Nortel Networks Corporation, from 1984 to 1999, in various positions, most recently as Senior Manager.

     DENIS MARCHAND. Mr. Marchand joined C-MAC in 1990 and has occupied various positions with us, most recently as Vice-President and General Manager Automotive Products and Services since 1999. Previously, Mr. Marchand was Engineering CAD Manager of Societe de Microelectronique de Sherbrooke.

     CLAUDE MICHAUD. Mr. Michaud has served as Vice-President and Chief Financial Officer since August 2000. Prior to joining C-MAC, Mr. Michaud has been employed by Scotia Capital Inc. from 1986, where he has served in various positions, most recently as Managing Director.

     JOHN NAISMITH. Mr. Naismith has been Vice-President, E.M.S. division from 1993 to 1999 and Vice-President, Global Supply Chain Management since 1999. Prior to joining C-MAC, Mr. Naismith was Director of Materials at IBM Canada.

     DONNA PASTERIS. Mrs. Pasteris joined C-MAC in 2001 as Vice President, Corporate Services. From 1995 until she joined C-MAC, Mrs. Pasteris was employed by Atomic Energy of Canada Ltd. as Vice-President, Administration and Human Resources.

     FREDERICK ROLLINSON, III. Mr. Rollinson joined C-MAC in 1998 as General Manager of the Creedmoor Facility. He has been Vice-President of C-MAC and President, Electronic Manufacturing Services since 1999. From 1996 to 1998, Mr. Rollinson was director of Nortel's North American Distribution Center Operation. Prior to that, from 1994 to 1996, Mr. Rollinson was plant manager of Nortel's Creedmoor Facility.

AUDIT COMMITTEE

     The Audit committee is presently made up of three directors all of whom are outside and unrelated directors (Mr. Ronald T. Riley, its Chairman, Mr. Jean Pierre Ouellet and Mr. C. Wesley M. Scott ). Mr. Claude Michaud, Vice President and Chief Financial Officer and Mr. Edmond Brault, Chief Internal Auditor, also attend the meetings of this committee but do not participate in certain of the discussions which are held exclusively between the members of the committee or with C-MAC's auditors. The external auditors also attend the meetings of this committee.

     The Audit committee meets and reports to the Board of Directors at least four times a year. During the 2000 financial year, the Audit committee held four
(4) meetings. Its mandate includes C-MAC, its divisions and subsidiaries. The main responsibilities of this committee are to review and recommend to the Board of Directors for approval the annual and quarterly financial statements, the annual information form, the prospectus and other documents containing financial information; to recommend to the Board the external auditors to be appointed and their remuneration; to review the nature and scope of the annual audit plan proposed by the auditors; to review with management the risks inherent in C-MAC's business and risk management programs relating thereto; to evaluate with management and the external auditors C-MAC's procedures and systems of internal accounting and control and to recommend to the Board business conduct and conflict of interest policies.

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

     The Human Resources and Corporate Governance committee is presently composed of three outside and unrelated directors: Mr. Jean Pierre Ouellet, its Chairman, Mrs. Brenda T. Norris and Mr. Richard Royer.

     The Human Resources and Corporate Governance committee meets as required but at least two times per year. Mr. Dennis Wood, Chairman of the Board, President and Chief Executive Officer, attends most of the meetings of this committee, except for those meetings where his performance or compensation are discussed. During 2000, this committee met five (5) times.

     The human resources responsibilities of this committee include the review and, if necessary, formulation of appropriate policy recommendations to the Board of Directors regarding all aspects of C-MAC's management and employee compensation. The committee also formulates recommendations relative to the director's compensation, The committee also addresses succession planning, including the appointment, training, monitoring and retention of senior management. Finally, it assesses the performance of all senior officers, including the President and Chief Executive Officer.

     As part of its corporate governance responsibilities, it reviews and makes recommendations on the composition of the Board of Directors, its committees and their respective mandates, the scope of which is reviewed annually to ensure that the Board effectively discharges its duties. This review has led to the creation of a Strategic Planning Committee which was put in place in February of 1999. The committee also periodically reviews the contribution of each member of the Board to the deliberations of the Board and the affairs of C-MAC.

DIRECTORS' REMUNERATION

     In 1999, for the first time since C-MAC made its initial stock offering, the remuneration of the members of the Board of Directors was reviewed, as recommended by the Human Resources and Corporate Governance Committee. It was decided to increase the annual base remuneration of outside directors to about Cdn.$25,000, Cdn.$10,000 to be paid in cash and the balance in common shares of C-MAC or in deferred stock units. As a consequence, in 2000, outside directors were remunerated for their regular services to C-MAC by way of an annual retainer fee of Cdn.$10,000 for serving as directors and an attendance fee of Cdn.$1,000 for each meeting of the Board of Directors attended (Cdn.$500 for meetings held by telephone conference). In addition, each member of a committee of the Board of Directors who is an independent director receives Cdn.$2,000 per year and Cdn.$1,000 for each committee meeting attended (Cdn.$500 for meetings held by telephone conference), the Chairman of each committee who is an outside director receives an additional sum of Cdn.$1,000 per year. With respect to the year ended December 31, 2000, C-MAC paid an aggregate of Cdn.$215,500 to its independent directors. In addition, in 2000, each outside director received 288 common shares of C-MAC, shares that were bought by C-MAC in the market at a price of Cdn.$51 per share. Mr. Jean Pierre Ouellet and the Honourable Edward C. Lumley instead chose to each receive 288 deferred stock units.

     During 1999, the Board of Directors decided to put in place a policy relative to the ownership by members of the Board of a minimum number of shares of C-MAC. Pursuant to the terms of this policy, it is planned that each member of the Board will have to own, before the 2004 shareholder meeting is held (for the present directors of C-MAC or within the five years following their first election (for the new directors that may join the Board), shares of C-MAC for a value of at least $150,000, such value being established according to the higher of the acquisition cost or market value on the day the decision is made.

REPORT ON EXECUTIVE COMPENSATION

     The Board of Directors established a Human Resources and Corporate Governance Committee which acts as the Executive Compensation Committee of the Board. The Human Resources and Corporate Governance Committee is comprised of three directors who are not employees of C-MAC. The Human Resources and Corporate Governance Committee meets regularly and its meetings are attended by the President and Chief Executive Officer of C-MAC, except for those meetings where his performance or compensation are discussed.

     The mandate of the Human Resources and Corporate Governance Committee is, among others, to elaborate and oversee the implementation of a compensation policy for all employees of C-MAC, with a particular emphasis on senior or executive officers, to monitor the implementation of this policy and to review and recommend to the Board annually the compensation of senior or executive officers of C-MAC (including subsidiaries) whatever the form of such compensation, whether salary, bonuses, share options, etc.

     From the outset, the Human Resources and Corporate Governance Committee established as a principle that the compensation allocated to senior or executive officers, including the President and Chief Executive Officer, would take into account three principal factors: (i) base salary is to be competitive with that offered by similar size and type employers to employees having comparable responsibilities, (ii) bonuses are determined and paid in relation to the performance of the unit over which the senior or executive employee has responsibility, having due regard to the overall performance of C-MAC, and, in the case of the President and Chief Executive Officer, the overall performance of C-MAC as measured in relation to its objectives and the market value of its common shares, taking into account general market performance; and (iii) options to purchase shares of C-MAC are awarded as long term incentives by creating a link between the financial success of C-MAC and the creation of capital for senior or executive employees.

     During the course of the 2000 meetings and those held in the beginning of 2001, the Human Resources and Corporate Governance Committee made its recommendation in establishing the compensation paid to the President and Chief Executive Officer of C-MAC for the years ended December 31, 2000 and 2001, based on the following factors: (i) the amount paid or to be paid to him as a base salary has to be competitive with those paid to chief executive officers of comparable employers; (ii) his remuneration must be at a level that recognizes his specific contribution to the success of C-MAC and at the same time meet the other objectives of C-MAC's compensation policy for the other members of management; (iii) finally, as for the other members of management, the compensation must be comprised of a "retention" element that reduces the risk of a premature departure. The bonus and share options awarded to the President and Chief Executive Officer were established under the factors set forth above. The Committee and the Board are aware of the fact that it is essential for the medium and long term success of C-MAC to recruit, train and keep at C-MAC's employment top level managers, able to take on the challenges associated with the growth of C-MAC all within an environment which is more and more competitive in terms of management recruitment.

     The Human Resources and Corporate Governance Committee established the compensation payable to the other executive officers of C-MAC under the same factors, also taking into account their compensation with their previous employer from whom C-MAC purchased the units over which they have responsibilities.

     Presented by the Committee: Mr. Jean Pierre Ouellet, Brenda T. Norris and Richard Royer.

AGGREGATE COMPENSATION

     As at the year ended December 31, 2000, C-MAC had eleven senior executives. The aggregate cash remuneration paid or payable by C-MAC to said senior executives with respect to such year is Cdn.$3,363,117. The non-cash remuneration paid or payable to senior executives of C-MAC did not exceed ten percent (10%) of the cash remuneration or Cdn.$25,000 per person for such year.

EXECUTIVE COMPENSATION

     The following table sets forth the annual compensation for the Chief Executive Officer and each of the other four most highly compensated executive officers, together the Named Executive Officers, for the year ended December 31, 2000 and for each of the two preceding years.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION(1)
                                    ---------------------------------------------
                                                                     OTHER ANNUAL      NUMBER OF         ALL OTHER
                                                                     COMPENSATION   SECURITIES UNDER    COMPENSATION
NAME                         YEAR   SALARY(CDN. $)   BONUS(CDN. $)     (CDN. $)        OPTIONS(3)      (CDN. $)(1)(2)
----                         ----   --------------   -------------   ------------   ----------------   --------------
Dennis Wood................  2000      579,464          367,500             --           75,000                --
  Chairman of the Board      1999      525,000          332,500             --          120,000                --
  of Directors, President    1998      475,000          197,500             --          150,000                --
  and Chief Executive
  Officer
Brian Hamilton Antell......  2000      198,985           92,582         31,379           10,000            89,126(4)
  Chief Operating            1999      206,166           95,923         23,780           20,000            92,342(4)
  Officer and                1998      206,383          103,191         18,368           12,000            18,575(4)
  President,
  Microtechnology
Frederick Rollinson, III...  2000      208,084          118,840             --           10,000                --
  Vice President and         1999      185,411            7,217             --           25,000                --
  President, Electronic      1998       44,231(5)            --             --               --                --
  Manufacturing Services
Anthony Byk................  2000      248,097          133,695             --           10,000                --
  Vice President and         1999      208,733          131,340             --           20,000                --
  President, Electronic      1998      199,329          119,597             --           20,000                --
  Components
Suzanne M. Gunther.........  2000      179,374           95,815                          15,000                --
  Vice President,            1999      152,050           57,732                          20,000                --
  Strategic Development      1998      144,492               --                           3,000             2,760

---------------
(1) Amounts paid in currencies other than Canadian dollars have been converted in Canadian dollars by using the exchange rates as at the end of each year.

(2) The amount of "All Other Compensation" paid on a non-cash basis to named executive officers in 2000 did not exceed ten percent (10%) of the cash remuneration or Cdn. $25,000 per person for such year.

(3) For more information, see "Business of C-MAC -- Stock Option Plan".

(4) Amounts paid pursuant to a retirement plan.

(5) For a period of three months.

STOCK OPTION PLAN

     C-MAC's stock option plan authorizes the granting of options to purchase a maximum of 8,625,000 common shares to employees, officers and directors of C-MAC and its subsidiaries. The exercise price of the options granted pursuant to the plan cannot be less than the closing sale price per C-MAC common share on the day preceding the grant of such options. Unless the C-MAC board of directors decides otherwise in exceptional circumstances, the options granted under the plan shall vest equally over a five year period which begins one year after the date on which such options were granted. Optionholders may exercise each option for a period determined by the C-MAC board of directors which cannot be later than ten years from the day of the grant of the option, provided that the optionholder remains an employee, an officer or a director of C-MAC or of its subsidiaries. The options are not transferable and the options may be exercised in the event of a takeover bid if the C-MAC board of directors deems it appropriate.

     The plan provides that the number of options granted to any outside director cannot exceed 20,000 options for every ten years of service as a director.

     The following table sets forth, for the executive officers named in the C-MAC summary compensation table, the stock options granted under C-MAC's stock option plan to such executive officers during fiscal 2000.

                       STOCK OPTION GRANTS IN FISCAL 2000

                                                                           MARKET VALUE OF
                                          PERCENTAGE OF                      SECURITIES
                            NUMBER OF     TOTAL OPTIONS                      UNDERLYING
                           SECURITIES       GRANTED TO      EXERCISE OR    OPTIONS ON THE
                          UNDER OPTIONS    EMPLOYEES IN     BASE PRICE      DATE OF GRANT
NAME                       GRANTED(#)     FINANCIAL YEAR   (CDN.$/SHARE)    (CDN.$/SHARE)    EXPIRATION DATE
----                      -------------   --------------   -------------   ---------------   ---------------
Dennis Wood.............     75,000            9.56%           57.00            57.00          04-18-2010
Brian Hamilton Antell...     10,000            1.27            57.00            57.00          04-18-2010
Frederick Rollinson,
  III...................     10,000            1.27            57.00            57.00          04-18-2010
Anthony Byk.............     10,000            1.27            57.00            57.00          04-18-2010
Suzanne M. Gunther......      5,000            0.64            71.65            71.65          07-05-2010
                             10,000            1.27            57.00            57.00          04-10-2010

     The options granted in 2000 could not be exercised for a period of one year beginning on the date they were granted. Following the expiration of the first year, the options vest ratably over a five year period. Any portion not exercised during a given year is added to the amount exercisable during the following year until expiration of such options.

     The following table sets forth, for the executive officers named in the C-MAC summary compensation table, the stock options exercised by such executive officers during fiscal 2000.

                AGGREGATED STOCK OPTION EXERCISES IN FISCAL 2000

                                                                                           VALUE OF UNEXERCISED
                                                AGGREGATE      NUMBER OF SECURITIES        IN-THE-MONEY OPTIONS
                                    SHARES        VALUE       UNDERLYING UNEXERCISED         AT 2000 YEAR-END
                                  ACQUIRED ON    REALIZED    OPTIONS AT 2000 YEAR-END    EXERCISABLE/UNEXERCISABLE
NAME                              EXERCISE(#)    (CDN.$)     EXERCISABLE/UNEXERCISABLE          (CDN.$)(1)
----                              -----------   ----------   -------------------------   -------------------------
Dennis Wood.....................    300,000     18,840,000(2)      740,000/205,000         45,662,500/7,813,750
Brian Hamilton Antell...........     17,000      1,768,000(3)       38,666/ 27,334          2,281,030/1,050,470
Frederick Rollinson, III........         --             --          8,332/ 26,668             411,098/  922,402
Anthony Byk.....................     40,000      2,300,000(4)       44,000/ 30,000          2,575,867/1,197,833
                                     50,000      3,630,000(5)
Suzanne M. Gunther..............         --             --         29,200/ 18,800           1,522,350/  451,960

---------------
(1) Calculated using the closing market price of each C-MAC common share as of December 31, 2000 on the TSE (Cdn.$67.00).

(2) Calculated using the closing market price of each C-MAC common share as of April 20, 2000 on the TSE (Cdn.$62.80).

(3) Calculated using the closing market price of each C-MAC common share as of August 22, 2000 on the TSE (Cdn.$104.00).

(4) Calculated using the closing market price of each C-MAC common share as of February 18, 2000 on the TSE (Cdn.$57.50).

(5) Calculated using the closing market price of each C-MAC common share as of December 6, 2000 on the TSE (Cdn.$72.60).

(6) Calculated using the closing market price of each C-MAC common share as of May 9, 2000 on the TSE (Cdn.$59.55).

EMPLOYMENT AGREEMENTS

     Each of Dennis Wood, Brian Antell, Anthony Byk, Frederik Rollinson, Claude Michaud, John Naismith, Suzanne Gunther, Peter Kielstra, Donna Pasteris, Roch Asselin, and Denis Marchand have entered into letter agreements with C-MAC providing for benefits to be paid upon termination of employment, including for good reason but excluding for cause, generally within 12 months following a change of control in C-MAC (which includes the arrangement). For all the above persons except for Mr. Wood, the agreements generally provide for a lump sum payment to be made equal to 24 months of salary and bonus. The agreement entered with Mr. Wood generally provides for a lump sum payment to be made equal to 36 months of Mr. Wood's salary and bonus. In addition, the vesting schedule of options granted to these persons may be accelerated in certain circumstances including in the event of termination without cause following completion of the arrangement.

PERFORMANCE GRAPH

     The following graph compares the total cumulative yield of a Cdn.$100 investment in the common shares of C-MAC made on December 29, 1995, and the performance of the TSE 300 Index on The Toronto Stock Exchange.

                              (PERFORMANCE GRAPH)

--------------------------------------------------------------------------------------------
                       29-Dec-95   31-Dec-96   31-Dec-97   31-Dec-98   31-Dec-99   29-Dec-00
--------------------------------------------------------------------------------------------
 C-MAC                  $100.00      $233.7      $436.1      $608.4    $1,988.0    $3,228.9
 TSE 300                $100.00      $125.7      $142.1      $137.6    $  178.5    $  189.5
--------------------------------------------------------------------------------------------

RECENT DEVELOPMENTS

     On October 3, 2001, C-MAC announced that it had entered into an agreement with Nortel to supply systems integration, configuration and testing of DMS circuit-switching products, as well as related supply chain services. These operations are currently performed in-house at Nortel facilities in Research Triangle Park, North Carolina and Monkstown, Northern Ireland, and will be transferred to C-MAC's operations in Creedmoor, North Carolina and Carrickfergus, Northern Ireland. The parties expect to close the transaction in the fourth quarter of 2001.

     Based on preliminary results, as of October 19, 2001 C-MAC believes that revenue and net earnings before goodwill amortization for the thirteen-week period ended September 30, 2001 will be significantly below indications given in the August 9, 2001 press release announcing the execution of the combination agreement with Solectron. Revenue for the third quarter is expected to be between Cdn$415-Cdn$420 million compared to Cdn$575 million previously estimated. The shortfall is due in part to the delay in closing the transaction with Nortel announced on October 3, which had been expected to close in the third quarter, and in part due to continuing deterioration in market conditions over the course of the quarter as a result of continued slowdown in telecommunication equipment sales around the world as well as weak overall economic conditions. It is expected that revenue from Nortel represented approximately 33% of C-MAC's revenue in the third quarter compared to approximately 51% for the previous quarter. As a result, net earnings before goodwill amortization and restructuring charges per share are expected to be a loss of between Cdn$0.20-Cdn$0.25 compared to net earnings before goodwill amortization per share of Cdn$0.10-Cdn$0.15 as previously estimated. To adjust to current market conditions C-MAC will take restructuring charges in the third quarter amounting to approximately Cdn$30 million.

                 C-MAC MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following in conjunction with the "Selected Financial Data" section of this document and C-MAC's consolidated financial statements and the notes thereto appearing elsewhere in this document. The forward-looking statements in this discussion regarding the electronic manufacturing services industry, C-MAC's expectations regarding its future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk Factors" section of this documents. C-MAC's actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that C-MAC's actual future results may be materially different from what it expects. C-MAC may not update these forward-looking statements after the date of this document, even though its situation will change in the future. All forward-looking statements attributable to C-MAC are expressly qualified by these cautionary statements.

OVERVIEW

     C-MAC provides a comprehensive portfolio of electronic manufacturing services and solutions to over 500 customers worldwide. C-MAC focuses on complex, high-margin products and services ranging, from components to full system assembly and test as well as design and supply chain management services. C-MAC primarily serves the global communications equipment market. In addition, C-MAC provides solutions for the automotive electronics, aerospace and instrumentation markets.

OPERATING RESULTS

     C-MAC's revenue has grown from Cdn.$643.0 million in 1998 to Cdn.$2.6 billion in 2000. C-MAC's growth has been primarily due to acquisitions and the continued outsourcing by OEMs of manufacturing and manufacturing related services. C-MAC's revenue growth in the future will depend largely on its ability to secure additional programs with existing OEMs, engage new OEMs, expand its operations and identify and complete further acquisitions.

     C-MAC provides services to its customers primarily on a turnkey basis. Turnkey contracts require C-MAC to source, procure and maintain inventory for eventual assembly into products deliverable to its customers. Some of C-MAC's competitors deliver products on a consignment basis where the customer provides the raw materials. Consignment sales generally only include manufacturing costs. Almost none of C-MAC's revenue is based on consignment sales.

     C-MAC enters into contracts with its customers that vary in length and typically do not contain minimum purchase commitments. Most of C-MAC's sales are derived from purchase orders from its customers. Orders from C-MAC's customers, including those contemplated under long-term purchase agreements commit to firm production schedules ranging up to 90 days in advance. C-MAC's agreements with Nortel vary in length, with the last one expiring in September 2002. These agreements do not contemplate minimum purchase commitments.

     C-MAC's margins from period to period are affected by its product mix, specifically by the relationship of the aggregate cost of the components being integrated to the amount of the value added services that it provides. C-MAC is increasingly providing products with higher aggregate component costs.

     C-MAC minimizes risks associated with carrying inventory by working closely with its customers and suppliers and by usually ordering materials and components only to the extent necessary to satisfy existing customer purchase orders. Most of C-MAC's significant customers' contracts permit quarterly or other periodic adjustments to pricing based on changes in component prices, which largely protects C-MAC from the risk of raw materials cost fluctuations.

     C-MAC's consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. As applied to C-MAC's consolidated financial statements, Canadian

GAAP conforms in all material respects with U.S. GAAP except as described in note 15 to C-MAC's audited consolidated financial statements included elsewhere in this document.

     The following table sets forth, for the periods indicated, the percentage of revenue represented by items in C-MAC's consolidated statements of earnings as reported under Canadian GAAP:

                                                        TWENTY-SIX
                                                    WEEK PERIODS ENDED
                                                    -------------------     YEARS ENDED DECEMBER 31,
                                                    JUNE 30,    JULY 1,    --------------------------
                                                      2001       2000       2000      1999      1998
                                                    --------    -------    ------    ------    ------
Revenue...........................................   100.0%      100.0%    100.0%    100.0%    100.0%
Operating expenses:
  Cost of goods sold..............................    82.4        83.7      82.9      83.0      81.8
  Selling and administrative......................     5.0         4.7       4.5       5.8       6.9
  Research and development........................     2.4         1.4       1.6       1.5       2.0
  Amortization of capital and other assets........     2.5         1.7       1.7       2.0       1.8
                                                     -----       -----     -----     -----     -----
Earnings from operations..........................     7.7         8.5       9.3       7.7       7.5
Financial expenses................................     0.4         1.2       0.4       1.2       0.9
                                                     -----       -----     -----     -----     -----
Earnings before income taxes, non-controlling
  interest and goodwill amortization..............     7.3         7.3       8.9       6.5       6.6
Income taxes......................................     2.5         2.7       3.1       2.3       2.4
Net earnings before goodwill amortization.........     4.8         4.6       5.8       4.2       4.2
Goodwill amortization, net of income taxes........     1.3         0.5       0.6       0.3       0.2
                                                     -----       -----     -----     -----     -----
Net earnings......................................     3.5%        4.1%      5.2%      3.9%      4.0%
                                                     =====       =====     =====     =====     =====

TWENTY-SIX WEEK PERIOD ENDED JUNE 30, 2001 COMPARED TO THE TWENTY-SIX WEEK PERIOD ENDED JULY 1, 2000

     Revenue. C-MAC's revenue was Cdn.$1.5 billion for the twenty-six week period ended June 30, 2001 compared to Cdn.$1.0 billion for the twenty-six week period ended July 1, 2000. This 50% increase is primarily attributable to organic growth and acquisitions completed over the last 12 months, namely the acquisition of A-Plus Manufacturing Corp., GHZ Technologies Inc., TQF Technologie Inc., Invotronics, Kavlico Corporation, DY4 Systems Inc. and two plants from Honeywell.

     Cost of Goods Sold. C-MAC's cost of goods sold was Cdn.$1,229.0 million, or 82.4% of revenue, for the twenty-six week period ended June 30, 2001 compared to Cdn.$831.6 million, or 83.7% of revenue, for the twenty-six week period ended July 1, 2000, representing an increase of 47.8%. The decrease in cost of goods sold expenses as a percentage of revenue is the result of C-MAC's selective vertical integration business model, acquisitions and higher value-added services.

     Selling and Administrative Expenses. Selling and administrative expenses were Cdn.$74.1 million, or 5.0% of revenue, for the twenty-six week period ended June 30, 2001, compared to Cdn.$46.4 million, or 4.7% of revenue, for the twenty-six week period ended July 1, 2000. The increase of Cdn.$27.7 million was due to the growth of C-MAC's business and acquisitions having a higher percentage of selling and administrative expenses relative to revenue.

     Research and Development Expenses. Research and development expenses were Cdn.$36.2 million, or 2.4% of revenue, for the twenty-six week period ended June 30, 2001, compared to Cdn.$13.4 million, or 1.4% of revenue, for the twenty-six week period ended July 1, 2000. The increase of Cdn.$22.8 million was primarily due to the expansion of C-MAC's activities and acquisitions, such as DY4, having a higher percentage of research and development expenses relative to revenue.

     Amortization of Capital and Other Assets. Amortization of capital and other assets amounted to Cdn.$36.8 million, or 2.5% of revenue, for the twenty-six week period ended June 30, 2001, compared to Cdn.$17.1 million, or 1.7% of revenue, for the twenty-six week period ended July 1, 2000. The increase of Cdn.$19.7 million was due to increased capital expenditures and acquisitions.

     Financial Expenses, net. Net financial expenses were Cdn.$6.2 million for the twenty-six week period ended June 30, 2001 compared to Cdn.$12.1 million for the twenty-six week period ended July 1, 2000. The decrease in financial expenses was primarily due to higher interest revenue.

     Income Taxes. Income taxes totaled Cdn.$37.9 million for the twenty-six week period ended June 30, 2001 compared to Cdn.$27.0 million for the twenty-six week period ended July 1, 2000. C-MAC's effective income tax rate was approximately 34.7% for the twenty-six week period ended June 30, 2001 compared to approximately 36.9% for the twenty-six week period ended July 1, 2000. The decrease in C-MAC's effective income tax rate in 2001 is attributable to a higher proportion of its revenue being generated by operations in lower tax jurisdictions.

     Goodwill Amortization, Net of Income Taxes. Goodwill amortization, net of income taxes was Cdn.$18.8 million for the twenty-six week period ended June 30, 2001 compared to Cdn.$5.2 million for the twenty-six week period ended July 1, 2000. This increase of Cdn.$13.6 million is attributable to acquisitions completed in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     Revenue. C-MAC's revenue was Cdn.$2.6 billion for the year ended December 31, 2000 compared to Cdn.$1.2 billion for the year ended December 31, 1999. This 116.7% increase is primarily attributable to organic growth and acquisitions completed in 2000.

     Sales to Canada amounted to Cdn.$936.9 million, constituting 36.7% of revenue for the year ended December 31, 2000, compared to 27.2% for the year ended December 31, 1999. Sales to the United States reached Cdn.$1,130.1 million for the year ended December 31, 2000, representing 44.3% of revenue, compared to Cdn.$585.8 million, or 50.1% of revenue, for the year ended December 31, 1999. Sales to Europe were Cdn.$405.5 million for the year ended December 31, 2000, representing 15.9% of revenue, compared to Cdn.$221.3 million, or 18.9% of revenue, for the year ended December 31, 1999. Our sales to the rest of the world were Cdn.$80.3 million for the year ended December 31, 2000, representing 3.1% of revenue, compared to Cdn.$44.3 million, or 3.8% of revenue, for the year ended December 31, 1999.

     Cost of Goods Sold. C-MAC's cost of goods sold was Cdn.$2,115.5 million, or 82.9% of revenue, for the year ended December 31, 2000 compared to Cdn.$970.7 million, or 83.0% of revenue, for the year ended December 31, 1999, representing an increase of 117.9%. C-MAC's gross margin increased from 17.0% in 1999 to 17.1% in 2000, even though EMS product, which is typically a lower margin business, represented a larger percentage of revenue. The improvement was a result of increased productivity and acquisitions.

     Selling and Administrative Expenses. Selling and administrative expenses were Cdn.$114.0 million, or 4.5% of revenue, for the year ended December 31, 2000 compared to Cdn.$67.5 million, or 5.8% of revenue for the year ended December 31, 1999. The increase of Cdn.$46.5 million was primarily due to the expansion of C-MAC's activities and acquisitions. The decrease in selling and administrative expenses relative to revenue is due to investments made in past years and additional revenue generated as a result.

     Research and Development Expenses. Research and development expenses were Cdn.$41.5 million, or 1.6% of revenue, for the year ended December 31, 2000 compared to Cdn.$17.2 million, or 1.5% of revenue, for the year ended December 31, 1999. The increase of Cdn.$24.3 million was primarily due to the expansion of C-MAC's activities and acquisitions.

     Amortization of Capital and Other Assets. Amortization of capital and other assets amounted to Cdn.$44.1 million, or 1.7% of revenue, for the year ended December 31, 2000, compared to Cdn.$22.8 million, or 2.0% of revenue, for the year ended December 31, 1999. The increase of Cdn.$21.3 million was mainly due to increased capital expenditures and acquisitions.

     Financial Expenses, net. Net financial expenses were Cdn.$9.2 million for the year ended December 31, 2000 compared to Cdn.$13.6 million for the year ended December 31, 1999. The decrease of Cdn.$4.4 million was primarily due to higher interest revenue relative to increased costs of borrowings required to finance certain acquisitions, capital expenditures and working capital requirements.

     Income Taxes. Income taxes totaled Cdn.$79.8 million for the year ended December 31, 2000 compared to Cdn.$27.4 million for the year ended December 31, 1999. Our effective income tax rate for 2000 was approximately 34.9% compared to approximately 35.5% for 1999. The decrease in C-MAC's effective tax rate for the year ended December 31, 2000 was mainly attributable to higher tax deductions in 2000 partially offset by a higher proportion of revenue being generated by our operations in higher tax jurisdictions.

     Goodwill Amortization, Net of Income Taxes. Goodwill amortization net of income taxes amounted to Cdn.$15.7 million for the year ended December 31, 2000 compared to Cdn.$3.9 million for the year ended December 31, 1999. This increase of Cdn.$11.8 million is attributable to acquisitions completed in 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     Revenue. Our revenue was Cdn.$1.2 billion for the year ended December 31, 1999 compared to Cdn.$643.0 million for the year ended December 31, 1998. This 86.6% increase is primarily attributable to acquisitions, namely the acquisition of the Monkstown facility, Blue Star Engineering Ltd. and LG Technologies Group Inc. in 1999 and of the Creedmoor facility in North Carolina, USA in 1998.

     Sales to Canada amounted to Cdn.$317.7 million, constituting 27.2% of revenue for the year ended December 31, 1999, compared to 16.1% for the year ended December 31, 1998. Sales to the United States reached Cdn.$585.8 million for the year ended December 31, 1999, representing 50.1% of revenue, compared to Cdn.$354.9 million, or 55.2% of revenue, for the year ended December 31, 1998. Sales to Europe were Cdn.$221.3 million for the year ended December 31, 1999, representing 18.9% of revenue, compared to Cdn.$151.5 million, or 23.6% of revenue, for the year ended December 31, 1998. Our sales to the rest of the world were Cdn.$44.3 million for the year ended December 31, 1999, representing 3.8% of revenue, compared to Cdn.$33.1 million, or 5.1% of revenue, for the year ended December 31, 1998.

     Cost of Goods Sold. Our cost of goods sold was Cdn.$970.7 million, or 83.0% of revenue, for the year ended December 31, 1999 compared to Cdn.$525.5 million, or 81.8% of revenue, for the year ended December 31, 1998, representing an increase of 84.7%. The increase, as a percentage of revenue, was primarily due to increased sales of products with higher aggregate component costs.

     Selling and Administrative Expenses. Selling and administrative expenses were Cdn.$67.5 million, or 5.8% of revenue, for the year ended December 31, 1999 compared to Cdn.$44.6 million, or 6.9% of revenue for the year ended December 31, 1998. The increase of Cdn.$22.9 million was primarily due to the expansion of our activities and to our acquisitions and represents a lower percentage of our revenue due to the fixed nature of a portion of these expenses.

     Research and Development Expenses. Research and development expenses were Cdn.$17.2 million, or 1.5% of revenue, for the year ended December 31, 1999 compared to Cdn.$12.9 million, or 2.0% of revenue, for the year ended December 31, 1998. The increase of Cdn.$4.3 million was primarily due to the expansion of our activities and the addition of design centers acquired from Nortel.

     Amortization of Capital and Other Assets. Amortization of capital and other assets amounted to Cdn.$22.8 million, or 2.0% of revenue, for the year ended December 31, 1999, compared to Cdn.$11.8 million, or 1.8% of revenue, for the year ended December 31, 1998. The increase of Cdn.$11.0 million was mainly due to increased investments in capital assets.

     Financial Expenses, net. Net financial expenses were Cdn.$13.6 million for the year ended December 31, 1999 compared to Cdn.$6.1 million for the year ended December 31, 1998. The increase of Cdn.$7.5 million was primarily due to higher borrowings required to finance certain acquisitions and capital expenditures.

     Income Taxes. Income taxes totaled Cdn.$27.4 million for the year ended December 31, 1999 compared to Cdn.$15.3 million for the year ended December 31, 1998. Our effective income tax rate for 1999 was approximately 35.5% compared to approximately 36.4% for 1998. The decrease in our effective tax rate for the year ended December 31, 1999 was mainly attributable to higher tax deductions in 1999 partially offset by a higher proportion of revenue being generated by our operations in higher tax jurisdictions.

     Goodwill Amortization, Net of Income Taxes. Goodwill amortization net of income taxes amounted to Cdn.$3.9 million for the year ended December 31, 1999 compared to Cdn.$1.3 million for the year ended December 31, 1998. This increase of Cdn.$2.6 million is attributable to the significant number of acquisitions completed in 1999.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following tables set forth unaudited quarterly results prepared in accordance with Canadian GAAP for the ten quarters ended June 30, 2001, as well as such data expressed as a percentage of sales for each quarter. Historically, C-MAC has experienced some seasonal variation in revenue, with revenue typically being highest in the last two quarters and lowest in the first two quarters. This variation may be offset in part by internal growth and acquisitions. This information has been presented on the same basis as C-MAC's audited consolidated financial statements included elsewhere in this prospectus and, in C-MAC's opinion, includes all adjustments, consisting only of normal recurring adjustments, that C-MAC considers necessary to present fairly the unaudited quarterly results. This information should be read in conjunction with C-MAC's audited consolidated financial statements and the related notes appearing elsewhere in this document. The operating results for any quarter are not necessarily indicative of results for any future period.

                        QUARTERLY RESULTS OF OPERATIONS
                                  (UNAUDITED)

                                                  THIRTEEN-WEEK PERIODS ENDED
                           -------------------------------------------------------------------------
                           JUNE 30,   MARCH 31,   DECEMBER 31,   SEPTEMBER 30,   JULY 1,    APRIL 1,
                             2001       2001          2000           2000          2000       2000
                           --------   ---------   ------------   -------------   --------   --------
                              (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT EARNINGS PER SHARE DATA)
CONSOLIDATED
  STATEMENT OF EARNINGS
Revenue..................  $764,118   $727,560      $856,278       $702,608      $578,730   $415,223
Operating expenses:
  Cost of goods sold.....   629,101    599,869       699,762        584,102       483,558    348,083
  Selling and
    administrative.......    36,104     37,992        36,832         30,718        26,069     20,350
  Research and
    development..........    17,885     18,361        18,168          9,875         7,682      5,738
  Amortization of capital
    and other assets.....    18,382     18,369        15,685         11,309         9,702      7,374
                           --------   --------      --------       --------      --------   --------
Earnings from
  operations.............    62,646     52,969        85,831         66,604        51,719     33,678
Financial expenses
  (earnings).............     2,995      3,200        (2,320)          (587)        7,449      4,645
Income taxes.............    20,424     17,507        27,410         25,349        16,582     10,438
Non-controlling
  interest...............        73         47           (35)           231           (29)       219
                           --------   --------      --------       --------      --------   --------
Net earnings before
  goodwill
  amortization...........    39,154     32,215        60,776         41,611        27,717     18,376
Goodwill amortization,
  net of income taxes....     9,518      9,323         6,402          4,151         3,504      1,665
                           --------   --------      --------       --------      --------   --------
Net earnings.............    29,636     22,892        54,374         37,460        24,213     16,711
Earnings before goodwill
  amortization per share:
  Basic..................  $   0.45   $   0.37      $   0.72       $   0.54      $   0.40   $   0.27
  Diluted................  $   0.45   $   0.37      $   0.71       $   0.52      $   0.39   $   0.26
Earnings per share:
  Basic..................  $   0.34   $   0.27      $   0.64       $   0.48      $   0.35   $   0.25
  Diluted................  $   0.34   $   0.26      $   0.63       $   0.47      $   0.34   $   0.24
Weighted average number
  of outstanding common
  shares:
  Basic..................    86,295     86,268        84,356         77,477        68,511     67,759
  Diluted................    87,846     87,783        86,165         79,413        70,459     69,567

                                       THIRTEEN-WEEK PERIODS ENDED
                           ---------------------------------------------------
                           DECEMBER 31,     OCTOBER 2,     JULY 3,    APRIL 3,
                               1999            1999         1999        1999
                           -------------   ------------   ---------   --------
                           (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT EARNINGS PER SHARE DATA)
CONSOLIDATED
  STATEMENT OF EARNINGS
Revenue..................    $391,721        $279,220     $256,239    $241,917
Operating expenses:
  Cost of goods sold.....     322,477         231,682      213,861     202,681
  Selling and
    administrative.......      19,930          15,049       16,059      16,444
  Research and
    development..........       6,801           3,693        3,194       3,508
  Amortization of capital
    and other assets.....       6,853           5,489        5,245       5,257
                             --------        --------     --------    --------
Earnings from
  operations.............      35,660          23,307       17,880      14,027
Financial expenses
  (earnings).............       5,676           3,118        2,787       2,008
Income taxes.............      10,311           7,475        5,494       4,119
Non-controlling
  interest...............         298             268           50         238
                             --------        --------     --------    --------
Net earnings before
  goodwill
  amortization...........      19,375          12,446        9,549       7,662
Goodwill amortization,
  net of income taxes....       1,630             828          607         795
                             --------        --------     --------    --------
Net earnings.............      17,745          11,618        8,942       6,867
Earnings before goodwill
  amortization per share:
  Basic..................    $   0.32        $   0.21     $   0.16    $   0.13
  Diluted................    $   0.31        $   0.21     $   0.16    $   0.13
Earnings per share:
  Basic..................    $   0.30        $   0.20     $   0.15    $   0.12
  Diluted................    $   0.29        $   0.19     $   0.15    $   0.11
Weighted average number
  of outstanding common
  shares:
  Basic..................      59,831          58,630       58,453      58,413
  Diluted................      61,821          60,201       59,925      59,759

                        QUARTERLY RESULTS OF OPERATIONS
                                  (UNAUDITED)

                                                             THIRTEEN-WEEK PERIODS ENDED
                               ---------------------------------------------------------------------------------------
                               JUNE 30,   MARCH 31,   DECEMBER 31,   SEPTEMBER 30,   JULY 1,   APRIL 1,   DECEMBER 31,
                                 2001       2001          2000           2000         2000       2000         1999
                               --------   ---------   ------------   -------------   -------   --------   ------------
                                                             (IN PERCENTAGE OF REVENUE)
CONSOLIDATED STATEMENT OF
  EARNINGS
Revenue......................   100.0%      100.0%       100.0%          100.0%       100.0%    100.0%       100.0%
Operating expenses:
  Cost of goods sold.........    82.3%       82.4%        81.7%           83.1%        83.6%     83.8%        82.3%
  Selling and
    administrative...........     4.7%        5.2%         4.3%            4.4%         4.5%      4.9%         5.1%
  Research and development...     2.3%        2.5%         2.1%            1.4%         1.3%      1.4%         1.7%
  Amortization of capital and
    other assets.............     2.4%        2.5%         1.8%            1.6%         1.7%      1.8%         1.7%
                                -----       -----        -----           -----        -----     -----        -----
Earnings from operations.....     8.2%        7.3%        10.0%            9.5%         8.9%      8.1%         9.1%
Financial expenses...........     0.4%        0.4%        -0.3%           -0.1%         1.3%      1.1%         1.4%
Income taxes.................     2.7%        2.4%         3.2%            3.6%         2.9%      2.5%         2.6%
Non-controlling interest.....     0.0%        0.0%         0.0%            0.0%         0.0%      0.1%         0.1%
                                -----       -----        -----           -----        -----     -----        -----
Net earnings before goodwill
  amortization...............     5.1%        4.4%         7.1%            5.9%         4.8%      4.4%         4.9%
Goodwill amortization, net of
  income taxes...............     1.2%        1.3%         0.7%            0.6%         0.6%      0.4%         0.4%
                                -----       -----        -----           -----        -----     -----        -----
Net earnings.................     3.9%        3.1%         6.4%            5.3%         4.2%      4.0%         4.5%
                                =====       =====        =====           =====        =====     =====        =====

                                 THIRTEEN-WEEK PERIODS ENDED
                               -------------------------------
                               OCTOBER 2,   JULY 3,   APRIL 3,
                                  1999       1999       1999
                               ----------   -------   --------
                                 (IN PERCENTAGE OF REVENUE)
CONSOLIDATED STATEMENT OF
  EARNINGS
Revenue......................    100.0%      100.0%    100.0%
Operating expenses:
  Cost of goods sold.........     83.0%       83.5%     83.8%
  Selling and
    administrative...........      5.4%        6.3%      6.8%
  Research and development...      1.3%        1.2%      1.5%
  Amortization of capital and
    other assets.............      2.0%        2.0%      2.2%
                                 -----       -----     -----
Earnings from operations.....      8.3%        7.0%      5.8%
Financial expenses...........      1.1%        1.1%      0.8%
Income taxes.................      2.7%        2.1%      1.7%
Non-controlling interest.....      0.1%        0.0%      0.1%
                                 -----       -----     -----
Net earnings before goodwill
  amortization...............      4.5%        3.7%      3.2%
Goodwill amortization, net of
  income taxes...............      0.3%        0.2%      0.3%
                                 -----       -----     -----
Net earnings.................      4.2%        3.5%      2.8%
                                 =====       =====     =====

LIQUIDITY AND CAPITAL RESOURCES

     C-MAC's principal sources of liquidity have been cash provided by its operations, borrowings under its revolving bank credit facilities and the issuance of common shares and debentures. C-MAC's principal uses of cash have been to finance working capital, acquisitions and capital expenditures. C-MAC anticipates that these uses, particularly financing potential future acquisitions and the establishment of new production capacities will continue to be its principal uses of cash in the future.

     During the twenty-six week period ended June 30, 2001 C-MAC's operating activities generated Cdn.$140.7 million. During the twenty-six week period ended July 1, 2000, C-MAC's operating activities used Cdn.$84.5 million, principally to support higher working capital requirements relating to revenue growth. Cash from earnings of Cdn.$123.9 million and Cdn.$66.3 million for the same periods were used principally to fund the growth in operations and acquisitions.

     Net cash provided by financing activities for the twenty-six week period ended June 30, 2001 was Cdn.$16.7 million as a result of a net increase in long-term debt compared to Cdn.$278.1 million for the twenty-six week period ended July 1, 2000, as a result of a net increase in long-term debt of Cdn.$114.7 million principally from borrowings under our revolving bank credit facilities and an issuance of three million common shares for net proceeds of Cdn.$183.8.

     Net cash used in investing activities for the twenty-six week period ended June 30, 2001 and the twenty-six week period ended July 1, 2000 was Cdn.$79.2 million and Cdn.$246.4 million, respectively. Investing activities consisted primarily of capital expenditures of Cdn.$55.6 million in the twenty-six week period ended June 30, 2001, capital expenditures of Cdn.$60.2 million and of business acquisitions of Cdn.$169.5 million in the twenty-six week period ended July 1, 2000.

     Net cash used in operating activities for the year ended December 31, 2000 was Cdn.$184.2 million. Net cash provided by operating activities in the years ended December 31, 1999 and 1998 was Cdn.$13.1 million and Cdn.$37.1 million, respectively. Cash from earnings for the same periods were Cdn.$196.8 million, Cdn.$73.8 million and Cdn.$47.1 million, respectively.

     Net cash provided by financing activities for the years ended December 31, 2000, 1999 and 1998 was Cdn.$1,260.8 million, Cdn.$180.4 million and Cdn.$196.8 million respectively. C-MAC's principal financing activities in 2000 included repayment of existing debt facilities, borrowings on its revolving bank credit facilities, the issuance of debentures and the issuances of common shares. C-MAC's principal financing activities in 1998 included increased borrowings, issuances of common shares and repurchases of common shares.

LIQUIDITY

     Net cash used in investing activities for the years ended December 31, 2000, 1999 and 1998 was Cdn.$1,056.1 million, Cdn.$172.6 million and Cdn.$139.0 million, respectively. Investing activities in 2000, 1999 and 1998 included Cdn.$892.1 million for acquisitions and Cdn.$148.9 million for capital expenditures, Cdn.$131.4 million for acquisitions and Cdn.$40.0 million for capital expenditures and Cdn.$115.6 million for acquisitions and Cdn.$18.5 million for capital expenditures, respectively.

CAPITAL RESOURCES

     As of June 30, 2001, C-MAC had available credit facilities of Cdn.$537.5 million of which approximately Cdn.$139.7 million was drawn and had outstanding debentures of Cdn.$166.5 million maturing in 2008. C-MAC also had a total of Cdn.$277.7 million of cash and cash equivalents, working capital of Cdn.$970.6 million and a current ratio of 3.94:1.

     Based upon C-MAC's current level of operations, C-MAC believes that cash generated from operations, available cash and amounts available under its revolving bank credit facilities will be adequate to meet its debt service requirements, capital expenditures and working capital needs for at least the next 12 months.

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NEW ACCOUNTING STANDARDS

     The Canadian Institute of Chartered Accountants ("CICA") has approved two new standards that will, in the future, impact the business of C-MAC. Section 1581 of the CICA handbook addresses business combinations and Section 3062 addresses goodwill and other intangible assets. The most significant impact for C-MAC is anticipated to be the change to non-amortization of goodwill. Instead, goodwill will be periodically assessed for impairment.

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                  TAX CONSIDERATIONS FOR C-MAC SECURITYHOLDERS

CANADIAN TAX CONSIDERATIONS FOR C-MAC SHAREHOLDERS

     In the opinion of Stikeman Elliott, Canadian counsel to C-MAC, the following is a summary of the principal Canadian federal income tax consequences which are generally applicable under the Income Tax Act (Canada) to a C-MAC shareholder who participates in the arrangement and who, for the purposes of such act and at all relevant times, holds C-MAC common shares and will hold any exchangeable shares of Exchangeco and shares of Solectron common stock as capital property, and who deals at arm's length with, and is not and will not be affiliated with, any of C-MAC, Solectron, Callco or Exchangeco. C-MAC common shares, exchangeable shares of Exchangeco and shares of Solectron common stock will generally constitute capital property to a holder thereof unless the holder holds such securities in the course of carrying on a business or has acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade.

     This summary does not apply to a C-MAC shareholder in respect of whom Solectron is or will be a foreign affiliate within the meaning of the Income Tax Act (Canada). It is assumed for the purposes of this summary that Exchangeco will be a "taxable Canadian corporation" within the meaning of the Income Tax Act (Canada) at all relevant times.

     This summary also does not apply to C-MAC shareholders who own (or at the time of the arrangement will own) their C-MAC common shares indirectly through a holding company and who elect under the terms of the arrangement described herein to exercise the alternative allowing them to tender their holding company shares directly to Exchangeco instead of their C-MAC common shares. Such C-MAC shareholders should consult their own tax advisors as to the tax consequences to them of electing to exercise this alternative.

     This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations adopted thereunder and counsel's understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency, all in effect as of the date hereof and a certificate of an officer of Solectron with respect to certain factual matters. This summary also takes into account any proposed changes to the Income Tax Act (Canada) and regulations thereunder that have been publicly announced by the Canadian Minister of Finance prior to the date hereof and assumes that all such changes will be enacted substantially as proposed. However, no assurances can be given that any such proposed changes to the Income Tax Act (Canada) and regulations will be enacted as proposed, or at all.

     The Income Tax Act (Canada) contains "mark-to-market" provisions relating to securities held by certain financial institutions. This summary does not take into account such mark-to-market rules. C-MAC shareholders that are "financial institutions" for purposes of such rules should consult their own tax advisors.

     This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any proposed changes to the Income Tax Act (Canada) and regulations thereunder that are publicly announced by the Canadian Minister of Finance prior to the date hereof, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. No advance income tax ruling has been sought or obtained from the Canada Customs and Revenue Agency to confirm the tax consequences of any of the transactions herein described.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR C-MAC SHAREHOLDER. ACCORDINGLY, C-MAC SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS DESCRIBED HEREIN HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

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     For purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of C-MAC common shares and holding and disposing of exchangeable shares of Exchangeco and shares of Solectron common stock must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise.

C-MAC SHAREHOLDERS RESIDENT IN CANADA

     The following portion of this summary is applicable to a C-MAC shareholder who, for the purposes of the Income Tax Act (Canada) and any applicable income tax treaty or convention, at all relevant times, is or is deemed to be a resident of Canada while holding C-MAC common shares, exchangeable shares or shares of Solectron common stock.

     A C-MAC shareholder that is resident in Canada may elect to receive exchangeable shares, shares of Solectron common stock or a combination of the foregoing for such C-MAC shareholder's C-MAC common shares. The resulting consequences are discussed separately below. Certain C-MAC shareholders whose C-MAC common shares might not otherwise qualify as capital property may be able to make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act (Canada) to have the C-MAC common shares and every "Canadian security" (as defined in the Income Tax Act (Canada)) owned by such C-MAC shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a C-MAC shareholder makes a section 85 election in respect of C-MAC common shares, as described below, the exchangeable shares received in exchange may not be Canadian securities for this purpose. C-MAC shareholders who do not hold their C-MAC common shares as capital property should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

  Receipt of Ancillary Rights and Exchangeable Share Rights

     A C-MAC shareholder who receives exchangeable shares of Exchangeco under the arrangement will also receive certain ancillary rights with respect to such exchangeable shares, as well as exchangeable share rights entitling holders of exchangeable shares to acquire additional exchangeable shares in certain circumstances and under specific terms and conditions. A C-MAC shareholder will be required to account for such ancillary rights and exchangeable share rights in determining the proceeds of disposition of such holder's C-MAC common shares. As a result, C-MAC shareholders receiving exchangeable shares pursuant to the arrangement will be required to determine the fair market value of the ancillary rights and exchangeable share rights received on the exchange along with the exchangeable shares on a reasonable basis for Canadian income tax purposes. C-MAC is of the view that both the ancillary rights and exchangeable share rights have a nominal fair market value. Any such determination of value, however, is not binding upon the Canada Customs and Revenue Agency. Counsel expresses no opinion as to the appropriateness or accuracy of this opinion. A reference to exchangeable shares of Exchangeco in the discussion that follows will be deemed to include a reference to the ancillary rights and exchangeable share rights, where applicable.

  Grant of Call Rights

     C-MAC is of the view that the rights to acquire the exchangeable shares of Exchangeco granted by C-MAC shareholders who receive exchangeable shares on the arrangement to Callco and Solectron, whichever the case may be, which are exercisable in the case of, inter alia, the exercise of the right to exchange exchangeable shares by a holder thereof for shares of Solectron common stock (including any related Solectron rights to acquire additional shares of Solectron common stock in certain circumstances and under specific terms and conditions), a redemption of exchangeable shares by Exchangeco, a liquidation of Exchangeco or a change in Canadian tax laws that allows holders of exchangeable shares who are Canadian residents to exchange their exchangeable shares for shares of Solectron common stock on a tax deferred basis, have a nominal fair market value and that, accordingly, no amount should be
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allocated to such rights. Any such determination of value, however, is not binding upon the Canada Customs and Revenue Agency. Counsel expresses no opinion as to the appropriateness or accuracy of this opinion. Provided that the opinion with respect to the aforementioned call rights is correct, the granting of such rights will not result in any material adverse income tax consequences to a C-MAC shareholder who receives exchangeable shares on the arrangement. However, should the Canada Customs and Revenue Agency challenge this opinion and ultimately succeed in establishing that the call rights have a fair market value in excess of a nominal amount, C-MAC shareholders who receive exchangeable shares on the arrangement will realize a capital gain in an amount equal to the fair market value of such rights. The general tax treatment of capital gains and capital losses is discussed below under the heading "Taxation of Capital Gain or Capital Loss".

EXCHANGE OF C-MAC COMMON SHARES FOR SHARES OF SOLECTRON COMMON STOCK AND SOLECTRON RIGHTS

     A C-MAC shareholder who exchanges C-MAC common shares for shares of Solectron common stock (including any related Solectron rights) will be considered to have disposed of such C-MAC common shares for proceeds of disposition equal to the sum of (i) the aggregate fair market value of the shares of Solectron common stock (including any related Solectron rights) acquired by such C-MAC shareholder on the exchange, and (ii) any cash received by such holder in respect of a fractional share of Solectron common stock. Such C-MAC shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such C-MAC common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the C-MAC shareholder of such C-MAC common shares immediately before the exchange (see "Taxation of Capital Gain or Capital Loss" below). The cost to a C-MAC shareholder of shares of Solectron common stock acquired on the exchange will be equal to the fair market value of such shares of Solectron common stock at the time of the acquisition, to be averaged at any given time with the adjusted cost base of any other shares of Solectron common stock held by the C-MAC shareholder as capital property for the purposes of determining the holder's adjusted cost base of such shares of Solectron common stock.

EXCHANGE OF C-MAC COMMON SHARES FOR EXCHANGEABLE SHARES, ANCILLARY RIGHTS AND EXCHANGEABLE SHARE RIGHTS

  Non-Rollover Transaction

     A C-MAC shareholder who exchanges C-MAC common shares for exchangeable shares of Exchangeco, ancillary rights and exchangeable share rights, and who does not make a joint election with Exchangeco under subsection 85(1) or 85(2) of the Income Tax Act (Canada) (as described below under the heading "Section 85 Election") will be considered to have disposed of such C-MAC common shares for proceeds of disposition equal to the sum of (i) any cash received by such C-MAC shareholder in respect of a fractional exchangeable share, (ii) the fair market value of the exchangeable shares acquired by such C-MAC shareholder on the exchange, and (iii) the fair market value of the ancillary rights and exchangeable share rights acquired by such C-MAC shareholder on the exchange. As a result, such C-MAC shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the C-MAC shareholder of the C-MAC common shares (See "Taxation of Capital Gain or Capital Loss" below). The cost to a holder of exchangeable shares acquired on the exchange will be equal to the fair market value of such shares, and will be averaged at any given time with the adjusted cost base of any other exchangeable shares held by the C-MAC shareholder as capital property for purposes of determining the holder's adjusted cost base of such exchangeable shares. The cost to the C-MAC shareholder of the ancillary rights and exchangeable share rights acquired on the exchange will be equal to the fair market value of such rights at the time of the exchange. For these purposes, the C-MAC shareholder will be required to determine the respective fair market values of such rights and exchangeable share rights received on the exchange on a reasonable basis. As stated under the heading "C-MAC Shareholders Resident in Canada -- Receipt of Ancillary Rights and Exchangeable Share Rights" above, C-MAC is of the view, and has advised counsel, that such rights will have only nominal value. As previously mentioned,

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however, such determination of value is not binding on the Canada Customs and
Revenue Agency and counsel can express no opinion on matters of factual determination such as this. The cost of the ancillary rights and exchangeable share rights received by the C-MAC shareholder on the exchange must be averaged with the adjusted cost base to the C-MAC shareholder of any other such rights acquired by such holder other than on the exchange of C-MAC common shares.

  Rollover Transaction

     A beneficial owner of C-MAC common shares who is resident in Canada and is not exempt from tax under Part I of the Income Tax Act (Canada), and who exchanges C-MAC common shares for exchangeable shares, ancillary rights and exchangeable share rights may make a joint election with Exchangeco pursuant to subsection 85(1) of the Income Tax Act (Canada) (or, in the case of an eligible Canadian resident holder that is a partnership, pursuant to subsection 85(2) of the Income Tax Act (Canada)). Such election may result in the full or partial deferral of any capital gain otherwise arising on the exchange of such C-MAC common shares as described under the heading "Exchange of C-MAC Common Shares for Exchangeable Shares, Ancillary Rights and Exchangeable Share Rights -- Non-Rollover Transaction" above. Provided that, on the date the exchange becomes effective, the adjusted cost base to an eligible Canadian resident holder of such holder's C-MAC common shares, plus any reasonable costs of disposition, equals or exceeds the sum of (i) any cash received in respect of a fractional exchangeable share, and (ii) the fair market value of the ancillary rights and exchangeable share rights acquired by such holder on the exchange, the eligible Canadian resident holder may elect so as to not realize a capital gain for Canadian income tax purposes on the exchange. The amount elected by a holder will be determined by each eligible Canadian resident holder who makes such a joint election, subject to the limitations set forth in the Income Tax Act (Canada) and described generally under the heading "Section 85 Election" below. UNLESS THE HOLDER VALIDLY MAKES SUCH A JOINT ELECTION WITH EXCHANGECO, THE EXCHANGE OF C-MAC COMMON SHARES FOR EXCHANGEABLE SHARES OF EXCHANGECO ON THE ARRANGEMENT WILL RESULT IN THE RECOGNITION, FOR CANADIAN FEDERAL INCOME TAX PURPOSES, OF ANY ACCRUED GAINS ON THE HOLDER'S C-MAC COMMON SHARES.

EXCHANGE OF C-MAC COMMON SHARES FOR A COMBINATION OF SHARES OF SOLECTRON COMMON STOCK AND EXCHANGEABLE SHARES OF EXCHANGECO

  Non-Rollover Transaction

     A C-MAC shareholder who exchanges C-MAC common shares for a combination of shares of Solectron common stock (including any related Solectron rights) and exchangeable shares of Exchangeco (including ancillary rights and exchangeable share rights) will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for such C-MAC common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the C-MAC shareholder of such C-MAC common shares immediately before the exchange. In the absence of a joint election under subsections 85(1) or 85(2) of the Income Tax Act (Canada) (as described below under "Section 85 Election"), a holder's proceeds of disposition for the C-MAC common shares will be equal to the sum of (i) any cash received by such holder in respect of a fractional share of Solectron common stock and/or a fractional exchangeable share, (ii) the aggregate fair market value, at the time of exchange, of any shares of Solectron common stock (including any related Solectron rights) and exchangeable shares (including ancillary rights and exchangeable share rights) received on the exchange (See "Taxation of Capital Gain or Capital Loss" below). The cost of shares of Solectron common stock, Solectron rights, exchangeable shares, ancillary rights and exchangeable share rights received by a C-MAC shareholder on the exchange will be the respective fair market values thereof at the time of their acquisition, and such costs will be averaged at any given time with the respective adjusted cost bases of any other shares of Solectron common stock, Solectron rights, exchangeable shares, ancillary rights and exchangeable share rights, respectively, held by the C-MAC shareholder as capital property for purposes of determining the holder's respective adjusted cost bases of such properties.

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  Rollover Transaction

     A beneficial owner of C-MAC common shares who is resident in Canada and is not exempt from tax under Part I of the Income Tax Act (Canada) and who receives a combination of exchangeable shares and shares of Solectron common stock (including any related Solectron rights) under the arrangement may obtain a full or partial tax deferral in respect of the disposition of C-MAC common shares by making a joint election with Exchangeco as described below under "Section 85 Election". Subject to the limitations set forth in subsection 85(1) of the Income Tax Act (Canada) regarding the amount that may be elected by a holder for Canadian income tax purposes (which may not be less than the aggregate fair market value of any shares of Solectron common stock (including any related Solectron rights), ancillary rights and exchangeable share rights received), if the amount elected by an eligible Canadian resident holder is equal to the aggregate of the adjusted cost base, determined immediately before the disposition, of the C-MAC common shares disposed of and any reasonable costs of disposition, no capital gain or capital loss will be realized by such holder. To the extent that the amount elected in respect of such shares exceeds the aggregate of the adjusted cost base of the C-MAC common shares disposed of and any reasonable costs of disposition thereof, such holder will realize a capital gain (see "Taxation of Capital Gain or Capital Loss" below). UNLESS THE HOLDER VALIDLY MAKES SUCH AN ELECTION WITH EXCHANGECO, THE EXCHANGE OF C-MAC COMMON SHARES FOR SHARES OF SOLECTRON COMMON STOCK AND EXCHANGEABLE SHARES OF EXCHANGECO ON THE ARRANGEMENT WILL RESULT IN THE RECOGNITION, FOR CANADIAN FEDERAL INCOME TAX PURPOSES, OF ANY ACCRUED GAINS ON THE HOLDER'S C-MAC COMMON SHARES.

SECTION 85 ELECTION

     Subject to the limitations and conditions described below, Exchangeco will make a joint election under subsection 85(1) or subsection 85(2), as applicable, of the Income Tax Act (Canada) (and the corresponding provisions of any applicable provincial or territorial tax legislation) with a Canadian resident beneficial owner of C-MAC common shares who is a Canadian resident and who is not exempt from tax under Part I of the Income Tax Act (Canada) and who receives exchangeable shares of Exchangeco or a combination of exchangeable shares of Exchangeco and shares of Solectron common stock at the amount selected by such holder, subject to the limitations set forth in the Income Tax Act (Canada) (and those, if any, contained in corresponding provisions of any applicable provincial or territorial tax legislation). The joint election allows the eligible Canadian resident holder to elect an amount which, subject to the limitations set forth in the Income Tax Act (Canada) described generally below, will be treated for Canadian income tax purposes as such holder's proceeds of disposition of such C-MAC common shares. Neither Exchangeco nor the depositary will be responsible for the proper completion or filing of any election and the eligible Canadian resident holder will be solely responsible for the payment of any late filing penalty. Exchangeco agrees only to execute any properly completed election and to forward such election by mail (within 30 days after the receipt thereof by KPMG LLP) to the eligible Canadian resident holder. WITH THE EXCEPTION OF EXECUTION OF THE ELECTION BY EXCHANGECO, COMPLIANCE WITH THE REQUIREMENTS FOR A VALID ELECTION WILL BE THE SOLE RESPONSIBILITY OF THE ELIGIBLE CANADIAN RESIDENT HOLDER MAKING THE ELECTION. Accordingly, neither Exchangeco nor the depositary will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file such election within the time prescribed and in the form prescribed under the Income Tax Act (Canada) (or the corresponding provisions of any applicable provincial or territorial tax legislation).

     In order to make an election, an eligible Canadian resident holder must provide to KPMG LLP, on behalf of Exchangeco, two signed copies of the necessary election forms on or before the day which is 90 days after the effective date of the arrangement, duly completed with the details of the number of C-MAC common shares transferred and the applicable amount elected for the purposes of the election. The forms will be returned to such holders, signed by Exchangeco, for filing by the eligible Canadian resident holder with the Canada Customs and Revenue Agency (or with the applicable provincial or territorial tax authority). Certain provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Exchangeco will also make a provincial joint election with an eligible

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Canadian resident holder under the provisions of any applicable provincial income tax legislation with similar effect to subsection 85(1) or subsection 85(2) of the Income Tax Act (Canada), subject to the same limitations and conditions described herein. Eligible Canadian resident holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial tax authority. It will be the sole responsibility of each eligible Canadian resident holder who wishes to make such an election to obtain the necessary provincial election forms and to submit such forms to KPMG LLP for execution by Exchangeco.

     The relevant federal tax election form is Canada Customs and Revenue Agency Form T2057 (or, in the event that the C-MAC common shares are held as partnership property, Canada Customs and Revenue Agency Form T2058). For eligible Canadian resident holders subject to tax in Quebec, Revenue Quebec Form TP 518V (or, in the event that the C-MAC common shares are held as partnership property, Revenue Quebec Form TP-529V) will also be required. A tax election package, consisting of the relevant federal and Quebec tax election forms and a letter of instructions, may be obtained from the depositary. An eligible Canadian resident holder interested in making an election should so indicate on the letter of transmittal and election form accompanying this document in the space provided therein and a tax election package will be sent to such holder.

     Where C-MAC common shares are held in joint ownership and two or more of the co-owners wish to make an election, one of the co-owners designated for such purpose should file the designation and a copy of the Canada Customs and Revenue Agency Form T2057 with the Canada Customs and Revenue Agency (and where applicable, the corresponding Quebec form with the Quebec tax authorities) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the C-MAC common shares are held as partnership property, a partner designated by the partnership must file one copy of the Canada Customs and Revenue Agency Form T2058 with the Canada Customs and Revenue Agency on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the Quebec tax authorities). Such Canada Customs and Revenue Agency Form T2058 (and corresponding Quebec form, if applicable) must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as a letter signed by each partner authorizing the designated partner to complete and file the form.

     In general, where an election is made, the elected amount must comply with the following rules in respect of those C-MAC common shares that are the subject of the election:

          (a) the elected amount may not be less than the sum of (i) the amount of any cash received in respect of a fractional Solectron common share and/or fractional exchangeable share, and (ii) the fair market value at the time of the exercise of any shares of Solectron common stock, Solectron rights, ancillary rights and exchangeable share rights received on the exchange;

          (b) the elected amount may not be less than the lesser of the adjusted cost base to the holder of such holder's C-MAC common shares disposed of, as determined immediately before the time of the disposition, and the fair market value of the C-MAC common shares disposed of at that time; and

          (c) the elected amount may not be greater than the fair market value at the time of the disposition of the C-MAC common shares so disposed of.

     Elected amounts which do not comply with the foregoing limitations will be automatically adjusted pursuant to the provisions of the Income Tax Act (Canada).

     Where an eligible Canadian resident holder and Exchangeco make an election, the tax treatment to the holder generally will be as follows:

          (a) the holder's C-MAC common shares will be deemed to have been disposed of for proceeds of disposition equal to the elected amount;

          (b) if the proceeds of disposition of the C-MAC common shares are equal to the aggregate of the adjusted cost base to the eligible Canadian resident holder of such holder's C-MAC common
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

     shares, as determined immediately before the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by such holder;

          (c) to the extent that the proceeds of disposition of the C-MAC common shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the eligible Canadian resident holder, as determined immediately before the exchange, and any reasonable costs of disposition, such holder will in general realize a capital gain (or capital loss) (See "Taxation of Capital Gain or Capital Loss" below); and

          (d) the cost to an eligible Canadian resident holder of any shares of Solectron common stock, Solectron rights, ancillary rights and exchangeable share rights received on the exchange will be equal to the respective fair market values thereof at that time and the cost to such a holder of exchangeable shares received on the exchange will be equal to the amount by which the proceeds of disposition of the C-MAC common shares exchanged by the eligible Canadian resident holder (i.e. the elected amount) exceed the amount of the aggregate fair market value of any shares of Solectron common stock, Solectron rights, ancillary rights and exchangeable share rights received on the exchange.

     In order for the Canada Customs and Revenue Agency (and where applicable, the Ministere du Revenu du Quebec) to accept a tax election without a late filing penalty being paid by an eligible Canadian resident holder, the required tax election forms must be received by such revenue authorities on or before the day that is the earliest of the days on which either Exchangeco or the eligible Canadian resident holder is required to file an income tax return for the taxation year in which the exchange of the C-MAC common shares occurs. Solectron and Exchangeco have advised C-MAC and its counsel that the current taxation year of Exchangeco is scheduled to end on August 31, 2002. Thus, where the exchange occurs on or prior to December 31, 2001, the tax election forms will, in the case of an eligible Canadian resident holder who is an individual (other than a trust), generally have to be received by the Canada Customs and Revenue Agency on or before April 30, 2002 (being generally the last day for filing the tax returns for the individual's 2001 taxation year). Eligible Canadian resident holders other than individuals are urged to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. HOWEVER, REGARDLESS OF SUCH DEADLINE, THE TAX ELECTION FORMS OF AN ELIGIBLE CANADIAN RESIDENT HOLDER MUST BE RECEIVED BY KPMG LLP, 2000 MCGILL COLLEGE AVENUE, SUITE 1900, MONTREAL, QUEBEC H3A 3H8, ATTENTION: NATALIE JORON, NO LATER THAN THE 90TH DAY AFTER THE EFFECTIVE DATE OF THE ARRANGEMENT. EXCHANGECO WILL HAVE NO OBLIGATIONS WITH RESPECT TO TAX ELECTION FORMS RECEIVED AFTER THAT DATE.

     ANY ELIGIBLE CANADIAN RESIDENT HOLDER WHO DOES NOT ENSURE THAT KPMG LLP HAS RECEIVED TWO DULY COMPLETED TAX ELECTION FORMS ON OR BEFORE THE 90TH DAY AFTER THE EFFECTIVE DATE OF THE ARRANGEMENT WILL NOT BE ABLE TO BENEFIT FROM THE ROLLOVER PROVISIONS OF THE INCOME TAX ACT (CANADA). ACCORDINGLY, ALL ELIGIBLE CANADIAN RESIDENT HOLDERS WHO WISH TO ENTER INTO AN ELECTION WITH EXCHANGECO SHOULD GIVE THEIR IMMEDIATE ATTENTION TO THIS MATTER. THE INSTRUCTIONS FOR REQUESTING A TAX ELECTION PACKAGE ARE SET OUT IN THE LETTER OF TRANSMITTAL AND ELECTION FORM. ELIGIBLE CANADIAN RESIDENT HOLDERS ARE REFERRED TO INFORMATION CIRCULAR 76-19R3 AND INTERPRETATION BULLETIN IT-291R2 ISSUED BY THE CANADA CUSTOMS AND REVENUE AGENCY FOR FURTHER INFORMATION RESPECTING THE ELECTION. ELIGIBLE CANADIAN RESIDENT HOLDERS WISHING TO MAKE THE ELECTION SHOULD CONSULT THEIR OWN TAX ADVISORS. THE COMMENTS HEREIN WITH RESPECT TO SUCH ELECTIONS ARE PROVIDED FOR GENERAL ASSISTANCE ONLY. THE LAW IN THIS AREA IS COMPLEX AND CONTAINS NUMEROUS TECHNICAL REQUIREMENTS.

     As discussed above, C-MAC is of the view that the fair market value of the ancillary rights and exchangeable share rights is nominal. Accordingly, the tax election forms will be executed by Exchangeco on the basis that the fair market value of such rights is a nominal amount per exchangeable share issued on the exchange. It is possible, however, that the Canada Customs and Revenue Agency could take the position that the ancillary rights and exchangeable share rights have a fair market value in excess of a nominal amount (see "C-MAC Shareholders Resident in Canada -- Receipt of Ancillary Rights and Exchangeable Share Rights" above).

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EXCHANGEABLE SHARES OF EXCHANGECO AND SHARES OF SOLECTRON COMMON STOCK

  Dividends on Exchangeable Shares

     In the case of a C-MAC shareholder who is an individual, dividends received or deemed to be received on the exchangeable shares will be required to be included in computing the C-MAC shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada. Subject to the discussion below as to the denial of the dividend deduction, in the case of a C-MAC shareholder that is a corporation, other than a "specified financial institution" as defined in the Income Tax Act (Canada), dividends received or deemed to be received on the exchangeable shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In the case of a C-MAC shareholder that is a specified financial institution, such a dividend will be deductible in computing its taxable income only if either: (i) the specified financial institution did not acquire the exchangeable shares in the ordinary course of the business carried on by such institution, or (ii) at the time of the receipt of the dividend by the specified financial institution, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange) and the specified financial institution either alone or together with persons with whom it does not deal at arm's length, and, in certain cases, either directly or through a trust or partnership of which such person is a beneficiary or member, does not receive (or is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding exchangeable shares.

     If Solectron or any other person with whom Solectron does not deal at arm's length, including Exchangeco, is a specified financial institution at the time that dividends are paid on the exchangeable shares, subject to the exemption described below, dividends received or deemed to be received by a C-MAC shareholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under Part I of the Income Tax Act (Canada). A corporation will generally be a specified financial institution for purposes of the Income Tax Act (Canada) if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length, or the purchasing of debt obligations issued by such persons or a combination thereof, or if it is a corporation controlled by or related to such entities. Solectron has informed counsel that it is of the view that neither it nor any person with whom it does not deal at arm's length nor any partnership or trust of which it or the person is a member or beneficiary, respectively, is a specified financial institution at the current time, or will be a specified financial institution immediately after the arrangement becomes effective. However, there can be no assurance that this status will not change prior to such time at which dividends are received or deemed to be received by a corporate shareholder holding exchangeable shares. This denial of the dividend deduction for a C-MAC shareholder that is a corporation will not apply if, at the time the dividends are received or deemed to be received, the exchangeable shares are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange), Solectron and Callco are "related" to Exchangeco for the purposes of the Income Tax Act (Canada) and dividends are not paid to the recipient (together with persons with whom the recipient does not deal at arm's length or any trust or partnership of which the recipient or any such person is a beneficiary or member) in respect of more than 10% of the issued and outstanding exchangeable shares held by persons other than Solectron and its affiliates.

     A C-MAC shareholder that is a "private corporation" (as defined in the Income Tax Act (Canada)) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Income Tax Act (Canada) to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the C-MAC shareholder's taxable income. A C-MAC shareholder that is a "Canadian-controlled private corporation" (as defined in the Income Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

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  Dividends on Shares of Solectron Common Stock

     Dividends on shares of Solectron common stock will be required to be included in the recipient's income for Canadian income tax purposes. Such dividends received by a C-MAC shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Income Tax Act (Canada). A C-MAC shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A C-MAC shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends. United States non-resident withholding tax on dividends may be eligible for foreign tax credit or deduction treatment where applicable under the Income Tax Act (Canada). See the commentary below under the heading "United States Federal Income Tax Considerations for C-MAC Shareholders".

  Redemption or Retraction of Exchangeable Shares

     On the redemption (including a retraction) of an exchangeable share by Exchangeco, the holder of that exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of shares of Solectron common stock received by the shareholder from Exchangeco on the redemption plus the amount of any declared but unpaid dividends on the exchangeable share prior to the date of such redemption) exceed the paid-up capital (for purposes of the Income Tax Act (Canada)) of the exchangeable share at the time the exchangeable share is so redeemed. The amount of any such deemed dividend will be generally subject to the tax treatment described above under "Dividends on Exchangeable Shares". On the redemption, the holder of an exchangeable share will also be considered to have disposed of the exchangeable share for proceeds of disposition equal to the redemption proceeds less the amount of any deemed dividend. A holder will in general realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the exchangeable share is less than (or exceeds) such proceeds of disposition, net of any reasonable costs of disposition (see "Taxation of Capital Gain or Capital Loss" below). In the case of a C-MAC shareholder that is a corporation, in some circumstances, the amount of any deemed dividend may be treated as proceeds of disposition and not as a dividend.

Disposition of Exchangeable Shares other than on a Redemption or Retraction

     On the disposition or deemed disposition or exchange of an exchangeable share by a holder, including on the exchange of an exchangeable share by the holder thereof with Callco or Solectron for shares of Solectron common stock (including any related Solectron rights), other than on a redemption (including a retraction), the holder will in general realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the exchangeable share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the exchangeable share. For these purposes, where exchangeable shares are acquired by Callco or Solectron for shares of Solectron common stock, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the shares of Solectron common stock received on the exchange. The proceeds of disposition may also include the amount of any declared but unpaid dividend on the exchangeable share prior to the date of such disposition unless such dividend is required to be included in computing income of the holder as a dividend. Holders should consult their own tax advisors in this regard (see "Taxation of Capital Gain or Capital Loss" below).

     Because of the existence of the rights to acquire the exchangeable shares granted to Callco and Solectron, as well as the holder's right to exchange the exchangeable shares for shares of Solectron common stock (including any related Solectron rights) and the right to an automatic exchange of the exchangeable shares in certain circumstances, a holder of exchangeable shares cannot control whether such holder will receive shares of Solectron common stock by way of a redemption (including a retraction) of the exchangeable shares by Exchangeco or by way of purchase of the exchangeable shares by Callco or Solectron. As described above, the Canadian federal income tax consequences of a redemption (including a retraction) differ from those of a purchase.
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     On October 18, 2000 the Minister of Finance announced that the Department of Finance would consider future amendments to the Income Tax Act (Canada) to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. It is possible that in certain circumstances, these contemplated amendments, if enacted into law, could, in the future, allow a holder of exchangeable shares to exchange such shares for shares of Solectron common stock on a tax- deferred basis. NO SPECIFICS HAVE BEEN ANNOUNCED REGARDING THESE CONTEMPLATED AMENDMENTS AND IN PARTICULAR WITH RESPECT TO THE VARIOUS REQUIREMENTS WHICH WOULD HAVE TO BE SATISFIED IN ORDER TO PERMIT A HOLDER OF EXCHANGEABLE SHARES TO EXCHANGE SUCH SHARES ON A TAX-DEFERRED BASIS OR WHETHER THESE REQUIREMENTS COULD BE SATISFIED IN THE CIRCUMSTANCES. In addition, if changes were enacted in the future to federal and Quebec tax laws which would allow an exchange of exchangeable shares for shares of Solectron common stock on a tax-deferred basis, the arrangement provides that Solectron or Callco, as the case may be, has the right to acquire the exchangeable shares in consideration for shares of Solectron common stock (and any related Solectron rights). This right can only be exercised by Solectron or Callco in limited circumstances and only to the extent that any exchange of exchangeable shares by a holder as a result of the exercise of this right by Solectron or Callco would occur on a tax-deferred basis for holders of exchangeable shares.

  Acquisition and Disposition of Shares of Solectron Common Stock

     The cost of shares of Solectron common stock received on the redemption (including a retraction) or exchange of exchangeable shares will be equal to the fair market value of such shares of Solectron common stock at the time of such event, to be averaged with the adjusted cost base of any other shares of Solectron common stock held at that time by the holder as capital property.

     A disposition or deemed disposition of shares of Solectron common stock by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares of Solectron common stock immediately before the disposition. See "Taxation of Capital Gain or Capital Loss".

TAXATION OF CAPITAL GAIN OR CAPITAL LOSS

     Pursuant to the Income Tax Act (Canada), a C-MAC shareholder will be required to include in income for the year of disposition one-half of any capital gain (a "taxable capital gain") and will generally be entitled to deduct one-half of any capital loss (an "allowable capital loss") from taxable capital gains realized in the year by the C-MAC shareholder or in any subsequent year to the extent and in the circumstances described in the Income Tax Act (Canada). In addition, the portion of any such allowable capital loss, computed in accordance with the rules provided for in the Income Tax Act (Canada), which is not otherwise deducted from taxable capital gains realized in the year, may be deducted from taxable capital gains realized in any of the three preceding years to the extent and in the circumstances described in the Income Tax Act (Canada). Any such capital loss may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received by a C-MAC shareholder on such shares to the extent and in the manner provided for in the Income Tax Act (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such shares.

     Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Income Tax Act (Canada). A C-MAC shareholder that is a "Canadian-controlled private corporation" (as defined in the Income Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

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  Foreign Property Information Reporting

     In general, a "specified Canadian entity", as defined in the Income Tax Act (Canada), for a taxation year or fiscal period whose total cost amount of "specified foreign property", as defined in the Income Tax Act (Canada), at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Exchangeable shares and shares of Solectron common stock will constitute specified foreign property to a holder. Accordingly, holders of exchangeable shares and shares of Solectron common stock should consult their own advisors regarding compliance with these rules.

DISSENTING C-MAC SHAREHOLDERS

     A C-MAC shareholder who exercises the statutory right to dissent with respect to the arrangement described herein is entitled, if the arrangement becomes effective, to receive the fair value of the C-MAC common shares held by such dissenting C-MAC shareholder. The dissenting shareholder will be considered to have disposed of the C-MAC common shares for proceeds of disposition equal to the amount received by such shareholder less the amount of any deemed dividend referred to below and any interest awarded by a Court (see "Taxation of Capital Gain or Capital Loss" above). As any amount received by a dissenting shareholder will be paid by C-MAC, the dissenting shareholder will also be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by a Court) exceeds the paid-up capital (for purposes of the Income Tax Act (Canada)) of such shareholder's C-MAC common shares. In the case of a C-MAC shareholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. Any interest awarded to a dissenting shareholder by a Court will be included in such shareholder's income for Canadian income tax purposes.

C-MAC OPTIONHOLDERS

     The following portion of this summary is applicable to holders of options to acquire C-MAC common shares who are resident or deemed to be resident in Canada, who deal at arm's length with, and are not affiliated with, any of C-MAC, Solectron, Callco or Exchangeco, who are current or former employees of C-MAC (or any subsidiary thereof), who deal at arm's length with such corporation and who received their options to acquire C-MAC common shares in respect of, in the course of, or by virtue of, such employment at a time when C-MAC was not a "Canadian-controlled private corporation" within the meaning of the Income Tax Act (Canada).

  Exercise of C-MAC Options

     C-MAC optionholders who exercise their options to acquire C-MAC common shares prior to the time the arrangement described herein becomes effective will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to a C-MAC optionholder's decision as to whether to exercise his or her options to acquire C-MAC common shares prior to such time. C-MAC optionholders who are considering the exercise of their options should consult their own tax advisors to determine the tax consequences to them of such exercise.

  Exchange of C-MAC Options for Solectron Options

     The terms of the arrangement provide that options to acquire C-MAC common shares that are not exercised prior to the time the arrangement becomes effective will be exchanged for options to acquire shares of Solectron common stock. A holder of an option to acquire C-MAC common shares who exchanges such option for an option to acquire shares of Solectron common stock will not be considered to have disposed of the option to acquire C-MAC common shares provided that (i) the only consideration received by the holder on the exchange is an option to acquire shares of Solectron common stock, and

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(ii) the total value of shares of Solectron common stock the holder is entitled to acquire under the option to acquire shares of Solectron common stock immediately after the exchange (in excess of the total amount payable by the holder to acquire the shares of Solectron common stock) does not exceed the total value of the C-MAC common shares the holder was entitled to acquire under the option to acquire C-MAC common shares immediately before the exchange (in excess of the amount payable by the holder to acquire the C-MAC common shares). As the only consideration a holder of an option to acquire C-MAC common shares will receive on the exchange of such option will be an option to acquire shares of Solectron common stock and as C-MAC has advised counsel that the values referred to in (ii) above will be equal, no disposition should arise on the exchange of an option to acquire C-MAC common shares for an option to acquire shares of Solectron common stock under the arrangement.

C-MAC SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of the summary is applicable to holders of C-MAC common shares who, for purposes of the Income Tax Act (Canada) and any applicable income tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while holding C-MAC common shares or shares of Solectron common stock and who do not use or hold and are not deemed to use or hold their C-MAC common shares or shares of Solectron common stock in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident C-MAC shareholder that is an insurer carrying on business in Canada and elsewhere.

  Disposition or Exchange of C-MAC Common Shares

     A non-resident C-MAC shareholder will not be subject to tax under the Income Tax Act (Canada) on the exchange of C-MAC common shares for shares of Solectron common stock (including any related Solectron rights) provided that the C-MAC common shares either do not constitute "taxable Canadian property" or constitute taxable Canadian property that is "treaty-protected property" of the holder for purposes of the Income Tax Act (Canada). Such holder will not be subject to tax under the Income Tax Act (Canada) on a sale or other disposition of shares of Solectron common stock provided such shares do not constitute "taxable Canadian property."

     Generally, C-MAC common shares or shares of Solectron common stock will not be taxable Canadian property to a non-resident holder at a particular time provided in the case of C-MAC common shares that the C-MAC common shares are not deemed to be taxable Canadian property to the holder pursuant to the provisions of the Income Tax Act (Canada) and the C-MAC common shares or shares of Solectron common stock are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange and the New York Stock Exchange), and the holder, persons with whom such holder does not deal at arm's length, or the holder together with such persons, has not owned (or had under option or an interest in) 25% or more of the issued shares of any class or series of the capital stock of C-MAC or Solectron at any time during the five-year period immediately preceding the particular time. Even if the C-MAC common shares or shares of Solectron common stock are considered to be taxable Canadian property, such shares will be considered treaty-protected property of a holder at any time for purposes of the Income Tax Act (Canada) if any income or gain from the disposition of such shares by the holder at that time would be exempt from tax in Canada under the terms of an applicable income tax treaty or convention. C-MAC SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE AVAILABILITY OF ANY RELIEF UNDER THE TERMS OF ANY APPLICABLE INCOME TAX TREATY OR CONVENTION IN THEIR PARTICULAR CIRCUMSTANCES.

  Dissenting Shareholders

     Where a non-resident C-MAC shareholder receives an amount of interest or a taxable dividend upon the exercise of a statutory right to dissent to the implementation of the arrangement (see "C-MAC Shareholders Resident in Canada -- Dissenting C-MAC Shareholders") such amount will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention.
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PROPOSED AMENDMENTS RELATING TO FOREIGN INVESTMENT ENTITIES

     On August 2, 2001, the Minister of Finance of Canada released revised draft legislation addressing the taxation of investments in non-resident entities, called "foreign investment entities". In general, the proposed rules would apply to persons owning shares, or rights to acquire shares, of a foreign investment entity that are not exempt interests as defined. If Solectron is a foreign investment entity, the shares of Solectron common stock and exchangeable shares of Exchangeco (referred to collectively as the Solectron securities) would potentially be subject to the proposed rules unless they constitute exempt interests. Under the current proposal, the proposed rules will initially take effect for a holder's 2002 taxation year. The proposed rules would require an annual determination of whether Solectron is a foreign investment entity and, if it is such an entity, whether the Solectron securities satisfy the exempt interest exemption referred to above.

     For the 2002 taxation year and subsequent taxation years, if Solectron is a foreign investment entity at the end of a given taxation year and the Solectron securities do not constitute an exempt interest, a C-MAC shareholder who continues to hold Solectron securities would be required to include in (or deduct from) income, on an annual basis, any increase (or decrease) in the value of the Solectron securities during the year. The taxation of any capital gain that has accrued to December 31, 2001 on the Solectron securities will be deferred until such securities are disposed of. Dividends received or deemed to be received by the holder on the Solectron securities would continue to be taxed in the manner described above under the heading "Exchangeable Shares of Exchangeco and Shares of Solectron Common Stock -- Dividends on Exchangeable Shares" and "Dividends on Shares of Solectron Common Stock".

     Solectron would not constitute a foreign investment entity at a particular time, and accordingly these proposed rules would not apply to holders of Solectron securities, if at the end of Solectron's taxation year that includes the particular time the "carrying value" of Solectron's "investment property" is not greater than one-half of the "carrying value" of all of its property, or Solectron's principal business is not an "investment business", as contemplated by these new rules. Solectron has advised counsel that if the arrangement were completed today, it believes it would not, following the completion thereof, be a "foreign investment entity".

     In any event, these rules will not apply to a holder as long as the holder's Solectron securities constitute an "exempt interest". A holder's Solectron securities will constitute an exempt interest as long as Solectron is a resident of the United States and the shares of Solectron common stock are widely held and actively traded and listed on a prescribed stock exchange (which currently includes the New York Stock Exchange) throughout the period during which the holder holds the Solectron securities, unless it is reasonable to conclude that the holder had a tax avoidance motive in acquiring the Solectron securities. Based on a certificate of an officer of Solectron, counsel is of the view that Solectron is a resident of the United States and that as of the date hereof, the shares of Solectron common stock are widely held and actively traded. For these purposes, a holder will be considered to have a tax avoidance motive in acquiring the Solectron securities if one of the main reasons for acquiring (or ultimately acquiring in the case of exchangeable shares) the shares of Solectron common stock includes obtaining a benefit attributable to income derived from investment property, to profits or gains from the disposition of investment property or to an increase in value of investment property and the deferral or reduction of tax that would have been payable by the holder had such holder realized such income, profits or gains.

     The determination of whether Solectron is a foreign investment entity and whether the Solectron securities constitute an "exempt interest" must be made on an annual basis at the end of Solectron's taxation year, although no assurances can be given in this regard. Solectron has advised counsel that it is not aware of any circumstances that would cause it to become a "foreign investment entity" or that would cause the relevant factors used in determining the status of Solectron securities as "exempt interests" (which are based on Solectron's residence and the listing, holding and trading of shares of Solectron common stock) to change.

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ELIGIBILITY FOR INVESTMENT IN CANADA

     Provided the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange), the exchangeable shares and exchangeable share rights will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Shares of Solectron common stock (including any related Solectron rights) will be qualified investments under the Income Tax Act (Canada) for such plans provided such shares remain listed on the New York Stock Exchange (or are listed on another prescribed stock exchange). The ancillary rights will not be qualified investments under the Income Tax Act (Canada). However, C-MAC is of the view that the fair market value of such ancillary rights is nominal. Any such determination of value, however, is not binding upon the Canada Customs and Revenue Agency. It is possible that the Canada Customs and Revenue Agency could take the position that the ancillary rights have a fair market value in excess of a nominal amount (see "C-MAC Shareholders Resident in Canada -- Receipt of Ancillary Rights and Exchangeable Share Rights" above). Based on such view, there should be no material consequences under the Income Tax Act (Canada) to registered retirement savings plans, registered retirement income funds or deferred profit savings plans holding such non-qualified investments. Registered education savings plans holding such non-qualified investments may, however, realize adverse consequences regardless of the fair market value of such non-qualified investments.

     Provided the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange) and provided Exchangeco maintains a substantial Canadian presence within the meaning of subsection 206(1.1) of the Income Tax Act (Canada), the exchangeable shares and exchangeable share rights will not be foreign property under the Income Tax Act (Canada) for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds, deferred profit savings plans or for certain other persons to whom Part XI of the Income Tax Act (Canada) is applicable. The ancillary rights will be foreign property under the Income Tax Act (Canada). However, C-MAC is of the view that the fair market value of such ancillary rights is nominal. However, any such determination of value is not binding on the Canada Customs and Revenue Agency. Counsel expresses no opinion as to the appropriateness or accuracy of the opinion. It is possible that the Canada Customs and Revenue Agency could take the position that the ancillary rights have a fair market value in excess of a nominal amount. Shares of Solectron common stock (including any related Solectron rights) will be foreign property under the Income Tax Act (Canada).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR C-MAC SHAREHOLDERS

     In the opinion of Davis Polk & Wardwell, U.S. tax counsel to C-MAC, and Wilson Sonsini Goodrich & Rosati, P.C., U.S. tax counsel to Solectron, the following describes the material United States federal income tax consequences to U.S. Holders (as defined below) who receive Solectron common stock and to Non-U.S. Holders (as defined below, and together with U.S. Holders, "Holders") who receive exchangeable shares or Solectron common stock, all pursuant to the arrangement.

     This discussion is limited to Holders who hold their C-MAC common shares as capital assets. It does not describe all of the tax consequences that may be relevant to a Holder in light of the Holder's particular circumstances or to Holders subject to special rules, such as:

     - certain financial institutions;

     - insurance companies;

     - tax-exempt entities;

     - partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

     - Holders who acquire C-MAC common shares through the exercise of employee stock options or otherwise as compensation;

     - dealers in securities or foreign currencies;
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     - persons holding C-MAC common shares as part of a hedge;

     - U.S. Holders whose functional currency is not the U.S. dollar; or

     - persons subject to the alternative minimum tax.

     This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect on the date of this document, and all of which are subject to change, retroactively or prospectively. This summary is for general information only.

     ACCORDINGLY, HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD BOTH TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

TAX CONSEQUENCES TO U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a beneficial owner of C-MAC common shares that is, for United States federal income tax purposes:

     - an individual citizen or resident of the United States;

     - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

     - an estate the income of which is subject to United States federal income tax regardless of its source; or

     - a trust, in general, if (x) it is subject to the primary supervision of a United States court and the control of one or more United States persons or (y) it has made an election to be treated as a United States person.

The term "U.S. Holder" also includes certain former citizens and residents of the United States. If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

     The following discussion applies only to U.S. Holders who receive Solectron common stock in exchange for their C-MAC common shares. This discussion does not address U.S. Holders who are residents of Canada for purposes of the Income Tax Act (Canada) and who elect to receive exchangeable shares pursuant to the arrangement. Such U.S. Holders should consult their tax advisors concerning the tax consequences of the transaction.

     EXCHANGE OF C-MAC COMMON SHARES FOR SOLECTRON COMMON STOCK

     The exchange of C-MAC common shares for Solectron common stock pursuant to the arrangement will be a taxable event for United States federal income tax purposes. Consequently, upon the exchange, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value, as of the exchange date, of the Solectron common stock received in the exchange and any cash received in lieu of fractional shares and (ii) such U.S. Holder's tax basis in its C-MAC common shares. In the case of a U.S. Holder who dissents from the arrangement, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder's tax basis in its C-MAC common shares surrendered in the exchange. Gain or loss on the exchange of C-MAC common shares will generally be capital gain or loss, and will be long-term capital gain or loss if at the time of the exchange the U.S. Holder held its C-MAC common shares for more than one year. The deductibility of capital losses is subject to limitations. The tax basis of Solectron common stock received by a U.S. Holder will be equal to the fair market value of such stock on the exchange date. The holding period for such stock will begin on the day after the exchange date. Certain noncorporate Holders may be subject to backup withholding on cash payments received in the transaction in the manner described under "Backup Withholding and Information Reporting" below.
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TAX CONSEQUENCES TO NON-U.S. HOLDERS

     As used herein, the term "Non-U.S. Holder" means any person who holds C-MAC common shares other than a person who is a U.S. Holder.

  SALE OR EXCHANGE OF C-MAC COMMON SHARES, SOLECTRON COMMON STOCK OR EXCHANGEABLE SHARES

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized as a result of an exchange of C-MAC common shares for exchangeable shares, Solectron common stock, cash or any combination thereof pursuant to the arrangement, or on any gain realized as a result of a subsequent sale or exchange of exchangeable shares or Solectron common stock, unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States; or (ii) in the case of gain recognized by an individual Non-U.S. Holder, such individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met. Non-U.S. Holders meeting either (i) or (ii) above will generally be taxed in the same manner as U.S. Holders (see "Tax Consequences to U.S. Holders" above).

  DIVIDENDS PAID ON SOLECTRON COMMON STOCK AND EXCHANGEABLE SHARES

     Dividends on Solectron Common Stock. Dividends, if any, paid to a Non-U.S. Holder of Solectron common stock will generally be subject to United States withholding tax at a rate of 30%, or such lower rate as provided by an applicable treaty between the United States and the country of residence of the Non-U.S. Holder, unless the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if a tax treaty applies, are attributable to a permanent establishment of the Non-U.S. Holder in the United States. Non-U.S. Holders receiving such effectively connected dividends generally will be taxed in the same manner as are U.S. Holders, at ordinary United States federal income tax rates. A Non-U.S. Holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the United States withholding tax described above. Any effectively connected income of a corporate Non-U.S. Holder may be subject to an additional "branch profits tax."

     Dividends on Exchangeable Shares. At the current time, Solectron and its affiliates do not intend to withhold any amounts in respect of United States withholding tax from dividends, if any, paid with respect to the exchangeable shares. However, no statutory, judicial or administrative authority exists that directly addresses the United States federal income tax treatment of the exchangeable shares and, therefore, such treatment is subject to significant uncertainty. If dividends on the exchangeable shares were determined to constitute income from United States sources, Non-U.S. Holders of exchangeable shares likely would be subject to United States withholding tax at a rate of 30%, or such lower rate as provided by an applicable treaty between the United States and the country of residence of the Non-U.S. Holder.

     Under the Canada-United States Income Tax Treaty, dividends from United States sources distributed to residents of Canada are subject to a maximum withholding rate of 15%.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, Solectron or any other appropriate person must report annually to the Internal Revenue Service (the "IRS") the amount of dividends paid to or proceeds received by the recipient from the sale of Solectron's stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     United States backup withholding tax is imposed on applicable payments to persons that fail to establish that they are entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. This backup withholding tax is imposed at a rate of 30.5% through December 31, 2001, and at a rate of 30% during 2002 and 2003, with further reductions thereafter.

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     Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-U.S. Holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

     - a United States person;

     - a "controlled foreign corporation" for United States federal income tax purposes;

     - a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business; or

     - a foreign partnership if at any time during its tax year, (a) one or more of its partners are United States persons, as defined for United States federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership, or (b) the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files of the holder's non-United States status and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

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                        COMPARISON OF SHAREHOLDER RIGHTS

     In the event that the transaction is consummated, holders of C-MAC common shares will have their C-MAC common shares exchanged for shares of Solectron common stock or, in the case of Canadian residents who validly so elect, exchangeable shares and certain ancillary rights, or a combination thereof. Those who elect to receive exchangeable shares will have the right to exchange such shares for an equivalent number of shares of Solectron common stock.

     Solectron is incorporated under the Delaware General Corporation Law and, accordingly, is governed by Delaware law and the Solectron certificate of incorporation and bylaws. C-MAC is incorporated under the Canada Business Corporations Act and, accordingly, is governed by the laws of Canada and the C-MAC articles and bylaws. Exchangeco was amalgamated under the laws of New Brunswick but it is intended that it will be continued under the Canada Business Corporations Act and, accordingly, as of the effective time of the arrangement, will be governed by the laws of Canada and the Exchangeco articles and bylaws.

     While the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a Canada Business Corporations Act corporation, there are certain differences. The following is a summary discussion of the most significant differences in shareholder rights. These differences arise from differences between Delaware law and the Canada Business Corporations Act and between the Solectron certificate of incorporation and bylaws and the C-MAC articles and bylaws. This summary is not intended to be complete and is qualified in its entirety by reference to Delaware law, Canadian law and the governing corporate instruments of Solectron and C-MAC. For a description of the respective rights of the holders of shares of Solectron common stock and C-MAC common shares see, respectively, "Solectron Capital Stock" and "C-MAC Share Capital".

REQUIRED VOTE FOR CERTAIN TRANSACTIONS

     Delaware law requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger, consolidation, dissolution or sale, lease or exchange of all or substantially all of the assets of a corporation, except that, unless required by its certificate of incorporation: (i) no authorizing shareholder vote is required of a corporation surviving a merger if (A) such corporation's certificate of incorporation is not amended in any respect by the merger, (B) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (C) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered in the merger, or the shares of common stock of the surviving corporation to be issued in the merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued in the merger do not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger; and (ii) in certain limited circumstances, no authorizing shareholder vote is required of a corporation to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of such corporation. Shareholder approval is also not required under Delaware law for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

     Under the Canada Business Corporations Act, certain extraordinary corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

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CUMULATIVE VOTING

     Under Delaware law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective it must be expressly provided for in the certificate of incorporation. Solectron's certificate of incorporation provides for cumulative voting. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Without cumulative voting, the holders of a majority of the shares present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares.

     Under Canadian law, unless a corporation's articles provide otherwise, there is no cumulative voting for the election of directors. C-MAC's articles do not provide for cumulative voting.

CALLING A STOCKHOLDER MEETING

     Under Delaware law, special meetings of the stockholders may be called by the board of directors or by any other person as may be authorized to do so by the certificate of incorporation or the bylaws of the corporation. According to the Solectron bylaws, Solectron's board of directors, chairman of the board, president, secretary, or holders of shares entitled to cast not less than 10% of the votes at the meeting may call a special meeting of the Solectron stockholders.

     Under the Canada Business Corporations Act, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the Canada Business Corporations Act for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not, the shareholders who made the requisition may call the meeting.

AMENDMENT OF CERTIFICATE OF INCORPORATION OR ARTICLES OF INCORPORATION

     Under Delaware law, the certificate of incorporation of a Delaware corporation generally may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the amendment. Any amendment of a provision of the certificate of incorporation requiring a higher vote, or having certain effects on a class or series of a class of shares, may only be altered, amended or repealed if authorized by such higher vote or by such class or series of a class, respectively.

     Solectron's certificate of incorporation reserves Solectron's right to amend, alter, change or repeal any provision contained in the certificate of incorporation, in the manner prescribed by Delaware law, and does not impose any supermajority voting requirements.

     Under the Canada Business Corporations Act, any amendment to the articles generally requires approval by special resolution.

AMENDMENT OF BYLAWS

     Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors.

     Solectron's bylaws provide that its bylaws may be adopted, amended or repealed by a majority of the stockholders entitled to vote. Solectron has, in its certificate of incorporation, conferred the power to adopt, amend or repeal bylaws upon its directors as well. The fact that this power has been conferred upon the directors does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws.

     The Canada Business Corporations Act provides that unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of
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a corporation. Where the directors make, amend or repeal a bylaw, they are required under the Canada Business Corporations Act to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

DISSENTERS' OR APPRAISAL RIGHTS

     Under Delaware law, holders of shares of any class or series have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation) of such shares, as determined by a court in an action timely brought by the corporation or the dissenters. Delaware law grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock, regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders thereof to accept for such shares anything other than:

          (i) shares of stock of the surviving corporation;

          (ii) shares of stock of another corporation which shares of stock are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders;

          (iii) cash in lieu of fractional shares of the stock described in (i) or (ii) above; or

          (iv) some combination of the above.

     In addition, appraisal rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

     The Canada Business Corporations Act provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The Canada Business Corporations Act does not distinguish for this purpose between listed and unlisted shares. Such matters include:

          (i) any amalgamation with another corporation (other than with certain affiliated corporations);

          (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

          (iii) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

          (iv) a continuance under the laws of another jurisdiction;

          (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

          (vi) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

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

          (vii) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

     Proposed amendments to the Canada Business Corporations Act, which have been enacted but not yet proclaimed in force, are expected to come into force in late October or November of this year. The proposed amendments to the Canada Business Corporations Act will provide dissent rights on going-private and squeeze-out transactions.

OPPRESSION REMEDY

     The Canada Business Corporations Act provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:

          (i) any act or omission of the corporation or an affiliate effects a result;

          (ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or

          (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer.

     A complainant includes:

          (i) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

          (ii) a present or former officer or director of the corporation or any of its affiliates;

          (iii) the director under the Canada Business Corporations Act; and

          (iv) any other person who in the discretion of the court is a proper person to make such application.

     The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

     Delaware law does not provide for a similar remedy.

SHAREHOLDER DERIVATIVE ACTIONS

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, a corporation governed by Delaware law. Delaware law provides that the plaintiff in such action must be or have been a stockholder of the corporation at the time of the transaction of which he or she complains or that his or her stock thereafter devolved upon him or her by operation of law. A stockholder may not sue derivatively unless he or she first makes demand on the corporation that it bring suit and such demand has been refused, or unless it is shown that such request for the corporation to bring suit would not likely succeed.
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     Under the Canada Business Corporations Act, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the Canada Business Corporations Act, no action may be brought and no intervention in an action may be made unless the court is satisfied that the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and (i) the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. The proposed amendments to the Canada Business Corporations Act will change the notice period to directors to 14 days before the bringing of the application or as otherwise ordered by the court.

     Under Canadian law, the court in a derivative action may make any order it thinks fit. In addition, under Canadian law, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

DIRECTOR QUALIFICATIONS

     A majority of the directors of a corporation governed by the Canada Business Corporations Act generally must be resident Canadians. The proposed amendments to the Canada Business Corporations Act will change the residency requirements to twenty-five percent for most corporations except for those in prescribed business sectors or those subject to specified Canadian ownership or control restrictions, for which the percentage will remain higher. If a corporation has less than 4 directors, at least one shall have to be a resident Canadian. The Canada Business Corporations Act also requires that at least one-third of the directors of a corporation whose securities are publicly traded not be officers or employees of the company or any of its affiliates.

     Delaware law does not have comparable requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Solectron's charter documents do not provide for any such qualifications.

NUMBER OF DIRECTORS

     Delaware law permits the board of directors to change the authorized number of directors by amendment to the bylaws or in the manner provided in the bylaws unless the number of directors is fixed in the certificate of incorporation, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation. Solectron's certificate of incorporation provides that the number of directors shall be as specified in Solectron's bylaws. Solectron's bylaws currently provide that the number of directors of the corporation shall consist of 10 members until changed by amendment to the bylaws or by amendment to Solectron's certificate of incorporation. An amendment to Solectron's certificate of incorporation requires the vote or written consent of holders of a majority of the shares entitled to vote. Solectron's bylaws may be amended by either the board of directors or by the vote or written consent of holders of a majority of the shares entitled to vote.

     C-MAC's articles of incorporation provide that the number of directors of the corporation shall consist of a minimum of three and a maximum of fifteen members until changed by amendment of C-MAC's articles of incorporation. Such an amendment requires that a special resolution be passed. In the event that the number of directors is less than the maximum authorized by the articles of incorporation, if the articles so provide, the directors may appoint one or more directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. C-MAC's articles so provide.

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REMOVAL OF DIRECTORS

     Solectron's directors are generally elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified. However, under Delaware law and Solectron's bylaws, (unless otherwise restricted by statute, Solectron's certificate of incorporation or an amendment to the bylaws) any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors, except that as long as stockholders of the corporation are entitled to cumulative voting, no individual director may be removed without cause (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, such director or directors may be removed without cause only if there are sufficient votes by the holders of the outstanding shares of that class or series. Furthermore, Solectron's bylaws provide that no reduction of the authorized number of directors would have the effect of removing any director prior to the expiration of that director's term in office.

     Under the Canada Business Corporations Act, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution passed at a special meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under Solectron's bylaws, any vacancy arising from the resignation or death of a director or increase in the number of directors may be filled by a majority of the remaining members of the board of directors. This is true even if the majority is less than a quorum, or if there is a sole remaining director. Each director elected in this manner holds office until his or her successor is elected at the next succeeding annual meeting of stockholders or at a special meeting called for that purpose. A vacancy created by the removal of a director may be filled only by the approval of the stockholders.

     Under the Canada Business Corporations Act, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or minimum number of directors or from a failure to elect the appropriate number of directors required by the articles. Each director appointed holds office until his or her successor is elected at the next meeting of shareholders of the corporation unless his or her office is vacated earlier.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     The Solectron bylaws allow stockholders to nominate candidates for election to Solectron's board of directors or propose other business at any annual or special stockholders meeting. To be properly brought before an annual or special meeting, nominations for the election of directors or other business proposals must be:

     - specified in the notice of meeting, or any supplemental material, given by or at the direction of the board of directors;

     - otherwise properly brought before the meeting by or at the direction of the board of directors; or

     - otherwise properly brought before the meeting by a stockholder.

     However, nominations and proposals may only be made by a stockholder who has given timely written notice to the secretary of Solectron before the annual or special stockholders meeting.

     Under Solectron's bylaws, to be timely, notice of stockholder nominations or proposals to be made at a stockholder meeting must be received by the secretary of Solectron no less than 90 days prior to the meeting. If, however, there is less then 100 days notice or prior public disclosure of the date of the
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meeting given to the stockholders, the stockholder notice will be considered timely if the proposal is received by the close of business on the tenth day following the notice of the meeting.

     Under the Canada Business Corporations Act, proposals with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meetings of the corporation.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     Under Delaware law and Solectron's certificate of incorporation and bylaws any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. See "Solectron Capital Stock -- Delaware Law and Certain Charter Provisions".

     Under the Canada Business Corporations Act, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "indemnitee") against
(i) all reasonable expenses (including attorneys' fees) incurred in defense or settlement of suits brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. A corporation shall not indemnify a current or former director or officer of the corporation against expenses to the extent that he or she is adjudged to be liable to the corporation unless and only to the extent that the court in which such action is heard determines such person is reasonably entitled to indemnity. A corporation shall indemnify such persons to the extent they are successful on the merits or otherwise in defense of the action or matter at issue. Solectron's bylaws provide for indemnification of directors and officers to the fullest extent authorized by Delaware law.

     Delaware law allows for the advance payment of an officer or director indemnitee's expenses prior to the final disposition of an action, provided that, in the case of a current director or officer, the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced. Neither the Canada Business Corporations Act nor C-MAC's bylaws expressly provide for any similar advance payment procedures. The proposed amendments to the Canada Business Corporations Act will provide that a corporation may advance monies to a director, or officer or other individual for the costs, charges and expenses of a proceeding for which the corporation is permitted to indemnify such a person. The individual must be required to repay such monies if he or she does not fulfill the conditions for indemnification.

     Under the Canada Business Corporations Act, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an "indemnifiable person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled under the Canada Business Corporations Act to such indemnity from the corporation if he or she was
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

substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in
(i) and (ii), above.

     The proposed amendments to the Canada Business Corporations Act will permit indemnification of an individual acting as officer or director of another entity and change slightly the criteria for entitlement to such indemnification. Under the proposed amendments, an indemnifiable person is entitled to such indemnification from the corporation if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and he or she fulfills the conditions set forth in (i) and (ii) above.

     Solectron has been advised that in the opinion of the United States Securities and Exchange Commission indemnification of directors, officers and controlling persons is against public policy as expressed in the United States Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Solectron of expenses incurred or paid by a director, officer or controlling person of Solectron in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Solectron will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

DIRECTOR LIABILITY

     Delaware law provides that the certificate of incorporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain prescribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases, or redemptions or transactions for which such director derived an improper personal benefit. The Solectron certificate of incorporation contains a provision limiting the liability of its directors to the fullest extent permitted by Delaware law.

     The Canada Business Corporations Act does not permit any such limitation of a director's liability.

ANTI-TAKE-OVER PROVISIONS AND INTERESTED STOCKHOLDERS

     Delaware law prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder". An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three-year period. A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or the aggregate market value of the consolidated assets or outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the time the interested stockholder acquired such 15% interest; (ii) upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are directors and also officers and by certain employee stock plans); (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested

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

stockholders at an annual or special meeting; (iv) the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances. Solectron has not taken action to elect not to be governed by this provision.

     The Canada Business Corporations Act does not contain a comparable provision with respect to business combinations. However, policies of certain Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission and Policy Statement Q-27 of the Commission des valeurs mobilieres du Quebec, contain requirements in connection with "related party transactions". A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" is defined in OSC Rule 61-501 and Policy Statement Q-27 and includes directors, senior officers and holders of at least 10% of the voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

     OSC Rule 61-501 and Policy Statement Q-27 require more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 and Policy Statement Q-27 also require that, subject to certain exceptions, an issuer shall not engage in a related party transaction unless minority approval for the related party transaction has been obtained.

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

                         DISSENTING SHAREHOLDER RIGHTS

SOLECTRON

     Under the Delaware General Corporation Law, holders of Solectron common stock will not be entitled to demand appraisal of, or to receive payment for, their shares of Solectron common stock in connection with the transaction.

C-MAC

     Section 190 of the Canada Business Corporations Act provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The interim order expressly provides registered C-MAC shareholders with the right to dissent from the C-MAC arrangement resolution pursuant to section 190 of the Canada Business Corporations Act and the plan of arrangement. Any C-MAC shareholder who dissents from the C-MAC arrangement resolution in compliance with the interim order and section 190 of the Canada Business Corporations Act and the plan of arrangement will be entitled, in the event the arrangement becomes effective, to be paid by C-MAC the fair value of the C-MAC common shares held by such dissenting shareholder determined as of the close of business on the day before the C-MAC arrangement resolution is adopted.

     Section 190 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a C-MAC shareholder may only exercise the right to dissent under section 190 in respect of C-MAC common shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "non-registered holder") are registered either: (a) in the name of an intermediary that the non-registered holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans (as defined under the Income Tax Act (Canada)), registered retirement income funds (as defined under the Income Tax Act (Canada)), registered education savings plans and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Exchange Agent for Securities Limited, or CDS) of which the intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the non-registered holder's name). A non-registered holder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the non-registered holder deals in respect of the shares and either:

     - instruct the intermediary to exercise the right to dissent on the non-registered holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or

     - instruct the intermediary to re-register the shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

     A REGISTERED HOLDER OF C-MAC COMMON SHARES WHO WISHES TO DISSENT IN RESPECT OF ITS C-MAC COMMON SHARES MUST PROVIDE A DISSENT NOTICE TO C-MAC INDUSTRIES INC. C/O GENERAL TRUST OF CANADA, PROXY DEPARTMENT 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, CANADA, H3B 2G7, FACSIMILE NUMBER 514 871-3673, PRIOR TO 4:00 P.M. ON THE LAST BUSINESS DAY PRECEDING THE C-MAC SPECIAL MEETING (OR ANY ADJOURNMENT THEREOF). IT IS IMPORTANT THAT C-MAC REGISTERED SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT, AS IT IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CANADA BUSINESS CORPORATIONS ACT THAT WOULD OTHERWISE PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE C-MAC SPECIAL MEETING. THE FILING OF A DISSENT NOTICE DOES NOT DEPRIVE A C-MAC REGISTERED SHAREHOLDER OF THE RIGHT TO VOTE AT THE C-MAC SPECIAL MEETING; HOWEVER, THE CANADA BUSINESS CORPORATIONS ACT PROVIDES, IN EFFECT, THAT A C-MAC REGISTERED SHAREHOLDER WHO HAS SUBMITTED A DISSENT NOTICE AND WHO VOTES IN FAVOUR OF THE C-MAC ARRANGEMENT RESOLUTION WILL NO LONGER BE CONSIDERED A DISSENTING SHAREHOLDER WITH RESPECT TO THAT CLASS OF SHARES VOTED IN FAVOUR OF THE C-MAC ARRANGEMENT RESOLUTION. THE CANADA BUSINESS

CORPORATIONS ACT DOES NOT PROVIDE, AND C-MAC WILL NOT ASSUME, THAT A VOTE AGAINST THE C-MAC ARRANGEMENT RESOLUTION OR AN ABSTENTION CONSTITUTES A DISSENT NOTICE BUT A C-MAC REGISTERED SHAREHOLDER NEED NOT VOTE HIS OR HER C-MAC COMMON SHARES AGAINST THE C-MAC ARRANGEMENT RESOLUTION IN ORDER TO DISSENT. SIMILARLY, THE REVOCATION OF A PROXY CONFERRING AUTHORITY ON THE PROXY HOLDER TO VOTE IN FAVOUR OF THE C-MAC ARRANGEMENT RESOLUTION DOES NOT CONSTITUTE A DISSENT NOTICE; HOWEVER, ANY PROXY GRANTED BY A C-MAC REGISTERED SHAREHOLDER WHO INTENDS TO DISSENT, OTHER THAN A PROXY THAT INSTRUCTS THE PROXY HOLDER TO VOTE AGAINST THE C-MAC ARRANGEMENT RESOLUTION, SHOULD BE VALIDLY REVOKED IN ORDER TO PREVENT THE PROXY HOLDER FROM VOTING SUCH C-MAC COMMON SHARES IN FAVOUR OF THE C-MAC ARRANGEMENT RESOLUTION AND THEREBY CAUSE THE C-MAC REGISTERED SHAREHOLDER TO FORFEIT HIS OR HER RIGHT TO DISSENT. SEE "INFORMATION CONCERNING THE SPECIAL MEETING OF C-MAC SECURITYHOLDERS --VOTING OF PROXIES AT THE SPECIAL MEETING AND REVOCATION OF PROXIES".

     C-MAC is required, within 10 days after the C-MAC securityholders adopt the C-MAC arrangement resolution, to notify each dissenting shareholder that the C-MAC arrangement resolution has been adopted. Such notice is not required to be sent to any C-MAC shareholder who voted for the C-MAC arrangement resolution or who has withdrawn his or her dissent notice.

     A dissenting shareholder who has not withdrawn his or her dissent notice must then, within 20 days after receipt of notice that the C-MAC arrangement resolution has been adopted or, if the dissenting shareholder does not receive such notice, within 20 days after he or she learns that the C-MAC arrangement resolution has been adopted, send to C-MAC a written notice containing his or her name and address, the number of C-MAC common shares in respect of which he or she dissents, and a demand for payment of the fair value of such C-MAC common shares. Within 30 days after sending a demand for payment, the dissenting shareholder must send to C-MAC the certificates representing the C-MAC common shares in respect of which he or she dissents. A dissenting shareholder who fails to send certificates representing the C-MAC common shares in respect of which he or she dissents forfeits his or her right to dissent. The C-MAC transfer agent will endorse on share certificates received from a dissenting shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the dissenting shareholder.

     After sending a demand for payment, a dissenting shareholder ceases to have any rights as a holder of the C-MAC common shares in respect of which the shareholder has dissented other than the right to be paid the fair value of such shares as determined under section 190, unless:

     - the dissenting shareholder withdraws the demand for payment before C-MAC makes a written offer to pay;

     - C-MAC fails to make a timely offer to pay to the dissenting shareholder and the dissenting shareholder withdraws his or her demand for payment; or

     - the directors of C-MAC revoke the C-MAC arrangement resolution,

in all of which cases the dissenting shareholder's rights as a shareholder are reinstated and such shares shall be subject to the arrangement if it has been completed.

     In addition, pursuant to the plan of arrangement, C-MAC registered shareholders who duly exercise such right of dissent and who:

          (i) are ultimately determined to be entitled to be paid fair value for their C-MAC common shares shall be deemed to have transferred their C-MAC common shares to C-MAC immediately prior to the effective time of the arrangement, to the extent the fair value therefor is paid by C-MAC, and such C-MAC common shares shall be cancelled as of the effective time of the arrangement; or

          (ii) are ultimately not entitled, for any reason, to be paid fair value for their C-MAC common shares, shall be deemed to have participated in the arrangement on the same basis as any non-dissenting and non-electing holder of C-MAC common shares who did not exercise the holding company alternative and shall receive Solectron common stock in accordance with the plan of arrangement.
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

     C-MAC is required, not later than seven days after the later of the effective date of the arrangement and the date on which C-MAC received the demand for payment of a dissenting shareholder, to send to each dissenting shareholder who has sent a demand for payment, an offer to pay for his or her C-MAC common shares in an amount considered by the C-MAC board of directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every offer to pay must be on the same terms. C-MAC must pay for the C-MAC common shares of a dissenting shareholder within 10 days after an offer to pay has been accepted by a dissenting shareholder, but any such offer lapses if C-MAC does not receive an acceptance thereof within 30 days after the offer to pay has been made.

     If C-MAC fails to make an offer to pay for a dissenting shareholder's C-MAC common shares, or if a dissenting shareholder fails to accept an offer which has been made, C-MAC may, within 50 days after the effective date of the arrangement or within such further period as a court may allow, apply to a court to fix a fair value for the C-MAC common shares of dissenting shareholders. If C-MAC fails to apply to a court, a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A dissenting shareholder is not required to give security for costs in such an application. An application to the court by C-MAC must be to the Superior Court of the Province of Quebec and an application to the court by a dissenting shareholder must also be to the Superior Court of the Province of Quebec.

     Upon an application to a court, all dissenting shareholders whose C-MAC common shares have not been purchased by C-MAC will be joined as parties and bound by the decision of the court, and C-MAC will be required to notify each affected dissenting shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a dissenting shareholder who should be joined as a party, and the court will then fix a fair value for the C-MAC common shares of all dissenting shareholders. The final order of a court will be rendered against C-MAC in favour of each dissenting shareholder and for the amount of the fair value of his or her C-MAC common shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the effective date of the arrangement until the date of payment.

     The foregoing is only a summary of the dissenting shareholder provisions of the Canada Business Corporations Act and the plan of arrangement, which are technical and complex. A complete copy of section 190 of the Canada Business Corporations Act is attached to this document as Annex I. It is recommended that any C-MAC shareholder wishing to avail himself or herself of his or her dissent rights under those provisions seek legal advice as failure to comply strictly with the provisions of the Canada Business Corporations Act and the plan of arrangement may prejudice the right of dissent. For a general summary of certain income tax implications to a dissenting shareholder, see "Tax Considerations for C-MAC Securityholders -- C-MAC Shareholders Resident in Canada -- Dissenting C-MAC Shareholders".

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

                                 LEGAL MATTERS

     Certain legal matters in connection with the arrangement will be passed upon by Wilson, Sonsini Goodrich & Rosati, Palo Alto, California, United States and Osler, Hoskin & Harcourt LLP, Montreal, Quebec, Canada on behalf of Solectron and Exchangeco and by Stikeman Elliott, Montreal, Quebec, Canada and Davis Polk & Wardwell, New York, New York, United States on behalf of C-MAC.

                                    EXPERTS

     The audited consolidated financial statements and schedule of Solectron Corporation as of August 31, 2000 and 1999, and for each of the years in the three-year period ended August 31, 2000 have been included in Annex J to this document in reliance upon the report of KPMG LLP, independent public accountants, included in Annex J to this document herein, and upon the authority of said firm as experts in accounting and auditing.

     The C-MAC audited consolidated financial statements as at December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been included in Annex K to this document in reliance upon the report of KPMG LLP, Independent Chartered Accountants, included in Annex K to this document herein, and upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited pro forma condensed consolidated statement of earnings of C-MAC for the year ended December 31, 2000 included herein, the independent Chartered Accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. However, their separate compilation report included herein states that they are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

     The DY 4 Systems Inc. financial statements included in Annex K to this document have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report therein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     C-MAC is a corporation incorporated under the laws of Canada. Most of the directors and officers of C-MAC, as well as certain experts named herein, are residents of Canada and all or a substantial portion of their assets and a substantial portion of the assets of C-MAC are located outside the United States. As a result, it may be difficult for holders of C-MAC common shares to effect service within the United States upon such directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the United States federal securities laws. There is some doubt as to the enforceability in Canada against C-MAC or any of its directors, officers or experts who are not residents of the United States in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

                             STOCKHOLDER PROPOSALS

     A Solectron stockholder may bring business before the annual meeting of Solectron stockholders, provided that the stockholder delivers notice in writing to the secretary of Solectron not less than 120 days in advance of the first anniversary of the preceding year's annual meeting. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting, any notice must be made not earlier than the

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

later of 120 days in advance of the annual meeting or ten days following the day on which public announcement of the date of the annual meeting is first made.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH SOLECTRON HAS REFERRED YOU IN THE THIS DOCUMENT. SOLECTRON HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

     Solectron files reports, proxy statements and other information and C-MAC files reports and other information with the Securities and Exchange Commission. Copies of those reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the United States Securities and Exchange Commission at the following locations:

Public Reference Room           Chicago Regional Office         Woolworth Building
Judiciary Plaza                 Citicorp Center                 233 Broadway
Room 1024                       500 West Madison Street         New York, New York 10848
450 Fifth Street, N.W.          Suite 1400
Washington, D.C. 20549          Chicago, Illinois 60661

Information about the Public Reference Room is available at 1-800-SEC-0300.

     Copies of these materials also can be obtained by mail at prescribed rates from the Public Reference Section of the United States Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the United States Securities and Exchange Commission at the above number. In addition, the Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding Solectron. The address of the United States Securities and Exchange Commission Website is http://www.sec.gov.

     C-MAC files reports and other information concerning C-MAC with the United States Securities Exchange Commission. C-MAC also files reports, proxy statements and other information concerning C-MAC with securities regulatory authorities in Canada which are available on the System for Electronic Document Analyses and Retrieval of the Canadian Securities Administrators at http://www.sedar.com.

     C-MAC shareholders should call Claude Michaud, Vice-President and Chief Financial Officer, at C-MAC at (514) 282-3581 with any request for any documentation referred to herein.

     Reports, proxies and statements and other information concerning Solectron and C-MAC also can be inspected at the offices of the New York Stock Exchange located at:

                            New York Stock Exchange
                                20 Broad Street
                            New York, New York 10005

     Solectron has filed a registration statement on Form S-4 under the United States Securities Act with the Securities and Exchange Commission with respect to Solectron's common stock to be issued to C-MAC shareholders in the transaction. This document constitutes the prospectus of Solectron filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this document as to the content of any contracts, agreement or other document referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit. The registration statement and its exhibits are available for inspection and copying as set forth above.

     THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS DOCUMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY

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

PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS DOCUMENT OR IN SOLECTRON'S OR C-MAC'S AFFAIRS SINCE THE DATE OF THIS DOCUMENT. THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO C-MAC AND ITS SUBSIDIARIES WAS PROVIDED BY C-MAC AND THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO SOLECTRON WAS PROVIDED BY SOLECTRON.

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

                                   ANNEX A-1

                             COMBINATION AGREEMENT

                             COMBINATION AGREEMENT
                                  BY AND AMONG
                             SOLECTRON CORPORATION
                              3924548 CANADA INC.,
                                      AND
                             C-MAC INDUSTRIES INC.

                           DATED AS OF AUGUST 8, 2001

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
ARTICLE I DEFINITIONS.................................................    1
     1.1  Certain Definitions.........................................    1
     1.2  Interpretation..............................................    6
ARTICLE II THE ARRANGEMENT............................................    6
     2.1  Implementation Steps by Company.............................    6
     2.2  Implementation Steps by the Parent Parties..................    6
     2.3  Interim Order...............................................    7
     2.4  Articles of Arrangement.....................................    7
     2.5  Company Circular............................................    7
     2.6  Parent Circular.............................................    7
     2.7  Securities Compliance.......................................    8
     2.8  Preparation of Filings, etc.................................    8
ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY.................   10
     3.1  Organization and Qualification; Subsidiaries................   10
     3.2  Articles of Incorporation and Bylaws........................   10
     3.3  Capitalization..............................................   10
     3.4  Authority Relative to this Agreement........................   11
     3.5  No Conflict; Required Filings and Consents..................   12
     3.6  Compliance; Permits.........................................   13
     3.7  Reports; Financial Statements...............................   13
     3.8  No Undisclosed Liabilities..................................   14
     3.9  Absence of Certain Changes or Events........................   14
    3.10  Absence of Litigation.......................................   14
    3.11  Employee Benefit Plans......................................   14
    3.12  Labor Matters...............................................   16
    3.13  Restrictions on Business Activities.........................   17
    3.14  Title to Property...........................................   17
    3.15  Taxes.......................................................   17
    3.16  Environmental Matters.......................................   18
    3.17  Brokers.....................................................   19
    3.18  Intellectual Property.......................................   20
    3.19  Agreements, Contracts and Commitments.......................   20
    3.20  Insurance...................................................   21
    3.21  Opinion of Financial Advisor................................   21
    3.22  Board Approval..............................................   22
    3.23  Vote Required...............................................   22

                                                                        PAGE
                                                                        ----
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES.......   22
     4.1  Organization and Qualification; Subsidiaries................   22
     4.2  Certificate of Incorporation and Bylaws.....................   22
     4.3  Capitalization..............................................   22
     4.4  Authority Relative to this Agreement........................   23
     4.5  No Conflict; Required Filings and Consents..................   23
     4.6  Compliance; Permits.........................................   24
     4.7  SEC Filings; Financial Statements...........................   24
     4.8  No Undisclosed Liabilities..................................   25
     4.9  Absence of Certain Changes or Events........................   25
    4.10  Absence of Litigation.......................................   25
    4.11  Intellectual Property.......................................   25
    4.12  Taxes.......................................................   25
    4.13  Brokers.....................................................   25
    4.14  Opinion of Financial Advisor................................   26
    4.15  Board Approval..............................................   26
    4.16  Vote Required...............................................   26
    4.17  Class B Non-Voting Preference Shares........................   26
    4.18  Exchangeable Shares.........................................   26
    4.19  Parent Common Shares........................................   26
ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME.........................   26
     5.1  Conduct of Business by Company..............................   26
     5.2  Conduct of Business by Parent...............................   28
ARTICLE VI ADDITIONAL AGREEMENTS......................................   29
     6.1  Confidentiality; Access to Information......................   29
     6.2  No Solicitation.............................................   30
     6.3  Public Disclosure...........................................   32
     6.4  Reasonable Best Efforts; Notification.......................   32
     6.5  Indemnification.............................................   34
     6.6  Company Affiliate Agreement.................................   34
     6.7  Regulatory Filings; Reasonable Best Efforts.................   34
     6.8  Employee Plans..............................................   34
     6.9  Termination of Company 401(k) Plans.........................   35
    6.10  Revised Benefits Schedule...................................   35
    6.11  Parent Board Designees......................................   36
    6.12  Change of Control...........................................   36
    6.13  Quebec Employees............................................   36
    6.14  Rights Plan.................................................   36

                                                                        PAGE
                                                                        ----
ARTICLE VII CONDITIONS TO THE MERGER..................................   36
          Conditions to Obligations of Each Party to Effect the
     7.1  Arrangement.................................................   36
     7.2  Additional Conditions to Obligations of Company.............   37
          Additional Conditions to the Obligations of Parent
     7.3  Parties.....................................................   37
ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER........................   38
     8.1  Termination.................................................   38
     8.2  Notice of Termination; Effect of Termination................   40
     8.3  Fees and Expenses...........................................   40
     8.4  Amendment...................................................   41
     8.5  Extension; Waiver...........................................   41
ARTICLE IX GENERAL PROVISIONS.........................................   41
     9.1  Non-Survival of Representations and Warranties..............   41
     9.2  Notices.....................................................   41
     9.3  Counterparts................................................   43
     9.4  Entire Agreement; Third Party Beneficiaries.................   43
     9.5  Severability................................................   43
     9.6  Other Remedies; Specific Performance........................   43
     9.7  Governing Law...............................................   43
     9.8  English/French Language.....................................   44
     9.9  No Personal Liability.......................................   44
    9.10  Assignment..................................................   44
    9.11  WAIVER OF JURY TRIAL........................................   44
    9.12  Currency....................................................   45

                               INDEX OF EXHIBITS

Exhibit A   [Intentionally Omitted]
Exhibit B   Form of Company Resolution
Exhibit C   Form of Plan of Arrangement
Exhibit D   Form of Exchangeable Share Support Agreement
Exhibit E   Form of Voting and Exchange Trust Agreement
Exhibit F   Form of Affiliate Agreement

                             COMBINATION AGREEMENT

     This COMBINATION AGREEMENT is made and entered into as of August 8, 2001, among Solectron Corporation, a Delaware corporation ("PARENT"), 3924548 Canada Inc., a corporation organized and existing under the laws of Canada (together with its successors and assigns, "EXCHANGECO"), and C-MAC Industries Inc., a corporation organized and existing under the laws of Canada ("COMPANY").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.1) and in accordance with the Canada Business Corporations Act, as now in effect and as it may be amended from time to time prior to the Effective Time (the "CBCA"), Parent and Company intend to enter into a business combination transaction.

     B. The Board of Directors of Company (i) has determined that the Arrangement (as defined in Section 1.1) is fair to, and in the best interests of, Company and its shareholders, (ii) has approved this Agreement, the Arrangement and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the shareholders of Company approve the Arrangement.

     C. The parties hereto intend that (i) the Arrangement will provide Company Shareholders (as defined in Section 1.1) who are residents of Canada for purposes of the ITA (as defined in Section 1.1) with the opportunity to dispose of their Company Common Shares and receive Exchangeable Shares (as defined in Section 1.1) on a tax-deferred or "roll-over" basis for Canadian income tax purposes and (ii) the transactions contemplated by this Agreement will constitute a taxable acquisition of the assets of Company for U.S. federal income tax purposes.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     1.1 Certain Definitions. The following terms shall have the following meanings:

     "1933 ACT" means the United States Securities Act of 1933, as amended;

     "1934 ACT" means the United States Securities Exchange Act of 1934, as amended;

     "AGREEMENT" means this Combination Agreement, made and entered into as of August 8, 2001, among Parent, Exchangeco and Company, together with any amendments or supplements hereto;

     "AMALCO" means the company continuing as a result of the Amalgamation which will be treated as a corporation for U.S. federal income tax purposes;

     "AMALCO PREFERENCE SHARES" means the preference shares of Amalco having substantially the rights, privileges, restrictions and conditions set out in Appendix 2 to the Plan of Arrangement;

     "AMALGAMATION" means the amalgamation, to be effected pursuant to the Arrangement, of Company, Amalgamation Subco and the Holding Companies, if any, under the laws of Canada;

     "AMALGAMATION SUBCO" means 3932940 Canada Inc., a corporation organized under the laws of Canada, a Subsidiary of Exchangeco which will be treated as a corporation for U.S. federal income tax purposes;

     "ARRANGEMENT" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made

                                      A-1-1
in accordance with Section 8.4 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

     "CALLCO" means 3057256 Nova Scotia Company, an unlimited liability company existing under the laws of Nova Scotia, and a direct wholly-owned Subsidiary of Parent;

     "CANADIAN GAAP" has the meaning ascribed to it in Section 3.7(b);

     "CANADIAN SECURITIES REGULATORY AUTHORITIES" means the securities commission or similar regulatory authority in each of the provinces of Canada;

     "CBCA" shall have the meaning ascribed to it in the Recitals hereto;

     "CLAIMS" includes claims, demands, actions, suits, causes of action, assessments or reassessments, charges, arbitrations, complaints, grievances, judgments, debts, liabilities, expenses, costs, damages or losses, professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

     "CLASS A NON-VOTING PREFERENCE SHARES" means Class A non-voting preference shares of Exchangeco;

     "CLASS B NON-VOTING PREFERENCE SHARES" means Class B non-voting preference shares of Exchangeco having substantially the rights, privileges, restrictions and conditions set out in Appendix 3 to the Plan of Arrangement;

     "CODE" means the United States Internal Revenue Code of 1986, as amended;

     "COLLECTIVE AGREEMENTS" means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications with bargaining agents or Trade Unions for the Employees or dependent contractors by which Company or any of the Subsidiaries is bound or which impose any obligations upon Company or any of the Subsidiaries or set out the understanding of the parties with respect to the meaning of any provisions of such collective agreements;

     "COMPANY" shall have the meaning ascribed to such term in the introduction to this Agreement;

     "COMPANY CIRCULAR" means the notice of the Company Meeting to be sent to holders of Company Common Shares and the accompanying management information circular in connection with the Company Meeting, as amended;

     "COMPANY COMMON SHARES" means the common shares of Company;

     "COMPANY DOCUMENTS" has the meaning ascribed to it in Section 3.7(a);

     "COMPANY FINANCIAL STATEMENTS" has the meaning ascribed to it in Section 3.7(b);

     "COMPANY MEETING" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

     "COMPANY RESOLUTION" means the special resolution of the holders of Company Common Shares, to be substantially in the form and content of Exhibit B hereto;

     "COMPANY SHAREHOLDERS" means the holders of Company Common Shares collectively;

     "COMPANY STOCK OPTIONS" has the meaning ascribed to it in Section 3.3(a);

     "COMPANY STOCK OPTION PLAN" has the meaning ascribed to it in Section
3.3(a);

     "COMPETITION ACT" means the Competition Act (Canada) as amended;

                                      A-1-2

     "COMPETITION ACT APPROVAL" means receipt of an advance ruling certificate ("ARC") pursuant to the Competition Act or, in the alternative to an ARC, the expiration or earlier termination of the waiting period under Part IX of the Competition Act and a letter from the Commissioner of Competition ("Commissioner") or a person authorized by the Commissioner that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

     "CONTRACT" has the meaning ascribed thereto in Section 3.1(c);

     "COURT" means the Superior Court of Justice (Quebec);

     "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA;

     "DISSENT RIGHTS" means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

     "EFFECTIVE TIME" has the meaning ascribed thereto in the Plan of Arrangement;

     "EMPLOYEE PLAN" means any employment, severance or similar contract or arrangement (whether or not written, but only if not immaterial) or any plan, policy, fund, program or contract or arrangement (whether or not written, funded or unfunded) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) that (A) is entered into, maintained, administered, contributed to or required to be contributed to, as the case may be, by Company or any of its Subsidiaries or ERISA Affiliates and (B) with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation;

     "EMPLOYEES" means those individuals employed or retained by Company or any of the Subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

     "EMPLOYMENT CONTRACT" means any Contract, whether oral or written, relating to an Employee, including any communication or practice relating to an Employee which imposes any obligation on Company or any of the Subsidiaries;

     "ENVIRONMENTAL LAWS" has the meaning ascribed thereto in Section
3.16(a)(i);

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

     "ERISA AFFILIATE" means any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Company within the meaning of Section 414 of the Code;

     "EXCHANGE RATIO" has the meaning ascribed thereto in the Plan of Arrangement;

     "EXCHANGEABLE ELECTED SHARE" has the meaning ascribed thereto in the Plan of Arrangement;

     "EXCHANGEABLE SHARE SUPPORT AGREEMENT" means an agreement to be made between Parent, Exchangeco and Callco substantially in the form and content of Exhibit D hereto, with such changes thereto as the parties hereto, acting reasonably, may agree;

     "EXCHANGEABLE SHARES" means exchangeable shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in Appendix 4 to the Plan of Arrangement;

     "EXCHANGECO" shall have the meaning ascribed to such term in the introduction to this Agreement and shall be treated as a corporation for U.S. federal income tax purposes;

                                      A-1-3

     "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

     "FORM S-3" has the meaning ascribed thereto in Section 2.7(d);

     "FORM S-8" has the meaning ascribed thereto in Section 2.7(e);

     "GOVERNMENTAL ENTITY" has the meaning ascribed thereto in Section 3.5(b);

     "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined or identified in and regulated by any Environmental Law;

     "HOLDING COMPANY" has the meaning ascribed thereto in the Plan of Arrangement;

     "HSR ACT" has the meaning ascribed thereto in Section 3.5(b);

     "HSR APPROVAL" has the meaning ascribed thereto in Section 3.5(b);

     "ICA" means the Investment Canada Act (Canada), as amended, and the rules and regulations thereunder;

     "ICA APPROVAL" means the determination or deemed approval by the Minister of Industry under the ICA that the transactions contemplated hereby are of "net benefit to Canada" for purposes of the ICA;

     "ITA" means the Income Tax Act (Canada), as amended;

     "INTERIM ORDER" means the interim order of the Court, as the same may be amended in respect of the Arrangement, as contemplated by Section 2.3;

     "INTERNATIONAL PLAN" means any Employee Plan that has been adopted or maintained by Company or its Subsidiaries principally for the benefit of Employees outside the United States;

     "LAWS" means, as to any applicable Person, applicable laws, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, treaties, policies, notices, directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards or other requirements of any Governmental Entity having force of law and binding on such Person or any of its Subsidiaries;

     "MATERIAL ADVERSE EFFECT" means, with respect to any party, any change, event, circumstance or effect that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), financial condition, or results of operations of such party taken as a whole with its Subsidiaries, other than any such change, event, circumstance or effect resulting from (i) the announcement of the execution of this Agreement or the consummation of the transactions contemplated hereby, (ii) changes, circumstances or conditions generally affecting the industry in which such party operates and not having a disproportionate effect on such party, (iii) changes in general economic conditions in the United States or Canada, not having a disproportionate effect on such party or (iv) changes in the trading price for such party's capital stock;

     "NYSE" means The New York Stock Exchange, Inc.;

     "PARENT" shall have the meaning ascribed to such term in the introduction to this Agreement;

     "PARENT CIRCULAR" means the notice of the Parent Meeting to be sent to holders of Parent Common Shares and the accompanying proxy statement in connection with the Parent Meeting, as supplemented or otherwise modified;

     "PARENT COMMON SHARES" means shares of common stock of Parent (including any attached rights issued pursuant to the Rights Agreement, as defined in
Section 4.3 hereof);

     "PARENT MEETING" means the special meeting of holders of Parent Common Shares, including any adjournment thereof to be called to consider the Parent Proposal;

                                      A-1-4

     "PARENT PARTIES" means Parent and Exchangeco, collectively;

     "PARENT PROPOSAL" means the proposal to be made to the holders of the Parent Common Shares for approval of the issuance of Parent Common Shares in connection with the transactions contemplated hereby;

     "PARENT RIGHTS" has the meaning ascribed thereto in Section 4.3;

     "PBGC" shall mean the Pension Benefit Guaranty Corporation;

     "PENSION PLAN" shall mean each Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA;

     "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

     "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Exhibit C hereto and any amendments or variations thereto made in accordance with Section 8.4 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "REGULATORY APPROVALS" means (a) those sanctions, rulings, consents, orders, exemptions, waivers, permits, agreements, certificates, authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, the failure of which to be obtained would cause the consummation of the transactions contemplated hereby to be prohibited, and (b) the Competition Act Approval, the ICA Approval and the HSR Approval;

     "REPLACEMENT OPTION" has the meaning ascribed thereto in the Plan of Arrangement;

     "RIGHTS AGREEMENT" has the meaning ascribed thereto in Section 4.3;

     "SECURITIES ACT" means the Securities Act (Quebec), as now in effect and as it may be amended from time to time prior to the Effective Time;

     "SEC" means the United States Securities and Exchange Commission;

     "SECURITIES LAWS" means the CBCA, the Securities Act, the Securities Act (Ontario) and the equivalent legislation in the other provinces of Canada, the 1933 Act, the 1934 Act, all as now enacted or as the same may from time to time be amended, re-enacted or replaced, and the applicable rules, regulations, rulings, orders, forms and written policies made or promulgated under such statutes and the published policies of regulatory authorities administering such statutes, as well as the rules, regulations, by-laws and policies of the TSE and the NYSE;

     "SPECIAL VOTING SHARE" means the share of special voting stock of Parent as defined in the Voting and Exchange Trust Agreement;

     "SUBSIDIARY" shall mean, when used with reference to any party, any Person of which such party (either alone or through or together with any other Subsidiary) owns, directly or indirectly, fifty percent (50%) or more of the outstanding capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such Person;

     "TRADE UNION" means an organization of employees formed for the purposes that include the regulation of relations between employees and employers and includes a provincial, national or international trade union, a certified council of trade unions, a designated or certified employee bargaining agency, and any organization which has been declared a trade union pursuant to applicable provincial labor regulations legislation;

                                      A-1-5

     "TRUSTEE" means a Canadian trust company to be chosen by Parent and Company to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement;

     "TSE" means The Toronto Stock Exchange;

     "VOTING AND EXCHANGE TRUST AGREEMENT" means an agreement to be made between Parent, Exchangeco and the Trustee substantially in the form and content of Exhibit E hereto, with such changes thereto as the parties hereto, acting reasonably, may agree.

     1.2 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of such entity and all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity.

                                   ARTICLE II

                                THE ARRANGEMENT

     2.1 Implementation Steps by Company. Company covenants in favor of the Parent Parties that Company shall:

          (a) subject to the terms of this Agreement and the preparation of a substantially complete version of the Company Circular, as soon as reasonably practicable, apply in a manner acceptable to the Parent Parties, acting reasonably, under Section 192 of the CBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

          (b) subject to the terms of this Agreement and in accordance with the Interim Order, convene and hold the Company Meeting for the purpose of considering the Company Resolution;

          (c) except as required for quorum purposes, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Company Meeting without the Parent Parties' prior written consent, except as required by Laws or the Company Shareholders;

          (d) subject to obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

          (e) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

     2.2 Implementation Steps by the Parent Parties. The Parent Parties covenant in favor of Company that:

          (a) subject to the terms of this Agreement, Parent shall convene and hold the Parent Meeting for the purpose of considering the Parent Proposal;

          (b) except as required for quorum purposes or to enable the Parent Meeting to occur on the same day as the Company Meeting, in the event the Company Meeting is adjourned, postponed or cancelled, Parent shall not adjourn (except as required by Laws), postpone or cancel (or propose for

                                      A-1-6
     adjournment, postponement or cancellation) the Parent Meeting without Company's prior written consent;

          (c) Exchangeco shall issue Class A Non-Voting Preference Shares with a redemption amount equal to $100,000 (Cdn.) to an employee or service provider of Parent or an affiliate thereof prior to the Effective Time solely in exchange for services;

          (d) Exchangeco shall cause Amalgamation Subco to issue non-voting preference shares with a redemption amount equal to $100,000 (Cdn.) to an employee or service provider of Parent or an affiliate thereof prior to the Effective Time solely in exchange for services; and

          (e) Parent and Exchangeco shall cause Amalgamation Sub to take all necessary corporate action to approve the Amalgamation.

     2.3 Interim Order.  The notice of motion for the application referred to in
Section 2.1(a) shall request that the Interim Order provide:

          (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

          (b) that the requisite approval for the Company Resolution shall be 66 2/3% of the votes cast on the Company Resolution by holders of Company Common Shares and Company Stock Options, voting together as a class, present in person or by proxy at the Company Meeting (such that each holder of Company Common Shares is entitled to one vote for each Company Common Share held and such that each holder of Company Stock Options is entitled to one vote for each Company Common Share that such holder would have received on a valid exercise of such holder's Company Stock Options);

          (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

          (d) for the grant of the Dissent Rights; and

          (e) for the notice requirements with respect to the presentation of the application to the Court for a Final Order.

     2.4 Articles of Arrangement. The Articles of Arrangement shall implement the Plan of Arrangement.

     2.5 Company Circular. As promptly as reasonably practicable after the execution and delivery of this Agreement, Company shall complete the Company Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Arrangement, and, as promptly as practicable after the execution and delivery of this Agreement, Company shall, unless otherwise agreed by the parties and subject to the contemporaneous mailing of the Parent Circular, cause the Company Circular and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and holder of Company Stock Options and filed as required by the Interim Order and applicable Laws. Subject to the terms of this Agreement and except to the extent that the Board of Directors of Company has changed its recommendation in accordance with the terms of this Agreement, the Company Circular will include the recommendation of the Board of Directors of Company in favor of approval of the Arrangement.

     2.6 Parent Circular. As promptly as reasonably practicable after the execution and delivery of this Agreement, Parent shall complete the Parent Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Parent Meeting, and, as promptly as practicable after the execution and delivery of this Agreement, Parent shall, unless otherwise agreed by the parties and subject to the contemporaneous mailing of the Company Circular, cause the Parent Circular and other documentation required in connection with the Parent Meeting to be sent to each Parent stockholder as required by applicable Laws. The Parent Circular will include the recommendation of the
                                      A-1-7

Board of Directors of Parent in favor of approval of the issuance of Parent Common Shares pursuant to the Arrangement, which recommendation shall not be withdrawn or modified.

     2.7 Securities Compliance.

     (a) Each of the Parent Parties shall use its reasonable best efforts to obtain all orders required from the applicable Canadian Securities Regulatory Authorities to permit (i) the issuance and exchange of the Class B Non-Voting Preference Shares, (ii) the issuance and first resale of the Exchangeable Shares and Parent Common Shares issued pursuant to the Arrangement, and (iii) the issuance and first resale of the Parent Common Shares to be issued from time to time upon exchange of the Exchangeable Shares and upon the exercise of Replacement Options in each case without further qualification with or approval of or the filing of any document including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities laws or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Parent or Exchangeco for purposes of Securities Laws and other customary qualifications for such orders).

     (b) Each of Parent and Exchangeco shall use its reasonable best efforts to obtain the approval of the TSE for the listing of the Class B Non-Voting Preference Shares and the Exchangeable Shares, such listings to be effective prior to or as of the Effective Time.

     (c) Parent shall use its reasonable best efforts to obtain the approval of the NYSE for the listing of the Parent Common Shares to be issued in connection with the transactions contemplated by this Agreement, such listing to be effective prior to or as of the Effective Time.

     (d) Parent shall file a registration statement on Form S-3 (or other applicable form) (the "FORM S-3") in order to register under the 1933 Act, the Parent Common Shares to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares, and shall use its reasonable best efforts to cause the Form S-3 to become effective at or prior to the Effective Time and to maintain the effectiveness of such registration for the period that such Exchangeable Shares remain outstanding.

     (e) Parent shall file a registration statement on Form S-8 (or other applicable forms) (the "FORM S-8") in order to register under the 1933 Act, the Parent Common Shares to be issued from time to time after the Effective Time upon the exercise of the Replacement Options, and shall use reasonable best efforts to cause the Form S-8 to become effective as promptly as practicable, but in any event within 10 days after the Effective Time, assuming that Parent has been provided with copies of all relevant option plans and to maintain the effectiveness of such registration for the period of time that the Replacement Options remain outstanding and may be exercised.

     (f) Parent shall file a registration statement on Form S-4 (or other applicable form) (the "FORM S-4") in order to register under the 1933 Act, the Parent Common Shares and, if necessary and appropriate, other securities to be issued at the Effective Time, and shall use its reasonable best efforts to cause the Form S-4 to become effective prior to the Effective Time.

     2.8 Preparation of Filings, etc.

     (a) Company shall use its reasonable best efforts to have the Company Circular cleared, if applicable, by any applicable Canadian Securities Regulatory Authority (including by way of exemption) and any other applicable Government Entity. Parent shall use its reasonable best efforts to have the Parent Circular cleared, if applicable, by the SEC and any other applicable Government Entity and each of the Form S-3, Form S-4 and the Form S-8 declared effective by the SEC and to keep each of the Form S-3, Form S-4 and the Form S-8 effective as long as is necessary to consummate the transactions contemplated hereby. Each of Parent and Company shall, as promptly as practicable after receipt thereof, provide the other parties copies of any written comments and advise the other party of any oral comments with respect to its Circular or, in the case of Parent, the Form S-3 and the Form S-4 received from the SEC, the

                                      A-1-8

Canadian Securities Regulatory Authorities or any other Governmental Entity. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Parent Circular, Company Circular, the Form S-3 and the Form S-4, prior to filing such with the SEC, the Canadian Securities Regulatory Authorities and/or each other applicable Government Entity, and will provide each other with a copy of all such filings made. Each party will advise the other parties, promptly after it receives notice thereof, of the time when the Form S-3 and the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of any of the Parent Common Shares or the Exchangeable Shares for offering or sale in any jurisdiction, or any request by the SEC, the Canadian Securities Regulatory Authorities or any other Governmental Entity for amendment of the Parent Circular, Company Circular, the Form S-3 or the Form S-4.

     (b) Each of Parent and Company shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in Sections 2.5, 2.6 and 2.7 and the foregoing provisions of this
Section 2.8, and each covenants that no information furnished by it (or, to its knowledge, with respect to information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished. Each of Parent and Company shall cooperate in the preparation of the Parent Circular and the Company Circular and shall cause the same to be distributed to shareholders of Parent or Company, respectively, and/or filed with the relevant securities regulatory authorities and/or stock exchanges, as applicable.

     (c) Parent and Company shall each promptly notify each other if, at any time before the Effective Time, it becomes aware that the Company Circular or the Parent Circular, respectively, an application for an order or any other document described in Section 2.7 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular or the Parent Circular or such application or other document. In any such event, each of Parent and Company shall cooperate in the preparation of a supplement or amendment to the Parent Circular or the Company Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of Parent or Company, respectively, and/or filed with the relevant securities regulatory authorities and/or stock exchanges, as applicable.

     (d) Company shall use its reasonable best efforts to ensure that the Company Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Company Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by a Parent Party or any third party that is not an affiliate of Company) and Parent shall provide all information regarding it and the Parent Common Shares necessary to do so.

     (e) Parent shall use its reasonable best efforts to ensure that the Parent Circular and that the Form S-3, Form S-4 and the Form S-8 comply with all applicable Laws and, without limiting the generality of the foregoing, that the Parent Circular and such documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Company or any third party that is not an affiliate of Parent), and Company shall provide all information regarding it necessary to do so.

                                      A-1-9

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company represents and warrants to the Parent Parties, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by Company to Parent dated as of the date hereof (the "COMPANY SCHEDULE"), as follows:

     3.1 Organization and Qualification; Subsidiaries.

     (a) Each of Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually, or in the aggregate, have a Material Adverse Effect on Company. Each of Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("APPROVALS") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Company.

     (b) Company has no Subsidiaries except as identified in Section 3.1(b) of the Company Schedule. The name and jurisdiction of incorporation or organization for each Subsidiary of Company is set forth on Section 3.1(b) of the Company Schedule.

     (c) Neither Company nor any of its Subsidiaries has agreed nor is obligated to make nor is bound by any written, oral or other agreement, contract, subcontract or other arrangement (a "CONTRACT") as of the date hereof under which it may become obligated to acquire any material equity interest or investment in, or make any material capital contribution to, any Person (other than a wholly-owned Subsidiary of Company or a Subsidiary where solely the Company and nominee equityholders own shares of such Subsidiary as required by applicable Laws). Neither Company nor any of its Subsidiaries directly or indirectly owns any material interest or investment (whether equity of debt) or has any rights to acquire any material interest or investment in any Person (other than a Subsidiary of Company).

     (d) Company and each of its Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of their business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on Company.

     3.2 Articles of Incorporation and Bylaws. Company has previously furnished to Parent a complete and correct copy of its Articles of Incorporation and Bylaws or other organizational documents as amended to date (together, the "COMPANY CHARTER DOCUMENTS"). Such Company Charter Documents and equivalent organizational documents of each of its material Subsidiaries are in full force and effect. Company is not in violation of any of the provisions of Company Charter Documents, and no material Subsidiary of Company is in violation of its equivalent organizational documents.

     3.3 Capitalization.

     (a) The authorized capital stock of Company consists of an unlimited number of Common Shares, an unlimited number of Class "A" Preferred Shares without par value, an unlimited number of Class "B" Preferred Shares without par value and an unlimited number of Class "C" Preferred Shares without par value (the Class "A" Preferred Shares, the Class "B" Preferred Shares and the Class "C" Preferred Shares being collectively referred to as the "Company Preferred Shares"). At the close of business on August 7, 2001, (i) 86,313,076 Company Common Shares were issued and outstanding, all of which are validly issued, fully paid and nonassessable; and (ii) options ("COMPANY STOCK OPTIONS") to purchase 3,234,795 Company Common Shares were issued and outstanding under the 1992 Stock Option Plan of Company, as amended, (the "COMPANY STOCK OPTION PLAN"). As of the date hereof, no Company Preferred Shares were issued or outstanding. Section 3.3(a) of the Company Schedule sets forth the following information with respect to each Company Stock Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the particular plan pursuant to which such Company Stock
                                      A-1-10

Option was granted; (iii) the number of Company Common Shares subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Option expires; and
(viii) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement (assuming the other relevant conditions to such acceleration have been satisfied) and indicates the extent of acceleration. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All Company Common Shares subject to issuance as aforesaid in accordance with the applicable stock option plan, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Stock Option as a result of the Arrangement or the transactions contemplated hereby. All outstanding Company Common Shares, all outstanding Company Stock Options, and all outstanding shares of capital stock of each Subsidiary of Company have been issued and granted in compliance, in all material respects, with all applicable Securities Laws and other applicable Laws.

     (b) All of the outstanding shares of capital stock or other ownership interests of Company's Subsidiaries which are held directly or indirectly by Company are validly issued, fully paid and non-assessable. Except for securities that Company owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security or interest, any restriction on the transfer of any security or interest, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any security or interest) directly or indirectly through one or more Subsidiaries, and except for shares of capital stock or other similar ownership interests of Subsidiaries of Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such Subsidiaries (which shares or other interests do not affect Company's control of such Subsidiaries), as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any Subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.3(a) hereof, there are no subscriptions, options, warrants, equity securities, partnership interests, conversion privileges or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its Subsidiaries is a party or by which it is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. There are no outstanding bonds, debentures, or other evidences of indebtedness of Company or any Subsidiary thereof having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of Company Common Shares on any matter. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which Company or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries.

     3.4 Authority Relative to this Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of
                                      A-1-11

Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, or to consummate the transactions so contemplated; other than (i) with respect to the completion of the Arrangement, the approval of the holders of Company Common Shares and Company Stock Options as described in Article II and (ii) with respect to the Company Circular and other matters relating solely thereto, the approval of the Board of Directors of Company. This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Exchangeco, constitutes legal and binding obligations of Company, enforceable against Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the Currency Act (Canada) precludes a court in Canada from rendering judgment in any currency other than Canadian currency.

     3.5 No Conflict; Required Filings and Consents.

     (a) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company shall not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of Company's material Subsidiaries, (ii) subject to obtaining the approval of holders of Company Common Shares and Company Stock Options as described in Article II and compliance with the requirements set forth in
Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Company's or any of its Subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) or (iii), to the extent such conflict, violation, breach, default, impairment or other effect would not have, individually or in the aggregate, a Material Adverse Effect on Company, (iv) result in any payment becoming due to any director or officer of Company or any Subsidiary or increase in any benefits otherwise payable under any Plan or (v) result in any material payment becoming due to any other employee of Company or any Subsidiary or increase in any material benefits otherwise payable under any Plan.

     (b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule- or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange, including without limitation, the NYSE or the TSE (any of which, a "GOVERNMENTAL ENTITY") to be made or obtained by Company, except (A) for the Competition Act Approval and pursuant to applicable requirements, if any, of the Securities Laws, U.S. state securities laws, the pre-merger notification requirements (the "HSR APPROVAL") of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT") and of foreign Governmental Entities, the rules and regulations of the NYSE or the TSE, any approvals required by the Interim Order, the Final Order, filings with the Director under the CBCA, and the Regulatory Approvals relating to Company and (B) any consents, approvals, authorizations or permits, filings or notifications, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to prevent Company from consummating the Arrangement or otherwise prevent Company from performing its obligations under this Agreement.

                                      A-1-12

     3.6 Compliance; Permits. Neither Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law, order, judgment or decree applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties is bound or affected; except in each case, for any conflicts, defaults or violations that (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect on Company. No investigation or review by any Governmental Entity is pending or, to the knowledge of Company, threatened against Company or its Subsidiaries, other than, in each such case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

     3.7 Reports; Financial Statements.

     (a) Company has furnished or made available to Parent true and complete copies of all forms, reports, schedules, prospectuses, circulars, statements and other documents filed by it with any of the Canadian Securities Regulatory Authorities and the TSE since December 31, 1997 and, prior to the Effective Time, Company will have furnished or made available to Parent true and complete copies of any additional documents filed with any of the Canadian Securities Regulatory Authorities and the TSE by Company prior to the Effective Time (such forms, reports, schedules, prospectuses, circulars, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "COMPANY DOCUMENTS"). Company Documents, at the time filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing), (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)), did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the requirements of applicable Securities Laws. Company has not filed any confidential material change report with the Canadian Securities Regulatory Authorities or any other securities authority or regulator or any stock exchange or other self-regulatory authority which as of the date hereof remains confidential. None of Company's Subsidiaries is required to file any reports or other documents with any of the Canadian Securities Regulatory Authorities or the TSE.

     (b) The annual audited consolidated financial statements and the quarterly unaudited consolidated financial statements of Company, including the notes thereto, included in Company Documents (the "COMPANY FINANCIAL STATEMENTS") complied as to form in all material respects with applicable accounting requirements in Canada and with the published rules and regulations of applicable Governmental Entities, the Canadian Securities Regulatory Authorities and the TSE with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto) ("CANADIAN GAAP"). Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Company and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments and the absence of notes thereto) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Company and its Subsidiaries) on a consolidated basis. There has been no change in Company's accounting policies, except as described in the notes to Company Financial Statements, since December 31, 2000.

     (c) The books and records of Company and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) state in reasonable detail the material transactions and dispositions of the assets of Company and its Subsidiaries and (iii) accurately and fairly reflect the basis for Company Financial Statements. Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of consolidated financial statements
                                      A-1-13
in conformity with Canadian GAAP and (B) to maintain accountability of the assets of Company and its Subsidiaries.

     3.8 No Undisclosed Liabilities. Neither Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of Company and its Subsidiaries taken as a whole, except (i) liabilities set forth in Company's balance sheet as of June 30, 2001, (or the notes thereto), (ii) liabilities disclosed in any Company Document filed after June 30, 2001, and prior to the date of this Agreement, or (iii) liabilities incurred since June 30, 2001, in the ordinary course of business that would not have, individually or in the aggregate, a Material Adverse Effect on Company.

     3.9 Absence of Certain Changes or Events. Since June 30, 2001, there has not been (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of any material Subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or any material Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any material Subsidiaries' capital stock, (iv) any granting by Company or any of its Subsidiaries of any increase in compensation or fringe benefits, except for normal increases in the ordinary course of business consistent with past practice, or any payment by Company or any of its Subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its Subsidiaries of any increase in severance or termination pay, except for non-material increases made in the ordinary course of business consistent with past practice with respect to non-management employees, or any entry by Company or any of its Subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in Canadian GAAP or applicable Law, or
(vi) any material revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any material sale of assets of Company other than in the ordinary course of business.

     3.10 Absence of Litigation. (a) There is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Company, threatened against Company or any Subsidiary before any Governmental Entity which, if determined adversely to Company, would, individually or in the aggregate, reasonably be expected to have either a Material Adverse Effect on Company or to prevent or materially delay consummation of the Arrangement; (b) neither Company nor any Subsidiary, nor any of their respective assets and properties, is subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve, or restricts or may restrict or requires or may require, an expenditure of a material amount of money as a condition to or a necessity for the right or ability of Company or a Subsidiary, as the case may be, to conduct its business in a manner in which it currently carries on such business that would reasonably be expected to (i) have, individually or in the aggregate, a Material Adverse Effect on Company or (ii) prevent or materially delay consummation of the Arrangement; and (c) neither Company and nor any Subsidiary is subject to any material warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

     3.11 Employee Benefit Plans.

     (a) Schedule 3.11/3.12 to this Agreement, a schedule which is separate from and not part of the Company Schedule (the "BENEFITS SCHEDULE") identifies each material Employee Plan (exclusive of all Employee Plans required by statute).

                                      A-1-14

     (b) Except as set specifically forth in Section 3.11 of the Company
Schedule,

          (i) Company has made available to Parent copies of the material Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof together with the annual reports for the past year (Form 5500 including, if applicable, Schedule B thereto) and, if applicable, the most recent actuarial valuation report prepared in connection with any such Employee Plan. The Company has also made available to Parent copies of all material financial statements and accounting statements and reports, and investment reports for the past year, all material communications to Employees (taken as a group) relating to any Employee Plan and any proposed Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company, and for the most recent plan years, if applicable, discrimination tests for each material Employee Plan.

          (ii) Neither Company, its Subsidiaries nor any ERISA Affiliate of Company or its Subsidiaries has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in
     Section 4069 or 4212(c) of ERISA. Neither the Company or any ERISA Affiliate of Company currently maintains, sponsors, participates in or contributes to, or has in the past 6 years, maintained, sponsored, participated in or contributed to, a Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code. There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any of the Employee Plans.

          (iii) Each Employee Plan that is intended to be qualified under
     Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and Company or its Subsidiaries is not aware of any reason why such determination letter should be revoked or not be issued. Each Employee Plan has been maintained in material compliance with its terms and in material compliance with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan, except that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All material employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Employee Plan have been paid or remitted in accordance with its terms and all Laws, and no material taxes, penalties or fees are owing under any Employee Plan. Except as disclosed in the Company Schedule, each material Employee Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, and such actions will not, either alone or in the aggregate, have a Material Adverse Effect on Parent, Company or any Subsidiary.

          (iv) Since March 31, 2001, there have been no material increases or changes to, the benefits provided under any Employee Plan. Company does not have any plan or commitment to establish any new Employee Plan, to modify any Employee Plan (except to the extent required by the terms of any existing Employee Plan or by Law or to conform any such Employee Plan to the requirements of any Laws, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any new Employee Plan.

          (v) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Company or any Subsidiary under any Employee Plan or otherwise,
     (ii) materially increase any benefits or material obligation pursuant to any Employee Plan, (iii) trigger funding obligations under any Employee Plan, or (iv) result in the acceleration of the time of payment or vesting of any benefits for any employee, independent contractor or director of the Company or any Subsidiary. There is no agreement, plan, arrangement or other contract covering any current or former employee, independent contractor or director of the Company or any of its

                                      A-1-15

     Subsidiaries that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterised as an "excess parachute payment" within the meaning of Sections 280G(b)(1), 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. The Company Schedule attached hereto sets forth all Employment Contracts, severance agreements, gross-ups and option agreements, if any, for the 10 most highly compensated officers of Company (in terms of base compensation), true and correct copies of which have been provided to Parent.

          (vi) There is no material action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of Company, threatened against or involving any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official (other than routine claims or benefits).

          (vii) Neither Company nor any of its Subsidiaries has any material current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of Company or its Subsidiaries, except as required to avoid excise tax under Section 4980B of the Code.

          (viii) At no time has during the past 6 years Company or its Subsidiaries or any ERISA Affiliate of Company or its Subsidiaries contributed to or been requested to contribute to any multiemployer plan, as defined in Section 3(37) of ERISA or any plan described in Section 413(c) of the Code.

          (ix) Each International Plan of Company or its Subsidiaries has been maintained in material compliance with its terms and conditions and in material compliance with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Plan, except that would not, individually or in the aggregate, be expected to have a Material Adverse Effect on the Company. There has been no amendment to, written interpretation of or announcement (whether or not written) by Company or any of its Subsidiaries relating to, or change in employee participation or coverage under any International Plan that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the end of the prior fiscal year.

     3.12 Labor Matters.

     (a) There are no actions, suits, Claims, proceedings, labor disputes or grievances pending, or, to the knowledge of Company, threatened relating to any labor, health and safety, workers' compensation or discrimination matters involving any Employee, including without limitation, charges of unfair labor practices or discrimination complaints, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or any foreign equivalent which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

     (b) In North America, no Trade Union, association of employees, certified association, council of trade unions, employee bargaining agency or affiliated bargaining agent, holds bargaining rights with respect to any employees of Company or its Subsidiaries by way of certification, interim certification, voluntary recognition, designation or successor rights.

     (c) Each of Company and its Subsidiaries is in compliance in all material respects with all applicable foreign, federal, state and local Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees, and has, in all material respects, withheld, reported and remitted all amounts required by law or by agreement to be withheld, reported and remitted with respect to wages, salaries and other payments to Employees,
                                      A-1-16
except that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

     (d) The Benefits Schedule sets forth a complete list of the Collective Agreements and listed certifications or pending certifications with respect to Collective Agreements either directly or by operation of Law, with any Trade Union or association which may qualify as a Trade Union. Current and complete copies of all Collective Agreements have been made available to the Parent. There are no outstanding or, to the knowledge of the Company, threatened proceedings which could result in certification of a Trade Union as bargaining agent for any Employees of the Company or any of the Subsidiaries, not already covered by the Collective Agreements. To the knowledge of Company, there are no threatened or apparent union organizing activities involving Employees of the Company or any of the Subsidiaries not already covered by the Collective Agreements. Neither the Company nor any of the Subsidiaries is in material violation of any provision under any Collective Agreement. There is no strike or lock out occurring or, to the knowledge of the Company, threatened strike, lockout, or other work stoppage or slowdown, or other labor dispute affecting the Company or any of the Subsidiaries.

     3.13 Restrictions on Business Activities. There is no agreement, commitment, judgment, injunction, order or decree binding upon Company or its Subsidiaries or to which Company or any of its Subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of Company or any of its Subsidiaries, any acquisition of property by Company or any of its Subsidiaries or the conduct of business by Company or any of its Subsidiaries as currently conducted, in each case, which could be reasonably expected to cause, individually or in the aggregate, a Material Adverse Effect on Company.

     3.14 Title to Property. Company and each of its Subsidiaries have good and marketable title to all real property owned by the Company and/or its Subsidiaries, as the case may be ("OWNED REAL PROPERTY"). All leases or other occupancy agreements for the real property leased or otherwise occupied by the Company and its Subsidiaries ("LEASED REAL PROPERTY") afford Company and/or its Subsidiaries, as the case may be, peaceful and undisturbed possession of the Leased Real Property, except as would not have a Material Adverse Effect on Company. All leases for the Leased Real Property are, to the knowledge of Company, in good standing, valid and effective in accordance with their respective terms. Except for breaches, violations or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries, nor to Company's knowledge any other party to any such lease or other occupancy agreement, is in breach, violation or default under, and neither Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any such lease or other occupancy agreement to which Company or any of its Subsidiaries is a party or by which it is bound in such a manner as would permit any other party to cancel or terminate any such lease or other occupancy agreement, or would permit any other party to seek damages or other remedies.

     3.15 Taxes.

     (a) Definition of Taxes. For the purposes of this Agreement, "TAX" and "TAXES" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise taxes, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services taxes, customs duties or other governmental charges, duties or imposts of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing and any liability for any such amounts imposed with

                                      A-1-17
respect to any other person, including under any agreements or arrangements or any liability for taxes of a predecessor or transferor entity.

     (b) Tax Returns and Audits.

          (i) All material Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any taxing authority by or on behalf of Company or any of its Subsidiaries (collectively, the "RETURNS"), were filed when due (including any applicable extension periods) in accordance with all applicable Laws and were correct and complete in all material respects.

          (ii) Company and each of its Subsidiaries have timely paid, or withheld and remitted to the appropriate taxing authority, all material Taxes due and payable by any of them under any applicable Law.

          (iii) The charges, accruals and reserves for Taxes with respect to Company and its Subsidiaries reflected on the Company Financial Statements of Company and its Subsidiaries (whether or not due and whether or not shown on any Return but excluding any provision for deferred income Taxes) are adequate to cover such Taxes, other than any liability for unpaid Taxes that may have accrued since the date of such Company Financial Statements in connection with the operation of the business.

          (iv) There is no material claim (including under any indemnification or Tax-sharing agreement), audit, action, suit, proceeding, or investigation, to the knowledge of Company, now pending or threatened in writing against or in respect of any Tax or "TAX ASSET" of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has executed any unexpired waiver of any statute of limitations on or extension of any period for the assessment of collection of any Tax. For purposes of this Section 3.15 and Section 4.12 below, the term "TAX ASSET" shall include any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes.

          (v) There are no material liens for Taxes upon the assets of Company or its Subsidiaries except for liens for current Taxes not yet due.

          (vi) To the knowledge of Company, neither Company nor any of its Subsidiaries is party to or has any obligation under any tax sharing, tax indemnity or tax allocation agreement or arrangement that could result in any material Tax liability for Company or any of its Subsidiaries.

          (vii) To the knowledge of Company, and assuming that the Amalgamation is subject to subsection 87(9) of the ITA and corresponding provisions of provincial legislation, the consummation of the transactions contemplated hereby will not in and of themselves (i) cause any material Tax to become payable by the Company or any of its Subsidiaries or (ii) have any adverse effect on the continued validity and effectiveness of any material Tax exemption, Tax holiday or other Tax reduction agreement or order applying to the Company or any of its Subsidiaries.

     3.16 Environmental Matters.

     (a) Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect on Company:

          (i) No Hazardous Substance has been discharged, disposed of, dumped, pumped, deposited, spilled, leaked, emitted or released (or otherwise exists in the soil or groundwater) at, on, under or from any property now or previously owned, leased or operated by Company or any of its Subsidiaries ("COMPANY PROPERTY") in such manner or quantity that exceeds remediation criteria or standards under Environmental Law or otherwise as would require remediation (either by the Company or its Subsidiaries, or for which the Company or Subsidiaries would otherwise be liable) under Environmental Laws. With respect to Company Properties located in Canada, there are no liabilities for Claims or for clean-up or related control obligations of the Company or any of its Subsidiaries arising out of the presence of any Hazardous Substance in excess of the criteria specified in the

                                      A-1-18
     following: for Company Property in Quebec, the Politique de protection des sols et de rehabilitation des terrains contamines (MENV 1999) (the "Soil Protection and Contaminated Sites Rehabilitation Policy") and Lignes directrices d'intervention lors de l'enlevement de resrvoirs souterrains ayant contenu des produits petroliers ("Guidelines Respecting the Removal of Underground Storage Tanks having Contained Petroleum Products"); for Company Property in Ontario, the Guideline for Use at Contaminated Sites in Ontario; for Company Property in Manitoba, the Guideline for the Treatment and Disposal of Contaminated Soil and the Canadian Council of Ministers of the Environment Canadian Environmental Quality Guidelines and the Canada Wide Standards for Petroleum Hydrocarbons (PHC) in Soil). There are no liabilities of the Company or any of its Subsidiaries (A) arising out of any Environmental Law or any agreement with a third party and (B) relating to the presence of Hazardous Substances at, on, under or about any property other than a Company Property. For the purposes of this Agreement, "ENVIRONMENTAL LAWS" shall mean all applicable and enforceable international, provincial, federal, state and local laws, legislation, statutes, regulations, orders, directives, treaties, codes, rules, guidelines and ordinances binding on the Company or any of its Subsidiaries and relating to the environment or exposure to Hazardous Substances, including the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the U.S. Resource Conservation and Recovery Act of 1976, the U.S. Federal Water Pollution Control Act, the U.S. Clean Air Act, the U.S. Hazardous Materials Transportation Act, the Occupational Safety and Health Act (to the extent relating to exposure to Hazardous Substances), and similar applicable foreign environmental laws.

          (ii) The operations of Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

          (iii) Company and its Subsidiaries currently hold all environmental approvals, certificates, authorizations, agreements, permits, licenses, certificates, clearances and consents (the "COMPANY ENVIRONMENTAL PERMITS") necessary for the conduct of Company's and its Subsidiaries' business and all such Company Environmental Permits are valid and in full force and effect and Company and its Subsidiaries have complied, in all material respects, with all terms and conditions of such Company Environmental Permits.

          (iv) No order, investigation, evaluation, Claim, notice of violation, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity or third party against Company or any of its Subsidiaries in a writing delivered to Company or any of its Subsidiaries concerning any Company Environmental Permit or alleged violation by Company or any of its Subsidiaries of any Environmental Law.

          (v) No individual has been exposed to any Hazardous Substance existing at or originating from any Company Property in a manner that would be reasonably likely to result in liability to the Company or any of its Subsidiaries.

     (b) All material environmental studies, internal reports created for senior management or Company's board of directors or any committee thereof, assessments, audits and other environmental analyses that relate to the current or prior business of Company or any of its Subsidiaries (in each case in the possession or control of the Company or any of its Subsidiaries) have been delivered or made available to the Parent or its authorized representatives.

     3.17 Brokers. Except pursuant to engagement letters with Banc of America Securities and RBC Dominion Securities Inc., copies of which have been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

                                      A-1-19

     3.18 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

          "INTELLECTUAL PROPERTY" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, re-extensions, continuations and continuations-in-part thereof ("PATENTS"); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, processes, procedures, technical data, manuals, records and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) domain names, uniform resource locators ("URLS") and other names and locators associated with the Internet ("DOMAIN NAMES"); (v) industrial designs or similar rights and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (vii) all databases and data collections and all rights therein;
     (viii) all moral and economic rights of authors and inventors, however denominated, and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

          "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company or any of its Subsidiaries.

          "REGISTERED INTELLECTUAL PROPERTY" means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any private, state, government or other legal authority.

          "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Company or any of its Subsidiaries.

          (a) The operation of the business of Company as currently conducted does not infringe or conflict with any rights of others with respect to any Intellectual Property, except for those infringements or conflicts that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

          (b) There are no facts or circumstances which would render any Company Intellectual Property invalid or inadequate to protect the interest of Company or any of its Subsidiaries therein that, singly or in the aggregate, would be reasonably believed to have a Material Adverse Effect on Company.

          (c) All material contracts, licenses and agreements relating to either
     (i) Company Intellectual Property or (ii) Intellectual Property of a third party licensed to Company or any of its Subsidiaries, are in full force and effect.

          (d) To the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property in a manner that could reasonably be expected to have a Material Adverse Effect on Company. Company has not commenced legal proceedings relating to an infringement by any Person of Company Intellectual Property.

          (e) Each of Company and its Subsidiaries has a policy requiring each employee and independent contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, except where, in the case of independent contractors, it is customary in the industry to forego the execution of such an agreement.

     3.19 Agreements, Contracts and Commitments.  Except as set forth in Section
3.19 of the Company Schedule, neither Company nor any of its Subsidiaries is a party to or is bound by:

          (a) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions

                                      A-1-20
     contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (b) any material agreement, contract or commitment (i) containing any covenant limiting in any material respect the right of Company or any of its Subsidiaries or, upon consummation of the Arrangement, Parent and its Subsidiaries, to engage in any line of business or to compete with any Person or (ii) granting any exclusive distribution rights;

          (c) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets (other than the sale or purchase of goods or services in the ordinary course of business) or pursuant to which Company or any of its Subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's Subsidiaries, in each case, with a value exceeding $10,000,000;

          (d) any dealer, distributor, joint marketing or development agreement currently in force under which Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Company or any of its Subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its Subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

          (e) any material mortgages, indentures, guarantees, loans or credit agreements, security agreements or other material agreements or instruments relating to the borrowing of money or extension of credit;

          (f) any other agreement, contract or commitment that has an annual commitment of $10,000,000 or more individually by Company or its Subsidiaries (other than with respect to the sale or purchase of goods or services in the ordinary course of business).

     Except for breaches, violations or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedule (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate). Company has made available to Parent true and correct copies of any Company Contracts (or detailed summaries of all material terms of such Company Contracts) to which Company or any of its Subsidiaries is a party with its top ten customers.

     3.20 Insurance. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its Subsidiaries (collectively, the "INSURANCE POLICIES") which are of the type and in amounts which it believes are reasonably appropriate to conduct its business. To Company's knowledge, there is no material claim by Company or any of its Subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

     3.21 Opinion of Financial Advisor. The board of directors of Company has been advised in writing by Company's financial advisor, Banc of America Securities LLC, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the shareholders of Company, and Company has delivered to Parent a copy of such opinion.

                                      A-1-21

     3.22 Board Approval. The board of directors of Company has, as of the date of this Agreement unanimously (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the transactions contemplated by this Agreement are in the best interests of Company and its shareholders and are on terms that are fair to such shareholders and (iii) determined to recommend that the shareholders of Company vote in favor of the Arrangement. Each member of the board of directors of Company has advised Company that such individual intends to vote Company Common Shares held by such individual in favor of the Arrangement and will so represent in the Company Circular.

     3.23 Vote Required. Subject to any requirement of the Interim Order, the affirmative vote of holders of the outstanding Company Common Shares and holders of Company Stock Options, voting together as a class, as described in Section 2.3(b) is the only vote of the holders of any class or series of Company's capital stock or other securities necessary to approve this Agreement and the transactions contemplated hereby.

                                   ARTICLE IV

              REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

     The Parent Parties jointly and severally represent and warrant to Company as follows:

     4.1 Organization and Qualification; Subsidiaries. Each of Parent and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

     4.2 Certificate of Incorporation and Bylaws. Parent has previously furnished to Company complete and correct copies of its Certificate of Incorporation and Bylaws as amended to date (together the "PARENT CHARTER DOCUMENTS"). Such Parent Charter Documents and equivalent organizational documents of each of its Subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no Subsidiary of Parent is in violation of any of its equivalent organizational documents.

     4.3 Capitalization. As of August 2, 2001, the authorized capital stock of Parent consists of (i) 1,600,000,000 Parent Common Shares, par value $0.001 per share, and (ii) 1,200,000 shares of Preferred Stock, par value $0.001 per share ("PARENT PREFERRED STOCK"), of which 200,000 shares of Parent Preferred Stock have been designated Series A Participating Preferred Stock ("PARENT SERIES A PREFERRED STOCK"). At the close of business on August 2, 2001, (i) 656,934,306 Parent Common Shares were issued and outstanding, and (ii) outstanding options ("PARENT OPTIONS") to purchase 47,492,450 Parent Common Shares were issued and outstanding. As of the date hereof, (i) no shares of Parent Preferred Stock were issued or outstanding and (ii) 200,000 shares of Parent Series A Preferred Stock were reserved for issuance upon the exercise of the rights distributed on July 30, 2001 to the holders of Parent Common Shares ("PARENT RIGHTS") pursuant to the Preferred Stock Rights Agreement, dated as of June 29, 2001, between Parent and Fleet National Bank (the "RIGHTS AGREEMENT"). The authorized capital stock of Exchangeco consists of an unlimited number of common shares, one of which, as of the date hereof, is issued and outstanding. All of the outstanding shares of Parent's and Exchangeco's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable

                                      A-1-22
and not subject to preemptive rights created by any Parent Charter Document. All Parent Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the Parent Common Shares to be issued pursuant to the Arrangement will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

     4.4 Authority Relative to this Agreement.

     (a) Each of Parent and Exchangeco has all necessary corporate power and authority to execute and deliver this Agreement, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement and to perform its obligations hereunder and thereunder and, subject to the approval of the stockholders of Parent with respect to the issuance by Parent of the Parent Common Shares issuable pursuant to the Arrangement, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Parent and Exchangeco and the consummation by Parent and Exchangeco of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Exchangeco, and no other corporate proceedings on the part of Parent or Exchangeco are necessary to authorize this Agreement or to consummate the transactions so contemplated, other than the approval of the stockholders of Parent with respect to the issuance by Parent of the Parent Common Shares issuable pursuant to the Arrangement. This Agreement has been duly and validly executed and delivered by Parent and Exchangeco and, assuming the due authorization, execution and delivery by Company, constitute legal and binding obligations of Parent and Exchangeco, enforceable against Parent and Exchangeco in accordance with its respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the Currency Act (Canada) precludes a court in Canada from rendering judgment in any currency other than Canadian currency.

     (b) The execution and delivery of the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent and Exchangeco, when executed, and the consummation by Parent and Exchangeco of the transactions contemplated thereby will have been duly and validly authorized by all necessary corporate action on the part of Parent and Exchangeco, and no other corporate proceedings on the part of Parent or Exchangeco will be necessary to authorize the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement or to consummate the transactions contemplated thereby. The Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement, when executed and delivered, shall have been duly and validly executed and delivered by Parent and Exchangeco and, assuming the due authorization, execution and delivery of the counterparties thereto, constitute legal and binding obligations of Parent and Exchangeco, enforceable against Parent and Exchangeco in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the Currency Act (Canada) precludes a court in Canada from rendering judgment in any currency other than Canadian currency.

     4.5 No Conflict; Required Filings and Consents.

     (a) The execution and delivery of this Agreement, and when executed and delivered, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent and Exchangeco do not, and the performance of this Agreement, the Exchangeable Share Support Agreement

                                      A-1-23
and the Voting and Exchange Trust Agreement by Parent and Exchangeco shall not,
(i) conflict with or violate the Parent Charter Documents or equivalent organizational documents of Parent or any of Parent's Subsidiaries, (ii) subject to compliance with the requirements set forth in Section 4.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such Subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) or (iii), to the extent such conflict, violation, breach, default, impairment or other effect would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

     (b) The execution and delivery of this Agreement, and when executed and delivered, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent and Exchangeco do not, and the performance of this Agreement, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent and Exchangeco shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity to be made or obtained by Parent or Exchangeco, except (A) for the Competition Act Approval, the ICA Approval, and pursuant to applicable requirements, if any, of the Securities Laws, including without limitation, exemption orders from the Canadian Securities Regulatory Authorities from the registration and prospectus requirements with respect to the Arrangement and the Exchangeable Share structure, and the requirements of the U.S. state securities laws, the HSR Approval and the pre-merger notification requirements of foreign Governmental Entities, the rules and regulations of the NYSE, any approvals required by the Interim Order, the Final Order, filings with the Director under the CBCA, and the Regulatory Approvals relating to Parent, (B) any approvals or filings required in connection with the creation and issuance of the Special Voting Share or the Parent Common Shares issued upon exchange of the Exchangeable Shares or upon exercise of the Replacement Options, and (C) any consents, approvals, authorizations or permits, filings or notifications, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to prevent Parent from consummating the transactions contemplated hereby or otherwise prevent Parent or Exchangeco from performing their respective obligations under this Agreement.

     4.6 Compliance; Permits. Neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law (including, without limitation, Environmental Laws), order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected; except, in each case, for any conflicts, defaults or violations that individually or in the aggregate, would not, reasonably be expected to have a Material Adverse Effect on Parent.

     4.7 SEC Filings; Financial Statements.

     (a) Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC after August 31, 1997 (the "PARENT SEC REPORTS"), which are all the forms, reports and documents required to be filed by Parent with the SEC since such date. The Parent SEC Reports (i) complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be, and (ii) at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under

                                      A-1-24
which they were made, not misleading. None of Parent's Subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with United States generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q under the 1934 Act) ("US GAAP") and each fairly presents in all material respects the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated and reflects appropriate and adequate reserves in respect of contingent liabilities, if any, of Parent and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

     4.8 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of Parent and its Subsidiaries taken as a whole, except (i) liabilities set forth in Parent's balance sheet as of May 31, 2001 (or the notes thereto), (ii) liabilities disclosed in any Parent SEC Report filed prior to the date of this Agreement, or (iii) liabilities incurred since May 31, 2001, in the ordinary course of business that would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

     4.9 Absence of Certain Changes or Events. Since May 31, 2001, there has not been (i) any Material Adverse Effect on Parent, (ii) any split, combination or reclassification of any of Parent's or any material Subsidiaries' capital stock, or (iii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or applicable Law.

     4.10 Absence of Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened (or, to the knowledge of Parent, any governmental or regulatory investigation pending or threatened) against Parent or any of its Subsidiaries or any properties or rights of Parent or any of its Subsidiaries, before any court, arbitrator or administrative, Governmental Entity, domestic or foreign, except for claims, actions, suits or proceedings could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or that would prevent or materially delay the consummation of the Arrangement.

     4.11 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries own or possess adequate licenses or other valid rights to use all Intellectual Property used or held for use in connection with the business of Parent and its Subsidiaries as currently conducted. To the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries as currently conducted does not and will not conflict with any Intellectual Property of any third party, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     4.12 Taxes. Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have (i) timely filed all material Returns relating to Taxes required to be filed by Parent, and (ii) paid all Taxes shown to be due on such Returns. Except to the extent that an accrual or reserve for Taxes has been established on the consolidated financial statements included in Parent SEC Reports or the balance sheet of Parent included in the most recently filed Parent SEC Report or to the extent that would not reasonably be expected to have a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has paid all Taxes payable as of the date of such consolidated financial statements or balance sheet.

     4.13 Brokers. Except pursuant to an engagement letter with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

                                      A-1-25

     4.14 Opinion of Financial Advisor. Parent has been advised in writing by its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to Parent from a financial point of view.

     4.15 Board Approval. The Board of Directors of Parent has, as of the date of this Agreement (i) approved this Agreement and the transactions contemplated hereby and (ii) recommended that the stockholders of Parent approve the issuance of Parent Common Shares pursuant to this Agreement and the transactions contemplated hereby.

     4.16 Vote Required. The affirmative vote of a majority of the votes cast at a meeting of the stockholders of Parent (at which a quorum is present) for the issuance of Parent Common Shares pursuant to this Agreement is the only vote of the holders of any class or series of Parent's capital stock or other securities necessary to approve this Agreement and the transactions contemplated hereby.

     4.17 Class B Non-Voting Preference Shares. The Class B Non-Voting Preference Shares to be issued at the Effective Time in connection with the Arrangement will be duly and validly issued by Exchangeco and fully paid and non-assessable.

     4.18 Exchangeable Shares. The Exchangeable Shares to be issued at the Effective Time in connection with the Arrangement will be duly and validly issued by Exchangeco and fully paid and non-assessable.

     4.19 Parent Common Shares. The Parent Common Shares to be issued pursuant to the Arrangement or upon the exchange from time to time of the Exchangeable Shares or upon the exercise from time to time of the Replacement Options will, in all cases, be duly and validly issued by Parent, fully paid and non-assessable and free of preemptive rights, encumbrances, charges and liens on their respective dates of issue.

                                   ARTICLE V

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     5.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its Subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in the ordinary course, consistent with past practice and in compliance in all material respects with applicable Laws, pay or perform its material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings.

     In addition, except as provided in Section 5.1 of the Company Schedule, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) (i) Grant any severance or termination pay to any officer or employee except (A) as required by applicable Law, (B) non-material payments, both individually and in the aggregate, to non-management employees (consistent with past-practice), or (C) pursuant to written agreements outstanding, or policies existing, on the date hereof and set forth on the Company Schedule, or

                                      A-1-26

     (ii) adopt any new severance plan, or (iii) amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

          (c) Other than in the ordinary course of business, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (e) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance, delivery and/or sale of Company Common Shares pursuant to the exercise of stock options outstanding as of the date of this Agreement, and
     (y) the granting of stock options (and the issuance of Company Common Shares upon exercise thereof), in the ordinary course of business and consistent with past practices, provided that no such grants shall be made to officers or directors of the Company;

          (f) Cause, permit or propose any amendments to Company Charter Documents (or similar governing instruments of any of its Subsidiaries);

          (g) Reorganize, amalgamate or merge Company or any Subsidiary with any other Person (other than pursuant to this Agreement);

          (h) Acquire or agree to acquire by merging, amalgamating, reorganizing or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, other than acquisitions in respect of which the consideration payable by Company is less than $10,000,000, or agree to enter into any joint ventures, strategic partnerships or alliances;

          (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets (other than the sale or purchase of goods or services in the ordinary course of business), except for the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company and its Subsidiaries;

          (j) Make any material loan, advance or capital contribution to, or investment in, any other Person, or purchase any equity interest in, or any securities of, any Person, other than (i) by Company or any of its Subsidiaries to or in Company or any of its Subsidiaries or (ii) in the ordinary course of business consistent with past practice;

          (k) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in ordinary course of business, consistent with past practice;

          (l) Except (i) as set forth in Section 5.1(e) of the Company Schedule, or (ii) as required by Law or the terms of any existing Employee Plan or other agreement, adopt, amend or enter into any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any material Employment Contract or Collective Agreement, pay any special bonus or special remuneration to any director, officer, employee or consultant, or materially increase the salaries or compensation wage rates or fringe benefits (including rights to severance, termination pay
                                      A-1-27
     or indemnification) of its directors, officers, employees or consultants or make any loan or provide any other financial assistance to such persons;

          (m) Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, or liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Company included in Company Documents or incurred since the date of such financial statements, or (ii) knowingly waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any material confidentiality or similar agreement to which Company or any of its Subsidiaries is a party or of which Company or any of its Subsidiaries is a beneficiary;

          (n) Except in the ordinary course of business, consistent with past practices, modify, amend or terminate any material contract or agreement to which Company or any Subsidiary thereof is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

          (o) Except as required by Canadian GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

          (p) Settle any material litigation, or any litigation related to the transactions contemplated hereby;

          (q) Make any tax election or any tax accounting method change that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of Company or any of its Subsidiaries, settle or compromise any material Tax liability, or consent to any extension or waiver of any limitation period with respect to Taxes;

          (r) Agree in writing or otherwise to take any of the actions described in Section 5.1(a) through (q) above.

     5.2 Conduct of Business by Parent. Without the prior written consent of Company, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

          (a) Declare, set aside or pay any extraordinary dividends or other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of Parent;

          (b) Purchase, redeem or otherwise acquire, directly or indirectly, in any individual transaction, a material number of shares of capital stock of Parent or its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (c) Acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, or dispose of any assets, which, in any case, would reasonably be expected to prevent or delay beyond the Termination Date the consummation of the transactions contemplated by this Agreement; or

          (d) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents in a manner that would materially and detrimentally affect the holders of Parent Common Shares;

          (e) Except as required by US GAAP, make any change in accounting methods, principles or practices; or

                                      A-1-28

          (f) Agree in writing or otherwise to take any of the actions described in Section 5.2(a) through (e) above.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1 Confidentiality; Access to Information.

     (a) Confidentiality. The parties acknowledge that Company and Parent have previously executed a Mutual Non-Disclosure Agreement, dated as of June 19, 2001, as amended (the "CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

     (b) Access to Information. Each of Parent and Company will (and will cause each of its Subsidiaries to) afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records, contracts and personnel during the period prior to the Effective Time to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as may be reasonably requested, including, with respect to Company, access to the properties and personnel for the purpose of conducting an environmental audit or assessment that may include the need to obtain samples or conduct intrusive testing in instances where Parent reasonably believes such work is necessary to identify the presence or absence of Hazardous Material; provided, however, that such instrusive testing shall be subject to the consent of the Company (which consent shall not be unreasonably withheld) and shall be subject to such conditions as the Company shall reasonably impose (such as requiring the presence of a Company representative for all such activities, the provision of split samples to the Company and the minimization of interference with any ongoing operations at a Company Property). Further, Parent will have the authority, cooperation and consent of Company and its Subsidiaries to contact, on a no-names basis, Governmental Entities having jurisdiction over environmental matters in order to discuss issues known to such regulators that relate to the properties. No information or knowledge obtained by any party in any investigation pursuant to this Section 6.1 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Arrangement. Notwithstanding the foregoing, either party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties. The parties will hold any information obtained pursuant to this Section 6.1(b) in confidence in accordance with, and otherwise subject to, the provisions of the Confidentiality Agreement.

     (c) Restructuring. Company agrees to give due consideration to such restructuring steps, including changes to the transaction structure, as may be reasonably requested by Parent for implementation prior to or as part of the Plan of Arrangement; provided however that Parent shall have agreed with Company upon the terms of an indemnity agreement in favor of Company and its Subsidiaries in the event that the Arrangement is not consummated and any transactions effected by such restructuring shall not be covered by Company's representations and warranties or other covenants or otherwise expand Company's liability under this Agreement. Parent agrees to give due consideration to such restructuring steps, including changes to the transaction structure, as may be reasonably requested by Company for implementation prior to or as part of the Plan of Arrangement; provided however that Company shall have agreed with Parent upon the terms of an indemnity agreement in favor of Parent and its Subsidiaries in the event that the Arrangement is not consummated and any transactions effected by such restructuring shall not be covered by Parent's representations and warranties or other covenants or otherwise expand Parent's liability under this Agreement.

     (d) Change in Tax Law. If, in the opinion of counsel to Company, a change in tax law is enacted and becomes effective on a date which is on or prior to the Effective Time pursuant to which beneficial owners of Company Common Shares who are Canadian residents and who hold their shares as capital

                                      A-1-29
property for purposes of the ITA (and any applicable equivalent Quebec provincial legislation) may exchange their Company Common Shares for Parent Common Shares on a tax-deferred basis for purposes of the ITA and any applicable equivalent Quebec provincial legislation, then, at the option of Parent, no Exchangeable Shares will be issued and the Plan of Arrangement will be amended accordingly.

     (e) Tax-Deferred Transaction. None of Parent, Callco nor Exchangeco shall take any action which could reasonably be expected to prevent the exchange of Company Common Shares for Exchangeable Shares under the Arrangement by the validly-electing Canadian resident holders of Company Common Shares from being treated as a tax deferred transaction for purposes of the ITA if such holders are otherwise eligible for such treatment.

     (f) Foreign Investment Entity. Each of Parent and Company shall cooperate and use its reasonable best efforts to jointly determine, prior to the printing of the Company Circular, whether Parent, immediately after the Effective Time, is or is not a "foreign investment entity" and whether an Exchangeable Share is an "exempt interest" as those terms are defined in the August 2, 2001 proposed amendments to the ITA and any draft legislation that is publicly released by the Minister of Finance (Canada) before the publishing of the Company Circular.

     (g) Specified Financial Institution. Each of Parent and Company shall cooperate and use their reasonable best efforts to jointly determine prior to the printing of the Company Circular whether Parent will, immediately after the Effective Date, be a "specified financial institution" for the purposes of the ITA.

     (h) Substantial Presence. As long as there are any Exchangeable Shares outstanding (other than Exchangeable Shares held by Parent or any of its affiliates), Parent shall use its reasonable best efforts to cause Exchangeco to maintain a substantial presence in Canada for purposes of subsection 206(1.1) of the ITA.

     6.2 No Solicitation.

     (a) From the date hereof until the Effective Time or, if earlier, the termination of this Agreement, Company shall not, nor shall it permit or authorize its Subsidiaries, or any of their respective officers, directors or employees, or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly: (i) solicit, initiate, encourage or otherwise knowingly facilitate any Acquisition Proposal (as defined hereinafter) or any inquiries or proposals relating thereto; (ii) engage in discussions or negotiations with, or disclose any non-public information relating to Company or its Subsidiaries or afford access to the properties, books or records of Company or its Subsidiaries to, any Person (other than Parent or any designees of Parent) concerning or in connection with an Acquisition Proposal, (iii) withhold, withdraw, modify or change, or publicly propose to do so, in a manner adverse to Parent, or fail to make its recommendation to vote in favor of the Arrangement or approve, endorse or recommend an Acquisition Proposal or (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal; provided, however, that in each case, if (A) after the date of this Agreement and prior to the date of any securityholder approval of the Arrangement, an unsolicited, bona fide written Acquisition Proposal is made to Company and is not withdrawn; (B) Company's Board of Directors reasonably believes in good faith, after consultation with Company's financial advisor, that such Acquisition Proposal constitutes (if consummated as proposed) a Superior Proposal; (C) Company's Board of Directors reasonably believes in good faith, after consultation with Company's outside legal counsel, that the failure to engage in such negotiations or discussions, to provide such information, to withhold, withdraw, amend, modify, or change its recommendation to vote in favor of the Arrangement would be inconsistent with the fiduciary duties of the Board of Directors of Company to its stockholders;
(D) prior to furnishing any such nonpublic information to, entering into discussions or negotiations with, any Person, Company receives from such Person an executed confidentiality agreement (including "standstill" provisions) no less favorable to Company than the Confidentiality Agreement; and (E) at the time of or prior to furnishing any such nonpublic information to such Person, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent), then
                                      A-1-30

Company may furnish information with respect to Company and its Subsidiaries to such Person, participate with such Person in negotiations regarding such Acquisition Proposal, enter into discussions or negotiations with, such Person, withhold, withdraw, modify or change in a manner adverse to Parent, or fail to make, its recommendation to vote in favor of the Arrangement, or approve, endorse or recommend such Acquisition Proposal, or, concurrently with the termination of this Agreement pursuant to Section 8.1(h) and the payment of the Termination Fee by Company to Parent pursuant to Section 8.3(b)(ii), enter into a definitive agreement with respect to such Acquisition Proposal, as the case may be. Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

     (b) Company shall promptly after receipt of any Acquisition Proposal provide Parent with a copy of any written Acquisition Proposal and the identity of the Person making such Acquisition Proposal and a written statement with respect to any non-written Acquisition Proposal received, which statement shall include the identity of the Person making the Acquisition Proposal and a reasonably detailed description of all the material terms thereof. Company shall promptly advise Parent of any material modification or proposed modification thereto. Company shall not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement (other than as required pursuant to the terms thereof as in effect on the date hereof) under which Company or any of its Subsidiaries has any rights, or fail to use reasonable best efforts to enforce or cause to be enforced each such agreement at the request of Parent. Company shall use its reasonable best efforts to ensure that its Subsidiaries and any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them are aware of the provisions of this Section 6.2, and shall be responsible for any breach of this Section 6.2 by its and its Subsidiaries and any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them.

     (c) Nothing contained in this Agreement shall prohibit Company or Company's Board of Directors from taking and disclosing to Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the 1934 Act or Section 99 under the Securities Act (Ontario).

     (d) In connection with any termination of this Agreement pursuant to
Section 8.1, Parent shall, without further act on the part of any party hereto, be automatically released from any standstill obligation under the Confidentiality Agreement.

          For purposes of this Agreement, "ACQUISITION PROPOSAL" means any offer or proposal for a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving Company or the acquisition or purchase of 20% or more of any class of equity securities of Company, or any take-over bid or tender offer (including issuer bids and self-tenders) or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of any equity securities of Company, or any transaction involving the sale, lease, license or other disposition (by sale, merger or otherwise) of 20% or more of the book or market value of assets (including, without limitation, securities of any Subsidiary of Company) of Company and its Subsidiaries, taken as a whole:

          As used herein, a "SUPERIOR PROPOSAL" shall mean any offer or proposal for a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving Company or the acquisition or purchase of 50% or more of any class of equity securities of Company, or any take-over bid or tender offer (including issuer bids and self-tenders) or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of any equity securities of Company, or any transaction involving the sale, lease, license or other disposition (by sale, merger or otherwise) of 50% or more of the book or market value of assets (including, without limitation, securities of any Subsidiary of Company) of Company and its Subsidiaries, taken as a whole, which Company's Board of Directors reasonably believes in good faith, after consultation with the Company's financial advisor, (i) is

                                      A-1-31
     superior from a financial point of view to Company's shareholders to the transactions contemplated by this Agreement and (ii) is reasonably capable of being consummated by the Person making such Acquisition Proposal (including, if applicable, obtaining any necessary financing), taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

     6.3 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Arrangement or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     6.4 Reasonable Best Efforts; Notification.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Arrangement and the other transactions contemplated by this Agreement.

     (b) Company shall and shall cause its Subsidiaries to perform all obligations required or desirable to be performed by Company or any of its Subsidiaries under this Agreement, cooperate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Company shall and where appropriate shall cause its Subsidiaries to:

          (i) use its reasonable best efforts to obtain the requisite approvals of Company Shareholders and the holders of Company Stock Options with respect to the Arrangement except to the extent that the Board of Directors of Company has withdrawn, modified or qualified its recommendation to shareholders in accordance with the terms of this Agreement;

          (ii) advise Parent as reasonably requested, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at such meeting;

          (iii) apply for and use its reasonable best efforts to obtain all Regulatory Approvals relating to Company or any of its Subsidiaries and, in doing so, to keep Parent informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing Parent with copies of all related applications and notifications, in draft form, in order for Parent to provide its reasonable comments and providing Parent with copies of all material correspondence;

          (iv) use its reasonable best efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Company or any of its Subsidiaries relating to the Arrangement;

          (v) use its reasonable best efforts to obtain all necessary waivers, consents and approvals required to be obtained by Company or a Subsidiary in connection with the Arrangement from other parties to any material loan agreements, leases or other material contracts;

          (vi) carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on Company or its Subsidiaries with respect to the transactions contemplated by this Agreement;

          (vii) provide Parent with a copy of any purported exercise of the Dissent Rights and written communications with such Company Shareholder purportedly exercising the Dissent Rights; and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Arrangement; and

                                      A-1-32

          (viii) promptly advise Parent orally and, if then requested, in writing:

             (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Company contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

             (B) of any Material Adverse Effect on Company; and

             (C) of any material breach by Company of any covenant or agreement contained in this Agreement;

     (c) Parent shall perform all obligations required or desirable to be performed by it under this Agreement, to cooperate with Company in connection therewith, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

          (i) use its reasonable best efforts to obtain the requisite approvals of Parent stockholders in favor of the issuance of Parent Common Shares pursuant to the Arrangement;

          (ii) to apply for and use its reasonable best efforts to obtain all Regulatory Approvals relating to Parent and, in doing so, to keep Company informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing Company with copies of all related applications and notifications, in draft form, in order for Company to provide its reasonable comments and providing Company with copies of all material correspondence;

          (iii) use its reasonable best efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Parent or its Subsidiaries relating to the Arrangement;

          (iv) to carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on Parent or its Subsidiaries with respect to the transactions contemplated by this Agreement; and

          (v) to promptly advise Company orally and, if then requested, in writing:

             (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Parent contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

             (B) of any Material Adverse Effect on Parent; and

             (C) of any material breach by Parent of any covenant or agreement contained in this Agreement.

     (d) Parent shall use its reasonable best efforts to (i) cause the Class B Non-Voting Preference Shares to be listed on the TSE and the Exchangeable Shares to be listed on the TSE, such listings to be effective prior to or at the Effective Time, and to maintain the listing of the Exchangeable Shares if permitted under the rules of the TSE for so long as there are Exchangeable Shares outstanding (other than those Exchangeable Shares held by Parent or any of its affiliates), (ii) to ensure that Exchangeco remains a "public corporation" within the meaning of the ITA for so long as there are Exchangeable Shares outstanding (other than those Exchangeable Shares held by Parent or any of its affiliates), (iii) to cause the listing on the NYSE of the Parent Common Shares to be issued at the Effective Time and from time to time upon exchange of the Exchangeable Shares and upon exercise of the Replacement Options.

                                      A-1-33

     6.5 Indemnification. From and after the Effective Time, Parent will cause Amalco to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers in effect immediately prior to the Effective Time (the "INDEMNIFIED PARTIES") and any indemnification provisions under Company Charter Documents as in effect on the date hereof. The Articles of Incorporation and Bylaws of Amalco will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of Company, unless such modification is required by law. For a period of six years after the Effective Time, Parent will cause Amalco to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy with respect to claims arising from facts or events that occurred on or before the Effective Time on terms comparable to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Amalco be required to expend in excess of 200% of the annual premium currently paid by Company for such coverage (or such coverage as is available for such 200% of such annual premium).

     6.6 Company Affiliate Agreement.  Set forth in Section 6.6 of the Company
Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the 1933 Act (each, a "COMPANY AFFILIATE"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company shall use its reasonable best efforts to cause each Company Affiliate to enter into an Affiliate Agreement in substantially the form attached hereto as Exhibit F.

     6.7 Regulatory Filings; Reasonable Best Efforts. As soon as may be reasonably practicable, Company and Parent each shall (i) file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act,
(ii) file with the Commissioner a pre-merger notification as required by Part IX of the Competition Act, and (iii) file comparable merger notification forms required by the merger notification or control laws and regulations of any other applicable jurisdiction, which Parent reasonably determines to be necessary. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction. As soon as reasonably practicable, Parent shall file with the Investment Review Division of Industry Canada ("IRD"), an application for review and any supplemental information (other than privileged information) which may be required in connection therewith pursuant to the ICA, which filings will comply in all material respects with the requirements of the ICA. Company shall cooperate fully with Parent in connection with the preparation of such filing and obtaining the ICA Approval and Parent shall respond promptly to any requests for supplemental information from IRD. Each of Parent and Company shall promptly inform the other party of any material communication received by such party from the FTC, the DOJ, the Commissioner, the IRD or other Person in connection with such filings, and shall use its reasonable best efforts to give the other party the opportunity to participate in any meetings or conferences with such Governmental Entity, except that with respect to meetings between Parent and the IRD, Company may not participate, but its outside counsel may participate, subject to an agreement between counsel, in which among other things, counsel to the Company would agree not to disclose certain information obtained by it at said meeting(s) to Company or any third party without Parent's prior written consent.

     6.8 Employee Plans. For a period of one year from the Effective Time, the Parent, in its sole discretion, shall either: (a) continue (or cause the Company and its Subsidiaries to continue) to maintain the Employee Plans for the benefit of Employees who continue employment with the Parent or one of its Subsidiaries ("Continuing Employees") on substantially the same terms in the aggregate as in effect

                                      A-1-34
immediately prior to the Effective Time, or (b) arrange for the Continuing Employees to participate in any similar plans of the Parent ("Parent Plans") on terms no less favorable than those offered to similarly situated employees of Parent or its Subsidiaries, or (c) a combination of clauses (a) and (b). Each Continuing Employee shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, receive full credit for purposes of eligibility to participate, vesting, severance and vacation under the Parent Plans for years of service with the Company or its Subsidiaries prior to the Effective Time.

     6.9 Termination of Company 401(k) Plans.

     (a) Company agrees to cause, upon Parent's written notice (no later than 10 business days prior to the Closing Date), the appropriate board of directors to pass resolutions terminating any and all of the 401(k) plans of the Company and its ERISA Affiliates, effective as of the day immediately preceding the Closing Date, if, in Parent's reasonable judgment, it deems it to be necessary and appropriate to terminate such 401(k) plans. Upon Parent providing such written notice to Company, the Company shall provide Parent with evidence that such 401(k) plans have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the applicable board of directors. The form and substance of such resolutions shall be subject to review and approval of Parent. Company and its ERISA Affiliates, as applicable, also shall take such other actions in furtherance of terminating such 401(k) plans as Parent may reasonably require.

     (b) In the event that any 401(k) plan of the Company or its ERISA Affiliates is terminated, the account balances for all participants shall be fully and immediately vested and nonforfeitable, and Company or its ERISA Affiliates, as the case may be, shall allocate matching contributions to the accounts of participants in the ordinary course of business in accordance with the terms of the applicable 401(k) plan. Parent will make reasonable best efforts to cause one or more 401(k) plans established or maintained by Parent to accept rollover contributions by participants of any account balances that have been distributed to them. Parent shall, to the extent permitted by Law and the applicable 401(k) plan service provider, allow any such participant's outstanding loan under the Company or its Subsidiaries 401(k) plans to be rolled over into Parent's 401(k) plans. The distribution and rollover described herein shall comply with applicable Law, and each party shall make all filings and take any actions required of such party by applicable Law in connection therewith. To the extent permitted by Law, participants in Company or its ERISA Affiliates 401(k) plans shall be given full service credit for all service with Company or its ERISA Affiliates for purposes of eligibility and vesting under Parent's 401(k) plans. In the event that the distribution or rollover of assets from the trust of a Company 401(k) Plan that is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then Company shall make reasonable best efforts to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent prior to the Closing Date, to the extent such service was credited under the Company or its ERISA Affiliates' 401(k) plans.

     6.10 Revised Benefits Schedule. Company may supplement the Benefits Schedule by delivering a supplemental benefits schedule (the "SUPPLEMENTAL BENEFITS SCHEDULE") to Parent not more than 30 days after the date hereof; provided, however, that such Supplemental Benefits Schedule shall be limited to the addition of Employee Plans, Collective Agreements (except for Collective Agreements covering employees in the United States) and pending certifications with respect to Collective Agreements (except for Collective Agreements meant to cover employees in the United States) not previously identified in the original Benefits Schedule and such Supplemental Benefits Schedule shall have no effect on any representations and warranties in this Agreement with respect to any Employee Plans, Collective Agreements (except for Collective Agreements covering employees in the United States) and pending certifications with respect to Collective Agreements (except for Collective Agreements meant to cover employees in the United States), other than the representations and warranties found in
Section 3.11(a) and the first sentence of Section 3.12(d).

                                      A-1-35

     6.11 Parent Board Designees. At the Effective Time, Parent shall cause two mutually agreed upon individuals to be elected to the board of directors of Parent (the "Parent Board") and shall cause such individuals to be nominated for election to the Parent Board at the next annual meeting of stockholders of Parent; provided, however, Parent's obligations under this Section 6.11 shall cease in the event that the nomination of such individual or individuals would be a breach of the fiduciary duties of Parent Board.

     6.12 Change of Control. Parent acknowledges and agrees that the consummation of the Arrangement will constitute a "change of control" of the Company for the purposes of the April 30, 2001 letter agreements set forth on
Section 3.5(a)(iv) of the Company Schedule, but does not automatically trigger benefits except as provided in the applicable letter agreements.

     6.13 Quebec Employees. Company shall make commercially reasonable efforts to provide Parent prior to the Effective Time, a list of all Employees in Quebec and their years of service with the Company and/or any of its Subsidiaries.

     6.14 Rights Plan. Prior to the Effective Time, Parent shall (a) adopt an amendment to the Rights Agreement, pursuant to which holders of Exchangeable Shares will receive Parent Rights on substantially identical terms as holders of Parent Common Shares or (b) cause Exchangeco to adopt a rights agreement, pursuant to which holders of Exchangeable Shares will receive rights having the substantially identical effect as Parent Rights.

                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

     7.1 Conditions to Obligations of Each Party to Effect the Arrangement. The respective obligations of each party to this Agreement to effect the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Parent Stockholder Approval. The issuance of Parent Common Shares pursuant to this Agreement and the Arrangement shall have been approved at the Parent Meeting by at least a majority of the votes cast by the holders of Parent Common Shares who are represented at the Parent Meeting;

          (b) Company Stockholder Approval. The Arrangement shall have been approved at the Company Meeting by at least 66 2/3% of the votes cast by the holders of Company Common Shares who are represented at the Company Meeting and the holders of options to purchase Company Common Shares, voting together as a class, and in accordance with any other conditions which may be imposed by the Interim Order;

     (c) Interim Order; Final Order. The Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of Parent and Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

     (d) Orders of Canadian Securities Regulatory Authorities. The orders referenced in Section 2.7(a) shall have been obtained;

     (e) Form S-4 Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the 1933 Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and shall remain in effect;

     (f) No Orders. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction preventing the consummation of the Arrangement or making the Arrangement illegal shall be in effect;

                                      A-1-36

     (g) Regulatory Approvals.

          (i) Parent and Company and their respective Subsidiaries shall have obtained from each Governmental Entity all approvals, waivers and consents, if any, the failure of which to be obtained would cause the consummation of the Arrangement and the several transactions contemplated hereby to be prohibited;

          (ii) Parent and Company and their respective Subsidiaries shall have obtained the Competition Act Approval and the ICA Approval; and

          (iii) All applicable waiting periods under the HSR Act and foreign merger Laws shall have expired or been terminated.

     (h) Listing of Shares. The Class B Non-Voting Preference Shares and the Exchangeable Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSE, subject to the filing of required documentation, and the Parent Common Shares issuable pursuant to the Arrangement, upon exchange of the Exchangeable Shares from time to time and upon exercise of the Replacement Options from time to time shall have been approved for listing on the NYSE, subject to notice of issuance.

     7.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

          (a) Representations and Warranties. The representations and warranties of the Parent Parties contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date), other than (A) with respect to clause (ii), such failures to be true and correct which would not, in the aggregate, be reasonably expected to have a Material Adverse Effect on Parent and (B) the representation and warranty of the Parent Parties contained in clause (i) of Section 4.9 of this Agreement, which shall be true and correct as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

          (b) Agreements and Covenants. Parent and Exchangeco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

          (c) Arrangement. The Boards of Directors of the Parent and Exchangeco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Parent and Exchangeco to permit the consummation of the Arrangement and the issue of the Class B Non-Voting Preference Shares and the Exchangeable Shares contemplated thereby and the issue of Parent Common Shares pursuant to the Arrangement and upon the exchange from time to time of the Exchangeable Shares and the exercise from time to time of the Replacement Options.

     7.3 Additional Conditions to the Obligations of Parent Parties. The obligations of the Parent Parties to complete the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

          (a) Representations and Warranties. The representations and warranties of Company contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and
     (ii) shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) at and as of the Effective Time with the
                                      A-1-37
     same force and effect as if made at and as of the Effective Time except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date), other than (A) with respect to clause (ii), such failures to be true and correct which would not, in the aggregate be reasonably expected to have a Material Adverse Effect on Company (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Schedule made or purported to have been made after the date of this Agreement shall be disregarded) and (B) the representation and warranty of Company contained in clause (i) of Section 3.9 of this Agreement, which shall be true and correct as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time. Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by the chief executive officer and the chief financial officer of Company.

          (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

          (c) Arrangement. The Board of Directors of Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Company and its Subsidiaries, to permit the consummation of the Arrangement; the Board of Directors of Company shall have made and shall not have modified or amended, in any material respect, prior to the Company Meeting, an affirmative recommendation that the holders of Company Common Shares approve the Arrangement;

          (d) Dissent Rights. The holders of no more than 10% of the issued and outstanding Company Common Shares shall have exercised their Dissent Rights (and shall not have lost or withdrawn such rights) in respect of the Arrangement.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of Company or Parent:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

          (b) by either Company or Parent, if the Arrangement shall not have been consummated by February 8, 2002 for any reason (the "Termination Date"); provided, however, that (A) if the failure to obtain any approval, waiver or consent from any Governmental Entity necessary for the consummation of, or in connection with, the Arrangement or the transactions contemplated hereby has been the cause of, or resulted in the failure of the Effective Time to occur on or before such date, then the Termination Date shall be automatically extended to April 8, 2002, and (B) the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either Company or Parent, if there shall be passed any Law that makes the consummation of the Arrangement illegal or otherwise prohibited, or if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Arrangement, which order, decree, ruling or other action is final and nonappealable;

                                      A-1-38

          (d) by either Company or Parent, if the required approval of the stockholders and optionholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company securityholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Company where the failure to obtain the approval of the securityholders of Company shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement;

          (e) by either Company or Parent, if the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Parent stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Parent where the failure to obtain Parent stockholder approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a breach by Parent of this Agreement;

          (f) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 8.1(f) for thirty (30) days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (f) if such breach by Parent is cured during such thirty
     (30)-day period);

          (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(g) for thirty (30) days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if such breach by Company is cured during such thirty (30)-day period);

          (h) by Company, prior to or concurrently with the execution by Company of a definitive agreement with respect to a Superior Proposal, provided that (A) the Company has not breached the terms of Section 6.2 hereof, (B) subject to the terms of this Agreement, the Company Board has authorized the Company to enter into a definitive agreement for a transaction that constitutes a Superior Proposal, (C) Company has provided Parent with five
     (5) business days prior written notice that Company intends to terminate this Agreement pursuant to this Section 8.1(h) in order to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include the most current version of such definitive agreement and the identity of the person making such Superior Proposal, and (E) upon the termination of this Agreement, the Company pays to Parent the Termination Fee set forth in Section 8.3(b)(ii) hereof.

          (i) by Parent, if a Triggering Event (as defined below) shall have occurred.

          For the purposes of this Agreement, a "TRIGGERING EVENT" shall be deemed to have occurred if any of the following events shall have occurred (whether or not permitted by this Agreement): (i) the Board of Directors of Company or any committee thereof shall for any reason have withheld,
                                      A-1-39
     withdrawn or shall have amended, modified or changed (including by way of disclosure or the taking of a position specified in Section 6.2(c)) in a manner adverse to Parent its recommendation in favor of, the adoption and approval of the Agreement or the approval of the transactions contemplated by this Agreement; (ii) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal; (iii) Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal;
     (iv) Company shall have intentionally breached Section 6.2 of this Agreement; or (v) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the 1933 Act and section 99 of the Securities Act (and the equivalent provisions in other Canadian provincial securities acts), within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

     8.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto (except with respect to a termination pursuant to Section 8.1(h), which shall be effective upon satisfaction of the terms contained therein). In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 6.2(d),
Section 8.2, Section 8.3 and Article IX (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, other than as set forth in
Section 6.2(d), all of which obligations shall survive termination of this Agreement in accordance with their terms.

     8.3 Fees and Expenses.

     (a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Arrangement is consummated; provided, however, that Parent and Company shall share equally all out-of-pocket expenses (other than the fees and expenses of attorneys, accountants, investment bankers and other advisors) incurred in respect of the printing and filing of the Company Circular, the Parent Circular and the filing or registration with any Governmental Entity of any documents in connection with the Arrangement or the transactions contemplated hereby and any amendments or supplements thereto, including registration and filing fees.

     (b) Company Payments.

     (i) Company shall pay to Parent in immediately available funds, within one
(1) business day after demand by Parent, an amount equal to $75,000,000 (the "TERMINATION FEE") if this Agreement is terminated by Parent pursuant to Section 8.1(i).

     (ii) Company shall pay to Parent in immediately available funds, the Termination Fee upon the termination of this Agreement, if this Agreement is terminated by Company pursuant to Section 8.1(h).

     (iii) Company shall pay Parent in immediately available funds, within one
(1) business day after demand by Parent, an amount equal to the Termination Fee, if:

          (A) this Agreement is terminated by Parent or Company, as applicable, pursuant to Sections 8.1(d)

          (B) following the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or generally disclosed by Company or the party making such Acquisition Proposal to the shareholders of Company, and

          (C) within (x) nine (9) months following the termination of this Agreement, a Company Acquisition (as defined below) is consummated or Company enters into an agreement or letter of
                                      A-1-40
     intent providing for a Company Acquisition, in either case, with any party, or (y) twelve (12) months following the termination of this Agreement, a Company Acquisition is consummated or Company enters into an agreement or letter of intent providing for a Company Acquisition, in either case, with the party that made the Acquisition Proposal referred to in clause (B) above.

     (iv) Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company for the amounts set forth in this Section 8.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Bank of America in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of intentional or willful breach of this Agreement.

     (v) For purposes of this Agreement, "COMPANY ACQUISITION" means any of the following transactions (other than the transactions contemplated by this Agreement), either as a single transaction or series of transactions: (i) a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving Company, pursuant to which the stockholders of Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) the acquisition or purchase of 50% or more of equity securities of Company (including by way of tender offer or an exchange offer or issuance by Company) or the right to acquire such equity securities, or (iii) the sale, lease, license or other disposition (by sale, merger or otherwise) of 50% or more of the book or market value of assets (including, without limitation, securities of any Subsidiary of Company) of Company and its Subsidiaries, taken as a whole.

     8.4 Amendment. Subject to applicable law and the Interim Order, this Agreement may be amended, not later than the Effective Time, by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company. Company agrees to make such amendments to this Agreement, the Plan of Arrangement and the other agreements referred to herein as may be reasonably required to ensure that the proposed effect of such agreements are maintained following any assignment of the rights, interests and obligations of Exchangeco in accordance Section 9.10.

     8.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Exchangeco contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt

                                      A-1-41
confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Parent or Exchangeco, to:

           Solectron Corporation
           777 Gilbraltar Drive
           Milpitas, California 95035
           Attention: Chairman, President and Chief Executive Officer Telecopy No.: 408-956-6063

           with copies to:

           Wilson Sonsini Goodrich & Rosati
           Professional Corporation
           One Market, Spear Tower, Suite 3300
           San Francisco, California 94105
           Attention: Michael J. Kennedy, Esq.
                      Steve L. Camahort, Esq.
           Telecopy No.: (415) 947-2099

                      and

           Wilson Sonsini Goodrich & Rosati
           Professional Corporation
           650 Page Mill Road
           Palo Alto, California 95050
           Attention: Steven E. Bochner, Esq.
           Telecopy No.: (650) 493-6811

                      and

           Osler, Hoskin & Harcourt LLP
           800 Rene-Levesque Boulevard West, Suite 800
           Montreal, Quebec H3B 1X9
           Attention: H. B. Clay Horner, Esq.
                      E.A. (Ward) Sellers, Esq.
           Telecopy No.: 514-904-8101 and
                         416-862-6666

        (b) if to Company, to:

           C-MAC Industries Inc.
           1010 Sherbrooke Street West
           Montreal, Quebec H3A 2R7
           Attention: Chairman, President and Chief Executive Officer Telecopy No.: 514-282-9068

                                      A-1-42
           with copies to:

           Stikeman Elliott
           1155 Rene Levesque Blvd. West
           40th Floor
           Montreal, Quebec H3B 3V2
           Attention: Christine Desaulniers, Esq.
           Telecopy No.: (514) 397-3222

           and

           Davis Polk & Wardwell
           450 Lexington Avenue
           New York, New York 10017
           Attention: Winthrop B. Conrad, Jr., Esq.
           Telecopy No.: (212) 450-3800

     9.3 Counterparts. This Agreement may be executed in one or more counterparts, which may be delivered by facsimile transmission, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     9.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including Company Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 6.5.

     9.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.6 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent mandatorily governed by the law of another jurisdiction. Each of the parties hereto (i) irrevocably consents to the exclusive jurisdiction and venue of the Ontario Superior Court of Justice (Commercial
List), in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, except as has otherwise been agreed to with respect to the consideration and approval of the Arrangement by the Court pursuant to Article II

                                      A-1-43
hereof, (ii) agrees that process may be served upon them in any manner authorized by the laws of the Province of Ontario for such persons and (iii) waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process..

     9.8 English/French Language. The parties confirm that it is their wish that this Agreement as well as any other documents relating hereto, including notices, have been and shall be drawn up in English only. Les parties aux presents confirment leur volonte que cette convention de meme tous les documents, y compris tous avis s'y rattachant soient rediges en anglais seulement.

     9.9 No Personal Liability.

     (a) No director or officer of any Parent Party shall have any personal liability whatsoever to Company under this Agreement, or any other document delivered in connection with the Arrangement on behalf of a Parent Party.

     (b) No director or officer of Company shall have any personal liability whatsoever to any Parent Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Company.

     9.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that either Parent or Exchangeco may assign this Agreement and any of its rights, interests and obligations hereunder to any Subsidiary of Parent without the approval of any other party, provided that (a) the tax treatment of the Company Shareholders is not detrimentally affected and
(b) no assignment shall relieve a party of any liability hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. For the avoidance of doubt, if Exchangeco were to assign this Agreement and all of its rights, interests and obligations hereunder to a pre-existing Canadian limited liability corporation that is solvent and a wholly-owned Subsidiary of Parent, the assignee would become the new Exchangeco ("NEW EXCHANGECO") under this Agreement. The ownership of New Exchangeco may be split among Parent and/or one or more corporations directly or indirectly wholly-owned by Parent, so long as the use of such company as Exchangeco does not adversely affect Company Shareholders by preventing the exchange of Company Common Shares for Exchangeable Shares under the Arrangement by the validly-electing Canadian resident holders from being treated as a tax deferred transaction for purposes of the ITA if such holders are otherwise eligible for such treatment or by imposing any additional liabilities to holders of Exchangeable Shares in their capacity as shareholders of Exchangeco. Parent shall indemnify and hold holders of Exchangeable Shares harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including without limitation, interest, penalties and reasonable attorneys' and experts' fees and disbursements) which are made against or incurred by such holders of Exchangeable Shares in their capacity as shareholders primarily as a result of, arising out of or relating to the fact that New Exchangeco has been or is an operating subsidiary of Parent rather than a special purpose vehicle.

     9.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND EXCHANGECO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR EXCHANGECO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                      A-1-44

     9.12 Currency. Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in U.S. Dollars.

                                     *****

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          SOLECTRON CORPORATION

                                          By:     /s/ Susan Wang
                                          Name: Susan S. Wang
                                          Title:   Senior Vice President and
                                                   Chief Financial Officer

                                          3924548 CANADA INC.

                                          By:     /s/ Susan Wang
                                          Name: Susan S. Wang
                                          Title:   Vice President and Secretary

                                          C-MAC INDUSTRIES INC.

                                          By:     /s/ Dennis Wood
                                          Name: Dennis Wood
                                          Title:   Chairman, President and Chief
                                                   Executive Officer

                                      A-1-45

                                   ANNEX A-2

                            AMENDMENT TO COMBINATION
                                   AGREEMENT

                                AMENDMENT NO. 1
                                       TO
                             COMBINATION AGREEMENT

     THIS AMENDMENT NO. 1 TO COMBINATION AGREEMENT (the "Amendment") is made as of September 7, 2001, by and among Solectron Corporation, a Delaware corporation ("PARENT"), 3924548 Canada Inc., a corporation organized and existing under the laws of Canada ("OLD EXCHANGECO"), Solectron Global Services Canada Inc., a corporation organized and existing under the laws of the Province of New Brunswick ("NEW EXCHANGECO"), and C-MAC Industries Inc., a corporation organized and existing under the laws of Canada ("COMPANY").

     WHEREAS, Parent, Old Exchangeco and Company entered into a Combination Agreement dated as of August 8, 2001 (the "COMBINATION AGREEMENT"); and

     WHEREAS, Parent, Old Exchangeco and Company wish to amend the Combination Agreement as provided herein.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Recital C of the Combination Agreement is deleted in its entirety and replaced with the following:

        The parties hereto intend that (i) the Arrangement will provide Company Shareholders (as defined in Section 1.1) who are residents of Canada for purposes of the ITA (as defined in Section 1.1) with the opportunity to dispose of their Company Common Shares and receive Exchangeable Shares (as defined in Section 1.1) on a tax-deferred or "rollover" basis for Canadian income tax purposes and who have filed a valid tax election and
        (ii) the transactions contemplated by this Agreement will constitute a taxable acquisition of the Company Common Shares for U.S. federal income tax purposes, as to which Parent intends to make an election under
        Section 338 of the Code.

     2. The following amendments are hereby made to Section 1.1 of the Combination Agreement:

          (a) The definition of the term "AMALCO" is deleted in its entirety.

          (b) The definition of the term "AMALCO PREFERENCE SHARES" is deleted in its entirety.

          (c) The definition of the term "AMALGAMATION" is deleted in its entirety.

          (d) The definition of the term "AMALGAMATION SUBCO" is deleted in its entirety.

          (e) The definition of the term "CALLCO" is deleted in its entirety and replaced with the following:

        "CALLCO" means 3942163 Canada Inc., a corporation incorporated under the CBCA and an indirect wholly-owned Subsidiary of Parent;

          (f) The definition of the term "CLASS A NON-VOTING PREFERENCE SHARES" is deleted in its entirety and replaced with the following:

        "CLASS A NON-VOTING COMMON SHARES" means Class A non-voting common shares of Exchangeco having identical rights, privileges, restrictions and conditions to the common shares of Exchangeco, other than voting rights;

          (g) The definition of the term "CLASS B NON-VOTING PREFERENCE SHARES" is deleted in its entirety.

                                      A-2-1

          (h) The definition of the term "COMPANY CIRCULAR" is deleted in its entirety and replaced with the following:

        "COMPANY CIRCULAR" means the notice of the Company Meeting to be sent to holders of Company Common Shares and Company Stock Options and the accompanying management information circular in connection with the Company Meeting, as amended;

          (i) The definition of the term "COMPANY MEETING" is deleted in its entirety and replaced with the following:

        "COMPANY MEETING" means the special meeting of Company Shareholders and holders of Company Stock Options, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

          (j) The definition of the term "COMPANY RESOLUTION" is deleted in its entirety and replaced with the following:

        "COMPANY RESOLUTION" means the special resolution of the Company Shareholders and holders of Company Stock Options, to be substantially in the form and content of Exhibit B hereto;

          (k) The definition of the term "EXCHANGEABLE SHARE SUPPORT AGREEMENT" is deleted in its entirety and replaced with the following:

        "EXCHANGEABLE SHARE SUPPORT AGREEMENT" means an agreement to be made between Parent, Nova Scotia Company, Exchangeco and Callco substantially in the form and content of Exhibit D hereto, with such changes thereto as the parties hereto, acting reasonably, may agree;

          (l) The following new definitions are inserted:

        "NOVA SCOTIA COMPANY" means Solectron Canada ULC, an unlimited liability company existing under the laws of Nova Scotia and a wholly-owned direct Subsidiary of Parent, and which shall be treated as a disregarded entity for U.S. federal income tax purposes;

        "OPEN MARKET PURCHASES" has the meaning ascribed thereto in Section
        6.15;

     3. Sections 2.2(c), (d) and (e) of the Combination Agreement are hereby deleted in their entirety.

     4. Section 2.7(a) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Each of the Parent Parties shall use its reasonable best efforts to obtain all orders required from the applicable Canadian Securities Regulatory Authorities to permit (i) the issuance and first resale of the Exchangeable Shares and Parent Common Shares issued pursuant to the Arrangement, and (ii) the issuance and first resale of the Parent Common Shares to be issued from time to time upon exchange of the Exchangeable Shares and upon the exercise of Replacement Options in each case without further qualification with or approval of or the filing of any document including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities laws or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Parent or Exchangeco for purposes of Securities Laws and other customary qualifications for such orders).

                                      A-2-2

     5. Section 2.7(b) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Each of Parent and Exchangeco shall use its reasonable best efforts to obtain the approval of the TSE for the listing of the Exchangeable Shares, such listing to be effective prior to or as of the Effective Time.

     6. Section 3.15(b)(vii) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        To the knowledge of Company, the consummation of the transactions contemplated hereby will not in and of themselves (i) cause any material Tax to become payable by the Company or any of its Subsidiaries or (ii) have any adverse effect on the continued validity and effectiveness of any material Tax exemption, Tax holiday or other Tax reduction agreement or order applying to the Company or any of its Subsidiaries.

     7. Section 4.3 of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        As of August 2, 2001, the authorized capital stock of Parent consisted of (i) 1,600,000,000 Parent Common Shares, par value $0.001 per share, and (ii) 1,200,000 shares of Preferred Stock, par value $0.001 per share ("PARENT PREFERRED STOCK"), of which 200,000 shares of Parent Preferred Stock have been designated Series A Participating Preferred Stock ("PARENT SERIES A PREFERRED STOCK"). At the close of business on August 2, 2001, (i) 656,934,306 Parent Common Shares were issued and outstanding, and (ii) outstanding options ("PARENT OPTIONS") to purchase 47,492,450 Parent Common Shares were issued and outstanding. As of the date hereof, (i) no shares of Parent Preferred Stock were issued or outstanding and (ii) 200,000 shares of Parent Series A Preferred Stock were reserved for issuance upon the exercise of the rights distributed on July 30, 2001 to the holders of Parent Common Shares ("PARENT RIGHTS") pursuant to the Preferred Stock Rights Agreement, dated as of June 29, 2001, between Parent and Fleet National Bank (the "RIGHTS AGREEMENT"). As of September 7, 2001, the authorized capital stock of Exchangeco consists of an unlimited number of common shares, of which 1,662,600 common shares are issued and outstanding. All of the outstanding shares of Parent's and Exchangeco's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive rights created by any Parent Charter Document. All Parent Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the Parent Common Shares to be issued pursuant to the Arrangement will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

     8. Section 4.17 of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

     4.17 Exchangeco and Callco Status.

        (a) Other than in connection with the Arrangement or the transactions contemplated by this Agreement, Parent, directly or indirectly, has no plan or intention to: (i) cause the liquidation of Exchangeco or Callco (for U.S. federal income tax purposes or otherwise), (ii) cause the reorganization, merger or amalgamation of Exchangeco or Callco with any Person, (iii) cause the sale, distribution or other disposition of the stock of Exchangeco or Callco by the owner thereof, other than with respect to Exchangeco, to Nova Scotia Company and Callco, and with respect to

                                      A-2-3

        Callco, to Nova Scotia Company, or (iv) cause Exchangeco to issue any shares of voting stock of Exchangeco. Exchangeco has no plan or intention to issue shares of its voting stock.

        (b) At the Effective Time, Callco will own all of the outstanding capital stock of Exchangeco other than (i) the Exchangeable Shares to be issued in the Arrangement and (ii) any Class A Non-Voting Common Shares, if any, then outstanding.

        (c) At the Effective Time, Callco will be treated as a corporation for U.S. federal income tax purposes.

     9. Section 5.2(b) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Purchase, redeem or otherwise acquire, directly or indirectly, in any individual transaction, a material number of shares of capital stock of Parent or its Subsidiaries, except (i) repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof, (ii) the transfer of shares of Exchangeco by Parent or one of its Subsidiaries to Nova Scotia Company and Callco, and
        (iii) the transfer of shares of Callco to Nova Scotia Company;

     10. Section 5.2(d) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents in a manner that would materially and detrimentally affect the holders of Parent Common Shares; provided, however, that nothing in this Section 5.2(d) shall prohibit the continuance of Exchangeco as a corporation under the CBCA;

     11. Section 6.1(e) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Tax-Deferred Transaction. None of Parent, Nova Scotia Company, Callco or Exchangeco shall take any action which could reasonably be expected to prevent the exchange of Company Common Shares for Exchangeable Shares under the Arrangement by the validly-electing Canadian resident holders of Company Common Shares, who make and file a valid tax election as described and on the terms set forth in the Plan of Arrangement, from being treated as a tax deferred transaction for purposes of the ITA if such holders are otherwise eligible for such treatment.

     12. Section 6.4(c)(iv) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        carry out the terms of the Interim Order and Final Order applicable to it and Exchangeco and use its reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on Parent or its Subsidiaries with respect to the transactions contemplated by this Agreement; and

     13. Section 6.4(d) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Parent shall use its reasonable best efforts to (i) cause the Exchangeable Shares to be listed on the TSE, such listing to be effective prior to or at the Effective Time, and to maintain the listing of the Exchangeable Shares if permitted under the rules of the TSE for so long as there are Exchangeable Shares outstanding (other than those Exchangeable Shares held by Parent or any of its affiliates), (ii) ensure that Exchangeco remains a "public corporation" within the meaning of the ITA for so long as there are Exchangeable Shares outstanding (other than those Exchangeable Shares held by Parent or any of its affiliates), and (iii) cause the listing on the NYSE of the Parent Common Shares to be issued at the Effective Time and from time to time upon exchange of the Exchangeable Shares and upon exercise of the Replacement Options.
                                      A-2-4

     14. Section 6.5 of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Indemnification. From and after the Effective Time, Parent will cause Company and/or its successors to fulfill and honor in all respects its obligations pursuant to any indemnification agreements between Company and its directors and officers in effect immediately prior to the Effective Time (the "INDEMNIFIED PARTIES") and any indemnification provisions under Company Charter Documents as in effect on the date hereof. Parent shall cause Company and/or its successors to not amend, repeal or otherwise modify the provisions with respect to exculpation and indemnification contained in Company Charter Documents as in effect on the date hereof for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of Company, unless such modification is required by Law. For a period of six years after the Effective Time, Parent will, or will cause Company and/or its successors to, maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy with respect to claims arising from facts or events that occurred on or before the Effective Time on terms comparable to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or Company and/or its successors be required to expend in excess of 200% of the annual premium paid by Company as of the date hereof for such coverage (or such coverage as is available for such 200% of such annual premium).

     15. A new Section 6.15 is hereby added to the Combination Agreement, consisting of the following:

        Exchangeco Purchase of Company Common Shares. Notwithstanding the provisions of the Confidentiality Agreement, prior to and in connection with Exchangeco's acquisition of Company Common Shares pursuant to the Plan of Arrangement, Exchangeco shall purchase for cash at least $1 million (Cdn.) and not more than $3 million (Cdn.) of Company Common Shares in broker transactions on the TSE (the "OPEN MARKET PURCHASES"). The Open Market Purchases shall be funded solely by Exchangeco's cash on hand or by cash obtained by Exchangeco through financing that (i) Exchangeco undertakes with a third party that is not related to Exchangeco and (ii) is not guaranteed by a party that is related to Exchangeco.

     16. A new Section 6.16 is hereby added to the Combination Agreement, consisting of the following:

        Sale of Exchangeco Non-Voting Common Shares to Parent. Exchangeco shall purchase from Parent any Parent Common Shares to be exchanged for Company Common Shares at the Effective Time pursuant to the Arrangement for consideration in the form of Class A Non-Voting Common Shares or a subordinated promissory note of Exchangeco bearing interest at a market rate (the "NOTE") or cash or a combination thereof. The fair market value of the Note and such Class A Non-Voting Common Shares shall be approximately equal to and shall not be less than the fair market value of the Parent Common Shares received in exchange therefor.

     17. A new Section 6.17 is hereby added to the Combination Agreement, consisting of the following:

        Indemnification of Holders of Exchangeable Shares. Parent shall indemnify and hold holders of Exchangeable Shares harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including without limitation, interest, penalties and reasonable attorneys' and experts' fees and disbursements) which are made against or incurred by such holders of Exchangeable Shares in their capacity as shareholders of Exchangeco primarily as a result of, arising out of or relating to the fact that Exchangeco has been or is an operating subsidiary of Parent rather than a special purpose vehicle.

     18. A new Section 6.18 is hereby added to the Combination Agreement, consisting of the following:

        Continuance of Exchangeco under the CBCA. Parent shall use its reasonable best efforts to cause Exchangeco to be continued as a corporation under the CBCA prior to the Effective Time.

                                      A-2-5

     19. Section 7.1(h) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Listing of Shares. The Exchangeable Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSE, subject to the filing of required documentation, and the Parent Common Shares issuable upon the Arrangement, upon exchange of the Exchangeable Shares from time to time and upon exercise of the Replacement Options from time to time shall have been approved for listing on the NYSE, subject to notice of issuance.

     20. Section 7.2(c) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Arrangement. The Boards of Directors of Parent and Exchangeco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Parent and Exchangeco to permit the consummation of the Arrangement and the issue of the Exchangeable Shares contemplated thereby and the issue of Parent Common Shares upon the Arrangement and upon the exchange from time to time of the Exchangeable Shares and the exercise from time to time of the Replacement Options.

     21. Section 8.4 of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Amendment. Subject to applicable law and the Interim Order, this Agreement may be amended, not later than the Effective Time, by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

     22. Section 9.7 of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent mandatorily governed by the law of another jurisdiction. Each of the parties hereto (i) irrevocably consents to the exclusive jurisdiction and venue of the Courts of Ontario (including where applicable the Ontario Superior Court of Justice (Commercial List)), in connection with any matter or dispute based upon or arising out of this Agreement or the matters contemplated herein, except as has otherwise been agreed to with respect to the consideration and approval of the Arrangement by the Court pursuant to
        Article II hereof or as may be required by the Civil Code of Quebec,
        (ii) agrees that process may be served upon them in any manner authorized by the laws of the Province of Ontario for such persons and
        (iii) waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

     23. Section 9.10 of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

        Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     24. Exhibit C of the Combination Agreement is hereby deleted in its entirety and replaced with Exhibit C attached hereto.

     25. Exhibit D of the Combination Agreement is hereby deleted in its entirety and replaced with Exhibit D attached hereto.

     26. Exhibit E of the Combination Agreement is hereby deleted in its entirety and replaced with Exhibit E attached hereto.
                                      A-2-6

     27. Exhibit F of the Combination Agreement is hereby deleted in its entirety and replaced with Exhibit F attached hereto.

     28. Without limiting the effect of Section 29 of this Amendment, the representations and warranties of the Parent Parties contained in Sections 4.4 and 4.5 of the Combination Agreement with respect to Exchangeco shall be deemed to be representations and warranties of the Parent Parties with respect to New Exchangeco.

     29. All references in the Combination Agreement, as amended by this Amendment, to Exchangeco shall hereinafter mean New Exchangeco. Old Exchangeco hereby assigns all of its rights and obligations under the Combination Agreement to New Exchangeco, and New Exchangeco hereby assumes all of Old Exchangeco's rights and obligations under the Combination Agreement. Parent and Company hereby releases all claims against Old Exchangeco under the Combination Agreement, and Old Exchangeco hereby release all claims against Parent and Company under the Combination Agreement.

     30. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Combination Agreement.

     31. Except as expressly modified by this Amendment, the Combination Agreement shall remain in full force and effect in accordance with its terms. To the extent that there are any inconsistencies or ambiguities between this Amendment and the Combination Agreement, the terms of this Amendment shall supersede the Combination Agreement.

     32. This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     33. This Amendment may be executed in one or more counterparts, which may be delivered by facsimile transmission, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                             [Signature Pages Next]

                                      A-2-7

     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

                                          SOLECTRON CORPORATION

                                          By:       /s/ SAAED ZOHOURI
                                            ------------------------------------
                                              Saaed Zohouri
                                              Chief Operating Officer

                                          C-MAC INDUSTRIES INC.

                                          By:        /s/ DENNIS WOOD
                                            ------------------------------------
                                              Dennis Wood
                                              Chairman, President and
                                              Chief Executive Officer

                                          3924548 CANADA INC.

                                          By:     /s/ ROBERT AESCHLIMAN
                                            ------------------------------------
                                              Robert Aeschliman
                                              Assistant Secretary

                                          SOLECTRON GLOBAL SERVICES
                                          CANADA INC.

                                          By:     /s/ ROBERT AESCHLIMAN
                                            ------------------------------------
                                              Robert Aeschliman
                                              Secretary

                                      A-2-8

CANADA                                           SUPERIOR COURT
                                              (COMMERCIAL DIVISION)

                                 -----------------------------------------------

PROVINCE OF QUEBEC DISTRICT OF
MONTREAL NO.:
500-05-068103-017                IN THE MATTER OF THE ARRANGEMENT PROPOSED BY
                                 C-MAC INDUSTRIES INC. UNDER SECTION 192 OF THE
                                 CANADA BUSINESS CORPORATIONS ACT, R.S.C., C.
                                 C-44, AS AMENDED:

                                 C-MAC INDUSTRIES INC., having its head office at 1010 Sherbrooke Street West, Suite 1610, in the City of Montreal, Province of Quebec

                                                                       Applicant
                                 and

                                 SHAREHOLDERS and HOLDERS OF OPTIONS to acquire common shares of C-MAC Industries Inc.

                                 and

                                 THE DIRECTOR APPOINTED UNDER SECTION 260 OF THE CANADA BUSINESS CORPORATIONS ACT (the "DIRECTOR"), having her office at Complex Jean-Edmonds South, 9th Floor, 365 Laurier Avenue West, in the City of Ottawa, Province of Ontario

                                                                    Mis-en-cause

                                 -----------------------------------------------

                AMENDED APPLICATION FOR INTERIM AND FINAL ORDERS
                         WITH RESPECT TO AN ARRANGEMENT
    (Sections 192 and 248 Canada Business Corporations Act, R.S.C., c. C-44
                    and Article 33 Code of Civil Procedure)

STIKEMAN ELLIOTT
Attorneys for the Applicant
C-MAC Industries Inc.

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

I.           NATURE OF THE PRESENT APPLICATION...........................    3
II.          THE PARTIES TO THE ARRANGEMENT..............................    3
III.         THE PLAN OF ARRANGEMENT.....................................    5
IV.          DISSENT RIGHTS..............................................    7
V.           STRATEGIC REASONS FOR THE PLAN OF ARRANGEMENT AND APPROVAL
             OF THE BOARD OF DIRECTORS...................................    7
VI.          FAIRNESS....................................................    7
VII.         IMPRACTICABILITY............................................    8
VIII.        SOLVENCY OF C-MAC...........................................    8
IX.          PROPOSAL TO OBTAIN THE APPROVAL OF C-MAC SECURITYHOLDERS....    8
X.           INTERIM AND FINAL ORDERS BINDING ON THE C-MAC
             SECURITYHOLDERS.............................................    9
        A)   ON THE INTERIM APPLICATION:.................................    9
        --   AS TO THE MEETING:..........................................    9
        --   AS TO THE RECORD DATE FOR NOTICE............................   10
        --   AS TO THE NOTICE OF MEETING.................................   10
        --   AS TO DEEMED RECEIPT OF MEETING MATERIALS AND SERVICE OF THE
             APPLICATION AND THE INTERIM ORDER...........................   10
        --   AS TO PERMITTED ATTENDEES...................................   10
        --   AS TO QUORUM AND VOTING.....................................   11
        --   AS TO ADJOURNMENT OF MEETING AND AMENDMENTS.................   11
        --   AS TO SCRUTINEERS...........................................   11
        --   AS TO PROXIES...............................................   12
        --   AS TO DISSENT RIGHTS........................................   12
        --   AS TO SERVICE OF COURT PROCEEDINGS..........................   12
        --   AS TO SANCTION HEARING......................................   12
        --   AS TO VARIANCE..............................................   13
        B)   ON THE FINAL APPLICATION:...................................   13

TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT OF QUEBEC, SITTING IN AND FOR THE DISTRICT OF MONTREAL, THE APPLICANT, C-MAC INDUSTRIES INC., RESPECTFULLY SUBMITS AS FOLLOWS:

I.   NATURE OF THE PRESENT APPLICATION

1. The Applicant, C-MAC Industries Inc. ("C-MAC") proposes to carry out an arrangement (the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act, R.S.C., c. C-44, as amended (the "CBCA") involving Solectron Corporation ("SOLECTRON"), Solectron's indirect wholly-owned subsidiaries 3942163 Canada Inc. ("CALLCO") and Solectron Global Services Canada Inc. ("EXCHANGECO") pursuant to which, among other things, Solectron will indirectly acquire all of the issued and outstanding shares of C-MAC and the business of C-MAC will be operated in combination with the existing business of Solectron;

2.   Through its present application, C-MAC is seeking the following orders:

     a) an interim order as outlined in its conclusions (the "INTERIM ORDER") determining:

        i) the information and notice to be provided to holders of common shares and options to acquire common shares of C-MAC (collectively, the "C-MAC SECURITYHOLDERS");

        ii) the manner in which C-MAC shall hold and conduct a special meeting of the C-MAC Securityholders (the "SPECIAL MEETING") for the purposes of considering and, if deemed advisable, passing a resolution to approve the proposed plan of arrangement (the "ARRANGEMENT RESOLUTION");

        iii) the holding of the vote of the C-MAC Securityholders and the approval threshold in connection with the Arrangement Resolution;

        iv)   the appropriate dissent rights procedure; and

        v) the notice requirements concerning the final hearing before this Court to approve the Arrangement; and

     b)  a final order as outlined in its conclusions approving the Arrangement;

3. C-MAC produces in support of its present Application, en liasse, the following documents:

     a) a joint letter to the stockholders of Solectron and C-MAC Securityholders from the Chairman, President and Chief Executive Officer of Solectron and the Chairman, President and Chief Executive Officer of C-MAC, a copy of which is attached hereto as EXHIBIT R-1;

     b) a draft notice of the Special Meeting (the "NOTICE OF SPECIAL MEETING"), a copy of which is attached hereto as EXHIBIT R-2;

     c) a draft joint management information circular of C-MAC and U.S. prospectus of Solectron together with its annexes (the "MANAGEMENT CIRCULAR/SOLECTRON PROSPECTUS"), a copy of which is attached hereto as EXHIBIT R-3; and

     d) forms of proxy, a letter of transmittal and election form and notice of guaranteed delivery for holders of common shares of C-MAC (the "C-MAC SHAREHOLDERS") and forms of proxy and a letter of transmittal and election form for C-MAC option holders, copies of which are attached hereto, en liasse, as EXHIBIT R-4 (Exhibits R-1 to R-4 being collectively referred to as the "PROXY MATERIAL");

II.  THE PARTIES TO THE ARRANGEMENT

(A) C-MAC

4. C-MAC was incorporated on October 7, 1985 under the CBCA. On December 10, 1992, the articles of C-MAC were amended in order to, among other things, create Class "C" preferred shares and remove all share transfer restrictions. The English version of the name of C-MAC was also added on December 10, 1992;

5. C-MAC provides a comprehensive portfolio of electronic manufacturing services and solutions to customers worldwide;

6. C-MAC focuses on complex, high-margin products and services ranging from components to full systems, in addition to design, testing, supply-chain management, order fulfillment and after-market services, primarily serving the global communications, automotive, instrumentation, defence and aerospace equipment markets worldwide;

7. C-MAC's authorized share capital consists of an unlimited number of Common Shares, an unlimited number of Class "A" preferred shares, an unlimited number of Class "B" preferred shares and an unlimited number of Class "C" preferred shares, issuable in series;

8. As of August 7, 2001, there were 86,313,076 common shares of C-MAC (the "C-MAC COMMON SHARES") issued and outstanding and no preferred shares issued and outstanding. On that same date, there were options outstanding to acquire 3,234,795 C-MAC Common Shares granted under C-MAC's 1992 Stock Option Plan, as amended, supplemented or replaced from time to time (the "C-MAC OPTIONS");

9. The C-MAC Common Shares are listed and traded on The Toronto Stock Exchange and the New York Stock Exchange under ticker symbols "CMS" and "EMS", respectively;

(B) SOLECTRON

10. Solectron was originally incorporated in August 1977 under the laws of the State of California;

11. Solectron was reincorporated in February 1997 under the laws of the State of Delaware;

12. Solectron provides electronics manufacturing services to original equipment manufacturers who design and sell networking equipment, mobile and land-based telecommunications equipment, computing equipment including workstations, notebooks, desktops and peripherals and other electronic equipment;

13. Solectron also furnishes integrated supply-chain solutions that span the entire product life-cycle from technology solutions to manufacturing and operations, to global services;

14. Solectron's authorized capital stock consists of 1,601,200,000 shares consisting of 1,600,000,000 shares designated as common stock (the "SHARES OF SOLECTRON COMMON STOCK") and 1,200,000 shares designated as preferred stock;

15. Solectron is a public corporation and the shares of its common stock are listed on the New York Stock Exchange under ticker symbol "SLR";

16. As of October 3, 2001, there were 658,576,865 Shares of Solectron Common Stock issued and outstanding and no shares of preferred stock were outstanding;

(C) CALLCO

17. Callco (3942163 Canada Inc.) was incorporated on September 6, 2001 under the laws of Canada and is an indirect wholly-owned subsidiary of Solectron;

18. Callco was incorporated for the sole purpose of carrying out the transactions contemplated through the proposed Arrangement and has not conducted any business during any period of its existence;

(D) EXCHANGECO

19. Exchangeco (Solectron Global Services Canada Inc.) was amalgamated under the laws of the Province of New Brunswick effective December 25, 1999. It is presently a subsidiary of Solectron and it is intended that Exchangeco will be continued under the provisions of the CBCA prior to the date of issuance, by the Director, of the certificate of arrangement in respect of the Arrangement pursuant to Section 192(7) of the CBCA (the "EFFECTIVE DATE") and will become an indirect wholly-owned subsidiary of Solectron;

20. Exchangeco has conducted business since its incorporation and provides a complete range of technology repair, re-manufacturing and refurbishment services for a large variety of electronic products;

III. THE PLAN OF ARRANGEMENT

21. The Arrangement, if approved by the C-MAC Securityholders and by this Court, will result in C-MAC becoming an indirect subsidiary of Solectron;

22. Pursuant to the Arrangement, the following events will occur on the Effective Date;

23. Each C-MAC Shareholder who is either, (1) a Canadian resident as defined in the Income Tax Act (Canada) holding C-MAC Common Shares on its own behalf, or
(2) holding C-MAC Common Shares on behalf of a Canadian resident as defined in the Income Tax Act (Canada) (collectively referred to herein as "CANADIAN RESIDENTS", other than a C-MAC Shareholder who (i) is Solectron or one of its affiliates, (ii) is a holding company described in paragraph 24, or (iii) validly exercises its right of dissent with respect to the proposed Arrangement and is ultimately entitled to be paid the fair value of its C-MAC Common Shares), will have the option to receive from Exchangeco (subject to paragraph
26), in consideration of its C-MAC Common Shares held:

     a) 1.755 fully-paid and non-assessable Shares of Solectron Common Stock for each C-MAC Common Share; or

     b) 1.755 fully-paid and non-assessable non-voting exchangeable shares of Exchangeco (the "EXCHANGEABLE SHARES") and certain ancillary rights for each C-MAC Common Share; or

     c)   a combination of the foregoing;

24. Each C-MAC Shareholder who holds its C-MAC Common Shares through a single-purpose taxable Canadian corporation incorporated after August 8, 2001 with two shareholders or less and holding no assets other than C-MAC Common Shares (the "CANADIAN HOLDCO") and who meet certain other conditions in accordance with the plan of arrangement, Schedule "C" of Exhibit R-3, will have, in addition to the options set forth in paragraph 23, the option of transferring its shares of the Canadian Holdco to Exchangeco and receiving the Exchangeable Shares and ancillary rights or Shares of Solectron Common Stock, or a combination of both, that would have otherwise been received by the Canadian Holdco;

25. Each C-MAC Shareholder who is not described in paragraphs 23 and 24 (other than a C-MAC Shareholder who is Solectron or one of its affiliates or who validly exercises its right of dissent with respect to the proposed Arrangement and is ultimately entitled to be paid the fair value of its C-MAC Common Shares), will be deemed to have transferred all of its C-MAC Common Shares to Exchangeco in exchange for 1.755 fully-paid and non-assessable Shares of Solectron Common Stock for each C-MAC Common Share;

26. C-MAC Shareholders who are Canadian Residents who do not validly elect to transfer their C-MAC Common Shares to Exchangeco in exchange for Exchangeable Shares (and certain ancillary rights) as per subparagraphs 23(b) or (c) above by submitting the appropriate completed letter of transmittal on or before 4:00 p.m. (Montreal time) two business days prior to the Special Meeting will be deemed to have elected to transfer each of their C-MAC Common Shares to Exchangeco in exchange for 1.755 Shares of Solectron Common Stock as per subparagraph 23(a) above;

27. Each outstanding C-MAC Option that has not been exercised prior to 12:01 a.m. (Montreal time) on the Effective Date will be exchanged for an option to purchase a number of Shares of Solectron Common Stock equivalent to 1.755 multiplied by the number of C-MAC Common Shares subject to such C-MAC Option (the "REPLACEMENT OPTION");

28. The exercise price of the Replacement Option will be equivalent to the exercise price of the replaced C-MAC Option divided by 1.755;

(A) RIGHTS OF HOLDERS OF EXCHANGEABLE SHARES

29. The Exchangeable Shares (together with certain ancillary rights), which will be received by C-MAC Shareholders who are Canadian Residents and who validly elect to receive such shares will be substantially economically equivalent to Shares of Solectron Common Stock and will carry the following rights and attributes:

(i) Ranking

30. The Exchangeable Shares will be entitled to a preference over the other shares of Exchangeco with respect to the payment of dividends and the distribution of assets of Exchangeco in the event of its liquidation, dissolution or winding-up, whether voluntary or involuntary;

(ii) Dividends

31. Holders of Exchangeable Shares shall be entitled to receive a dividend economically equivalent to that declared and paid from time to time by Solectron to the holders of Shares of Solectron Common Stock;

(iii) Voting

32. Pursuant to the terms of a voting and exchange trust agreement substantially in the form of Annex E to the Management Circular/Solectron Prospectus (the "VOTING AND EXCHANGE TRUST AGREEMENT"), to be entered into as of the Effective Date between Solectron, Exchangeco and General Trust of Canada, holders of Exchangeable Shares will be able to vote at meetings of holders of Shares of Solectron Common Stock by furnishing their voting instructions to General Trust of Canada;

(iv) Exchange Rights

33. Each Exchangeable Share may be exchanged by the holder thereof, at any time, for one Share of Solectron Common Stock (plus accrued and unpaid dividends on one Exchangeable Share) per Exchangeable Share, through a redemption/purchase procedure which provides that the redemption/purchase payment will be satisfied by either Exchangeco or Callco;

34. Exchangeco or Callco will also have the right to exchange all, but no less than all, Exchangeable Shares for one Share of Solectron Common Stock (plus accrued and unpaid dividends on one Exchangeable Share) per Exchangeable Share through a redemption/purchase procedure, (i) at any date on or after the seventh anniversary of the Effective Date and (ii) prior to the seventh anniversary of the Effective Date in certain events, including the following:

     a) at any time after the fifth anniversary of the Effective Date, there are fewer than 30% of the original number of Exchangeable Shares left in circulation;

     b) at any time, there are fewer than 10% of the original number of Exchangeable Shares left in circulation; or

     c) there occurs a Parent Control Transaction or an Exchangeable Share Voting Event, as these terms are defined in Appendix I of the Plan of Arrangement, which itself constitutes Annex C of the Management Circular/Solectron Prospectus, Exhibit R-3;

     In addition, Solectron has the right to acquire (or cause Callco to acquire) all outstanding Exchangeable Shares for one share of Solectron Common Stock (plus accrued and unpaid dividends on one Exchangeable Share) per Exchangeable Share in the event of certain changes to Canadian and Quebec tax laws;

(v) Liquidity

35. The Exchangeable Shares will be listed and posted for trading on The Toronto Stock Exchange on the Effective Date;

IV. DISSENT RIGHTS

36. The registered holders of C-MAC Common Shares shall be entitled to exercise rights of dissent and appraisal in compliance with Section 190 of the CBCA as applied by the Interim Order, and to seek fair value for their C-MAC Common Shares, provided that any such holder who wishes to dissent must give a written notice objecting to the Arrangement Resolution so as to be received prior to 4:00 p.m. (Montreal time) on the business day preceding the Special Meeting (rather than at or prior to the Special Meeting as provided by Section 190(5) of the CBCA) as set out in the Plan of Arrangement. For the purpose of these proceedings, the "Court" referred to in Section 190 of the CBCA means the Superior Court of the Province of Quebec;

V. STRATEGIC REASONS FOR THE PLAN OF ARRANGEMENT AND APPROVAL OF THE BOARD OF DIRECTORS

37. By resolution of the Board of Directors of C-MAC dated September 6, 2001, the combination agreement, which is produced as Annex A to the Management Circular/Solectron Prospectus, Exhibit R-3, and which contemplates the proposed Arrangement (the "COMBINATION AGREEMENT"), was unanimously approved as being advisable in the best interests of C-MAC Securityholders and the directors recommended that the C-MAC Securityholders vote in favour of the Arrangement Resolution;

38. In approving the Combination Agreement which contemplates the proposed Arrangement, the Board of Directors of C-MAC considered a series of factors including the following:

     a) the fairness opinion of Banc of America Securities LLC, its financial advisor, to the effect that, as of August 8, 2001, the 1.755 exchange ratio was fair, from a financial point of view, to C-MAC Shareholders;

     b) the opportunity afforded by the transaction for C-MAC to combine its operations with those of Solectron to become part of an entity with greater financial and business resources than C-MAC alone, which should enhance the competitive position and increase the ability of the combined businesses to create value;

     c) the current industry and market trends affecting C-MAC, including with respect to the original equipment manufacturers outsourcing opportunities;

     d) the risks and the potential rewards associated with, as an alternative to the transaction, continuing to execute C-MAC's strategic plan as an independent entity operating in a highly competitive environment;

     e) the historical trading prices of the Shares of Solectron Common Stock and the C-MAC Common Shares;

     f) the structure of the transaction which effectively permits Canadian resident C-MAC Shareholders to elect to receive Exchangeable Shares and certain ancillary rights, generally without realizing a gain for Canadian federal income tax purposes at the time of the Arrangement (upon filing the required tax election) and permits C-MAC Shareholders which are registered pension plans or trusts governed by registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs) or deferred profit sharing plans (DPSPs) to hold such Exchangeable Shares without regard to limitations on holding foreign property; and

     g) the terms and conditions of the Combination Agreement generally, including the amount of and the circumstances in which the C-MAC termination fee is payable, and the fact that the terms of the Combination Agreement do not prevent C-MAC from accepting a superior proposal;

VI. FAIRNESS

39. On June 19, 2001, C-MAC retained Banc of America Securities LLC, an internationally recognized investment banking firm, as its financial advisor in connection with the proposed Arrangement;

40. On August 8, 2001, Banc of America Securities LLC submitted a detailed written opinion to the effect that the 1.755 exchange ratio was fair, from a financial point of view, to C-MAC Shareholders. The detailed fairness opinion is produced as Annex H of the Management Circular/Solectron Prospectus, Exhibit R-3;

41. In addition, the Board of Directors of C-MAC created an ad hoc committee which retained independent legal and financial advisors to review the proposed Arrangement. The ad hoc committee carried out its mandate in July and early August 2001;

42. After review, on August 7, 2001, of a draft of the fairness opinion prepared by Banc of America Securities LLC, the ad hoc committee unanimously concluded that it was appropriate for the C-MAC Board of Directors to rely on the fairness opinion of Banc of America Securities LLC;

VII. IMPRACTICABILITY

43. It is not practicable to effect the proposed transaction other than through an arrangement pursuant to Section 192 of the CBCA for the following reasons:

     a) the proposed transaction contemplates an exchange of securities of C-MAC for those of other corporate bodies, namely Solectron and Exchangeco;

     b) the complexity of the proposed transaction, the terms and conditions of which cannot otherwise be achieved under any other provisions of the CBCA;

     c) the need to provide for Dissent Rights as described above which cannot be contemplated in any way other than through a plan of arrangement and an order of the Court;

     d) the need to have all elements of the proposed transaction occur on the same day and in the correct order; and

     e) the order of this Court will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933 (the "SECURITIES ACT"), pursuant to Section 3(a)(10) thereof, with respect to the issuance of securities to C-MAC Securityholders under the Arrangement;

VIII. SOLVENCY OF C-MAC

44. C-MAC is not insolvent within the meaning of Section 192(2) of the CBCA or otherwise, as clearly appears from its last audited consolidated financial statements which are produced as Annex K of the Management Circular/Solectron Prospectus;

IX. PROPOSAL TO OBTAIN THE APPROVAL OF C-MAC SECURITYHOLDERS

45. It is proposed that the C-MAC Securityholders vote as a single class at the Special Meeting;

46. C-MAC proposes to convene the Special Meeting on November 28, 2001 for the purpose of authorizing, inter alia, the Arrangement;

47. For the purpose of calling and holding the Special Meeting, it is proposed that:

     a) notice of the Special Meeting called to consider the Arrangement, and any adjournment or postponement of it where additional notice is required by law, be given to the C-MAC Securityholders, by pre-paid ordinary mail, personal delivery or facsimile transmission to the addresses as they appear on the books and records of C-MAC at the close of business (Montreal time) on October 19, 2001 (the "RECORD DATE");

     b) the notice of Special Meeting be accompanied by forms of proxy substantially in the form produced as Exhibit R-4 in support of the present Application; and

     c) at least two persons present at the Special Meeting and holding or representing by proxy not less than 10% of the outstanding C-MAC Common Shares will constitute a quorum for the Special Meeting, as provided by the by-laws of C-MAC;

     d) the Special Meeting shall otherwise be called, held and conducted in accordance with the Notice of Special Meeting, the provisions of the CBCA, the articles and by-laws of C-MAC, the rulings and directions of the Chair of the Special Meeting and the Interim Order sought herein;

48. As to the level of securityholder approval of the Arrangement, C-MAC will seek the approval of the Arrangement by resolution passed by the affirmative vote of not less than 66 2/3% of the total votes cast on the Arrangement Resolution by the C-MAC Securityholders present in person or by proxy at the Special Meeting;

X.  INTERIM AND FINAL ORDERS BINDING ON THE C-MAC SECURITYHOLDERS

49. Given the large number of C-MAC Securityholders, C-MAC requests from this Court to be dispensed from describing at length the names of the C-MAC Securityholders in the description of the impleaded parties and that all C-MAC Securityholders, and any transferees of C-MAC Securities, be deemed parties to the present proceedings as described as mis-en-cause in the heading of the present Application;

50. C-MAC requests that C-MAC Securityholders be validly served with the present proceedings by delivery of the present Application, without the exhibits and the Interim Order, en liasse, as Annex B to the Management Circular/Solectron Prospectus, Exhibit R-3, by mail, delivery or facsimile transmission to C-MAC Securityholders as of the Record Date at the addresses appearing in the lists of C-MAC Shareholders and of holders of C-MAC Options, updated as at the Record Date;

51. C-MAC requests that any C-MAC Securityholders wishing to appear on the Application for Final Order in the present proceedings shall file an appearance on or before November 19, 2001, and if such appearance is with the view to contesting the Application, that any such Securityholders shall file a written contestation, supported as to the facts by affidavit(s) and exhibit(s), if any, on or before November 26, 2001, without which such contestation an appearing C-MAC Securityholder shall not be permitted to contest the Application;

52. Subject to the foregoing, the Final Order of this Court shall be binding on all C-MAC Securityholders;

WHEREFORE, THE APPLICANT PRAISES THIS HONOURABLE COURT:

A)  ON THE INTERIM APPLICATION:

     As to the meeting

     ORDER that C-MAC is authorized and directed to call, hold and conduct a special meeting (the "SPECIAL MEETING") of:

     (a) the registered holders of C-MAC common shares (the "C-MAC COMMON SHARES"); and

     (b) the holders of options to purchase C-MAC Common Shares granted under C-MAC's 1992 Stock Option Plan, as amended, supplemented and replaced from time to time (the "C-MAC OPTIONS"),

     (these C-MAC Common Shares and C-MAC Options are collectively referred to as "C-MAC SECURITIES" and these holders of C-MAC Common Shares and C-MAC Options are collectively referred to as "C-MAC SECURITYHOLDERS"), to be held in Montreal, Quebec, on November 28, 2001, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "ARRANGEMENT RESOLUTION") to approve an arrangement substantially as contemplated in the Plan of Arrangement (the "PLAN OF ARRANGEMENT"), attached as Annex C to the draft management information circular of C-MAC and U.S. Solectron Prospectus and supplement thereto (collectively the "MANAGEMENT CIRCULAR/ SOLECTRON PROSPECTUS") produced as Exhibit R-3;

     ORDER that the Special Meeting shall be called, held and conducted in accordance with the notice of special meeting of C-MAC Securityholders produced as Exhibit R-2 (the "NOTICE OF SPECIAL MEETING"), the CBCA, the articles and by-laws of C-MAC, the terms of this Interim Order, any further Order of this Court, and the rulings and directions of the Chair of the Special Meeting, and, to the extent of any inconsistency or discrepancy between this Interim Order and the articles and/or by-laws of C-MAC or the terms of any instrument creating or governing or collateral to the C-MAC Options or to which the C-MAC Options are collateral, this Interim Order shall govern;

     As to the record date for notice

     ORDER that the record date for determination of registered holders of C-MAC Securities entitled to receive the Notice of Special Meeting, Management Circular/Solectron Prospectus, forms of proxy, letter of transmittal and election forms and notice of guaranteed delivery for holders of C-MAC Common Shares and C-MAC Options (collectively referred to as the "PROXY MATERIAL") shall be October 19, 2001 (the "RECORD DATE");

     As to the notice of meeting

     ORDER that the Proxy Material, with such amendments or additional documents as counsel for C-MAC may advise are necessary or desirable and as are not inconsistent with the terms of this Interim Order or the Plan of Arrangement, and a copy of this Interim Order, shall be sent to:

     (a) the C-MAC Securityholders of record at the close of business on the Record Date, being at least twenty-one days prior to the date of the Special Meeting, excluding the date of mailing, delivery or transmittal and the date of the Special Meeting, by one or more of the following methods:

        (i) by first class prepaid mail, addressed to each registered holder of C-MAC Common Shares at his, her or its address registered on the common share register of C-MAC and each holder of C-MAC Options at his, her or its address recorded on the records of C-MAC;

        (ii) by delivery in person or by recognized courier service to the addresses specified in subparagraph (i) above; or

        (iii) by facsimile transmission to any registered holder of C-MAC Common Shares or holder of C-MAC Options identifying himself, herself or itself to the satisfaction of C-MAC and acting through its representatives, who requests such facsimile transmission and, if required by C-MAC, is prepared to pay the charges for such facsimile transmission;

     (b) the directors and auditors of C-MAC, and the Director, by mailing the Proxy Material by first class prepaid mail addressed to such persons, or by delivery, in person or by recognized courier service, or by facsimile transmission at least twenty-one days prior to the date of the Special Meeting, excluding the date of mailing and the date of the Special Meeting;

     As to deemed receipt of meeting materials and service of the application and the interim order

     ORDER that the Proxy Material shall be deemed, for the purposes of this Interim Order, to have been received by, and the application and this Interim Order to have been served on C-MAC Securityholders:

     (a) in the case of mailing, three days after delivery thereof to the post office;

     (b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one business day after receipt by the courier; and

     (c)  in the case of facsimile transmission, upon the transmission thereof;

     As to permitted attendees

     ORDER that the only persons entitled to attend the Special Meeting shall be:

     (a) the C-MAC Securityholders or their respective proxyholders in each case entitled to vote at the Special Meeting;

     (b)  C-MAC's officers, directors, auditors and advisors;

     (c)  representatives of Solectron, Exchangeco and Callco;

     (d)  the Director; and

     (e)  other persons with the permission of the Chair of the Special Meeting;

     and that the only persons entitled to vote at the Special Meeting on the Arrangement Resolution shall be:

     (a) the registered C-MAC Securityholders as at the close of business on the Record Date, or their respective proxyholders; and

     (b) persons who become registered holders of C-MAC Common Shares after the Record Date, and who become entitled to vote by complying with Subsection 138(3) of the CBCA;

     ORDER that the accidental omission to give notice of the Special Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Special Meeting and shall not constitute a breach of this Interim Order;

     As to quorum and voting

     ORDER that the quorum required at the Special Meeting shall be two holders of C-MAC Common Shares present in person or by proxy, and holding or representing at least 10% of the C-MAC Common Shares and who are entitled to attend and vote at the Special Meeting, provided that, if no quorum is present within thirty minutes of the appointed meeting time, the Special Meeting shall stand adjourned to be reconvened on a day which is not more than thirty days later, as determined by the Chair of the Special Meeting, in the Chair's sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting on the Arrangement Resolution will constitute a quorum for the reconvened meeting;

     ORDER that the Special Meeting shall be a single meeting of C-MAC Securityholders who shall vote together on the Arrangement Resolution;

     ORDER that votes shall be taken at the Special Meeting on the basis of one vote per C-MAC Common Share, and in respect of each C-MAC Option, one vote per C-MAC Common Share that the holder thereof is entitled to receive upon the valid exercise of such C-MAC Option and that, subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast in respect of that resolution by the C-MAC Securityholders present or represented by proxy at the Special Meeting;

     As to adjournment of meeting and amendments

     ORDER that C-MAC, if it deems advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of C-MAC Securityholders respecting the adjournment or postponement subject to the terms of the Combination Agreement;

     ORDER that C-MAC is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, without any additional notice to the C-MAC Securityholders, subject to the terms of the Combination Agreement and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Special Meeting and the subject of the Arrangement Resolution;

     As to scrutineers

     ORDER that the scrutineers for the Special Meeting shall be General Trust of Canada (acting through its representatives for that purpose) and the duties of the scrutineers shall include:

     (a) invigilating and reporting to the Chair on the deposit and validity of the proxies;

     (b)  reporting to the Chair on the quorum of the Special Meeting;

     (c) reporting to the Chair on the polls taken or ballots cast at the Special Meeting; and

     (d) providing to C-MAC and to the Chair written reports on matters related to their duties;

     As to proxies

     ORDER that C-MAC is authorized to use the forms of proxy, in substantially the same form as Exhibit R-4, subject to C-MAC's ability to insert dates and other relevant information in the final forms of proxy, and C-MAC is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine;

     ORDER that the procedure for the use of proxies at the Special Meeting shall be as set out in the Management Circular/Solectron Prospectus;

     ORDER that C-MAC may in its discretion waive generally the time limits for the deposit of proxies by the C-MAC Securityholders, if C-MAC deems it advisable to do so;

     As to dissent rights

     ORDER that the registered holders of C-MAC Common Shares shall be entitled to exercise rights of dissent and appraisal in compliance with Section 190 of the CBCA as applied by the Interim Order, and to seek fair value for their C-MAC Common Shares, provided that any such holder who wishes to dissent must give a written notice objecting to the Arrangement Resolution so as to be received prior to 4:00 p.m. (Montreal time) on the business day preceding the Special Meeting (rather than at or prior to the Special Meeting as provided by Section 190(5) of the CBCA) as set out in the Plan of Arrangement. For the purpose of these proceedings, the "Court" referred to in Section 190 of the CBCA means the Superior Court of the Province of Quebec;

     As to service of court proceedings

     ORDER that C-MAC shall include in the Proxy Material, as Annex B to the Management Circular/ Solectron Prospectus, a copy of the application and this Interim Order (collectively the "COURT MATERIALS"), and that the Court Materials shall be deemed to have been received by and served upon the C-MAC Securityholders at the times specified above as to service of the application and the Interim Order, whether those persons reside within Quebec or within another jurisdiction;

     ORDER that sending the Court Materials in accordance with this Interim Order shall constitute good and sufficient service of such Court Materials upon all persons who are entitled to receive such Court Materials pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings;

     ORDER that C-MAC shall make proof of service with an affidavit to the effect that the Court Materials were sent in accordance with this Interim Order to which shall be annexed the lists of C-MAC Securityholders to whom such Court Materials were sent;

     ORDER that the C-MAC Securityholders (and any transferee after the Record
     Date) and all other persons served in accordance with this Interim Order shall be parties to the application and shall be bound by the orders and findings of this Court in the application;

     As to sanction hearing

     ORDER that, upon the approval by the C-MAC Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, C-MAC may apply to this Court for a final order as set out below (the "FINAL ORDER");

     ORDER that such Application for a Final Order be presented on November 29, 2001 before the Quebec Superior Court, District of Montreal, sitting in Commercial Division at the Montreal Courthouse at 1 Notre-Dame Street East in Montreal, Quebec, in Room 16.10 at 9:00 a.m. or so soon thereafter as counsel may be heard;

     ORDER the Master of the Rolls of the Superior Court, Commercial Division, to include the Application for a Final Order on the Roll of the Commercial Division of the Superior Court in Room 16.10 of the Montreal Courthouse for November 29, 2001;

     ORDER that a notice of such Application be published in La Presse and in the Globe and Mail on or before November 15, 2001;

     ORDER that any C-MAC Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order;

     ORDER that any person seeking to appear at the hearing of the application for the Final Order shall:

     (a) file into the Court record, and serve on C-MAC's counsel of record, an Appearance on or before November 19, 2001;

     (b) if the appearance is with a view to contesting the application for Final Order, serve on C-MAC's counsel of record and file into the Court record, on or before November 23, 2001, a written contestation, supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be admitted to contest the application for Final Order;

     As to variance

     ORDER that C-MAC shall be entitled, at any time, to seek leave to vary this Interim Order;

B)  ON THE FINAL APPLICATION:

     GRANT the application;

     DECLARE the Plan of Arrangement, as submitted to and voted on by the C-MAC Securityholders, duly adopted in accordance with the directions given by this Court on the Interim Order;

     DECLARE that such Plan of Arrangement conforms with the requirements of the CBCA;

     DECLARE that such Plan of Arrangement is fair and reasonable to C-MAC Securityholders;

     ORDER that such Plan of Arrangement be and is hereby approved.

                                          MONTREAL, October 17, 2001

                                          (s) STIKEMAN ELLIOTT

                                          --------------------------------------
                                          STIKEMAN ELLIOTT
                                          Attorneys for the Applicant, C-MAC
                                          Industries Inc.

CANADA
PROVINCE OF QUEBEC DISTRICT
OF MONTREAL NO.: 500-05-068103-
017                                               SUPERIOR  COURT
                                   ---------------------------------------------
                                   IN THE MATTER OF THE ARRANGEMENT PROPOSED BY
                                   C-MAC INDUSTRIES INC. UNDER SECTION 192 OF
                                   THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.,
                                   C. C-44, AS AMENDED:

                                   C-MAC INDUSTRIES INC., having its head office at 1010 Sherbrooke Street West, Suite 1610, in the City of Montreal, Province of Quebec

                                                                       Applicant

                                   and

                                   SHAREHOLDERS and HOLDERS OF OPTIONS to
                                   acquire common shares of C-MAC Industries
                                   Inc.
                                   and
                                   THE DIRECTOR APPOINTED UNDER SECTION 260 OF
                                   THE CANADA BUSINESS CORPORATIONS ACT (the
                                   "DIRECTOR"), having her office at Complex
                                   Jean-Edmonds South, 9th Floor, 365 Laurier
                                   Avenue West, in the City of Ottawa, Province of Ontario

                                                                    Mis-en-cause

                                   ---------------------------------------------

--------------------------------------------------------------------------------

                                LIST OF EXHIBITS
--------------------------------------------------------------------------------

EXHIBIT R-1:          Joint letter to the stockholders of Solectron and C-MAC
                      Securityholders from the Chairman, President and Chief
                      Executive Officer of Solectron and the Chairman, President and Chief Executive Officer of C-MAC;

EXHIBIT R-2:          Notice of Special Meeting;

EXHIBIT R-3:          Joint Management Information Circular of C-MAC and U.S.
                      Prospectus of Solectron, together with its annexes;

EXHIBIT R-4:          En liasse, forms of proxy, letter of transmittal and
                      election form and notice of guaranteed delivery for holders of common shares of C-MAC and forms of proxy and letter of transmittal and election form for C-MAC option holders.


                                                         MONTREAL, October 11, 2001
                                                         (s) STIKEMAN ELLIOTT
                                                         ----------------------------------------------
                                                         STIKEMAN ELLIOTT
                                                         Attorneys for the Applicant, C-MAC
                                                         Industries Inc.

--------------------------------------------------------------------------------

                                   AFFIDAVIT
--------------------------------------------------------------------------------

I, the undersigned, CLAUDE MICHAUD, executive, having my principal place of business at 1010 Sherbrooke Street West, Suite 1610, in the City of Montreal, Province of Quebec, do solemnly affirm as follows:

1.  I am the Vice-President and Chief Financial Officer of C-MAC Industries
    Inc.;

2. All the facts stated in the present Application for Interim and Final Orders with respect to an Arrangement are true.

                                          AND I HAVE SIGNED:

                                          (s) CLAUDE MICHAUD

                                          --------------------------------------
                                          CLAUDE MICHAUD
SOLEMNLY AFFIRMED before me at
Montreal this 11th day of October, 2001.

(s) JOSEE FOREST (# 119,416)

---------------------------------------------------------
Commissioner of Oaths

--------------------------------------------------------------------------------

                             NOTICE OF PRESENTATION
--------------------------------------------------------------------------------

TO:  THE DIRECTOR IN CHARGE OF THE
     CANADA BUSINESS CORPORATIONS ACT
     Complex Jean-Edmonds South
     9th Floor
     365 Laurier Avenue West
     Ottawa, Ontario

TAKE NOTICE that the foregoing Application for Interim Order with respect to an Arrangement will be presented for adjudication before one of the Honourable Judges of this Court, sitting in practice division, in and for the District of Montreal, at the Montreal Court House, 1 Notre-Dame Street East, Montreal, Quebec, in Room 2.16, on October 18, 2001, at 9:00 a.m., or so soon thereafter as counsel may be heard.

DO GOVERN YOURSELVES ACCORDINGLY.

                                          MONTREAL, October 11, 2001

                                          (s) STIKEMAN ELLIOTT

                                          --------------------------------------
                                          STIKEMAN ELLIOTT
                                          Attorneys for the Applicant, C-MAC
                                          Industries Inc.

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
NO.: 500-05-068103-017                               SUPERIOR COURT

                                  ----------------------------------------------

                                  October 18, 2001
                                  Presiding:
                                  The Honourable Justice Maurice
                                  Laramee, J.C.S.
                                  ----------------------------------------------
                                  In the matter of the arrangement proposed by C-MAC Industries Inc. under Section 192 of the Canada Business Corporations Act, R.S.C., c. C-44, as amended:

                                  C-MAC INDUSTRIES INC.
                                                                       Applicant
and
                                  SHAREHOLDERS and HOLDERS OF OPTIONS to acquire common shares of C-MAC Industries Inc.

                                  and

                                  THE DIRECTOR APPOINTED UNDER S. 260 OF THE
                                  CANADA BUSINESS CORPORATIONS ACT
                                                                    Mis-en-cause

           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 INTERIM ORDER
--------------------------------------------------------------------------------

     CONSIDERING the amended application of C-MAC Industries Inc. ("C-MAC") under Section 192 of the Canada Business Corporations Act (the "CBCA") at the interim level;

     CONSIDERING the affidavit of Claude Michaud dated October 11, 2001 and the exhibits produced in support of C-MAC's application;

     CONSIDERING the letter dated October 16, 2001 from Ms. Sylvia Klasovec of Industry Canada indicating that the Director appointed under the CBCA does not need to appear and make submissions in connection with the Application at the interim stage and considering that the Director had no objection to the amendment sought by the attorneys for Applicant;

THE COURT MAKES THE FOLLOWING INTERIM ORDER:

As to the meeting

     ORDER that C-MAC is authorized and directed to call, hold and conduct a special meeting (the "SPECIAL MEETING") of:

     (a) the registered holders of C-MAC common shares (the "C-MAC COMMON SHARES"); and

     (b) the holders of options to purchase C-MAC Common Shares granted under C-MAC's 1992 Stock Option Plan, as amended, supplemented and replaced from time to time (the "C-MAC OPTIONS"),

     (these C-MAC Common Shares and C-MAC Options are collectively referred to as "C-MAC SECURITIES" and these holders of C-MAC Common Shares and C-MAC Options are collectively referred to as "C-MAC SECURITYHOLDERS"), to be held in Montreal, Quebec, on November 28, 2001, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "ARRANGEMENT RESOLUTION") to approve an arrangement substantially as contemplated in the Plan of Arrangement (the "PLAN OF ARRANGEMENT"), attached as Annex C to the draft Management Circular of C-MAC and Solectron Prospectus and supplement thereto (collectively the "MANAGEMENT CIRCULAR/SOLECTRON PROSPECTUS") produced as Exhibit R-3;

     ORDER that the Special Meeting shall be called, held and conducted in accordance with the notice of special meeting of C-MAC Securityholders produced as Exhibit R-2 (the "NOTICE OF SPECIAL MEETING"), the CBCA, the articles and by-laws of C-MAC, the terms of this Interim Order, any further Order of this Court, and the rulings and directions of the Chair of the Meeting, and, to the extent of any inconsistency or discrepancy between this Interim Order and the articles and/or by-laws of C-MAC or the terms of any instrument creating or governing or collateral to the C-MAC Options or to which the C-MAC Options are collateral, this Interim Order shall govern;

As to the record date for notice

     ORDER that the record date for determination of registered holders of C-MAC Securities entitled to receive the Notice of Special Meeting, Management Circular/Solectron Prospectus, forms of proxy, letter of transmittal and election forms and notice of guaranteed delivery for holders of C-MAC Common Shares and C-MAC Options (collectively referred to as the "PROXY MATERIAL") shall be October 19, 2001 (the "RECORD DATE");

As to the notice of meeting

     ORDER that the Proxy Material, with such amendments or additional documents as counsel for C-MAC may advise are necessary or desirable and as are not inconsistent with the terms of this Interim Order, and a copy of this Interim Order, shall be sent to:

     (a) the C-MAC Securityholders of record at the close of business on the Record Date, being at least twenty-one days prior to the date of the Special Meeting, excluding the date of mailing, delivery or transmittal and the date of the Special Meeting, by one or more of the following methods:

          (i) by first class prepaid mail, addressed to each registered holder of C-MAC Common Shares at his, her or its address registered on the common share register of C-MAC and each holder of C-MAC Options at his, her or its address recorded on the records of C-MAC;

          (ii) by delivery in person or by recognized courier service to the addresses specified in subparagraph (i) above; or

          (iii) by facsimile transmission to any registered holder of C-MAC Common Shares or holder of C-MAC Options identifying himself, herself or itself to the satisfaction of C-MAC and acting through its representatives, who requests such facsimile transmission and, if required by C-MAC, is prepared to pay the charges for such facsimile transmission;

     (b) the directors and auditors of C-MAC, and the Director, by mailing the Proxy Material by first class prepaid mail addressed to such persons, or by delivery, in person or by recognized courier service, or by facsimile transmission at least twenty-one days prior to the date of the Special Meeting, excluding the date of mailing and the date of the Special Meeting;

As to deemed receipt of meeting materials and service of the application and the interim order

     ORDER that the Proxy Material shall be deemed, for the purposes of this Interim Order, to have been received by, and the application and this Interim Order to have been served on C-MAC Securityholders:

     (a) in the case of mailing, three days after delivery thereof to the post office;

     (b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one business day after receipt by the courier; and

     (c)  in the case of facsimile transmission, upon the transmission thereof;

As to permitted attendees

     ORDER that the only persons entitled to attend the Special Meeting shall be:

     (a) the C-MAC Securityholders or their respective proxyholders in each case entitled to vote at the meeting;

     (b)  C-MAC's officers, directors, auditors and advisors;

     (c) representatives of Solectron, Solectron Global Services Canada Inc. and 3942163 Canada Inc.;

     (d)  the Director; and

     (e)  other persons with the permission of the Chair of the Special Meeting;

     and that the only persons entitled to vote at the Special Meeting on the Arrangement Resolution shall be:

     (a) the registered C-MAC Securityholders as at the close of business on the Record Date, or their respective proxyholders; and

     (b) persons who become registered holders of C-MAC Common Shares after the Record Date, and who become entitled to vote by complying with Subsection 138(3) of the CBCA;

     ORDER that the accidental omission to give notice of the Special Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Special Meeting and shall not constitute a breach of this Interim Order;

As to quorum and voting

     ORDER that the quorum required at the Special Meeting shall be two holders of C-MAC Common Shares present in person or by proxy, and holding or representing at least 10% of the C-MAC Common Shares and who are entitled to attend and vote at the Special Meeting, provided that, if no quorum is present within thirty minutes of the appointed meeting time, the Special Meeting shall stand adjourned to be reconvened on a day which is not more than thirty days later, as determined by the Chair of the Special Meeting, in the Chair's sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting on the Arrangement Resolution will constitute a quorum for the reconvened meeting;

     ORDER that the Special Meeting shall be a single meeting of C-MAC Securityholders who shall vote together on the Arrangement Resolution;

     ORDER that votes shall be taken at the Special Meeting on the basis of one vote per C-MAC Common Share, and in respect of each C-MAC Option, one vote per C-MAC Common Share that the holder thereof is entitled to receive upon the valid exercise of such C-MAC Option and that, subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast in respect of that resolution by the C-MAC Securityholders present or represented by proxy at the Special Meeting;

As to adjournment of meeting and amendments

     ORDER that C-MAC, if it deems advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of C-MAC Securityholders respecting the adjournment or postponement, subject to the terms of the Combination Agreement;

     ORDER that C-MAC is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, without any additional notice to the C-MAC Securityholders, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Special Meeting and the subject of the Arrangement Resolution;

As to scrutineers

     ORDER that the scrutineers for the Meeting shall be General Trust of Canada (acting through its representatives for that purpose) and the duties of the scrutineers shall include:

     (a) invigilating and reporting to the Chair on the deposit and validity of the proxies;

     (b)  reporting to the Chair on the quorum of the Special Meeting;

     (c) reporting to the Chair on the polls taken or ballots cast at the Special Meeting; and

     (d) providing to C-MAC and to the Chair written reports on matters related to their duties;

As to proxies

     ORDER that C-MAC is authorized to use the forms of proxy, in substantially the same form as Exhibit R-4, subject to C-MAC's ability to insert dates and other relevant information in the final forms of proxy, and C-MAC is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine;

     ORDER that the procedure for the use of proxies at the Special Meeting shall be as set out in the Management Circular/Solectron Prospectus;

     ORDER that C-MAC may in its discretion waive generally the time limits for the deposit of proxies by the C-MAC Securityholders, if C-MAC deems it advisable to do so;

As to dissent rights

     ORDER that the registered holders of C-MAC Common Shares shall be entitled to exercise rights of dissent and appraisal in compliance with Section 190 of the CBCA as applied by the Interim Order, and to seek fair value for their C-MAC Common Shares, provided that any such holder who wishes to dissent must give a written notice objecting to the Arrangement Resolution so as to be received prior to 4:00 p.m. (Montreal time) on the business day preceding the Special Meeting (rather than at or prior to the Special Meeting as provided by Section 190(5) of the CBCA) as set out in the Plan of Arrangement. For the purpose of these proceedings, the "Court" referred to in Section 190 of the CBCA means the Superior Court of the Province of Quebec;

As to service of court proceedings

     ORDER that C-MAC shall include in the Proxy Material, as Annex B to the Management Circular/ Solectron Prospectus, a copy of the application and this Interim Order (collectively the "COURT

     MATERIALS"), and that the Court Materials shall be deemed to have been received by and served upon the C-MAC Securityholders at the times specified above as to service of the application and the Interim Order, whether those persons reside within Quebec or within another jurisdiction;

     ORDER that sending the Court Materials in accordance with this Interim Order shall constitute good and sufficient service of such Court Materials upon all persons who are entitled to receive such Court Materials pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings;

     ORDER that C-MAC shall make proof of service with an affidavit to the effect that the Court Materials were sent in accordance with this Interim Order to which shall be annexed the lists of C-MAC Securityholders to whom such Court Materials were sent;

     ORDER that the C-MAC Securityholders (and any transferee after the Record
     Date) and all other persons served in accordance with this Interim Order shall be parties to the application and shall be bound by the orders and findings of this Court in the application;

As to sanction hearing

     ORDER that, upon the approval by the C-MAC Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, C-MAC may apply to this Court for a final order as set out below (the "FINAL ORDER");

     ORDER that such Application for a Final Order be presented on November 29, 2001 before the Quebec Superior Court, District of Montreal, sitting in Commercial Division at the Montreal Courthouse at 1 Notre-Dame Street East in Montreal, Quebec, in Room 16.10 at 9:00 a.m. or so soon thereafter as counsel may be heard;

     ORDER the Master of the Rolls of the Superior Court, Commercial Division, to include the Application for a Final Order on the Roll of the Commercial Division of the Superior Court in Room 16.10 of the Montreal Courthouse for November 29, 2001;

     ORDER that a notice of such Application be published in La Presse and in the Globe and Mail on or before November 15, 2001;

     ORDER that any C-MAC Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order;

     ORDER that any person seeking to appear at the hearing of the application for the Final Order shall:

     (a) file into the Court record, and serve to C-MAC's counsel of record, an Appearance on or before November 19, 2001;

     (b) if the appearance is with a view to contesting the application for Final Order, serve to C-MAC's counsel of record and file into the Court record, on or before November 22, 2001, a written contestation, supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be admitted to contest the application for Final Order;

As to variance

     ORDER that C-MAC shall be entitled, at any time, to seek leave to vary this Interim Order.

     THE WHOLE without costs.

                                          (s)  Maurice Laramee
                                          --------------------------------------
                                          The Honourable Justice Maurice
                                          Laramee, J.C.S.

Marc-Andre Coulombe
Christine Desaulniers
John Segleski
For the Applicant C-MAC Industries Inc.

                                    ANNEX C

                          FORM OF PLAN OF ARRANGEMENT
                               UNDER SECTION 192
                    OF THE CANADA BUSINESS CORPORATIONS ACT

                                   ARTICLE 1

                                 INTERPRETATION

1.1  DEFINITIONS

     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

          "AFFILIATE" has the meaning ascribed thereto in the CBCA.

          "ARRANGEMENT" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Combination Agreement, this Plan of Arrangement, or made at the direction of the Court in the Final Order.

          "ARRANGEMENT RESOLUTION" means the special resolution of the Company Securityholders, to be substantially in the form and content of Exhibit B to the Combination Agreement.

          "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.

          "BUSINESS DAY" means any day on which commercial banks are open for business in Montreal, Quebec, New York, New York and Milpitas, California, other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Quebec under applicable laws in Milpitas, California under applicable laws or in New York, New York under applicable laws.

          "CBCA" means the Canada Business Corporations Act, as now in effect and as it may be amended from time to time prior to the Effective Date.

          "CALLCO" means 3942163 Canada Inc., a corporation existing under the laws of Canada, and being a wholly-owned indirect subsidiary of Parent and a corporation for U.S. federal income tax purposes.

          "CANADIAN RESIDENT" means a resident of Canada for purposes of the ITA.

          "CERTIFICATE" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

          "CHANGE IN LAW EXCHANGE DATE" has the meaning ascribed thereto in section 5.3(2).

          "COMBINATION AGREEMENT" means the combination agreement dated as of August 8, 2001, as amended by way of an amending agreement dated as of September 7, 2001, by and among Parent, Exchangeco, 3942163 Canada Inc. and Company, as further amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

          "COMPANY" means C-MAC Industries Inc., a corporation existing under the laws of Canada.

          "COMPANY CIRCULAR" means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, to be sent to Company Securityholders in connection with the Company Meeting.

          "COMPANY COMMON SHARES" means the outstanding common shares in the capital of Company.

          "COMPANY MEETING" means the special meeting of Company
     Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

          "COMPANY MEETING DATE" means the date of the Company Meeting.

          "COMPANY OPTIONS" means the Company Common Share purchase options granted under the Company Stock Option Plan.

          "COMPANY SECURITYHOLDERS" means Company Shareholders and holders of Company Options.

          "COMPANY SHAREHOLDERS" means holders of Company Common Shares or, as the context requires, holders of Holding Company Shares.

          "COMPANY STOCK OPTION PLAN" means Company's 1992 Stock Option Plan, as amended, supplemented, restated or replaced from time to time.

          "COURT" means the Superior Court of Justice (Quebec).

          "CURRENT MARKET PRICE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "DEPOSITARY" means General Trust of Canada at its offices set out in the Letter of Transmittal and Election Form.

          "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA.

          "DISSENT RIGHTS" has the meaning ascribed thereto in section 3.1.

          "DISSENTING SHAREHOLDER" means a holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights.

          "DIVIDEND AMOUNT" means an amount equal to the full amount of all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such share by Callco or Parent from such holder.

          "EFFECTIVE DATE" means the date shown on the Certificate.

          "EFFECTIVE TIME" means 12:01 a.m. (Montreal time) on the Effective
     Date.

          "ELECTION DEADLINE" means 5:00 p.m. (Montreal time) at the place of deposit on the date which is two Business Days prior to the Company Meeting Date.

          "EXCHANGE RATIO" means, subject to adjustment, if any, as provided herein, 1.755.

          "EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of Exchangeco, having the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions.

          "EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be as set out in Appendix 1.

          "EXCHANGEABLE SHARE VOTING EVENT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "EXCHANGECO" means Solectron Global Services Canada Inc., a corporation existing under the laws of Canada and being a subsidiary of Callco and a corporation for U.S. federal income tax purposes.

          "EXEMPT EXCHANGEABLE SHARE VOTING EVENT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

          "GOVERNMENTAL ENTITY" means any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule-or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange, including without limitation the TSE or the NYSE.

          "HOLDERS" means, (a) when used with reference to any shares, the holders of such shares shown from time to time in the register maintained by or on behalf of the applicable corporation in respect thereof and (b) when used with reference to Company Options means the holders thereof from time to time.

          "HOLDING COMPANY" means a single-purpose holding company that, immediately before the Effective Time, (i) is a taxable Canadian corporation for all purposes of the ITA, (ii) is incorporated after August 8, 2001 and validly existing in good standing under the CBCA, (iii) has one or two shareholders (provided that two or more shareholders holding shares of such holding company jointly shall be considered to be one shareholder for this purpose), (iv) has no assets other than Company Common Shares and no liabilities of any kind (contingent or otherwise), (v) is not a party to nor bound by any agreement, commitment or undertaking of any nature whatsoever other than as specifically provided, (vi) the shareholders of which have validly chosen to exercise the Holding Company Alternative by completing and delivering to the Depositary by the Election Deadline the Holding Company Letter of Transmittal and Election Form, certificates representing the Holding Company Shares and certificates representing the Company Common Shares held by such Holding Company (along with such other documents as the Depositary, Parent or the Company may require), and (vii) is a party to (and the shareholders of which are a party to) a holding company participation agreement with Exchangeco, Parent and the Company in a form required by Parent, setting out the terms and conditions upon which such shareholders may avail themselves of the Holding Company Alternative, making such representations, warranties and covenants as Parent may require for this purpose, providing for such shareholders to pay for any costs or expenses incurred by Parent, Nova Scotia Company, Callco, Exchangeco or the Company in connection with the Holding Company Alternative, providing for an indemnity in favour of Parent, Nova Scotia Company, Callco, Exchangeco, the Company and others for any liabilities or claims arising in connection with the Holding Company Alternative and providing for such other terms and conditions as Parent may reasonably require.

          "HOLDING COMPANY ALTERNATIVE" means the opportunity of Company Shareholders holding Company Common Shares through a Holding Company to participate in the Arrangement by transferring all of the Holding Company Shares to Exchangeco and thereby receiving from Exchangeco the Exchangeable Shares and ancillary rights and/or Parent Common Shares that would otherwise have been received by such Holding Company, as described in section 2.2(b) hereof.

          "HOLDING COMPANY LETTER OF TRANSMITTAL AND ELECTION FORM" means the letter of transmittal and election form for use by Company Shareholders exercising the Holding Company Alternative, in the form to be provided by Parent.

          "HOLDING COMPANY SHARES" means, in respect of any particular Holding Company, all of the issued and outstanding shares in the capital of such Holding Company.

          "INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement as contemplated by section 2.3 of the Combination Agreement.

          "ITA" means the Income Tax Act (Canada), as amended.

          "LETTER OF TRANSMITTAL AND ELECTION FORM" means the letter of transmittal and election form for use by Company Shareholders (other than such Company Shareholders wishing to exercise the Holding Company Alternative), in the form accompanying the Company Circular.

          "LIQUIDATION AMOUNT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "LIQUIDATION CALL PURCHASE PRICE" has the meaning ascribed thereto in section 5.1(1).

          "LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in section 5.1(1).

          "LIQUIDATION DATE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "NYSE" means the New York Stock Exchange, Inc. or its successors.

          "NOVA SCOTIA COMPANY" means Solectron Canada ULC, an unlimited liability company existing under the laws of Nova Scotia, being a wholly-owned direct subsidiary of Parent and a disregarded entity for U.S. federal income tax purposes.

          "PARENT" means Solectron Corporation, a corporation existing under the laws of Delaware.

          "PARENT CALL RIGHT" has the meaning ascribed thereto in section
     5.3(1).

          "PARENT CALL PURCHASE PRICE" has the meaning ascribed thereto in section 5.3(1).

          "PARENT COMMON SHARES" means the shares of common stock in the capital of Parent (including any attached rights issued pursuant to the Preferred Stock Rights Agreement dated as of June 29, 2001 between Parent and Fleet National Bank as amended, supplemented and/or restated from time to time).

          "PARENT CONTROL TRANSACTION" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "PERSON" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

          "PLAN OF ARRANGEMENT", "HEREOF", "HEREUNDER" and similar expressions means this Plan of Arrangement, including the appendices hereto and includes any agreement or instrument supplementary or ancillary hereto.

          "REDEMPTION CALL PURCHASE PRICE" has the meaning ascribed thereto in section 5.2(1).

          "REDEMPTION CALL RIGHT" has the meaning ascribed thereto in section 5.2(1).

          "REDEMPTION DATE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "REPLACEMENT OPTION" has the meaning ascribed thereto in section 2.2(2)(f).

          "REDEMPTION PRICE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "RETRACTION CALL RIGHT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

          "SPECIAL VOTING SHARE" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

          "STAMP TAXES" means all stamp, registration and transfer taxes and duties or their equivalents plus interest and penalties in respect thereof in all jurisdictions where such taxes and duties are payable as a result of any of the transactions contemplated by this Plan of Arrangement.

          "SUPPORT AGREEMENT" means the Support Agreement to be made among Parent, Nova Scotia Company, Callco and Exchangeco in connection with the Plan of Arrangement substantially in the form and content of Exhibit D to the Combination Agreement, with such changes thereto as the parties to the Combination Agreement, acting reasonably, may agree.

          "TRANSFER AGENT" has the meaning ascribed thereto in section 5.1(2).

          "TRUSTEE" means the trustee to be chosen by Parent, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

          "TSE" means The Toronto Stock Exchange or its successors.

          "VOTING AND EXCHANGE TRUST AGREEMENT" means an agreement to be made among Parent, Exchangeco and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit E to the Combination Agreement, with such changes thereto as the parties to the Combination Agreement, acting reasonably, may agree.

1.2  SECTIONS AND HEADINGS

     The division of this Plan of Arrangement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an article, a section or an exhibit refers to the specified article or section of or exhibit to this Plan of Arrangement.

1.3  NUMBER, GENDER AND PERSONS

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4  DATE FOR ANY ACTION

     In the event that any date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

                                   ARTICLE 2

                                  ARRANGEMENT

2.1  BINDING EFFECT

     This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Company, Parent, Nova Scotia Company, Callco, Exchangeco, and all Holding Companies (if any); (ii) all holders and all beneficial owners of Company Common Shares, Holding Company Shares, Company Options and Replacement Options, (iii) all holders and all beneficial owners of Exchangeable Shares from time to time; and (iv) all holders and beneficial owners of Parent Common Shares received in exchange for Company Common Shares or Exchangeable Shares or on exercise of Replacement Options.

2.2  ARRANGEMENT

     Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (except that the issuance of Exchangeable Shares pursuant to sections 2.2(a) and (b) and the entering into of the Support Agreement and the Voting and Exchange Trust Agreement pursuant to section 2.2(e) shall occur and shall be deemed to occur simultaneously) without any further act or formality:

          (a) the outstanding Company Common Shares held by each Company Shareholder other than,

             (i) Company Common Shares held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of its Company Common Shares,

             (ii) Company Common Shares held by Parent or any Affiliate thereof, and

             (iii) Company Common Shares held by any Holding Company, shall be transferred by the holder thereof to Exchangeco in exchange for,

             (iv) that number of fully paid and non-assessable Parent Common Shares equal to the product of the total number of such Company Common Shares held by that Company Shareholder multiplied by the Exchange Ratio,

             (v) that number of fully paid and non-assessable Exchangeable Shares (and certain ancillary rights) equal to the product of the total number of such Company Common Shares held by that Company Shareholder multiplied by the Exchange Ratio, or

             (vi) a combination of fully paid and non-assessable Parent Common Shares and fully paid and non-assessable Exchangeable Shares (and certain ancillary rights) chosen by such Company Shareholder in its validly completed and delivered Letter of Transmittal and Election Form, which aggregate number of Parent Common Shares and Exchangeable Shares is equal to the product of the total number of such Company Common Shares held by that Company Shareholder multiplied by the Exchange Ratio, the whole as set forth in the Company Shareholder's validly completed and delivered Letter of Transmittal and Election Form, provided that notwithstanding the foregoing, only Company Shareholders who are either,
        (1) Canadian Residents who hold such Company Common Shares on their own behalf, or (2) Persons who hold such Company Common Shares on behalf of one or more Canadian Residents, shall be entitled to elect to receive Exchangeable Shares in respect of any such Company Common Shares as set out in (v) and (vi) above, and any elections to receive Exchangeable Shares made by any other Company Shareholders shall be invalid, and the Company Common Shares of any such invalidly electing Company Shareholders shall be deemed to have been transferred to Exchangeco solely in consideration for Parent Common Shares pursuant to (iv) above;

          (b) all of the outstanding Holding Company Shares in respect of each particular Holding Company shall be transferred by the holder(s) thereof to Exchangeco in exchange for,

             (i) that number of fully paid and non-assessable Parent Common Shares equal to the product of the total number of Company Common Shares held by that Holding Company multiplied by the Exchange Ratio,

             (ii) that number of fully paid and non-assessable Exchangeable Shares (and certain ancillary rights) equal to the product of the total number of Company Common Shares held by that Holding Company multiplied by the Exchange Ratio, or

             (iii) a combination of fully paid and non-assessable Parent Common Shares and fully paid and non-assessable Exchangeable Shares (and certain ancillary rights) chosen by the shareholder(s) of such Holding Company in its validly completed and delivered Holding Company Letter of Transmittal and Election Form, which aggregate number of Parent Common Shares and Exchangeable Shares is equal to the product of the total number of Company Common Shares held by that Holding Company multiplied by the Exchange Ratio, the whole as set forth in the validly completed and delivered Holding Company Letter of Transmittal and Election Form, provided that notwithstanding the foregoing, only holders of Holding Company Shares who are either, (1) Canadian Residents who hold such Holding Company Shares on their own behalf, or (2) Persons who hold such Holding Company Shares on behalf of one or more Canadian Residents, shall be entitled to elect to receive Exchangeable Shares in respect of any such Holding Company Shares as set out in (ii) and (iii) above, and any elections to receive Exchangeable Shares made by any other holder of Holding Company Shares shall be invalid, and the Holding Company Shares of any such invalidly electing holders shall be deemed to have been transferred to Exchangeco solely in consideration for Parent Common Shares pursuant to
        (i) above;

          (c) the names of the holders of the Company Common Shares and Holding Company Shares transferred to Exchangeco pursuant to sections 2.2(a) and 2.2(b) shall be removed from the applicable register of holders of Company Common Shares or Holding Company Shares and added to the applicable register of holders of Parent Common Shares and/or Exchangeable Shares, and Exchangeco shall be recorded as the registered holder of the Company Common Shares or Holding Company Shares so exchanged and shall be deemed to be the legal and beneficial owner thereof;

          (d) for greater certainty, where a beneficial owner of Company Common Shares or Holding Company Shares receives a combination of Parent Common Shares and Exchangeable Shares (and certain ancillary rights) under sections 2.2(a) or 2.2(b) in respect of such Company Common Shares or Holding Company Shares (respectively), a pro rata portion of the total number of Parent Common Shares and the total number of Exchangeable Shares (and certain ancillary rights) so received by such beneficial owner in respect of those Company Common Shares or Holding Company Shares (respectively) will be allocated to each Company Common Share or Holding Company Share (respectively) beneficially owned by that Person at the Effective Time, so that such beneficial owner will receive for each Company Common Share or Holding Company Share (respectively) the same combination of Parent Common Shares and Exchangeable Shares (and certain ancillary rights) as is received for every other Company Common Share or Holding Company Share (respectively) of that beneficial owner at that time;

          (e) coincident with the share exchanges set out in sections 2.2(a) and 2.2(b), Parent, Nova Scotia Company, Callco and Exchangeco shall execute the Support Agreement and Parent, Exchangeco and the Trustee shall execute the Voting and Exchange Trust Agreement and Parent shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to Parent of US$1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement. All rights of holders of Exchangeable Shares under the Voting and Exchange Trust Agreement shall be received by them as part of the property receivable by them under sections 2.2(a) and 2.2(b) in exchange for the Company Common Shares and Holding Company Shares for which they were exchanged; and

          (f) subject to applicable laws and regulatory requirements, each outstanding Company Option that has not been duly exercised prior to the Effective Time shall be exchanged for an option (a "REPLACEMENT OPTION") to purchase from Parent or the Company, as Parent may determine, a number of Parent Common Shares equal to the product of the Exchange Ratio multiplied by the number of Company Common Shares subject to such Company Option. Such Replacement Option shall provide for an exercise price per Parent Common Share equal to the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a fraction of a Parent Common Share, then the total number of Parent Common Shares subject to such holder's total Replacement Options shall be rounded down to the next whole number of Parent Common Shares and the total exercise price for such Replacement Options shall be reduced by the exercise price of the fractional Parent Common Share. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a Replacement Option will be the same as the Company Option for which it is exchanged, and any document or agreement previously evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. If any Company Option is subject to a condition that the price of the Company Common Shares on the TSE reach or exceed a minimum price before such option may be exercised, the Replacement Option for such Company Option shall also have such condition, with the following adjustments: (i) the minimum price will be adjusted by dividing such minimum price by the Exchange Ratio; and (ii) such minimum price shall be deemed to refer to the price of Parent Common Shares on the NYSE.

2.3  TAX ELECTION

     Each beneficial owner of Company Common Shares or Holding Company Shares who is a Canadian Resident (other than any such owner who is exempt from tax under Part I of the ITA), and who has validly elected (or for whom the holder has validly elected on such beneficial owner's behalf) to receive consideration that includes Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if such beneficial owner is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to the transfer of its Company Common Shares or Holding Company Shares to Exchangeco by providing two signed copies of the necessary prescribed election form(s) to the Depositary within 90 days following the Effective Date, duly completed with the details of the number of Company Common Shares or Holding Company Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or the corresponding provisions of any applicable provincial income tax legislation), the forms will be signed by Exchangeco and returned to such beneficial owner of Company Common Shares or Holding Company Shares, as applicable, within 30 days after the receipt thereof by the Depositary for filing with the Canada Customs and Revenue Agency (or the applicable provincial taxing authority) by such beneficial owner. Exchangeco will not be responsible for the proper completion of any election form and, except for Exchangeco's obligation to return duly completed election forms which are received by the Depositary within 90 days of the Effective Date, within 30 days after the receipt thereof by the Depositary, Exchangeco will not be responsible for any taxes, interest or penalties resulting from the failure by a beneficial owner of Company Common Shares or Holding Company Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial income tax legislation). In its sole discretion, Exchangeco may choose to sign and return an election form received by the Depositary more than 90 days following the Effective Date, but Exchangeco will have no obligation to do so.

2.4  ADJUSTMENTS TO EXCHANGE RATIO

     The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Shares or Company Common Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Parent Common Shares or Company Common Shares occurring after the date of the Combination Agreement and prior to the Effective Time.

                                   ARTICLE 3

                               RIGHTS OF DISSENT

3.1  RIGHTS OF DISSENT

     Holders of Company Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 (the "DISSENT RIGHTS") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Company not later than 5:00 p.m. (Montreal time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

          (a) are ultimately determined to be entitled to be paid fair value for their Company Common Shares, shall be deemed to have transferred such Company Common Shares immediately prior to the Effective Time to the Company, without any further act or formality, and free and clear of all liens, claims and encumbrances, and such shares shall be cancelled as of the Effective Time, or

          (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares who did not make a valid election to receive Exchangeable Shares and did not exercise the Holding Company Alternative, and shall receive Parent Common Shares in exchange for their Company Common Shares on the basis determined in accordance with section 2.2(a)(iv) above;

but in no case shall Parent, Nova Scotia Company, Callco, Exchangeco, the Depositary or any other Person be required to recognize such Dissenting Shareholders as holders of Company Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the registers of holders of Company Common Shares at the Effective Time.

                                   ARTICLE 4

                       CERTIFICATES AND FRACTIONAL SHARES

4.1  ISSUANCE OF CERTIFICATES REPRESENTING EXCHANGEABLE SHARES

     At or promptly after the Effective Time, Exchangeco shall deposit with the Depositary, for the benefit of the holders of Company Common Shares or Holding Company Shares who will receive Exchangeable Shares in connection with the Arrangement, certificates representing that number of whole Exchangeable Shares to be delivered pursuant to sections 2.2(a) and 2.2(b). Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Company Common Shares or Holding Company Shares which were exchanged for Exchangeable Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the Company Common Shares or Holding Company Shares under the CBCA and the bylaws of the Company or the Holding Company, as applicable and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in lieu of fractional Exchangeable Shares pursuant to section 4.4, in each case, less any amounts withheld pursuant to section 4.7), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares or Holding Company Shares which was not registered in the transfer records of Company, a certificate representing the proper number of Exchangeable Shares may, subject to section 2.2, be issued to the transferee if the certificate which immediately prior to the Effective Time represented Company Common Shares or Holding Company Shares that were exchanged for Exchangeable Shares under the Arrangement, is presented to the Depositary accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged for Exchangeable Shares under the Arrangement, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Exchangeable Shares as contemplated by this section 4.1, (ii) a cash payment in lieu of any fractional Exchangeable Shares as contemplated by section 4.4 and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeable Shares as contemplated by section 4.3, in each case, less any amounts withheld pursuant to section 4.7.

4.2  EXCHANGE OF CERTIFICATES FOR PARENT COMMON SHARES

     At or promptly after the Effective Time, Exchangeco shall deposit or cause the deposit with the Depositary, for the benefit of the holders of Company Common Shares or Holding Company Shares who will receive Parent Common Shares on the Arrangement, certificates representing that number of whole Parent Common Shares to be delivered pursuant to sections 2.2(a) and 2.2(b). Upon surrender to the

Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Company Common Shares or Holding Company Shares that were exchanged for Parent Common Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the Company Common Shares or Holding Company Shares under the CBCA and the bylaws of the Company or the Holding Company, as applicable, and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Parent Common Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in lieu of fractional Parent Common Shares pursuant to section 4.4, less any amounts withheld pursuant to section 4.7), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares or Holding Company Shares which was not registered in the transfer records of Company, a certificate representing the proper number of Parent Common Shares may, subject to section 2.2, be issued to the transferee if the certificate which immediately prior to the Effective Time represented Company Common Shares or Holding Company Shares, that were exchanged for Parent Common Shares under the Arrangement, is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged for Parent Common Shares under the Arrangement, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) a certificate representing the Parent Common Shares as contemplated by this section 4.2, (i) a cash payment in lieu of fractional Parent Common Shares as contemplated by section 4.4 and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Parent Common Shares as contemplated by section 4.3, in each case, less any amounts withheld pursuant to section 4.7.

4.3  DISTRIBUTIONS WITH RESPECT TO UNSURRENDERED CERTIFICATES

     No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares or Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged pursuant to section 2.2(a), and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to section 4.4, unless and until the holder of such certificate shall surrender such certificate in accordance with section 4.1 and/or 4.2, as the case may be. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Common Shares without interest, (i) the amount of any cash payable in lieu of a fractional share to which such holder is entitled pursuant to section 4.4, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Exchangeable Shares or Parent Common Shares, as the case may be, to which such holder is entitled pursuant hereto and (iii) to the extent not paid under clause
(ii), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Exchangeable Shares or Parent Common Shares.

4.4  NO FRACTIONAL SHARES

     No certificates representing fractional Exchangeable Shares or fractional Parent Common Shares shall be issued upon the surrender for exchange of certificates pursuant to sections 4.1 and/or 4.2 and no dividend, stock split or other change in the capital structure of Exchangeco or Parent shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Exchangeco or Parent. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in an Exchangeable Share and/or a Parent Common Share will be entitled to receive a cash payment equal to such Person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in Exchangeable Shares or Parent Common Shares, as the case may be, to which all such Persons would otherwise be entitled. The Depositary will sell such Exchangeable Shares by private sale (including by way sale through the facilities of any stock exchange upon which the Exchangeable Shares are then listed) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Persons otherwise entitled to receive fractional interests in Exchangeable Shares. The Depositary will sell such Parent Common Shares on the NYSE as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Persons otherwise entitled to receive fractional interests in Parent Common Shares.

     A holder of an Exchangeable Share shall not be entitled to any fraction of a Parent Common Share upon the exercise by Callco of the Liquidation Call Right or the Redemption Call Right or upon the exercise by Parent of the Parent Call Right and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from Callco or Parent, as the case may be, on the designated payment date a cash payment equal to such fractional interest multiplied by the Current Market Price.

4.5  LOST CERTIFICATES

     In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Exchangeable Shares or Parent Common Shares (and a cheque for any dividends or distributions with respect thereto and any cash pursuant to section 4.4) deliverable in accordance with section 2.2 and such holder's Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash and/or certificates representing Exchangeable Shares or Parent Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Company, Exchangeco, Parent and their respective transfer agents in such sum as Company, Exchangeco or Parent may direct or otherwise indemnify Company, Exchangeco and Parent and the Depositary in a manner satisfactory to Company, Exchangeco and Parent against any claim that may be made against Company, Exchangeco or Parent with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6  EXTINCTION OF RIGHTS

     Any certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged pursuant to section 2.2(a) that is not deposited with all other instruments required by section 4.1 and/or 4.2, as the case may be, on or prior to the fifth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Company, Exchangeco or Parent. On such date, the Exchangeable Shares or Parent Common Shares (or cash in lieu of fractional interests therein, as provided in section 4.4) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent or Callco. None of Parent, Company, Exchangeco or the Depositary shall be liable to any person in respect of any Exchangeable Shares or Parent Common Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.7  WITHHOLDING RIGHTS

     Exchangeco, Callco, Company, Parent and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Company Common Shares, Parent Common Shares, Holding Company Shares or Exchangeable Shares such amounts as Company,

Exchangeco, Callco, Parent or the Depositary is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded, or entitled to withhold under section 116 of the ITA or any corresponding provisions of provincial law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Exchangeco, Callco, Company, Parent and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Exchangeco, Callco, Company, Parent or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Exchangeco, Callco, Company, Parent or the Depositary shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

                                   ARTICLE 5

            CERTAIN RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES

5.1  CALLCO LIQUIDATION CALL RIGHT

     In addition to Callco's rights contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right, Callco shall have the following rights in respect of the Exchangeable Shares:

          (1) Callco shall have the overriding right (the "LIQUIDATION CALL RIGHT"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or an affiliate of Parent) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco to each such holder of an amount per Exchangeable Share (the "LIQUIDATION CALL PURCHASE PRICE") equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by Callco delivering or causing to be delivered to such holder one Parent Common Share, plus (ii) any Dividend Amount. In the event of the exercise of the Liquidation Call Right by Callco, each holder (other than Parent and its Affiliates) shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Liquidation Date on payment by Callco to the holder of the Liquidation Call Purchase Price for each such share, and Exchangeco shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by Callco.

          (2) To exercise the Liquidation Call Right, Callco must notify Exchangeco's transfer agent (the "TRANSFER AGENT"), as agent for the holders of Exchangeable Shares, and Exchangeco of Callco's intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Exchangeco and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Exchangeco. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Liquidation Call Right, then on the Liquidation Date, Callco will purchase and the holders (other than Parent and its Affiliates) will sell all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Call Purchase Price.

          (3) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Parent Common Shares deliverable by Callco and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Liquidation Call Purchase Price for all holders of Exchangeable Shares (other than Parent and its Affiliates), less any amounts withheld pursuant to section 4.7. Provided that Callco has complied with the immediately preceding sentence, on and after the Liquidation Date, each holder of Exchangeable Shares (other than Parent and its Affiliates) shall cease to be a holder of Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive, without interest, its proportionate part of the total Liquidation Call Purchase Price payable by Callco upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Parent Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of Exchangeco and such additional documents, instruments and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holder certificates representing the Parent Common Shares to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to section 4.7. If Callco does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by Exchangeco in connection with the liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions.

5.2  CALLCO REDEMPTION CALL RIGHT

     In addition to Callco's rights contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right, Callco shall have the following rights in respect of the Exchangeable Shares:

          (1) Callco shall have the overriding right (the "REDEMPTION CALL RIGHT"), notwithstanding the proposed redemption of the Exchangeable Shares by Exchangeco pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Parent or an affiliate of Parent) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco to each holder of an amount per Exchangeable Share (the "REDEMPTION CALL PURCHASE PRICE") equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Redemption Date, which shall be satisfied in full by Callco delivering or causing to be delivered to such holder one Parent Common Share, plus (ii) any Dividend Amount. In the event of the exercise of the Redemption Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Redemption Date on payment by Callco to the holder of the Redemption Call Purchase Price for each such share, and Exchangeco shall have no obligation to redeem, or to pay any Dividend Amount in respect of, such shares so purchased by Callco.

          (2) To exercise the Redemption Call Right, Callco must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Exchangeco of Callco's intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of a Parent Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, in which case Callco shall so notify the Transfer Agent and Exchangeco on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Redemption Call Right, on the Redemption Date, Callco will purchase and the holders (other than Parent and its Affiliates) will sell all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Call Purchase Price.

          (3) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of Parent Common Shares deliverable by Callco and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Redemption Call Purchase Price for all holders of Exchangeable Shares (other than Parent and its Affiliates), less any amounts withheld pursuant to section 4.7. Provided that Callco has complied with the immediately preceding sentence, on and after the Redemption Date each holder of Exchangeable Shares (other than Parent and its Affiliates) shall cease to be a holder of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive, without interest, its proportionate part of the total Redemption Call Purchase Price payable by Callco upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the Parent Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of Exchangeco and such additional documents, instruments and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holder certificates representing the Parent Common Shares to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco in payment of the remaining portion, if any, of the total Redemption Call Purchase Price, less any amounts withheld pursuant to section 4.7. If Callco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by Exchangeco in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions, together with accrued and unpaid dividends on such Exchangeable Shares held by the holder on any dividend record date prior to the Redemption Date.

5.3  PARENT CALL RIGHT

          (1) Parent will have the right (the "PARENT CALL RIGHT") to purchase, or to cause Callco to purchase, from all but not less than all of the holders of Exchangeable Shares (other than Parent and its Affiliates) on the Change in Law Exchange Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Parent or Callco, as the case may be, of an amount per Exchangeable Share (the "PARENT CALL PURCHASE PRICE") equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Change in Law Exchange Date, which shall be satisfied in full by Parent delivering or causing to be delivered, or Callco causing to be delivered, to such holder one Parent Common Share, plus, (ii) any Dividend Amount. In the event of the exercise of the Parent Call Right by Parent each holder (other than Parent and its Affiliates) shall be obligated to sell all of the Exchangeable Shares held by such holder to Parent or Callco, as the case may be, on the Change in Law Exchange Date on payment by Parent or Callco, as the case may be, to the holder of the Parent Call Purchase Price for each such share.

          (2) To exercise the Parent Call Right, (i) Parent must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Exchangeco of Parent's intention to exercise or cause Callco to exercise such right at least 45 days before the Business Day on which the purchase of such Exchangeable Shares shall occur (the "CHANGE IN LAW EXCHANGE DATE") and such notice shall specify whether Parent or Callco will effect such purchase, and (ii) Parent must deliver to the Trustee an opinion in writing signed by Canadian counsel to Parent (which counsel must be acceptable to the Trustee) stating that since the Effective Date there has been a change enacted to the ITA and any applicable Quebec provincial income tax legislation to the effect that the sale by beneficial owners of Exchangeable Shares (other than Parent and its Affiliates) who are Canadian Residents and who hold their Exchangeable Shares as capital property for the purposes of the ITA and any applicable Quebec provincial income tax legislation of Exchangeable Shares to Parent or Callco, as the case may be, pursuant to the Parent Call Right will qualify as a tax deferred transaction for purposes of the ITA and any applicable Quebec provincial income tax legislation. The Transfer Agent will notify the holders of Exchangeable Shares that the Parent Call Right has been exercised by Parent or Callco. If Parent exercises the Parent Call Right, then on the Change in Law Exchange Date Parent or Callco, as the case may be, will purchase and the holders (other than Parent and its Affiliates) will sell all of the Exchangeable Shares held by such holders for a price per share equal to the Parent Call Purchase Price.

          (3) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Parent Call Right, Parent or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Change in Law Exchange Date, certificates representing the aggregate number of Parent Common Shares deliverable by Parent or Callco, as the case may be, and a cheque or cheques of Parent or Callco, as the case may be, payable at par at any branch of the bankers of Parent or Callco, as the case may be, representing the aggregate Dividend Amount, if any, in payment of the total Parent Call Purchase Price for all holders of Exchangeable Shares (other than Parent and its Affiliates) less any amounts withheld pursuant to section 4.7. Provided that Parent or Callco, as the case may be, has complied with the immediately preceding sentence, on and after the Change in Law Exchange Date, each holder of Exchangeable Shares (other than Parent and its Affiliates) shall cease to be a holder of Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, its proportionate part of the total Parent Call Purchase Price payable by Parent or Callco, as the case may be, upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Change in Law Exchange Date be considered and deemed for all purposes to be the holder of the Parent Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of Exchangeco and such additional documents, instruments and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Parent or Callco, as the case may be, shall deliver to such holder, certificates representing the Parent Common Shares to which the holder is entitled and a cheque or cheques of Parent or Callco, as the case may be, payable at par at any branch of the bankers of Parent or Callco, as the case may be, in payment of the remaining portion, if any, of the Parent Call Purchase Price less any amounts withheld pursuant to section 4.7 hereof.

                                   ARTICLE 6

                                   AMENDMENTS

6.1  AMENDMENTS TO PLAN OF ARRANGEMENT

          (1) Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders of Company Common Shares if and as required by the Court.

          (2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company at any time prior to the Company Meeting (provided that Parent shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (subject to the requirements of the Interim Order), shall become part of this Plan of Arrangement for all purposes.

          (3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only (i) if it is consented to by each of Company, Exchangeco and Parent and (ii) if required by the Court, it is consented to by holders of the Company Common Shares voting in the manner directed by the Court.

          (4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Exchangeable Shares.

                                   ARTICLE 7

                               FURTHER ASSURANCES

7.1  FURTHER ASSURANCES

     Each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                                   APPENDIX 1
                           TO THE PLAN OF ARRANGEMENT

                          PROVISIONS ATTACHING TO THE
                              EXCHANGEABLE SHARES

     The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

                                   ARTICLE 1

                                 INTERPRETATION

     1.1 For the purposes of these share provisions:

     "AFFILIATE" has the meaning ascribed thereto in the CBCA.

     "ARRANGEMENT" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, to which plan these share provisions are attached as Appendix 1 and which Plan of Arrangement (other than Appendix 1 thereto) is attached to these share provisions as Exhibit A.

     "BOARD OF DIRECTORS" means the Board of Directors of the Corporation.

     "BUSINESS DAY" means any day on which commercial banks are open for business in Milpitas, California, New York, New York and Montreal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Milpitas, California under applicable laws, in Montreal, Quebec under applicable laws or in New York, New York under applicable laws.

     "CALLCO" means -- Canada Inc., a corporation existing under the laws of Canada, and being a wholly-owned indirect subsidiary of Parent and a corporation for U.S. federal income tax purposes.

     "CALLCO CALL NOTICE" has the meaning ascribed thereto in section 6.3 of these share provisions.

     "CBCA" means the Canada Business Corporations Act, as amended.

     "COMBINATION AGREEMENT" means the combination agreement dated as of August 8, 2001, as amended by an amending agreement dated as of September 7, 2001, by and among Parent, Exchangeco, 3942163 Canada Inc. and C-MAC Industries Inc., as further amended, supplemented and/or restated in accordance with its terms prior to the Effective Date, providing for, among other things, the Arrangement.

     "CANADIAN DOLLAR EQUIVALENT" means in respect of an amount expressed in a currency other than Canadian dollars (the "FOREIGN CURRENCY AMOUNT") at any date the product obtained by multiplying:

          (a) the Foreign Currency Amount; by

          (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be determined by the Board of Directors to be appropriate for such purpose.

     "CLASS A COMMON SHARES" means the Class A Non-Voting Common Shares in the capital of the Corporation.

     "COMMON SHARES" means the common shares in the capital of the Corporation.

     "CORPORATION" means Solectron Global Services Canada Inc., a corporation incorporated under the CBCA.

     "CURRENT MARKET PRICE" means, in respect of a Parent Common Share on any date, the Canadian Dollar Equivalent of the average of the closing prices of Parent Common Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the NYSE, or, if the Parent Common Shares are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Parent Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Parent Common Shares during such period does not create a market which reflects the fair market value of a Parent Common Share, then the Current Market Price of a Parent Common Share shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

     "DEPOSITARY" means any trust company in Canada selected by the Corporation for purposes of holding some or all of the Liquidation Amount or Redemption Price in accordance with Article 5 or 7, respectively.

     "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA.

     "DIVIDEND AMOUNT" means an amount equal to the full amount of all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such share by Callco from such holder.

     "EFFECTIVE DATE" means the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement.

     "EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein.

     "EXCHANGEABLE SHARE VOTING EVENT" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement.

     "EXEMPT EXCHANGEABLE SHARE VOTING EVENT" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Shares and the Parent Common Shares.

     "GOVERNMENTAL ENTITY" means any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule-or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange, including without limitation the TSE or the NYSE.

     "HOLDER" means, when used with reference to the Exchangeable Shares, a holder of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares.

     "LIQUIDATION AMOUNT" has the meaning ascribed thereto in section 5.1 of these share provisions.

     "LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

     "LIQUIDATION DATE" has the meaning ascribed thereto in section 5.1 of these share provisions.

     "NOVA SCOTIA COMPANY" means Solectron Canada ULC, an unlimited liability company existing under the laws of Nova Scotia, being a wholly-owned direct subsidiary of Parent.

     "NYSE" means the New York Stock Exchange, Inc. or its successors.

     "PARENT" means Solectron Corporation, a corporation existing under the laws of Delaware.

     "PARENT COMMON SHARE" means a share of common stock in the capital of Parent (indicating any attached rights issued pursuant to the Preferred Stock Rights Agreement dated as of June 29, 2001 between Parent and Fleet National Bank as amended, supplemented and/or restated from time to time) and any other securities into which such shares may be changed or substituted and, in the event of any transaction described in Section 11.3, the corresponding shares in the capital of Parent Successor.

     "PARENT CONTROL TRANSACTION" means any merger, amalgamation, arrangement, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Parent, or any proposal to do so.

     "PARENT DIVIDEND DECLARATION DATE" means the date on which the board of directors of Parent declares any dividend on the Parent Common Shares.

     "PERSON" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

     "PLAN OF ARRANGEMENT" means the plan of arrangement relating to the arrangement of Company under section 192 of the CBCA substantially in the form and content of Exhibit C to the Combination Agreement and any amendments or variations thereto made in accordance with the Combination Agreement or the Plan of Arrangement or made at the direction of the Court.

     "PURCHASE PRICE" has the meaning ascribed thereto in section 6.3 of these share provisions.

     "REDEMPTION CALL PURCHASE PRICE" has the meaning ascribed thereto in the Plan of Arrangement.

     "REDEMPTION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

     "REDEMPTION DATE" means the date, if any, established by the Board of Directors for the redemption by the Corporation of all but not less than all of the outstanding Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be no earlier than the seventh anniversary of the Effective Date, unless:

          (a) at any time after the fifth anniversary of the Effective Date, there are fewer than 30% of the actual number of Exchangeable Shares issuable as determined as at the Election Deadline (as defined in the Plan of Arrangement) outstanding (other than Exchangeable Shares held by Parent and its Affiliates, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date as they may determine, upon at least 60 days' prior written notice to the holders of the Exchangeable Shares and the Trustee;

          (b) at any time, there are fewer than 10% of the actual number of Exchangeable Shares issuable as determined as at the Election Deadline (as defined in the Plan of Arrangement) outstanding (other than Exchangeable Shares held by Parent and its Affiliates, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date as they may determine, upon at least 60 days' prior written notice to the holders of the Exchangeable Shares and the Trustee;

          (c) a Parent Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that the Parent Control Transaction involves a bona fide third party and is not for the primary purpose of causing the occurrence of a Redemption Date, and that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Parent Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Parent Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as they may determine, upon such number of days' prior written notice to the holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

          (d) an Exchangeable Share Voting Event is proposed and (i) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, and (ii) the holders of the Exchangeable Shares fail to take the necessary action, at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action; or

          (e) an Exempt Exchangeable Share Voting Event is proposed and the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c), (d), or (e) above to less than 20% of such holders of Exchangeable Shares shall not affect the validity of any such redemption.

     "REDEMPTION PRICE" has the meaning ascribed thereto in section 7.1 of these share provisions.

     "RETRACTED SHARES" has the meaning ascribed thereto in section 6.1(a) of these share provisions.

     "RETRACTION CALL RIGHT" has the meaning ascribed thereto in section 6.1(c) of these share provisions.

     "RETRACTION DATE" has the meaning ascribed thereto in section 6.1(b) of these share provisions.

     "RETRACTION PRICE" has the meaning ascribed thereto in section 6.1 of these share provisions.

     "RETRACTION REQUEST" has the meaning ascribed thereto in section 6.1 of these share provisions.

     "SUPPORT AGREEMENT" means the agreement made between Parent, Callco, Nova Scotia Company and the Corporation substantially in the form and content of Exhibit D to the Combination Agreement, as amended pursuant to the terms of the Support Agreement.

     "TRANSFER AGENT" means General Trust of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares.

     "TRUSTEE" means the trustee chosen by Parent, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

     "VOTING AND EXCHANGE TRUST AGREEMENT" means the agreement made between Parent, the Corporation and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit E to the Combination Agreement, as amended pursuant to the terms of the Voting and Exchange Trust Agreement.

                                   ARTICLE 2

                         RANKING OF EXCHANGEABLE SHARES

     The Exchangeable Shares shall be entitled to a preference over the Common Shares, the Class A Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

                                   ARTICLE 3

                                   DIVIDENDS

     3.1 A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Parent Dividend Declaration Date, declare a dividend on each Exchangeable Share:

          (a) in the case of a cash dividend declared on the Parent Common Shares, in an amount in cash for each Exchangeable Share equal to and in the currency of or the Canadian Dollar Equivalent of the cash dividend declared on each Parent Common Share on the Parent Dividend Declaration Date;

          (b) in the case of a stock dividend declared on the Parent Common Shares to be paid in Parent Common Shares, by the issue by the Corporation of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Parent Common Shares to be paid on each Parent Common Share unless in lieu of such stock dividend the Corporation elects to effect a corresponding and contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with section 3.5 hereof) subdivision of the outstanding Exchangeable Shares; or

          (c) in the case of a dividend declared on the Parent Common Shares in property other than cash or Parent Common Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by section 3.5 hereof) the type and amount of property declared as a dividend on each Parent Common Share.

     Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends other than or in excess of the dividends referred to in this section 3.1.

     3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by section 3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by section 3.1(b) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

     3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Parent Common Shares.

     3.4 If on any payment date for any dividends declared on the Exchangeable Shares under section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

     3.5 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of section 3.1 hereof, and each such determination shall be conclusive and binding on the Corporation and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

          (a) in the case of any stock dividend or other distribution payable in Parent Common Shares, the number of such shares issued as a result of such dividend or distribution in proportion to the number of Parent Common Shares previously outstanding;

          (b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a Parent Common Share;

          (c) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Parent of any class other than Parent Common Shares, any rights, options or warrants other than those referred to in section 3.5(b) hereof, any evidences of indebtedness of Parent or any assets of Parent), the relationship between the fair market value (as determined by the Board of Directors) of such property to be issued or distributed with respect to each outstanding Parent Common Share and the Current Market Price of a Parent Common Share;

          (d) in the case of any subdivision, redivision or change of the then outstanding Parent Common Shares into a greater number of Parent Common Shares or the reduction, combination, consolidation or change of the then outstanding Parent Common Shares into a lesser number of Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting Parent Common Shares, the effect thereof upon the then outstanding Parent Common Shares; and

          (e) in all such cases, the general taxation consequences of the relevant event to beneficial owners of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to such owners determined as if they owned Parent Common Shares at the relevant time as a result of differing tax treatment under the laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of beneficial owners of Exchangeable Shares).

                                   ARTICLE 4

                              CERTAIN RESTRICTIONS

     So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in section 10.2 of these share provisions:

          (a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

          (b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares;

          (c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

          (d) issue any Exchangeable Shares or any other shares of the Corporation ranking equally with, or superior to, the Exchangeable Shares other than pursuant to a shareholders rights plan adopted by the Corporation or by way of stock dividends to the holders of such Exchangeable Shares.

The restrictions in this Article 4 shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid on the Parent Common Shares shall have been declared and paid on the Exchangeable Shares.

                                   ARTICLE 5

                          DISTRIBUTION ON LIQUIDATION

     5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the exercise by Callco of the Liquidation Call Right, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "LIQUIDATION DATE") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "LIQUIDATION AMOUNT") equal to the sum of: (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder one Parent Common Share, and (ii) an amount equal to all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Liquidation Date.

     5.2 On or promptly after the Liquidation Date, and provided the Liquidation Call Right has not been exercised by Callco, the Corporation shall pay or cause to be paid to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of the Corporation and such additional documents, instruments and payments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by transferring or causing to be transferred to each holder the Parent Common Shares to which such holder is entitled and by delivering to such holder, at the address of such holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation certificates representing Parent Common Shares (which shares shall be fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the remaining portion, if any, of the total Liquidation Amount (in each case, less any amounts withheld on account of tax pursuant to section 13.3). On and after the Liquidation Date, each holder of Exchangeable Shares shall cease to be a holder of Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive its proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited with, the Depositary the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by the Depositary as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares after such deposit shall be limited to receiving its proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, without interest, (in each case less any amounts withheld on account of tax pursuant to section 13.3) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Parent Common Shares delivered to them or the custodian on their behalf.

     5.3 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

                                   ARTICLE 6

                  RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

     6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Callco of the Retraction Call Right and otherwise upon compliance with, and subject to, the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the sum of: (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Retraction Date (the "RETRACTION PRICE"), which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder one Parent Common Share for each Exchangeable Share presented and surrendered by the holder, and (ii) on the designated payment date therefor, the full amount of all declared and unpaid dividends on any such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Retraction Date. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of the Corporation and such additional documents, instruments and payments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "RETRACTION REQUEST") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

          (a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "RETRACTED SHARES") redeemed by the Corporation;

          (b) stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the "RETRACTION DATE"), provided that the Retraction Date shall be not less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by the Corporation; and

          (c) acknowledging the overriding right (the "RETRACTION CALL RIGHT") of Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the terms and conditions set out in section 6.3 hereof.

     6.2 Subject to the exercise by Callco of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in section 6.1 of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall transfer or cause to be issued or transferred to such holder the Parent Common Shares to which such holder is entitled and shall comply with section 6.4 hereof. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Callco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

     6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Callco thereof and shall provide to Callco a copy of the Retraction Request. In order to exercise the Retraction Call Right, Callco must notify the Corporation of its determination to do so (the "CALLCO CALL NOTICE") within five Business Days of notification to Callco by the Corporation of the receipt by the Corporation of the Retraction Request. If Callco does not so notify the Corporation within such five Business Day period, the Corporation will notify the holder as soon as possible thereafter that Callco will not exercise the Retraction Call Right. If Callco delivers the Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and Callco shall purchase from such holder and such holder shall sell to Callco on the Retraction Date the Retracted Shares for a purchase price (the "PURCHASE PRICE") per share equal to the sum of: (i) the Retraction Price per share, and (ii) on the designated payment date therefor, to the extent not paid by the Corporation on or before the designated payment date therefor, any Dividend Amount. To the extent that Callco pays the Dividend Amount in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any declared and unpaid dividends on such Retracted Shares. Provided that Callco has complied with section 6.4 hereof, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that Callco does not deliver a Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

     6.4 The Corporation or Callco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, certificates representing the Parent Common Shares (which shares shall be fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request, and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of the Corporation or Callco, as applicable, in an amount equal to declared and unpaid dividends or the aggregate Dividend Amount, as the case may be, in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case, less any amounts withheld on account of tax pursuant to section 13.3, and such delivery of such certificates and cheques on behalf of the Corporation or by Callco, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

     6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive its proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 6.4 hereof, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Callco shall thereafter be a holder of the Parent Common Shares delivered to it.

     6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7 and that Callco has not exercised the Retraction Call Right with respect to the Retracted Shares, the holder of such Retracted Shares not redeemed by the Corporation pursuant to section 6.2 as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to constitute notice by the holder to the Trustee instructing the Trustee to require Parent to, subject to applicable law, purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Parent to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

     6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Callco shall be deemed to have been revoked.

                                   ARTICLE 7

              REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

     7.1 Subject to applicable law, and provided Callco has not exercised the Redemption Call Right, the Corporation shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than any such shares then held by Parent or an Affiliate of Parent) for an amount per share equal to the sum of: (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Redemption Date (the "REDEMPTION PRICE"), which shall be satisfied in full by the Corporation causing to be delivered to each holder of Exchangeable Shares one Parent Common Share for each Exchangeable Share held by such holder, together with (ii) the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date.

     7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation shall, at least 60 days before the Redemption Date (other than a Redemption Date established in connection with a Parent Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Callco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Parent Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of the redemption by the Corporation or the purchase by Callco under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

     7.3 On or after the Redemption Date and subject to the exercise by Callco of the Redemption Call Right, the Corporation shall pay or cause to be paid to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, together with the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date, less any amounts withheld on account of tax pursuant to section 13.3, upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of the Corporation and such additional documents, instruments and payments as the Transfer Agent and the Corporation may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares, together with payment of such dividends, shall be made by transferring or causing to be issued or transferred to each holder the Parent Common Shares to which such holder is entitled and by delivering to such holder, at the address of such holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation certificates representing Parent Common Shares (which shares shall be fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of any such dividends, in each case, less any amounts withheld on account of tax pursuant to section 13.3. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Redemption Price and any such dividends, unless payment of the total Redemption Price and any such dividends for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price and any such dividends have been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to transfer or cause to be issued or transferred to, and deposited with, the Depositary named in such notice the total Redemption Price for and the full amount of such dividends on the Exchangeable Shares (except as otherwise provided in this section 7.3) so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, less any amounts withheld on account of tax pursuant to section 13.3, such Redemption Price to be held by the Depositary as trustee for and on behalf of, and for the use and benefit of, such holders. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price and such dividends for such Exchangeable Shares, without interest, and when received by the Depositary, all dividends and other distributions with respect to the Parent Common Shares to which such holder is entitled with a record date after the later of the date of such deposit and the Redemption Date and before the date of transfer of such Parent Common Shares to such holder (in each case less any amounts withheld on account of tax pursuant to section 13.3), without interest, against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price and the full amount of such dividends, the holders of Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Parent Common Shares delivered to them or the custodian on their behalf.

                                   ARTICLE 8

                           PURCHASE FOR CANCELLATION

     8.1 Subject to applicable law and notwithstanding section 8.2 hereof, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares.

     8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

                                   ARTICLE 9

                                 VOTING RIGHTS

     9.1 Except as required by applicable law and by section 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

                                   ARTICLE 10

                             AMENDMENT AND APPROVAL

     10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

     10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 20% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 20% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

                                   ARTICLE 11

          RECIPROCAL CHANGES, ETC. IN RESPECT OF PARENT COMMON SHARES

     11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that so long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding, Parent will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:

          (a) issue or distribute Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to the holders of all or substantially all of the then outstanding Parent Common Shares by way of stock dividend or other distribution, other than an issue of Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to holders of Parent Common Shares (i) who exercise an option to receive dividends in Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) in lieu of receiving cash dividends, or (ii) pursuant to any dividend reinvestment plan;

          (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Common Shares entitling them to subscribe for or to purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares); or

          (c) issue or distribute to the holders of all or substantially all of the then outstanding Parent Common Shares:

             (i) shares or securities of Parent of any class other than Parent Common Shares (other than shares or securities convertible into or exchangeable for or carrying rights to acquire Parent Common Shares);

             (ii) rights, options or warrants other than those referred to in section 11.1(b) above;

             (iii) evidences of indebtedness of Parent; or

             (iv) assets of Parent,

     unless the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Parent in order to give effect to and consummate the transactions contemplated by, and in accordance with, the Combination Agreement.

     11.2 Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that so long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding, Parent will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:

          (a) subdivide, redivide or change the then outstanding Parent Common Shares into a greater number of Parent Common Shares;

          (b) reduce, combine, consolidate or change the then outstanding Parent Common Shares into a lesser number of Parent Common Shares; or

          (c) reclassify or otherwise change the Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Parent Common Shares,

unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares, provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Parent in order to give effect to and consummate the transactions contemplated by, and in accordance with, the Combination Agreement. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions.

     11.3 If Parent, at any time after the date hereof, consummates any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom (such other person or continuing corporation (or, in the event of a merger, amalgamation or similar transaction pursuant to which holders of shares in the capital of Parent are entitled to receive shares or other ownership interest in the capital of any corporation or other legal entity other than such other person or continuing corporation, then such corporation or other legal entity in which holders of shares in the capital of Parent are entitled to receive an interest) is herein called the "Parent Successor") then, provided that the Parent Successor is bound, or has agreed to be bound, by the provisions of the Voting and Exchange Trust Agreement and Support Agreement and to assume the obligations of Parent thereunder to the satisfaction of the Board of Directors, all references in these Articles of Incorporation to Parent Common Shares shall be deemed to be references to the shares of the Parent Successor which has assumed the obligations of Parent and all references to Parent shall be to Parent Successor, without amendment to these Articles of Incorporation or any further action whatsoever. For greater certainty, if a transaction described in this section 11.3 results in holders of Exchangeable Shares being entitled to exchange their Exchangeable Shares for shares of a Parent Successor in a different ratio than that set out in these share provisions, then these share provisions shall be deemed to be amended to refer to such different ratio(s).

                                   ARTICLE 12

               ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

     12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Parent, Callco, Nova Scotia Company and the Corporation with all provisions of the Support Agreement applicable to Parent, Callco, Nova Scotia Company and the Corporation, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

     12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

          (a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

          (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

          (c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

                                   ARTICLE 13

                    LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

     13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right, the Redemption Call Right and the Parent Call Right, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange rights thereunder) and the Retraction Call Right.

     13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right and the Parent Call Right, in each case, in favour of Callco or Parent, as the case may be, and in the case of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Callco or Parent, as the case may be, as therein provided.

     13.3 The Corporation, Callco, Parent and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Callco, Parent or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded, or entitled to withhold under section 116 of the Income Tax Act (Canada) or any corresponding provision of provincial laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, Callco, Parent and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Callco, Parent or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and the Corporation, Callco,

Parent or the Transfer Agent shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

                                   ARTICLE 14

                                    NOTICES

     14.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

     14.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the Secretary of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

     14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

     14.4 If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice to the holders of Exchangeable shares hereunder, the Corporation shall, notwithstanding the provisions hereof, give such notice by means of publication in The Globe and Mail, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec, once in each of two successive weeks, and notice so published shall be deemed to have been given on the latest date on which the first publication has taken place.

                                   ARTICLE 15

                 DISCLOSURE OF INTERESTS IN EXCHANGEABLE SHARES

     15.1 The Corporation shall be entitled to require any holder of an Exchangeable Share or any Person who the Corporation knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to whom has an interest in such Exchangeable Share as would be required (if the Exchangeable Shares were a class of "equity shares" of Exchangeco) under section 101 of the Securities Act (Ontario) or under section 147.11 of the Securities Act (Quebec), or as would be required under the articles of Parent or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority, of Canada or the United States if the Exchangeable Shares were Parent Common Shares.

                                   ARTICLE 16

                              NO FRACTIONAL SHARES

     16.1 A holder of Exchangeable Shares shall not be entitled to any fraction of a Parent Common Share upon the exchange or purchase of such holder's Exchangeable Shares pursuant to Articles 5, 6 or 7 and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from the Corporation or Callco as the case may be on the designated payment date a cash payment equal to such fractional interest multiplied by the Current Market Price.

                                   SCHEDULE A

                              NOTICE OF RETRACTION

To: Solectron Global Services Canada Inc. (the "Corporation") and 3942163 Canada
    Inc. ("Callco").

     This notice is given pursuant to Article 6 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of the Corporation represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

     The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with section 6 of the Share Provisions:

        all share(s) represented by this certificate; or

                  share(s) only represented by this certificate.

The undersigned hereby notifies the Corporation that the Retraction Date shall
be           .

     NOTE: The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by the Corporation. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 15th Business Day after the date on which this notice is received by the Corporation.

     The undersigned acknowledges the overriding Retraction Call Right of Callco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retractable Shares to Callco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Article 6 of the Share Provisions. This notice of retraction, and this offer to sell the Retracted Shares to Callco, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

     The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) pursuant to which Parent will purchase the unredeemed Retracted Shares.

     The undersigned hereby represents and warrants to Callco and the Corporation that the undersigned:

           is
      (select one)
         is not

     a non-resident of Canada for purposes of the Income Tax Act (Canada).

     THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE UNDERSIGNED IS NOT A NON-RESIDENT OF CANADA, DEDUCTION AND WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

     The undersigned hereby represents and warrants to Callco and the Corporation that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Callco or the Corporation, as the case may be, free and clear of all liens, claims and encumbrances.

---------------     ------------------------------------    ------------------------------------
(Date)              (Signature of Shareholder)              (Guarantee of Signature)

    Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:
-----------------------------------------------------------------------------------------------

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:        ------------------------------------------------------------

Signature of Shareholder:          ------------------------------------------------------------

City, Province and Postal Code:    ------------------------------------------------------------

Signature Guaranteed by:           ------------------------------------------------------------

     NOTE: If this notice of retraction is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

                                    ANNEX D

                  FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT

     MEMORANDUM OF AGREEMENT made as of the ____ day of __________, 2001, by and among Solectron Corporation, a corporation existing under the laws of Delaware (hereinafter referred to as "PARENT"), 3942163 Canada Inc., a corporation existing under the laws of Canada (hereinafter referred to as "CALLCO"), Solectron Canada ULC, an unlimited liability company existing under the laws of Nova Scotia (hereinafter referred to as "NOVA SCOTIA COMPANY") and Solectron Global Services Canada Inc., a corporation existing under the laws of Canada (hereinafter referred to as "EXCHANGECO").

RECITALS:

          (a) In connection with a combination agreement (the "COMBINATION AGREEMENT") dated as of August 8, 2001, as amended by way of an amending agreement dated as of September 7, 2001, by and among Parent, Exchangeco and C-MAC Industries Inc. ("COMPANY"), as further amended, supplemented and/or restated, Exchangeco is to issue exchangeable shares (the "EXCHANGEABLE SHARES") to certain holders of securities of Company pursuant to the plan of arrangement contemplated by the Combination Agreement; and

          (b) Pursuant to the Combination Agreement, Parent, Callco, Nova Scotia Company and Exchangeco are required to execute a support agreement substantially in the form of this agreement.

     In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

                                   ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

1.1  DEFINED TERMS

     Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "SHARE PROVISIONS") attaching to the Exchangeable Shares as set out in the articles of Exchangeco, which Share Provisions shall be as set out in Appendix 1 to the Plan of Arrangement, unless the context requires otherwise.

1.2  INTERPRETATION NOT AFFECTED BY HEADINGS

     The division of this agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "ARTICLE" or "SECTION" followed by a number or a letter refer to the specified Article or section of this agreement. The terms "THIS AGREEMENT", "HEREOF", "HEREIN" and "HEREUNDER" and similar expressions refer to this agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3  NUMBER, GENDER

     Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4  DATE FOR ANY ACTION

     If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                   ARTICLE 2

                       COVENANTS OF PARENT AND EXCHANGECO

2.1  COVENANTS REGARDING EXCHANGEABLE SHARES

     So long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding, Parent will:

          (a) not declare or pay any dividend on the Parent Common Shares unless
     (i) Exchangeco shall simultaneously declare or pay, as the case may be, an equivalent dividend (as provided for in the Share Provisions) on the Exchangeable Shares (an "EQUIVALENT DIVIDEND") and (ii) Exchangeco shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any Equivalent Dividend; or, if the dividend is a stock dividend, in lieu of such dividend Exchangeco effects an economically equivalent (as determined in accordance with section 2.7(d)) subdivision of the outstanding Exchangeable Shares (an "EQUIVALENT STOCK SUBDIVISION");

          (b) advise Exchangeco sufficiently in advance of the declaration by Parent of any dividend on Parent Common Shares and take all such other actions as are reasonably necessary, in co-operation with Exchangeco, to ensure that the respective declaration date, record date and payment date for an Equivalent Dividend shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Parent Common Shares; or, the record date and the effective date for the Equivalent Stock Subdivision shall be the same as the record date and payment date for the corresponding stock dividend on the Parent Common Shares;

          (c) ensure that the record date for any dividend declared on Parent Common Shares is not less than 10 Business Days after the declaration date of such dividend;

          (d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share (other than Exchangeable Shares owned by Parent or its Affiliates) upon the liquidation, dissolution or winding-up of Exchangeco, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Exchangeco, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Exchangeco to cause to be delivered Parent Common Shares to the holders of Exchangeable Shares in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Share Provisions;

          (e) take all such actions and do all such things as are reasonably necessary or desirable to (i) perform its obligations upon exercise of the Parent Call Right, and (ii) enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right or by Parent of the Parent Call Right, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Callco or Parent to deliver or cause to be delivered Parent Common Shares to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right, the Parent Call Right or the Redemption Call Right, as the case may be; and

          (f) ensure that Callco does not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of Exchangeco nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Exchangeco.

2.2  SEGREGATION OF FUNDS

     Parent will cause Exchangeco to deposit a sufficient amount of funds in a separate account of Exchangeco and segregate a sufficient amount of such other assets and property as is necessary to enable

Exchangeco to pay dividends when due and to pay or otherwise satisfy its respective obligations under Article 5, 6 or 7 of the Share Provisions, as applicable.

2.3  RESERVATION OF PARENT COMMON SHARES

     Parent hereby represents, warrants and covenants in favour of Exchangeco and Callco that Parent has reserved for issuance and will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by Parent or its Affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of Parent Common Shares (or other shares or securities into which Parent Common Shares may be reclassified or changed as contemplated by section 2.7) without duplication:
(a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (b) as are now and may hereafter be required to enable and permit Parent to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which Parent may now or hereafter be required to issue Parent Common Shares, to enable and permit Parent or Callco, as the case may be, to meet its respective obligations under each of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right or the Parent Call Right with respect to the transfer and delivery of Parent Common Shares and to enable and permit Exchangeco to meet its obligations hereunder and under the Share Provisions.

2.4  NOTIFICATION OF CERTAIN EVENTS

     In order to assist Parent to comply with its obligations hereunder and to permit Callco to exercise the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, Exchangeco will notify Parent and Callco of each of the following events at the time set forth below:

          (a) in the event of any determination by the Board of Directors of Exchangeco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

          (b) promptly, upon the earlier of receipt by Exchangeco of notice of and Exchangeco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs;

          (c) immediately, upon receipt by Exchangeco of a Retraction Request;

          (d) on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Share Provisions; and

          (e) as soon as practicable upon the issuance by Exchangeco of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares in exchange for Company Common Shares or Holding Company Shares (as such terms are defined in the Arrangement) pursuant to the Arrangement).

2.5  DELIVERY OF PARENT COMMON SHARES TO EXCHANGECO AND CALLCO

     In furtherance of its obligations under section 2.1(d) and section 2.1(e), upon notice from Exchangeco or Callco of any event that requires Exchangeco or Callco to cause to be delivered Parent Common Shares to any holder of Exchangeable Shares, Parent shall forthwith issue and deliver or cause to be delivered to Exchangeco or Callco (unless Exchangeco or Callco already has sufficient Parent Common Shares) the requisite number of Parent Common Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares, as Exchangeco or Callco may direct. All such Parent Common Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6  QUALIFICATION OF PARENT COMMON SHARES

     If any Parent Common Shares (or other shares or securities into which Parent Common Shares may be reclassified or changed as contemplated by section 2.7) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any United States or Canadian federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by Parent and delivered by Parent at the direction of Exchangeco or Callco, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" for purposes of Canadian provincial securities law or an "affiliate" of Parent for purposes of United States federal or state securities law), Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause such Parent Common Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under United States or Canadian law, as the case may be. Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Parent Common Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Parent Common Shares (or such other shares or securities) have been listed by Parent and remain listed and are quoted or posted for trading at such time.

2.7  ECONOMIC EQUIVALENCE

     So long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding:

          (a) Parent will not without prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

             (i) issue or distribute Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to the holders of all or substantially all of the then outstanding Parent Common Shares by way of stock dividend or other distribution, other than an issue of Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to holders of Parent Common Shares (i) who exercise an option to receive dividends in Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) in lieu of receiving cash dividends, or
        (ii) pursuant to any dividend reinvestment plan; or

             (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Common Shares entitling them to subscribe for or to purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares); or

             (iii) issue or distribute to the holders of all or substantially all of the then outstanding Parent Common Shares (A) shares or securities of Parent of any class other than Parent Common Shares (other than shares or securities convertible into or exchangeable for or carrying rights to acquire Parent Common Shares), (B) rights, options or warrants other than those referred to in section 2.7(a)(ii), (C) evidences of indebtedness of Parent or (D) assets of Parent;

        unless in each case the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any shares or securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Combination Agreement.

          (b) Parent will not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

             (i) subdivide, redivide or change the then outstanding Parent Common Shares into a greater number of Parent Common Shares; or

             (ii) reduce, combine, consolidate or change the then outstanding Parent Common Shares into a lesser number of Parent Common Shares; or

             (iii) reclassify or otherwise change Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting Parent Common Shares;

        unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any shares or other securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Combination Agreement.

          (c) Parent will ensure that the record date for any event referred to in section 2.7(a) or section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Parent (with contemporaneous notification thereof by Parent to Exchangeco).

          (d) The Board of Directors of Exchangeco shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in section 2.7(a) or section 2.7(b) and each such determination shall be conclusive and binding on Parent. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of Exchangeco to be relevant, be considered by the Board of Directors of Exchangeco:

             (i) in the case of any stock dividend or other distribution payable in Parent Common Shares, the number of such shares issued as a result of such dividend or distribution in proportion to the number of Parent Common Shares previously outstanding;

             (ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a Parent Common Share;

             (iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Parent of any class other than Parent Common Shares, any rights, options or warrants other than those referred to in section 2.7(d)(ii), any evidences of indebtedness of Parent or any assets of Parent), the relationship between the fair market value (as determined by the Board of Directors of Exchangeco in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Parent Common Share and the Current Market Price of a Parent Common Share;

             (iv) in the case of any subdivision, redivision or change of the then outstanding Parent Common Shares into a greater number of Parent Common Shares or the reduction, combination, consolidation or change of the then outstanding Parent Common Shares into a lesser number of Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting Parent Common Shares, the effect thereof upon the then outstanding Parent Common Shares; and

             (v) in all such cases, the general taxation consequences of the relevant event to beneficial owners of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to such beneficial owners determined as if they owned Parent Common Shares at the relevant time as a result of differing tax treatment under the laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of beneficial owners of Exchangeable Shares).

          (e) Exchangeco agrees that, to the extent required, upon due notice from Parent, Exchangeco will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Exchangeco, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Parent Common Shares and Exchangeable Shares as provided for in this section 2.7.

2.8  TENDER OFFERS

     So long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding: in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Parent Common Shares (an "OFFER") is proposed by Parent or is proposed to Parent or its shareholders and is recommended by the Board of Directors of Parent, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of Parent, and the Exchangeable Shares are not redeemed by Exchangeco or purchased by Callco pursuant to the Redemption Call Right, Parent will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Parent and its Affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Parent Common Shares, without discrimination. Without limiting the generality of the foregoing, Parent will use its reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against Exchangeco (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of Exchangeco to redeem (or Callco to purchase pursuant to the Redemption Call Right) Exchangeable Shares, as applicable, in the event of a Parent Control Transaction.

2.9  OWNERSHIP OF OUTSTANDING SHARES

     Parent covenants and agrees in favour of Exchangeco that, without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions, as long as any outstanding Exchangeable Shares are owned by any Person other than Parent or any of its Affiliates, Parent will be and remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of Exchangeco and Callco.

2.10  PARENT AND AFFILIATES NOT TO VOTE EXCHANGEABLE SHARES

     Parent covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Parent further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Canada Business Corporations Act ("CBCA") (or any successor or other corporate statute by which Exchangeco may in the future be governed) with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11  ORDINARY MARKET PURCHASES

     For greater certainty, nothing contained in this agreement, including without limitation the obligations of Parent contained in section 2.8, shall limit the ability of Parent (or any of its Affiliates including, without limitation, Callco, Nova Scotia Company or Exchangeco) to make a "Rule 10b-18 Purchase" of Parent Common Shares pursuant to Rule 10b-18 of the U.S. Securities and Exchange Act of 1934, as amended, or any successor provisions thereof, or to make ordinary market purchases of Parent Common Shares and otherwise in accordance with applicable laws and regulatory or stock exchange requirements.

2.12  STOCK EXCHANGE LISTING

     Parent covenants and agrees in favour of Exchangeco that, as long as any outstanding Exchangeable Shares are owned by any Person other than Parent or any of its Affiliates, Parent will use its reasonable best efforts to maintain a listing for such Exchangeable Shares on a Canadian stock exchange which is a prescribed stock exchange within the meaning of the Income Tax Act (Canada), and to ensure that Exchangeco remains a "public corporation" within the meaning of the Income Tax Act (Canada).

                                   ARTICLE 3

                               PARENT SUCCESSORS

3.1  CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

     As long as any outstanding Exchangeable Shares are owned by any Person other than Parent or any of its Affiliates, Parent shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom unless, but may do so if:

          (a) such other Person or continuing corporation or, in the event of any merger, amalgamation or similar transaction pursuant to which holders of shares in Parent are entitled to receive shares in the capital of any corporation or other legal entity other than such other Person or continuing corporation, then such corporation or legal entity (in each case, the "PARENT SUCCESSOR") by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto or otherwise agrees to become bound by the terms and provisions of this agreement, in either case together with such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Parent under this agreement; and

          (b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Exchangeable Shares.

3.2  VESTING OF POWERS IN SUCCESSOR

     Whenever the conditions of section 3.1 have been duly observed and performed, the parties, if required by section 3.1, shall execute and deliver the supplemental agreement provided for in section 3.1(a) and thereupon the Parent Successor shall possess and from time to time may exercise each and every right and power of Parent under this agreement in the name of Parent or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of Parent or any officers of Parent may be done and performed with like force and effect by the directors or officers of such Parent Successor.

3.3  WHOLLY-OWNED SUBSIDIARIES

     Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Parent with or into Parent or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Parent (if all of the assets of such subsidiary are transferred to Parent or another wholly-owned direct or indirect subsidiary of Parent) or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Parent among the shareholders of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 3.

                                   ARTICLE 4

                                    GENERAL

4.1  TERM

     This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any Person other than Parent and any of its Affiliates.

4.2  CHANGES IN CAPITAL OF PARENT AND EXCHANGECO

     At all times after the occurrence of any event contemplated pursuant to section 2.7 and section 2.8 or otherwise, as a result of which either Parent Common Shares or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Common Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3  SEVERABILITY

     If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.4  AMENDMENTS, MODIFICATIONS

          (1) Subject to Sections 4.2, 4.3 and 4.5, this agreement may not be amended or modified except by an agreement in writing executed by Exchangeco, Callco, Nova Scotia Company and Parent and approved by the holders of the Exchangeable Shares in accordance with section 10.2 of the Share Provisions.

          (2) No amendment or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.5  MINISTERIAL AMENDMENTS

     Notwithstanding the provisions of section 4.4, the parties to this agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

          (a) adding to the covenants of any or all parties provided that the Board of Directors of each of Exchangeco, Callco, Nova Scotia Company and Parent shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

          (b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Exchangeco, Callco, Nova Scotia Company and Parent, it may be expedient to make, provided that each such Board of Directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

          (c) making such changes or corrections which, on the advice of counsel to Exchangeco, Callco, Nova Scotia Company and Parent, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Boards of Directors of each of Exchangeco, Callco, Nova Scotia Company and Parent shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

4.6  MEETING TO CONSIDER AMENDMENTS

     Exchangeco, at the request of Parent, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 4.4. Any such meeting or meetings shall be called and held in accordance with the bylaws of Exchangeco, the Share Provisions and all applicable laws.

4.7  ENUREMENT

     This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

4.8  NOTICES TO PARTIES

          (1) All notices and other communications between the parties to this agreement shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

        c/o Solectron Corporation
        777 Gibraltar Drive, Building 5
        Milpitas, CA 95035

        Attention: Chairman, President and Chief Executive Officer Telecopier No.: 408-956-6063
     with a copy (which shall not constitute notice) to:

        Osler, Hoskin & Harcourt LLP
        800 Rene-Levesque Boulevard West
        Suite 800
        Montreal, Quebec
        H3B 1X9
        Attention: H.B. Clay Horner
                   E.A.(Ward) Sellers

        Telecopier No.: (416) 862-6666 and
                        (514) 904-8101

          (2) Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.9  COUNTERPARTS

     This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.10  JURISDICTION

     This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

4.11  ATTORNMENT

     Each of the parties hereto agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction, and Parent hereby appoints Exchangeco at its registered office in the Province of Ontario as attorney for service of process.

     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

                                          SOLECTRON CORPORATION

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          3942163 CANADA INC.

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          SOLECTRON CANADA ULC

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          SOLECTRON GLOBAL SERVICES
                                          CANADA INC.

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                    ANNEX E

                  FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

     MEMORANDUM OF AGREEMENT made as of the ____ day of __________, 2001, by and among Solectron Corporation, a corporation existing under the laws of Delaware (hereinafter referred to as "PARENT"), Solectron Global Services Canada Inc., a corporation existing under the laws of Canada (hereinafter referred to as "EXCHANGECO"), and __________ Trust Company, a trust company incorporated under the laws of Canada (hereinafter referred to as "TRUSTEE").

RECITALS:

          (a) In connection with a combination agreement ("COMBINATION AGREEMENT") dated as of August 8, 2001, as amended by way of an amending agreement dated as of September 7, 2001, by and among Parent, Exchangeco, 3942163 Canada Inc. and C-MAC Industries Inc. ("COMPANY"), as further amended, supplemented and/or restated, Exchangeco is to issue exchangeable shares to certain holders of securities of Company pursuant to the plan of arrangement contemplated in the Combination Agreement; and

          (b) Pursuant to the Combination Agreement, Parent and Exchangeco are required to execute a voting and exchange trust agreement substantially in the form of this Agreement.

     In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

                                   ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

1.1  DEFINITIONS

     In this Agreement, the following terms shall have the following meanings:

          "AFFILIATE" has the meaning ascribed thereto in the CBCA.

          "ARRANGEMENT" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto.

          "AUTOMATIC EXCHANGE RIGHTS" means the benefit of the obligation of Parent to effect the automatic exchange of Exchangeable Shares for Parent Common Shares pursuant to section 5.12.

          "BENEFICIARIES" means the registered holders from time to time of Exchangeable Shares, other than Parent and Parent's Affiliates.

          "BENEFICIARY VOTES" has the meaning ascribed thereto in section 4.2.

          "BOARD OF DIRECTORS" means the Board of Directors of Exchangeco.

          "BUSINESS DAY" means any day on which commercial banks are open for business in Milpitas, California, New York, New York and Montreal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Milpitas, California under applicable laws, in Montreal, Quebec under applicable laws or in New York, New York under applicable laws.

          "CALLCO" means 3942163 Canada Inc., a corporation existing under the laws of Canada and being a wholly-owned indirect subsidiary of Parent and a corporation for U.S. federal income tax purposes.

          "CANADIAN DOLLAR EQUIVALENT" means, in respect of an amount expressed in a currency other than Canadian dollars (the "FOREIGN CURRENCY AMOUNT") at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be determined by the Board of Directors to be appropriate for such purpose.

          "CBCA" means the Canada Business Corporations Act, as amended from time to time.

          "COURT" means the Superior Court of Justice (Quebec).

          "CURRENT MARKET PRICE" means, in respect of a Parent Common Share on any date, the Canadian Dollar Equivalent of the average of the closing prices of Parent Common Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the NYSE, or, if the Parent Common Shares are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Parent Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided however, that if in the opinion of the Board of Directors the public distribution or trading activity of Parent Common Shares during such period does not create a market which reflects the fair market value of a Parent Common Share, then the Current Market Price of a Parent Common Share shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

          "EXCHANGE RIGHT" has the meaning ascribed thereto in section 5.1.

          "EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of Exchangeco, having the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement.

          "GOVERNMENTAL ENTITY" means any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule-or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange, including without limitation The Toronto Stock Exchange or the NYSE.

          "INDEMNIFIED PARTIES" has the meaning ascribed thereto in section 9.1.

          "INSOLVENCY EVENT" means (i) the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Exchangeco to contest in good faith any such proceedings commenced in respect of Exchangeco within 30 days of becoming aware thereof, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due, or (iv) Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 6.6 of the Share Provisions.

          "LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

          "LIQUIDATION EVENT" has the meaning ascribed thereto in section 5.12.

          "LIQUIDATION EVENT EFFECTIVE DATE" has the meaning ascribed thereto in section 5.12.

          "LIST" has the meaning ascribed thereto in section 4.6.

          "NOVA SCOTIA COMPANY" means Solectron Canada ULC, an unlimited liability company existing under the laws of Nova Scotia, being a wholly-owned direct subsidiary of Parent.

          "NYSE" means the New York Stock Exchange, Inc. or its successors.

          "OFFICER'S CERTIFICATE" means, with respect to Parent or Exchangeco, as the case may be, a certificate signed by any officer or director of Parent or Exchangeco, as the case may be.

          "PARENT CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

          "PARENT COMMON SHARE" means a share of common stock in the capital of Parent (including any attached rights issued pursuant to the Preferred Stock Rights Agreement dated as of June 29, 2001 between Parent and Fleet National Bank as amended, supplemented and/or restated from time to time) and any other securities into which such shares may be changed and, in the event of any transaction described in Section 11.1, the corresponding shares in the capital of Parent Successor.

          "PARENT CONSENT" has the meaning ascribed thereto in section 4.2.

          "PARENT MEETING" has the meaning ascribed thereto in section 4.2.

          "PARENT SUCCESSOR" has the meaning ascribed thereto in section
     11.1(a).

          "PERSON" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

          "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Exhibit C to the Combination Agreement and any amendments or variations thereto made in accordance with the Combination Agreement or the Plan of Arrangement or made at the direction of the Court.

          "REDEMPTION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

          "RETRACTED SHARES" has the meaning ascribed thereto in section 5.7.

          "RETRACTION CALL RIGHT" has the meaning ascribed thereto in the Share Provisions.

          "SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares set forth in Appendix 1 to the Plan of Arrangement.

          "SPECIAL VOTING SHARE" means the share of Series A Preferred Stock of Parent which entitles the holder of record of such share to a number of votes at meetings of holders of Parent Common Shares equal to the number of votes that the holders of Exchangeable Shares outstanding from time to time (other than Exchangeable Shares held by Parent or subsidiaries of Parent or held by Persons directly or indirectly controlled by or under common control with Parent, all as set out in the share provisions attaching to such share of Series A Preferred Stock) would be entitled to if all such Exchangeable Shares were exchanged by the holders thereof for Parent Common Shares pursuant to the terms of the Exchangeable Shares, which share is to be issued to, deposited with and voted by the Trustee as described herein.

          "SUPPORT AGREEMENT" means the support agreement made as of even date herewith among Exchangeco, Callco, Nova Scotia Company and Parent substantially in the form and content of Exhibit D to the Combination Agreement, as amended in accordance with the terms of the Support Agreement.

          "TRUST" means the bare trust created by this Agreement under the laws of the Province of Ontario.

          "TRUST ESTATE" means the Special Voting Share, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

          "TRUSTEE" means -- and, subject to the provisions of Article 10, includes any successor trustee.

          "VOTING RIGHTS" means the voting rights attached to the Special Voting Share.

1.2  INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

     The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "ARTICLE" or "SECTION" followed by a number or a letter refer to the specified Article or section of this Agreement. The terms "THIS AGREEMENT", "HEREOF", "HEREIN" and "HEREUNDER" and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3  NUMBER, GENDER, ETC.

     Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4  DATE FOR ANY ACTION

     If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                   ARTICLE 2

                              PURPOSE OF AGREEMENT

2.1  ESTABLISHMENT OF TRUST

     The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

                                   ARTICLE 3

                              SPECIAL VOTING SHARE

3.1  ISSUE AND OWNERSHIP OF THE SPECIAL VOTING SHARE

     Immediately following execution of this Agreement, Parent shall issue to and deposit with the Trustee the Special Voting Share (and shall deliver the certificate representing such share to the Trustee) to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of U.S.$1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share, provided that the Trustee shall:

          (a) hold the Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

          (b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Share) other than the purposes for which this Trust is created pursuant to this Agreement.

3.2  LEGENDED SHARE CERTIFICATES

     Exchangeco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.

3.3  SAFE KEEPING OF CERTIFICATE

     The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee.

                                   ARTICLE 4

                           EXERCISE OF VOTING RIGHTS

4.1  VOTING RIGHTS

     The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the stockholders of Parent at a Parent Meeting or in connection with a Parent Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee subject to the terms of this Agreement. Subject to section 7.15:

          (a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries on the record date established by Parent or by applicable law for such Parent Meeting or Parent Consent who are entitled to instruct the Trustee as to the voting thereof; and

          (b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2  NUMBER OF VOTES

     With respect to all meetings of stockholders of Parent at which holders of Parent Common Shares are entitled to vote (each, a "PARENT MEETING") and with respect to all written consents sought by Parent from its stockholders including the holders of Parent Common Shares (each, a "PARENT CONSENT"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the votes comprised in the Voting Rights for each Exchangeable Share owned of record by such Beneficiary on the record date established by Parent or by applicable law for such Parent Meeting or Parent Consent, as the case may be (the "BENEFICIARY VOTES"), in respect of each matter, question, proposal or proposition to be voted on at such Parent Meeting or in connection with such Parent Consent.

4.3  MAILINGS TO STOCKHOLDERS

     With respect to each Parent Meeting and Parent Consent, the Trustee will promptly mail or cause to be mailed (or otherwise communicate in the same manner as Parent utilizes in communications to holders of Parent Common Shares, subject to applicable regulatory requirements and the Trustee being advised in writing as to that manner of communications, and provided that such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence wherever practicable on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Parent to its stockholders:

          (a) a copy of such notice, together with any related materials, including, without limitation, any circular or information statement or listing particulars, to be provided to stockholders of Parent in connection with the Parent Meeting or Parent Consent;

          (b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Parent Meeting or Parent Consent or, pursuant to section 4.7, to attend such Parent Meeting and to exercise personally the Beneficiary Votes thereat;

          (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

             (i) a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

             (ii) a proxy to a designated agent or other representative of the management of Parent to exercise such Beneficiary Votes;

          (d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

          (e) a form of direction whereby the Beneficiary may instruct the Trustee as to voting and as otherwise contemplated herein; and

          (f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Parent Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

     The materials referred to in this section 4.3 are to be provided to the Trustee by Parent, and the materials referred to in section 4.3(c), section 4.3(e) and section 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. Parent shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Parent Common Shares. Parent agrees not to communicate with holders of Parent Common Shares with respect to the materials referred to in this section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.

     For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Parent Meeting or Parent Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Parent or by applicable law for purposes of determining shareholders entitled to vote at such Parent Meeting or in respect of such Parent Consent. Parent will notify the Trustee of any decision of the Board of Directors of Parent with respect to the calling of any Parent Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

4.4  COPIES OF SHAREHOLDER INFORMATION

     Parent will deliver to the Trustee copies of all proxy materials (including notices of Parent Meetings but excluding proxies to vote Parent Common Shares), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed by Parent from time to time to holders of Parent Common Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Parent Common Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Parent, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Parent) received by the Trustee from Parent contemporaneously with the sending of such materials to holders of Parent Common Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Toronto and in Montreal all proxy materials, information statements, reports and other written communications that are:

          (a) received by the Trustee as the registered holder of the Special Voting Share and made available by Parent generally to the holders of Parent Common Shares; or

          (b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Parent.

4.5  OTHER MATERIALS

     As soon as reasonably practicable after receipt by Parent or shareholders of Parent (if such receipt is known by Parent) of any material sent or given by or on behalf of a third party to holders of Parent Common Shares generally, including without limitation, dissident proxy and information circulars (and related information and material) and take-over bid and securities exchange take-over bid circulars (and related information and material), provided such material has not been sent to the Beneficiaries by or on behalf of such third party, Parent shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Parent, copies of all such materials received by the Trustee from Parent. The Trustee will also make available for inspection during regular business hours by any Beneficiary at the Trustee's principal office in Toronto and in Montreal copies of all such materials.

4.6  LIST OF PERSONS ENTITLED TO VOTE

     Exchangeco shall, (a) prior to each annual, general and special Parent Meeting or the seeking of any Parent Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "LIST") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Parent Meeting or a Parent Consent, at the close of business on the record date established by Parent or pursuant to applicable law for determining the holders of Parent Common Shares entitled to receive notice of or to vote at such Parent Meeting or to give consent in connection with such Parent Consent. Each such List shall be delivered to the Trustee promptly after receipt by Exchangeco of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Parent agrees to give Exchangeco notice (with a copy to the Trustee) of the calling of any Parent Meeting or the seeking of any Parent Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Exchangeco to perform its obligations under this section 4.6.

4.7  ENTITLEMENT TO DIRECT VOTES

     Subject to sections 4.8 and 4.11, any Beneficiary named in a List prepared in connection with any Parent Meeting or Parent Consent will be entitled (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8  VOTING BY TRUSTEE AND ATTENDANCE OF TRUSTEE REPRESENTATIVE AT MEETING

     In connection with each Parent Meeting and Parent Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.

     The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Parent Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9  DISTRIBUTION OF WRITTEN MATERIALS

     Any written materials distributed by the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Parent utilizes in communications to holders of Parent Common Shares, subject to applicable regulatory requirements and the Trustee being advised in writing as to that manner of communications, and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Exchangeco. Exchangeco shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

          (a) a current List; and

          (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10  TERMINATION OF VOTING RIGHTS

     All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Parent, Callco, Nova Scotia Company or Exchangeco, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon (i) the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for Parent Common Shares, as specified in Article 5 (unless, in either case, Parent shall not have delivered or cause to be delivered the requisite Parent Common Shares issuable in exchange therefor to the Trustee pending delivery to the Beneficiaries), or (ii) the retraction or redemption of Exchangeable Shares pursuant to Article 6 or 7 of the Share Provisions, or (iii) the effective date of the liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Share Provisions, or (iv) the purchase of Exchangeable Shares from the holder thereof by Callco or Parent, as the case may be, pursuant to the exercise by Callco of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right or the exercise by Parent of the Parent Call Right.

4.11  DISCLOSURE OF INTEREST IN EXCHANGEABLE SHARES

     The Trustee or Exchangeco shall be entitled to require any Beneficiary or any Person who the Trustee or Exchangeco know or have reasonable cause to believe to hold any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to whom has an interest in such Exchangeable Share as would be required (if the Exchangeable Shares were a class of "equity shares" of Exchangeco) under section 101 of the Securities Act (Ontario) or under section 147.11 of the Securities Act (Quebec), as each may be amended from time to time, or as would be required under the articles of Parent or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority, of the United States if the Exchangeable Shares were Parent Common Shares.

                                   ARTICLE 5

                  EXCHANGE RIGHT AND AUTOMATIC EXCHANGE RIGHTS

5.1  GRANT AND OWNERSHIP OF EXCHANGE RIGHTS

     Parent hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "EXCHANGE RIGHT"), upon the occurrence and during the continuance of an Insolvency Event, to require Parent to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

          (a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

          (b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

     The obligations of Parent to issue Parent Common Shares pursuant to the Exchange Right or the Automatic Exchange Rights are subject to all applicable laws and regulatory and stock exchange requirements.

5.2  LEGENDED SHARE CERTIFICATES

     Exchangeco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

          (a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

          (b) the Automatic Exchange Rights.

5.3  GENERAL EXERCISE OF EXCHANGE RIGHT

     The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4  PURCHASE PRICE

     The purchase price payable by Parent for each Exchangeable Share to be purchased by Parent under the Exchange Right shall be an amount per share equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by Parent delivering or causing to be delivered to the Trustee on behalf of such holder one Parent Common Share, plus (ii) to the extent not paid by Exchangeco on the designated payment date therefor, an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of the purchase and sale. In connection with each exercise of the Exchange Right, Parent shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The total purchase price for each such Exchangeable Share so purchased may be satisfied only by Parent delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one Parent Common Share and on the applicable payment date a cheque for the balance, if any, of the purchase price without interest, less any amounts withheld pursuant to section 5.13. Upon payment by Parent of such purchase price the relevant Beneficiary shall cease to have any right to be paid by Exchangeco any amount in respect of declared and unpaid dividends on each such Exchangeable Share and Exchangeco shall cease to be obligated to pay any amount in respect of such dividends.

5.5  EXERCISE INSTRUCTIONS

     Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Exchangeco. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, as its principal office in Toronto or Montreal or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Parent to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of Exchangeco and such additional documents and instruments as the Trustee, Parent and Exchangeco may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Parent to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Parent free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Parent Common Shares transferable in connection with the exercise of the Exchange Right are to be registered and (iv) the names and addresses of the Persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, Exchangeco and Parent of payment) of the taxes (if any) payable as contemplated by section 5.8. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Parent under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Exchangeco.

5.6  DELIVERY OF PARENT COMMON SHARES

     Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Parent to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by section 5.8 or evidence thereof), duly endorsed for transfer to Parent, the Trustee shall notify Parent and Exchangeco of its receipt of the same, which notice to Parent and Exchangeco shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and Parent shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other Persons, if any, properly designated by such Beneficiary) certificates representing the number of Parent Common Shares issuable in connection with the exercise of the Exchange Right, and on the applicable payment date cheques payable at par at any branch of the bankers of Parent for the balance, if any, of the total purchase price therefor without interest (but in each case less any amounts withheld pursuant to section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Exchangeco and Parent of the payment of) the taxes (if any) payable as contemplated by section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Parent and Exchangeco of the exercise of the Exchange Right as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Parent all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate free and clear of any lien, claim or encumbrance and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Parent Common Shares is not delivered by, or on behalf of, Parent to the Trustee within five Business Days of the date of the giving of such notice by the Trustee or the balance of the purchase price, if any, is not paid by Parent on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such Parent Common Shares are so delivered, and the balance of the purchase price, if any, has been paid, by Parent. Upon delivery by Parent to the Trustee of such Parent Common Shares, and the balance of the purchase price, if any, the Trustee shall deliver such Parent Common Shares to such Beneficiary (or to such other Persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Parent Common Shares delivered to it pursuant to the Exchange Right.

5.7  EXERCISE OF EXCHANGE RIGHT SUBSEQUENT TO RETRACTION

     In the event that a Beneficiary has exercised its right under Article 6 of the Share Provisions to require Exchangeco to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "RETRACTED SHARES") and is notified by Exchangeco pursuant to section 6.6 of the Share Provisions that Exchangeco will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Exchangeco pursuant to section 6.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Exchangeco or Callco, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Exchangeco is unable to redeem. In any such event, Exchangeco hereby agrees with the Trustee and in favour of the Beneficiary to promptly notify the Trustee of such prohibition against Exchangeco redeeming all of the Retracted Shares and to promptly forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Exchangeco or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Exchangeco is not permitted to redeem and will require Parent to purchase such shares in accordance with the provisions of this Article 5.

5.8  TAXES

     Upon any sale of Exchangeable Shares to Parent pursuant to the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing Parent Common Shares to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing, provided such direction is received by Parent prior to the time such shares are issued, without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of Parent, Exchangeco or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer of such Exchangeable Shares to Parent or in respect of the issuance or delivery of such Parent Common Shares to such Beneficiary or any other Person including, without limitation, in the event that Parent Common Shares are being issued or transferred in the name of a clearing service or depositary or a nominee thereof, or (b) shall have evidenced to the satisfaction of the Trustee, Parent and Exchangeco that such taxes, if any, have been paid.

5.9  NOTICE OF INSOLVENCY EVENT

     As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Exchangeco and Parent shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Exchangeco or Parent of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Parent (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Parent, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10  QUALIFICATION OF PARENT COMMON SHARES

     Parent covenants that if any Parent Common Shares to be issued and delivered pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority or stock exchange under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian or United States federal, provincial or state legal requirement before such shares may be issued and delivered by Parent to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Parent for purposes of Canadian provincial securities law or an "affiliate" of Parent for purposes of United States federal or state securities law), Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause such Parent Common Shares to be and remain duly registered, qualified or approved. Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Parent Common Shares to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which issued Parent Common Shares have been listed by Parent and remain listed and are quoted or posted for trading at such time.

5.11  PARENT COMMON SHARES

     Parent hereby represents, warrants and covenants that the Parent Common Shares issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12  AUTOMATIC EXCHANGE ON LIQUIDATION OF PARENT

     Parent will give the Trustee written notice of each of the following events at the time set forth below:

          (a) in the event of any determination by the Board of Directors of Parent to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Parent or to effect any other distribution of assets of Parent among its stockholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

          (b) as soon as practicable following the earlier of (A) receipt by Parent of notice of, and (B) Parent otherwise becoming aware of, any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Parent or to effect any other distribution of assets of Parent among its stockholders for the purpose of winding up its affairs, in each case where Parent has failed to contest in good faith any such proceeding commenced in respect of Parent within 30 days of becoming aware thereof.

     As soon as practicable following receipt by the Trustee from Parent of notice of any event (a "LIQUIDATION EVENT") contemplated by section 5.12(a) or 5.12(b), the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by Parent and shall include a brief description of the automatic exchange of Exchangeable Shares for Parent Common Shares provided for in section 5.12.

     In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Parent Common Shares in the distribution of assets of Parent in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "LIQUIDATION EVENT EFFECTIVE DATE") of a Liquidation Event, all of the then outstanding Exchangeable Shares (other than those owned by Parent and its Affiliates) shall be automatically exchanged for Parent Common Shares. To effect such automatic exchange, Parent shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, free and clear of any lien, claim or encumbrance, for a purchase price per share equal to the sum of:
(i) the Current Market Price of a Parent Common Share on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by Parent delivering to the Beneficiary one Parent Common Share, and (ii) to the extent not paid by Exchangeco on the designated payment date therefor, an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange. Parent shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share.

     On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Parent Common Shares shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to Parent all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares free and clear of any lien, claim or encumbrance and the related interest in the Trust Estate, Exchangeco shall have no liability to pay an amount in respect of declared and unpaid dividends to any Beneficiary and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Parent shall deliver or cause to be delivered to the Beneficiary the Parent Common Shares deliverable upon the automatic exchange of Exchangeable Shares for Parent Common Shares and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares, without interest, in each case less any amounts withheld pursuant to section
5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Parent Common Shares issued pursuant to the automatic exchange of such Beneficiary's Exchangeable Shares for Parent Common Shares and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Parent pursuant to such automatic exchange shall thereafter be deemed to represent Parent Common Shares issued to the Beneficiary by Parent pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Parent Common Shares, duly endorsed in blank and accompanied by such instruments of transfer as Parent may reasonably require, Parent shall deliver or cause to be delivered to the Beneficiary certificates representing the Parent Common Shares of which the Beneficiary is the holder.

5.13  WITHHOLDING RIGHTS

     Parent, Exchangeco and the Trustee shall be entitled to deduct and withhold from any dividend or consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Parent Common Shares such amounts as Parent, Exchangeco or the Trustee is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case as amended or succeeded, or entitled to withhold under section 116 of the Income Tax Act (Canada) or any corresponding provisions of provincial law. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Parent, Exchangeco and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Parent, Exchangeco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Parent, Exchangeco or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. Parent represents and warrants to the Trustee in its capacity as trustee on behalf of the Beneficiaries that, based upon facts currently known to it, it has no current intention, as at the date of this Agreement, to deduct or withhold, from any dividend paid to holders of Exchangeable Shares, any amounts under the United States Internal Revenue Code of 1986.

5.14  NO FRACTIONAL SHARES

     A holder of an Exchangeable Share shall not be entitled to any fraction of a Parent Common Share upon the exercise of the Exchange Right or Automatic Exchange Rights hereunder and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from Parent on the designated payment date to the extent not paid by Callco or Exchangeco a cash payment equal to such fractional interest multiplied by the Current Market Price.

5.15  PROHIBITION ON VOLUNTARY LIQUIDATION

     Parent covenants that it shall not, and agrees to cause Callco to not, take any action relating to a voluntary liquidation, dissolution or winding-up of Exchangeco or its successors or Callco or its successors, as the case may be, prior to the Redemption Date (as defined in the Share Provisions) that results in the recognition under the Income Tax Act (Canada) (or the provincial Quebec equivalent) of any accrued gain on a holder's Exchangeable Shares, recognition of which was deferred on the consummation of the transactions contemplated by the Combination Agreement.

                                   ARTICLE 6

                 RESTRICTIONS ON ISSUE OF SPECIAL VOTING SHARES

6.1  ISSUE OF ADDITIONAL SHARES

     During the term of this Agreement, Parent will not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with section 10.2 of the Share Provisions, issue any additional Special Voting Shares.

                                   ARTICLE 7

                             CONCERNING THE TRUSTEE

7.1  POWERS AND DUTIES OF THE TRUSTEE

     The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

          (a) receipt and deposit of the Special Voting Share from Parent as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

          (b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

          (c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

          (d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Parent as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

          (e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Parent Common Shares and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

          (f) holding title to the Trust Estate;

          (g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

          (h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Parent and Exchangeco under this Agreement; and

          (i) taking such other actions and doing such other things as are specifically provided in this Agreement.

     In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all Persons.

     The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

     The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2  NO CONFLICT OF INTEREST

     The Trustee represents to Parent and Exchangeco that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to the Superior Court of Justice (Ontario) for an order that the Trustee be replaced as Trustee hereunder.

7.3  DEALINGS WITH TRANSFER AGENTS, REGISTRARS, ETC.

     Parent and Exchangeco irrevocably authorize the Trustee, from time to time, to:

          (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Parent Common Shares; and

          (b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Parent Common Shares, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights in the manner specified in Article 5.

     Parent and Exchangeco irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Parent covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights, in each case pursuant to Article 5.

7.4  BOOKS AND RECORDS

     The Trustee shall keep available for inspection by Parent and Exchangeco at the Trustee's principal offices in Toronto and Montreal correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before September 15, 2002, and on or before September 15th in every year thereafter, so long as the Special Voting Share is registered in the name of the Trustee, the Trustee shall transmit to Parent and Exchangeco a brief report, dated as of the preceding August 31st, with respect to:

          (a) the property and funds comprising the Trust Estate as of that date;

          (b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the delivery by or on behalf of Parent of Parent Common Shares in connection with the Exchange Right, during the fiscal year of Parent ended on such August 31st; and

          (c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

7.5  INCOME TAX RETURNS AND REPORTS

     The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Parent or Exchangeco). If requested by the Trustee, Parent or Exchangeco shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

7.6  INDEMNIFICATION PRIOR TO CERTAIN ACTIONS BY TRUSTEE

     The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4, subject to section 7.15, and with respect to the Exchange Right pursuant to
Article 5, subject to section 7.15, and with respect to the Automatic Exchange Rights pursuant to Article 5, subject to section 7.15.

     None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

7.7  ACTION OF BENEFICIARIES

     No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Right or the Automatic Exchange Rights, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

7.8  RELIANCE UPON DECLARATIONS

     The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 7.9, if applicable, and with any other applicable provisions of this Agreement.

7.9  EVIDENCE AND AUTHORITY TO TRUSTEE

     Parent or Exchangeco shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Parent or Exchangeco or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Parent and/or Exchangeco promptly if and when:

          (a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

          (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Parent or Exchangeco written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

     Such evidence shall consist of an Officer's Certificate of Parent or Exchangeco or a statutory declaration or a certificate made by Persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

     Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Parent or Exchangeco, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Parent or Exchangeco it shall be in the form of an Officer's Certificate or a statutory declaration.

     Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the Person giving the evidence:

          (a) declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

          (b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

          (c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10  EXPERTS, ADVISORS AND AGENTS

     The Trustee may:

          (a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Parent or Exchangeco or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

          (b) retain or employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder; and

          (c) pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11  INVESTMENT OF MONEYS HELD BY TRUSTEE

     Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Exchangeco. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Exchangeco, in the deposit department of the Trustee or any other specified loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

7.12  TRUSTEE NOT REQUIRED TO GIVE SECURITY

     The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

7.13  TRUSTEE NOT BOUND TO ACT ON REQUEST

     Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Parent or Exchangeco or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14  AUTHORITY TO CARRY ON BUSINESS

     The Trustee represents to Parent and Exchangeco that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the provinces of Canada but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in
Article 10.

7.15  CONFLICTING CLAIMS

     If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any Person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

          (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

          (b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

     If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16  ACCEPTANCE OF TRUST

     The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

                                   ARTICLE 8

                                  COMPENSATION

8.1  FEES AND EXPENSES OF THE TRUSTEE

     Parent and Exchangeco jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income or capital of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Parent and Exchangeco shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with fraud, negligence, recklessness or wilful misconduct.

                                   ARTICLE 9

                  INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1  INDEMNIFICATION OF THE TRUSTEE

     Parent and Exchangeco jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers and agents appointed and acting in accordance with this Agreement (collectively, the "INDEMNIFIED PARTIES") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Parent or Exchangeco pursuant hereto.

     In no case shall Parent or Exchangeco be liable under this indemnity for any claim against any of the Indemnified Parties unless Parent and Exchangeco shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, Parent and Exchangeco shall be entitled to participate at their own expense in the defence and, if Parent and Exchangeco so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Parent or Exchangeco; or (ii) the named parties to any such suit include both the Trustee and Parent or Exchangeco and the Trustee shall have been advised by counsel acceptable to Parent or Exchangeco that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Parent or Exchangeco and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Parent and Exchangeco shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

9.2  LIMITATION OF LIABILITY

     The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE 10

                               CHANGE OF TRUSTEE

10.1  RESIGNATION

     The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Parent and Exchangeco specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Parent and Exchangeco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Parent and Exchangeco shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Parent and Exchangeco shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

10.2  REMOVAL

     The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Parent and Exchangeco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

10.3  SUCCESSOR TRUSTEE

     Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Parent and Exchangeco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Parent and Exchangeco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Parent, Exchangeco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4  NOTICE OF SUCCESSOR TRUSTEE

     Upon acceptance of appointment by a successor trustee as provided herein, Parent and Exchangeco shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Parent or Exchangeco shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Parent and Exchangeco.

                                   ARTICLE 11

                               PARENT SUCCESSORS

11.1  CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

     As long as any outstanding Exchangeable Shares are owned by any Person other than Parent or any of its Affiliates, Parent shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom unless, but may do so if:

          (a) such other Person or continuing corporation or, in the event of any merger, amalgamation or similar transaction pursuant to which holders of shares in Parent are entitled to receive shares in the capital of any corporation or other legal entity other than such other Person or continuing corporation, then such corporation or legal entity (in each case, the "PARENT SUCCESSOR") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto or otherwise agrees to become bound by the terms and provisions of this Agreement, in either case together with such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Parent under this Agreement; and

          (b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

11.2  VESTING OF POWERS IN SUCCESSOR

     Whenever the conditions of section 11.1 have been duly observed and performed, the Trustee, Parent Successor, Exchangeco and Parent, as applicable, shall, if required by section 11.1, execute and deliver the supplemental trust agreement provided for in Article 12 and thereupon Parent Successor shall possess and from time to time may exercise each and every right and power of Parent under this Agreement in the name of Parent or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of Parent, or any officers of Parent, may be done and performed with like force and effect by the directors or officers of such Parent Successor.

11.3  WHOLLY-OWNED SUBSIDIARIES

     Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Parent with or into Parent or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Parent (if all of the assets of such subsidiary are transferred to Parent or another wholly-owned direct or indirect subsidiary of Parent) or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Parent among the shareholders of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 11.

                                   ARTICLE 12

                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1  AMENDMENTS, MODIFICATIONS, ETC.

     Subject to Sections 12.2, 12.4 and 14.1, this Agreement may not be amended or modified except by an agreement in writing executed by Parent, Exchangeco and the Trustee and approved by the Beneficiaries in accordance with section 10.2 of the Share Provisions. No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

12.2  MINISTERIAL AMENDMENTS

     Notwithstanding the provisions of section 12.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

          (a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of Parent and Exchangeco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

          (b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Parent and Exchangeco and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries, it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

          (c) making such changes or corrections which, on the advice of counsel to Parent, Exchangeco and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of each of Parent and Exchangeco shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

12.3  MEETING TO CONSIDER AMENDMENTS

     Exchangeco, at the request of Parent, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Exchangeco, the Share Provisions and all applicable laws.

12.4  CHANGES IN CAPITAL OF PARENT AND EXCHANGECO

     At all times after the occurrence of any event contemplated pursuant to section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Parent Common Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Common Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

12.5  EXECUTION OF SUPPLEMENTAL TRUST AGREEMENTS

     From time to time Exchangeco (when authorized by a resolution of its Board of Directors), Parent (when authorized by a resolution of its Board of Directors), and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

          (a) evidencing the succession of Parent Successors and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 11 and the successors of the Trustee or any successor trustee in accordance with the provisions of Article 10;

          (b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Parent, Exchangeco, the Trustee or this Agreement; and

          (c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

                                   ARTICLE 13

                                  TERMINATION

13.1  TERM

     The Trust created by this Agreement shall continue until the earliest to occur of the following events:

          (a) no outstanding Exchangeable Shares are held by a Beneficiary;

          (b) each of Parent and Exchangeco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with section 10.2 of the Share Provisions; and

          (c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

13.2  SURVIVAL OF AGREEMENT

     This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Articles 8 and 9 shall survive any such termination of this Agreement.

                                   ARTICLE 14

                                    GENERAL

14.1  SEVERABILITY

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

14.2  ENUREMENT

     This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and, subject to the terms hereof, to the benefit of the Beneficiaries and is specifically assignable to any Affiliate of Parent without the consent of the Beneficiaries or the Trustee.

14.3  NOTICES TO PARTIES

     All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

     (a) To Parent or Exchangeco at:

        c/o Solectron Corporation
        777 Gibraltar Drive, Building 5
        Milpitas, CA 95035

         Attention: Chairman, President and Chief Executive Officer
         Facsimile: 408-956-6063

     with a copy (which shall not constitute notice) to:

         Osler, Hoskin & Harcourt LLP
         800 Rene-Levesque Boulevard West
         Suite 800
         Montreal, Quebec
         H3B 1X9

         Attention: H.B. Clay Horner
                    E.A. (Ward) Sellers

         Facsimile: (416) 862-6666 and
                    (514) 904-8101

     (b) To the Trustee at:

           --
           --

           Attention: --
           Facsimile: --

     Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4  NOTICE TO BENEFICIARIES

     Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Exchangeco from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

14.5  RISK OF PAYMENTS BY POST

     Whenever payments are to be made or documents are to be sent to any Beneficiary by the Trustee or by a Beneficiary to the Trustee, the making of such payment or sending of such document sent through the post shall be at the risk of Parent and Exchangeco, in the case of payments made or documents sent by the Trustee, and at the risk of the Beneficiary, in the case of payments made or documents sent by the Beneficiary.

14.6  COUNTERPARTS

     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.7  JURISDICTION

     This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

14.8  ATTORNMENT

     Each of the Trustee, Parent and Exchangeco agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction, and Parent hereby appoints Exchangeco at its registered office in the Province of Ontario as attorney for service of process.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                          SOLECTRON CORPORATION

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          SOLECTRON GLOBAL SERVICES
                                          CANADA INC.

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          [TRUSTEE]

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                    ANNEX F

                          C-MAC ARRANGEMENT RESOLUTION

                           FORM OF COMPANY RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

     The arrangement (the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving C-MAC Industries Inc. ("C-MAC"), as more particularly described and set forth in the Management Information Circular (the "CIRCULAR") of C-MAC accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended), is hereby authorized, approved and adopted.

     The plan of arrangement involving C-MAC (the "PLAN OF ARRANGEMENT"), the full text of which is included as Annex C to the Circular, as the same may be or may have been modified or amended, is hereby authorized, approved and adopted.

     Notwithstanding that this resolution has been passed by the securityholders of C-MAC or that the Arrangement has been approved by the Superior Court of Quebec, the directors of C-MAC are hereby authorized and empowered without further notice to or approval of the securityholders of C-MAC (i) to amend the combination agreement entered into among C-MAC, Solectron Corporation and 3924548 Canada Inc. on August 8, 2001, as amended by an amendment to the combination agreement entered into among C-MAC, Solectron Corporation and Solectron Global Services Canada Inc. on September 7, 2001 (the "COMBINATION AGREEMENT") and the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the issuance of a Certificate of Arrangement giving effect to the Arrangement.

     Any one officer or director of C-MAC is hereby authorized and directed for and on behalf of C-MAC to execute, and to deliver Articles of Arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Combination Agreement for filing.

     Any one officer or director of C-MAC is hereby authorized and directed for an on behalf of C-MAC to execute or cause to be executed, and to deliver or cause to be delivered, all such documents, agreements and instruments and to perform or cause to be performed all such other acts and things as such director or officer of C-MAC shall determine to be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                    ANNEX G

         OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

August 8, 2001

Board of Directors
Solectron Corporation
847 Gibraltar Drive
Building 5
Milpitas, CA 95035

Members of the Board of Directors:

     Solectron Corporation (the "Acquiror"), 3924548 Canada Inc., an indirect wholly owned subsidiary of the Acquiror ("Exchangeco"), and C-MAC Industries Inc. (the "Company") propose to enter into a combination agreement dated as of August 8, 2001 (the "Agreement"), pursuant to which the Acquiror shall acquire indirect ownership of the corporation ("Amalco"), created by the amalgamation of the Company and a wholly-owned subsidiary of Exchangeco by way of a Plan of Arrangement (the "Plan of Arrangement") under section 192 of the Canada Business Corporations Act (the "Arrangement"). Pursuant to the Plan of Arrangement, Amalco will become a wholly owned subsidiary of Exchangeco. Shareholders of the Company will receive for each common share of the Company held by them, at the shareholder's option, 1.755 shares (the "Exchange Ratio") of either the common stock of the Acquiror (the "Acquiror Shares") or the non-voting exchangeable shares in the capital of Exchangeco (the "Exchangeable Shares") having the rights, privileges, restrictions and conditions set out in the Plan of Arrangement. Shareholders of the Company who are not Canadian residents will not be entitled to receive Exchangeable Shares.

     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Acquiror.

     In arriving at the opinion set forth below, we have, among other things:

        (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

        (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Arrangement (the "Expected Synergies") furnished to us by the Company and the Acquiror, respectively;

        (3) Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Arrangement and the Expected Synergies;

        (4) Reviewed the historical market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (6) Compared the proposed financial terms of the Arrangement with the financial terms of certain other transactions that we deemed to be relevant;

        (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

        (8) Reviewed the potential pro forma impact of the Arrangement;

        (9) Reviewed a draft of the Agreement dated August 8, 2001; and

        (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and upon the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Arrangement, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Arrangement. We have also assumed that the Arrangement will be consummated in accordance with the terms of the Agreement without waiver of any material condition.

     We are acting as financial advisor to the Acquiror in connection with the Arrangement and will receive a fee from the Acquiror for our services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory and financing services to the Acquiror and the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade Company Shares, as well as the Acquiror Shares and other securities of the Acquiror for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Arrangement and does not constitute a recommendation to any shareholder of the Company or the Acquiror as to how such shareholder should vote on the proposed Arrangement or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Arrangement.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Acquiror.

                                            Very truly yours,

                                            MERRILL LYNCH, PIERCE, FENNER &
                                            SMITH INCORPORATED

                                            /s/ MERRILL LYNCH, PIERCE, FENNER &
                                                SMITH INCORPORATED
                                        ----------------------------------------
                                            JCM

                                    ANNEX H

                   OPINION OF BANC OF AMERICA SECURITIES LLC

August 8, 2001

Board of Directors
C-MAC Industries Inc.
Place Sherbrooke
1010 Sherbrooke Street West, Suite 1610
Montreal, Quebec Canada H3A 2R7

Members of the Board of Directors:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of C-MAC Industries Inc. (the "Company") of the Exchange Ratio (as defined below) provided for in connection with the proposed combination by way of plan of arrangement (the "Arrangement") of the Company with an indirect wholly owned subsidiary of Solectron Corporation (the "Purchaser"). Pursuant to the terms of the Combination Agreement, dated as of August 8, 2001 (the "Agreement"), to be entered into among the Company, the Purchaser and 3924548 Canada Inc. ("Exchange Co."), the Company will amalgamate with an indirect wholly owned subsidiary of the Purchaser, and ultimately shareholders of the Company will receive for each common share of the Company (the "Company Common Shares") held by them, other than shares held by the Purchaser or any affiliate of the Purchaser or as to which dissent rights have been exercised and not withdrawn or lost, consideration equal to 1.755 (the "Exchange Ratio") shares of either Common Stock, par value $.001 per share, of the Purchaser (the "Purchaser Common Stock") or exchangeable shares (the "Exchangeable Shares") of Exchange Co. The terms and conditions of the Arrangement are more fully set out in the Agreement.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed publicly available financial statements and other business and financial information of the Company and the Purchaser;

          (ii) reviewed selected internal financial statements and other financial and operating data concerning the Company and the Purchaser;

          (iii) analyzed financial forecasts, reports and other information regarding the Company and the Purchaser published by research analysts from selected investment banking firms and discussed this information with representatives of management of the Company and the Purchaser;

          (iv) participated in meetings and discussions with representatives of the management of the Company and the Purchaser to discuss the business, operations, historical financial data and certain other financial and operating data of the respective companies;

          (v) reviewed and discussed with senior executives of the Company and the Purchaser information relating to strategic, financial and operational benefits anticipated (including the costs required to achieve the anticipated benefits) from the Arrangement, prepared by management of the Company and the Purchaser;

          (vi) considered the possible accretion and dilution effects that the transaction would have on the forward cash earnings per share of the Purchaser based on average projections by research analysts from selected investment banking firms;

          (vii) reviewed the reported prices and trading history for the Company Common Shares and the Purchaser Common Stock as compared to the reported prices and histories of other comparable companies we deemed relevant;

          (viii) compared the financial performance of the Company and the Purchaser with that of certain other publicly traded companies we deemed relevant;

Board of Directors
C-MAC Industries Inc.
August 8, 2001

          (ix) compared each of the Company and the Purchaser as stand alone entities from a financial point of view with selected public companies we deemed relevant;

          (x) compared financial terms to corresponding financial terms, to the extent publicly available, of selected recent business combination transactions we deemed relevant, including the "sunset clauses" attaching to the mandatory conversion of the Exchangeable Shares;

          (xi) considered the excess in purchase price (including that derived from exchange ratios) over the stock price of companies from transactions that we deemed relevant, in whole or in part, to the contemplated transaction;

          (xii) considered the contribution of several income statement items by the Purchaser and the Company on a percentage basis in comparison to the percentage ownership by each company's respective shareholders of the combined company;

          (xiii) participated in discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

          (xiv) reviewed the Agreement and related documents;

          (xv) considered the general tax treatment which will be afforded the Company's shareholders who are resident in Canada or the United States under the Arrangement, as described to us by the Company's and the Purchaser's tax advisors; and

          (xvi) performed such other financial studies, analyses and investigations and considered such other factors as we deemed relevant.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to such financial and other information, including financial forecasts published by research analysts from selected investment banking firms and information relating to strategic, financial and operational benefits anticipated from the Arrangement, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates at the time of their preparation and good faith judgments of the future financial performance of the Company and the Purchaser. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.

     We have relied upon, without independent verification, the assessment by the management of the Company and the Purchaser of their respective technology, products and services, and the integration of the Company's technology, products and services with the Purchaser's technology, products and services and the timing of introduction of future products incorporating such technology, products and services and the Company's ability to retain key managers.

     We have assumed that the definitive agreement for the Arrangement will be the same as the Agreement, and that the Arrangement will be consummated as contemplated in the Agreement, with full satisfaction of all covenants and conditions and without any waivers.

     We have assumed that the rights, terms and other privileges of the Exchangeable Shares are equivalent in all material respects to those of the Purchaser Common Stock.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a fee, a portion of which is contingent upon the consummation of the Arrangement and a portion of which is due upon rendering this opinion. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services for the Company and the Purchaser and have received fees for the rendering of these services, and

Board of Directors
C-MAC Industries Inc.
August 8, 2001

there is presently debt outstanding from the Company and the Purchaser to one or more of such affiliates. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and the Purchaser for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

     The Board of Directors of the Company has appointed an ad hoc committee to evaluate the Arrangement, and that committee is being advised by appointed legal and financial advisors.

     We were not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, no opinion is expressed as to whether any alternative transaction might produce consideration for the Company's shareholders in an amount in excess of that contemplated in the Arrangement.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Arrangement and is not on behalf of, and shall not confer rights or remedies upon, any person other than the Board of Directors. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the transactions contemplated by the Agreement with the Securities and Exchange Commission and the Canadian regulatory authorities and in any management information circular of the Company in respect of such transactions sent to shareholders of the Company pursuant to applicable securities laws, so long as this opinion is reproduced in such filing or management information circular in full and any description of or reference to us or summary of this opinion and the related analysis in such filing or management information circular is in a form acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion does not in any manner address the prices at which the Purchaser Common Stock or the Exchangeable Shares will trade following consummation of the Arrangement. In addition, we express no opinion or recommendation as to how the stockholders of the Company and the Purchaser should vote at the stockholders' meetings held in connection with the Arrangement.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to the Company's shareholders.

                                          Very truly yours,

                                          BANC OF AMERICA SECURITIES LLC

                                          /s/ BANC OF AMERICA SECURITIES LLC
                                          --------------------------------------

                                    ANNEX I

              SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

     190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

          (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

          (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

          (c) amalgamate otherwise than under section 184;

          (d) be continued under section 188;

          (e) sell, lease or exchange all or substantially all its property under subsection 189(3); OR

          (f) carry out a going-private transaction or a squeeze-out transaction.

FURTHER RIGHT -- SEC. 190(2)

     (2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

IF ONE OF CLASS OF SHARES -- SEC. 190(2.1)

     (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

PAYMENT FOR SHARES -- SEC. 190(3)

     (3) In addition to any other right he may have, but subject to subsection
(26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

NO PARTIAL DISSENT -- SEC. 190(4)

     (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

OBJECTION -- SEC. 190(5)

     (5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of his right to dissent.

NOTICE OF RESOLUTION -- SEC. 190(6)

     (6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

DEMAND FOR PAYMENT -- SEC. 190(7)

     (7) A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6) or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

          (a) his name and address;

          (b) the number and class of shares in respect of which he dissents;
     and

          (c) a demand for payment of the fair value of such shares.

SHARE CERTIFICATE -- SEC. 190(8)

     (8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

FORFEITURE -- SEC. 190(9)

     (9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

ENDORSING CERTIFICATE -- SEC. 190(10)

     (10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

SUSPENSION OF RIGHTS -- SEC. 190(11)

     (11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

          (a) the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12),

          (b) the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice, or

          (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case his rights as a shareholder are reinstated as of the date he sent the notice referred to in subsection (7).

OFFER TO PAY -- SEC. 190(12)

     (12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

          (a) a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

          (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

SAME TERMS -- SEC. 190(13)

     (13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

PAYMENT -- SEC. 190(14)

     (14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection
(12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

CORPORATION MAY APPLY TO COURT -- SEC. 190(15)

     (15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

SHAREHOLDER APPLICATION TO COURT -- SEC. 190(16)

     (16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

VENUE -- SEC. 190(17)

     (17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

NO SECURITY FOR COSTS -- SEC. 190(18)

     (18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

PARTIES -- SEC. 190(19)

     (19) On an application to a court under subsection (15) or (16),

          (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

          (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

POWERS OF COURT -- SEC. 190(20)

     (20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

APPRAISERS -- SEC. 190(21)

     (21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

FINAL ORDER -- SEC. 190(22)

     (22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

INTEREST -- SEC. 190(23)

     (23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

NOTICE THAT SUBSECTION (26) APPLIES -- SEC. 190(24)

     (24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

EFFECT WHERE SUBSECTION (26) APPLIES -- SEC. 190(25)

     (25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

          (a) withdraw his notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

          (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

LIMITATION -- SEC. 190(26)

     (26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

          (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

          (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                                    ANNEX J

                  SOLECTRON CONSOLIDATED FINANCIAL STATEMENTS

   Condensed Consolidated Balance Sheets....................   J-2
   Condensed Consolidated Statements of Operations..........   J-3
   Condensed Consolidated Statements of Comprehensive
  Income....................................................   J-4
   Condensed Consolidated Statements of Cash Flows..........   J-5
   Notes to Condensed Consolidated Financial Statements.....   J-6
   Consolidated Balance Sheets..............................  J-18
   Consolidated Statements of Income........................  J-19
   Consolidated Statements of Stockholders' Equity..........  J-20
   Consolidated Statements of Comprehensive Income..........  J-21
   Consolidated Statements of Cash Flows....................  J-22
   Notes to Consolidated Financial Statements...............  J-23
   Schedule II -- Valuation and Qualifying Accounts.........  J-48
   Independent Auditors' Report.............................  J-49

                   NATSTEEL CONSOLIDATED FINANCIAL STATEMENTS

   Independent Auditors' Report.............................  J-50
   Consolidated Balance Sheet...............................  J-51
   Consolidated Profit and Loss Account.....................  J-52
   Consolidated Statement of Changes in Shareholders'
  Equity....................................................  J-53
   Consolidated Statement of Cash Flows.....................  J-54
   Notes to the Consolidated Financial Statements...........  J-55

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                MAY 31,      AUGUST 31,
                                                                 2001           2000
                                                              -----------    ----------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash, cash equivalents and short-term investments.........   $ 2,175.9     $ 2,434.1
  Accounts receivable, net..................................     2,391.4       2,146.3
  Inventories...............................................     4,201.7       3,787.3
  Prepaid expenses and other current assets.................       312.7         260.5
                                                               ---------     ---------
     Total current assets...................................     9,081.7       8,628.2
Net property and equipment..................................     1,381.1       1,080.4
Other assets................................................       844.5         627.4
Goodwill....................................................     1,985.2          39.6
                                                               ---------     ---------
     Total assets...........................................   $13,292.5     $10,375.6
                                                               =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................   $   337.6     $    69.2
  Accounts payable..........................................     2,040.5       2,694.1
  Accrued employee compensation.............................       203.0         179.8
  Accrued expenses..........................................       120.7         262.5
  Other current liabilities.................................       146.3          11.2
                                                               ---------     ---------
     Total current liabilities..............................     2,848.1       3,216.8
Long-term debt..............................................     4,977.2       3,319.5
Other long-term liabilities.................................        57.2          37.2
                                                               ---------     ---------
     Total liabilities......................................     7,882.5       6,573.5
                                                               ---------     ---------
Commitments
Stockholders' equity:
  Common stock..............................................         0.7           0.6
  Additional paid-in capital................................     3,847.9       2,259.1
  Retained earnings.........................................     1,781.9       1,656.8
  Accumulated other comprehensive losses....................      (220.5)       (114.4)
                                                               ---------     ---------
     Total stockholders' equity.............................     5,410.0       3,802.1
                                                               ---------     ---------
Total liabilities and stockholders' equity..................   $13,292.5     $10,375.6
                                                               =========     =========

     See accompanying notes to condensed consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                   NINE MONTHS END
                                                                       MAY 31,
                                                                ---------------------
                                                                  2001         2000
                                                                ---------    --------
Net sales...................................................    $15,097.4    $9,401.3
Cost of sales...............................................     13,818.8     8,538.9
                                                                ---------    --------
Gross profit................................................      1,278.6       862.4
Operating expenses:
  Selling, general and administrative.......................        580.8       319.4
  Research and development..................................         55.8        44.7
  Goodwill amortization expense.............................         87.8         3.9
  Acquisition costs.........................................         29.5        25.5
  Restructuring and impairment costs........................        310.3         7.7
                                                                ---------    --------
     Operating (loss) income................................        214.4       461.2
Interest income.............................................         95.9        67.4
Interest expense............................................       (128.0)      (40.6)
                                                                ---------    --------
(Loss) income before income taxes and cumulative effect of
  change in accounting principle............................        182.3       488.0
Income taxes................................................         55.5       158.3
                                                                ---------    --------
(Loss) income before cumulative effect of change in
  accounting principle......................................        126.8       329.7
Cumulative effect of change in accounting principle for
  start-up costs, net of $1.6 income tax benefit............           --        (3.5)
                                                                ---------    --------
     Net (loss) income......................................    $   126.8    $  326.2
                                                                =========    ========
Basic net (loss) income per share:
  (Loss) income before cumulative effect of change in
     accounting principle...................................    $    0.20        0.55
  Cumulative effect of change in accounting principle.......           --       (0.01)
                                                                ---------    --------
                                                                $    0.20        0.54
                                                                =========    ========
Diluted net (loss) income per share:
  (Loss) income before cumulative effect of change in
     accounting principle...................................    $    0.19        0.53
  Cumulative effect of change in accounting principle.......           --       (0.01)
                                                                ---------    --------
                                                                $    0.19        0.52
                                                                =========    ========
Shares used to compute net (loss) income per share:
  Basic.....................................................        636.9       597.8
                                                                =========    ========
  Diluted...................................................        653.1       622.7
                                                                =========    ========

     See accompanying notes to condensed consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                             NINE MONTHS END
                                                                 MAY 31,
                                                            -----------------
                                                             2001       2000
                                                            -------    ------
Net (loss) income.........................................  $ 126.8    $326.2
Other comprehensive income (loss):
  Foreign currency translation adjustments, net of income
     tax benefit of $0.6 and $0.4 for the three- and
     nine-month periods in fiscal 2001....................   (101.1)    (33.7)
  Unrealized loss on investments and derivatives, net of
     income tax benefit of $0.2 and $3.0 for the three-
     and nine-month periods in fiscal 2001................     (4.9)     (1.6)
                                                            -------    ------
Comprehensive (loss) income...............................  $  20.8    $290.9
                                                            =======    ======

     Accumulated foreign currency translation losses were $220.8 million at May 31, 2001 and $119.6 million at August 31, 2000. The foreign currency translation losses for fiscal year 2000 and for the nine months ended May 31, 2001 primarily resulted from the unrealized losses on dollar-denominated debt held by certain foreign subsidiaries. As most of Solectron's foreign currency translation adjustment amounts relate to investments that are permanent in nature, no adjustment for income taxes is made. Accumulated unrealized gain on investments and derivatives was $0.3 million at May 31, 2001, and $5.2 million at August 31, 2000.

     See accompanying notes to condensed consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                 NINE MONTHS END
                                                                     MAY 31,
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
Cash flows from operating activities:
  Net income................................................  $   126.8    $   326.2
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation and amortization..........................      389.8        173.1
     Impairment of fixed assets and other long-term
      assets................................................      139.4           --
     Amortization of debt issuance costs and accretion of
      discount on notes payable.............................      108.8         27.4
     Tax benefit associated with the exercise of stock
      options...............................................       40.1         52.6
     Cumulative effect of change in accounting principle for
      start-up costs........................................         --          3.5
     Loss on disposal of property and equipment.............        3.2           --
     Other..................................................       18.6         (4.7)
     Changes in operating assets and liabilities:
       Accounts receivable..................................       84.9       (637.7)
       Inventories..........................................      (21.9)    (1,192.4)
       Prepaid expenses and other current assets............      (27.0)       (98.6)
       Accounts payable.....................................     (989.9)       874.3
       Accrued expenses and other current liabilities.......     (103.1)       198.7
                                                              ---------    ---------
     Net cash used in operating activities..................     (230.3)      (277.6)
                                                              ---------    ---------
Cash flows from investing activities:
  Sales and maturities of short-term investments............    1,169.1        699.8
  Purchases of short-term investments.......................     (540.5)    (1,079.1)
  Purchase of NatSteel Electronics Ltd, net of cash
     acquired...............................................   (2,399.5)          --
  Cash acquired in business combination.....................        8.1           --
  Acquisition of manufacturing assets and locations.........      (84.0)      (297.7)
  Capital expenditures......................................     (454.9)      (323.5)
  Proceeds from sale of property and equipment..............       83.6         71.7
  Other.....................................................     (148.5)       (13.5)
                                                              ---------    ---------
     Net cash used in investing activities..................   (2,366.6)      (942.3)
                                                              ---------    ---------
Cash flows from financing activities:
  Net proceeds from bank lines of credit....................      121.0          4.5
  Repayment of borrowings under bank lines of credit........     (113.8)          --
  Net proceeds from long-term debt..........................    1,544.2      2,297.3
  Principal payments on long-term debt......................      (15.3)        (0.5)
  Net proceeds from stock issued under option and employee
     purchase plans.........................................       54.8         97.1
  Net proceeds from issuance of common stock................    1,429.0         11.1
  Other.....................................................       17.0          6.9
                                                              ---------    ---------
     Net cash provided by financing activities..............    3,036.9      2,416.4
                                                              ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (69.5)       (15.2)
                                                              ---------    ---------
Net increase in cash and cash equivalents...................      370.5      1,181.3
Cash and cash equivalents at beginning of period............    1,475.5      1,417.4
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $ 1,846.0    $ 2,598.7
                                                              =========    =========
SUPPLEMENTAL DISCLOSURES
Cash paid during the period:
  Income taxes..............................................  $    11.0    $   103.3
  Interest..................................................  $   144.5    $    15.8
Non-cash investing activities:
  Issuance of common stock for business combination, net of
     cash acquired..........................................  $    56.1    $     1.0

     See accompanying notes to condensed consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated balance sheet as of May 31, 2001, and the related unaudited condensed consolidated statements of operations and comprehensive income for the nine months ended May 31, 2001 and 2000, and cash flows for the nine-months ended May 31, 2001 and 2000, have been prepared on substantially the same basis as the annual consolidated financial statements. Management believes the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, operating results and cash flows for the periods presented. The condensed consolidated balance sheet as of August 31, 2000 was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended August 31, 2000, included in the Company's Annual Report to Stockholders.

     The Company's third quarter of fiscal 2001 ended June 1, 2001, its third quarter of fiscal 2000 ended May 26, 2000 and its 2000 fiscal year ended August 25, 2000. For clarity of presentation, the Company has indicated its third fiscal quarters as having ended May 31, 2001 and 2000, and its fiscal year ended August 31, 2000.

     As of the beginning of the third quarter of fiscal 2001, the Company changed depreciation lives on certain equipment from four to five years. Consequently, the depreciation charge on these assets was $11.8 million lower than it would have been using a four-year life.

NOTE 2 -- INVENTORIES

     Inventories consisted of (in millions):

                                                              MAY 31,     AUGUST 31,
                                                                2001         2000
                                                              --------    ----------
Raw materials...............................................  $3,328.8     $3,043.0
Work-in-process.............................................     436.7        558.9
Finished goods..............................................     436.2        185.4
                                                              --------     --------
          Total.............................................  $4,201.7     $3,787.3
                                                              ========     ========

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 3 -- NET INCOME (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share for the nine-month period ended May 31, 2001 and 2000.

                                                                 NINE MONTHS ENDED
                                                                      MAY 31,
                                                                --------------------
                                                                  2001        2000
                                                                --------    --------
                                                                (IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
Income (loss) before cumulative effect of change in
  accounting principle......................................     $126.8      $329.7
Cumulative effect of change in accounting principle, net of
  tax.......................................................         --        (3.5)
                                                                 ------      ------
Net (loss) income -- diluted................................     $126.8      $326.2
                                                                 ======      ======
Weighted average shares -- basic............................      636.9       597.8
Common shares issuable upon exercise of stock options.......       16.3        24.9
                                                                 ------      ------
Weighted average shares diluted.............................      653.2       622.7
                                                                 ======      ======
Basic net (loss) income per share:
  Income (loss) before cumulative effect of change in
     accounting principle...................................     $ 0.20      $ 0.55
  Cumulative effect of change in accounting principle.......         --       (0.01)
                                                                 ------      ------
     Net (loss) income per share............................     $ 0.20      $ 0.54
                                                                 ======      ======
Diluted net income (loss) per share:
  Income (loss) before cumulative effect of change in
     accounting principle...................................     $ 0.19      $ 0.53
  Cumulative effect of change in accounting principle.......         --       (0.01)
                                                                 ------      ------
     Net (loss) income per share............................     $ 0.19      $ 0.52
                                                                 ======      ======

     For the nine-month period ended May 31, 2001, the exercise prices for 15.3 million options were greater than the average market prices of the stock at $33.52. Consequently, these options were not included in the calculation because the effect would have been antidilutive. For the nine-month period ended May 31, 2000, the exercise prices for 1.9 million options were greater than the average market price of $39.43, and were not included in the calculation because the effect would have been antidilutive.

     In addition, the calculation for the nine-month period ended May 31, 2001, did not include the 97.9 million, common shares issuable upon conversion of the zero-coupon senior convertible notes, as the effect would have been antidilutive. For the comparable period in fiscal 2000, the calculation did not include the 74.3 million, common shares issuable upon conversion of the zero-coupon senior convertible notes, as the effect would have been antidilutive.

NOTE 4 -- COMMITMENTS

     Solectron leases various facilities under operating lease agreements. The facility leases outstanding on May 31, 2001 expire at various dates through 2004. All such leases require Solectron to pay property taxes, insurance and normal maintenance costs. Payments of some leases are periodically adjusted based on LIBOR rates. Certain leases for Solectron's facilities, including Fremont, Milpitas and San Jose, California; Everett, Washington; Suwanee, Georgia; Columbia, South Carolina; and Nakaniida, Japan, provide Solectron with an option at the end of the lease term to either acquire the property at its original cost or arrange for the property to be acquired. In the event Solectron does not purchase the properties or reach an agreement with the lessor to extend the lease at the end of the respective lease terms, Solectron is contingently liable under a first loss clause for a decline in market value of such leased facilities up to 85% of the original costs, or approximately $308.3 million in total as of May 31, 2001. Under such agreements, the Company must also maintain compliance with financial covenants similar to its credit facilities. As of May 31, 2001, Solectron was in compliance with all of its lease facility financial covenants.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     Additionally, Solectron periodically enters into lease arrangements with third-party leasing companies under which it sells fixed assets and leases them back from the leasing companies. Solectron accounts for these leases as operating leases.

NOTE 5 -- SEGMENT INFORMATION

     The Company operates as three strategic business units -- manufacturing and operations, technology solutions, and global services. Each business unit has its own president and support staff. Solectron's management uses an internal management reporting system, which provides important financial data to evaluate performance and allocate resources for the three business units. Certain corporate expenses were allocated to these operating segments and were included for performance evaluation. Some amortization expenses were also allocated to these business units, but the related intangible assets were not allocated. The accounting policies for the segments were the same as for Solectron taken as a whole.

     Segment information by business units and geography for the nine-month period ended May 31, 2001 and 2000, was as follows:

                                                                NINE MONTHS ENDED
                                                                     MAY 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
                                                                  (IN MILLIONS)
Net sales:
  Manufacturing and operations..............................  $13,793.6    $8,208.4
  Technology solutions......................................    1,082.0     1,035.1
  Global services...........................................      221.8       157.8
                                                              ---------    --------
                                                              $15,097.4    $9,401.3
                                                              =========    ========
Depreciation and amortization:
  Manufacturing and operations..............................  $   359.5    $  140.9
  Technology solutions......................................       21.3        21.0
  Global services...........................................        9.0        11.2
                                                              ---------    --------
                                                              $   389.8    $  173.1
                                                              =========    ========
Interest income:
  Manufacturing and operations..............................  $    11.9    $    5.7
  Technology solutions......................................        1.6         5.0
  Global services...........................................        0.1         0.1
  Corporate.................................................       82.3        56.6
                                                              ---------    --------
                                                              $    95.9    $   67.4
                                                              =========    ========
Interest expense:
  Manufacturing and operations..............................  $    13.9    $    4.2
  Technology solutions......................................        1.0         0.8
  Global services...........................................         --         0.9
  Corporate.................................................      113.1        34.7
                                                              ---------    --------
                                                              $   128.0    $   40.6
                                                              =========    ========

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                                                                NINE MONTHS ENDED
                                                                     MAY 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
                                                                  (IN MILLIONS)
Pre-tax (loss) income:
  Manufacturing and operations..............................  $   212.6    $  444.5
  Technology solutions......................................        8.9        44.4
  Global services...........................................       28.1        (0.5)
  Corporate.................................................      (67.3)       (0.4)
                                                              ---------    --------
                                                              $   182.3    $  488.0(a)
                                                              =========    ========
Capital expenditures:
  Manufacturing and operations..............................  $   395.3    $  270.9
  Technology solutions......................................       18.7        21.6
  Global services...........................................        8.4        11.5
  Corporate.................................................       32.5        19.5
                                                              ---------    --------
                                                              $   454.9    $  323.5
                                                              =========    ========
Geographic net sales:
  North America.............................................  $ 7,355.6    $5,727.7
  Europe....................................................    2,832.7     1,183.8
  Asia Pacific & Other......................................    4,909.1     2,489.8
                                                              ---------    --------
                                                              $15,097.4    $9,401.3
                                                              =========    ========

                                                               MAY 31,     AUGUST 31,
                                                                2001          2000
                                                              ---------    ----------
                                                                   (IN MILLIONS)
Total assets:
  Manufacturing and operations..............................  $ 6,875.1    $ 5,303.4
  Technology solutions......................................      531.8        500.2
  Global services...........................................      216.1        222.2
  Corporate.................................................    5,669.5      4,349.8
                                                              ---------    ---------
                                                              $13,292.5    $10,375.6
                                                              =========    =========
  North America.............................................  $ 8,548.8    $ 6,060.8
  Europe....................................................    1,303.7      1,864.8
  Asia Pacific & Other......................................    3,440.0      2,450.0
                                                              ---------    ---------
                                                              $13,292.5    $10,375.6
                                                              =========    =========

---------------
(a) Excludes $5.1 million pretax charge for cumulative effect of change in accounting principle for start-up costs.

NOTE 6 -- ZERO-COUPON CONVERTIBLE SENIOR NOTES

     In November 2000, Solectron issued 2,900,000 zero-coupon convertible senior notes at an issue price of $524.78 per note, which resulted in net proceeds to Solectron of approximately $1.5 billion. These notes are unsecured and unsubordinated indebtedness of Solectron with a maturity value aggregating $2.9 billion. Solectron will pay no interest prior to maturity. Each note has a yield of 3.25% with a maturity value of $1,000 on November 20, 2020. Solectron is amortizing the issue discount using the effective interest method over the term of the notes. Each note is convertible at any time by the holder at a conversion rate of 11.7862 shares per note. Holders may require Solectron to purchase all or a portion of their notes on

                     SOLECTRON CORPORATION AND SUBSIDIARIES

May 20, 2004, November 20, 2005 and November 20, 2010, at a price of $587.46, $616.57 and $724.42 per note, respectively, payable in cash or common stock at the option of Solectron. Also, each holder may require Solectron to repurchase all or a portion of such holder's notes if a change in control of the Company occurs on or before May 20, 2004. Solectron, at its option, may redeem all or a portion of the notes at any time on or after May 20, 2004.

NOTE 7 -- STOCKHOLDERS' EQUITY

     In November 2000, Solectron issued 35 million shares of its common stock at a price of $34.25 per share, less a 98 cent per share underwriter's discount, resulting in a net per share price of $33.27. Total net proceeds after underwriter's discount and issuance costs were approximately $1.16 billion.

NOTE 8 -- ACCOUNTING PRONOUNCEMENTS

     On September 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138.

     Solectron enters into short-term foreign currency forward contracts and borrowings to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. These contracts' fair value is recorded on the balance sheet with corresponding charges or credits to income. The fair value of these short-term foreign currency forward contracts was not material from adoption of the standard through the third quarter of fiscal 2001.

     In addition, the Company periodically hedges variability in cash flows resulting from fluctuating interest rates. The Company entered into an interest rate swap agreement with a notional amount of $52 million, maturing on June 3, 2002, to hedge against varying rental payments associated with an operating lease that requires payments based on LIBOR. This swap agreement was designated as a cash flow hedge upon adoption of the standard and the ineffective portion of the hedge was not material. Accordingly, changes in the fair value of this interest rate swap designated as a cash flow hedge are included in Accumulated Other Comprehensive Income (AOCI). These amounts are subsequently reclassified into rent expense during the period in which the LIBOR-based lease agreement affects earnings.

     From the adoption through the third quarter of fiscal 2001, the fair value of the swap agreement was not significant.

NOTE 9 -- ACQUISITIONS

     During the second quarter of the fiscal 2001, the Company completed acquisitions of NatSteel Electronics Ltd. (NEL), Sony's manufacturing facilities in Japan and Taiwan as well as IBM's repair center in the Netherlands. The Company accounted for these acquisitions using the purchase method of accounting and did not record any goodwill related to the Sony and IBM transactions.

     In connection with the NEL acquisition, the Company purchased all of the outstanding issued share capital and convertible bonds of NEL for approximately $2.3 billion and $122.4 million, respectively. As a result, the Company recorded goodwill of approximately $1.97 billion. Goodwill is being amortized in equal

                     SOLECTRON CORPORATION AND SUBSIDIARIES
quarterly amounts over a ten-year period. The Company also expensed acquisition and integration costs of $29.5 million related to the acquisition of NEL. The NEL purchase price was allocated as follows:

Assets acquired.............................................  $1,172.6
Goodwill....................................................   1,968.1
Liabilities assumed.........................................    (808.3)
                                                              --------
     Total purchase price...................................  $2,332.4
                                                              ========

     On April 30, 2001, the Company completed its acquisition of Centennial Technologies, Inc. for approximately 2.19 million shares of Solectron common stock. The transaction was accounted for under the purchase method of accounting and total consideration was approximately $64.5 million, including $55.4 million recorded as goodwill. This goodwill is being amortized in equal quarterly amounts over a ten-year period.

NOTE 10 -- RESTRUCTURING AND IMPAIRMENT

     The current quarter restructuring and impairment charge was taken in connection with Solectron's plan to review its operations in light of the current economic downturn and that it expected to undertake several measures to restructure the company. The measures, which included reducing the workforce, consolidating some facilities, relocating certain capabilities and changing the strategic focus of a number of sites, was largely intended to align its capacity and infrastructure to anticipated customer demand as well as rationalize its footprint worldwide. During the third quarter of fiscal 2001, total restructuring and impairment costs of $285.0 million were charged against earnings. These restructuring and impairment charges included employee severance and benefit costs of approximately $41.8 million, costs related to facilities that will be abandoned and subleased of approximately $44.7 million, costs related to leased equipment that will be abandoned of approximately $56.2 million, impairment of equipment held for disposal of approximately $99.9 million, impairment of facilities held for disposal of approximately $11.3 million, impairment of goodwill and intangible assets related to closed facilities of approximately $28.2 million and other exit costs of approximately $2.9 million.

     The employee severance and benefit costs related to the elimination of 7,700 positions worldwide. Approximately 67% of the positions eliminated were in the Americas region, 23% were in Europe and 10% were in Asia/Pacific. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. For leased facilities that will be abandoned and subleased, the lease costs represent future lease payments subsequent to abandonment less estimated sublease income. For facilities and equipment held for disposal, the impairment loss recognized was based on the fair value less costs to sell with fair value based on estimates of existing market prices for similar assets. As of May 31, 2001, 7,700 employees have left the Company under this plan.

     During the second quarter of the fiscal 2001, the Company recorded restructuring costs of $25.3 million related to the consolidation of certain facilities. These restructuring costs included fixed asset impairments of $19.7 million, employee severance and benefit costs of approximately $3.2 million, and other exit costs of $2.4 million.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     Below are tables summarizing restructuring and impairment activity in the second and third fiscal quarters of 2001:

                                      SEVERANCE     LEASE PAYMENTS   LEASE PAYMENTS
                                     AND BENEFITS   ON FACILITIES     ON EQUIPMENT    OTHER   TOTAL
                                     ------------   --------------   --------------   -----   -----
                                                             (IN MILLIONS)
Balance at February 28, 2001.......       3.2              --               --         2.4      5.6
Third Quarter 2001 Provision.......      41.8            44.7             56.2         2.9    145.6
Cash payments......................     (31.2)             --               --        (0.1)   (31.3)
                                        -----            ----             ----        ----    -----
Balance at May 31, 2001............      13.8            44.7             56.2         5.2    119.9
                                        =====            ====             ====        ====    =====

                                         IMPAIRMENT ON    IMPAIRMENT ON      IMPAIRMENT ON
                                        FACILITIES HELD   EQUIPMENT HELD     GOODWILL AND
                                         FOR DISPOSAL      FOR DISPOSAL    INTANGIBLE ASSETS   TOTAL
                                        ---------------   --------------   -----------------   -----
Third Quarter 2001 Impairments........        11.3             99.9              28.2          139.4
                                              ----             ----              ----          -----
Balance at May 31, 2001...............        11.3             99.9              28.2          139.4
                                              ====             ====              ====          =====

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 11 -- DIFFERENCES BETWEEN U.S. GAAP AND CANADIAN GAAP

     Solectron's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following include the effect of material measurement differences to net income and shareholders' equity to present the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") as of May 31, 2001 and for the nine-month periods ended May 31, 2001 and 2000.

                                                              MAY 31, 2001   MAY 31, 2000
                                                              ------------   ------------
                                                                     (IN MILLIONS,
                                                                EXCEPT PER SHARE DATA)
Net income adjustments:
  Net income under U.S. GAAP................................   $   126.8       $ 326.2
  Increases (decreases):
     Income statement impact of purchase accounting(a):
       Force................................................       (19.2)        (19.2)
       SMART................................................      (146.2)       (111.7)
       Americom.............................................        (5.5)          2.8
       Bluegum..............................................        (6.9)          6.8
     Start-up costs(b)......................................          --           5.1
     Convertible debentures(c)..............................         2.2           1.1
     Unrealized gains/losses on short-term investments(d)...         4.3          (2.6)
     Income taxes(e)........................................        (2.5)          3.3
                                                               ---------       -------
  Net income (loss) under Canadian GAAP.....................   $   (47.0)      $ 211.8
                                                               =========       =======
  Net income (loss) per common share(f).....................   $   (0.07)      $  0.37
                                                               =========       =======
  Net diluted income (loss) per common share(f).............   $   (0.07)      $  0.35
                                                               =========       =======
Shareholders' equity adjustments:
  Shareholders' equity under U.S. GAAP......................   $ 5,410.0
  Increases (decreases):
     Conversion from Pooling of Interests to Purchase
       Accounting(a):
       Conversion to purchase accounting upon acquisition...     2,361.5
       Income statement impact of purchase accounting:
          Force.............................................      (114.1)
          SMART.............................................      (288.7)
          Americom..........................................        (4.4)
          Bluegum...........................................        (7.7)
     Start-up costs(b)......................................          --
     Convertible debentures(c)..............................         0.1
     Equity portion of convertible debentures(c)............     2,836.6
     Unrealized gains/losses on short-term investments(d)...        (0.5)
     Income taxes(e)........................................        (1.9)
                                                               ---------
Shareholders' equity under Canadian GAAP....................   $10,190.9
                                                               =========

                     SOLECTRON CORPORATION AND SUBSIDIARIES

  (a) Conversion from Pooling of Interests to Purchase Accounting

     Business combinations were accounted for using the pooling-of-interests or the purchase methods through June 30, 2001 under U.S. GAAP. Solectron accounted for its acquisitions of Force Computers, Inc. (Force), SMART Modular Technologies, Inc. (SMART), AMERICOM Wireless Services (Americom), and Bluegum Group (Bluegum) using the pooling-of-interests method. Accordingly, Solectron's financial statements have been retroactively restated to include the financial results of SMART, Americom and Bluegum for all periods presented.

     Under Canadian GAAP through June 30, 2001, the pooling-of-interests method was permitted in limited circumstances, where neither party could be identified as the acquirer. As such, the acquisitions of Force, SMART, Americom and Bluegum are accounted for using the purchase method of accounting under Canadian GAAP.

     This adjustment records the acquisitions of Force, SMART, Americom and Bluegum using the purchase method of accounting. It reverses the impact of retroactive restatement and amortizes goodwill on a straight-line basis over 10 years.

     Details of the acquisitions using the purchase method are as follows:

     In November 1996, Solectron issued approximately 24.8 million shares of common stock, valued at approximately $181.5 million, for all of the outstanding stock of Force. Solectron also assumed all of Force's outstanding options valued at approximately $96.9 million on the acquisition date using the Black-Scholes option pricing model. Solectron also incurred direct transaction costs of approximately $1 million resulting in total purchase consideration of approximately $279.4 million. Solectron acquired assets of approximately $58.2 million, assumed liabilities of approximately $34.3 million and recorded goodwill of approximately $255.5 million. Force is a designer and provider of computer platforms for the embedded market.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     In November 1999, Solectron issued approximately 47.6 million shares of common stock, valued at approximately $2.1 billion, for all the outstanding stock of SMART. Solectron also assumed all of SMART's outstanding options valued at approximately $208.6 million on the acquisition date using the Black-Scholes option pricing model. Solectron also incurred direct transaction costs of approximately $3.7 million resulting in total purchase consideration of approximately $2.3 billion, and in goodwill of $1.95 billion. Assets acquired and liabilities assumed in the acquisition were:

                                                              (IN MILLIONS)
                                                              -------------
Assets acquired:
  Cash, cash equivalents and short-term investments.........      $167
  Accounts receivable.......................................       139
  Inventories...............................................       123
  Deferred income taxes.....................................         6
  Other current assets......................................        10
  Property and equipment....................................        51
  Other.....................................................        16
                                                                  ----
     Total assets acquired..................................      $512
                                                                  ====
Liabilities assumed:
  Accounts payable..........................................      $134
  Accrued employee compensation.............................         5
  Accrued bonuses...........................................         3
  Accrued expenses..........................................         7
  Income taxes..............................................        10
  Other long-term liabilities...............................         3
                                                                  ----
     Total liabilities assumed..............................      $162
                                                                  ====

---------------

SMART is a designer and manufacturer of memory modules and memory cards, embedded computers and I/O products.

     In April 2000, Solectron issued approximately 1.8 million shares of common stock, valued at approximately $71.4 million, for all the outstanding stock of Americom. Solectron also incurred direct transaction costs of approximately $3.5 million resulting in total purchase consideration of approximately $74.9 million. Solectron acquired assets of approximately $25.4 million, assumed liabilities of approximately $24.2 million and recorded goodwill of approximately $73.7 million. Americom specializes in wireless handset repair, refurbishment and outsourced technical customer support services.

     In July 2000, Solectron issued approximately 2.3 million shares of common stock, valued at approximately $106.8 million, for all outstanding stock of Bluegum. Solectron also incurred direct transaction costs of approximately $.7 million resulting in total purchase consideration of approximately $107.5 million. Solectron acquired assets of approximately $74.6 million, assumed liabilities of approximately $58.8 million and recorded goodwill of approximately $91.7 million. Bluegum is an electronics contract manufacturer.

  (b) Start-up costs

     In fiscal year 2000, Solectron adopted the American Institute of Certified Public Accountants' Statement of Position No. 98-5, Reporting on Costs of Start-up Activities (SOP 98-5). This statement

                     SOLECTRON CORPORATION AND SUBSIDIARIES
requires that costs of start-up activities and organizational costs be expensed as incurred. Solectron reported a cumulative effect of change in accounting principle of $3.5 million, net of tax.

     Canadian GAAP permits but does not require start-up costs to be capitalized and amortized over their expected useful lives. Consequently, this adjustment reflects the adoption of SOP 98-5 as a change in accounting policy and retroactively restates all periods presented in accordance with Canadian GAAP.

  (c) Convertible debentures

     Convertible debentures are presented as long term debt under U.S. GAAP. Under Canadian GAAP, the issuer recognizes and presents the embedded equity instrument (the exchange option) separately from the liability on its balance sheet. This adjustment recognizes the equity component of Solectron's convertible debentures and related interest expense impact. The equity component of Solectron's convertible debentures consists of $22.1 million related to the $230 million notes issued in February 1996, $316.9 million related to the zero coupon notes issued in January 1999, $1,520 million related to the zero coupon notes issued in May 2000, and $994.6 million related to the zero coupon notes issued in November 2000. During February and March 1999, all of the $230 million notes issued in February 1996, with a carrying value of $17.1 million were converted into common stock.

  (d) Unrealized gains/losses on short-term investments

     Unrealized gains and losses on short-term investments are recorded in other comprehensive income under U.S. GAAP. Under Canadian GAAP, temporary losses on short-term investments, on an individual security or aggregate portfolio basis, should be recognized in net income. Subsequent recoveries in value are recognized only when realized. This adjustment recognizes temporary losses on an aggregate portfolio basis in net income.

  (e) Income taxes

     For purposes of reconciliation to Canadian GAAP, Solectron has adopted the standards set out in Section 3465 of the CICA Handbook in accounting for income taxes. There are no significant differences from U.S. GAAP, as set forth under SFAS No. 109, Accounting for Income Taxes.

     This adjustment includes the income tax effect of adjustments (a), (b), (c) and (d).

  (f) Earnings per share

     For purposes of reconciliation to Canadian GAAP, Solectron has adopted the standards set out in Section 3500 of the CICA Handbook in accounting for earnings per share. There are no significant differences from U.S. GAAP, as set forth under SFAS No. 128, Earnings Per Share.

NOTE 12 -- SUBSEQUENT EVENTS

     On June 24, 2001 the Company announced that it completed its acquisition of Singapore Shinei Sangyo Pte Ltd., a privately held manufacturer and designer of enclosures for electronics products. Shinei will be an independently operated subsidiary within Solectron's newly formed Power, Packaging and Cooling unit, and continues to market its services to other companies separately.

     On July 2, 2001, the Company filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933, as amended, pursuant to which it may, from time to time, offer its debt securities, and shares of its common stock and preferred stock (collectively, the "Securities"), which together have an aggregate initial public offering price of up to $3.0 billion. The Securities may be offered, separately or together, in separate series, in

                     SOLECTRON CORPORATION AND SUBSIDIARIES
amounts, at prices and on terms to be set forth in the prospectus contained in the Registration Statement (the "Prospectus"), and in one or more supplements to the Prospectus, and may only be offered pursuant thereto.

     Solectron anticipates that the universal shelf Registration Statement should provide flexibility and efficiency in accessing the public securities markets should Solectron decide to offer any Securities for sale to the public in the future, although it has no immediate plans to do so. Solectron anticipates using the net proceeds of any eventual offerings under the Registration Statement to fund the expansion of its operations to meet demand, for general corporate purposes, or to finance the acquisition of assets or businesses.

     On July 2, 2001, the Company announced its Board of Directors approval of the adoption of a Stockholder Rights Plan on June 29, 2001. Under the plan, Solectron will issue a dividend of one right for each share of common stock, par value of $0.001 per share, of the Company held by stockholders of record at the close of business July 30, 2001.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                AS OF AUGUST 31,
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,475.5    $1,428.1
  Short-term investments....................................      958.6       453.6
  Accounts receivable, less allowances of $8.6 and $6.4,
     respectively...........................................    2,146.3     1,282.5
  Inventories...............................................    3,787.3     1,197.0
  Prepaid expenses and other current assets.................      260.5       121.2
                                                              ---------    --------
     Total current assets...................................    8,628.2     4,482.4
Net property and equipment..................................    1,080.4       723.8
Other assets................................................      667.0       214.3
                                                              ---------    --------
     Total assets...........................................  $10,375.6    $5,420.5
                                                              =========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................  $    69.2    $   46.9
  Accounts payable..........................................    2,694.1     1,050.4
  Accrued employee compensation.............................      179.8       103.7
  Accrued expenses..........................................      262.5        46.6
  Other current liabilities.................................       11.2        72.1
                                                              ---------    --------
     Total current liabilities..............................    3,216.8     1,319.7
Long-term debt..............................................    3,319.5       922.7
Other long-term liabilities.................................       37.2        11.2
                                                              ---------    --------
     Total liabilities......................................    6,573.5     2,253.6
                                                              ---------    --------
Stockholders' equity:
  Preferred stock, $.001 par value; 1.2 shares authorized;
     no shares issued.......................................         --          --
  Common stock, $.001 par value; 800.0 shares authorized;
     605.0 and 594.1 shares issued and outstanding,
     respectively, adjusted for stock split.................        0.6         0.6
  Additional paid-in capital................................    2,259.1     2,081.4
  Retained earnings.........................................    1,656.8     1,172.8
  Accumulated other comprehensive losses....................     (114.4)      (87.9)
                                                              ---------    --------
     Total stockholders' equity.............................    3,802.1     3,166.9
                                                              ---------    --------
     Total liabilities and stockholders' equity.............  $10,375.6    $5,420.5
                                                              =========    ========

          See accompanying notes to consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   YEARS ENDED AUGUST 31,
                                                              ---------------------------------
                                                                2000         1999        1998
                                                              ---------    --------    --------
Net sales...................................................  $14,137.5    $9,669.2    $6,102.2
Cost of sales...............................................   12,862.2     8,732.9     5,435.6
                                                              ---------    --------    --------
Gross profit................................................    1,275.3       936.3       666.6
Operating expenses:
  Selling, general and administrative.......................      472.4       379.7       268.1
  Research and development..................................       60.8        40.5        29.9
  Acquisition and restructuring costs.......................       37.9          --          --
                                                              ---------    --------    --------
Operating income............................................      704.2       516.1       368.6
Interest income.............................................      106.9        36.7        32.3
Interest expense............................................      (71.6)      (38.3)      (25.4)
                                                              ---------    --------    --------
Income before income taxes and cumulative effect of change
  in accounting principle...................................      739.5       514.5       375.5
Income taxes................................................      238.8       164.2       124.2
                                                              ---------    --------    --------
Income before cumulative effect of change in accounting
  principle.................................................      500.7       350.3       251.3
Cumulative effect of change in accounting principle.........       (3.5)         --          --
                                                              ---------    --------    --------
Net income..................................................  $   497.2    $  350.3    $  251.3
                                                              =========    ========    ========
Basic net income per share:
  Income before cumulative effect of change in accounting
     principle..............................................  $    0.84    $   0.65    $   0.49
  Cumulative effect of change in accounting principle.......      (0.01)         --          --
                                                              ---------    --------    --------
     Net income per share...................................  $    0.83    $   0.65    $   0.49
                                                              =========    ========    ========
Diluted net income per share:
  Income before cumulative effect of change in accounting
     principle..............................................  $    0.80    $   0.61    $   0.47
  Cumulative effect of change in accounting principle.......         --          --          --
                                                              ---------    --------    --------
     Net income per share...................................  $    0.80    $   0.61    $   0.47
                                                              =========    ========    ========
Weighted average number of shares:
  Basic.....................................................      599.4       542.6       510.1
  Diluted...................................................      623.5       579.0       556.6

          See accompanying notes to consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN MILLIONS)

                                                                                 ACCUMULATED
                                      COMMON STOCK     ADDITIONAL                   OTHER            TOTAL
                                     ---------------    PAID-IN     RETAINED    COMPREHENSIVE    STOCKHOLDERS'
                                     SHARES   AMOUNT    CAPITAL     EARNINGS   INCOME (LOSSES)      EQUITY
                                     ------   ------   ----------   --------   ---------------   -------------
Balances as of August 31, 1997.....  503.1     $0.5     $  586.3    $  574.0       $ (10.6)        $1,150.2
Net income.........................                                    251.3                          251.3
Foreign currency translation.......                                                    2.4              2.4
Stock issued under stock option and
  employee purchase plans..........   15.4      0.1         54.2                                       54.3
Issuance of common stock, net......    1.9                  15.7                                       15.7
Repayment of shareholder note
  receivable.......................    0.1                   0.1                                        0.1
Cash dividends.....................                                     (0.9)                          (0.9)
Repurchase of common stock.........   (0.6)                 (9.2)                                      (9.2)
Tax benefit associated with
  exercise of stock options........                         11.5                                       11.5
                                     -----     ----     --------    --------       -------         --------
Balances as of August 31, 1998.....  519.9      0.6        658.6       824.4          (8.2)         1,475.4
Net income.........................                                    350.3                          350.3
Foreign currency translation.......                                                  (78.6)           (78.6)
Unrealized loss on investments.....                                                   (1.1)            (1.1)
Stock issued under stock option and
  employee purchase plans..........   12.7                  81.5                                       81.5
Conversion of long-term debt,
  net..............................   27.2                 225.3                                      225.3
Issuance of common stock, net of
  issuance costs of $32.5..........   34.2               1,069.9                                    1,069.9
Stock issued in business
  combinations.....................    0.5                  17.8                                       17.8
Cash dividends.....................                                     (1.9)                          (1.9)
Repurchase of common stock.........   (0.4)                 (7.1)                                      (7.1)
Tax benefit associated with
  exercise of stock options........                         35.4                                       35.4
                                     -----     ----     --------    --------       -------         --------
Balances as of August 31, 1999.....  594.1      0.6      2,081.4     1,172.8         (87.9)         3,166.9
Net income.........................                                    497.2                          497.2
Adjustment to conform fiscal year
  ends of pooled acquisitions......                                    (11.8)                         (11.8)
Foreign currency translation.......                                                  (32.8)           (32.8)
Unrealized gain on investments.....                                                    6.3              6.3
Stock issued under stock option and
  employee purchase plans..........   10.3                 109.0                                      109.0
Stock issued in business
  combinations.....................    0.2                   6.4                                        6.4
Cancellation of shares.............                         (9.0)                                      (9.0)
Issuance of common stock...........     .4                  11.2                                       11.2
Cash dividends.....................                                     (1.4)                          (1.4)
Tax benefit associated with
  exercise of stock options........                         60.1                                       60.1
                                     -----     ----     --------    --------       -------         --------
Balances as of August 31, 2000.....  605.0     $0.6     $2,259.1    $1,656.8       $(114.4)        $3,802.1
                                     =====     ====     ========    ========       =======         ========

          See accompanying notes to consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN MILLIONS)

                                                                YEARS ENDED AUGUST 31,
                                                              --------------------------
                                                               2000      1999      1998
                                                              ------    ------    ------
Net income..................................................  $497.2    $350.3    $251.3
Other comprehensive income (loss):
Foreign currency translation adjustments, net of income tax
  benefit of $15.9 in 2000 and $0.4 in 1999.................   (32.8)    (78.6)      2.4
Unrealized gain (loss) on investments, net of income tax
  expense of $3.8 in 2000 and income tax benefit of $0.6 in
  1999......................................................     6.3      (1.1)       --
                                                              ------    ------    ------
Comprehensive income........................................  $470.7    $270.6    $253.7
                                                              ======    ======    ======

---------------

Accumulated foreign currency translation losses were $119.6 million at August 31, 2000, $86.8 million at August 31, 1999, and $8.2 million at August 31, 1998. For fiscal year 2000, the foreign currency translation loss primarily resulted from unrealized losses on dollar-denominated debt held by the Company's Brazilian subsidiary. Most of Solectron's remaining foreign currency translation adjustment amounts relate to investments which are permanent in nature. To the extent that such amounts relate to investments which are permanent in nature, no adjustment for income taxes is made. Accumulated unrealized gain (loss) on investments was $5.2 million at August 31, 2000 and ($1.1) million at August 31, 1999.

          See accompanying notes to consolidated financial statements.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                   YEARS ENDED AUGUST 31,
                                                              --------------------------------
                                                                2000         1999       1998
                                                              ---------    --------    -------
Cash flows from operating activities:
  Net income................................................  $   497.2    $  350.3    $ 251.3
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................      251.4       200.4      134.6
    Non-cash interest expense...............................       52.5        18.5         --
    Tax benefit associated with the exercise of stock
      options...............................................       60.1        35.4       11.5
    Adjustment to conform fiscal year ends of pooled
      acquisitions..........................................      (11.8)         --         --
    Cumulative effect of change in accounting principle for
      start-up costs........................................        3.5          --         --
    Gain on disposal of fixed assets........................       (8.7)       (4.6)      (2.3)
    Other...................................................       20.9         5.5       (0.6)
    Changes in operating assets and liabilities:
      Accounts receivable...................................     (934.1)     (505.2)    (271.2)
      Inventories...........................................   (2,096.0)     (329.7)    (165.2)
      Prepaid expenses and other current assets.............     (102.9)       16.2      (38.7)
      Accounts payable......................................    1,710.7       294.8      248.8
      Accrued expenses and other current liabilities........      214.5        15.0       44.1
                                                              ---------    --------    -------
Net cash (used in) provided by operating activities.........     (342.7)       96.6      212.3
                                                              ---------    --------    -------
Cash flows from investing activities:
  Purchases and sales of short-term investments.............      982.0      (598.0)    (244.9)
  Purchases and sales and maturities of short-term
    investments.............................................   (1,498.6)      327.8      358.1
  Acquisition of manufacturing locations and assets.........   (1,097.9)     (164.2)    (204.0)
  Capital expenditures......................................     (506.0)     (449.4)    (279.1)
  Proceeds from sales of fixed assets.......................       88.9        41.7       60.4
  Other.....................................................      (35.1)      (32.0)     (15.6)
                                                              ---------    --------    -------
Net cash used in investing activities.......................   (2,066.7)     (874.1)    (325.1)
                                                              ---------    --------    -------
Cash flows from financing activities:
  Net proceeds from bank lines of credit....................       16.9        22.1       22.8
  Proceeds from issuance of long-term debt..................    2,296.3       729.4       (0.9)
  Repayment of long-term debt...............................       (0.8)         --         --
  Repurchase of common stock................................         --        (7.1)      (9.2)
  Proceeds from exercise of stock options...................      121.9        81.5       54.3
  Net proceeds from issuance of common stock................       11.2     1,069.9       15.7
  Dividends paid............................................       (1.4)       (1.4)      (0.4)
  Other.....................................................       29.9        (0.4)      (2.2)
                                                              ---------    --------    -------
Net cash provided by financing activities...................    2,474.0     1,894.0       80.1
                                                              ---------    --------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (6.5)        5.2        1.7
                                                              ---------    --------    -------
Net increase (decrease) in cash and cash equivalents........       58.1     1,121.7      (31.0)
Cash and cash equivalents at beginning of year(1)...........    1,417.4       306.4      337.4
                                                              ---------    --------    -------
Cash and cash equivalents at end of year....................  $ 1,475.5    $1,428.1    $ 306.4
                                                              =========    ========    =======
Cash paid:
  Interest..................................................  $    17.6    $   27.7    $  25.7
  Income taxes..............................................  $   135.7    $  114.5    $  93.7
Non cash investing and financing activities:
  Issuance of common stock upon conversion of long-term
    debt, net...............................................  $      --    $  225.4    $    --
  Issuance of common stock for business combination, net of
    cash acquired...........................................  $     6.4    $   14.7    $    --

---------------
(1) Adjusted fiscal 2000 beginning cash and cash equivalent balance to conform fiscal year ends of pooled acquisitions.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation: The accompanying consolidated financial statements include the accounts of Solectron and its subsidiaries after elimination of intercompany accounts and transactions.

     On November 30, 1999, Solectron completed its acquisition of SMART. Under the terms of the agreement, each share of SMART common stock was exchanged for
0.51 of a share of Solectron common stock. Solectron issued approximately 47.6 million shares of Solectron common stock for the outstanding common stock of SMART and assumed all stock options held by SMART employees. The acquisition was accounted for as a pooling of interests. Accordingly, the Company's historical financial statements have been restated retroactively to include the financial results of SMART. SMART's fiscal years ended October 31, 1999 and 1998 have been combined with Solectron's results of operations for the years ended August 31, 1999 and 1998, respectively. In addition, SMART's balance sheet as of October 31, 1999 has been combined with Solectron's balance sheet as of August 31, 1999. Since the results of operations for the two month period ended October 31, 1999 for SMART have been included in fiscal 1999 and fiscal 2000 consolidated statements of income, such results have been adjusted for in retained earnings. SMART changed its fiscal year end to coincide with Solectron's beginning in fiscal 2000.

     On April 28, 2000, Solectron completed its acquisition of AMERICOM, a privately held corporation. Solectron issued approximately 1.8 million shares of its common stock in exchange for all outstanding common stock of AMERICOM and to extinguish obligations under the stock appreciation rights plan of AMERICOM. On July 14, 2000, Solectron completed the acquisition of Bluegum, an electronics contract manufacturer in Australia. Solectron issued approximately 2.3 million shares of its common stock in exchange for all outstanding common shares and stock options of Bluegum. Both transactions were accounted for as a pooling of interests. Accordingly, Solectron's historical financial statements have been restated retroactively to include the financial results of AMERICOM and Bluegum. Both AMERICOM and Bluegum had fiscal years different than Solectron's. AMERICOM's fiscal year was from January 1 to December 31 and Bluegum's was from July 1 to June 30. AMERICOM's results of operations for the years ended December 31, 1999, and 1998 together with Bluegum's results of operations for the years ended June 30, 1999 and 1998 have been combined with Solectron's results of operations for the years ended August 31, 1999, and 1998, respectively. AMERICOM's balance sheets as of December 31, 1999 together with Bluegum's balance sheets as of June 30, 1999 have been combined with Solectron's balance sheets as of August 31, 1999, respectively. Both AMERICOM and Bluegum changed their fiscal year ends to coincide with Solectron's beginning in fiscal 2000. Retained earnings and additional paid-in capital have been adjusted to conform their year ends with Solectron's.

     Restated financial information includes certain adjustments for the elimination of net sales and cost of sales related to shipments by Solectron to Bluegum, shipments by SMART to Solectron, as well as for certain reclassifications made to SMART's, AMERICOM's and Bluegum's financial statements to conform with Solectron's financial statement presentation. There were no adjustments necessary to conform the accounting policies of the combining companies.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below:

                                                              YEARS ENDED AUGUST 31,
                                                          -------------------------------
                                                            2000        1999       1998
                                                          ---------   --------   --------
                                                                   (IN MILLIONS)
Net sales
  Solectron.............................................  $13,786.5   $8,391.4   $5,288.3
  SMART*................................................      280.4      995.9      714.6
  AMERICOM*.............................................       53.5       63.7       36.7
  Bluegum*..............................................      156.1      247.2       87.2
  Eliminations..........................................     (139.0)     (29.0)     (24.6)
                                                          ---------   --------   --------
                                                          $14,137.5   $9,669.2   $6,102.2
                                                          =========   ========   ========
Net income
  Solectron.............................................  $   497.0   $  294.0   $  198.8
  SMART*................................................       12.2       53.5       51.5
  AMERICOM*.............................................       (2.8)       2.8        1.8
  Bluegum*..............................................       (8.4)        --       (0.5)
  Eliminations..........................................       (0.8)        --       (0.3)
                                                          ---------   --------   --------
                                                          $   497.2   $  350.3   $  251.3
                                                          =========   ========   ========

---------------
* Represents the net sales and net income for each of the separate companies prior to the consummation of the acquisitions. The acquisitions were consummated as follows: SMART on November 30, 1999, AMERICOM on April 28, 2000 and Bluegum on July 14, 2000. Results subsequent to the acquisition were included with Solectron.

     No adjustments were necessary to conform accounting policies of the combined entities.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments are investment grade short-term debt instruments with original maturities greater than three months.

     Investments in debt securities are classified as available-for-sale securities. Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined based on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of related tax effect. Inventories: Inventories are stated at the lower of weighted average cost or market.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization are computed based on the shorter of the estimated useful lives or the related lease terms, using the straight-line method. Estimated useful lives are presented below.

Machinery and equipment.....................................  2-5 years
Furniture and fixtures......................................  3-5 years
Leasehold improvements......................................  Lease term
Buildings*..................................................  15-20 years

---------------
* Useful lives for buildings in China, Australia, and both Scotland and Mexico are 30 years, 40 years and 50 years, respectively.

     Other Assets: Other assets consist of intangible assets, including intellectual property rights, goodwill and debt issuance costs. Intangible assets are amortized using the straight-line method, over the expected life of the asset -- ten years for intellectual property rights and goodwill. Debt issuance costs related to the zero-coupon convertible senior notes which are amortized using the effective interest method over seven years. Debt issuance costs related to the 7 3/8% senior notes are amortized using the straight-line method, which does not differ materially from the effective interest method, over the debt term of ten years.

     Impairment of Long-Lived Assets: Solectron reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount (including the unamortized portion of goodwill allocated to the asset) exceeds the future net cash flow the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset, including the allocated goodwill, if any, exceeds its fair market value. Solectron assesses the recoverability of enterprise-level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future net cash flows of the acquired operation. The amount of enterprise-level goodwill impairment, if any, is measured based on projected discounted future net cash flows using a discount rate reflecting the Company's average cost of funds.

     Income Taxes: Solectron uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

     Net Income Per Share: Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted-average number of common shares plus dilutive potential common shares outstanding during the period. Potential common shares consist of stock options that are computed using the treasury stock method and shares issuable upon conversion of Solectron's outstanding convertible notes computed using the as-if-converted method. Share and per-share data presented reflect the two-for-one stock splits effective through March 8, 2000.

     Revenue Recognition: Solectron recognizes revenue upon shipment of product to its customers.

     Employee Stock Plans: Solectron accounts for its stock option plans and its Employee Stock Purchase Plan using the intrinsic value method.

     Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other

                     SOLECTRON CORPORATION AND SUBSIDIARIES
comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in income. To date, the effect of such amounts on net income has not been material.

     Derivatives: Gains and losses on foreign currency forward exchange contracts designated as hedges of assets and liabilities are included in income concurrently with the offsetting losses and gains on the related balance sheet items. Gains and losses on hedges of firm commitments are deferred and included in the basis of the transaction when it occurs.

     Year End: Solectron's financial reporting year ends on the last Friday in August. Fiscal years 2000, 1999 and 1998 each contained 52 weeks. For purposes of presentation in the accompanying financial statements and notes, Solectron has indicated its accounting years as ending on August 31.

     Solectron's subsidiaries, Solectron Texas, Inc. (Texas) and Solectron Brasil, Ltda. (Brazil), report their results one month in arrears. Solectron's consolidated financial position as of August 31, 2000, 1999 and 1998, include the financial position of the Texas and Brazil operations as of July 31, 2000, 1999 and 1998. Similarly, Solectron's consolidated results of operations and cash flows for the years ended August 31, 2000, 1999 and 1998, include the results of operations and cash flows of the Texas and Brazil operations for the twelve-month periods ended July 31, 2000, 1999 and 1998.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended by SFAS No. 137 and 138, SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Solectron anticipates that the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. Solectron will adopt SFAS No. 133 in its first fiscal quarter of 2001.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC and was effective the first fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with Accounting Principles Board opinion 20, "Accounting Changes." Subsequently, SAB No. 101A and 101B were issued to delay the implementation of SAB No. 101. It will be effective for Solectron in the Company's fourth quarter of fiscal 2001. Solectron is currently evaluating the impact, if any, SAB No. 101 will have on its financial position or results of operations.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of Accounting Principles Board (APB) Opinion No. 25, Stock Issued to Employees. Interpretation No. 44 clarifies the application of APB No. 25 for the definition of an employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The interpretation was adopted by Solectron effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. This interpretation did not have a material impact on the Company's consolidated financial statements.

     Solectron adopted the American Institute of Certified Public Accountants' Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, on September 1, 1999. This statement required that costs of start-up activities and organizational costs be expensed as incurred. The cumulative effect of this accounting change on years prior to fiscal 2000 was a charge of $3.5 million (net of $1.6 million

                     SOLECTRON CORPORATION AND SUBSIDIARIES
income tax effect), or $.01 per common share, that was reflected in the first quarter of fiscal 2000. Pro forma information is not presented as the change did not have a material impact on any individual year prior to fiscal 2000.

NOTE 2. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash, cash equivalents and short-term investments as of August 31, 2000, and 1999, consisted of the following:

                                                                CASH AND        SHORT-TERM
                                                            CASH EQUIVALENTS    INVESTMENTS
                                                            ----------------    -----------
                                                                     (IN MILLIONS)
2000
Cash......................................................      $  439.6          $   --
Money market funds........................................         428.0              --
Certificates of deposit...................................          19.7            60.4
Market auction securities.................................            --            15.5
U.S. government securities................................          26.3           158.7
Corporate obligations.....................................         485.0           697.9
Other.....................................................          76.9            26.1
                                                                --------          ------
     Total................................................      $1,475.5          $958.6
                                                                ========          ======
1999
Cash......................................................      $  229.6          $   --
Money market funds........................................         119.7             0.7
Certificates of deposit...................................          55.1            38.8
Market auction securities.................................          33.5            39.1
U.S. government securities................................         603.9           274.4
Corporate obligations.....................................         313.9           100.6
Other.....................................................          72.4              --
                                                                --------          ------
     Total................................................      $1,428.1          $453.6
                                                                ========          ======

     Short-term investments are carried at fair market value, which approximates cost. Realized and unrealized gains and losses for the fiscal years ended August 31, 2000 and 1999 were not material. As of August 31, 2000, approximately 92% of Solectron's cash and cash equivalents and short-term investments mature in one year or less, with the remainder maturing in less than two years.

NOTE 3. INVENTORIES

     Inventories as of August 31, 2000 and 1999, consisted of:

                                                                2000        1999
                                                              --------    --------
                                                                 (IN MILLIONS)
Raw materials...............................................  $3,043.0    $  862.9
Work-in-process.............................................     558.9       237.6
Finished goods..............................................     185.4        96.5
                                                              --------    --------
     Total..................................................  $3,787.3    $1,197.0
                                                              ========    ========

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 4. PROPERTY AND EQUIPMENT

     Property and equipment as of August 31, 2000 and 1999, consisted of:

                                                                2000        1999
                                                              --------    --------
                                                                 (IN MILLIONS)
Land........................................................  $   40.3    $   24.8
Buildings and improvements..................................     243.0       142.8
Leasehold improvements......................................     102.2        61.8
Factory equipment...........................................   1,033.4       749.9
Computer equipment and software.............................     195.5       168.9
Furniture, fixtures and other...............................     109.6        48.9
Construction-in-process.....................................     125.8        94.0
                                                              --------    --------
                                                               1,849.8     1,291.1
Less accumulated depreciation and amortization..............     769.4       567.3
                                                              --------    --------
Net property and equipment..................................  $1,080.4    $  723.8
                                                              ========    ========

NOTE 5. LINES OF CREDIT

     Solectron has available a $100 million unsecured multicurrency revolving line of credit that expires April 30, 2002. Borrowings under the credit facility bear interest, at Solectron's option, at either the bank's prime rate, the London interbank offering rate (LIBOR) plus a margin, or the bank's certificate of deposit (CD) rate plus a margin. The margin under the LIBOR or CD rate options will vary depending on Solectron's Standard & Poor's Corporation and/or Moody's Investor Services, Inc. rating for its long-term senior unsecured debt. This margin was 0.4% at August 31, 2000. Under the credit agreement, the Company must meet certain financial covenants. As of August 31, 2000 and 1999, there were no borrowings outstanding under this line of credit.

     As of August 31, 2000 Solectron also had approximately $91 million and $174 million, respectively, in committed and uncommitted foreign lines of credit and other bank facilities. Borrowings were payable on demand. The interest rates ranged from the bank's prime lending rate to the bank's prime rate plus 2.0%. As of August 31, 2000, borrowings and guaranteed amounts under committed and uncommitted foreign lines of credit were $38 million and $58 million, respectively. The weighted-average interest rate was 5.4% for committed and 5.9% for uncommitted foreign lines of credit. Under these lines of credit agreements, the Company must meet certain financial covenants. As of August 31, 2000, Solectron was in compliance with all of its line of credit financial covenants.

NOTE 6. LONG-TERM DEBT

     Long-term debt at August 31, 2000 and 1999, consisted of (in millions):

                                                                2000       1999
                                                              --------    ------
                                                                (IN MILLIONS)
Zero coupon convertible senior notes due 2020, face value
  $4,025.0, fair value of $2,648.9 in 2000..................  $2,350.5    $   --
Zero coupon convertible senior notes due 2019, face value
  $1,656.0, fair value of $1,195.8 in 2000 and $1,029.9 in
  1999......................................................     798.5     767.6
7 3/8% senior notes due 2006, face value $150.0, fair value
  of $146.9 in 2000 and $143.8 in 1999......................     149.8     149.8
Other, fair value of $20.7 in 2000 and $5.3 in 1999.........      20.7       5.3
                                                              --------    ------
Total long-term debt........................................  $3,319.5    $922.7
                                                              ========    ======

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     In May 2000, Solectron issued 4,025,000 zero-coupon convertible senior notes at an issue price of $579.12 per note, which resulted in gross proceeds to Solectron of approximately $2.3 billion under an effective registration statement filed with the Securities and Exchange Commission. These notes are unsecured and unsubordinated indebtedness of Solectron with a maturity value aggregating $4.025 billion. There will be no interest payment by Solectron prior to maturity. Each note has a yield of 2.75% with a maturity value of $1,000 on May 8, 2020. Solectron is amortizing the issue discount using the effective interest method over the term of the notes. Each note is convertible at any time by the holder at a conversion rate of 12.3309 shares per note. Holders may require Solectron to purchase all or a portion of their notes on May 8, 2003 and May 8, 2010, at a price of $628.57 and $761.00 per note, respectively. Also, each holder may require Solectron to repurchase all or a portion of such holder's notes upon a change in control of the Company occurring on or before May 8, 2003. Solectron, at its option, may redeem all or a portion of the notes at any time on or after May 8, 2003.

     In January 1999, Solectron issued 1,656,000 zero coupon convertible senior notes to qualified institutional investors in a private placement at an issue price of $452.89 per note which resulted in gross proceeds of approximately $750 million. These notes are unsecured and unsubordinated indebtedness with a maturity value aggregating $1.656 billion. There will be no interest payment prior to maturity. Each note has a yield of 4% with a maturity value of $1,000 on January 27, 2019. Solectron is amortizing the issue discount using the effective interest method over the term of the notes. Each note is convertible at any time by the holder at a conversion rate of 14.944 shares per note, adjusted for the two-for-one stock splits effective through March 8, 2000. Holders may require Solectron to purchase all or a portion of their notes on January 27, 2002, and January 27, 2009, at a price of $510.03 and $672.97 per note, respectively. Also, each holder may require Solectron to repurchase all or a portion of such holder's notes upon a change in control of Solectron occurring on or before January 27, 2002. Solectron, at its option, may redeem all or a portion of the notes at any time on or after January 27, 2003. In addition, Solectron filed with the Securities Exchange Commission a registration statement for resales of the notes and the common stock issuable upon conversion. Such registration statement was declared effective in June 1999.

     In March 1996, Solectron issued $150 million aggregate principal amount of senior notes. These notes are in denominations of and have a maturity value of $1,000 each and are due on March 1, 2006. Interest is payable semiannually at a rate of 7 3/8% per annum. The notes may not be redeemed prior to maturity.

NOTE 7. FINANCIAL INSTRUMENTS

  Fair Value of Financial Instruments

     The fair value of Solectron's cash, cash equivalents, accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these items. The fair value of Solectron's short-term investments (see Note 2) is determined based on quoted market prices. The fair value of Solectron's long-term debt (see Note 6) is determined based on broker trading prices.

  Derivatives

     Solectron enters into forward exchange contracts to hedge foreign currency exposures on a continuing basis for periods consistent with its committed exposures. These transactions generally do not expose Solectron to risk of accounting loss because gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged. The counterparties to these contracts expose Solectron to credit related losses in the event of nonperformance. However, the counterparties to these contracts are substantial and creditworthy multinational commercial banks. The risk of counterparty nonperformance associated with these contracts is remote. Since these contracts generally have maturities of less than three months, the amounts of unrealized gains and losses are immaterial. Foreign currency forward exchange contracts outstanding totaled $187.3 million at the end of fiscal year 2000 and $66.0 million at the end of

                     SOLECTRON CORPORATION AND SUBSIDIARIES
fiscal year 1999. These contracts were originated by Solectron's international subsidiaries primarily for the purchase and sale of European currencies, U.S. dollar, Malaysian ringgit and Japanese yen to mitigate foreign currency exposures.

  Business and Credit Concentrations

     Financial instruments that potentially subject Solectron to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. Solectron's cash, cash equivalents and short-term investments are managed by recognized financial institutions which follow the Company's investment policy. Such investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 13. Solectron generally does not require collateral for sales on credit. The Company also closely monitors extensions of credit and has not experienced significant credit losses in the past.

NOTE 8. COMMITMENTS AND CONTINGENCIES

     Solectron leases various facilities under operating lease agreements. The facility leases outstanding as of August 31, 2000 expire at various dates through 2004. All such leases require Solectron to pay property taxes, insurance and normal maintenance costs. Payments of some leases are periodically adjusted based on LIBOR rates. Certain leases for Solectron's facilities, including Fremont, Milpitas and San Jose, California; Everett, Washington; Suwanee, Georgia; and Columbia, South Carolina, provide Solectron with an option at the end of the lease term of either acquiring the property at its original cost or arranging for the property to be acquired. For these leases, Solectron is contingently liable under a first loss clause for a decline in market value of such leased facilities up to 85% of the original costs, or approximately $178.5 million in total as of August 31, 2000, in the event Solectron does not purchase the properties or reach an agreement with the lessor to extend the lease at the end of the respective lease terms. Under such agreements, the Company must also maintain compliance with financial covenants similar to its credit facilities. As of August 31, 2000, Solectron was in compliance with all of its lease facility financial covenants.

     In addition, Solectron periodically enters into lease arrangements with third-party leasing companies under which it sells fixed assets and leases them back from the leasing companies. Solectron is accounting for these leases as operating leases.

     Future minimum payments related to lease obligations, including the $178.5 million contingent liability discussed above, are $126.7 million, $209.7 million, $213.7 million $133.1 million and $19.5 million in each of the years in the five-year period ending August 31, 2005, and $1.9 million for periods after that date. Rent expense was $98.9 million, $89.3 million and $35.9 million for the years ended August 31, 2000, 1999 and 1998, respectively.

     SMART, a wholly owned subsidiary of Solectron Corporation, and certain of SMART's ex-officers and ex-directors have been named as defendants in six securities class action lawsuits filed in the United States District Court for the Northern District of California. The plaintiffs in the Federal Actions allege that defendants made material misrepresentations and omissions during the period from July 1, 1997 through May 21, 1998 in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Federal Actions were consolidated on October 9, 1998, and a consolidated complaint was filed on November 30, 1998 (the "Federal Complaint"). On November 2, 1999, defendants filed a motion to dismiss the Federal Complaint, and on September 13, 2000 the U.S. District Court entered an Order granting defendants' motion to dismiss the Federal Complaint and directing the plaintiffs to show cause, if any, why they should be permitted another opportunity to amend the Federal Complaint to try to cure its deficiencies. Rather than respond to the order to show cause, the

                     SOLECTRON CORPORATION AND SUBSIDIARIES
plaintiffs have requested that the District Court dismiss the Federal Complaint "without prejudice". Defendants have requested that the Federal Complaint be dismissed "with prejudice" and will contend that such a dismissal is also dispositive of the State Complaint discussed below.

     On October 22, 1998, a putative securities class action lawsuit, captioned Reagan v. SMART Modular Technologies, Inc., et al., Case No. H204162-5 (the "State Complaint") was filed against SMART and certain of ex-officers and ex-directors in the Superior Court of the State of California, County of Alameda. The State Complaint alleges violations of Sections 25400 and 25500 of the California Corporations Code and seeks unspecified damages on behalf of a purported class of purchasers of SMART common stock during the period from July 1, 1997 through May 21, 1998. The factual allegations of the State Complaint are nearly identical to the factual allegations contained within the Federal Complaint. On February 22, 1999, the Superior Court granted SMART's motion to stay the state action pending resolution of the federal action. In light of the anticipated final dismissal of the Federal Complaint, as discussed above, defendants anticipate that the plaintiffs will seek to have the stay of the state action lifted and to litigate their claims in State court. As noted above, defendants expect to request dismissal of the State Complaint on the basis of the dismissal of the nearly identical allegations of the Federal Complaint.

     While the Company believes that all claims related to the state and federal securities actions are without merit and intends to continue to defend itself vigorously against these actions, it is still possible that an unfavorable outcome may result. The Company is unable to estimate the financial impact, if any, of these cases. Accordingly, no amounts have been accrued in the accompanying consolidated financial statements.

NOTE 9. RETIREMENT PLANS

     Solectron has various retirement plans that cover a significant number of its eligible worldwide employees. The Company sponsors a 401(k) Plan to provide retirement benefits for its United States employees. This Plan provides for tax-deferred salary deductions for eligible employees. Employees may contribute between 1% to 15% of their annual compensation to this Plan, limited by an annual maximum amount as determined by the Internal Revenue Service. The Company also makes discretionary matching contributions, which vest immediately, as periodically determined by its Board of Directors. The Company's matching contributions to this Plan totaled $10.7 million, $8.3 million and $4.5 million in fiscal 2000, 1999 and 1998, respectively. In addition, certain of the Company's non-United States employees are covered by various defined benefit and defined contribution plans. Solectron's expense for these plans totaled $9.6 million, $3.0 million and $.5 million in 2000, 1999 and 1998, respectively.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 10. INCOME TAXES

     The components of income taxes for the fiscal years ended August 31, 2000, 1999 and 1998, were as follows (in millions):

                                                            2000      1999      1998
                                                           ------    ------    ------
                                                                  IN MILLIONS
Current:
  Federal................................................  $ 96.0    $ 81.6    $ 90.1
  State..................................................    23.4      15.2      16.4
  Foreign................................................    48.6      29.7      19.9
                                                           ------    ------    ------
                                                            168.0     126.5     126.4
                                                           ------    ------    ------
Deferred:
  Federal................................................   (10.6)     (3.1)     (7.9)
  State..................................................    (0.7)      1.4      (1.8)
  Foreign................................................    22.0       4.0      (4.0)
                                                           ------    ------    ------
                                                             10.7       2.3     (13.7)
                                                           ------    ------    ------
Charge in lieu of taxes attributable to employee stock
  plans..................................................    60.1      35.4      11.5
                                                           ------    ------    ------
          Total..........................................  $238.8    $164.2    $124.2
                                                           ======    ======    ======

     The overall effective income tax rate (expressed as a percentage of financial statement income before income taxes) varied from the United States statutory income tax rate for the fiscal years ended August 31, 2000, 1999 and 1998, as follows:

                                                              2000    1999    1998
                                                              ----    ----    ----
Federal tax rate............................................  35.0%   35.0%   35.0%
State income tax, net of federal tax benefit................   2.7     2.9     3.2
Income of international subsidiaries taxed at different
  rates.....................................................   0.1     0.1    (1.0)
Tax holiday.................................................  (7.4)   (5.9)   (5.6)
Tax credits.................................................  (0.5)   (0.1)   (0.1)
Tax exempt interest income..................................  (0.1)   (0.3)   (0.4)
FSC benefit.................................................  (0.1)   (0.1)   (0.1)
Other.......................................................   2.6     0.3     2.1
                                                              ----    ----    ----
Effective income tax rate...................................  32.3%   31.9%   33.1%
                                                              ====    ====    ====

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities as of August 31, 2000 and 1999, were as follows (in millions):

                                                               2000      1999
                                                              ------    ------
                                                               (IN MILLIONS)
Deferred tax assets:
  Accruals, allowances and reserves.........................  $ 19.3    $ 19.3
  State income tax..........................................     9.2       5.4
  Acquired intangible assets................................     5.9       3.3
  Net undistributed profits of subsidiaries.................     3.8       2.8
  Plant and equipment.......................................      --       4.0
  Net operating loss carryover..............................    83.6       8.0
  Other.....................................................      --       5.2
                                                              ------    ------
Total deferred tax assets...................................   121.8      48.0
                                                              ------    ------
Deferred tax liabilities:
  Foreign inventories expensed for tax......................   (55.6)       --
  Depreciation..............................................    (4.0)     (3.3)
  Other.....................................................   (21.8)     (2.7)
                                                              ------    ------
Total deferred tax liabilities..............................   (81.4)     (6.0)
                                                              ------    ------
Net deferred tax assets.....................................  $ 40.4    $ 42.0
                                                              ======    ======

     Solectron has net operating losses in Mexico of approximately $142.9 million, which if not utilized, will expire beginning in 2007 through 2010. The Mexican net operating losses arise principally from the deduction of Mexican inventory costs for Mexican income tax purposes. Solectron also has net operating losses in Brazil of approximately $50.0 million, which will carry forward indefinitely until utilized. The Brazilian net operating losses arise principally from losses on nonfunctional currency debt. The tax benefit of these losses has been credited to the accumulated foreign currency translation account.

     Based on Solectron's historical operating income, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets recorded. Accordingly, Solectron has not established any valuation allowance.

     Worldwide income before income taxes for the fiscal years ended August 31, 2000, 1999 and 1998, consisted of the following (in millions):

                                                            2000      1999      1998
                                                           ------    ------    ------
                                                                 (IN MILLIONS)
U.S. ..................................................    $392.1    $349.7    $279.2
Non-U.S. ..............................................     347.4     164.8      96.3
                                                           ------    ------    ------
     Total.............................................    $739.5    $514.5    $375.5
                                                           ======    ======    ======

     Cumulative undistributed earnings of the international subsidiaries amounted to $672.8 million as of August 31, 2000, of which approximately $642.1 million is intended to be permanently reinvested. The amount of income tax liability that would result had such earnings been repatriated is estimated to be approximately $148.7 million.

     Solectron has been granted a tax holiday for its Malaysian sites which is effective through January 31, 2002, subject to certain conditions. Solectron has also been granted various tax holidays in China, which are effective for various terms and are subject to certain conditions.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 11. STOCKHOLDERS' EQUITY

  Issuance of Common Stock

     In August 1999, Solectron sold, through an underwritten public offering,
34.1 million shares of common stock which generated net proceeds of approximately $1.1 billion.

  Stock Repurchase

     During fiscal 1999, SMART repurchased approximately 454,000 shares of its common stock in the open market at an average purchase price of $15.75 per share and a total cost of approximately $7.1 million. During fiscal 1998, SMART repurchased approximately 632,000 shares of its common stock in the open market at an average purchase price of $14.50 per share and a total cost of approximately $9.2 million. As of August 31, 1999, all shares repurchased by SMART had been reissued pursuant to the exercise of stock options previously granted to employees from its various stock plans.

  Stock Split

     Effective February 24, 1999 and March 8, 2000, Solectron completed two-for-one stock splits effected as stock dividends. All references to share and per share data have been retroactively adjusted to reflect the stock splits. Pro Forma Fair Value Disclosures

     Solectron accounts for its employee stock plans, which consist of fixed stock option plans and an Employee Stock Purchase Plan, using the intrinsic value method under APB Opinion No. 25. No compensation expense related to these plans has been recognized in the Company's financial statements. The table below sets out the pro forma amounts of net income and net income per share that would have resulted for the fiscal years ended August 31, 2000, 1999 and 1998, if Solectron accounted for its employee stock plans under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

                                                               2000        1999        1998
                                                             --------    --------    --------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                          DATA)
 Net income:
                        As reported......................     $497.2      $350.3      $251.3
                        Pro forma........................     $444.0      $314.3      $222.0
 Net income per share:
 Basic                  As reported......................     $ 0.83      $ 0.65      $ 0.49
                        Pro forma........................     $ 0.74      $ 0.58      $ 0.43
 Diluted                As reported......................     $ 0.80      $ 0.61      $ 0.47
                        Pro forma........................     $ 0.71      $ 0.55      $ 0.42

     For purposes of computing pro forma net income, the fair value of each option grant and Employee Stock Purchase Plan purchase right is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used to value the option grants and purchase rights are stated below.

                                                          2000           1999           1998
                                                       -----------    -----------    -----------
Expected life of Options.............................    3.5 years      3.5 years        4 years
Expected life of purchase rights.....................     3 months       3 months       3 months
Volatility...........................................           52%            44%            40%
Risk-free interest Rate..............................  4.8% to 6.8%   4.5% to 5.8%   5.1% to 5.9%
Dividend yield.......................................         zero           zero           zero

                     SOLECTRON CORPORATION AND SUBSIDIARIES

  Stock Option Plans

     Solectron's stock option plans provide for grants of options to associates to purchase common stock at the fair market value of such shares on the grant date. The options vest over a four-year period beginning generally on the grant date. The term of the options is five years for options granted prior to November 17, 1993, and seven years for options granted thereafter. In connection with the acquisition of Force in November 1996, Solectron assumed all options outstanding under the Force option plan. Options under the Force plan generally vest over a four-year period beginning on the grant date and have a term of ten years. No further options may be granted under the Force plan.

     In connection with the merger with SMART in November 1999, Solectron assumed all options outstanding under the SMART plans. The options vest over a three to five year period beginning generally on the grant date. The term of the options is five years for 10% shareholders (participants who own stock possessing more than 10% of the voting power of all classes of SMART's outstanding capital stock) and ten years for all other options. In October 1995, the Board of Directors suspended the issuance of further grants under the 1989 Stock Plan. No further options may be granted under the SMART plans.

     In connection with the merger with Bluegum in July 2000, Solectron assumed all options outstanding under the Bluegum plan. The options vested immediately on the date of grant and the term of the options is five years. No further options may be granted under the Bluegum plan.

     A summary of stock option activity under the plans for the fiscal years ended August 31, 2000, 1999 and 1998, follows (in millions, except per share data):

                                                    2000                1999                1998
                                              -----------------   -----------------   -----------------
                                                       WEIGHTED            WEIGHTED            WEIGHTED
                                              NUMBER   AVERAGE    NUMBER   AVERAGE    NUMBER   AVERAGE
                                                OF     EXERCISE     OF     EXERCISE     OF     EXERCISE
                                              SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                              ------   --------   ------   --------   ------   --------
Outstanding, beginning of year..............   45.9     $11.29     45.5     $ 7.37     47.1     $ 4.71
Granted.....................................   13.4     $34.21     15.6     $18.04     15.5     $11.82
Exercised...................................  (10.8)    $ 8.18    (11.5)    $ 5.69    (14.2)    $ 3.19
Canceled....................................   (4.4)    $21.94     (3.7)    $ 8.39     (2.9)    $ 8.50
                                              -----               -----               -----
Outstanding, end of year....................   44.1     $17.72     45.9     $11.29     45.5     $ 7.37
                                              =====               =====               =====
Exercisable at year-end.....................   23.6     $11.23     22.0     $ 7.61     12.3     $ 9.62
                                              =====               =====               =====
Weighted-average fair value of options
  granted during the year...................            $15.92              $ 7.07              $ 4.40

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     Information regarding the stock options outstanding at August 31, 2000, is summarized in the table below (in millions, except number of years and per share data).

                                       OUTSTANDING
                            ----------------------------------       EXERCISABLE
                                         WEIGHTED                --------------------
                                          AVERAGE     WEIGHTED               WEIGHTED
   RANGE OF                              REMAINING    AVERAGE                AVERAGE
   EXERCISE                 NUMBER OF   CONTRACTUAL   EXERCISE   NUMBER OF   EXERCISE
    PRICES                   SHARES        LIFE        PRICE      SHARES      PRICE
---------------             ---------   -----------   --------   ---------   --------
$ 0.33 - $ 4.75..              4.7      1.85 years     $ 4.20       5.0       $ 3.95
$ 5.09 - $ 5.98..              4.8      2.64 years     $ 5.84       4.6       $ 5.84
$ 6.13 - $10.34..              4.3      3.75 years     $ 8.01       3.4       $ 7.86
$10.95 - $11.69..              4.9      4.25 years     $11.15       3.2       $11.10
$12.26 - $16.06..              2.3      6.69 years     $12.94       0.9       $12.94
$13.30 - $16.43..              5.7      5.39 years     $13.61       2.4       $13.57
$16.56 - $31.00..              8.9      6.71 years     $23.72       2.6       $21.54
$35.03 - $41.55..              4.9      6.21 years     $34.98       0.9       $34.91
$36.09 - $43.88..              3.1      6.45 years     $42.16       0.5       $40.70
$46.00 - $46.00..              0.5      6.38 years     $46.00       0.1       $46.00
                              ----                                 ----
$ 0.33 - $46.00..             44.1      4.94 years     $17.72      23.6       $11.23
                              ====                                 ====

     Options in this table include the options assumed in connection with the acquisition of Force, Smart and Bluegum.

     A total of 51.0 million shares of common stock remain reserved for issuance under the plans as of August 31, 2000.

     On December 1, of each year, each independent member of Solectron's Board of Directors is granted an option to purchase 6,000 shares of common stock at the fair market value on such date. These options vest over one year and have a term of five years.

  Employee Stock Purchase Plan

     Under Solectron's Employee Stock Purchase Plans (the Purchase Plans), associates meeting specific employment qualifications are eligible to participate and can purchase shares quarterly through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plans permit eligible associates to purchase common stock through payroll deductions for up to 15% of qualified compensation. As of August 31, 2000, 6.4 million shares remain available for issuance under the Purchase Plans.

     The weighted average fair value of the purchase rights granted by Solectron in fiscal 2000, 1999 and 1998 was $16.11, $9.67 and $4.99, respectively. The weighted-average fair value of the purchase rights granted by SMART in fiscal 1999 and 1998 was $5.69 and $5.86, respectively.

NOTE 12. SEGMENT AND GEOGRAPHIC INFORMATION

     Solectron provides integrated supply chain solutions that span the entire product life cycle, including technology, manufacturing and services. The Company has 45 manufacturing facilities in the Americas, Europe and Asia/Pacific to serve these similar customers. Solectron is operated and managed by industry segment, as well as geographically. Each industry segment has its own president and support staff. Solectron's management uses an internal management reporting system, which provides important financial data to evaluate performance and allocate Solectron's resources on an industry segment and geographic

                     SOLECTRON CORPORATION AND SUBSIDIARIES
basis. Intersegment adjustments are related primarily to intersegment sales that are generally recorded at prices that approximate arm's length transactions. Certain corporate expenses are allocated to these operating segments and are included for performance evaluation. Some amortization expenses are also allocated to these operating segments, but the related intangible assets are not allocated. The accounting policies for the segments are the same as for Solectron taken as a whole. Solectron has three reportable operating segments: manufacturing and operations, global services and technology solutions. Information about the operating segments for the fiscal years ended August 31, 2000, 1999 and 1998, was as follows:

                                                                2000         1999        1998
                                                              ---------    --------    --------
                                                                        (IN MILLIONS)
Net sales:
  Manufacturing and operations..............................  $12,418.5    $8,460.3    $5,211.3
  Technology solutions......................................    1,486.5     1,130.4       825.9
  Global services...........................................      232.5        78.5        65.0
                                                              ---------    --------    --------
                                                              $14,137.5    $9,669.2    $6,102.2
                                                              =========    ========    ========
Depreciation and amortization:
  Manufacturing and operations..............................  $   194.1    $  167.8    $  110.2
  Technology solutions......................................       26.1        21.5        16.7
  Global services...........................................       12.8         2.2         1.5
  Corporate.................................................       18.4         8.9         6.2
                                                              ---------    --------    --------
                                                              $   251.4    $  200.4    $  134.6
                                                              =========    ========    ========
Interest income:
  Manufacturing and operations..............................  $     8.6    $    8.0    $    6.9
  Technology solutions......................................        5.7         7.2         8.1
  Global services...........................................        0.2          --          --
  Corporate.................................................       92.4        21.5        17.3
                                                              ---------    --------    --------
                                                              $   106.9    $   36.7    $   32.3
                                                              =========    ========    ========
Interest expense:
  Manufacturing and operations..............................  $     6.9    $    3.4    $    1.8
  Technology solutions......................................        1.1         0.7         0.5
  Global services...........................................        0.9          --          --
  Corporate.................................................       62.7        34.2        23.1
                                                              ---------    --------    --------
                                                              $    71.6    $   38.3    $   25.4
                                                              =========    ========    ========
Income before income taxes and cumulative effect of change
  in accounting principle:
  Manufacturing and operations..............................  $   668.7    $  484.0    $  302.8
  Technology solutions......................................       78.4        82.6        81.4
  Global services...........................................        2.6         9.6         5.5
  Corporate.................................................      (10.2)      (61.7)      (14.2)
                                                              ---------    --------    --------
                                                              $   739.5    $  514.5    $  375.5
                                                              =========    ========    ========

                     SOLECTRON CORPORATION AND SUBSIDIARIES

                                                                2000         1999        1998
                                                              ---------    --------    --------
                                                                        (IN MILLIONS)
Capital expenditures:
  Manufacturing and operations..............................  $   432.3    $  392.0    $  225.7
  Technology solutions......................................       29.0        24.1        40.1
  Global services...........................................       15.7         3.8         2.7
  Corporate.................................................       29.0        29.5        10.6
                                                              ---------    --------    --------
                                                              $   506.0    $  449.4    $  279.1
                                                              =========    ========    ========
Total Assets:
  Manufacturing and operations..............................  $ 5,303.4    $2,712.7    $1,771.1
  Technology solutions......................................      500.2       451.5       331.4
  Global services...........................................      222.2        52.6        14.9
  Corporate.................................................    4,349.8     2,203.7       726.3
                                                              ---------    --------    --------
                                                              $10,375.6    $5,420.5    $2,843.7
                                                              =========    ========    ========

     The following enterprise wide information is provided in accordance with SFAS No. 131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset. No country, other than the United States, accounted for more than 10% of total sales or total assets in the periods presented. For major customer information, the Company's operating segments contributed various percentages aggregating up to 10% or more of consolidated net sales for such customers identified in Note 13.

                                                                2000         1999        1998
                                                              ---------    --------    --------
                                                                        (IN MILLIONS)
Net sales derived from:
  PCB assembly..............................................  $ 9,940.5    $6,502.0    $4,167.9
  Systems build.............................................    2,516.1     2,058.6     1,128.6
  Technology solutions products.............................    1,501.1     1,108.6       805.7
  Global services...........................................      179.8          --          --
                                                              ---------    --------    --------
                                                              $14,137.5    $9,669.2    $6,102.2
                                                              =========    ========    ========
Geographic net sales:
  United States.............................................  $ 8,328.9    $6,491.2    $4,366.1
  Europe....................................................    3,440.9     1,952.4     1,267.8
  Asia/Pacific and other....................................    2,367.7     1,225.6       468.3
                                                              ---------    --------    --------
                                                              $14,137.5    $9,669.2    $6,102.2
                                                              =========    ========    ========
Long-lived assets (physical location):
  United States.............................................  $   837.8    $  523.2    $  304.0
  Europe....................................................      607.2       100.1        95.7
  Asia/Pacific and other....................................      302.4       314.8       188.5
                                                              ---------    --------    --------
                                                              $ 1,747.4    $  938.1    $  588.2
                                                              =========    ========    ========

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 13. MAJOR CUSTOMERS

     Net sales to major customers as a percentage of consolidated net sales were as follows:

                                                              YEARS ENDED AUGUST 31,
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
Ericsson....................................................   13%       *        *
Compaq......................................................    *       12%       *
Cisco.......................................................   12%      11%      10%
HP..........................................................    *        *       11%

---------------
* net sales less than 10%

     Solectron has concentrations of credit risk due to sales to these and other Solectron's significant customers. In particular, Nortel, IBM and Ericsson account for approximately 12%, 12% and 10%, respectively, of total accounts receivable at August 31, 2000. The concentration of credit risk is intensified because the majority of Solectron's customers are in the same industry. The Company considers its concentrations of credit risk in establishing the reserves for bad debt and believes that such reserves are adequate.

NOTE 14. PURCHASE OF ASSETS

     In October 1998, Solectron acquired the wireless telephone manufacturing assets, primarily inventory and fixed assets, of Mitsubishi Consumer Electronics America, Inc.'s (MCEA) Cellular Mobile Telephone (CMT) division in Braselton, Georgia. MCEA was a subsidiary of Mitsubishi Electric Corporation (Mitsubishi). The purchase price of approximately $25 million was allocated to the assets acquired based on their relative fair values at the date of acquisition. Under the terms of the agreement, the Company will provide MCEA-CMT with a full range of manufacturing services for five years, including NPI management, PCB assembly and full systems assembly for MCEA's branded and private-label cellular products sold in North America.

     In February 1999, Solectron acquired IBM's Electronic Card Assembly and Test (ECAT) manufacturing assets, primarily inventory, in Austin, Texas. Additionally, Solectron acquired the non-exclusive rights to use certain IBM intellectual property for approximately $53 million. The total purchase price for the manufacturing assets and intellectual property rights was approximately $83 million. The purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Under the terms of the agreements, Solectron provides assembly for motherboards used in IBM's mobile computer products manufactured worldwide for the next three years. Solectron also provides IBM's worldwide design teams a full range of integrated NPI services.

     In August 1999, Solectron acquired the manufacturing assets, primarily inventory, of Trimble Navigation Limited (Trimble) in Sunnyvale, California, and assumed full manufacturing responsibility of Trimble's Global Positioning System
(GPS) and related radio frequency (RF) technology products for the next three years. Additionally, Solectron acquired certain intellectual property rights related to RF technology for approximately $11 million. The total purchase price for the transaction was approximately $27 million. The purchase price was allocated to the acquired assets based on the relative fair values of the assets at the date of acquisition.

     In September 1999, Solectron acquired the manufacturing assets, primarily inventory and equipment, of IBM's Netfinity server operations in Greenock, Scotland in several phases for approximately $19.2 million. In addition, Solectron acquired certain IBM intellectual property rights included in the design and manufacture of PC server motherboards for $19.6 million. Under the terms of the agreement, the Company assumed NPI and manufacturing responsibility for the PCB assemblies used in IBM's

                     SOLECTRON CORPORATION AND SUBSIDIARIES

Netfinity server lines which were formerly manufactured at IBM's Greenock operations. The Company provides IBM full-service NPI management which includes a full range of premanufacturing services, specifically component and concurrent engineering, test development, prototype, procurement and assembly. Solectron also provides to IBM for the next three years fully integrated PCB assembly services including early prototyping, new product launch, assembly and test, volume production, end-of-life support and life cycle management.

     In March 2000, Solectron completed the acquisition of the complex systems manufacturing assets of Ericsson Telecom AB's telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden. The total purchase price for the manufacturing assets and intangible assets was approximately $162.2 million, subject to adjustment. The purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. As part of the agreement, Solectron provides a complete range of integrated supply-chain solutions to Ericsson Telecom AB. This includes supply-base management, early prototyping, NPI management, complex printed circuit board (PCB) assembly, configure-to-order and build-to-order complex systems assembly, and global services.

     In April 2000, Solectron announced the completion of acquisition of the manufacturing assets of Premisys Communications, Inc., a wholly owned subsidiary of Zhone Technologies, Inc. (Zhone). The total purchase price for the manufacturing assets and intangible assets was approximately $15.5 million, subject to adjustment. The transaction was accounted for as a purchase of assets, and the purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Zhone is a communications equipment provider integrating expertise in voice, video and data communications. Under the agreement, Solectron becomes Zhone's virtual supply-chain partner and signed a five-year commitment with Zhone to provide product life cycle management services, including NPI through repair and end-of-life services.

     In June 2000, Solectron acquired the manufacturing assets of several Nortel manufacturing facilities including Calgary, Canada; Research Triangle Park, North Carolina; Monterrey, Mexico; and Cwmcarn, Wales. Solectron provides prototyping, PCB assembly, small sub-assembly and repair services to Nortel in these locations. Also in June 2000, Solectron completed the purchase of manufacturing assets at two Nortel Networks manufacturing and repair facilities located in Pont de Buis and Douarnenez, France, and Monkstown, Northern Ireland for which Solectron will offer prototyping, PCB assembly, small sub-assembly and repair services to Nortel Networks. The aggregate purchase price of the Nortel assets was approximately $900 million, subject to certain conditions. The Company is currently in the process of obtaining an appraisal of the assets acquired. Solectron also entered into a multi-year supply agreement with Nortel with revenues in excess of $10 billion, with the option to renew.

NOTE 15. BUSINESS COMBINATIONS

     In September 1998, Bluegum acquired Alcatel's telecommunications manufacturing operations in New South Wales, Australia. This transaction was accounted for under the purchase method of accounting, and the purchase price of approximately $23.3 million was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

     In July 1999, Solectron issued approximately 520,000 shares of common stock to acquire all of the outstanding capital stock of Sequel. It was a privately held corporation specializing in notebook computer and liquid crystal display repair service and support. This transaction was accounted for under the purchase method of accounting. The consolidated financial statements include the operating results of Sequel from the date of acquisition. The total purchase price was approximately $17.8 million, subject to adjustments. The acquisition was accounted for as a purchase of a business resulting in goodwill of approximately

                     SOLECTRON CORPORATION AND SUBSIDIARIES

$4 million. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

     In August 1999, SMART acquired Compaq's embedded and real time product line and business in Fremont, California and Scotland. Pursuant to the agreement, SMART acquired certain assets with a fair value totaling $1.2 million. The acquisition was accounted for under the purchase method of accounting, and the purchase price of approximately $16.2 million was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

     In November 1999, Solectron acquired NULOGIX Technical Services, Inc. (NULOGIX), a wholly owned subsidiary of IBM Canada, in its entirety. NULOGIX is located in Vaughn, Canada, and specializes in repair, manufacturing and refurbishment. The purchase price was approximately $4.0 million, subject to adjustments. The acquisition was accounted for as a purchase of a business resulting in goodwill of approximately $1.4 million. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

     In March 2000, Solectron completed the acquisition of Alcatel's manufacturing business in Aguadilla, Puerto Rico. The purchase price was approximately $47.2 million, subject to adjustments. The acquisition was accounted for as a purchase of a business resulting in goodwill of approximately $13.3 million. Alcatel is a world leader in building next-generation networks and end-to-end data voice solutions. As part of the acquisition of Alcatel's manufacturing business in Aguadilla, Solectron will assume full manufacturing responsibility for Alcatel's PCB products focused on the networking and telecommunication industries. Additionally, Solectron will provide a full range of manufacturing services to Alcatel for the next three years including prototyping and high-volume PCB assembly.

     In June 2000, Solectron completed the acquisition of IBM's manufacturing operations in Hortolandia, Sao Paulo state, Brazil. Solectron will assume responsibility for the systems configuration and assembly of IBM's Personal Systems Group, Retail Systems Solutions Group, and Enterprise Systems Group products sold into the Brazilian, Murcosul and Andean markets. As part of the multi-year agreement, Solectron will provide IBM with an extensive range of integrated services including NPI support, PCB and systems assembly, product configuration services, repair and end-of-life product support.

NOTE 16. ACQUISITION AND RESTRUCTURING COSTS

     Solectron incurred one-time charges for acquisition costs of approximately $26.8 million in fiscal 2000 relating to the acquisitions of SMART, AMERICOM and Bluegum. These costs consist of investment banker fees, legal fees, accounting fees, registration fees and other incidentals.

     Solectron also recorded restructuring costs of approximately $11.1 million in fiscal 2000 primarily related to the consolidation of certain facilities acquired in the SMART and Sequel mergers. Approximately $4.4 million related to lease exit costs, $3.4 million related to asset write-offs and other incidental costs, $1.2 million related to severance costs and $2.1 million related to other related costs. Approximately $2.8 remains in accrued expenses as of August 31, 2000 and Solectron expects to utilize these reserves by the end of fiscal 2001.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 17. NET INCOME PER SHARE

     The following table sets forth the computation of basic and diluted net income per share.

                                                                YEARS ENDED AUGUST 31,
                                                              --------------------------
                                                               2000      1999      1998
                                                              ------    ------    ------
                                                                    (IN MILLIONS,
                                                                EXCEPT PER SHARE DATA)
Net income before cumulative effect of change in accounting
  principle.................................................  $500.7    $350.3    $251.3
Cumulative effect of change in accounting principle, net of
  taxes.....................................................    (3.5)       --        --
                                                              ------    ------    ------
Net income -- basic.........................................  $497.2    $350.3    $251.3
Interest expense from convertible subordinated notes, net of
  taxes.....................................................      --       5.0       9.6
                                                              ------    ------    ------
Net income -- diluted.......................................  $497.2    $355.3    $260.9
                                                              ======    ======    ======
Weighted average shares -- basic............................   599.4     542.6     510.1
Common shares issuable upon exercise of stock options.......    24.1      22.6      19.3
Common shares issuable upon conversion of convertible
  subordinated notes........................................      --      13.8      27.2
                                                              ------    ------    ------
Weighted average shares -- diluted..........................   623.5     579.0     556.6
                                                              ======    ======    ======
Basic net income per share:
  Income before cumulative effect of change in accounting
     principle..............................................  $ 0.84    $ 0.65    $ 0.49
  Cumulative effect of change in accounting principle.......   (0.01)       --        --
                                                              ------    ------    ------
       Net income per share.................................  $ 0.83    $ 0.65    $ 0.49
                                                              ======    ======    ======
Diluted net income per share:
  Income before cumulative effect of change in accounting
     principle..............................................  $ 0.80    $ 0.61    $ 0.47
  Cumulative effect of change in accounting principle.......      --        --        --
                                                              ------    ------    ------
       Net income per share.................................  $ 0.80    $ 0.61    $ 0.47
                                                              ======    ======    ======

     Stock options with exercise prices greater than the average fair market price for a period, which are defined as antidilutive, are not included in the diluted earnings per share calculations because of their antidilutive effect.

     During fiscal 2000, 1999 and 1998, the exercise price for 3.1 million, 3.9 million and 9.9 million options, respectively, were greater than the average fair market value of the Company's common stock and consequently were excluded from the diluted calculation.

     In addition, the calculations for the years ended August 31, 2000 and 1999 did not include 39.7 and 24.7 million common shares, respectively, issuable upon conversion of the zero coupon senior notes as they would have been antidilutive.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

NOTE 18. DIFFERENCES BETWEEN U.S. GAAP AND CANADIAN GAAP

     Solectron's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following include the effect of material measurement differences to net income and shareholders' equity to present the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") as of August 31, 2000, 1999 and 1998, and for each of the years then ended.

                                                                 2000          1999          1998
                                                              ----------    ----------    ----------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
Net income adjustments:
  Net income under U.S. GAAP................................   $  497.2      $  350.3      $  251.3
  Increases (decreases):
     Income statement impact of purchase accounting(a):
       Force................................................      (25.6)        (25.6)        (25.6)
       SMART................................................     (160.4)        (78.7)        (75.3)
       Americom.............................................        0.9          (2.8)         (1.7)
       Bluegum..............................................        6.4          (0.7)          0.5
     Start-up costs(b)......................................        5.1          (1.0)         (4.1)
     Convertible debentures(c)..............................        2.0          (0.1)         (1.7)
     Unrealized gains/losses on short-term investments(d)...       (2.6)         (1.7)           --
     Income taxes(e)........................................       (5.8)         26.6          25.5
                                                               --------      --------      --------
  Net income under Canadian GAAP............................   $  317.2      $  266.3      $  168.9
                                                               ========      ========      ========
  Net income per common share(f)............................   $   0.54      $   0.54      $   0.36
                                                               ========      ========      ========
  Net diluted income per common share(f)....................   $   0.52      $   0.51      $   0.35
                                                               ========      ========      ========
Shareholders' equity adjustments:
  Shareholders' equity under U.S. GAAP......................   $3,802.1      $3,166.9      $1,475.4
  Increases (decreases):
  Conversion from Pooling of Interests to Purchase
     Accounting(a):
     Conversion to purchase accounting upon acquisition.....    2,361.5        (119.5)        (39.8)
     Income statement impact of purchase accounting:
       Force................................................      (94.9)        (69.3)        (43.7)
       SMART................................................     (142.5)           --            --
       Americom.............................................        1.1            --            --
       Bluegum..............................................       (0.8)           --            --
  Start-up costs(b).........................................         --          (5.1)         (4.1)
  Convertible debentures(c).................................       (2.3)         (4.3)         (4.2)
  Equity portion of convertible debentures(c)...............    1,842.0         322.0          22.1
  Unrealized gains/losses on short-term investments(d)......      (12.7)           --            --
  Income taxes(e)...........................................        3.6           2.4           2.3
                                                               --------      --------      --------
  Shareholders' equity under Canadian GAAP..................   $7,757.1      $3,293.1      $1,408.0
                                                               ========      ========      ========

  (a) Conversion from Pooling of Interests to Purchase Accounting

     Business combinations were accounted for using the pooling-of-interests or the purchase methods through June 30, 2001 under U.S. GAAP. Solectron accounted for its acquisitions of Force Computers,

                     SOLECTRON CORPORATION AND SUBSIDIARIES

Inc. (Force), SMART Modular Technologies, Inc. (SMART), AMERICOM Wireless Services (Americom), and Bluegum Group (Bluegum) using the pooling-of-interests method. Accordingly, Solectron's financial statements have been retroactively restated to include the financial results of SMART, Americom and Bluegum for all periods presented.

     Under Canadian GAAP through June 30, 2001, the pooling-of-interests method was permitted in limited circumstances, where neither party could be identified as the acquirer. As such, the acquisitions of Force, SMART, Americom and Bluegum are accounted for using the purchase method of accounting under Canadian GAAP.

     This adjustment records the acquisitions of Force, SMART, Americom and Bluegum using the purchase method of accounting. It reverses the impact of retroactive restatement and amortizes goodwill on a straight-line basis over 10 years.

     Details of the acquisitions using the purchase method are as follows:

     In November 1996, Solectron issued approximately 24.8 million shares of common stock, valued at approximately $181.5 million, for all of the outstanding stock of Force. Solectron also assumed all of Force's outstanding options valued at approximately $96.9 million on the acquisition date using the Black-Scholes option pricing model. Solectron also incurred direct transaction costs of approximately $1 million resulting in total purchase consideration of approximately $279.4 million. Solectron acquired assets of approximately $58.2 million, assumed liabilities of approximately $34.3 million and recorded goodwill of approximately $255.5 million. Force is a designer and provider of computer platforms for the embedded market.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     In November 1999, Solectron issued approximately 47.6 million shares of common stock, valued at approximately $2.1 billion, for all the outstanding stock of SMART. Solectron also assumed all of SMART's outstanding options valued at approximately $208.6 million on the acquisition date using the Black-Scholes option pricing model. Solectron also incurred direct transaction costs of approximately $3.7 million resulting in total purchase consideration of approximately $2.3 billion, and in goodwill of $1.95 billion. Assets acquired and liabilities assumed in the acquisition were:

                                                              (IN MILLIONS)
Assets acquired:
  Cash, cash equivalents and short-term investments.........      $167
  Accounts receivable.......................................       139
  Inventories...............................................       123
  Deferred income taxes.....................................         6
  Other current assets......................................        10
  Property and equipment....................................        51
  Other.....................................................        16
                                                                  ----
     Total assets acquired..................................      $512
                                                                  ====
Liabilities assumed:
  Accounts payable..........................................      $134
  Accrued employee compensation.............................         5
  Accrued bonuses...........................................         3
  Accrued expenses..........................................         7
  Income taxes..............................................        10
  Other long-term liabilities...............................         3
                                                                  ----
     Total liabilities assumed..............................      $162
                                                                  ====

---------------

SMART is a designer and manufacturer of memory modules and memory cards, embedded computers and I/O products.

     In April 2000, Solectron issued approximately 1.8 million shares of common stock, valued at approximately $71.4 million, for all the outstanding stock of Americom. Solectron also incurred direct transaction costs of approximately $3.5 million resulting in total purchase consideration of approximately $74.9 million. Solectron acquired assets of approximately $25.4 million, assumed liabilities of approximately $24.2 million and recorded goodwill of approximately $73.7 million. Americom specializes in wireless handset repair, refurbishment and outsourced technical customer support services.

     In July 2000, Solectron issued approximately 2.3 million shares of common stock, valued at approximately $106.8 million, for all outstanding stock of Bluegum. Solectron also incurred direct transaction costs of approximately $.7 million resulting in total purchase consideration of approximately $107.5 million. Solectron acquired assets of approximately $74.6 million, assumed liabilities of approximately $58.8 million and recorded goodwill of approximately $91.7 million. Bluegum is an electronics contract manufacturer.

  (b) Start-up costs

     In fiscal year 2000, Solectron adopted the American Institute of Certified Public Accountants' Statement of Position No. 98-5, Reporting on Costs of Start-up Activities (SOP 98-5). This statement requires that costs of start-up activities and organizational costs be expensed as incurred. Solectron reported a cumulative effect of change in accounting principle of $3.5 million, net of tax.

                     SOLECTRON CORPORATION AND SUBSIDIARIES

     Canadian GAAP permits but does not require start-up costs to be capitalized and amortized over their expected useful lives. Consequently, this adjustment reflects the adoption of SOP 98-5 as a change in accounting policy and retroactively restates all periods presented in accordance with Canadian GAAP.

  (c) Convertible debentures

     Convertible debentures are presented as long term debt under U.S. GAAP. Under Canadian GAAP, the issuer recognizes and presents the embedded equity instrument (the exchange option) separately from the liability on its balance sheet. This adjustment recognizes the equity component of Solectron's convertible debentures and related interest expense impact. The equity component of Solectron's convertible debentures consists of $22.1 million related to the $230 million notes issued in February 1996, $316.9 million related to the zero coupon notes issued in January 1999, and $1,520 million related to the zero coupon notes issued in May 2000. During February and March 1999, all of the $230 million notes issued in February 1996, with a carrying value of $17.1 million were converted into common stock.

  (d) Unrealized gains/losses on short-term investments

     Unrealized gains and losses on short-term investments are recorded in other comprehensive income under U.S. GAAP. Under Canadian GAAP, temporary losses on short-term investments, on an individual security or aggregate portfolio basis, should be recognized in net income. Subsequent recoveries in value are recognized only when realized. This adjustment recognizes temporary losses on an aggregate portfolio basis in net income.

  (e) Income taxes

     For purposes of reconciliation to Canadian GAAP, Solectron has adopted the standards set out in Section 3465 of the CICA Handbook in accounting for income taxes. There are no significant differences from U.S. GAAP, as set forth under SFAS No. 109, Accounting for Income Taxes.

     This adjustment includes the income tax effect of adjustments (a), (b), (c) and (d).

  (f) Earnings per share

     For purposes of reconciliation to Canadian GAAP, Solectron has adopted the standards set out in Section 3500 of the CICA Handbook in accounting for earnings per share. There are no significant differences from U.S. GAAP, as set forth under SFAS No. 128, Earnings Per Share.

NOTE 19. SUBSEQUENT EVENTS (UNAUDITED)

     In October 2000, Solectron entered into an agreement with Sony Corporation
(Sony) to acquire certain assets associated with two Sony manufacturing facilities: Sony Nakaniida Corporation in Miyagi, Japan, and Sony Industry Taiwan in Kaohsiung, Taiwan. These facilities currently produce high-end consumer products such as automobile satellite navigation systems, car audio systems and lithium-ion battery packs. The agreement will result in Sony outsourcing its electronic manufacturing services to Solectron from these two facilities.

     On October 31, 2000, Solectron signed a definitive agreement to commence an offer to purchase all outstanding shares of NatSteel Electronics Ltd (NEL). NEL provides global contract manufacturing services for original equipment manufacturers (OEMs) in the electronics industry. The company manufactures PCB assemblies, and provides box-building capabilities and pre- and post-manufacturing services such as design, prototyping, testing and logistics. Solectron has received irrevocable undertakings, representing approximately 43 percent of NEL's outstanding common shares, from major shareholders to tender their shares under the offer. Those shares are held by the largest shareholder of NEL, separately

                     SOLECTRON CORPORATION AND SUBSIDIARIES
traded NSL; key members of NEL's management team; and Temasek Capital. Temasek Holdings and other key shareholders of NSL, who collectively hold approximately 23 percent of NSL's outstanding shares, have irrevocably undertaken to vote their shares in favor of NSL tendering its NEL shares in the offer. Notwithstanding the fact that we have signed a definitive agreement and have received undertakings from NEL's major shareholders, the offer is subject to several conditions, including: the tender of more than 50 percent of NEL's shares (on a fully diluted basis) to Solectron pursuant to the offer; the approval of NatSteel Ltd. shareholders to sell its shares in NEL to Solectron pursuant to the offer as well as the satisfactory completion of all relevant regulatory reviews and approvals and all other customary conditions.

     On November 1, 2000, Solectron filed prospectus supplements to raise approximately $3.0 billion through concurrent offerings of primary shares of their common stock and 20-year Liquid Yield Option Notes (LYONs). The LYONs would be zero coupon senior notes convertible into common stock. The common stock and LYONs would be offered under the Company's shelf registration that was declared effective April 14, 2000. Solectron intends to use the net proceeds from these offerings for funding the further expansion of its business and strategic acquisitions, including approximately $2.4 billion to fund the pending acquisition of NEL.

                     SOLECTRON CORPORATION AND SUBSIDIARIES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN MILLIONS)

                                              BALANCE AT     AMOUNTS
                                              BEGINNING     CHARGED TO                     BALANCE AT
DESCRIPTION                                   OF PERIOD     OPERATIONS    (DEDUCTIONS)    END OF PERIOD
-----------                                   ----------    ----------    ------------    -------------
Year ended August 31, 2000:
Allowance for doubtful accounts
  receivable................................     $6.4          $5.1          $(2.9)           $8.6
Year ended August 31, 1999:
Allowance for doubtful accounts
  receivable................................     $4.7          $2.5          $(0.8)           $6.4
Year ended August 31, 1998:
Allowance for doubtful accounts
  receivable................................     $4.7          $3.0          $(3.0)           $4.7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Solectron Corporation:

     We have audited the accompanying consolidated balance sheets of Solectron Corporation and subsidiaries as of August 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2000. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America which are substantially equivalent to Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Solectron Corporation and subsidiaries as of August 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for start-up costs.

                                          (KPMG LLP LOGO)

Mountain View, California
September 15, 2000

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
NatSteel Electronics Ltd

     We have audited the accompanying consolidated balance sheet of NatSteel Electronics Ltd and subsidiaries as of December 31, 2000 and the related consolidated profit and loss account, statement of changes in shareholders' equity and cash flows for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NatSteel Electronics Ltd and subsidiaries as of December 31, 2000 and the consolidated results of their operations, changes in shareholders' equity and their cash flows for the year ended December 31, 2000, in conformity with Statements of Accounting Standard issued by the Institute of Certified Public Accountants of Singapore.

     Statements of Accounting Standard in Singapore vary in certain significant respects from accounting principles generally accepted in the United States of America. Applications of accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2000 and shareholders' equity at December 31, 2000 to the extent summarised in note 24 to the financial statements.

KPMG

Singapore
March 13, 2001

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                CONSOLIDATED BALANCE SHEET FINANCIAL STATEMENTS
                            AS AT DECEMBER 31, 2000
                      (IN THOUSANDS OF SINGAPORE DOLLARS)

                                                              NOTE
                                                              ----
                                    ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................             95,977
Trade accounts receivable...................................    4       619,536
Inventories.................................................    5       687,808
Other current assets........................................    6        71,870
                                                                      ---------
Total Current Assets........................................          1,475,191
LONG-TERM ASSETS
Long-term investments.......................................    7        63,938
Intangible assets...........................................    8       228,906
Property, plant and equipment, net..........................    9       479,609
                                                                      ---------
Total Assets................................................          2,247,644
                                                                      =========
                     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debts (unsecured)................................            435,570
Trade accounts payable......................................            551,914
Current instalments of obligations under capital leases.....   10           565
Accrued operating expenses..................................            108,303
Income taxes payable........................................             14,582
Other current liabilities...................................   11        69,196
                                                                      ---------
Total Current Liabilities...................................          1,180,130
LONG-TERM LIABILITIES
Obligations under capital leases, excluding current
  instalments...............................................   10         1,036
Long-term debts.............................................   12       196,349
Deferred tax liabilities....................................   13         7,799
                                                                      ---------
Total Liabilities...........................................          1,385,314
Minority interests..........................................             22,105
SHAREHOLDERS' EQUITY
Share capital...............................................   14        50,948
Reserves....................................................   15       789,277
                                                                      ---------
Total Shareholders' Equity..................................            840,225
                                                                      ---------
Total Liabilities and Shareholders' Equity..................          2,247,644
                                                                      =========

   The notes form an integral part of the consolidated financial statements.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      (IN THOUSANDS OF SINGAPORE DOLLARS)

                                                              NOTE
                                                              ----
Net revenue.................................................   16      4,512,974
Cost of revenue.............................................          (4,325,417)
                                                                      ----------
Gross profit................................................             187,557
Operating expenses:
  Research and development..................................              (2,338)
  Sales and marketing.......................................              (6,803)
  General and administrative................................            (252,195)
  Amortisation of goodwill..................................             (27,373)
                                                                      ----------
Loss from operations........................................            (101,152)
Share of losses in associated companies.....................              (2,846)
Interest income.............................................               4,029
Interest expense............................................   17        (31,748)
Foreign exchange gains......................................              11,149
Other income/(expenses).....................................              (8,992)
                                                                      ----------
Loss before income tax......................................   18       (129,560)
Income taxes................................................   19        (16,445)
                                                                      ----------
Loss before minority interests..............................            (146,005)
Minority interests..........................................              (1,337)
                                                                      ----------
Loss for the year...........................................            (147,342)
                                                                      ==========

   The notes form an integral part of the consolidated financial statements.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      (IN THOUSANDS OF SINGAPORE DOLLARS)
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                 CURRENCY
                                                  SHARE     SHARE    REVENUE    TRANSLATION
                                                 CAPITAL   PREMIUM   RESERVE      RESERVE      TOTAL
                                                 -------   -------   --------   -----------   --------
At January 1, 2000.............................  43,010    243,494    187,259     16,092       489,855
Issue of ordinary shares.......................   7,938    464,883         --         --       472,821
Loss for the year..............................      --         --   (147,342)        --      (147,342)
Exchange differences on translation of foreign
  currency balances............................      --         --         --     24,903        24,903
Payment of 1999 dividends......................      --         --        (12)        --           (12)
                                                 ------    -------   --------     ------      --------
At December 31, 2000...........................  50,948    708,377     39,905     40,995       840,225
                                                 ======    =======   ========     ======      ========

   The notes form an integral part of the consolidated financial statements.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      (IN THOUSANDS OF SINGAPORE DOLLARS)

CASH FLOWS FROM OPERATING ACTIVITIES
  Loss before income tax....................................   (129,560)
  Adjustments for:-
    Amortisation of intangible assets.......................     35,045
    Depreciation of property, plant and equipment...........     66,453
    Loss on disposal of property, plant and equipment.......     25,578
    Provision for diminution in value of quoted equity
     shares.................................................     18,089
    Share of losses in associated companies.................      2,846
    Interest income.........................................     (4,029)
    Interest expense........................................     31,748
    Loss on dilution of a subsidiary........................      4,432
    Loss on disposal of an associated company...............      3,913
                                                              ---------
  Operating profit before working capital changes...........     54,515
  (Increase)/Decrease in working capital:-
    Trade receivables.......................................   (142,183)
    Inventories.............................................   (371,126)
    Other current assets....................................    (49,314)
    Trade payables..........................................    200,266
    Accrued operating expenses..............................     76,957
    Other current liabilities...............................     37,419
                                                              ---------
  Cash utilised in operations...............................   (193,466)
  Tax paid..................................................     (9,125)
                                                              ---------
  Net cash outflow from operating activities................   (202,591)
CASH FLOWS FROM INVESTING ACTIVITIES
  Interest received.........................................      4,029
  Proceeds from disposal of property, plant and equipment...     24,749
  Acquisition of property, plant and equipment..............   (238,030)
  Purchase of intangibles...................................   (242,177)
  Investments in associated companies.......................    (43,975)
  Loan to an associated company.............................     (6,936)
  Purchase of unquoted investments..........................     (5,075)
  Net effect on the de-consolidation of a subsidiary........     17,225
                                                              ---------
  Net cash outflow from investing activities................   (490,190)
                                                              ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Interest paid.............................................    (24,742)
  Dividend paid.............................................     (2,254)
  Proceeds from issue of 2005 Bonds.........................    150,000
  Proceeds from issue of ordinary shares (net)..............     90,688
  Additional contribution from minority shareholders of a
    subsidiary..............................................     21,014
  Repayment of capital leases...............................       (121)
  Proceeds from term loans..................................    397,835
                                                              ---------
  Net cash inflow from financing activities.................    632,420
                                                              ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................    (60,361)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR......    156,338
                                                              ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR............     95,977
                                                              =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
(a) Summary of Effect of De-Consolidation of a Subsidiary
    Fixed assets............................................      5,048
    Non-current assets......................................         40
    Current assets..........................................    130,141
    Current liabilities.....................................   (101,562)
    Non-current liabilities.................................       (411)
    Minority interests......................................     (5,926)
                                                              ---------
                                                                 27,330
    Cost of investment transferred to associated company....     (9,566)
                                                              ---------
                                                                 17,764
    Cash of subsidiary de-consolidated......................       (539)
                                                              ---------
    Net effect on the de-consolidation of subsidiary........     17,225
                                                              ---------
(b) Non-Cash Investing and Financing Activities
    Conversion of 2004 bonds................................    232,186
    Conversion of 2005 bonds................................    150,000
                                                              ---------

   The notes form an integral part of the consolidated financial statements.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

     These notes form an integral part of and should be read in conjunction with the accompanying consolidated balance sheet, profit and loss account and statements of changes in shareholders' equity and cash flows.

 1. GENERAL

     NatSteel Electronics Ltd (the "Company") is a company incorporated in the Republic of Singapore with its registered office at 138 Joo Seng Road, Singapore 368361. The principal activities of the Company are contract manufacturing for original equipment manufacturers in the computer, telecommunication and related electronic industries and provision of pre-manufacturing and post-manufacturing services such as design, prototyping, testing, distribution, logistics and other support services. The principal activities of the subsidiaries are set in note
3. The consolidated financial statements of the Company for the year ended December 31, 2000 relate to the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associated companies.

     On November 28, 2000, the Company received a voluntary conditional cash offer from Solectron Corporation ("Solectron") for the acquisition of all the issued and paid-up ordinary shares of S$0.10 each in the capital of the Company at US$4.53 for each share and the outstanding 1.5% unsecured convertible bonds due 2004 issued by the Company in July 1999.

     On 5 January 2001, at the close of the share and bond offer, the Company announced that valid acceptances had been received for 98.8% of the issued and paid-up share capital and 99.8% of the outstanding bonds. In accordance with its rights under the Singapore Companies Act, Solectron compulsorily acquired the remaining shares and bonds from the dissenting share and bondholders. Following the completion of the acquisition, the shares of the Company were de-listed on 7 March 2001 from the Singapore Stock Exchange.

     For accounting purposes, the effective date for the acquisition by Solectron is January 1, 2001. Accordingly, on that date, Solectron became the ultimate holding company of the Group. Solectron is incorporated in the United States of America.

 2. SIGNIFICANT ACCOUNTING POLICIES

     (a) Statement of Compliance

     These financial statements have been prepared in accordance with the Statements of Accounting Standard issued by the Institute of Certified Public Accountants of Singapore ("Singapore GAAP"). In drawing up these statements, adjustments, where material, are made to the financial statements of the subsidiaries which are prepared under US generally accepted accounting principles ("US GAAP") or generally accepted accounting principles of their country of incorporations, in order to comply with the requirements of Singapore GAAP.

     (b) Basis of Financial Statements Preparation

     The financial statements, expressed in Singapore dollars, are prepared on the historical cost basis.

     (c) Basis of Consolidation

          (i) Subsidiaries

          A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of the directors.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

          (ii) Associated Companies

          An associated company is a company in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

          Unless the interest in the associated company is acquired and held exclusively with a view to subsequent disposal in the near future, an investment in an associated company is accounted for in the consolidated financial statements under the equity method. It is initially recorded at cost and adjusted thereafter for post acquisition changes in the Group's share of the associated company's net assets.

          (iii) Transactions Eliminated on Consolidation

          All significant intercompany transactions and balances are eliminated on consolidation. Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealised losses provide evidence of an impairment of the assets transferred, in which case they are recognised immediately in the profit and loss account.

          (iv) Goodwill/Negative Goodwill

          Goodwill arising on acquisition represents the excess of cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Goodwill is stated at cost less accumulated amortisation and impairment losses. In respect of associated companies, the carrying amount of goodwill is included as part of intangible assets in the consolidated financial statements. Goodwill is amortised over its estimated useful life of up to 15 years. Negative goodwill arising on acquisition represents the excess of the fair value of the identifiable net assets acquired over the cost of acquisition. Negative goodwill is credited to the capital reserve. In respect of associated companies, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associated company.

          (v) Disposals

          On disposal of a subsidiary or an associated company during the year, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as movement on Group reserves is included in the calculation of the profit or loss on disposal.

     (d) Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight line basis so as to write off the cost of the assets over their estimated useful lives as follows:-

Freehold properties............................  -- 20 to 50 years
Leasehold properties...........................  -- Over the period of the lease
Leasehold improvements.........................  -- 10 years
Plant and equipment............................  -- 5 to 8 years
Office equipment...............................  -- 5 to 10 years
Furniture and fittings.........................  -- 5 to 10 years
Computers......................................  -- 5 years
Motor vehicles.................................  -- 5 years

     No depreciation is provided on freehold land and construction in progress.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     (e) Other Investments

     Investments, which are held as long-term investments, are stated at cost less any provisions for diminution in value of the investments which are other than temporary as determined by the directors for each investment individually.

     Dividends from long-term investments are included in the profit and loss account when the dividends are received.

     (f) Intangible Assets

     Bond issue expenses are stated at cost and amortised to the profit and loss account on a straight line basis over 5 years, being the redemption period of the bonds from the date of issuance. Licence fees are being amortised on a straight line basis over 5 years.

     (g) Inventories

     Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

     (h) Deferred Taxation

     Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. Deferred tax benefits are recognised in the financial statements only to the extent of any deferred tax liability or when such benefits are reasonably expect to be realisable in the near future.

     (i) Revenue Recognition

     Revenue from sale of goods is recognised when goods are delivered which is taken to be the point in time when the customer has taken delivery of the goods and title, risks and rewards of ownership have transferred. Revenue excludes goods and services or other sales taxes and is after deduction of any trade discounts.

     (j) Foreign Currency

     The functional currency of the Group's principal operations is the U.S. dollar and, accordingly, the accounting records of the Company and its subsidiaries are maintained in U.S. dollars. For recording purposes, transactions in foreign currencies other than U.S. dollars are remeasured at rates ruling on transaction dates. Monetary assets and liabilities which are denominated in currencies other than U.S. dollars are remeasured into U.S. dollars at the rates of exchange ruling at the balance sheet date. The effects of remeasuring assets and liabilities into U.S. dollars are recorded in the profit and loss account.

     For purpose of these financial statements, which are presented in Singapore dollars, assets and liabilities are translated from U.S. dollars to Singapore dollars at rates of exchange closely approximate to those ruling at the balance sheet date. The profit and loss account is translated into Singapore dollars at the average rate of exchange for the year. Translation differences are taken directly to a cumulative translation adjustment account in shareholders' equity.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     (k) Related Parties

     For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

     (l) Cash and Cash Equivalents

     Cash and cash equivalents comprise cash in hand, bank deposits and short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

     (m) Segment Reporting

     A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The primary format and business segments are based on the Group's management and internal reporting structure.

     Inter-segment pricing is determined on an arm's length basis. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

 3. COMPANIES IN THE GROUP

     The companies in the Group during the financial year, their principal activities, countries of incorporation and places of business and the extent of the Group's equity interest in these companies are shown below:-

                                                                                              GROUP'S
                                                                     COUNTRY OF              EFFECTIVE
                                                                   INCORPORATION/         EQUITY INTEREST
     NAME OF SUBSIDIARY           PRINCIPAL ACTIVITIES                BUSINESS                   %
     ------------------       ----------------------------  ----------------------------  ---------------
NatSteel Electronics
  Hungary Manufacturing
  Limited Liability
  Company...................  Contract manufacturing        Hungary                             100
NatSteel Electronics
  (M) Sdn. Bhd..............  Contract manufacturing        Malaysia                            100
NatSteel Electronics
  S.A de C.V................  Contract manufacturing        Mexico                              100
Natsteel Electronics
  (Shanghai) Co., Ltd.......  Contract manufacturing        The People's Republic of            100
                                                            China
NatSteel Electronics
  (Shenzhen) Company
  Limited...................  Contract manufacturing        The People's Republic of            100
                                                            China
NEL (US) Holdings Inc.
  and its subsidiaries:-....  Investment holding            United States of America            100
  - NatSteel Electronics
    (USA) Manufacturing,
    Inc.....................  Contract manufacturing        United States of America            100
  - NatSteel Electronics
    Inc. ...................  Provision of technical        United States of America            100
                              services
  - NEL Americas Inc. ......  Contract manufacturing        United States of America            100
  - U.S. Robotics
    Corporation (mu)........  Provider of internet access   United States of America           65.6
                              equipment
P.T. NatSteel Electronics
  Indonesia (mu)............  Contract manufacturing        Batam, Republic of Indonesia        100
Thai Integrated Electronics
  Company Limited...........  Dormant                       Thailand                           99.4
ECS Holdings Limited and its
  subsidiary:-..............  Investment holding            Singapore                         (OMEGA)
  - ECS (Computers) Asia Pte
    Ltd.....................  Trading of computer software  Singapore                         (OMEGA)
                              and peripheral equipment
NatSteel Electronics
  International Ltd (phi)...  Provision of marketing and    British Virgin Islands              100
                              technical services
NatSteel Electronics
  (HK) Holding Ltd..........  Dormant                       Hong Kong                           100
NatSteel Electronics (HK)
  Ltd (phi).................  Provision of marketing and    British Virgin Islands              100
                              technical services
NP Online Pte Ltd...........  Trading of IT components and  Singapore                           75
                              accessories

---------------
(mu) Audited by other firms of certified public accountants.

(phi) Not required to be audited by the law in country of incorporation.

(OMEGA) Associated company at December 31, 2000 (note 7)

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     All subsidiaries are audited by KPMG Singapore and its associated firms with the exception of the companies incorporated in the British Virgin Islands, which are not required to be audited by law in the British Virgin Islands, and US Robotics Corporation and PT NatSteel Electronics Indonesia, which are audited by other firms of certified public accountants.

     On December 29, 2000, ECS Holdings Limited ("ECS") ceased to be a controlled subsidiary of the Group as a result of the issue of new shares by ECS to a minority shareholder. Arising from this, the Group's interest in the equity of ECS was reduced from 80% and it became a 35% equity controlled associated company. The loss arising from the dilution of interest of S$4,432,000 has been recognised in the profit and loss account.

4. TRADE ACCOUNTS RECEIVABLE

                                                              S$'000
                                                              -------
Trade accounts receivable...................................  635,010
  Less:
Provision for doubtful debts --
  Balance as at January 1, 2000.............................    2,867
  De-consolidation of a subsidiary..........................     (630)
  Provision made during the year............................   14,372
  Bad debts written off against provision...................   (1,261)
  Translation adjustment....................................      126
                                                              -------
  Balance as at December 31, 2000...........................   15,474
                                                              -------
                                                              619,536
                                                              =======

     In view of the current downtown in the electronics industry, a stringent review was performed by the Group of its trade accounts receivable and provision has been made for long overdue and disputed balances.

 5. INVENTORIES

                                                              S$'000
                                                              -------
At cost -
Raw materials...............................................  501,171
Indirect materials..........................................    1,145
Work-in-progress............................................   74,060
Finished goods..............................................  189,690
                                                              -------
                                                              766,066
     Less:
Provision for inventory obsolescence -
  Balance as at January 1, 2000.............................    4,030
  De-consolidation of a subsidiary..........................   (1,786)
  Provision made during the year............................   84,378
  Inventory written off against provision...................   (8,661)
  Translation adjustment....................................      297
                                                              -------
  Balance as at December 31, 2000...........................   78,258
                                                              -------
                                                              687,808
                                                              =======

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     In view of the current downtown in the electronics industry which has affected customers of the Group, the Group has reviewed its inventory holding and has made specific provisions in respect of excess and obsolete inventory.

 6. OTHER CURRENT ASSETS

                                                              S$'000
                                                              ------
Amounts due from associated companies.......................  12,433
Recoverables................................................  26,699
Other receivables...........................................  21,607
Deposits....................................................   4,846
Prepayments.................................................   6,285
                                                              ------
                                                              71,870
                                                              ======

 7. LONG-TERM INVESTMENTS

                                                              S$'000
                                                              -------
Unquoted equity shares in associated companies, at cost.....   49,181
Goodwill on acquisition.....................................   (9,048)
Translation adjustment......................................      671
                                                              -------
                                                               40,804
                                                              -------
Share of post-acquisition reserves
- Capital reserve...........................................      357
- Revenue reserve...........................................    3,472
- Currency translation reserve..............................     (127)
                                                              -------
                                                                3,702
                                                              -------
Long term loans receivable..................................    6,936
                                                              -------
Quoted equity shares, at cost (market value: $3,634,000)....   21,772
Provision for diminution in value of quoted equity shares...  (18,138)
                                                              -------
                                                                3,634
Unquoted investments, at cost...............................    8,680
Club memberships............................................      182
                                                              -------
                                                               63,938
                                                              =======

     Movements in the provision for diminution in value of quoted equity shares during the year were as follows:- S$'000

                                                              S$'000
                                                              ------
Balance as at January 1, 2000...............................      --
Provision made during the year..............................  18,089
Translation adjustment......................................      49
                                                              ------
Balance as at December 31, 2000.............................  18,138
                                                              ======

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     Details of the associated companies are as follows:-

                                                                       PLACE OF            GROUP
            NAME OF                                                 INCORPORATION/   EFFECTIVE INTEREST
       ASSOCIATED COMPANY               PRINCIPAL ACTIVITIES           BUSINESS              %
       ------------------               --------------------        --------------   ------------------
ECS Holdings Limited*...........  Investment holding                Singapore              35.00
Lite-On Enclosure, Inc..........  Provision of metal, plastic       Taiwan                 25.00
                                  enclosure products and contract
                                  system assembly work
Multiwave Innovation Pte Ltd....  Research, development and         Singapore              33.67
                                  marketing computer hardware and
                                  software systems
PCI-NEL Technology Limited......  Provision of distribution and     Hong Kong              50.10
                                  logistic services for original
                                  equipment manufacturing
Unimag (Thailand) Limited.......  Contract manufacturing for        Thailand               49.00
                                  original equipment manufacturers
                                  in the computer
                                  telecommunications and related
                                  electronics industries

---------------
* An associated company at December 31, 2000 (note 3)

 8. INTANGIBLE ASSETS

                                                              S$'000
                                                              -------
Bond issue expenses.........................................   11,131
Translation adjustment......................................      441
Accumulated amortisation....................................   (7,839)
                                                              -------
                                                                3,733
                                                              -------
Licence fees................................................   13,567
Accumulated amortisation....................................     (867)
                                                              -------
                                                               12,700
                                                              -------
Purchased goodwill..........................................  228,610
Goodwill on acquisition of associated companies.............    9,048
Translation adjustment......................................    1,980
                                                              -------
                                                              239,638
Accumulated amortisation....................................  (27,165)
                                                              -------
                                                              212,473
                                                              -------
                                                              228,906
                                                              =======

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     Movements in accumulated amortisation during the year were as follows:

                                                              S$'000
                                                              ------
Bond issue expense --
  Balance as at January 1, 2000.............................     980
  Amortisation/write-off for the year.......................   6,805
  Translation adjustment....................................      54
                                                              ------
  Balance as at December 31, 2000...........................   7,839
                                                              ------
Licence fees --
  Balance as at January 1, 2000.............................      --
  Amortisation for the year.................................     867
                                                              ------
  Balance as at December 31, 2000...........................     867
                                                              ======
Purchased goodwill/goodwill on amortisation --
  Balance as at January 1, 2000.............................      86
  Amortisation/write-off for the year.......................  27,373
  Disposal of an associated company.........................    (370)
  Translation adjustment....................................      76
                                                              ------
  Balance as at December 31, 2000...........................  27,165
                                                              ======

 9. PROPERTY, PLANT AND EQUIPMENT

                                          AS AT                 DISPOSALS/    DECONSOLIDATION    TRANSLATION     AS AT
                                         1/1/00    ADDITIONS    WRITE-OFFS     OF SUBSIDIARY     ADJUSTMENT     31/12/00
                 COST                    S$'000     S$'000        S$'000          S$'000           S$'000        S$'000
                 ----                    -------   ---------    ----------    ---------------    -----------    --------
Freehold properties....................   31,396     20,995       (2,683)             --            1,313        51,021
Leasehold properties...................   54,631     13,402           --              --            2,232        70,265
Leasehold improvements.................   30,324     55,431      (18,223)         (2,150)           1,306        66,688
                                         -------    -------      -------          ------           ------       -------
Sub-total land and buildings...........  116,351     89,828      (20,906)         (2,150)           4,851       187,974
                                         -------    -------      -------          ------           ------       -------
Plant and equipment....................  335,410     98,516      (31,781)             --           13,663       415,808
Office equipment.......................    1,986      4,695         (148)         (4,018)              70         2,585
Furniture and fittings.................    2,202      5,123         (219)           (793)              95         6,408
Computers..............................    9,310     38,376      (18,688)         (1,486)             388        27,900
Motor vehicles.........................    5,869      1,492       (1,244)           (715)             208         5,610
                                         -------    -------      -------          ------           ------       -------
Sub-total other fixed assets...........  354,777    148,202      (52,080)         (7,012)          14,424       458,311
                                         -------    -------      -------          ------           ------       -------
Total property, plant and equipment....  471,128    238,030      (72,986)         (9,162)          19,275       646,285
                                         -------    -------      -------          ------           ------       -------
ACCUMULATED DEPRECIATION
Freehold properties....................    1,754      1,622           --              --               74         3,450
Leasehold properties...................    3,825      1,216           --              --              156         5,197
Leasehold improvements.................    6,392      4,206       (2,632)           (336)             260         7,890
                                         -------    -------      -------          ------           ------       -------
Sub-total land and buildings...........   11,971      7,044       (2,632)           (336)             490        16,537
                                         -------    -------      -------          ------           ------       -------
Plant and equipment....................  102,308     47,742      (18,973)             --            4,193       135,270
Office equipment.......................    1,091      2,982         (130)         (2,633)              41         1,351
Furniture and fittings.................    1,277      1,070          (95)           (533)              50         1,769
Computers..............................    3,582      6,212         (293)           (417)             151         9,235
Motor vehicles.........................    1,772      1,403         (536)           (195)              70         2,514
                                         -------    -------      -------          ------           ------       -------
Sub-total other fixed assets...........  110,030     59,409      (20,027)         (3,778)           4,505       150,139
                                         -------    -------      -------          ------           ------       -------
Total property, plant and equipment....  122,001     66,453      (22,659)         (4,114)           4,995       166,676
                                         =======    =======      =======          ======           ======       =======

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

                                                              NET BOOK VALUE
                                                                 31/12/00
                                                                  S$'000
                                                              --------------
Freehold properties.........................................      47,571
Leasehold properties........................................      65,068
Leasehold improvements......................................      58,798
                                                                 -------
Sub-total land and buildings................................     171,437
                                                                 -------
Plant and equipment.........................................     280,538
Office equipment............................................       1,234
Furniture and fittings......................................       4,639
Computers...................................................      18,665
Motor vehicles..............................................       3,096
                                                                 -------
Sub-total other fixed assets................................     308,172
                                                                 -------
Total property, plant and equipment.........................     479,609
                                                                 =======

     The net book value of property, plant and equipment includes an amount of $2.3 million, in respect of plant and equipment held under capital leases.

10. OBLIGATIONS UNDER CAPITAL LEASES

                                                          PAYMENTS    INTEREST    PRINCIPAL
                                                           S$'000      S$'000      S$'000
                                                          --------    --------    ---------
Within 1 year...........................................     650         (85)         565
After 1 year but before 5 years.........................   1,205        (169)       1,036
                                                           -----        ----        -----
                                                           1,855        (254)       1,601
                                                           =====        ====        =====

11. OTHER CURRENT LIABILITIES

                                                              S$'000
                                                              ------
Accrued bond interest.......................................  17,228
Provision for warranties....................................  23,716
Sundry payables.............................................  28,252
                                                              ------
                                                              69,196
                                                              ------

12. LONG-TERM DEBTS

                                                               S$'000
                                                              --------
2004 Bonds --
  Bonds issued in 1999......................................   416,750
  Conversion into equity in 2000............................  (232,186)
  Translation adjustment....................................    11,785
                                                              --------
                                                               196,349
2005 Bonds --
  Bonds issued in 2000......................................   150,000
  Conversion into equity in 2000............................  (150,000)
                                                              --------
                                                               196,349
                                                              --------

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

  2004 Bonds --

     The 1.5% Unsecured Convertible Bonds Due 2004 ("2004 Bonds"), which constitute direct, unsubordinated and unsecured obligations of the Company, was approved at the extraordinary general meeting on June 29, 1999. The Company issued US$250 million in principal amount of the 2004 Bonds in registered form and without coupons in denominations of US$1,000 each. The 2004 Bonds are deposited with the Depository Trust Company in New York. Interest on the 2004 Bonds is fixed at the rate of 1.5% per annum payable in arrears on 30 June each year, commencing June 30, 2000.

     The 2004 Bonds rank pari passu among themselves and with all other present and future unsubordinated and unsecured obligations of the Company. They may be converted by the bondholder into ordinary shares of the Company at any time on or after August 9, 1999 up to and including June 30, 2004 at the conversion price of S$7.88 for each share. At the option of the Company, the 2004 Bonds may be redeemed, in whole but not in part, at any time on or after June 30, 2002 at their accreted value together with accrued and unpaid interest at the date of redemption. Unless previously redeemed, converted or purchased and cancelled, the 2004 Bonds will be redeemed on June 30, 2004 at 129.927% of the principal amount. This would effectively provide the bondholder with an annual yield from June 30, 1999 to the date of redemption of 6.732%.

     In connection with the issue of the Bonds, the Company has given a negative pledge which will prevent it from creating any encumbrance upon property, assets or revenues to secure any indebtedness in the form of bonds or other tradable securities which is payable in any currency other than Singapore dollars. If the indebtedness is denominated in Singapore dollars, not more than 50% of the principal amount should be distributed outside Singapore.

     On December 22, 2000, Solectron, acquired US$136,765,000 (equivalent to S$232,186,000) of the 2004 Bonds and converted them into 29,465,220 ordinary shares of the Company at S$7.88 per share. The remaining bonds of US$113,235,000 (equivalent to S$196,349,000 and 24,395,821 conversion rights) were fully acquired by Solectron subsequent to the balance sheet date.

  2005 Bonds --

     The Zero Coupon Convertible Bonds Due 2005 ("2005 Bonds"), which constitute direct, unsubordinated and unsecured obligations of the Company, were approved at the Company's annual general meeting on August 10, 2000. The Company issued S$150 million in principal amount of the 2005 Bonds in registered form and without coupons in denominations of S$1.00 each. The 2005 Bonds are not listed.

     The 2005 Bonds rank pari passu among themselves and with all other present and future unsubordinate and unsecured obligations of the Group. They may be converted by the bondholder into ordinary shares of the Company at any time during the conversion period commencing August 16, 2001 to August 16, 2005, at the conversion price of S$4.78 for each share. Any 2005 Bonds not converted by August 16, 2005 will be mandatorily converted on that date.

     Pursuant to the terms of Solectron's offer of acquisition of the Company, as set out in note 1, the 2005 Bonds were converted by the bondholders on December 18, 2000 at S$4.78 per share into 31,380,753 ordinary shares of the Company.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

13. DEFERRED TAX LIABILITIES

                                                              S$'000
                                                              ------
Balance as at January 1, 2000...............................  7,589
De-consolidation of a subsidiary............................    (32)
Provision made during the year..............................     13
Translation adjustment......................................    229
                                                              -----
Balance as at December 31, 2000.............................  7,799
                                                              =====

14. SHARE CAPITAL

                                                                NO. OF SHARES   S$'000
                                                                -------------   ------
AUTHORISED:
  Ordinary "A" shares of S$0.10 each........................     800,000,000    80,000
                                                                 ===========    ======
ISSUED AND FULLY PAID:
  Ordinary "A" shares of S$0.10 each
  As at January 1, 2000.....................................     430,100,000    43,010
  Issue of shares during the year
  -- Additional working capital.............................      10,461,000     1,046
  -- Conversion of bonds....................................      60,845,973     6,084
  -- Exercise of share options..............................       8,076,000       808
                                                                 -----------    ------
As at December 31, 2000.....................................     509,482,973    50,948
                                                                 ===========    ======

     During the financial year, the following shares were issued by the Company:

     - 10,461,000 ordinary shares of S$0.10 each were issued fully paid at S$4.78 per share for cash to provide additional working capital and funds for expansion of the Group.

     - 31,380,753 ordinary shares of S$0.10 each were issued fully paid at S$4.78 per share for cash upon conversion of S$150,000,000 in principal amount of zero coupon convertible bonds due 2005 which were issued by the Group during the year.

     - 29,465,220 ordinary shares of S$0.10 each were issued fully paid at S$7.88 per share for cash upon the conversion of US$136,765,000 (equivalent to S$232,186,000) in principal amount of 1.5% convertible bonds due 2004 which were issued by the Group in 1999.

     - 3,214,000 and 4,862,000 ordinary shares of S$0.10 each were issued fully paid at S$4.49 and S$5.40 respectively for cash upon the exercise of options granted under the Group's share option scheme.

     At the end of the financial year, there were no outstanding options for unissued ordinary shares of S$0.10 each of the Group granted under the NatSteel Electronics Executives' Share Option Scheme. However, at that date, there were 24,395,821 conversion rights in relation to the 2004 Bonds issued by the Group (note 12).

15. RESERVES

                                                              S$'000
                                                              -------
Share premium...............................................  708,377
Revenue reserve.............................................   39,905
Currency translation reserve................................   40,995
                                                              -------
                                                              789,277
                                                              =======

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     In accordance with Singapore Statements of Accounting Standard 1 (Revised
1999), movements in reserves are set out in the Consolidated Statement of Changes in Shareholders' Equity.

     (a) Share Premium

         The application of the share premium account is governed by Sections 69 - 69F of the Singapore Companies Act, Chapter 50.

     (b) Currency Translation Reserve

         The currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company.

16. NET REVENUE

     Net revenue represents the sales value of goods less trade discounts and returns.

                                                               S$'000
                                                              ---------
Net revenue from
-- Third parties............................................  4,508,159
-- Associated companies.....................................      4,815
                                                              ---------
                                                              4,512,974
                                                              =========
Comprises:
-- Contract manufacturing...................................  4,131,682
-- Trading (including after-sales support)..................    381,292
                                                              ---------
                                                              4,512,974
                                                              =========

17. INTEREST EXPENSE

                                                              S$'000
                                                              ------
Interest paid and payable:
-- convertible bonds........................................   8,790
-- bank loans and overdrafts................................  22,862
-- finance leases...........................................      96
                                                              ------
                                                              31,748
                                                              ======

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

18. LOSS BEFORE INCOME TAX

                                                              NOTE   S$'000
                                                              ----   -------
LOSS FROM OPERATIONS IS ARRIVED AT AFTER CHARGING:
Amortisation of intangible assets
-- Bond issue expenses......................................    8      6,805
-- License fees.............................................    8        867
-- Goodwill on acquisition/purchase goodwill................    8     27,373
Bad debts written off.......................................              80
Depreciation of property, plant and equipment...............    9     66,453
Loss on
-- Dilution of a subsidiary.................................           4,432
-- Disposal of an associated company........................           3,913
Loss on disposal/write-offs of property, plant and
  equipment.................................................          25,578
Operating lease expense.....................................           4,608
Provision for
-- Diminution in value of quoted equity shares..............    7     18,089
-- Doubtful debts (trade)...................................    4     14,372
-- Stock obsolescence.......................................    5     84,378
-- Warranties...............................................   11     23,716
Staff costs*................................................         247,412
                                                                     =======

---------------
* The number of employees in the Group as at December 31, 2000 was 12,797.

19. INCOME TAXES

                                                              S$'000
                                                              ------
Based on results for the year
-- Current taxation.........................................  15,961
-- Deferred taxation........................................      13
-- Share of associated companies' tax.......................     471
                                                              ------
                                                              16,445
                                                              ======

     (a) The Company has been granted, with effect from January 1, 1998, an export of services incentive by the Economic Development Board under the Business Headquarters Scheme (the "Scheme"). Under this Scheme, qualifying profits, subject to compliance with the conditions stated, is taxable at a reduced rate of tax.

     (b) The taxation charge of the Group differs from that arrived at by applying the statutory tax rates applicable to the subsidiaries to the Group's profits primarily because:-

     - certain expenses are not deductible for tax purposes;

     - profits of certain companies are exempt from tax or subject to concessionary tax rates under tax incentives;

     - losses incurred by certain companies cannot be offset against profits earned by other companies in the Group; and

     - varying statutory tax rates of different countries in which the Group operates.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     (c) As at December 31, 2000, the Group had the following estimated unutilised tax losses and allowances:-

                                                              S$'000
                                                              -------
Unabsorbed tax losses.......................................   90,719
Unutilised wear and tear allowances.........................   20,662
Unutilised reinvestment allowances..........................   82,408
                                                              -------
                                                              193,789
                                                              =======

     The unutilised tax losses and allowances of the subsidiaries are available for carry forward and set off against income taxable profits subject to agreement by the tax authorities and compliance with tax regulations in the respective countries in which the subsidiary incurring the loss operates.

     In accordance with the accounting policy of the Group, deferred tax benefit of $58 million arising from such tax losses, allowances and other timing differences, have not been recognised.

20. SIGNIFICANT RELATED PARTY TRANSACTIONS

     Significant transactions during the year with related parties, which are on terms as agreed between the parties, are as follows:-

                                                              S$'000
                                                              ------
Associated companies
-- Sale of trading stocks...................................  4,815
                                                              =====

21. COMMITMENTS

     As at December 31, 2000, there were the following commitments which were not provided for in the financial statements:-

                                                              S$'000
                                                              ------
Capital expenditure
-- Approved and contracted for..............................   1,082
-- Approved but not contracted for..........................  11,534
                                                              ------
                                                              12,616
                                                              ======

22. OBLIGATIONS UNDER OPERATING LEASES:

     At the end of the financial year, the Group had the following commitments under non-cancellable operating leases of more than one year:-

                                                              S$'000
                                                              ------
Payable:-
Within 1 year...............................................  10,329
Between 2 to 5 years........................................   8,795
After 5 years...............................................  21,425
                                                              ------
                                                              40,549
                                                              ======

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

23. SEGMENT INFORMATION

  Business Segments:

     The Group's operations comprise principally the business of contract manufacturing which is the manufacture of parts and components for original equipment manufacturers in the computer, telecommunication and related electronic industries.

  Geographical Segments:

     The contract manufacturing business of the Group is managed on a worldwide basis but operates in the principal geographical areas of Singapore, America, Europe and Asia Pacific.

     In preparing information on the basis of geographical segments, segment revenue is based on the geographical location of revenue generation. Segment assets are based on the geographical location of the assets.

                                                                ASIA
                                       SINGAPORE    AMERICA    EUROPE    PACIFIC     TOTAL
                                        S$'000      S$'000     S$'000    S$'000     S$'000
                                       ---------   ---------   -------   -------   ---------
Total revenue from external
  customers..........................  1,908,684   1,237,032   797,515   564,928   4,508,159
                                       =========   =========   =======   =======   =========
Segment assets.......................    621,830     960,832   134,886   530,096   2,247,644
                                       =========   =========   =======   =======   =========
Segment liabilities..................    639,768     629,546    57,005    58,995   1,385,314
                                       =========   =========   =======   =======   =========
Capital expenditure..................     31,304     359,869    25,315    72,767     489,255
                                       =========   =========   =======   =======   =========
Significant non-cash items
-- Depreciation of property, plant
   and equipment.....................     11,254      22,933     1,563    30,703      66,453
-- Amortisation of intangible
   assets............................      6,805      18,271        --     9,969      35,045
                                       =========   =========   =======   =======   =========

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

24. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     As stated in note 2a, the financial statements of NatSteel Electronics Ltd have been prepared in accordance with Singapore GAAP which differs in certain significant respects from US GAAP. A reconciliation and description of the major differences between Singapore GAAP and US GAAP affecting NatSteel Electronics Ltd follows:-

          (a) Reconciliation of Net Loss and Comprehensive Loss

          The net loss and comprehensive loss for the year ended December 31, 2000 under US GAAP appears as follows:-

                                                               S$'000
                                                              --------
Net loss as reported under Singapore GAAP...................  (147,342)
  US GAAP adjustments --
  Capitalisation of borrowing and other costs(c)............     3,678
  Compensation charge for employee stock options(d).........    (1,598)
  Accrued interest upon conversion of convertible
     bonds(e)...............................................   (16,255)
  Recognition of deferred tax assets(f).....................    10,817
  Goodwill on acquisition of interests in subsidiaries(g)...    (1,586)
  Gain on sale of a subsidiary's shares(g)..................     6,238
  Reversal of Solectron's acquisition costs(h)..............    20,660
  Miscellaneous US GAAP adjustments(i)......................       369
                                                              --------
                                                                22,323
                                                              --------
  Net loss under US GAAP....................................  (125,019)
  Currency translation adjustments..........................    24,903
                                                              --------
  Comprehensive loss under US GAAP..........................  (100,116)
                                                              ========

          (b) Reconciliation of Shareholders' Equity

          Shareholders' equity as at December 31, 2000 under US GAAP appears as follows:-

                                                              S$'000
                                                              -------
Shareholders' equity as reported under Singapore GAAP.......  840,225
US GAAP adjustments --
Capitalisation of borrowing and other costs(c)..............    6,555
Recognition of deferred tax assets(f).......................   12,002
Goodwill on acquisition of interests in subsidiaries(g).....    4,652
Reversal of Solectron's acquisition costs(h)................   20,660
Miscellaneous US GAAP adjustments(i)........................      682
                                                              -------
                                                               44,551
                                                              -------
Shareholders' equity under US GAAP..........................  884,776
                                                              =======

          (c) Capitalisation of Borrowing and Other Costs

          Singapore GAAP does not require interest costs which are directly attributable to the construction of intangible non-current assets to be capitalised in the cost of the asset but allows it to be expensed to the profit and loss account. The accompanying financial statements do not reflect the capitalisation of such interest costs. US GAAP requires that interest costs must be capitalised as part of the historical cost of acquiring and making ready for their intended use certain qualifying assets.

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     The US GAAP adjustment set out in the reconciliation reflects the capitalisation of interest costs directly attributable to the construction of the Group's manufacturing plants and the related depreciation thereon. The adjustment also records the capitalisation of certain other costs directly related to the acquisition of a manufacturing plant of the Group which is capitalisable under US GAAP.

          (d) Compensation Charge for Employee Stock Options

          In 1998, the Company adopted a stock option plan pursuant to which stock options were granted to eligible employees. In 1999 and 2000, stock options were granted with exercise prices at a discount to the market value of the stock. The financial statements do not reflect a charge in relation to the issue of the stock options as this is not required under Singapore GAAP.

          US GAAP requires companies to recognise an expense for the difference between the exercise price of the stock option and the market value of the stock over the period from the date the options are granted to the date they are first exercisable (that is, the vesting period). The US GAAP adjustment set out in the reconciliation recognises the compensation expense related to the stock options as required under US GAAP.

          (e) Accrued Interest Upon Conversion of Convertible Bonds

          As set out in note 12, in 1999, the Company issued US$250 million in principal amounts of 1.5% unsecured convertible bonds due 2004. In December 2000, a portion of the bonds were converted into equity in accordance with the terms of the bond. At the time of conversion, interest payable on the bonds is deemed to have ceased from the immediately preceding interest payment date. The interest accrued by the Company from the last interest payment date up to the date of conversion, forfeited on conversion, has been reversed in the profit and loss account in the accompanying financial statements as allowed under Singapore GAAP.

          US GAAP requires that interest accrued up to the date of conversion which is no longer payable upon conversion of the convertible debt should be credited to capital as part of the security acquired. The US GAAP adjustment set out in the reconciliation reverses the write-back of the forfeited interest to the profit and loss account and credits such interest to additional paid-in capital as required under US GAAP.

          (f) Deferred Taxation

          Singapore GAAP requires deferred taxation to be computed using the liability method with recognition of deferred tax only if there is a reasonable probability of crystallisation in the foreseeable future. Deferred tax benefits are recognised in the financial statements only to the extent of a deferred tax liability.

          US GAAP requires deferred taxation to be recognised under the full liability method which permits deferred tax assets to be recognised if their realisation is considered more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences causing the deferred tax assets to arise become deductible. The US GAAP adjustment set out in the reconciliation reflects the recognition of deferred taxes under US GAAP.

          (g)Goodwill on Acquisition of Interests in Subsidiaries and Gain on Sale of a Subsidiary's Shares

          In 1999, the Company's majority-owned subsidiary, ECS, acquired certain businesses and accounted for the acquisitions under the purchase method of accounting. The terms of the acquisitions

                 NATSTEEL ELECTRONICS LTD AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 -- (CONTINUED)

     provided for contingent consideration to be paid by ECS if certain financial targets were attained. The contingent consideration became payable in 2000. The obligation for the consideration was subsequently assumed by the minority shareholder of ECS. On December 29, 2000, the minority shareholder acquired additional shares in ECS which reduced the Company's equity interest in ECS from 80% to 35% (see note 3).

          Under Singapore GAAP, the contingent consideration was not recorded as additional purchase price because the liability for the consideration was assumed by the minority shareholder of ECS. Under US GAAP, the contingent consideration was recorded as additional purchase price (goodwill) by ECS. The reconciliation includes a US GAAP adjustment to recognise the additional goodwill and the associated amortisation.

          In addition, under Singapore GAAP, the Company recorded a loss on the sale of the shares to the minority shareholder. Under US GAAP, as the consideration for the shares sold to the minority shareholder included the value of the liability assumed by the minority shareholder, ECS recorded a gain on the sale of the shares to the minority shareholder. The reconciliation includes a US GAAP adjustment to reflect the difference in the loss recorded on the sale of shares under Singapore GAAP and the gain recorded under US GAAP.

          (h) Reversal of Solectron's Acquisition Costs

          The accompanying financial statements have recognised certain costs which the Company expects to incur as a result of Solectron's acquisition.

          US GAAP does not permit the recognition of such expenses as they are considered to be part of Solectron's cost of acquiring the Company in 2001. The US GAAP adjustment reflects the reversal of such costs from the profit and loss account.

          (i) Miscellaneous US GAAP Adjustments

          The miscellaneous US GAAP adjustments relate principally to the elimination of pre-acquisition results of subsidiaries as determined under US GAAP and the recording of the tax effect of the US GAAP adjustments. None of the adjustments are individually significant to warrant separate disclosure.

          (j) Statement of Cash Flows

          Interest received of S$4,029,000 is reflected as a cash flow from investing activities. Under US GAAP, such cash flow would have been reflected as operating activities.

          Interest paid of S$24,752,000 is reflected as a cash flow from financing activities. Under US GAAP, such cash flow would have been reflected as operating activities.

25. COMPARATIVE FIGURES

     Comparative figures have not been included in these financial statements as required under Singapore Statements of Accounting No. 1 "Presentation of Financial Statements". These financial statements have been drawn up solely for the purpose of inclusion in the Form 8-K to be lodged by Solectron Corporation with the US Securities and Exchange Commission in connection with its acquisition of the NatSteel Electronics Ltd Group.

                                    ANNEX K

                C-MAC AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  Auditors' Report............................................     K-2
  Consolidated Balance Sheets.................................     K-3
  Consolidated Statements of Earnings and Retained Earnings...     K-4
  Consolidated Statements of Cash Flows.......................     K-5
  Notes to Consolidated Financial Statements..................     K-6
      C-MAC PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
  Compilation Report..........................................    K-27
  Condensed Consolidated Statement of Earnings................    K-28
  Notes to Pro Forma Condensed Consolidated Statement of
    Earnings..................................................    K-29
               KAVLICO CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Accountants...........................    K-32
  Consolidated Balance Sheets.................................    K-33
  Consolidated Statements of Income and Retained Earnings.....    K-34
  Consolidated Statements of Cash Flows.......................    K-35
  Notes to the Consolidated Financial Statements..............    K-36
                 DY 4 CONSOLIDATED FINANCIAL STATEMENTS
  Auditors' Report............................................    K-41
  Consolidated Balance Sheets.................................    K-42
  Consolidated Statements of Earnings and Retained Earnings...    K-43
  Consolidated Statements of Cash Flows.......................    K-44
  Notes to Consolidated Financial Statements..................    K-45
                      A-PLUS FINANCIAL STATEMENTS
  Independent Auditors' Report................................    K-53
  Balance Sheets..............................................    K-54
  Statements of Income........................................    K-55
  Statements of Shareholders' Equity..........................    K-56
  Statements of Cash Flows....................................    K-57
  Notes to Financial Statements...............................    K-58

                                    ANNEX K

                C-MAC AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                AUDITORS' REPORT

To the directors of
C-MAC Industries Inc.

     We have audited the consolidated balance sheets of C-MAC Industries Inc. as at December 31, 2000 and 1999 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

     Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected results of operation for each of the years presented and the financial position as at December 31, 2000 and 1999 to the extent summarized in note 15 to the consolidated financial statements.

                                          (KPMG LLP LOGO)
                                          Chartered Accountants

Montreal, Canada
January 31, 2001 (except for note 17
which is as of September 7, 2001)

                             C-MAC INDUSTRIES INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                     ASSETS

                                                                                   DECEMBER 31,
                                                               JUNE 30,      ------------------------
                                                                 2001           2000          1999
                                                              -----------    ----------    ----------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  271,900     $  203,242    $  160,773
  Short-term investments....................................       5,844         10,287            --
  Trade receivables, net of an allowance for doubtful
    accounts of $7,554, $7,908 and $2,045, respectively.....     533,027        635,296       249,728
  Income taxes receivable...................................       4,961          9,959         2,303
  Inventories (note 4)......................................     440,970        571,549       190,853
  Future income taxes (note 11).............................      22,956         33,515        14,623
  Prepaid expenses..........................................      21,470         14,838         6,582
                                                              ----------     ----------    ----------
                                                               1,301,128      1,478,686       624,862
Capital assets (note 5).....................................     417,601        395,477       188,030
Goodwill, net of accumulated amortization of $50,286,
  $25,954 and $6,927, respectively..........................   1,088,667      1,098,365       230,540
Other assets................................................      28,098         24,100        10,526
Future income taxes (note 11)...............................      48,685         33,340         7,545
                                                              ----------     ----------    ----------
                                                              $2,884,179     $3,029,968    $1,061,503
                                                              ==========     ==========    ==========

                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  180,433     $  287,130    $  214,014
  Accrued payroll...........................................      33,204         52,790        13,429
  Other accrued liabilities.................................      78,937        122,956        45,971
  Income taxes payable......................................      32,396         67,228        22,336
  Current portion of long-term debt.........................       5,531          7,347         4,205
                                                              ----------     ----------    ----------
                                                                 330,501        537,451       299,955
Long-term debt (note 6).....................................     315,100        298,667       209,156
Other liabilities...........................................       9,048         17,657        13,194
Future income taxes (note 11)...............................      24,099         21,049         9,652
Non-controlling interest....................................       2,794          2,666         2,295
Shareholders' equity:
  Share capital (note 7)....................................   1,880,802      1,880,702       391,696
  Retained earnings.........................................     320,165        267,637       134,879
  Cumulative translation adjustment.........................       1,670          4,139           676
                                                              ----------     ----------    ----------
                                                               2,202,637      2,152,478       527,251
Commitments and contingencies (note 8)
Canadian and United States accounting differences (note 15)
Subsequent event (note 17)
                                                              ----------     ----------    ----------
                                                              $2,884,179     $3,029,968    $1,061,503
                                                              ==========     ==========    ==========

                            On behalf of the Board:


/s/ DENNIS WOOD                                 /s/ ANDRE J. BOUTIN
--------------------------------------------    --------------------------------------------
Dennis Wood                                     Andre J. Boutin
Director                                        Director

          See accompanying notes to consolidated financial statements.

                             C-MAC INDUSTRIES INC.

           CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
       (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT EARNINGS PER SHARE DATA)

                                     TWENTY-SIX WEEK
                                      PERIODS ENDED
                                  ----------------------          YEARS ENDED DECEMBER 31,
                                   JUNE 30,     JULY 1,     ------------------------------------
                                     2001         2000         2000          1999         1998
                                  ----------    --------    ----------    ----------    --------
                                       (UNAUDITED)
Revenue.........................  $1,491,678    $993,953    $2,552,839    $1,169,097    $642,983
Operating expenses:
  Cost of goods sold............   1,228,970     831,641     2,115,505       970,701     525,504
  Selling and administrative....      74,096      46,419       113,969        67,482      44,620
  Research and development......      36,246      13,420        41,463        17,196      12,852
  Amortization of capital and
     other assets...............      36,751      17,076        44,070        22,844      11,841
                                  ----------    --------    ----------    ----------    --------
Earnings from operations........     115,615      85,397       237,832        90,874      48,166
Financial expenses, net (note
  10)...........................       6,195      12,094         9,187        13,589       6,099
Earnings before income taxes,
  non-controlling interest and
  goodwill amortization.........     109,420      73,303       228,645        77,285      42,067
Income taxes (note 11):
  Current.......................      28,105      25,512        80,362        28,523       6,733
  Future........................       9,826       1,508          (583)       (1,124)      8,574
                                  ----------    --------    ----------    ----------    --------
                                      37,931      27,020        79,779        27,399      15,307
Non-controlling interest........         120         190           386           854          --
Net earnings before goodwill
  amortization..................      71,369      46,093       148,480        49,032      26,760
Goodwill amortization, net of
  income taxes of $5,491, $899,
  $3,305, $1,015 and $350
  respectively..................      18,841       5,169        15,722         3,860       1,342
                                  ----------    --------    ----------    ----------    --------
Net earnings....................      52,528      40,924       132,758        45,172      25,418
Retained earnings, beginning of
  period........................     267,637     134,879       134,879        89,707      64,958
Premium on redemption of common
  shares........................          --          --            --            --        (669)
                                  ----------    --------    ----------    ----------    --------
Retained earnings, end of
  period........................  $  320,165    $175,803    $  267,637    $  134,879    $ 89,707
                                  ==========    ========    ==========    ==========    ========
Earnings before goodwill
  amortization per share:
  Basic.........................  $     0.83    $   0.68    $     1.99    $     0.82    $   0.51
  Diluted.......................  $     0.81    $   0.66    $     1.94    $     0.80    $   0.50
Earnings per share:
  Basic.........................  $     0.61    $   0.60    $     1.78    $     0.76    $   0.49
  Diluted.......................  $     0.60    $   0.58    $     1.73    $     0.74    $   0.47
Weighted average number of
  outstanding common shares (in
  thousands)
  Basic.........................      86,282      68,133        74,558        59,830      52,082
  Diluted.......................      87,813      70,238        76,524        61,424      53,519

          See accompanying notes to consolidated financial statements.

                             C-MAC INDUSTRIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT EARNINGS PER SHARE DATA)

                                        TWENTY-SIX WEEK
                                         PERIODS ENDED
                                     ---------------------          YEARS ENDED DECEMBER 31,
                                     JUNE 30,     JULY 1,     -------------------------------------
                                       2001        2000          2000          1999         1998
                                     --------    ---------    -----------    ---------    ---------
                                          (UNAUDITED)
Cash flows from operating
  activities:
  Net earnings.....................  $ 52,528    $  40,924    $   132,758    $  45,172    $  25,418
  Adjustments to reconcile net
     earnings to cash flows from
     operating activities:
     Capital asset amortization....    34,670       16,303         40,948       21,258       11,650
     Goodwill amortization.........    24,332        6,068         19,027        4,875        1,692
     Other assets amortization.....     2,081          773          3,122        1,586          191
     Deferred financing costs
       amortization (note 10)......       629          502          1,089        1,202          248
     Future income taxes...........     9,826        1,508           (583)      (1,124)       8,574
     Non-controlling interest......       120          190            386          854           --
     Other.........................      (243)          16             12          (44)        (696)
                                     --------    ---------    -----------    ---------    ---------
  Cash flows from earnings.........   123,943       66,284        196,759       73,779       47,077
  Net change in operating assets
     and liabilities, net of
     acquisitions (note 14)........    16,772     (150,770)      (380,997)     (60,631)     (10,004)
                                     --------    ---------    -----------    ---------    ---------
  Cash flows from (used in)
     operating activities..........   140,715      (84,486)      (184,238)      13,148       37,073
Cash flows from financing
  activities:
  Increase (decrease) in bank
     indebtedness..................        --      (20,379)       (19,439)     (50,027)      12,755
  Repayment of long-term debt......   (10,235)     (41,345)       (99,529)    (142,020)     (13,820)
  Increase in long-term debt.......    26,850      156,032        167,639      196,667      124,359
  Redemption of common shares......        --           --             --           --         (781)
  Issuance of common shares........       550      191,231      1,270,934      183,849       77,395
  Share issue expenses.............      (450)      (7,455)       (58,802)      (8,106)      (3,114)
                                     --------    ---------    -----------    ---------    ---------
  Cash flows from financing
     activities....................    16,715      278,084      1,260,803      180,363      196,794
Cash flows from investing
  activities:
  Additions to capital assets......   (55,554)     (60,208)      (148,863)     (40,028)     (18,453)
  Business acquisitions, net of
     cash and cash equivalents
     (note 3)......................        --     (169,469)      (892,097)    (131,386)    (115,595)
  Increase in other assets.........    (4,337)      (5,970)       (14,721)        (235)      (4,991)
  Other............................   (19,265)     (10,789)          (400)        (901)          45
                                     --------    ---------    -----------    ---------    ---------
Cash flows used in investing
  activities.......................   (79,156)    (246,436)    (1,056,081)    (172,550)    (138,994)
Impact of changes in exchange rates
  on cash balances.................    (9,616)       3,893         21,985       (7,853)       5,940
                                     --------    ---------    -----------    ---------    ---------
Net change in cash and cash
  equivalents......................    68,658      (48,945)        42,469       13,108      100,813
Cash and cash equivalents,
  beginning of period..............   203,242      160,773        160,773      147,665       46,852
                                     --------    ---------    -----------    ---------    ---------
Cash and cash equivalents, end of
  period...........................  $271,900    $ 111,828    $   203,242    $ 160,773    $ 147,665
                                     ========    =========    ===========    =========    =========
Supplemental cash flow information:
  Cash paid during the period:
     Interest......................  $ 14,693    $  18,839    $    21,647    $  19,222    $   8,180
     Income taxes..................    42,065       20,528         66,764        6,901        4,637
  Cash received during the period:
     Interest......................     7,406        6,669         21,688        7,472        2,239

          See accompanying notes to consolidated financial statements.

                             C-MAC INDUSTRIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     C-MAC Industries Inc. ("C-MAC" or the "Company") is incorporated under the Canada Business Corporations Act. It provides a comprehensive portfolio of electronic manufacturing services (EMS) and solutions for original equipment manufacturers (OEMs) worldwide. C-MAC focuses on complex, high-margin products and services, ranging from components to full system assembly and test, as well as design supply chain management services. C-MAC primarily serves the rapidly growing global communications equipment market. In addition, C-MAC provides solutions for the automotive electronics, aerospace and instrumentation markets.

     The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and, except as indicated in note 15, are in all material respects in accordance with accounting principles generally accepted in the United States.

 1. SIGNIFICANT ACCOUNTING POLICIES:

     (a) Principles of consolidation:

          The consolidated financial statements include the accounts of C-MAC Industries Inc. and all its subsidiaries. All significant intercompany balances and transactions have been eliminated.

     (b) Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the following: useful lives of assets for amortization, evaluation of possible impairment of certain assets, determination of assets acquired and liabilities assumed in a purchase combination, provision for income taxes and the determination of fair value of financial instruments. Financial results as determined by actual events could differ from those estimates.

     (c) Cash and cash equivalents and short-term investments:

          Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments are investment grade short-term debt instruments with original maturities greater than three months. Short-term investments are valued at the lower of cost and market value. The carrying value of these investments approximates their fair value due to their short maturity.

     (d) Inventory valuation:

          Finished goods and goods in process are valued at the lower of cost, which includes materials, labor and applicable manufacturing overhead, or net realizable value, and raw material is valued at the lower of cost or replacement cost. Cost is determined using the first in, first out method.

     (e) Capital assets:

          Capital assets are stated at cost. Cost represents the cost of acquisition or construction, including preparation and testing charges and financing costs incurred with respect to the capital assets until the beginning of commercial production.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

          Amortization is provided using the straight-line method over the estimated useful lives of the assets as follows:

Buildings.............................................  20 to 40 years
Leasehold improvements................................   Term of lease
Machinery and equipment, furniture and fixtures.......   3 to 10 years

     (f) Goodwill:

          Goodwill represents the excess of the purchase price over the fair value of net identifiable assets of the businesses acquired at the time of their acquisition and is amortized on a straight-line basis over the estimated useful life of fifteen to twenty-five years. The Company monitors its goodwill balances to determine whether any impairment of these assets has occurred. Where circumstances or events indicate a possible inability to recover the outstanding amount of goodwill related to a business acquisition, the Company evaluates and adjusts as necessary, on an undiscounted basis, the cash flows of underlying businesses, which gave rise to the goodwill. No such events or circumstances have occurred during the year.

     (g) Foreign currency translation:

          Financial statements of self-sustaining foreign operations are translated using the current rate method. Adjustments arising from this translation are deferred and recorded under a separate heading of shareholders' equity and are included in income only when a reduction in the investment in these foreign operations is realized.

          Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income, except for unrealized gains and losses arising from the translation of long-term monetary liabilities which are deferred and amortized over the remaining life of the related item.

     (h) Revenue recognition:

          The Company recognizes revenue from manufacturing services at the time of product shipment. Where appropriate, provisions are made at that time for estimated warranty and return costs.

     (i) Research and development:

          Research and experimental development expenditures are charged to earnings, net of related research and development tax credits, in the year in which they are incurred.

     (j) Defined Contribution Pension Plan:

          The Company has defined contribution pension plans for certain of its employees. The Company's contributions, which are principally based on a percentage of employee's annual base compensation, are charged against earnings as incurred.

     (k) Income taxes:

          The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for future consequences attributable to differences between the financial statement carrying values of certain assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

     (l) Share option:

          The Company has a share option plan, which is described in note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

     (m) Financial instruments:

          Financial instruments are accounted for at their historical cost.

          The following accounting policies are used for derivative financial instruments:

             (i) Fixed interest rate agreements:

                Interest differentials created by the utilization of fixed interest rate agreements are amortized over the duration of the agreements.

             (ii) Foreign exchange forward contracts and currency swap agreements:

                The Company uses foreign exchange forward contracts and currency swap agreements as a hedge against foreign cash flows, for raw materials and equipment purchases and for revenues from sales transactions in foreign currencies. These transactions are accounted for at the exchange rates of the related contracts.

 2. NEW ACCOUNTING PRONOUNCEMENT:

     (a) Income taxes:

          Effective January 1, 2000, the CICA changed the accounting standards relating to accounting for income taxes.

          The CICA's new standard, under Section 3465, on accounting for income taxes adopts the liability method of accounting for future income taxes. Under the liability method future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

          Prior to adoption of this new accounting standard, income tax expense was determined using the deferral method. Under this method, deferred income tax expense was determined based on "timing differences" (differences between the accounting and tax treatment of items of expense or income), and were measured using the tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recognized unless there was virtual certainty that they would be realized.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

          The Company has adopted the new income tax accounting standard and has applied the provisions of the standard retroactively to January 1, 1993. The cumulative effects on consolidated balance sheets of this change of accounting for income taxes as of December 31, 1999 are as follows:

                                                          DECEMBER 31,
                                                              1999
                                                          ------------
Reduction of capital assets.............................     $2,812
Increase to goodwill....................................      2,416
Increase to share capital...............................      3,422
Increase to future income tax asset, formerly the
  deferred income tax assets............................      3,824

          The consolidated financial statements for each of the years ended from December 31, 1993 to December 31, 1999 have been restated to comply with the provisions of Section 3465. The impact of applying Section 3465, on net earnings and earnings per share for each of the years ended mentioned above has been minimal.

     (b) Earnings per share:

          During the first quarter of 2001, the Company adopted the new accounting standard issued by the CICA on earnings per share. The new section harmonizes Canadian standards with United States standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

 3. BUSINESS ACQUISITIONS:

  2000 acquisitions:

     (a) Les Placages Techno-Spec Inc. (Canada):

          In January 2000, the Company acquired all assets of Les Placages Techno-Spec Inc. for a total consideration of $24,000,000, including the issuance of 140,848 common shares for $8,000,000. Les Placages Techno-Spec Inc. located in Montreal, Quebec specializes in electro-plating operations and technologies.

     (b) A-Plus Manufacturing Corp. (USA):

          In March 2000, the Company acquired 100% of A-Plus Manufacturing Corp. for a cash consideration of $166,015,000. A-Plus Manufacturing Corp., a California-based company, provides the Company with mid-volume printed circuit board assembly ("PCBA") operations and a diversified portfolio of PCBA customers, primarily in the telecommunications and networking industries.

     (c) G.H.Z. Technologies Inc. and T.Q.F. Technologie Inc. (Canada):

          In July 2000, the Company acquired 100% of G.H.Z. Technologies Inc., a St-Laurent, Quebec based designer and manufacturer of microwave filters, for an aggregate consideration of $44,566,000, of which $30,566,000 was paid in cash and the balance through the issuance of 165,308 common shares of the Company.

          In July 2000, the Company also acquired 100% of T.Q.F. Technologie Inc., a St-Laurent, Quebec based plating company, for an aggregate consideration of $5,500,000 paid in cash.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     (d) Invotronics Mfg. (Canada):

          In September 2000, the Company acquired Invotronics Mfg., a unit of Magna International Inc., which designs, engineers and manufactures electronic body controller, electro-mechanical systems and intelligent switches for the automative industry, for an aggregate cash consideration of $93,513,000.

     (e) DY 4 Systems Inc. (Canada):

          In November 2000, the Company acquired 100% of DY 4 Systems Inc., an Ottawa-based high technology company, which specializes in the design and manufacture of high-end VME open architecture computer systems, for a total consideration of $228,479,000 paid by the issuance of 3,023,320 common shares.

     (f) Kavlico Corporation (USA):

          In November 2000, the Company acquired 100% of Kavlico Corporation for a cash consideration of $535,291,000. Kavlico Corporation, a California-based company, is the world's largest independent supplier of precision sensors. Kavlico Corporation designs, manufactures and markets a comprehensive line of high performance sensors, including pressure, force, position and multifunctional sensors which are integral to the performance of advanced electronics systems in the automative, industrial and aerospace industries.

     (g) Honeywell Electronics Manufacturing Services, Inc. (USA) and Honeywell EMS de Mexico, SA (Mexico):

          In December 2000, the Company acquired 100% of Honeywell Electronics Manufacturing Services, Inc., which operates a plan in Melbourne, Florida, and Honeywell EMS de Mexico, SA de C.V., which operates a plant in Juarez, Mexico, for an aggregate cash consideration of $63,008,000. The range of product offered include RF, cellular, wireless and optical products.

  1999 acquisitions:

     (a) R&M Metaltek Inc. (Canada):

          In January 1999, the Company acquired 100% of R&M Metaltek Inc. for a total consideration of $10,978,000, including the issuance of 160,000 common shares for $2,024,000 and excluding the assumption of debts. R&M Metaltek Inc. is a leading North American manufacturer of metal enclosures.

     (b) Scrantom Engineering Inc. (USA):

          In March 1999, the Company acquired 100% of Scrantom Engineering Inc. for a total consideration of $2,400,000 before a contingent consideration of a maximum of $4,690,000 based on future earnings until 2002. Any additional consideration will be recorded as an increase to goodwill. Scrantom Engineering Inc. is a provider of low temperature co-fired ceramic manufacturing, or LTCC processes.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     (c) C-MAC GmbH Villingen (Germany):

          In April 1999, the Company acquired a division of Deutsche Thomson-Brandt located in Villingen Germany for a total consideration of $7,507,000. C-MAC GmbH Villingen is a provider of low temperature co-fired ceramic manufacturing, or LTCC processes.

     (d) C-MAC Kanata Inc. (Canada):

          In July 1999, the Company acquired, for a consideration of $11,174,000, a manufacturing facility and related inventory of SR Telecom Inc., located in Kanata, Ontario. Concurrently, the Company entered into a five-year supply agreement under which SR Telecom Inc. subcontracted the manufacture of a number of its products to the Company.

     (e) LG Technologies Group Inc. (Canada):

          In September 1999, the Company acquired 100% of LG Technologies Group Inc., a Montreal-based electro-mechanical systems assembly and printed circuit board assembly company, for a total consideration of $43,325,000 paid by the issuance of 2,334,928 common shares.

     (f) C-MAC Networks (Canada & Ireland):

          In September 1999, the Company acquired certain assets of a division of Nortel Networks Corporation ("Nortel") in Monkstown associated with the electro-mechanical assembly design and manufacturing operations of Nortel's carrier business for a total consideration of $74,843,000. Concurrently, the Company entered into a three-year outsourcing arrangement with Nortel covering all of its electro-mechanical assembly of its optical network equipment.

     (g) Blue Star Engineering Ltd. (United Kingdom):

          In October 1999, the Company acquired a 100% interest in Blue Star Engineering Ltd. for a total consideration of $36,774,000 including the issuance of 604,440 common shares for $11,590,000. Blue Star Engineering Ltd. is a leading European manufacturer of metal enclosures and accessories.

  1998 acquisitions:

     (a) Compagnie d'Electronique et de Piezo-Electricite (CEPE) and SAS-Argenteuil S.A. (France):

          In January 1998, the Company acquired a 100% interest in Compagnie d'Electronique et de Piezo-Electricite (CEPE) and in SAS-Argenteuil S.A. for a total consideration of $3,127,000, excluding the assumption of debts. Compagnie d'Electronique et de Piezo-Electricite (CEPE) is a designer and a manufacturer of high technology frequency products.

     (b) IQD Limited (United Kingdom):

          In February 1998, the Company acquired a 100% interest in IQD Limited for a total consideration of $9,278,000. IQD Limited is a reseller and a manufacturer of frequency products.

     (c) C-MAC Networks Systems (USA):

          In July 1998, the Company acquired the Nortel Creedmoor Facility for a total consideration of $81,759,000. The Creedmoor Facility designs and manufactures various parts in addition to assembling and testing frames and cabinets.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     (d) Carolina Circuits (USA):

          In December 1998, the Company completed the acquisition of the facility of Carolina Circuits for a total consideration of $26,595,000. Carolina Circuits designs and manufactures high density, high layer-count circuit boards.

     These acquisitions were accounted for using the purchase method. Aggregate details of acquisitions are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       2000         1999        1998
                                                    ----------    --------    --------
Assets acquired:
  Current assets(i)...............................  $  336,140    $ 96,408    $ 45,215
  Capital assets..................................     103,330      42,910      44,181
  Goodwill........................................     899,211     174,928      59,101
  Other assets....................................       3,089         456         304
  Future income taxes.............................       3,135       8,254       9,003
                                                    ----------    --------    --------
                                                     1,344,905     322,956     157,804
Liabilities assumed:
  Bank indebtedness...............................      16,980      19,473         893
  Other current liabilities.......................     132,646      77,942      34,439
  Long-term debt..................................      21,426      31,804         629
  Other liabilities...............................      10,102       6,736       1,084
  Future income taxes.............................       3,379          --          --
                                                    ----------    --------    --------
                                                       184,533     135,955      37,045
                                                    ----------    --------    --------
Net assets acquired at fair value.................  $1,160,372    $187,001    $120,759
                                                    ==========    ========    ========
Consideration:
  Cash............................................  $  910,113    $130,062    $115,595
  Common shares...................................     250,259      56,939          --
  Notes payable(ii)...............................          --          --       5,164
                                                    ----------    --------    --------
                                                    $1,160,372    $187,001    $120,759
                                                    ==========    ========    ========

          (i) Current assets include cash and cash equivalents of $19,376,000 for the year ended December 31, 2000.

          (ii) Of this amount, $1,360,000 and $1,324,000 has been paid throughout 2000 and 1999, respectively.

     While the Company has not yet finalized some of the 2000 purchase price allocations, the excess of the cost over the market value of the net assets acquired is estimated to $899 million.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

 4. INVENTORIES:

                                                                     DECEMBER 31,
                                                     JUNE 30,    --------------------
                                                       2001        2000        1999
                                                     --------    --------    --------
Raw materials......................................  $277,566    $398,003    $117,863
Goods in process...................................    86,297     108,114      52,669
Finished goods.....................................    77,107      65,432      20,321
                                                     --------    --------    --------
                                                     $440,970    $571,549    $190,853
                                                     ========    ========    ========

 5. CAPITAL ASSETS:

                                                               JUNE 30, 2001
                                                    ------------------------------------
                                                                ACCUMULATED     NET BOOK
                                                      COST      AMORTIZATION     VALUE
                                                    --------    ------------    --------
Land..............................................  $ 15,994      $     --      $ 15,994
Buildings.........................................    71,269        11,089        60,180
Leasehold improvements............................    22,549         3,583        18,966
Machinery and equipment...........................   324,129        92,115       232,014
Furniture and fixtures............................    85,857        21,842        64,015
Projects in progress..............................    26,432            --        26,432
                                                    --------      --------      --------
                                                    $546,230      $128,629      $417,601
                                                    ========      ========      ========

                                                             DECEMBER 31, 2000
                                                    ------------------------------------
                                                                ACCUMULATED     NET BOOK
                                                      COST      AMORTIZATION     VALUE
                                                    --------    ------------    --------
Land..............................................  $ 17,331      $     --      $ 17,331
Buildings.........................................    67,663        10,365        57,298
Leasehold improvements............................    19,553         2,481        17,072
Machinery and equipment...........................   295,562        76,570       218,992
Furniture and fixtures............................    53,340        16,771        36,569
Projects in progress..............................    48,215            --        48,215
                                                    --------      --------      --------
                                                    $501,664      $106,187      $395,477
                                                    ========      ========      ========

                                                             DECEMBER 31, 1999
                                                    ------------------------------------
                                                                ACCUMULATED     NET BOOK
                                                      COST      AMORTIZATION     VALUE
                                                    --------    ------------    --------
Land..............................................  $ 13,472      $     --      $ 13,472
Buildings.........................................    48,426         7,164        41,262
Leasehold improvements............................    10,417         1,708         8,709
Machinery and equipment...........................   146,685        41,280       105,405
Furniture and fixtures............................    22,028        11,872        10,156
Projects in progress..............................     9,026            --         9,026
                                                    --------      --------      --------
                                                    $250,054      $ 62,024      $188,030
                                                    ========      ========      ========

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

6. LONG-TERM DEBT:

                         INTEREST RATE     INTEREST RATE
                             AS AT             AS AT                                 DECEMBER, 31
                           JUNE 30,        DECEMBER 31,                JUNE 30,   -------------------
                             2001              2000         MATURITY     2001       2000       1999
                        ---------------   ---------------   --------   --------   --------   --------
Revolving bank
  credit(a)...........           5.296%             7.07%      2004    $139,742   $115,065   $ 45,246
Debentures(b).........  6.65% and 7.95%   6.65% and 7.95%      2008     166,540    164,945    158,763
Other debts...........          Various           Various   Various      14,349     26,004      9,352
                        ---------------   ---------------   -------    --------   --------   --------
                                                                        320,631    306,014    213,361
Current portion of
  long-term debt......                                                    5,531      7,347      4,205
                                                                       --------   --------   --------
                                                                       $315,100   $298,667   $209,156
                                                                       ========   ========   ========

     Installments on long-term debt for the next five years are as follows:

                                                         JUNE 30,    DECEMBER 31,
                                                           2001          2000
                                                         --------    ------------
2001...................................................   $5,486        $7,347
2002...................................................    3,082         4,416
2003...................................................    1,897         3,522
2004...................................................      455         3,033
2005...................................................      396         1,428
2006...................................................      192            --

          (a) The Company has at its disposal revolving bank credit facilities totalling US$355 million. The credit agreements contain restrictions, including the obligation to maintain certain financial ratios.

          The revolving bank credit facilities bear interest at variable rates based on Libor and/or Bankers Acceptance rates for periods varying generally from one to three months.

          (b) Debentures of US$110 million, maturing December 31, 2008, redeemable at the option of the issuer on a yearly basis, starting December 31, 2003.

 7. SHARE CAPITAL:

     Authorized:

          Unlimited number of shares without par value:

             Common shares, voting and participating

             Preferred Class "A" shares, non-voting, non-participating, redeemable at the Company's option at paid-up capital amount or at market value of the consideration received at issuance.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

             Preferred Class "B" shares, 12% non-cumulative dividend, non-voting, non-participating, redeemable at the Company's option at paid-up capital amount or at market value of the consideration received at issuance.

             Preferred Class "C" shares, issuable in series, non-voting, ranking prior to the common shares but subordinated to the preferred Class "B" shares with respect to dividends and to the preferred Class "A" and "B" shares with respect to return of capital on dissolution or liquidation of the Company. The Board of Directors is authorized to establish, before issuance, the designation, rights, privileges, conditions and restrictions of each series of shares.

                                                                     DECEMBER 31,
                                                   JUNE 30,     ----------------------
                                                     2001          2000         1999
                                                  ----------    ----------    --------
Issued and fully paid:
  86,306,744 common shares (2000 -- 86,249,229;
     1999 -- 67,583,930)........................  $1,880,802    $1,880,702    $391,696

     Some of the Company's loan agreements contain restrictions on the payment of dividends in certain circumstances.

     All the common share, earnings per share and option information has been restated to give effect to the two-for-one stock split that occurred January 14, 2000.

     During the twenty-six week period ended June 30, 2001, the Company issued 57,515 common shares through the exercise of stock options for proceeds of $550,000.

     During the year ended December 31, 2000, the Company issued 3,329,476 common shares as consideration for the business acquisition detailed in note 3. In June and August 2000, the Company issued 3,000,000 and 11,500,000 common shares, respectively, through public offerings. Throughout the year, the Company also issued 835,823 common shares through the exercise of stock options. The proceeds amounted to $1,238,747,000, net of share issue costs of $32,187,000 (net of income taxes of $26,615,000).

     During the year ended December 31, 1999, the Company issued 3,099,368 common shares as consideration for the business acquisitions detailed in note 3. As well, the Company issued 6,000,000 common shares following a public offering and 259,186 common shares through the exercise of stock options, for proceeds of $178,099,000, net of share issue costs of $5,750,000 (net of income taxes of $2,356,000).

     The Company established a common share option plan for certain employees, officers and directors of the Company and its subsidiaries. Under the plan, options to purchase a maximum of 8,625,000 of the

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

Company's shares (6,780,000 in 2000 and 5,000,000 in 1999) may be granted at the Board of Directors' discretion. These options must be exercised within a maximum period of ten years.

                                                         NUMBER OF OPTIONS OUTSTANDING
                                                      -----------------------------------
                                                                        DECEMBER 31,
                               SUBSCRIPTION PRICE     JUNE 30,     ----------------------
        YEAR OF GRANT             (IN DOLLARS)          2001         2000         1999
        -------------          -------------------    ---------    ---------    ---------
1995.........................             $  1.750           --           --      414,620
1996.........................  $ 2.625 to $  3.025      442,086      446,086      683,090
1997.........................             $  5.575      325,032      347,200      429,338
1998.........................  $ 9.000 to $ 12.500      366,337      376,640      416,468
1999.........................  $12.300 to $ 29.850      678,594      703,638      792,500
2000.........................  $37.750 to $ 57.000      355,000      360,100           --
2000.........................  $70.750 to $109.750      383,020      410,060           --
2001.........................  $29.950 to $ 78.100      554,950           --           --
                                                      ---------    ---------    ---------
                                                      3,105,019    2,643,724    2,736,016
                                                      =========    =========    =========

     The number of outstanding stock options varied as follows:

                                                                          DECEMBER 31,
                                           TWENTY-SIX WEEK PERIOD    ----------------------
                                            ENDED JUNE 30, 2001        2000         1999
                                           ----------------------    ---------    ---------
Balance at beginning of year.............        2,643,724           2,736,016    2,251,708
Granted..................................          559,700             786,960      811,500
Exercised................................          (57,515)           (835,823)    (259,186)
Cancelled................................          (40,890)            (43,429)     (68,006)
                                                 ---------           ---------    ---------
Balance at end of year...................        3,105,019           2,643,724    2,736,016
                                                 =========           =========    =========

     The following table summarizes information about stock options outstanding at June 30, 2001:

                               OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                     ----------------------------------------   ----------------------
                                      WEIGHTED
                                       AVERAGE       WEIGHTED                 WEIGHTED
                                      REMAINING      AVERAGE                  AVERAGE
     RANGE OF          NUMBER        CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
  EXERCISE PRICES    OUTSTANDING   LIFE (IN YEARS)    PRICE     EXERCISABLE    PRICE
  ---------------    -----------   ---------------   --------   -----------   --------
$ 2.625 to $  3.025     442,086         4.205        $ 2.760       442,086    $ 2.760
$ 5.575                 325,032         5.300          5.575       325,032      5.575
$ 9.000 to $ 12.500     336,337         6.291         11.466       366,337     11.466
$12.300 to $ 29.850     678,594         7.404         15.257       395,281     14.721
$37.750 to $ 57.000     355,000         8.368         56.837        71,000     56.837
$70.750 to $109.750     383,020         8.750         83.299        76,604     83.299
$29.450 to $ 78.100     554,950         9.175         43.570            --         --
                      ---------                                  ---------
                      3,105,019                                  1,676,340
                      =========                                  =========

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     The following table summarizes information about stock options outstanding at December 31, 2000:

                               OPTIONS OUTSTANDING
                     ----------------------------------------    OPTIONS EXERCISABLE
                                      WEIGHTED                  ----------------------
                                       AVERAGE       WEIGHTED                 WEIGHTED
                                      REMAINING      AVERAGE                  AVERAGE
     RANGE OF          NUMBER        CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
  EXERCISE PRICES    OUTSTANDING   LIFE (IN YEARS)    PRICE     EXERCISABLE    PRICE
  ---------------    -----------   ---------------   --------   -----------   --------
$ 2.625 to $  3.025     446,086         5.206        $ 2.760       446,086    $ 2.760
$ 5.575                 347,200         6.300          5.575       347,200      5.575
$ 9.000 to $ 12.500     376,640         7.290         11.477       250,842     11.477
$12.300 to $ 29.850     703,638         8.405         15.282       204,172     14.733
$37.750 to $ 57.000     360,100         9.298         56.840            --         --
$70.750 to $109.750     410,060         9.753         83.097            --         --
                      ---------                                  ---------
                      2,643,724                                  1,248,300
                      =========                                  =========

 8. COMMITMENTS AND CONTINGENCIES:

     (a) Leases:

          As at June 30, 2001 and December 31, 2000, the Company had commitments for a total amount of $69,505,000 and $69,372,000, respectively, under operating leases for buildings, machinery and equipment. Minimum lease payments for the next five years and thereafter are as follows:

                                                        JUNE 30,    DECEMBER 31,
                                                          2001          2000
                                                        --------    ------------
  2001................................................  $ 7,321       $12,961
  2002................................................   12,755        11,335
  2003................................................    9,463         8,849
  2004................................................    8,568         7,572
  2005................................................    8,059         7,502
  Thereafter..........................................   23,339        21,153
                                                        =======       =======

     (b) Environment:

          The Company is subject to various laws, regulations and government policies relating to health and safety, to the generation, storage, transportation, disposal and environment emissions of various substances, and to environment protection in general. The Company believes it is in continuing compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that the continuing compliance with such environmental statutes will have a material adverse effect upon the Company's competitiveness or consolidated financial position.

 9. FINANCIAL INSTRUMENTS:

     (a) Credit risk:

          The Company does not have a significant exposure to any individual customer or counterpart, except as mentioned in note 12. The Company, in the normal course of business, reviews each new

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     customer's credit history and financial statements before extending credit and performs regular reviews of its existing credit performance. The Company may require letters of credit or obtain credit insurance coverage.

     (b) Foreign exchange and interest rate risks:

          The Company generates significant cash flows in foreign currency and is therefore exposed to risks relating to foreign exchange fluctuations. It is also subject to risks relating to interest rate fluctuations. In order to reduce these risks, the Company may use derivative financial instruments, which are not held or issued for speculative purposes.

          Foreign exchange fluctuations:

             This risk pertaining to excess foreign currency cash flows is partly covered with forward exchange contracts and a currency swap agreement. The amounts of outstanding contracts at June 30, 2001 and December 31, 2000, presented by currency, are the following. These amounts represent the global monetary value on which each contract is based and not the financial risk nor the claim related to certain assets of the Company and, therefore, are not included in the financial statements.

               CURRENCY                 NOTIONAL AMOUNT IN    AVERAGE
            (SOLD/BOUGHT)                FOREIGN CURRENCY      RATE           MATURITY
            -------------               ------------------    -------    ------------------
Forward exchange contracts:
  June 30, 2001
     USD/CAD..........................    175.8 million       1.5536      December 20, 2002
     GBP/CAD..........................      0.3 million       2.3630     September 28, 2001
  December 31, 2000
     USD/CAD..........................     93.5 million       1.5172         March 28, 2002
     GBP/CAD..........................      0.4 million       2.3670     September 28, 2001

          Currency swap agreement:

             On December 12, 2000, the Company entered into a currency swap agreement with a financial institution whereby it sold US$ 26,181,437 at a rate of 1.5278 for CA$40,000,000 and agreed to repurchase US$ 26,203,734 at a rate of 1.5265 against CA$40,000,000 on January 16,
        2001.

     (c) Fair value of financial instruments:

          The carrying value of cash equivalents, short-term investments, trade receivables, accounts payable, accrued payroll and other accrued liabilities approximates their fair value because of the near maturity of these instruments. The carrying value of long-term debt bearing interest at variable rates approximates its fair value because effective rates represent the rates that should be used to calculate

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     their fair value. Financial instruments having a fair value different from their carrying value are the following:

                                                                   DECEMBER 31,
                                    JUNE 30,         ----------------------------------------
                                      2001                  2000                  1999
                               -------------------   -------------------   ------------------
                               CARRYING     FAIR     CARRYING     FAIR     CARRYING    FAIR
                                VALUE      VALUE      VALUE      VALUE      VALUE      VALUE
                               --------   --------   --------   --------   --------   -------
Foreign exchange contracts
  and currency swap
  agreement..................  $     --   $  5,890   $     --   $  1,186   $    --    $   929
Debentures...................   166,540    147,810    164,945    158,819    53,660     45,289

          Fair value is based essentially on discounted cash flows. Market quotes as at period-end of similar instruments having the same maturity were used.

10. FINANCIAL EXPENSES, NET:

                                             TWENTY-SIX WEEK
                                              PERIODS ENDED
                                            ------------------    YEARS ENDED DECEMBER 31,
                                            JUNE 30,   JULY 1,   --------------------------
                                              2001      2000      2000      1999      1998
                                            --------   -------   -------   -------   ------
Interest on long-term debt................  $14,082    $12,456   $25,005   $11,242   $6,439
Deferred financing costs amortization.....      629        502     1,089     1,202      248
Interest on bank indebtedness and
  others..................................    6,679      5,525     5,762     6,650    1,932
                                            -------    -------   -------   -------   ------
                                             21,390     18,483    31,856    19,094    8,619
Interest income...........................   15,195      6,389    22,669     5,505    2,520
                                            -------    -------   -------   -------   ------
                                            $ 6,195    $12,094   $ 9,187   $13,589   $6,099
                                            =======    =======   =======   =======   ======

11. INCOME TAXES:

     Income tax expense differs from the amounts computed by applying the combined federal and provincial tax rate of 38 percent to pretax income as a result of the following:

                                                 TWENTY-SIX WEEK
                                                  PERIODS ENDED
                                               -------------------     YEARS ENDED DECEMBER 31,
                                               JUNE 30,    JULY 1,    --------------------------
                                                 2001       2000       2000      1999      1998
                                               --------    -------    ------    ------    ------
Basic income tax rate........................    38.0%      38.0%      38.0%     38.0%     38.0%
Increase (decrease) of the income tax rate
  arising from the following items:
  Manufacturing and processing profits
     deduction...............................    (1.8)      (2.9)      (2.9)     (2.8)     (2.8)
  Foreign income taxed at different rate.....    (0.3)       0.6        1.3       0.5       0.6
  Others.....................................    (1.2)       1.2       (1.5)     (0.2)      0.6
                                                 ----       ----       ----      ----      ----
Effective income tax rate....................    34.7%      36.9%      34.9%     35.5%     36.4%
                                                 ====       ====       ====      ====      ====

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at June 30, 2001, December 31, 2000 and 1999 are presented below:

                                                             DECEMBER 31
                                             JUNE 30,    --------------------
                                               2001        2000        1999
                                             --------    --------    --------
Future tax assets:
     Trade receivables.....................  $  4,603    $  4,910    $  4,312
     Inventories...........................     5,020       5,361       4,955
     Capital assets........................     6,266         502       2,079
     Accrued and other liabilities.........    22,201      25,757      10,888
     Share capital.........................    27,885      30,036       3,423
     Non-capital losses and other tax
       deductions carryforwards............    27,423      20,844      16,156
                                             --------    --------    --------
  Total gross future tax assets............    93,398      87,410      41,813
  Less valuation allowance.................   (21,757)    (20,555)    (19,645)
                                             --------    --------    --------
Future tax assets, including a current
  portion of $22,956, $33,515 and $14,623,
  respectively.............................    71,641      66,855      22,168
Future tax liabilities:
  Capital assets...........................    17,550      17,960       8,628
  Other assets.............................     6,504       2,989         945
  Other....................................        45         100          79
                                             --------    --------    --------
  Total future tax liabilities.............    24,099      21,049       9,652
                                             --------    --------    --------
Net future tax assets......................  $ 47,542    $ 45,806    $ 12,516
                                             ========    ========    ========

     During the twenty-six week period ended June 30, 2001, the valuation allowance was increased by $1,202,000 due to unrecognized tax benefits resulting from operating losses during the period.

     During the year ended December 31, 2000, the valuation allowance was increased by $910,000 due to unrecognized tax benefits of $2,200,000 resulting from operating losses during the year, offset by a reduction of $1,290,000 due to subsequently recognized future tax assets in purchase price allocation of prior year's business acquisitions.

     During the year ended December 31, 1999, the valuation allowance was increased by $3,676,000 due to unrecognized future tax assets amounting to $2,081,000 in purchase price equations resulting from business acquisitions and to unrecognized tax benefits of $1,595,000 resulting from operating losses during the year.

     Subsequently recognized tax benefits relating to the valuation allowance for future tax assets as of June 30, 2001, December 31, 2000 and 1999 will be allocated as follows in future years:

                                                               DECEMBER 31
                                                JUNE 30,    ------------------
                                                  2001       2000       1999
                                                --------    -------    -------
Income tax benefit that would be reported in
  the consolidated statement of earnings......  $ 5,176     $ 3,974    $ 1,774
Goodwill and other non-current intangible
  assets......................................   16,581      16,581     17,871
                                                -------     -------    -------
                                                $21,757     $20,555    $19,645
                                                =======     =======    =======

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     At December 31, 2000, the Company and its subsidiaries have non-capital losses and other tax deductions carryforwards of $57,187 which are available to offset future taxable income. Losses will expire as follows:

                                          CANADA    UNITED STATES    OTHER COUNTRIES
                                          ------    -------------    ---------------
2003....................................  $   --       $   --            $ 1,354
2004....................................      --           --              3,734
2005....................................      30        1,616              2,204
2006....................................     369          397                931
2007....................................   4,143           --                 --
2010....................................      --          471                 --
2018....................................      --        2,143                 --
2019....................................      --          892                 --
2020....................................      --        4,302                 --
Without expiration......................     248           --             34,353
                                          ------       ------            -------
                                          $4,790       $9,821            $42,576
                                          ======       ======            =======

     The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries that arose in 2001, 2000 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A future tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner.

     In assessing the ability to realize future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize its future tax assets.

12. MAJOR CUSTOMER:

     For the twenty-six-week periods ended June 30, 2001 and July 1, 2000, and for the years ended December 31, 2000, 1999 and 1998, approximately 51%, 65%, 60%, 62%, and 55%, respectively, of the Company's sales were derived from a telecommunications company.

13. SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the Electronics Manufacturing Services (EMS) Industry, where it serves its major customers on a global basis. Accordingly, the Company is viewed by its management as a global provider of manufacturing services to its customers. Evaluations are not only made of individual plant performances but, most importantly, of worldwide services provided to strategic customers.

     Accounting policies relating to each geographic operating segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at values which

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

approximate those prevailing in the markets serviced. The point of origin (the location of the selling organization) of revenues and the location of the assets determine the geographic areas.

                                            TWENTY-SIX WEEK
                                             PERIODS ENDED
                                        -----------------------        YEARS ENDED DECEMBER 31,
                                         JUNE 30,     JULY 1,     ----------------------------------
                                           2001         2000         2000         1999        1998
                                        ----------   ----------   ----------   ----------   --------
GEOGRAPHICAL ACTIVITIES
Revenue:
  Canada
     Domestic.........................  $  198,717   $  318,584   $  874,859   $  207,383   $ 84,464
     Export...........................     275,664       48,153      167,842       98,277     41,419
     Intersegment transfers...........     141,153      142,315      350,680       44,995     12,336
                                        ----------   ----------   ----------   ----------   --------
                                           615,534      509,052    1,393,381      350,655    138,219
     United States of America.........     783,453      419,314    1,050,434      604,423    337,434
     Europe...........................     234,851      207,005      443,715      248,159    178,458
     Asia.............................       8,529        3,557       15,989       10,855      1,208
     Intersegment transfers...........     127,961      126,320      291,211      142,963     33,493
                                        ----------   ----------   ----------   ----------   --------
                                         1,154,794      756,196    1,801,349    1,006,400    550,593
                                        ----------   ----------   ----------   ----------   --------
                                         1,770,328    1,265,248    3,194,730    1,357,055    688,812
     Elimination of intersegment
       transfers......................    (278,650)    (271,295)    (641,891)    (187,958)   (45,829)
                                        ----------   ----------   ----------   ----------   --------
Total revenue.........................  $1,491,678   $  993,953   $2,552,839   $1,169,097   $642,983
                                        ==========   ==========   ==========   ==========   ========

                                         TWENTY-SIX WEEK
                                          PERIODS ENDED
                                       -------------------     YEARS ENDED DECEMBER 31,
                                       JUNE 30,   JULY 1,    -----------------------------
                                         2001       2000       2000       1999      1998
                                       --------   --------   --------   --------   -------
Earnings from operations:
  Canada.............................  $ 49,152   $ 47,457   $158,203   $ 44,563   $14,386
  United States of America...........    32,052     34,504     84,143     42,989    31,514
  Europe.............................    12,735     16,149     36,958     11,276     1,072
  Asia...............................       818       (188)     1,290      1,493       (73)
                                       --------   --------   --------   --------   -------
                                         94,757     97,922    280,594    100,321    46,899
  Elimination of intersegment
     transfers.......................    20,858    (12,525)   (42,762)    (9,447)    1,267
                                       --------   --------   --------   --------   -------
          Total earnings from
            operations...............  $115,615   $ 85,397   $237,832   $ 90,874   $48,166
                                       ========   ========   ========   ========   =======

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

                                                                     DECEMBER 31
                                                   JUNE 30,     ----------------------
                                                     2001          2000         1999
                                                  ----------    ----------    --------
Capital assets:
  Canada........................................  $  155,411    $  157,854    $ 52,374
  United States of America......................     187,387       169,300      83,209
  Europe........................................      63,427        55,962      45,017
  Asia..........................................      11,376        12,361       7,430
                                                  ----------    ----------    --------
Total capital assets............................  $  417,601    $  395,477    $188,030
                                                  ==========    ==========    ========
Goodwill:
  Canada........................................  $  373,674    $  377,900    $104,922
  United States of America......................     647,268       648,300      52,331
  Europe........................................      65,935        70,336      71,378
  Asia..........................................       1,790         1,829       1,909
                                                  ----------    ----------    --------
Total goodwill..................................  $1,088,667    $1,098,365    $230,540
                                                  ==========    ==========    ========

                                     TWENTY-SIX WEEK
                                      PERIODS ENDED
                                  ---------------------        YEARS ENDED DECEMBER 31,
                                   JUNE 30,    JULY 1,    ----------------------------------
                                     2001        2000        2000         1999        1998
                                  ----------   --------   ----------   ----------   --------
Customer revenues by
  destination:
  Canada........................  $  274,645   $350,067   $  936,886   $  317,700   $103,500
  United States.................     913,126    421,726    1,130,144      585,800    354,900
  Europe........................     249,173    189,553      405,533      221,300    151,500
  Asia..........................      54,734     32,607       80,276       44,297     33,083
                                  ----------   --------   ----------   ----------   --------
Total...........................  $1,491,678   $993,953   $2,552,839   $1,169,097   $642,983
                                  ==========   ========   ==========   ==========   ========

14. NET CHANGE IN OPERATING ASSETS AND LIABILITIES, NET OF ACQUISITIONS:

                                              TWENTY-SIX WEEK
                                               PERIODS ENDED
                                           ---------------------      YEARS ENDED DECEMBER 31,
                                           JUNE 30,     JULY 1,    -------------------------------
                                             2001        2000        2000        1999       1998
                                           ---------   ---------   ---------   --------   --------
Short-term investments...................  $   4,443   $      --   $   2,971   $     --   $     --
Trade receivables........................    102,269    (100,115)   (248,214)   (81,019)   (50,725)
Income taxes receivable..................      4,998      (1,130)     (7,656)     2,351     (1,344)
Inventories..............................    130,579    (138,878)   (225,753)   (51,533)    (9,294)
Prepaid expenses.........................     (6,632)       (444)     (5,744)       357      4,765
Accounts payable.........................   (106,697)     56,451      (8,078)    43,213     57,938
Accrued payroll and other accrued
  liabilities............................    (65,848)     31,040      69,871     10,271     (7,571)
Income taxes payable.....................    (46,340)      2,306      41,606     15,729     (3,773)
                                           ---------   ---------   ---------   --------   --------
                                           $  16,772   $(150,770)  $(380,997)  $(60,631)  $(10,004)
                                           =========   =========   =========   ========   ========

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

15. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below.

     Consolidated statements of earnings:

     The following table reconciles net earnings as reported in the accompanying consolidated statements of earnings to net earnings that would have been reported had the consolidated financial statements been prepared in accordance with United States GAAP.

                                                  TWENTY-SIX WEEK
                                                   PERIODS ENDED
                                                 ------------------     YEARS ENDED DECEMBER 31,
                                                 JUNE 30,   JULY 1,   -----------------------------
                                                   2001      2000       2000       1999      1998
                                                 --------   -------   --------   --------   -------
Net earnings for the period in accordance with
  Canadian GAAP................................  $52,528    $40,924   $132,758   $ 45,172   $25,418
Financial instruments(a).......................    4,703       (616)       694      3,940    (3,715)
Start-up costs capitalized(b)..................     (238)      (165)       913        617    (4,584)
Deferred foreign exchange gain (loss) on
  long-term monetary items(c)..................     (645)    (1,298)    (3,019)     2,457      (972)
                                                 -------    -------   --------   --------   -------
Future income taxes(d).........................   (1,325)       765        493     (2,511)    3,375
Net earnings for the period in accordance with
  United States GAAP...........................   55,023     39,610    131,839     49,675    19,522
Other comprehensive income:
Foreign currency cumulative translation
  adjustment...................................   (2,469)     3,494      3,463    (14,342)    8,163
                                                 -------    -------   --------   --------   -------
Comprehensive income for the period in
  accordance with United States GAAP...........  $52,554    $43,104   $135,302   $ 35,333   $27,685
                                                 =======    =======   ========   ========   =======
Earnings per share:
  Basic........................................  $  0.64    $  0.58   $   1.77   $   0.83   $  0.37
  Diluted......................................     0.63       0.56       1.72       0.81      0.36

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     Consolidated balance sheets:

     The application of US GAAP would have the following effects on the consolidated balance sheet captions as reported:

                                                                         DECEMBER 31,
                                      JUNE 30,           ---------------------------------------------
                                        2001                      2000                    1999
                               -----------------------   -----------------------   -------------------
                                 CANADA         US         CANADA         US        CANADA       US
                               ----------   ----------   ----------   ----------   --------   --------
Assets
  Future income
     taxes -- current(d).....  $   22,956   $   22,956   $   33,515   $   33,111   $ 14,623   $ 14,555
  Other assets(a)(b)(c)......      28,098       28,257       24,100       20,440     10,526      8,010
  Future income
     taxes -- long-term(d)...      48,685       48,723       33,340       35,107      7,545      8,577
  Goodwill(a)................   1,088,667    1,088,493    1,098,365    1,098,191    230,540    230,540
Shareholders' Equity
  Retained earnings..........     320,165      320,189      267,637      265,166    134,879    133,327

     The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements are described as follows:

          (a) Under United States GAAP, until December 31, 2000, derivative financial instruments used to hedge the risks associated with future cash flows in foreign currency that were not subject to firm commitments were required to be marked to market and included in the determination of net earnings for the current period. After January 1, 2001, the Company has not designated or documented such derivative financial instruments as hedges and therefore they are required to be recognized at fair value. As a result, under United States GAAP, the Company will record a charge or gain, net of income taxes in earnings to reflect this mark to market. Under Canadian GAAP, these derivative financial instruments are considered as hedges for the future cash flows and are off balance sheet until their maturity. In November 2000, the Company would have recorded an other asset of $268,000 and a corresponding credit to goodwill (net of $94,000 of future income taxes) under United States GAAP to reflect the mark to market of derivatives existing at the acquisition of DY4 Systems Inc.

          (b) Under United States GAAP, start-up costs of entering a new business activity should be charged to earnings as incurred. Under Canadian GAAP, certain costs related to entering a new business activity can be deferred until producing activities of this new business commence. As a result, the costs capitalized in the period under Canadian GAAP less the amortization for that period, net of income taxes, are charged against earnings.

          (c) Under Canadian GAAP, gains or losses arising from translations of foreign currency denominated long-term monetary items that have a fixed or ascertainable life are deferred and amortized over the remaining life of these monetary items. Under United States GAAP, these gains or losses would be included in the determination of net earnings of the current period.

          (d) Represents the related future income tax effect of the adjustments mentioned above.

                             C-MAC INDUSTRIES INC.

       (TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
 (THE INFORMATION AS AT JUNE 30, 2001 AND FOR THE TWENTY-SIX WEEK PERIODS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

16. NET EARNINGS PER SHARE:

                                                   TWENTY-SIX WEEK
                                                    PERIODS ENDED
                                                  ------------------     YEARS ENDED DECEMBER 31,
                                                  JUNE 30,   JULY 1,   ----------------------------
                                                    2001      2000       2000      1999      1998
                                                  --------   -------   --------   -------   -------
Net earnings -- basic and diluted...............  $52,528    $40,924   $132,758   $45,172   $25,418
                                                  =======    =======   ========   =======   =======
Weighted average number of outstanding common
  shares (in thousands):
  Basic.........................................   86,282     68,133     74,558    59,830    52,082
Common shares issuable upon exercise of stock
  options.......................................    1,531      2,105      1,966     1,594     1,437
                                                  -------    -------   --------   -------   -------
Weighted average share -- diluted...............   87,813     70,238     76,524    61,424    53,519
                                                  =======    =======   ========   =======   =======
Earnings per share:
  Basic.........................................  $  0.61    $  0.60   $   1.78   $  0.76   $  0.49
  Diluted.......................................     0.60       0.58       1.73      0.74      0.47

     Stock options with exercise prices greater than the average fair market price for a period are antidilutive and consequently, are not included in the determination of the number of shares to calculate the diluted earnings per share calculations.

     During the twenty-six week periods ended June 30, 2001 and July 1, 2000 and the years ended December 31, 2000, 1999 and 1998, the exercise price for 898,470, nil, 70,100, 7,000 and 20,000 options, respectively, were greater than the average fair market value of the Company's common stock and, consequently, was excluded from the diluted calculation.

17. SUBSEQUENT EVENT:

     On August 8, 2001, the Company entered into a combination agreement with Solectron Corporation to combine the two companies which was amended on September 7, 2001. Under the plan of arrangement, the holders of Company's common shares will receive as consideration for each Company's common share held, subject to certain conditions, 1.755 shares of Solectron Corporation common stock or 1.755 exchangeable shares of a Canadian subsidiary of Solectron Corporation that are exchangeable into shares of Solectron Corporation's common stock. Only Canadian resident Company's shareholders are entitled to receive exchangeable shares. Completion of the transaction is subject to customary closing conditions, including the approval of both companies' stockholders and regulatory approvals.

                               COMPILATION REPORT

To the Directors of C-MAC Industries Inc.

     We have reviewed, as to compilation only, the accompanying pro forma condensed consolidated statement of earnings of C-MAC Industries Inc. for the year ended December 31, 2000, which has been prepared for inclusion in the C-MAC Management Information Circular and Solectron Proxy Statement/ Prospectus. In our opinion, the pro forma condensed consolidated statement of earnings has been properly compiled to give effect to the acquisitions and assumptions described in the accompanying notes thereto.

                                          (KPMG LLP LOGO)
                                          Chartered Accountants

Montreal, Canada
September 7, 2001

 COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED
                           STATES REPORTING STANDARDS

     The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

                                          (KPMG LLP LOGO)
                                          Chartered Accountants

Montreal, Canada
September 7, 2001

                             C-MAC INDUSTRIES INC.
             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                                  (UNAUDITED)

                          YEAR ENDED DECEMBER 31, 2000
       (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT EARNINGS PER SHARE DATA)

                                                                                                   PRO FORMA
                             C-MAC        A-PLUS      KAVLICO      DY 4     ADJUSTMENTS   NOTES   CONSOLIDATED
                           ----------   ----------   ----------   -------   -----------   -----   ------------
                                        (3 MONTHS)   (325 DAYS)
Revenue..................  $2,552,839    $50,165      $220,299    $86,437    $(12,158)       1     $2,897,582
Cost of goods sold,
  selling and
  administrative
  expenses...............   2,229,474     43,429       182,373     61,318      (6,647)       1      2,509,947
Research and
  development............      41,463         --         2,535      9,953        (884)       1         53,067
Amortization of capital
  and other assets.......      44,070      1,608         7,205      1,993        (154)       1         54,722
                           ----------    -------      --------    -------    --------              ----------
Earnings from
  operations.............     237,832      5,128        28,186     13,173      (4,473)                279,846
Financial expenses
  (revenues), net........       9,187        229         1,042     (1,396)         32        1          9,094
                           ----------    -------      --------    -------    --------              ----------
Earnings before income
  taxes, non-controlling
  interest and goodwill
  amortization...........     228,645      4,899        27,144     14,569      (4,505)                270,752
Income taxes.............      79,779      1,960           184      4,074      11,129      2(b)        95,865
                                                                               (1,261)       1
Non-controlling
  interest...............         386         --            --         --          --                     386
                           ----------    -------      --------    -------    --------              ----------
Net earnings before
  goodwill
  amortization...........     148,480      2,939        26,960     10,495     (14,373)                174,501
Goodwill amortization,
  net of income taxes....      15,722         --            --         20      16,745      2(c)        32,487
                           ----------    -------      --------    -------    --------              ----------
Net earnings.............  $  132,758    $ 2,939      $ 26,960    $10,475    $(31,118)             $  142,014
                           ==========    =======      ========    =======    ========              ==========
Earnings before goodwill
  amortization per share:
  Basic..................  $     1.99                                                              $     2.18
  Diluted................        1.94                                                                    2.13
Earnings per share:
  Basic..................  $     1.78                                                              $     1.77
  Diluted................        1.73                                                                    1.73
Weighted average number
  of outstanding common
  shares (in thousands):
  Basic..................      74,558                                           5,584      2(d)        80,142
  Diluted (note 3).......      76,524                                           5,584      2(d)        82,108

 See accompanying notes to unaudited pro forma condensed consolidated statement of earnings.

                             C-MAC INDUSTRIES INC.

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

1. BASIS OF PRESENTATION:

     The pro forma condensed consolidated statement of earnings for the year ended December 31, 2000 is based upon the audited consolidated financial statements of C-MAC Industries Inc. ("C-MAC") for the year ended December 31, 2000; the unaudited interim financial statements of A-Plus Manufacturing Corp. ("A-PLUS") for the twelve-week period ended March 27, 2000; the audited consolidated financial statements of Kavlico Corporation ("KAVLICO") for the 325-day period ended November 20, 2000; and the audited consolidated financial statements of DY 4 Systems Inc. ("DY 4") for the year ended September 29, 2000.

     The pro forma condensed consolidated statement of earnings has been adjusted to reflect the acquisitions made by C-MAC during the year ended December 31, 2000 and includes the results of operations of each of A-Plus and Kavlico to the date of purchase. The historical financial statements of C-MAC already include the results of operations from the date of acquisition to December 31, 2000. The DY 4 acquisition is reflected by including in the pro forma the results of operations for the twelve-month period ended September 29, 2000 (its financial year) and deducting the results of operations already included in the statements of C-MAC for the 37 day-period since the acquisition to December 31, 2000. The acquisitions were made through the purchase of all the outstanding common shares of A-Plus on March 27, 2000, of Kavlico on November 20, 2000 and of DY 4 on November 24, 2000. The pro forma condensed consolidated statement of earnings has been prepared by management in accordance with Canadian generally accepted accounting principles. The purchase accounting method has been used to account for these acquisitions.

     The accompanying unaudited pro forma condensed consolidated statement of earnings does not purport to be indicative of the results of operations of C-MAC that would have been obtained had the acquisitions taken place at the beginning of the year, or the results which may be obtained in the future. In preparing this pro forma condensed consolidated statement of earnings, no adjustments have been made to reflect the operating synergies, general and administrative cost savings, expected to result from combining the operations of C-MAC, A-Plus, Kavlico and DY 4.

     The pro forma condensed consolidated statement of earnings for the year ended December 31, 2000 should be read in conjunction with the audited financial statements of C-MAC, for the year ended December 31, 2000, those of A-Plus for the year ended December 31, 1999, those of Kavlico for the 325-day period ended November 20, 2000 and those of DY 4 for the year ended September 29, 2000. The financial statements of C-MAC, A-Plus, Kavlico and DY 4 have been audited by KPMG LLP, Montreal, Canada, by KPMG LLP, San Francisco, United States, by PricewaterhouseCoopers LLP, Woodland Hills, United States and by Deloitte & Touche LLP, Ottawa, Canada, respectively. The statements of earnings for A-Plus and Kavlico were translated in Canadian dollars using the average exchange rate for the respective periods.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS:

     The pro forma condensed consolidated statement of earnings gives effect to the acquisitions by C-MAC of all A-Plus', Kavlico's and DY 4's common shares as if they had occurred at the beginning of the period.

     Accounting policies used in the preparation of the pro forma condensed consolidated statement of earnings are in accordance with those disclosed in the C-MAC audited financial statements for the year ended December 31, 2000.

                             C-MAC INDUSTRIES INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       STATEMENT OF EARNINGS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

     The pro forma condensed consolidated statement of earnings gives effect to the following:

          (a) Significant business acquisitions:

             (i) Acquisition of all A-Plus' outstanding shares:

               In March 2000, C-MAC acquired a 100% interest in A-Plus for a cash consideration of $166,015,000.

             (ii) Acquisition of all Kavlico's outstanding shares:

               In November 2000, C-MAC acquired a 100% interest in Kavlico Corporation for a cash consideration of $535,291,000.

             (iii) Acquisition of all DY 4's outstanding shares:

               In November 2000, C-MAC acquired a 100% interest in DY 4 for a total consideration of $228,479,000 paid by the issuance of 3,023,320 common shares.

           The excess of the purchase prices over the market value of the net assets acquired, or goodwill, based on the preliminary allocations, amounts to $774,632,000.

          (b) Income taxes:

           Income taxes have been adjusted to reflect the impact of the pro forma adjustments described above at the income tax rate of 38% representing the combined rate for C-MAC, A-Plus and DY 4 and 41% for Kavlico. Furthermore, Kavlico's income taxes have been adjusted to record an income tax provision on the earnings before income taxes as it is no longer an "S" corporation since its acquisition.

          (c) Goodwill amortization:

           The amount of goodwill determined in note 2 (a) is being amortized using the straight-line method over 25 years.

                             C-MAC INDUSTRIES INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       STATEMENT OF EARNINGS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

          (d) Pro forma earnings per share:

             The denominator in computing pro forma earnings per share includes:

                                                              (IN THOUSANDS)
     Weighted average number of outstanding common shares:
       Basic................................................      74,558
       Diluted..............................................      76,524
     Plus:
       Additional shares to give effect to the DY 4
          acquisition as at January 1, 2000.................       2,721
       Additional shares to give effect to the public
          offerings in June and August 2000 as at January 1,
          2000, only to the extent those proceeds are being
          used to pay for the acquisitions of A-Plus and
          Kavlico...........................................       2,863
                                                                  ------
                                                                   5,584
                                                                  ======
     Pro forma weighted average number of outstanding
       shares:
       Basic................................................      80,142
       Diluted..............................................      82,108

3. CHANGE IN ACCOUNTING POLICIES:

     The Company has adopted the new accounting standard issued by the CICA on earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholder of
Kavlico Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Kavlico Corporation and its subsidiary at November 20, 2000, December 31, 1999 and 1998 and the results of their operations and their cash flows for the period from January 1, 2000 through November 20, 2000 and the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS

Woodland Hills, California,
United States of America
November 29, 2000

                              KAVLICO CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                           (IN UNITED STATES DOLLARS)

                                     ASSETS

                                                      NOVEMBER 20,    DECEMBER 31,    DECEMBER 31,
                                                          2000            1999            1998
                                                      ------------    ------------    ------------
Current assets:
  Cash..............................................  $    81,000     $   271,000     $   544,000
  Accounts receivable, less allowance for doubtful
     accounts of $268,000, $176,000 and $92,000,
     respectively...................................   21,654,000      19,196,000      22,875,000
  Inventories (note 3)..............................   32,162,000      24,795,000      19,427,000
  Other current assets..............................    1,349,000         585,000         711,000
                                                      -----------     -----------     -----------
                                                       55,246,000      44,847,000      43,557,000
Property, plant and equipment, net (note 4).........   17,527,000      16,655,000      13,479,000
                                                      -----------     -----------     -----------
                                                      $72,773,000     $61,502,000     $57,036,000
                                                      ===========     ===========     ===========

                               LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable..................................  $ 6,405,000     $ 8,065,000     $ 8,993,000
  Employment agreements and incentive awards
     payable -- current portion (note 5)............    2,783,000       2,932,000       1,431,000
  Accrued liabilities...............................    4,508,000       3,729,000       3,662,000
                                                      -----------     -----------     -----------
                                                       13,696,000      14,726,000      14,086,000
Employment agreements and incentive awards payable
  (note 5)..........................................    5,422,000       4,312,000       3,117,000
Commitments and contingencies (note 7)
Shareholder's equity:
  Share capital:
     Common stock, $100 par value, 2,000 shares
       authorized, 100 shares issued and
       outstanding..................................       10,000          10,000          10,000
  Capital in excess of par value....................    1,763,000       1,763,000       1,763,000
  Retained earnings.................................   51,882,000      40,691,000      38,060,000
                                                      -----------     -----------     -----------
                                                       53,655,000      42,464,000      39,833,000
                                                      -----------     -----------     -----------
                                                      $72,773,000     $61,502,000     $57,036,000
                                                      ===========     ===========     ===========

        See accompanying notes to the consolidated financial statements.

                              KAVLICO CORPORATION

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                           (IN UNITED STATES DOLLARS)

                                                     PERIOD FROM
                                                   JANUARY 1, 2000            YEARS ENDED
                                                       THROUGH                DECEMBER 31,
                                                    NOVEMBER 20,      ----------------------------
                                                        2000              1999            1998
                                                   ---------------    ------------    ------------
Net sales........................................   $148,866,000      $169,131,000    $167,826,000
Cost of sales....................................    114,669,000       128,451,000     127,086,000
                                                    ------------      ------------    ------------
Gross profit.....................................     34,197,000        40,680,000      40,740,000
Operating expenses:
  Selling........................................      4,943,000         5,525,000       5,058,000
  General and administrative.....................      8,494,000        10,627,000       8,621,000
  Research and development.......................      1,713,000         1,665,000       1,944,000
                                                    ------------      ------------    ------------
                                                      15,150,000        17,817,000      15,623,000
                                                    ------------      ------------    ------------
Income from operations...........................     19,047,000        22,863,000      25,117,000
Other income and expense:
  Interest and other income......................        380,000         1,284,000         315,000
  Interest and other expense.....................      1,084,000         1,064,000       1,122,000
                                                    ------------      ------------    ------------
                                                         704,000          (220,000)        807,000
                                                    ------------      ------------    ------------
Income before income taxes.......................     18,343,000        23,083,000      24,310,000
Provision for taxes on income....................        124,000           177,000         228,000
                                                    ------------      ------------    ------------
Net income.......................................     18,219,000        22,906,000      24,082,000
Retained earnings, beginning of period...........     40,691,000        38,060,000      34,783,000
Contribution of GmbH to Kavlico..................         72,000                --              --
Dividends........................................      7,100,000        20,275,000      20,805,000
                                                    ------------      ------------    ------------
Retained earnings, end of period.................   $ 51,882,000      $ 40,691,000    $ 38,060,000
                                                    ============      ============    ============

        See accompanying notes to the consolidated financial statements.

                              KAVLICO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN UNITED STATES DOLLARS)

                                                     PERIOD FROM
                                                   JANUARY 1, 2000            YEARS ENDED
                                                       THROUGH                DECEMBER 31,
                                                    NOVEMBER 20,      ----------------------------
                                                        2000              1999            1998
                                                   ---------------    ------------    ------------
Cash flows from operating activities:
  Net income.....................................    $18,219,000      $ 22,906,000    $ 24,082,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation................................      4,869,000         4,261,000       2,844,000
     Changes in assets and liabilities, net of
       effects from acquisition of GmbH:
       Accounts receivable.......................     (2,338,000)        3,679,000      (2,986,000)
       Inventories...............................     (7,340,000)       (5,368,000)       (751,000)
       Other current assets......................       (754,000)          126,000         451,000
       Accounts payable..........................     (1,711,000)         (928,000)        954,000
       Employment agreements and incentive awards
          payable -- current.....................       (149,000)        1,501,000         676,000
       Accrued liabilities.......................        739,000            67,000       1,250,000
       Employment agreements and incentive awards
          payable -- long-term...................      1,110,000         1,195,000       1,695,000
                                                     -----------      ------------    ------------
                                                      12,645,000        27,439,000      28,215,000
Cash flows from investing activities:
  Purchases of property and equipment............     (5,645,000)       (7,437,000)     (7,292,000)
  Investment in GmbH subsidiary, net of cash
     acquired....................................        (90,000)               --              --
                                                     -----------      ------------    ------------
                                                      (5,735,000)       (7,437,000)     (7,292,000)
Cash flows from financing activities:
  Dividends paid.................................     (7,100,000)      (20,275,000)    (20,805,000)
                                                     -----------      ------------    ------------
Net (decrease) increase in cash..................       (190,000)         (273,000)        118,000
Cash, beginning of period........................        271,000           544,000         426,000
                                                     -----------      ------------    ------------
Cash, end of period..............................    $    81,000      $    271,000    $    544,000
                                                     ===========      ============    ============
Supplemental cash flow information:
  Cash paid during the period for:
     Interest....................................    $    96,000      $     69,000    $     69,000
     Income taxes................................        195,000           152,000         294,000

        See accompanying notes to the consolidated financial statements.

                              KAVLICO CORPORATION

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH NOVEMBER 20, 2000 AND FOR THE
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                           (IN UNITED STATES DOLLARS)

 1. ORGANIZATION AND BASIS OF PRESENTATION:

     (a) The Company:

          Kavlico Corporation (the "Company" or "Kavlico") is primarily engaged in the manufacture of pressure, position and force sensing devices called transducers. The products are principally utilized in the automotive, industrial, and aircraft manufacturing industries. The Company was incorporated in 1962. All issued and outstanding stock of the Company is held by a single shareholder.

     (b) Principles of consolidation:

          The financial statements as of November 20, 2000 and for the period from January 1, 2000 through November 20, 2000 include the accounts of Inter Sales GmbH ("GmbH"), a 100% wholly-owned subsidiary acquired in January 2000. All intercompany transactions and balances have been eliminated in consolidation.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     (a) Inventories:

          Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

     (b) Recognition of revenue:

          Revenue is recognized upon shipment of product to customers, generally FOB shipping point assuming no significant Company obligations remain and collection of the related receivable is probable.

     (c) Property, plant and equipment:

          Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is calculated using the straight-line and declining balance methods over the estimated useful lives of the assets ranging from 3 to 30 years. Leasehold improvements are depreciated over the lease term. Expenditures for additions, betterments and major renewals that substantially increase the useful life of an asset are capitalized; expenditures for ordinary maintenance and repairs are expensed as incurred. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss on disposition is included in income.

     (d) Income taxes:

          The Company has elected S Corporation status for filing its federal and state income tax returns. As a result, both federal and a majority of the California and Michigan state income taxes are the personal responsibility of the sole shareholder. The income tax provision included in the accompanying financial statements gives effect to the surtax imposed on S Corporations by the State of California, the single business tax imposed by the State of Michigan and tax credits available to the Company pursuant to the state tax statutes.

          The difference between the income tax provision computed by applying the appropriate state tax rates to the income before income taxes (as apportioned) and the recorded provision was primarily

                              KAVLICO CORPORATION

   FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH NOVEMBER 20, 2000 AND FOR THE
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                           (IN UNITED STATES DOLLARS)

     due to the availability of tax credits for research and development and manufacturers investment expenses.

     (e) Concentrations of credit risk:

          Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

          Most of the Company's customers include companies with strong credit ratings in the automotive, industrial, and aerospace industries. As of November 20, 2000, the Company's gross accounts receivable include approximately $8,445,000, $8,670,000 and $4,807,000 from companies operating in the automotive, industrial and aerospace industries, respectively. As of December 31, 1999, the Company's gross accounts receivable include approximately $8,052,000, $6,334,000 and $4,986,000 from companies operating in the automotive, industrial, and aerospace industries, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company estimates reserves for potential credit losses and such losses have been within these estimates.

          Sales made to the three largest customers represented 25%, 10% and 10% of net sales for the period from January 1, 2000 through November 20, 2000, 29%, 11%, and 10% for the year ended December 31, 1999 and 40%, 10% and 9% for the year ended December 31, 1998.

     (f) Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (g) Comprehensive income:

          In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Comprehensive Income" ("SFAS 130"). This statement divides comprehensive income into net income and other comprehensive income. For the Company, comprehensive income did not materially differ from net income for the periods presented.

     (h) Differences from Canadian accounting principles:

          These financial statements are stated in United States dollars and have been prepared in accordance with generally accepted auditing principles ("GAAP") in the United States of America, which do not significantly differ from Canadian GAAP for this Company.

                              KAVLICO CORPORATION

   FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH NOVEMBER 20, 2000 AND FOR THE
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                           (IN UNITED STATES DOLLARS)

 3. INVENTORIES:

     Inventories consist of the following:

                                                                     DECEMBER 31,
                                              NOVEMBER 20,    --------------------------
                                                  2000           1999           1998
                                              ------------    -----------    -----------
Raw materials and purchased parts...........  $11,400,000     $ 8,495,000    $ 7,852,000
Work in process.............................   10,500,000       9,664,000      7,098,000
Finished goods..............................   10,262,000       6,636,000      4,477,000
                                              -----------     -----------    -----------
                                              $32,162,000     $24,795,000    $19,427,000
                                              ===========     ===========    ===========

 4. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                                                             DECEMBER 31,
                                                      NOVEMBER 20,    --------------------------
                                                          2000           1999           1998
                                                      ------------    -----------    -----------
Land and building...................................  $        --     $        --    $   225,000
Machinery and equipment.............................   36,711,000      32,239,000     24,465,000
Leasehold improvements..............................    5,214,000       5,205,000      4,945,000
Office furniture and equipment......................    5,651,000       5,438,000      4,869,000
Autos and trucks....................................      706,000         912,000        776,000
Construction in progress............................      834,000         187,000      1,618,000
                                                      -----------     -----------    -----------
                                                       49,116,000      43,981,000     36,898,000
Less: accumulated depreciation and amortization.....   31,589,000      27,326,000     23,419,000
                                                      -----------     -----------    -----------
Property, plant and equipment, net..................  $17,527,000     $16,655,000    $13,479,000
                                                      ===========     ===========    ===========

 5. EMPLOYMENT AGREEMENTS AND INCENTIVE AWARDS PAYABLE:

     The Company has employment agreements with its key officers. The employment agreements entitle the key officers to receive a base amount of deferred compensation to be paid at future dates provided the key officers continue to be employed by the Company through certain designated dates. The agreements generally continue until terminated by the key officer or the Company. Such agreements, which have been revised from time to time, also provide the key officers with certain additional rights upon a change in control of the Company, require consulting services under certain circumstances, and include a covenant against competition with the Company. Deferred compensation under these employment agreements has been accrued at the present value of the obligation at November 20, 2000 and December 31, 1999 and 1998. For the period from January 1, 2000 through November 20, 2000 and for the years ended December 31, 1999 and 1998, $1,823,000, $2,064,000 and $1,768,000 were charged against income under these agreements, respectively. At November 20, 2000 and December 31, 1999 and 1998, the liability under the employment amounted to $5,419,000, $4,462,000 and $1,927,000, respectively.

     The Company has an incentive compensation plan covering certain employees. Under the plan, cash awards are granted to key management employees payable in five equal annual installments beginning in March following the year of grant. For the period from January 1, 2000 through November 20, 2000 and for the years ended December 31, 1999 and 1998, $1,096,000, $1,048,000 and $1,252,000,
respectively, were charged against income under this plan. At November 20, 2000 and December 31, 1999 and 1998,

                              KAVLICO CORPORATION

   FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH NOVEMBER 20, 2000 AND FOR THE
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                           (IN UNITED STATES DOLLARS)

the liability under the incentive compensation plan amounted to $2,786,000, $2,782,000 and $2,621,000, respectively.

 6. LINE OF CREDIT:

     The Company has an unsecured line of credit with a bank for $6,000,000 which is guaranteed by the sole shareholder. The line bears an interest rate at the prevailing prime rate which was 9.5%, 8.5% and 7.75% at November 20, 2000, December 31, 1999 and 1998. Under the line of credit facility, the Company is required to maintain various covenants. These covenants include meeting certain net worth and working capital ratios and restrict the amount of rent and capital expenditures incurred annually by the Company. At November 20, 2000 and December 31, 1999 and 1998, borrowings under this line of credit facility amounted to nil.

     Additionally, the Company maintains a credit agreement with the sole shareholder whereby the Company borrows funds from the sole shareholder to fund working capital requirements. During the period from January 1, 2000 through November 20, 2000 and the years ended December 31, 1999 and 1998, the Company borrowed a maximum of $1,700,000, $4,100,000 and $3,425,000, respectively, from the sole shareholder. At November 20, 2000 and December 31, 1999 and 1998, there were no borrowings under this credit agreement. The interest on such borrowings is paid at the prime rate. During the period from January 1, 2000 through November 20, 2000 and the years ended December 31, 1999 and 1998, interest paid to the sole shareholder were $28,000, $48,000 and $67,000, respectively.

 7. COMMITMENTS AND CONTINGENCIES:

     The Company leases three adjacent Moorpark production facilities under two non-cancellable twenty-year operating leases and one non-cancellable sixteen-year operating lease, all expiring on July 31, 2015 from its sole shareholder. Annual lease payments are $2,300,000. The leases contain renewal provisions and require the Company to pay all taxes, insurance and maintenance.

     The Company's future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2000 are as follows:

2001....................................................  $ 2,300,000
2002....................................................    2,300,000
2003....................................................    2,300,000
2004....................................................    2,300,000
2005....................................................    2,300,000
Thereafter..............................................   22,034,000
                                                          -----------
                                                          $33,534,000
                                                          ===========

     Rental expense on all leases approximated $2,133,000, $2,277,000 and $2,032,000 for the period from January 1, 2000 through November 20, 2000 and the years ended December 31, 1999 and 1998, respectively.

     The Company is guarantor of a letter of credit issued on behalf of the sole shareholder in conjunction with a City of Moorpark Industrial Revenue Bond. The amount of the letter of credit guarantee was $6,995,000 for the period from January 1, 2000 through November 20, 2000 and the years ended December 31, 1999 and 1998. The letter of credit is secured by real and personal property of the Company and the sole shareholder and matures in July 2015. Under the letter of credit facility, the Company is

                              KAVLICO CORPORATION

   FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH NOVEMBER 20, 2000 AND FOR THE
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                           (IN UNITED STATES DOLLARS)

required to maintain various covenants. These covenants include meeting certain net worth and working capital ratios and restrict the amount of rent and capital expenditures incurred annually by the Company. As of November 20, 2000 and December 31, 1999 and 1998, the Company was in compliance with these covenants.

     There were no outstanding letters of credit for the Company at November 20, 2000 and December 31, 1999 and 1998.

     In the normal course of business, the Company, from time to time, is a defendant on certain litigation, claims and inquiries. In addition, the Company makes various commitments and can incur contingent liabilities. While it is not feasible to predict the outcomes of these matters, the Company is not presently aware of nor expects that any sum it may be required to pay in connection with these matters would have a material effect on its financial position or results of operation.

 8. 401(K) AND DEFERRED COMPENSATION PLAN:

     On January 1, 1986, the Company established a 401(k) plan covering substantially all employees. The plan allows employees to defer a percentage of their annual compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company matches 50% of each participant's contribution up to a maximum of 3% of participant's base compensation. The Company's contributions totalled $610,000, $677,000 and $592,000, for the period from January 1, 2000 through November 20, 2000 and the years ended December 31, 1999 and 1998, respectively. The interest of the participant in the plan is 100% vested as to the participant's contribution. The participants' interest in the Company's matching contribution vests at 20% per year with full vesting after 5 years of service. No interest is distributable until termination, retirement, death, or permanent disability of the participant.

     During 1990, the Company implemented a Deferred Compensation Plan providing officers and key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer any percentage of their compensation, with the Company matching the employees contributions up to 2% of their base salary, allowing the employees to earn interest on their deferred amounts. The Deferred Compensation Plan has a vesting requirement whereby Company contributions are vested at 20% for each year of service at the Company, and are fully vested after 5 years of service. The program is not qualified under Section 401 of the Internal Revenue Code. The plan was terminated in September 2000. The expense to the Company for this plan was $12,000, $20,000 and $23,000, for the period from January 1, 2000 through November 20, 2000 and the years ended December 31, 1999 and 1998, respectively.

 9. SUBSEQUENT EVENT:

     On October 3, 2000, the Company entered into a definitive agreement to be acquired by C-MAC Industries Inc. ("C-MAC"), a manufacture of fully integrated electronic systems and engineering solutions, headquartered in Montreal, Canada. The transaction closed on November 20, 2000 with C-MAC assuming control of the Company subsequent to this date.

                                AUDITORS' REPORT

To the Shareholders of DY 4 Systems Inc.

     We have audited the consolidated balance sheets of DY 4 Systems Inc. as at September 29, 2000 and September 24, 1999 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 29, 2000 and September 24 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                          [/s/ DELOITTE & TOUCHE LLP]

                                          Chartered Accountants

Ottawa, Canada
November 6, 2000

                               DY 4 SYSTEMS INC.
                          CONSOLIDATED BALANCE SHEETS
                AS AT SEPTEMBER 29, 2000 AND SEPTEMBER 24, 1999
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                               2000       1999
                                                              -------    -------
Current Assets
  Cash and cash equivalents.................................  $16,686    $21,374
  Negotiable securities.....................................   12,463      6,727
  Accounts receivable (Note 3)..............................   24,326     18,856
  Unbilled accounts receivable..............................    3,195      2,068
  Inventories (Note 4)......................................   19,512     14,839
  Prepaid expenses..........................................      558        540
  Deferred income taxes.....................................      836        865
                                                              -------    -------
                                                               77,576     65,269
Capital Assets (Note 5).....................................   13,910      8,017
Goodwill....................................................      130        150
                                                              -------    -------
                                                              $91,616    $73,436
                                                              =======    =======
Current Liabilities
  Accounts payable and accrued liabilities..................  $14,909    $ 9,881
  Income taxes payable......................................    1,995      1,299
  Progress billings.........................................    1,595        295
  Current portion of lease..................................      229        278
                                                              -------    -------
                                                               18,728     11,753
Long-Term Lease (Note 6)....................................      132        360
Deferred Income Taxes.......................................    1,219      1,390
                                                              -------    -------
                                                               20,079     13,503
                                                              -------    -------
Shareholders' Equity
  Share capital (Note 7)....................................   28,636     27,507
  Retained earnings.........................................   42,901     32,426
                                                              -------    -------
                                                               71,537     59,933
                                                              -------    -------
                                                              $91,616    $73,436
                                                              =======    =======

/s/ DANNY OSADCA                                   /s/ L. RICHARD CHARLEBOIS
--------------------------------------------       --------------------------------------------
Danny Osadca,                                      L. Richard Charlebois,
Director                                           Director

               See Notes to the Consolidated Financial Statements

                               DY 4 SYSTEMS INC.
           CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
         FOR THE YEARS ENDED SEPTEMBER 29, 2000 AND SEPTEMBER 24, 1999
           (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)

                                                               2000       1999
                                                              -------    -------
Sales.......................................................  $86,437    $75,030
Cost of sales...............................................   43,899     37,497
                                                              -------    -------
Gross profit................................................   42,538     37,533
Expenses
  Selling, general, and administrative......................   19,432     17,052
  Research and development, net (Note 8)....................    9,953      9,126
                                                              -------    -------
Earnings from operations....................................   13,153     11,355
Interest expense............................................      (68)       (80)
Interest income.............................................    1,464      1,083
                                                              -------    -------
Earnings before income taxes................................   14,549     12,358
Income taxes (Note 9).......................................    4,074      3,726
                                                              -------    -------
Net earnings................................................   10,475      8,632
Retained earnings beginning of year.........................   32,426     23,794
                                                              -------    -------
Retained earnings end of year...............................  $42,901    $32,426
                                                              =======    =======
Earnings per share (Note 10)
  Basic.....................................................  $  0.82    $  0.68
  Fully diluted.............................................  $  0.78    $  0.65

Weighted average number of shares (thousands)
  Basic.....................................................   12,795     12,689
  Fully diluted.............................................   14,038     13,886

               See Notes to the Consolidated Financial Statements

                               DY 4 SYSTEMS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR THE YEARS ENDED SEPTEMBER 29, 2000 AND SEPTEMBER 24, 1999
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                2000       1999
                                                              --------    -------
Operating
  Net earnings..............................................  $ 10,475    $ 8,632
  Non-cash items: increase/(decrease)
     Depreciation and amortization..........................     2,013      1,833
     Loss on disposal of capital asset......................        --        133
     Deferred income taxes (Note 9).........................      (142)      (187)
     Net change in non-cash working capital (Note 11).......    (4,264)    (2,452)
                                                              --------    -------
                                                                 8,082      7,959
                                                              --------    -------
Financing
  Issuance of common shares (Note 7)........................     1,129      1,241
  Long-term lease financing (Note 6)........................      (277)      (265)
                                                              --------    -------
                                                                   852        976
                                                              --------    -------
Investing
  Maturity of negotiable securities.........................    11,971      4,878
  Purchase of negotiable securities.........................   (17,707)    (8,066)
  Acquisition of capital assets.............................    (7,886)    (2,471)
                                                              --------    -------
                                                               (13,622)    (5,659)
                                                              --------    -------
Increase in cash and cash equivalents.......................    (4,688)     3,276
Cash and cash equivalents, beginning of year................    21,374     18,098
                                                              --------    -------
Cash and cash equivalents, end of year (Note 11)............  $ 16,686    $21,374
                                                              ========    =======

               See Notes to the Consolidated Financial Statements

                               DY 4 SYSTEMS INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE YEARS ENDED SEPTEMBER 29, 2000 AND SEPTEMBER 24, 1999
            (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA)

1. DESCRIPTION OF BUSINESS

     DY 4 Systems Inc. ("the Company") was incorporated in 1979 under the Ontario Business Corporations Act. The Company and its subsidiaries design, develop, manufacture and market products and systems incorporating open architecture technologies for high reliability and harsh environment applications.

2. ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

  Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its significant subsidiaries.

  Fiscal Year

     The Company's fiscal year ended on September 29, 2000. This complies with the Company's policy that all fiscal quarters close on the last Friday of the quarter. Periodically, fiscal years will be 53 weeks long, as is the case in the current fiscal year. The next occurrence will be the year ending September 30, 2005.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and deposits with banks as well as highly liquid short-term investments with original maturities of three months or less.

  Negotiable Securities

     Negotiable securities consist of various investments with terms to maturity of greater than three months. It is the Company's practice to hold these securities until maturity. Consequently, no capital gains or losses are realized on the settlement of these securities. All negotiable securities are valued at cost and the unrealized interest is accrued.

  Inventories

     Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes material, labour, and manufacturing overhead.

  Capital Assets

     Capital assets are recorded at cost, net of related government assistance and investment tax credits. Amortization is calculated using the declining balance method at a rate of 20% for all capital assets except for leasehold improvements which are amortized over the term of the lease. No amortization is recorded for assets not in use during the year.

  Stock Purchase and Stock Option Plans

     The Company has an Option Agreement with one employee, shareholder and director and an Employee and Director Stock Option Plan, which are described in
Note 7. No compensation expense is

                               DY 4 SYSTEMS INC.

recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

  Revenue Recognition on Contracts

     Revenue on production contracts is recognized when the product is shipped.

     Revenue on development contracts is recognized on a percentage of completion basis. Progress billings are recorded to the extent that billings exceed revenue recognized to date. Unbilled receivables represent work performed but not invoiced and are recorded at net realizable value.

  Research and Development Costs

     Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral and amortization under generally accepted accounting principles.

     Development costs incurred under contract are included in cost of sales, net of related government assistance. The related revenues are included in sales.

  Foreign Currency Translation

     The accounts of the subsidiaries, which are considered to be integrated subsidiaries, and accounts in foreign currencies have been translated into Canadian dollars using the temporal method of foreign currency translation. Under this method, monetary balance sheet items are translated at the rate of exchange in effect at year end. Non-monetary balance sheet items are translated at rates in effect on the dates of the transactions. Revenues and expenses are translated at rates in effect during the year except for amortization which is translated at the same rate as the assets to which it relates. Gains and losses from translation are included in earnings in the year in which they occur.

     Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at year end. Foreign currency transactions are translated at rates in effect on the dates of the transactions. Foreign exchange gains and losses are included in earnings.

  Use of Accounting Estimates

     These financial statements are prepared in conformity with generally accepted accounting principles. In certain cases, the Company's management is required to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

  Financial Instruments and Concentration of Credit Risk

     The Company uses forward exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on foreign exchange contracts are recognized and offset foreign exchange gains and losses on the underlying net asset or net liability position. These contracts require the Company to sell certain foreign currencies for Canadian dollars at contractual rates. At September 29, 2000 the Company had contracts outstanding of USD $9,000 and GBP 1,000 (1999 - USD $7,500 and GBP 1,000) which expire between October 2000 and September 2001.

     Several major financial institutions are counterparties to the Company's financial instruments. It is Company practice to monitor the financial standing of the counterparties and limit the amount of exposure

                               DY 4 SYSTEMS INC.

to any one institution. The Company may be exposed to a credit loss in the event of nonperformance by the counterparties to these contracts, but does not anticipate such nonperformance.

     The Company's concentration of credit risk is limited due to the diverse areas covered by the Company's operations. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The carrying amounts for cash, negotiable securities, accounts receivable, accounts payable, and accrued liabilities approximate fair market value due to the short maturity of these instruments.

  Goodwill

     Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is amortized on a straight line basis over the estimated useful life of the goodwill, which is ten years. The recoverability of such costs is reviewed on an ongoing basis.

3. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                               2000       1999
                                                              -------    -------
Trade.......................................................  $23,288    $17,310
Earned interest.............................................      469        329
Other.......................................................      569      1,217
                                                              -------    -------
                                                              $24,326    $18,856
                                                              =======    =======

4. INVENTORIES

     Inventories consist of the following:

                                                               2000       1999
                                                              -------    -------
Raw materials...............................................  $13,762    $ 9,916
Work-in-process.............................................    4,780      3,362
Finished goods..............................................      970      1,561
                                                              -------    -------
                                                              $19,512    $14,839
                                                              =======    =======

     Included in current liabilities in the balance sheet are progress billings in the amount of $1,595 (1999 -- $295), related to the inventoried costs of materials and product.

5. CAPITAL ASSETS

     Capital assets consist of the following:

                                                   ACCUMULATED      2000 NET      1999 NET
                                         COST      AMORTIZATION    BOOK VALUE    BOOK VALUE
                                        -------    ------------    ----------    ----------
Furniture and equipment...............  $25,108      $12,508        $12,600        $6,940
Software..............................    2,426        1,586            840           833
Leasehold improvements................      387          197            190           244
Land..................................      280           --            280            --
                                        -------      -------        -------        ------
                                        $28,201      $14,291        $13,910        $8,017
                                        =======      =======        =======        ======

                               DY 4 SYSTEMS INC.

     Capital asset costs are presented net of investment tax credits and other government assistance in the amount of $356 (1999 -- $326). Furniture and equipment include leased assets with a cost of $1,324 (1999 -- $1,324) and accumulated amortization of $817 (1999 -- $688).

6. LONG-TERM LEASE

     During fiscal 1997, the Company entered into a three-year lease agreement with the bank in order to finance new equipment. In 1996, the Company entered into a five-year lease agreement with the bank in order to finance new furniture, fixtures, and equipment required for its new prime business location. All credit facilities extended to the Company by the bank, including these bank leases, are secured by a general security agreement.

                                                              2000    1999
                                                              ----    ----
Total remaining lease liability.............................  $361    $638
Less: current portion.......................................   229     278
                                                              ----    ----
Long-term lease liability...................................  $132    $360
                                                              ====    ====

7. SHARE CAPITAL

     Authorized
       Unlimited number of common shares

     The following is a summary of the changes in the issued common shares:

                                                 2000                     1999
                                         ---------------------    ---------------------
                                           NUMBER      DOLLAR       NUMBER      DOLLAR
                                         OF SHARES     AMOUNTS    OF SHARES     AMOUNTS
                                         ----------    -------    ----------    -------
Balance, beginning of year.............  12,758,498    $27,507    12,616,188    $26,266
Employee and directors' stock options
  exercised during the year............     127,000      1,129       142,310      1,241
                                         ----------    -------    ----------    -------
Balance, end of year...................  12,885,498    $28,636    12,758,498    $27,507
                                         ==========    =======    ==========    =======

  Stock Purchase and Stock Option Plans

     At September 29, 2000, the Company has an Option Agreement with one employee, shareholder and director, under which 75,000 common shares may be purchased by the holder at a price of $3.60 per share. All such options expire on December 1, 2002. The Company no longer issues options pursuant to this option agreement.

     On February 8, 1993, the Company established an Employee and Director Stock Option Plan (the "Plan") for the benefit of full time directors and employees of the Company. The Plan was amended on December 22, 1993, January 29, 1996 and September 28, 1998. Under the Plan, the Company may grant options to its employees and directors for up to 1,892,428 shares of common stock. Under the Plan, the exercise price of each option cannot be less than the lowest price from time to time permitted by the applicable regulatory authorities and an option's maximum term is 10 years. Options can be granted at any time with vesting periods between two to four years from the date of issuance.

                               DY 4 SYSTEMS INC.

     A summary of the changes in the Company's stock option plans during the years ending September 29, 2000 and September 24, 1999 and the status as of September 29, 2000 is presented below:

                                               2000                           1999
                                    ---------------------------    ---------------------------
                                                    WEIGHTED                       WEIGHTED
                                    NUMBER OF       AVERAGE        NUMBER OF       AVERAGE
                                     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                                    ---------    --------------    ---------    --------------
Outstanding at beginning of the
  year............................  1,201,290        $ 9.36        1,245,900        $9.22
Granted...........................    455,700         10.66          208,600         9.62
Exercised.........................    127,000          8.88          142,310         8.72
Forfeited.........................    236,190         12.35          110,900         9.11
                                    ---------        ------        ---------        -----
Outstanding at end of year........  1,293,800        $ 9.81        1,201,290        $9.36
                                    =========        ======        =========        =====
Options exercisable at year end...    487,100                        546,690
                                    =========                      =========

                         OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
----------------------------------------------------------------------      -------------------------
                                              WEIGHTED
                                              AVERAGE         WEIGHTED                       WEIGHTED
                                             REMAINING        AVERAGE                        AVERAGE
      RANGE OF               NUMBER         CONTRACTUAL       EXERCISE        NUMBER         EXERCISE
   EXERCISE PRICES         OUTSTANDING      LIFE (YEARS)       PRICE        EXERCISABLE       PRICE
---------------------      -----------      ------------      --------      -----------      --------
        $3.60                  75,000           2.17           $ 3.60          75,000         $ 3.60
   $7.85 -- $8.95              93,400           2.68             8.50          51,300           8.28
   $9.00 -- $9.88             519,600           5.87             9.50         255,800           9.42
  $10.05 -- $10.95            288,200           4.24            10.67              --             --
  $11.10 -- $11.63            317,600           4.50            11.39         105,000          11.31
-----------------------------------------------------------------------------------------------------
   $3.60 -- $11.63          1,293,800           4.73           $ 9.81         487,100         $ 8.81
-----------------------------------------------------------------------------------------------------

8. RESEARCH AND DEVELOPMENT

     Research and development expenditures were incurred as follows:

                                                               2000       1999
                                                              -------    ------
Gross expenditures..........................................  $10,123    $9,261
Net government repayments...................................      262       570
Investment tax credits......................................     (432)     (705)
                                                              -------    ------
Net current expenditures....................................  $ 9,953    $9,126
                                                              =======    ======

     Research and development expenditures are recorded net of investment tax credits and other government assistance. During the year, the Company did not receive any government assistance relating to qualifying research and development activities. The repayment of assistance is contingent on future revenues resulting from the qualifying activities. A liability is recorded in the period in which conditions requiring repayment arise.

                               DY 4 SYSTEMS INC.

9. INCOME TAXES

     Details of income tax expense are as follows:

                                                               2000      1999
                                                              ------    ------
Current.....................................................  $4,216    $3,539
Deferred....................................................    (142)      187
                                                              ------    ------
                                                              $4,074    $3,726
                                                              ======    ======

     Deferred taxes result primarily from differences in the timing of recognition in income of items such as amortization and investment tax credits for accounting and income tax purposes.

     The Company's income taxes reconcile to taxes calculated using the Canadian statutory income tax rate as follows:

                                                               2000       1999
                                                              -------    -------
Earnings from operations before income taxes................  $14,549    $12,358
                                                              =======    =======
Combined basic Canadian Federal and Provincial income tax at
  43.08% (1999 -- 44.6%)....................................  $ 6,268    $ 5,512
Increase (decrease) resulting from:
  Manufacturing credit......................................     (209)      (168)
  Ontario super allowance...................................      (73)      (136)
  Foreign tax differential..................................   (2,565)    (1,179)
  Other.....................................................      653       (303)
                                                              -------    -------
Income taxes................................................  $ 4,074    $ 3,726
                                                              =======    =======

     As at September 29, 2000 the Company's foreign subsidiaries had tax loss carry-forwards of approximately $677 (1999 -- $686) available to reduce future years' taxable income for which the benefit has not been reflected in the financial statements, all of which expire in the year 2018 and 2019.

10. EARNINGS PER SHARE

     Basic earnings per share are calculated on the basis of earnings divided by the weighted average number of common shares outstanding during the year.

     Fully diluted earnings per share are calculated under the assumption that stock options outstanding during the year had been exercised at the later of the beginning of the year and the date issued, and includes an allowance for imputed earnings of $414 (1999 -- $399) derived from the investment of funds which would have been received at an after tax rate of 3.5% (1999 -- 3.6%).

                               DY 4 SYSTEMS INC.

11. CASH FLOW INFORMATION

                                                               2000       1999
                                                              -------    -------
Cash and cash equivalents are comprised of:
  Cash......................................................  $ 3,890    $ 1,132
  Cash equivalents..........................................   12,796     20,242
                                                              -------    -------
  Total cash and cash equivalents...........................  $16,686    $21,374
                                                              =======    =======
Net change in non-cash working capital is comprised of:
  Accounts receivable.......................................  $(5,470)   $(3,629)
  Unbilled accounts receivables.............................   (1,127)       713
  Inventories...............................................   (4,673)       342
  Prepaid expenses..........................................      (18)        14
  Accounts payable and accrued liabilities..................    5,028        485
  Income taxes payable......................................      696        235
  Progress billings.........................................    1,300       (612)
                                                              -------    -------
  Net change in non-cash working capital....................  $(4,264)   $(2,452)
                                                              =======    =======
Other:
  Interest received, net....................................  $ 1,264    $ 1,292
                                                              =======    =======
  Income taxes paid.........................................  $ 3,163    $ 1,029
                                                              =======    =======

12. SEGMENTED INFORMATION

     The Company operates primarily in one business segment which is the design, development, manufacturing, and marketing of products and systems incorporating open architecture technologies for high reliability and harsh environment applications. The Company reports its revenue by geographic location based on the location of its customers. Total export sales amounted to $85,130 of the Company's revenues in 2000 (1999 -- $71,999).

                                                  2000                          1999
                                       --------------------------    --------------------------
                                                   CAPITAL ASSETS                CAPITAL ASSETS
GEOGRAPHIC INFORMATION                 REVENUES     AND GOODWILL     REVENUES     AND GOODWILL
----------------------                 --------    --------------    --------    --------------
Canada...............................  $ 1,307        $12,522        $ 3,031         $6,656
United States........................   69,592          1,119         58,361          1,067
United Kingdom.......................    8,842            391          5,290            431
Singapore............................    2,323             --            200             --
Japan................................      640             --          2,631             --
Other................................    3,733              8          5,517             13
                                       -------        -------        -------         ------
Total................................  $86,437        $14,040        $75,030         $8,167
                                       =======        =======        =======         ======

     Revenue from two customers of the Company, related to a number of different orders and programs, accounts for approximately $23,917 (1999 -- $21,259) and $6,758 (1999 -- $7,617) of the Company's total consolidated revenues.

                               DY 4 SYSTEMS INC.

13. COMMITMENTS

  Leases

     The Company is committed to make future minimum lease payments as follows:

                                                                 MINIMUM
                                                              CAPITAL LEASE    OPERATING
                                                                PAYMENTS        LEASES
                                                              -------------    ---------
2001........................................................      $268          $1,328
2002........................................................       110           1,353
2003........................................................        --           1,168
2004........................................................        --           1,064
2005 and thereafter.........................................        --           2,068
                                                                  ----          ------
                                                                   378          $6,981
                                                                                ======
Less imputed interest at 7%.................................       (17)
                                                                  ----
                                                                  $361
                                                                  ====

  Foreign Exchange Contracts

     The majority of the Company's revenues and a significant portion of the costs are denominated in U.S. dollars. It is the Company's practice to hedge the estimated net foreign exchange exposure on future cash flows by entering into various foreign exchange contracts. The hedged cash flows are generally expected to occur over the ensuing twelve months. Any gains or losses on foreign exchange contracts are realized in the period in which the related cash flows are realized. Based on the year end exchange rates, the net loss on foreign exchange contracts at September 29, 2000 was $307 (1999 -- $238). The actual gain or loss to be realized will be based on the exchange rates in effect at the time these contracts are settled. The following table summarizes the foreign exchange contracts outstanding as at September 29, 2000:

 AMOUNT    AVERAGE EXCHANGE RATE              DUE DATE
---------  ---------------------   ------------------------------
USD 9,000         1.4565           October 2000 -- September 2001
GBP 1,000          2.357               December 2000 -- September
                                                             2001

  Letters of Credit

     The Company has letters of credit outstanding as at September 29, 2000 in the amount of $256 (1999 -- $127) to secure customer advances received on various contracts. Certain accounts receivable and inventory have been pledged as security against outstanding letters of credit.

14. SUBSEQUENT EVENT

     On October 5, 2000, C-MAC Industries Inc. ("C-MAC") and the Company announced that C-MAC intends to launch a take-over-bid to purchase all of the outstanding common shares of the Company for $17.00 per share. The consideration for the purchase of the common shares of the Company is payable through the issuance of C-MAC shares with the total transaction value being approximately $241 million. C-MAC's written offer dated October 20, 2000 was communicated to shareholders of the Company on October 23, 2000. The offer, which is subject to conditions, including the tender of not less than 90% of the outstanding shares of the Company and customary regulatory approvals, is open for acceptance until November 24, 2000.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
A-Plus Manufacturing Corp.:

     We have audited the accompanying balance sheets of A-Plus Manufacturing Corp. as of December 31, 1999 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A-Plus Manufacturing Corp. as of December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

(KPMG LLP LOGO)
---------------------------------------------------------
San Francisco, United States
February 18, 2000, except for note 12
which is as of March 27, 2000

                           A-PLUS MANUFACTURING CORP.

                                 BALANCE SHEETS
                           (IN UNITED STATES DOLLARS)

                                     ASSETS

                                                               MARCH 27,     DECEMBER 31,
                                                                 2000            1999
                                                              -----------    ------------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $        --    $ 2,640,360
  Short-term investments....................................          680            675
  Accounts receivable, less allowance for doubtful accounts
     of $307,636 and $307,636, respectively.................   16,965,458     17,364,686
  Inventories...............................................   27,787,780     17,503,979
  Prepaid expenses and other current assets.................      546,943        466,960
  Deferred income taxes -- current..........................    1,248,170      1,248,170
                                                              -----------    -----------
  Total current assets......................................   46,549,031     39,224,830
Property and equipment, net.................................   14,001,607      9,575,322
Other assets................................................      282,139        170,927
                                                              -----------    -----------
                                                              $60,832,777    $48,971,079
                                                              ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness.........................................  $ 1,978,277    $        --
  Current portion of long-term subordinated notes...........    1,500,000      1,500,000
  Current portion of capital lease obligations..............    1,422,707      1,422,707
  Current portion of long-term bank loans...................    1,297,564        799,619
  Accounts payable..........................................   16,927,795     14,630,715
  Accrued liabilities.......................................    2,737,516      2,486,742
  Accrued bonus.............................................    1,923,945      2,011,065
  Income taxes payable......................................    1,049,892      1,450,857
  Line of credit............................................    9,500,000      6,000,000
                                                              -----------    -----------
  Total current liabilities.................................   38,337,696     30,301,705
Long-term subordinated notes, net of current portion........    1,500,000      1,500,000
Capital lease obligations, net of current portion...........    1,140,681      1,540,553
Long-term bank loans, net of current portion................    3,912,868      1,665,841
Deferred income tax liability...............................      510,959        510,959
                                                              -----------    -----------
Total liabilities...........................................   45,402,204     35,519,058
Shareholders' equity:
  Common stock, no par value: 20,000,000 shares authorized:
     11,236,378 shares issued and 8,989,102 shares
     outstanding............................................    2,297,640      2,297,640
  Retained earnings.........................................   19,132,933     17,154,381
  Treasury stock, 2,247,276 shares, at cost.................   (6,000,000)    (6,000,000)
                                                              -----------    -----------
                                                               15,430,573     13,452,021
                                                              -----------    -----------
                                                              $60,832,777    $48,971,079
                                                              ===========    ===========

                See accompanying notes to financial statements.

                           A-PLUS MANUFACTURING CORP.

                              STATEMENTS OF INCOME
                           (IN UNITED STATES DOLLARS)

                                                     TWELVE-WEEK PERIODS ENDED
                                                             MARCH 27,              YEAR ENDED
                                                     --------------------------    DECEMBER 31,
                                                        2000           1999            1999
                                                     -----------    -----------    ------------
                                                                    (UNAUDITED)
Net sales..........................................  $33,762,967    $21,581,690    $102,153,714
Cost of sales......................................   28,674,213     18,224,280      85,193,291
                                                     -----------    -----------    ------------
Gross profit.......................................    5,088,754      3,357,410      16,960,423
Selling, general and administrative expenses.......    1,636,732      1,133,039       5,367,635
                                                     -----------    -----------    ------------
Income from operations.............................    3,452,022      2,224,371      11,592,788
Other income (expense):
  Interest income..................................           --         23,459          84,583
  Interest expense.................................     (294,782)      (220,926)     (1,003,142)
  Other............................................      140,346        186,512         250,935
                                                     -----------    -----------    ------------
                                                         154,436        (10,955)       (667,624)
                                                     -----------    -----------    ------------
Income before income taxes.........................    3,297,586      2,213,416      10,925,164
Income taxes.......................................    1,319,034        958,409       3,988,501
                                                     -----------    -----------    ------------
Net income.........................................  $ 1,978,552    $ 1,255,007    $  6,936,663
                                                     ===========    ===========    ============

                See accompanying notes to financial statements.

                           A-PLUS MANUFACTURING CORP.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                           (IN UNITED STATES DOLLARS)

                                          COMMON STOCK                                        TOTAL
                                     ----------------------    RETAINED      TREASURY     SHAREHOLDERS'
                                      SHARES       AMOUNT      EARNINGS        STOCK         EQUITY
                                     ---------   ----------   -----------   -----------   -------------
Balance as of December 31, 1998....  8,989,102   $2,297,640   $10,217,718   $(6,000,000)   $ 6,515,358
Net income for the year ended
  December 31, 1999................         --           --     6,936,663            --      6,936,663
                                     ---------   ----------   -----------   -----------    -----------
Balance as of December 31, 1999....  8,989,102    2,297,640    17,154,381    (6,000,000)    13,452,021
Net income for the twelve-week
  period ended March 27, 2000
  (unaudited)......................         --           --     1,978,552            --      1,978,552
                                     ---------   ----------   -----------   -----------    -----------
Balance as of March 27, 2000
  (unaudited)......................  8,989,102   $2,297,640   $19,132,933   $(6,000,000)   $15,430,573
                                     =========   ==========   ===========   ===========    ===========

                See accompanying notes to financial statements.

                           A-PLUS MANUFACTURING CORP.

                            STATEMENTS OF CASH FLOWS
                           (IN UNITED STATES DOLLARS)

                                                     TWELVE-WEEK PERIODS ENDED
                                                             MARCH 27,              YEAR ENDED
                                                    ---------------------------    DECEMBER 31,
                                                        2000           1999            1999
                                                    ------------    -----------    ------------
                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income......................................  $  1,978,552    $ 1,255,007    $  6,936,663
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization................     1,081,936        889,259       3,646,410
     Deferred income taxes........................            --        333,885        (757,359)
  Changes in operating assets and liabilities:
     Accounts receivable..........................       399,228       (247,503)     (6,700,585)
     Inventories..................................   (10,283,801)    (3,274,794)    (12,422,154)
     Prepaid expenses and other current assets....       (79,983)      (651,863)       (356,487)
     Other assets.................................      (111,212)      (194,543)        (82,625)
     Accounts payable and accrued liabilities.....     2,460,735      2,085,673       8,824,190
     Income taxes payable.........................      (400,965)      (198,409)      1,034,040
                                                    ------------    -----------    ------------
  Net cash used by operating activities...........    (4,955,510)       393,530         122,093
Cash flows from investing activities:
  Purchases of property and equipment.............    (5,508,221)        56,387      (3,108,131)
  Sale of investments.............................            --             --         230,147
                                                    ------------    -----------    ------------
  Net cash used in investing activities...........    (5,508,221)        56,387      (2,877,984)
Cash flows from financing activities:
  Borrowings on line of credit....................     3,500,000      1,000,000       6,000,000
  Bank indebtedness...............................     1,978,277             --              --
  Principal payments on notes payable.............            --             --      (1,500,000)
  Principal payments under capital lease
     obligations..................................      (400,552)      (485,589)     (1,905,048)
  Principal payments/borrowings on bank loans.....     2,744,971        (54,787)       (636,982)
  Borrowings under bank loans.....................            --             --       1,363,255
                                                    ------------    -----------    ------------
  Net cash provided by financing activities.......     7,822,696        459,624       3,321,225
                                                    ------------    -----------    ------------
Net (decrease) increase in cash and cash
  equivalents.....................................    (2,641,035)       909,541         565,334
Cash and cash equivalents, beginning of period....     2,641,035      2,305,848       2,075,026
                                                    ------------    -----------    ------------
Cash and cash equivalents, end of period..........  $         --    $ 3,215,389    $  2,640,360
                                                    ============    ===========    ============
Supplemental disclosures of cash flow information:
  Cash paid during the period:
     Income taxes.................................  $  1,720,000    $   760,000    $  3,987,039
     Interest.....................................       286,696        140,675       1,019,978

                See accompanying notes to financial statements.

                           A-PLUS MANUFACTURING CORP.

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES:

     The following financial statements are stated in United States dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States which do not significantly differ from Canadian GAAP for this Company.

     (a) Description of business:

          A-Plus Manufacturing Corp. (the "Company") is an independent provider of customized manufacturing services to original equipment manufacturers in the electronics industry. The Company's primary services include materials procurement, materials management, and the manufacture and testing of printed circuit board assembly for computer and networking products, medical devices, and telecommunications equipment.

     (b) Use of estimates and assumptions:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Cash equivalents and short-term investments:

          Cash equivalents are considered by the Company as all highly liquid investments purchased with a remaining maturity of less than three months. Short-term investments are instruments with remaining maturities greater than three months and not exceeding one year.

          The Company accounts for short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments in debt securities are classified as "held-to-maturity". Such investments are recorded at amortized cost. It is the intent of the Company to hold these securities until maturity. Investments in equity securities are classified as "available-for-sale". Such investments are recorded at fair value, as determined from quoted market price. If material, unrealized gains and losses are reported as a component of shareholders' equity.

     (d) Inventories:

          Inventories consist of raw materials, work in process, and finished goods, which are stated at the lower of cost or market. Cost is determined under the weighted-average method.

     (e) Property and equipment:

          Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment under capital leases is stated at the

                           A-PLUS MANUFACTURING CORP.

                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

     present value of minimum lease payments and amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets. Estimated useful lives are as follows:

                      ASSETS                               PERIOD
                      ------                               ------
Leased equipment...................................             5 years
Machinery and equipment............................             5 years
Furniture and equipment............................             7 years
Office equipment and computers.....................         3 - 5 years
Vehicles...........................................             5 years
Leasehold improvements.............................   Shorter of useful
                                                     life or lease term

          Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the accompanying statements of income.

     (f) Impairment of long-lived assets:

          The Company accounts for long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 requires long-lived assets and certain identifiable intangibles to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (g) Income taxes:

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h) Revenue recognition:

          The Company recognizes revenue and related costs of sales upon shipment of product to its customers.

     (i) Concentrations of credit risk and business operation:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments, and trade accounts receivable. The Company's cash and cash equivalents and short-term investments are managed by a recognized financial institution, which follows the Company's investment policy. The Company's investments are comprised of mutual funds and U.S. government securities, and the Company's investment policy limits the amount of credit exposure to any one issue.

                           A-PLUS MANUFACTURING CORP.

                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

          Concentrations of credit risk with respect to trade accounts receivable are within the electronics industry in Northern California. Credit is extended once the appropriate credit history and references have been obtained. Adjustments to the allowance for doubtful accounts are made periodically based upon the expected collectibility of all such accounts. The Company generally does not require collateral for sales on credit.

          During the twelve-week period ended March 27, 2000 and during the year ended December 31, 1999, one customer accounted for 24%, and 31% of total sales. Accounts receivable from this customer were approximately $2,285,309 and $600,000 as of March 27, 2000 and December 31, 1999, respectively.

          The Company purchased 15%, and 16% of total raw materials from the same vendor in the twelve-week period ended March 27, 2000 and the year ended December 31, 1999. The amount payable to this vendor is approximately $2,151,561 as of March 27, 2000 and there was no outstanding balance due as of December 31, 1999.

     (j) Comprehensive income:

          In fiscal 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company has no other components of other comprehensive income and, accordingly, comprehensive income is the same as net income for all periods presented.

     (k) Unaudited Interim Financial Statements:

          The financial statements as of March 27, 2000 and for the twelve-week periods ended March 27, 2000 and 1999 are unaudited. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary, consisting only of normal recurring accruals, to present fairly the financial information contained therein. Results for the twelve-week period ended March 27, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

 2. CASH, CASH EQUIVALENTS, AND INVESTMENTS:

                                                      CASH AND CASH    SHORT-TERM
                                                       EQUIVALENTS     INVESTMENTS
                                                      -------------    -----------
December 31, 1999:
  Cash..............................................   $2,627,884         $ --
  Money market funds................................       12,476           --
  Available for sale -- mutual funds................           --          675
                                                       ----------         ----
                                                       $2,640,360         $675
                                                       ==========         ====

     As of March 27, 2000 and as of December 31, 1999, unrealized gains and losses were not material.

                           A-PLUS MANUFACTURING CORP.

                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

 3. INVENTORIES:

     Inventories consisted of the following:

                                                                    YEAR ENDED
                                                     MARCH 27,     DECEMBER 31,
                                                       2000            1999
                                                    -----------    ------------
Raw materials.....................................  $18,648,055    $11,136,965
Work in progress..................................    7,289,358      5,290,586
Finished goods....................................    1,850,367      1,076,428
                                                    -----------    -----------
                                                    $27,787,780    $17,503,979
                                                    ===========    ===========

4. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                                                    YEAR ENDED
                                                     MARCH 27,     DECEMBER 31,
                                                       2000            1999
                                                    -----------    ------------
Leased equipment (note 9).........................  $11,075,896    $11,107,999
Machinery and equipment...........................   15,323,373     10,677,264
Furniture and equipment...........................      227,872        227,877
Office equipment and computers....................      802,180        497,755
Vehicles..........................................      213,592        213,591
Leasehold improvements............................    1,347,498        757,709
                                                    -----------    -----------
                                                     28,990,411     23,482,195
Less accumulated depreciation and amortization....   14,988,804     13,906,873
                                                    -----------    -----------
Property and equipment, net.......................  $14,001,607    $ 9,575,322
                                                    ===========    ===========

 5. LINE OF CREDIT:

     The Company has a line of credit agreement which provides for borrowings in the amount of $8,000,000 with a local bank, and which bears interest at the London Interbank Offered Rate (LIBOR) plus 2.65% (9.126% at December 31, 1999). This line is secured by first priority liens upon the Company's accounts receivable, inventories, and a lien on machinery and equipment, subject to certain exceptions (i.e. capital leases) to be agreed upon. Under the agreement, the Company must meet certain financial covenants. As of December 31, 1999, the Company was in compliance with such covenants. The outstanding balance was $6,000,000 as of December 31, 1999. The line of credit agreement expires in June 2000.

                           A-PLUS MANUFACTURING CORP.

                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

 6. LONG-TERM NOTES:

     Long-term notes consisted of the following:

                                                                    YEAR ENDED
                                                     MARCH 27,     DECEMBER 31,
                                                        2000           1999
                                                     ----------    ------------
7% subordinated notes payable in four annual
  installments of $1,500,000, including interest,
  payable annually through June 9, 2001............  $3,000,000     $3,000,000
Less current portion...............................   1,500,000      1,500,000
                                                     ----------     ----------
                                                     $1,500,000     $1,500,000
                                                     ==========     ==========

     These notes were issued by the Company to shareholders in consideration of the stock repurchase disclosed in note 8.

 7. LONG-TERM BANK LOANS:

     The Company purchased various machinery and equipment through bank loans that expire at various dates during the next five years. Amounts payable, secured by related machinery and equipment, and future payments during the next five years are as follows:

                                                     MARCH 27,     DECEMBER 31,
                                                       2000            1999
                                                    -----------    ------------
2000..............................................  $ 1,291,071     $  973,020
2001..............................................    1,537,420        844,401
2002..............................................    1,284,082        533,988
2003..............................................    1,148,013        401,654
2004..............................................      916,960        194,685
2005..............................................       69,561             --
                                                    -----------     ----------
          Total payments..........................    6,247,107      2,947,748
Less amount representing interest (at rates
  ranging from 7.1% to 9.0%)......................   (1,036,675)      (482,288)
                                                    -----------     ----------
Principal of bank loans...........................    5,210,432      2,465,460
Less current portion of bank loan.................    1,297,564        799,619
                                                    -----------     ----------
                                                    $ 3,912,868     $1,665,841
                                                    ===========     ==========

 8. SHAREHOLDERS' EQUITY:

     In April 1997, the shareholders of the Company and the Company entered into a stock purchase agreement with Harvard Custom Manufacturing, LLC (Harvard) whereby shareholders sold 48% of the Company's issued shares (5,393,461 shares) to Harvard for approximately $2.67 per share for a total of $14,400,000, of which $864,000 was paid to a broker as partial payment of the seller's commission fees.

     Under the stock purchase agreement on June 9, 1997, the Company redeemed from each original shareholder certain amounts of common stock aggregating 2,247,276 shares (20% of total outstanding shares) in exchange for a subordinated $6,000,000 non-negotiable promissory note of the Company.

                           A-PLUS MANUFACTURING CORP.

                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

     These notes are being paid in four equal annual installments beginning on June 9, 1998, and for each year thereafter through 2001. Interest was paid along with the annual installments at the rate of 7% per annum (note 6).

 9. LEASE COMMITMENTS:

     The Company is obligated under various capital leases for certain machinery and equipment that expire at various dates during the next five years. The gross amount of plant and equipment and related accumulated amortization recorded under capital leases are as follows:

                                                     MARCH 27,     DECEMBER 31,
                                                       2000            1999
                                                    -----------    ------------
Machinery and equipment...........................  $11,075,896    $11,107,999
Less accumulated amortization.....................    8,133,533      7,624,282
                                                    -----------    -----------
                                                    $ 2,942,363    $ 3,483,717
                                                    ===========    ===========

     Amortization of assets held under capital leases is included with depreciation expense.

     The Company has three operating leases on its premises in San Jose, California. Future minimum lease payments under these operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1999 are:

                                                         DECEMBER 31, 1999
                                                     -------------------------
                                                      CAPITAL       OPERATING
                                                       LEASES        LEASES
                                                     ----------    -----------
2000...............................................  $1,601,556    $ 1,366,333
2001...............................................   1,027,109      1,280,178
2002...............................................     513,183      1,145,731
2003...............................................     134,637        942,480
2004 and thereafter................................          --      6,719,760
                                                     ----------    -----------
          Total minimum lease payments.............   3,276,485    $11,454,482
                                                                   ===========
Less amount representing interest (at rates ranging
  from 8.5% to 11.5%)..............................     313,225
                                                     ----------
Present value of net minimum capital lease
  payments.........................................   2,963,260
                                                     ----------
Less current instalments of obligations under
  capital leases...................................   1,422,707
                                                     ----------
Obligation under capital leases, excluding current
  instalments......................................  $1,540,553
                                                     ==========

     Rent expense on these operating leases for the year ended December 31, 1999 was approximately $1,419,000.

                           A-PLUS MANUFACTURING CORP.

                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

10. INCOME TAXES:

     A summary of the components of income tax expense for the year ended December 31, 1999 are as follows:

                                                  CURRENT      DEFERRED       TOTAL
                                                 ----------    ---------    ----------
December 31, 1999:
  Federal......................................  $3,960,022    $(357,286)   $3,602,736
  State........................................     785,838     (400,073)      385,765
                                                 ----------    ---------    ----------
                                                 $4,745,860    $(757,359)   $3,988,501
                                                 ==========    =========    ==========

     The Company computed income taxes for the twelve-week periods ended March 27, 2000 and 1999 by applying an estimated annual effective tax rate to income before income taxes.

     The reconciliation between the amount computed by applying the U.S. federal statutory tax rate of 34% to income taxes and the actual provision for income taxes as follows:

Income tax expense at statutory rate.....................  $3,823,807
State income taxes, net of federal income tax benefit....     250,747
Other....................................................     (86,053)
                                                           ----------
                                                           $3,988,501
                                                           ==========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

Deferred tax assets:
  Accrued expense........................................  $  629,362
  Allowance for bad debts................................     131,808
  Inventory reserve......................................     487,000
                                                           ----------
  Total gross deferred tax assets........................   1,248,170
Deferred tax liability -- depreciation and
  amortization...........................................    (510,959)
                                                           ----------
Net deferred tax assets..................................  $  737,211
                                                           ==========

     In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize the benefits of these deductible differences.

11. BONUS PROGRAM:

     Pursuant to the stock purchase agreement described in note 8, the Company and its shareholders entered into a shareholders' agreement (the Agreement). Under the Agreement, the Company will provide for payment to certain employees of the Company an aggregate of $2,000,000 following the closing of the stock purchase and an additional $5,500,000 to be paid out in quarterly payments of $458,333 over three years starting July 1, 1997, conditional upon certain requirements being fulfilled, as defined. Bonus expense under the Agreement for the year ended December 31, 1999 was approximately $1,970,000, and $450,000 for the twelve-week period ended March 27, 2000.

                           A-PLUS MANUFACTURING CORP.

                          YEAR ENDED DECEMBER 31, 1999
(INFORMATION PERTAINING TO THE TWELVE-WEEK PERIODS ENDED MARCH 27, 2000 AND 1999
                                 IS UNAUDITED)
                           (IN UNITED STATES DOLLARS)

12. SUBSEQUENT EVENT:

     On March 7, 2000, the Company entered into a definitive agreement to be acquired by C-MAC Industries, Inc., a manufacturer of fully integrated electronic systems and engineering solutions, headquartered in Montreal, Canada. The transaction closed on March 27, 2000.

                               COMPILATION REPORT

The Board of Directors
Solectron Corporation

     We have reviewed, as to compilation only, the accompanying pro forma combined condensed balance sheet of Solectron Corporation (Solectron) as at May 31, 2001, and the pro forma combined condensed statements of income of Solectron for the nine months then ended and for the year ended August 31, 2000, which have been prepared for inclusion in the C-MAC Management Information Circular relating to the proposed acquisition of C-MAC by Solectron through the issuance of Solectron common stock or exchangeable shares. In our opinion, the pro forma combined condensed balance sheet and pro forma combined condensed statements of income have been properly compiled to give effect to the proposed transaction and assumptions in notes thereto.

                                          (KPMG LLP LOGO)

Mountain View, California
October 9, 2001

           COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
                 CANADIAN AND UNITED STATES REPORTING STANDARDS

     The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

                                          (KPMG LLP LOGO)

Mountain View, California
October 9, 2001

                     SOLECTRON UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined results of operations for future periods or the results of operations that actually would have been realized had Solectron, C-MAC, and NatSteel Electronics Ltd (NEL) been combined during the periods specified. The unaudited pro forma combined condensed financial statements and the related notes should be read in conjunction with the historical financial statements of Solectron, C-MAC and NEL, included in this document in Annexes J and K, and pro forma information for C-MAC and its acquired subsidiaries included in this document in Annex K.

     On January 5, 2001, Solectron completed its acquisition of NEL by acquiring 99 percent of the issued share capital and the outstanding principal amount of convertible bonds of NEL for approximately $2.3 billion in cash. During February 2001, NEL became a wholly-owned subsidiary of Solectron when Solectron acquired the remaining shares and principal amount of NEL's convertible bonds through compulsory acquisition under Singapore law. For financial reporting purposes, the acquisition of NEL was deemed to have occurred on January 1, 2001. The pro forma adjustments that are reflected in the accompanying unaudited pro forma combined condensed income statements for the year ended August 31, 2000 and the nine-month period ended May 31, 2001 are based on the fair value of the tangible and intangible assets acquired by Solectron as well as management's estimates of the useful lives of those acquired assets.

     In August 2001, Solectron entered into an agreement to combine with C-MAC in a transaction to be accounted for as a purchase. The final purchase price will be determined upon consummation of the transaction. The estimated purchase price, which is subject to adjustment, is approximately $2.567 billion, consisting of Solectron common stock valued at approximately $2.489 billion, Solectron stock options valued at approximately $61 million, and direct acquisition costs estimated at approximately $16 million.

     On March 27, 2000, C-MAC completed its acquisition of A-Plus Manufacturing Corp. (A-Plus); on November 20, 2000, C-MAC completed its acquisition of Kavlico Corporation (Kavlico); and on November 24, 2000, C-MAC completed its acquisition of DY 4 Systems Inc. (DY 4); (collectively, the C-MAC acquisitions). The unaudited pro forma combined condensed financial statements of Solectron include the pro forma impact of the C-MAC acquisitions for the periods specified below.

     The unaudited pro forma combined condensed balance sheet gives effect to the arrangement with C-MAC as if it had taken place on May 31, 2001, and combines Solectron's unaudited historical consolidated balance sheet as of May 31, 2001 and C-MAC's unaudited historical consolidated balance sheet as of June 30, 2001 in U.S. GAAP and U.S. dollars. The Solectron acquisition of NEL is reflected in Solectron's unaudited historical consolidated balance sheet as of May 31, 2001. The C-MAC acquisitions are reflected in the C-MAC unaudited historical consolidated balance sheet as of June 30, 2001.

     The unaudited pro forma combined condensed income statement for the nine-month period ended May 31, 2001 gives effect to the Solectron arrangement with C-MAC and acquisition of NEL as if they had taken place on September 1, 2000; and to the C-MAC acquisitions of Kavlico and DY 4 as if they had taken place on October 1, 2000. The unaudited pro forma combined condensed income statement for the nine-month period ended May 31, 2001 combines Solectron's unaudited historical consolidated statement of income for the nine-month period ended May 31, 2001; the NEL unaudited historical consolidated income and loss account for the four-month period ended December 31, 2000; and the pro forma C-MAC unaudited consolidated statement of earnings for the nine-month period ended June 30, 2001. The pro forma C-MAC unaudited consolidated statement of earnings for the nine-month period ended June 30, 2001 includes the Kavlico unaudited historical consolidated statement of income for the fifty-one day period ended November 20, 2000 (date of acquisition); and the DY 4 unaudited consolidated statements of earnings for the fifty-five day period ended November 24, 2000 (date of acquisition). Results of operations for NEL are included in the historical results of operations of Solectron from January 1,

2001 to May 31, 2001. Results of operations of Kavlico, DY 4 and A-Plus are included in the historical results of operations of C-MAC from their dates of acquisition to June 30, 2001.

     The unaudited pro forma combined condensed income statement for the year ended August 31, 2000 gives effect to the combination with C-MAC and acquisition of NEL as if they had taken place on September 1, 1999; and to the C-MAC acquisitions of A-Plus, Kavlico, and DY 4 as if they had taken place on October 1, 1999. The unaudited pro forma combined condensed income statement for the year ended August 31, 2000 combines Solectron's unaudited historical consolidated statement of income for the year ended August 31, 2000; the NEL unaudited historical consolidated income and loss account for the year ended June 30, 2000; and the pro forma C-MAC unaudited consolidated statement of earnings for the year ended September 30, 2000. The pro forma C-MAC unaudited consolidated statement of earnings for the year ended September 30, 2000 includes the A-Plus unaudited statement of income for the six-month period ended March 27, 2000; the Kavlico unaudited historical consolidated statement of income for the year ended September 30, 2000; and the DY 4 audited consolidated statement of earnings for the year ended September 29, 2000. Results of operations of A-Plus are included in the historical results of operations of C-MAC from its date of acquisition to September 30, 2000.

     The unaudited pro forma combined condensed financial statements have been prepared on the basis of assumptions described in the related notes and include assumptions relating to the allocation of consideration paid for the assets and liabilities of C-MAC based on preliminary estimates of their respective fair values. The purchase price reflected in the unaudited pro forma combined condensed financial statements is preliminary and is subject to adjustment as defined in the combination agreement. The final allocation of the consideration paid for C-MAC may differ from that reflected in the unaudited pro forma combined condensed financial statements upon completion of the arrangement when the final purchase price is known and the final valuation and purchase price allocation have been performed. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma combined condensed financial statements have been made on the proposed terms and structure of the arrangement with C-MAC.

         SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 (IN MILLIONS)

                                                                            PRO FORMA
                                                                           ADJUSTMENTS
                                             SOLECTRON         C-MAC       -----------
                                             HISTORICAL     HISTORICAL
                                               AS OF           AS OF
                                            MAY 31, 2001   JUNE 30, 2001                    COMBINED
                                            ------------   -------------                    ---------
ASSETS
Current assets:
  Cash and cash equivalents and short-term
     investments..........................   $ 2,175.9       $  183.4       $               $ 2,359.3
  Accounts receivable, net................     2,391.4          352.0            (8.1)(a)     2,735.3
  Inventories.............................     4,201.7          291.3             6.4(b)      4,499.4
  Prepaid expenses and other current
     assets...............................       312.7           36.5                           349.2
                                             ---------       --------                       ---------
          Total current assets............     9,081.7          863.2                         9,943.2
  Net property plant and equipment........     1,381.1          275.8                         1,656.9
  Goodwill, net...........................     1,985.2          719.1         1,111.0(c)      3,815.3
  Other assets............................       844.5           47.0                           891.5
                                             ---------       --------                       ---------
  Total assets............................   $13,292.5       $1,905.1                       $16,306.9
                                             =========       ========                       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.........................   $   337.6       $     --       $               $   337.6
  Accounts payable and accrued
     liabilities..........................     2,364.2          193.2            (8.1)(a)     2,573.3
                                                                                 16.0(c)
                                                                                  8.0(d)
  Other current liabilities...............       146.3           26.3                           172.6
                                             ---------       --------                       ---------
     Total current liabilities............     2,848.1          219.5                         3,083.5
  Long-term debt..........................     4,977.2          208.1                         5,185.3
  Other long-term liabilities.............        57.2           22.3                            79.5
                                             ---------       --------                       ---------
          Total liabilities...............     7,882.5          449.9                         8,348.3
  Commitments
Stockholders' equity:
  Common stock............................         0.7        1,242.3        (1,242.3)(e)         0.8
                                                                                  0.1(e)
  Additional paid-in capital..............     3,847.9             --         2,550.4(e)      6,398.3
  Retained earnings.......................     1,781.9          211.8          (211.8)(e)     1,781.9
  Accumulated other comprehensive
     income...............................      (220.5)           1.1            (1.1)(e)      (220.5)
  Deferred compensation...................          --             --            (1.9)(f)        (1.9)
                                             ---------       --------                       ---------
          Total stockholders' equity......     5,410.0        1,455.2                         7,958.6
                                             ---------       --------                       ---------
Total liabilities and stockholders'
  equity..................................   $13,292.5       $1,905.1                       $16,306.9
                                             =========       ========                       =========

                SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                              STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                                                               PRO FORMA ADJUSTMENTS
                                                                                         ---------------------------------
                                                                                         C-MAC        NEL
                                           SOLECTRON         C-MAC            NEL        ------      ------
                                           HISTORICAL      PRO FORMA      HISTORICAL
                                          NINE MONTHS     NINE MONTHS     FOUR MONTHS
                                             ENDED           ENDED           ENDED
                                          MAY 31, 2001   JUNE 30, 2001   DEC. 31, 2000                           COMBINED
                                          ------------   -------------   -------------                           ---------
Net sales...............................   $15,097.4       $1,558.5        $1,042.4      $(17.4)(a)  $           $17,680.9
Cost of Sales...........................    13,818.8        1,307.3         1,006.4      (17.4)(a)                16,115.1
                                           ---------       --------        --------                              ---------
Gross Profit............................     1,278.6          251.2            36.0                                1,565.8
Operating expenses:
  Selling, general and administrative...       580.8           84.1            94.0        0.5(f)      0.1(l)       757. 5
                                                                                                      (1.6)(i)
                                                                                                      (0.4)(j)
  Research and development..............        55.8           36.5             0.3                                   92.6
  Goodwill amortization expense.........        87.8           23.4            11.5      (23.4)(c)    49.8(h)        149.1
  Acquisition costs.....................        29.5             --              --                                   29.5
  Restructuring and impairment..........       310.3             --              --                                  310.3
                                           ---------       --------        --------                              ---------
      Operating income (loss)...........       214.4          107.2           (69.8)                                 226.8
Equity in income of equity affiliates...          --             --            (1.0)                                  (1.0)
Interest income.........................        95.9           16.0             1.2                                  113.1
Interest expense........................      (128.0)         (14.9)          (12.3)                 (11.4)(l)      (160.7)
                                                                                                       5.9(j)
Other income............................          --             --            (3.5)                                  (3.5)
                                           ---------       --------        --------                              ---------
Income (loss) before income taxes.......       182.3          108.3           (85.4)                                 174.7
Income tax expense......................        55.5           39.1             1.2        2.8(g)    (16.8)(m)        81.8
                                           ---------       --------        --------                              ---------
Income (loss) before minority
  interests.............................       126.8           69.2           (86.6)                                  92.9
Minority interests......................          --           (0.1)             --                                   (0.1)
                                           ---------       --------        --------                              ---------
Net income (loss).......................   $   126.8       $   69.1        $  (86.6)                             $    92.8
                                           =========       ========        ========                              =========
Basic net income per share..............   $    0.20                                                             $    0.12
                                           =========                                                             =========
Diluted net income per share............   $    0.19                                                             $    0.11
                                           =========                                                             =========
Shares used to compute net income per
  share:
  Basic.................................       636.9                                     151.5         8.9(k)        797.3
                                           =========                                     ======      ======      =========
  Diluted...............................       653.1                                     152.7         8.9(k)        814.7
                                           =========                                     ======      ======      =========

                SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                              STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                      SOLECTRON            C-MAC                NEL
                                     HISTORICAL          PRO FORMA          HISTORICAL
                                        YEAR           TWELVE MONTHS       TWELVE MONTHS            PRO FORMA ADJUSTMENTS
                                        ENDED              ENDED               ENDED        -------------------------------------
                                    AUG. 31, 2000    SEPTEMBER 30, 2000    JUNE 30, 2000    C-MAC        NEL            COMBINED
                                    -------------    ------------------    -------------    ------      ------          ---------
Net sales.........................    $14,137.5           $1,708.0           $2,121.3       $(7.6)(a)   $               $17,959.2
Cost of Sales.....................     12,862.2            1,408.4            1,998.3        (7.6)(a)                    16,261.3
                                      ---------           --------           --------                                   ---------
Gross Profit......................      1,275.3              299.6              123.0                                     1,697.9
Operating expenses:
  Selling, general and
    administrative................        472.4              102.8               48.5         0.6(f)       0.7(l)           618.9
                                                                                                          (4.8)(i)
                                                                                                          (1.3)(j)
  Research and development........         60.8               29.1               12.1                                       102.0
  Goodwill amortization...........                            27.1                2.3       (27.1)(c)    197.4(h)           199.7
  Acquisition and restructuring
    costs.........................         37.9                 --                 --                                        37.9
                                      ---------           --------           --------                                   ---------
        Operating income..........        704.2              140.6               60.1                                       739.4
Equity in income of equity
  affiliates......................           --                                   1.0                                         1.0
Interest income...................        106.9                9.9                4.0                                       120.8
Interest expense..................        (71.6)             (22.7)             (21.0)                   (49.9)(l)         (152.1)
                                                                                                          13.1(j)
Other income (expense)............           --                 --                0.1                                         0.1
                                      ---------           --------           --------                                   ---------
Income before income taxes........        739.5              127.8               44.2                                       709.2
Income tax expense................        238.8               50.6                3.5         3.3(g)     (61.4)(m)          234.8
                                      ---------           --------           --------                                   ---------
Income before minority interests
  and cumulative effect of change
  in accounting principle.........        500.7               77.2               40.7                                       474.4
Minority interests................           --               (0.5)              (1.8)                                       (2.3)
                                      ---------           --------           --------                                   ---------
Net income before cumulative
  effect of change in accounting
  principle.......................        500.7               76.7               38.9                                       472.1
Cumulative effect of change in
  accounting principle............         (3.5)                --                                                           (3.5)
                                      ---------           --------           --------                                   ---------
Net income........................    $   497.2           $   76.7           $   38.9                                   $   468.6
                                      =========           ========           ========                                   =========
Basic net income per share:
  Income before cumulative
    effect........................    $    0.84                                                                         $    0.60
  Cumulative effect...............        (0.01)                                                                               --
                                      ---------                                                                         ---------
  Net income......................    $    0.83                                                                         $    0.60
                                      =========                                                                         =========
Diluted net income per share:
  Income before cumulative
    effect........................    $    0.80                                                                         $    0.58
  Cumulative effect...............           --                                                                                --
                                      ---------                                                                         ---------
  Net income......................    $    0.80                                                                         $    0.58
                                      =========                                                                         =========
Shares used to compute net income
  per share:
  Basic...........................        599.4                                             151.5         35.0(k)           785.9
                                      =========                                             ======      ======          =========
  Diluted.........................        623.5                                             152.7         35.0(k)           811.2
                                      =========                                             ======      ======          =========

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS
                                 (IN MILLIONS)

NOTE 1 -- COMBINATION WITH C-MAC

     The pro forma information related to the proposed combination with C-MAC has been prepared in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, both which will be effective for Solectron prior to the expected consummation date of this transaction.

     The C-MAC acquisition will be accounted for as a purchase. According to the purchase method, the market value of Solectron common stock to be issued, the fair value of Solectron options to be issued and the amount of direct acquisition costs incurred will be recorded as the cost of acquiring C-MAC, or the purchase price. That purchase price will be allocated to individual assets acquired and liabilities assumed based on their respective fair values. The excess of the purchase price over the fair value of the net assets will be allocated to goodwill. Pursuant to SFAS No. 142, goodwill will not be amortized and will be reviewed periodically for impairment.

     The following table represents the estimated purchase price and the preliminary purchase price allocation. The final purchase price allocation will depend upon the actual purchase price and final valuation of the assets acquired and the liabilities assumed upon closing of the transaction. Consequently, the actual allocation of the purchase price could differ from that presented below.

CALCULATION OF PURCHASE PRICE:
  Value of securities issued:
     Common shares..........................................  $2,489.4
     Stock options..........................................      61.1
  Acquisition costs.........................................      16.0
                                                              --------
          Total purchase price..............................  $2,566.5
                                                              ========

ALLOCATION OF PURCHASE PRICE:
  Assets:
     Carrying value of C-MAC's historical assets (including
      existing goodwill)....................................  $1,905.1
     Inventory fair value in excess of historical carrying
      value.................................................       6.4
     Goodwill write-up......................................   1,111.0
  Liabilities:
     Carrying value of C-MAC's historical liabilities.......    (449.9)
     Additional employee compensation liability.............      (8.0)
  Stockholders' Equity:
     Deferred stock-based compensation......................       1.9
                                                              --------
          Total purchase price..............................  $2,566.5
                                                              ========

     The calculation of the purchase price assumes that Solectron will issue approximately 151.5 million shares of its common stock, valued at $16.44 per share (the average closing market price per share during the four trading days ended August 10, 2001) and approximately 5.4 million options to acquire shares of Solectron common stock will be issued in exchange for all outstanding C-MAC stock options. C-MAC common shares and options outstanding as of June 30, 2001 were used for purposes of the pro forma purchase price calculation.

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

     The following adjustments have been reflected in the C-MAC column of the Solectron unaudited pro forma combined condensed consolidated balance sheet and income statements:

     (a) Represents the elimination of sales, cost of sales, accounts payable and accounts receivable related to sales between Solectron and C-MAC.

     (b) Represents the fair value of inventory in excess of the historical book value of such inventory.

     (c) Represents the allocation of the excess of total consideration over the net assets acquired to goodwill, the elimination of C-MAC historical amortization recorded, and the accrual of Solectron's direct acquisition costs.

     (d) Represents the increase recorded to employee compensation liabilities for the fair value in excess of the historical book value of such liabilities due to change in control provisions.

     (e) Represents the elimination of C-MAC's historical equity and the issuance of Solectron common stock.

     (f) Represents deferred stock-based compensation related to the intrinsic value attributed to unvested C-MAC stock options exchanged for Solectron options and related amortization.

     (g) Represents the income tax effects of the pro forma adjustments related to the C-MAC acquisition.

NOTE 2 -- NEL ACQUISITION

     Solectron acquired NEL in January 2001 for $2.3 billion in cash. The purchase price was allocated to the assets acquired and the liabilities assumed based on their relative fair value. The purchase price in excess of the net assets acquired was allocated to goodwill.

     The allocation of the purchase price to the net assets acquired is presented below.

Total purchase price paid in cash...........................  $2,322.4
Acquisition costs...........................................       9.9
                                                              --------
          Total purchase price..............................  $2,332.3
                                                              ========

ALLOCATION OF THE PURCHASE PRICE:

Assets:
  Carrying value of NEL's historical assets.................  $1,317.9
  Inventory write-down......................................      (2.9)
  Investment in equity affiliates write-up..................      12.7
  Property and equipment....................................     (47.9)
  Goodwill write-up.........................................   1,831.3
  Other assets write-up.....................................      28.2
Liabilities and Stockholders' Equity:
  Carrying value of NEL's historical liabilities............    (807.0)
                                                              --------
          Total purchase price..............................  $2,332.3
                                                              ========

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

     The following adjustments have been reflected in the NEL column of the Solectron unaudited pro forma combined condensed income statements:

      (h) Represents an adjustment to remove the amortization of historical goodwill and other intangible assets previously recorded by NEL and to record the amortization of goodwill and intangible assets resulting from the allocation of the purchase price. The pro forma adjustments assume goodwill and identifiable intangibles are amortized on a straight-line basis over the following estimated lives:

Goodwill.................................................  10.0 years
Intangible assets........................................   3.0 years

      (i) Represents an adjustment to depreciation expense resulting from the step-down in the value of the property and equipment acquired.

      (j) Represents the elimination of NEL's interest expense and amortization of capitalized debt issuance costs resulting from the purchase of its convertible bonds by Solectron as a part of the acquisition.

      (k) To reflect the increase in the weighted average shares due to the issuance of additional shares of Solectron's common stock during November 2000 as a result of the acquisition.

      (l) Represents a net increase in interest expense and amortization of capitalized debt issuance costs resulting from the Liquid Yield Option Notes (LYONs) issued by Solectron in November 2000 to fund the acquisition.

     (m) Represents the tax effects of the pro forma adjustments.

     The pro forma income statement for the year ended August 31, 2000 includes the NEL results of operations for the year ended June 30, 2000. The pro forma income statement for the nine-month period ended May 31, 2001 includes the NEL results for that period. The two-month period ended August 31, 2000, not included above, is summarized as follows:

Sales...............................................  $479.1
Expenses and minority interest......................   479.0
                                                      ------
Net.................................................  $   .1
                                                      ======

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

NOTE 3 -- C-MAC PRO FORMA NINE MONTHS ENDED JUNE 30, 2001

     The following table presents the C-MAC unaudited historical consolidated statement of earnings in U.S. GAAP and U.S. dollars for the nine month period ended June 30, 2001, and its acquired subsidiaries. Pro Forma adjustments include amortization of goodwill of $2.2 million, its related tax benefit of $0.7 million, and the recording of an additional tax provision for Kavlico of $0.7 million.

                                               C-MAC                                                     C-MAC
                                            HISTORICAL      KAVLICO          DY 4                      PROFORMA
                                            NINE MONTHS     51 DAYS        55 DAYS                    NINE MONTHS
                                               ENDED         ENDED          ENDED                        ENDED
                                             JUNE 30,     NOVEMBER 20,   NOVEMBER 24,                  JUNE 30,
                                               2001           2000           2000       ADJUSTMENTS      2001
                                            -----------   ------------   ------------   -----------   -----------
Net sales.................................   $1,532.7        $22.6          $ 3.2          $  --       $1,558.5
Cost of sales.............................    1,286.4         18.4            2.5             --        1,307.3
                                             --------        -----          -----          -----       --------
Gross Profit..............................      246.3          4.2            0.7             --          251.2
Operating expenses:
  Selling, general and administrative.....       79.2          2.3            2.7             --           84.2
  Research and development................       35.5          0.2            0.8             --           36.5
  Goodwill amortization expense...........       21.2           --             --            2.2           23.4
                                             --------        -----          -----          -----       --------
Operating income..........................      110.4          1.7           (2.8)          (2.2)         107.1
  Interest income.........................       15.7          0.1            0.2             --           16.0
  Interest expense........................      (14.7)        (0.1)          (0.1)            --          (14.9)
                                             --------        -----          -----          -----       --------
Income before income taxes................      111.4          1.7           (2.7)          (2.2)         108.2
Income taxes..............................       39.1           --             --             --           39.1
                                             --------        -----          -----          -----       --------
Net income................................   $   72.3        $ 1.7          $(2.7)         $(2.2)      $   69.1
                                             ========        =====          =====          =====       ========

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

NOTE 4 -- C-MAC PRO FORMA TWELVE MONTHS ENDED SEPTEMBER 30, 2000

     The following table presents the C-MAC unaudited historical consolidated statement of earnings in U.S. GAAP and U.S. dollars for the twelve month period ended September 30, 2000, and its acquired subsidiaries. Pro Forma adjustments include amortization of goodwill of $18.4 million, its related tax benefit of $4.9 million, and the recording of an additional tax provision for Kavlico of $8.6 million.

                                C-MAC                                                                      C-MAC
                             HISTORICAL        KAVLICO          DY 4          A-PLUS                     PROFORMA
                            TWELVE MONTHS   TWELVE MONTHS   TWELVE MONTHS   SIX MONTHS                 TWELVE MONTHS
                                ENDED           ENDED           ENDED         ENDED                        ENDED
                            SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 29,   MARCH 27,                  SEPTEMBER 30,
                                2000            2000            2000           2000      ADJUSTMENTS       2000
                            -------------   -------------   -------------   ----------   -----------   -------------
Net sales.................    $1,418.5         $162.8           $58.7         $68.0        $   --        $1,708.0
Cost of sales.............     1,199.8          124.6            29.8          54.2            --         1,408.4
                              --------         ------           -----         -----        ------        --------
Gross Profit..............       218.7           38.2            28.9          13.8            --           299.6
Operating expenses:
  Selling, general and
    administrative........        70.7           14.6            13.2           4.8            --           103.3
  Research and
    development...........        20.4            1.9             6.8            --            --            29.1
  Goodwill amortization
    expense...............         8.7             --              --            --          18.4            27.1
                              --------         ------           -----         -----        ------        --------
Operating income..........       118.9           21.7             8.9           9.0         (18.4)          140.1
Interest income...........         8.6            0.3             1.0            --            --             9.9
Interest expense..........       (21.0)          (1.2)           (0.1)         (0.4)           --           (22.7)
                              --------         ------           -----         -----        ------        --------
Income before income
  taxes...................       106.5           20.8             9.8           8.6         (18.4)          127.3
Income taxes..............        41.3             --             2.7           2.9           3.7            50.6
                              --------         ------           -----         -----        ------        --------
Net income................    $   65.2         $ 20.8           $ 7.1         $ 5.7        $(22.1)       $   76.7
                              ========         ======           =====         =====        ======        ========

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

NOTE 5 -- DIFFERENCES BETWEEN U.S. GAAP AND CANADIAN GAAP

     Solectron's pro forma combined condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following include the effect of material measurement differences to net income (loss) and shareholders' equity to present the unaudited pro forma combined condensed financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") as of May 31, 2001, and for the year ended August 31, 2000, and the nine-months ended May 31, 2001.

                                                              NINE MONTHS ENDED      YEAR ENDED
                                                                MAY 31, 2001       AUGUST 31, 2000
                                                              -----------------    ---------------
Net income adjustments:
  Pro forma net income under U.S. GAAP......................      $    92.8          $    468.6
  Increases (decreases):
     Income statement impact of purchase accounting(a):
       Force................................................          (19.2)              (25.6)
       SMART................................................         (146.2)             (160.4)
       Americom.............................................           (5.5)                0.9
       Bluegum..............................................           (6.9)                6.4
     Start-up costs(b)......................................             --                 5.1
     Convertible debentures(c)..............................            2.2                 2.0
     Unrealized gains/losses on short-term investments(d)...            4.3                (2.6)
     Derivative financial instruments(e)....................           (4.1)                0.2
     Foreign currency exchange(f)...........................            0.7                 0.6
     Income taxes(h)........................................           (1.4)               (5.9)
                                                                  ---------          ----------
                                                                     (176.1)             (179.3)
                                                                  =========          ==========
  Pro forma net income (loss) under Canadian GAAP...........      $   (83.3)         $    289.3
                                                                  =========          ==========
  Pro forma basic net income (loss) per share(i)............      $   (0.10)         $     0.37
                                                                  =========          ==========
  Pro forma diluted net income (loss) per share(i)..........      $   (0.10)         $     0.36
                                                                  =========          ==========

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

                                                                                            NINE MONTHS ENDED
                                                                                              MAY 31, 2001
                                                                                            -----------------
Shareholders' equity adjustments:
  Shareholders' equity under U.S. GAAP....................................................      $ 7,958.6
  Increases (decreases):
     Conversion from Pooling of Interests to Purchase Accounting(a):
       Conversion to purchase accounting upon acquisition.................................        2,361.5
       Income statement impact of purchase accounting:
          Force...........................................................................         (114.1)
          SMART...........................................................................         (288.7)
          Americom........................................................................           (4.4)
          Bluegum.........................................................................           (7.7)
     Start-up costs(b)....................................................................             --
     Convertible debentures(c)............................................................            0.1
     Equity portion of convertible debentures(c)..........................................        2,836.6
     Unrealized gains/losses on short-term investments(d).................................           (0.5)
     Derivative financial instruments(e)..................................................           (3.9)
     Foreign currency exchange(f).........................................................            1.4
     C-MAC purchase accounting(g).........................................................         (714.8)
     Income taxes(h)......................................................................           (2.0)
                                                                                                  4,063.5
                                                                                                ---------
  Shareholders' equity under Canadian GAAP................................................      $12,022.1
                                                                                                =========

  (a) Conversion from Pooling-of-Interests to Purchase Accounting

     Business combinations were accounted for using the pooling-of-interests or the purchase methods through June 30, 2001 under U.S. GAAP. Solectron accounted for its acquisitions of Force Computers, Inc. (Force), SMART Modular Technologies, Inc. (SMART), AMERICOM Wireless Services (Americom), and Bluegum Group (Bluegum) using the pooling-of-interests method. Accordingly, Solectron's financial statements have been retroactively restated to include the financial results of SMART, Americom and Bluegum for all periods presented.

     Under Canadian GAAP through June 30, 2001, the pooling-of-interests method was permitted in limited circumstances, where neither party could be identified as the acquirer. As such, the acquisitions of Force, SMART, Americom and Bluegum are accounted for using the purchase method of accounting under Canadian GAAP.

     This adjustment records the acquisitions of Force, SMART, Americom and Bluegum using the purchase method of accounting. It reverses the impact of retroactive restatement and amortizes goodwill on a straight-line basis over 10 years.

     Details of the acquisitions using the purchase method are as follows:

     In November 1996, Solectron issued approximately 24.8 million shares of common stock, valued at approximately $181.5 million, for all of the outstanding stock of Force. Solectron also assumed all of Force's outstanding options valued at approximately $96.9 million on the acquisition date using the Black-Scholes option pricing model. Solectron also incurred direct transaction costs of approximately $1 million resulting in total purchase consideration of approximately $279.4 million. Solectron acquired assets of

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

approximately $58.2 million, assumed liabilities of approximately $34.3 million and recorded goodwill of approximately $255.5 million. Force is a designer and provider of computer platforms for the embedded market.

     In November 1999, Solectron issued approximately 47.6 million shares of common stock, valued at approximately $2.1 billion, for all the outstanding stock of SMART. Solectron also assumed all of SMART's outstanding options valued at approximately $208.6 million on the acquisition date using the Black-Scholes option pricing model. Solectron also incurred direct transaction costs of approximately $3.7 million resulting in total purchase consideration of approximately $2.3 billion and in goodwill of $1.95 billion. Assets acquired and liabilities assumed in the acquisition were:

                                                              (IN MILLIONS)
                                                              -------------
Assets acquired:
  Cash, cash equivalents and short-term investments.........      $167
  Accounts receivable.......................................       139
  Inventories...............................................       123
  Deferred income taxes.....................................         6
  Other current assets......................................        10
  Property and equipment....................................        51
  Other.....................................................        16
                                                                  ----
     Total assets acquired..................................      $512
                                                                  ====
Liabilities assumed:
  Accounts payable..........................................      $134
  Accrued employee compensation.............................         5
  Accrued bonuses...........................................         3
  Accrued expenses..........................................         7
  Income taxes..............................................        10
  Other long-term liabilities...............................         3
                                                                  ----
     Total liabilities assumed..............................      $162
                                                                  ====

---------------
SMART is a designer and manufacturer of memory modules and memory cards, embedded computers and I/O products.

     In April 2000, Solectron issued approximately 1.8 million shares of common stock, valued at approximately $71.4 million, for all the outstanding stock of Americom. Solectron also incurred direct transaction costs of approximately $3.5 million resulting in total purchase consideration of approximately $74.9 million. Solectron acquired assets of approximately $25.4 million, assumed liabilities of approximately $24.2 million and recorded goodwill of approximately $73.7 million. Americom specializes in wireless handset repair, refurbishment and outsourced technical customer support services.

     In July 2000, Solectron issued approximately 2.3 million shares of common stock, valued at approximately $106.8 million, for all outstanding stock of Bluegum. Solectron also incurred direct transaction costs of approximately $.7 million resulting in total purchase consideration of approximately $107.5 million. Solectron acquired assets of approximately $74.6 million, assumed liabilities of approximately $58.8 million and recorded goodwill of approximately $91.7 million. Bluegum is an electronics contract manufacturer.

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

  (b) Start-up costs

     In fiscal year 2000, Solectron adopted the American Institute of Certified Public Accountants' Statement of Position No. 98-5, Reporting on Costs of Start-up Activities (SOP 98-5). This statement requires that costs of start-up activities and organizational costs be expensed as incurred. Solectron reported a cumulative effect of change in accounting principle of $3.5 million, net of tax.

     Canadian GAAP permits but does not require start-up costs to be capitalized and amortized over their expected useful lives. Consequently, this adjustment reflects the adoption of SOP 98-5 as a change in accounting policy and retroactively restates all periods presented in accordance with Canadian GAAP.

  (c) Convertible debentures

     Convertible debentures are presented as long-term debt under U.S. GAAP. Under Canadian GAAP, the issuer recognizes and presents the embedded equity instrument (the exchange option) separately from the liability on its balance sheet. This adjustment recognizes the equity component of Solectron's convertible debentures and related interest expense impact. The equity component of Solectron's convertible debentures consists of $22.1 million related to the $230 million notes issued in February 1996, $316.9 million related to the zero coupon notes issued in January 1999, $1,520 million related to the zero coupon notes issued in May 2000, and $994.6 million related to the zero coupon notes issued in November 2000. During February and March 1999, all of the $230 million notes issued in February 1996, with a carrying value of $17.1 million were converted into common stock.

  (d) Unrealized gains/losses on short-term investments

     Unrealized gains and losses on short-term investments are recorded in other comprehensive income under U.S. GAAP. Under Canadian GAAP, temporary losses on short-term investments, on an individual security or aggregate portfolio basis, should be recognized in net income. Subsequent recoveries in value are recognized only when realized. This adjustment recognizes temporary losses on an aggregate portfolio basis in net income.

  (e) Derivative financial instruments

     Under U.S. GAAP, until August 31, 2000, derivative financial instruments used to hedge the risks associated with future cash flows in foreign currency that were not subject to firm commitments were required to be marked to market and included in the determination of net earnings for the current period. After September 1, 2000, the Company has not designated or documented such derivative financial instruments as hedges and therefore they are required to be recognized at fair value. Under Canadian GAAP, these derivative financial instruments are considered as hedges for the future cash flows and are off balance sheet until maturity. As a result, under Canadian GAAP, the Company recorded a charge or gain to reflect this off balance sheet treatment.

  (f) Foreign currency exchange

     U.S. GAAP requires immediate recognition in income of unrealized currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining life of the related long-term monetary item (debt).

           NOTES TO SOLECTRON UNAUDITED PRO FORMA COMBINED CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

  (g) C-MAC purchase accounting

     Marketable equity securities issued to effect a purchase business combination are measured using the market price of the securities over a reasonable period of time before and after terms of the proposed transaction are agreed to and announced under U.S. GAAP. Under Canadian GAAP, equity securities issued to effect a purchase business combination are measured using the market price of the securities for a reasonable period before and after the acquisition date. This adjustment reflects the change in purchase price due to different measurement dates under U.S. GAAP and Canadian GAAP.

  (h) Income taxes

     For purposes of reconciliation to Canadian GAAP, Solectron has adopted the standards set out in Section 3465 of the CICA Handbook in accounting for income taxes. There are no significant differences from U.S. GAAP, as set forth under SFAS No. 109, Accounting for Income Taxes.

     This adjustment includes the income tax effect of adjustments (a), (b),
(c), (d), (e) and (f).

  (i) Earnings per share

     For purposes of reconciliation to Canadian GAAP, Solectron has adopted the standards set out in Section 3500 of the CICA Handbook in accounting for earnings per share. There are no significant differences from U.S. GAAP, as set forth under SFAS No. 128, Earnings Per Share.

                                                                         Item 2

     YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING C-MAC MANAGEMENT INFORMATION CIRCULAR AND SOLECTRON PROXY STATEMENT/PROSPECTUS, INCLUDING THE SUPPLEMENT AND THE ANNEXES ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.


                             C-MAC INDUSTRIES INC.
                    LETTER OF TRANSMITTAL AND ELECTION FORM
                 FOR REGISTERED HOLDERS OF C-MAC COMMON SHARES


     C-MAC Shareholders whose C-MAC Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those C-MAC Common Shares as contemplated by this Letter of Transmittal and Election Form.

     This Letter of Transmittal and Election Form is for use by registered holders ("C-MAC Shareholders") of common shares ("C-MAC Common Shares") of C-MAC Industries Inc. ("C-MAC") in connection with the proposed combination of C-MAC and Solectron Corporation ("Solectron") by way of an arrangement (the "Arrangement") involving, among others, C-MAC and the C-MAC Shareholders, that is being submitted for approval at the special meeting of the holders of C-MAC securities ("C-MAC Securityholders") to be held on November 28, 2001 (the "C-MAC Meeting"). C-MAC Shareholders are referred to the C-MAC Management Information Circular and Solectron Proxy Statement/Prospectus, dated October 20, 2001 (the "Circular"), including the Supplement and the Annexes which form part of and are incorporated into the Circular, that accompanies this Letter of Transmittal and Election Form. Terms used but not defined in this Letter of Transmittal and Election Form that are used in the Circular have the respective meanings set out in the Circular, including the Supplement and the Annexes attached thereto.

     In order to receive exchangeable shares of Exchangeco ("Exchangeable Shares"), each Canadian resident C-MAC Shareholder must elect to receive Exchangeable Shares by submitting this Letter of Transmittal and Election Form, properly completed and duly executed and ensuring it is received, together with all other required documents, by General Trust of Canada at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form before 4:00 p.m. (Montreal time) on November 26, 2001 (the "Election Deadline"), being the day two business days before the date of the C-MAC Meeting. If the C-MAC Meeting is adjourned to a later date, the Election Deadline will be extended accordingly. C-MAC Shareholders receiving only shares of Solectron common stock ("Solectron Common Shares") are not required to submit this Letter of Transmittal and Election Form or any related documents before the Election Deadline; however, they should do so promptly after the Effective Date of the Arrangement.

     In order for C-MAC Shareholders to obtain certificates evidencing the Exchangeable Shares and/or Solectron Common Shares to which they are entitled, C-MAC Shareholders are required to deposit the C-MAC Common Share certificates representing the C-MAC Common Shares held by them with General Trust of Canada.

     The Effective Date of the Arrangement is anticipated to be as soon as practicable after the date that the C-MAC Securityholders approve the Arrangement, the holders of Solectron Common Shares approve the issuance of Solectron Common Shares as part of the Arrangement, all required court and regulatory approvals have been received and all other conditions to the transaction have been satisfied or waived.

     On the Effective Date, the C-MAC Shareholders (other than C-MAC Shareholders who properly exercise their dissent rights as described in the Circular and are ultimately entitled to be paid the fair value of their C-MAC Common Shares, Solectron and its affiliates, and C-MAC Shareholders who participate in the Arrangement under the holding company alternative described in the Circular) will receive in exchange for their C-MAC Common Shares, at the election of the C-MAC Shareholders:

     (a) 1.755 Solectron Common Shares for each C-MAC Common Share;

     (b) 1.755 Exchangeable Shares and certain ancillary rights for each C-MAC Common Share; or

     (c) a combination of the above;

provided that only C-MAC Shareholders who either:

     o hold C-MAC Common Shares as the beneficial owners thereof and are residents of Canada for the purposes of the Income Tax Act (Canada); or

     o hold C-MAC Common Shares on behalf of a beneficial owner who is a resident of Canada for the purposes of the Income Tax Act (Canada),

and who (in either case) have properly completed, duly executed and delivered this Letter of Transmittal and Election Form and all other required documents before the Election Deadline will be entitled to receive Exchangeable Shares.

The Exchangeable Shares will, in accordance with their terms, be exchangeable at any time at the option of the holder for Solectron Common Shares on a one-for-one basis. See "Description of Exchangeable Shares" in the Circular.

     Any C-MAC Shareholder who does not properly exercise its dissent rights in accordance with the procedures described in the Circular under the heading "Dissenting Shareholder Rights" or does not properly elect to receive Exchangeable Shares before the Election Deadline will only be entitled to receive Solectron Common Shares. For C-MAC Shareholders who are residents of Canada the tax consequences may differ significantly depending on whether Solectron Common Shares or Exchangeable Shares (and ancillary rights) are received on the Arrangement. If you are a C-MAC Shareholder who is a resident of Canada you should carefully consider the tax consequences to you in determining whether to elect to receive Solectron Common Shares and/or Exchangeable Shares (and ancillary rights).

     Fractional Exchangeable Shares and fractional Solectron Common Shares will not be issued. In lieu of any such fractional securities, each registered C-MAC Shareholder otherwise entitled to a fractional interest will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received upon the sale of whole securities representing an accumulation of all fractional interests in Exchangeable Shares or Solectron Common Shares (respectively) to which all such persons would otherwise be entitled. Cash in respect of fractional interests in Exchangeable Shares and Solectron Common Shares shall be paid in Canadian currency and U.S. currency respectively.

     C-MAC Shareholders who hold C-MAC Common Shares indirectly through a holding company have the option of having Exchangeco acquire the shares of such holding company instead of the C-MAC Common Shares owned by such holding company. Under this "holding company alternative" and pursuant to the terms of the Arrangement, all the shares of the holding company held by the C-MAC Shareholder will be transferred to Exchangeco in exchange for a number of Solectron Common Shares or Exchangeable Shares (or a combination thereof) at the election of the C-MAC Shareholder, equal to the number of C-MAC Common Shares held by the holding company multiplied by 1.755.

     The holding company alternative may require a C-MAC Shareholder to implement a complex corporate structure through which to hold C-MAC Common Shares. The holding company alternative will have income tax consequences to a particular C-MAC Shareholder which are not described herein or in the Circular. C-MAC Shareholders wishing to avail themselves of the holding company alternative should consult their own tax and legal advisors.

     This Letter of Transmittal and Election Form may not be used by C-MAC Shareholders who wish to participate in the Arrangement through the holding company alternative. A C-MAC Shareholder who wishes to avail itself of the holding company alternative must advise C-MAC in writing c/o General Trust of Canada at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form, at or prior to 4:00 p.m. (Montreal time) not later than November 9, 2001 and satisfy the terms and conditions applicable to the holding company alternative set out in the Circular.

     Please read carefully the Circular, including the Supplement and the Annexes thereto, and the Instructions set out below before completing this Letter of Transmittal and Election Form.

TO:       C-MAC Industries Inc.
AND TO:   Solectron Corporation and Solectron Global Services Canada Inc.
AND TO: General Trust of Canada, at its addresses set out on the last page of this Letter of Transmittal and Election Form.

     The undersigned hereby delivers to you or agrees to deliver to you as soon as practicable after the Effective Date the certificate(s) for C-MAC Common Shares, details of which are as follows:

--------------------------------------------------------------------------------------
Name(s) and Address(es) of
  Registered Holder(s)         Certificate Number(s)    Number of C-MAC Common Shares
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

Figure 1: Description of C-MAC Common Shares Transmitted.
Note: If space is insufficient, please attach a separate schedule to this Letter of Transmittal and Election Form as outlined in Instruction 7(a).

              PART I -- FOR CANADIAN RESIDENT C-MAC SHAREHOLDERS

     Canadian Resident C-MAC Shareholders electing to receive Exchangeable Shares whose C-MAC Common Share certificate(s) are not immediately available or who cannot cause their share certificate(s) and all other required documents to be delivered to General Trust of Canada at or prior to 4:00 p.m. (Montreal time) on November 26, 2001 may deliver their C-MAC Common Shares according to the guaranteed delivery procedures set forth in Instruction 2 and fill out the information in the box below.

--------------------------------------------------------------------------------
[ ] Check here if C-MAC Common Shares are being deposited pursuant to a Notice of Guaranteed Delivery previously or concurrently sent to General Trust of Canada and complete the following:

     Name of Registered Holder:_________________________________________________

     Date of Execution of Notice of Guaranteed Delivery:________________________

     Name of Institution which guaranteed delivery:_____________________________

--------------------------------------------------------------------------------
Figure 2: Election to rely on Guaranteed Delivery

=-------------------------------------------------------------------------------

               ELECTION FOR CANADIAN RESIDENT C-MAC SHAREHOLDERS

Under the Arrangement, the undersigned hereby elects to receive the following for the C-MAC Common Shares represented by the above certificate(s):

     CHECK THE APPROPRIATE BOX BELOW. IF YOU WISH TO DIVIDE THE NUMBER OF C-MAC COMMON SHARES ABOVE AMONG MORE THAN ONE CHOICE, CHECK BOTH BOXES AND DIVIDE THE NUMBER OF C-MAC COMMON SHARES REFERRED TO AMONG THE CHOICES.

     (i) [ ] the undersigned elects to receive Solectron Common Shares with respect to of its C-MAC Common Shares;

     AND/OR

    (ii) [ ] the undersigned, being either (1) a resident of Canada for the purposes of the Income Tax Act (Canada) holding the number of C-MAC Common Shares described in this paragraph as the beneficial owner thereof, or (2) a person holding such C-MAC Common Shares on behalf of a beneficial owner thereof who is a resident of Canada for the purposes of the Income Tax Act (Canada) (in either case, a "Canadian Resident"), elects to receive Exchangeable Shares (and certain ancillary rights) with respect to of its C-MAC Common Shares.

     The total of the numbers filled in above must equal the number of C-MAC Common Shares represented by the share certificate(s) listed in Figure 1:
Description of C-MAC Common Shares Transmitted. If such total does not equal the number of C-MAC Common Shares represented by the certificates listed in the box above, the election is not properly made and the undersigned will be deemed to have elected to have all C-MAC Common Shares exchanged for Solectron Common Shares.

     Pursuant to the Arrangement, where a beneficial owner of C-MAC Common Shares receives a combination of Solectron Common Shares and Exchangeable Shares (and certain ancillary rights) in respect of such C-MAC Common Shares, a pro rata portion of the total number of Solectron Common Shares and the total number of Exchangeable Shares (and ancillary rights) so received by such beneficial owner will be allocated to each C-MAC Common Share beneficially owned by that person so that such beneficial owner will receive for each C-MAC Common Share the same combination of Solectron Common Shares and Exchangeable Shares (and ancillary rights) as is received for every other C-MAC Common Share of that beneficial owner.

--------------------------------------------------------------------------------
Figure 3: Canadian Resident C-MAC Shareholder Election Form

     If an election is not made, or is not properly made, the undersigned will be deemed to have elected to have all deposited C-MAC Common Shares exchanged for Solectron Common Shares.

     To validly make an election, this Letter of Transmittal and Election Form and the required documentation must be received by General Trust of Canada at one of the addresses specified on the last page of this Letter of Transmittal and Election Form before the Election Deadline. If General Trust of Canada does not receive this Letter of Transmittal and Election Form and such documentation at one of the addresses specified on the last page of this Letter of Transmittal and Election Form before the Election Deadline, you will receive Solectron Common Shares for your C-MAC Common Shares.

     C-MAC Shareholders whose C-MAC Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those C-MAC Common Shares.

     The undersigned C-MAC Shareholder acknowledges that the intention of Exchangeco in creating the Exchangeable Shares is to have the economic and voting attributes associated with the Exchangeable Shares be substantially economically equivalent to those of Solectron Common Shares. Solectron will covenant in the voting and exchange trust agreement to provide financial and other information regarding Solectron to holders of Exchangeable Shares. By electing to receive Exchangeable Shares as indicated above, the undersigned acknowledges Solectron's covenant in that regard and informs Exchangeco that the undersigned does not wish to receive the documents referred to in Section 155 of the Canada Business Corporations Act relating to Exchangeco. See "Description of Exchangeable Shares" in the Circular.

--------------------------------------------------------------------------------

              IF YOU ARE ELIGIBLE TO AND HAVE ELECTED TO RECEIVE
             EXCHANGEABLE SHARES, AND IF YOU ARE ELIGIBLE FOR AND
                 DESIRE A POTENTIAL DEFERRAL OF CANADIAN TAX,
                      PLEASE MAKE THE FOLLOWING ELECTION

     By checking the box below, the undersigned: (i) requests that a tax election filing package be forwarded to the C-MAC Shareholder at the address specified herein; (ii) represents that the undersigned is an Eligible Holder (as defined below); (iii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate tax election(s) that will be included in the tax election filing package and send such documents to KPMG LLP at 2000 McGill College Avenue, Suite 1900, Montreal, Quebec, H3A 3H8 Attention:
Natalie Joron so that they are received by KPMG LLP no later than 90 days after the Effective Date; and (iv) acknowledges that a Canadian tax deferral is only available (if at all) to the extent that the undersigned receives Exchangeable Shares as partial or total consideration in respect of the C-MAC Common Shares deposited therewith and completes and duly files a valid tax election with the appropriate taxing authority. See "Tax Considerations for C-MAC Shareholders" in the Circular.

     An "Eligible Holder" is a C-MAC Shareholder who is a Canadian Resident (as defined on page 4) and who is not exempt from tax under Part I of the Income Tax Act (Canada). See "Tax Considerations for C-MAC Shareholders" in the Circular.

[ ] Please check if you want a tax election filing package.

     Eligible Holders who are eligible for and are requesting a tax election filing package should check the appropriate boxes below:

                                                                    Yes   No
                                                                    ---   ---
The undersigned is a partnership................................... [ ]   [ ]
The undersigned intends to file a corresponding tax election
  in Quebec........................................................ [ ]   [ ]
-------------------------------------------------------------------------------
Figure 4: Tax Election Package Request Form

                     PART II -- FOR ALL C-MAC SHAREHOLDERS

     It is understood that upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, (ii) the C-MAC Common Share certificate(s), and
(iii) any other required documentation, and following the Effective Date of the Arrangement, Exchangeco, Solectron or their agent will send to the undersigned certificate(s) for Exchangeable Shares and/or Solectron Common Shares to which the undersigned is entitled under the Arrangement. The share certificate(s) will be in the name of the C-MAC Shareholder set forth below.

     The undersigned C-MAC Shareholder covenants, represents and warrants that
(i) the undersigned is the owner of the C-MAC Common Shares being deposited,
(ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form, and all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate, and (iv) the undersigned will not transfer or permit to be transferred any of such deposited C-MAC Common Shares.

     The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement.

     The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the C-MAC Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the C-MAC Common Shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited C-MAC Common Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

     The undersigned instructs Exchangeco, Solectron and General Trust of Canada to mail the certificate(s) representing Exchangeable Shares and/or Solectron Common Shares promptly after the Effective Date, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up, in accordance with the instructions given below. If the Arrangement is not completed, the deposited C-MAC Common Shares and all other ancillary documents will be returned to the undersigned in accordance with the instructions given below. The undersigned recognizes that C-MAC has no obligation pursuant to the instructions given below to transfer any C-MAC Common Shares from the name of the registered holder thereof if the Arrangement is not completed.

     By reason of the use by the undersigned of an English language form of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise des pr esentes lettre d'envoi et formule de choix par le soussign e, ce dernier est r eput e avoir demand e que tout contrat attest e par l'arrangement, qui est accept e au moyen des pr esentes lettre d'envoi et formule de choix, de m eme que tous les documents qui s'y rapportent, soient r edig es exclusivement en anglais.

Please review carefully the instructions below in completing the following information:

-------------------------------------------------   --------------------------------------------------
A. Registration and Payment Instructions            B. Delivery Instructions

Issue and send certificates and cheque(s) (if       To be completed ONLY if the certificate(s) and
any) in the name as indicated below and enter the   the cheque (if any) are to be sent to someone
shares as indicated below in the share register.    other than registered holder or to an address
                                                    other than the address of the registered holder.
-------------------------------------------------
               (Name) (please print)                [ ] Mail to the same address as Box A OR

-------------------------------------------------   [ ] Mail to the name and address below:
                 (Street Address)
                                                    --------------------------------------------------
-------------------------------------------------                 (Name) (please print)

-------------------------------------------------   --------------------------------------------------
 (City) Province or State) (Postal or Zip Code)                       (Street Address)

-------------------------------------------------   --------------------------------------------------
                    (Country)                       --------------------------------------------------
                                                      (City) Province or State) (Postal or Zip Code)
-------------------------------------------------
         (Telephone -- Business Hours)              --------------------------------------------------
                                                                       (Country)
-------------------------------------------------
                                                    --------------------------------------------------
                                                               (Telephone -- Business Hours)

-------------------------------------------------   --------------------------------------------------

C. Pick Up Instructions
Hold certificate(s) and cheque(s) (if any) for      DATED:_____________________________________ , 2001
pick-up at General Trust of Canada at the
following office the address of which is shown on   --------------------------------------------------
the last page of this Letter of Transmittal and     (Signature of holder or authorized representative)
Election Form
                                                    --------------------------------------------------
[ ] Montreal Office                                           (Signature of any joint holder)

[ ] Toronto Office                                  --------------------------------------------------
                                                           (Name of shareholder) (Please print)
-------------------------------------------------
                                                    --------------------------------------------------
D. Information Regarding Residence of C-MAC         (Name of authorized representative) (Please print)
Shareholders
The undersigned holder of C-MAC Common Shares
represents that the beneficial owner of such        Signature Guaranteed By:
C-MAC Common Shares:                                (if required under Instruction 3)

[ ] is a resident of Canada for purposes of the     --------------------------------------------------
    Income Tax Act (Canada)                                         Authorized signature
                OR
                                                    --------------------------------------------------
[ ] is not a resident of Canada for purposes of                Name of Guarantor (Please print)
    the Income Tax Act (Canada)

C-MAC Shareholders that are not residents of Canada indicate country of residence of the beneficial owner of such C-MAC Common
Shares:________________________________

Canadian residents (other than trusts) must
provide their Social Insurance Number or Business
Number:__________________
-------------------------------------------------   --------------------------------------------------
Only C-MAC Shareholders who are Canadian Residents are entitled to receive Exchangeable Shares.


INSTRUCTIONS:

1. Use of Letter of Transmittal and Election Forms

     (a) In order to be eligible to receive Exchangeable Shares, this Letter of Transmittal and Election Form (or manually signed facsimile thereof) must be received by General Trust of Canada, together with all other required documents, at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form before the Election Deadline. C-MAC shareholders receiving only Solectron Common Shares should submit this Letter of Transmittal and Election Form and all other required documents promptly after the Effective Date of the Arrangement.

     (b) The method used to deliver this Letter of Transmittal and Election Form, any accompanying certificate(s) representing C-MAC Common Shares and all other required documents is at the option and risk of the C-MAC Shareholder, and delivery will be deemed to be effective only when such documents are actually received. C-MAC recommends that the necessary documentation be hand-delivered to General Trust of Canada at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed security return envelope is enclosed for your convenience.

2. Procedure for Guaranteed Delivery

     If a C-MAC Shareholder wishes to deposit C-MAC Common Shares and (i) the certificate(s) representing such C-MAC Common Shares are not immediately available or (ii) the Shareholder cannot cause the certificate(s) representing such C-MAC Common Shares and all other required documents to be delivered to General Trust of Canada at or prior to 4:00 p.m. (Montreal time) on November 26, 2001, such C-MAC Common Shares may nevertheless be deposited under the Arrangement provided that all of the following conditions are met:

     (a) such deposit is made by or through an Eligible Institution (as defined below); and

     (b) General Trust of Canada receives at its Montreal or Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, by courier, by mail or by facsimile transmission) at or prior to 4:00 p.m. (Montreal time) on November 26, 2001: (i) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal and Election Form or a facsimile thereof, properly completed and signed, together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; (ii) a Letter of Transmittal and Election Form or a facsimile thereof, properly completed and signed; and (iii) all other documents required by the Letter of Transmittal and Election Form.

     An "Eligible Institution" means a Schedule I Canadian chartered bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a member of the Investment Dealers Association or the Securities Transfer Agents Medallion Program (STAMP).

3. Signatures

     (a) This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of the C-MAC Common Shares or by such holder's duly authorized representative in accordance with Instruction 5.

     (b) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

     (c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing Exchangeable Shares and/or Solectron Common Shares are to be issued to a person other than the registered owner(s):

          (i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

          (ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4.

4. Guarantee of Signatures

     If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the C-MAC Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to General Trust of Canada (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

     Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of C-MAC, Solectron, Exchangeco or General Trust of Canada in their discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

     In all cases, the box entitled "Delivery Instructions" should be completed. If that box is not completed, any new share certificate(s) issued in exchange for C-MAC Common Shares will be mailed to the depositing C-MAC Shareholder at the address of the C-MAC Shareholder as it appears in this Letter of Transmittal and Election Form. If no address of the C-MAC Shareholder is provided in this Letter of Transmittal and Election Form, then it will be mailed to the address of the C-MAC Shareholder as it appears on the securities register of C-MAC.

7. Miscellaneous

     (a) If the space provided above in "Figure 1: Description of C-MAC Common Shares Transmitted" is insufficient, the requested information should be set out on a separate list and attached to this Letter of Transmittal and Election Form.

     (b) If C-MAC Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

     (c) The undersigned must complete "Box D -- Information Regarding Residence of C-MAC Shareholders" in this Letter of Transmittal and Election Form indicating whether the beneficial owner of the C-MAC Common Shares held by the undersigned is a resident or non-resident of Canada under the Income Tax Act (Canada).

     (d) No alternative, conditional or contingent deposits will be accepted and no fractional Exchangeable Shares or Solectron Common Shares will be issued.

     (e) Additional copies of this Letter of Transmittal and Election Form may be obtained from General Trust of Canada at the addresses set forth on the last page of this Letter of Transmittal and Election Form.

     (f) C-MAC, Exchangeco and Solectron reserve the right, if they so elect collectively, in their absolute discretion, to instruct General Trust of Canada to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

8. Lost Certificates

     If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to General Trust of Canada. General Trust of Canada will respond with the replacement requirements.

9. Assistance

     General Trust of Canada (see below for addresses and telephone number) or your broker or other financial adviser will be able to assist you in completing this Letter of Transmittal and Election Form.

10. Substitute Form W-9

     C-MAC Shareholders who are U.S. persons or who reside in the United States are referred to the material related to Internal Revenue Service Substitute Form W-9, which is separately enclosed.

     IT IS STRONGLY RECOMMENDED THAT PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM, THE UNDERSIGNED READ THE ACCOMPANYING CIRCULAR, INCLUDING THE SUPPLEMENT AND THE ANNEXES THERETO.

                            GENERAL TRUST OF CANADA


                  By Hand, Mail, Courier or Registered Mail:

                                  IN MONTREAL

                        c/o Share Ownership Management
                            1100 University Street
                                   9th Floor
                               Montreal, Quebec
                                    H3B 2G7

                           Toll Free: 1-800-341-1419
                           Telephone: (514) 871-7171
                              Fax: (514) 871-3673


                                  IN TORONTO

                             c/o NBC Clearing Inc.
                             121 King Street West
                                   Suite 600
                               Toronto, Ontario
                                    M5H 3T9

                              Fax: (416) 865-7610

                                                                         Item 3

     YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING C-MAC MANAGEMENT INFORMATION CIRCULAR AND SOLECTRON PROXY STATEMENT/PROSPECTUS INCLUDING THE SUPPLEMENT AND THE ANNEXES ATTACHED THERETO AND TO CONSULT YOUR TAX ADVISORS BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.


                             C-MAC INDUSTRIES INC.
             LETTER OF TRANSMITTAL AND ELECTION FORM APPLICABLE TO
                              C-MAC OPTIONHOLDERS

     THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD NOT BE COMPLETED IF YOU WANT TO RECEIVE REPLACEMENT OPTIONS. IT SHOULD ONLY BE USED IF YOU WISH TO EXERCISE YOUR VESTED C-MAC OPTIONS PRIOR TO THE ELECTION DEADLINE AND PARTICIPATE IN THE ARRANGEMENT AS A C-MAC SHAREHOLDER IN ORDER TO RECEIVE EXCHANGEABLE SHARES AND/OR SHARES OF SOLECTRON COMMON STOCK ON THE ARRANGEMENT. YOU ARE UNDER NO OBLIGATION TO EXERCISE YOUR C-MAC OPTIONS PRIOR TO THE EFFECTIVE TIME OF THE ARRANGEMENT. AN EXERCISE OF C-MAC OPTIONS MAY HAVE ADVERSE TAX CONSEQUENCES TO YOU.

     This Letter of Transmittal and Election Form is for use by the holders of C-MAC Options ("C-MAC Optionholders") issued pursuant to C-MAC Industries Inc's ("C-MAC") 1992 Stock Option Plan, as amended, supplemented or replaced from time to time, who wish to exercise such options to acquire C-MAC common shares ("C-MAC Common Shares") in order to receive exchangeable shares of Exchangeco ("Exchangeable Shares") and/or shares of Solectron Corporation ("Solectron") common stock ("Solectron Common Shares") in connection with the proposed combination of C-MAC and Solectron by way of an arrangement (the "Arrangement") involving, among others, C-MAC, holders of C-MAC Common Shares ("C-MAC Shareholders") and C-MAC Optionholders, that is being submitted for approval at the special meeting of the holders of C-MAC securities ("C-MAC Securityholders") to be held on November 28, 2001 (the "C-MAC Meeting"). C-MAC Optionholders are referred to the C-MAC Management Information Circular and Solectron Proxy Statement/Prospectus (the "Circular") dated October 20, 2001, including the Supplement and the Annexes which form part of and are incorporated into the Circular, that accompanies this Letter of Transmittal and Election Form. Terms used but not defined in this Letter of Transmittal and Election Form, that are defined in the Circular, have the respective meanings set out in the Circular, including the Supplement and the Annexes attached thereto.

     This Letter of Transmittal and Election Form, properly completed and duly executed, together with a certified cheque or bank draft for the exercise price of the C-MAC Options to be exercised hereunder and all other required documents, should be received by General Trust of Canada at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form before 4:00 p.m. (Montreal time) on November 26, 2001 (the ""Election Deadline"), being the day two business days before the date of the C-MAC Meeting. If the C-MAC Meeting is adjourned to a later date, the Election Deadline will be extended accordingly.

     The Effective Date of the Arrangement is anticipated to be as soon as practicable after the date that the C-MAC Securityholders approve the Arrangement, the holders of Solectron Common Shares approve the issuance of Solectron Common Shares as part of the Arrangement, all required court and regulatory approvals have been received and all other conditions to the transaction have been satisfied or waived.

     C-MAC Optionholders will have the choice of:

     (a) continuing to hold their C-MAC Options at the effective time of the Arrangement (the "Effective Time") and thereby receiving replacement options to acquire Solectron Common Shares ("Replacement Options") in exchange for their C-MAC Options, as described below; or

     (b) electing to exercise their vested C-MAC Options pursuant hereto before the Election Deadline and thereby becoming C-MAC Shareholders before the Effective Time.

A) Replacement Options

     At the Effective Time, each C-MAC Option that has not been exercised will be exchanged for a Replacement Option. Each Replacement Option will constitute an option to purchase a number of Solectron Common Shares equal to the product of the Exchange Ratio multiplied by the number of C-MAC Common Shares subject to such C-MAC Option immediately prior to the Effective Time (with the total number of Solectron Common Shares subject to the C-MAC Optionholder's Replacement Options rounded down to the nearest whole number of shares). Such Replacement Option will provide for an exercise price per Solectron Common Share equal to the per share exercise price of such C-MAC Option immediately prior to the Effective Time, divided by the Exchange Ratio. The term to expiration, conditions to and manner of exercising and all other terms and conditions of such Replacement Option will otherwise be unchanged from those of the C-MAC Option immediately prior to the Effective Time. Any document or agreement previously evidencing a C-MAC Option shall thereafter evidence and be deemed to evidence such Replacement Option. C-MAC OPTIONHOLDERS WISHING TO RECEIVE REPLACEMENT OPTIONS FOR THEIR C-MAC OPTIONS DO NOT NEED TO DELIVER
THIS LETTER OF TRANSMITTAL AND ELECTION FORM OR TAKE ANY OTHER ACTION.

B) Exercise and Election

     On the Effective Date, C-MAC Optionholders who before the Election Deadline, (i) have properly completed, duly executed and delivered this Letter of Transmittal and Election Form (ii) have thereby exercised their vested C-MAC Options, and (iii) have delivered a certified cheque or bank draft representing the aggregate exercise price in respect of those C-MAC Options, will receive in exchange for their C-MAC Common Shares acquired upon such exercise at the holder's option:

     (a)  1.755 Solectron Common Shares for each such C-MAC Common Share held;

     (b) 1.755 exchangeable shares of Exchangeco ("Exchangeable Shares") and certain ancillary rights for each such C-MAC Common Share held; or

     (c)  a combination of the above;

provided that only C-MAC Optionholders who either:

     o hold such C-MAC Common Shares received on the exercise of C-MAC Options as the beneficial owners thereof and are residents of Canada for the purposes of the Income Tax Act (Canada); or

     o hold such C-MAC Common Shares received on the exercise of C-MAC Options on behalf of a beneficial owner who is a resident of Canada for the purposes of the Income Tax Act (Canada), and who (in either case) have properly completed, duly executed and delivered a Letter of Transmittal and Election Form and all other required documents before the Election Deadline will be entitled to receive Exchangeable Shares.

     The Exchangeable Shares will, in accordance with their terms, be exchangeable at any time at the option of the holder for Solectron Common Shares on a one-for-one basis. See "Description of Exchangeable Shares" in the Circular.

     For C-MAC Optionholders who are subject to tax under the Income Tax Act (Canada), including residents of Canada, the exercise of your C-MAC Options may give rise to immediate tax consequences whereas the exchange of C-MAC Options for Replacement Options should not give rise to immediate tax consequences. Moreover, if such C-MAC Options are exercised, the tax consequences may differ significantly depending on whether Solectron Common Shares or Exchangeable Shares (and ancillary rights) are received on the Arrangement in exchange for your C-MAC Common Shares received as a result of the exercise of your C-MAC Options. You should carefully consider the tax consequences of exercising your C-MAC Options and electing to receive Solectron Common Shares and/or Exchangeable Shares (and ancillary rights) on the Arrangement.

     Fractional Exchangeable Shares and fractional Solectron Common Shares will not be issued. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received upon the sale of whole securities representing an accumulation of all fractional interests in Exchangeable Shares or Solectron Common Shares (respectively) to which all such persons would otherwise be entitled. Cash in respect of fractional interests in Exchangeable Shares and Solectron Common Shares shall be paid in Canadian currency and U.S. currency respectively.

     You must complete this Letter of Transmittal and Election Form if you wish to (i) exercise your vested C-MAC Options, and (ii) make an effective election (in respect of exercised C-MAC Options) to receive Solectron Common Shares and/or Exchangeable Shares on the Arrangement. If General Trust of Canada does not receive this C-MAC Letter of Transmittal and Election Form, together with a certified cheque or bank draft for the exercise price of your C-MAC Options and all other required documentation before the Election Deadline, then you will receive Replacement Options upon completion of the Arrangement unless you otherwise validly exercise your C-MAC Options prior to the Effective Time. If General Trust of Canada does receive this C-MAC Letter of Transmittal and Election Form (together with the required documentation) before the Election Deadline but such C-MAC Letter of Transmittal and Election Form has not been properly completed (an effective election to receive Solectron Common Shares and/or Exchangeable Shares has not been made) and provided that the exercise of the C-MAC Options has been properly completed, then you will only be entitled to receive Solectron Common Shares on the Arrangement.

     Please read carefully the Circular, including the Supplement and the Annexes thereto, and the Instructions set out below before completing this Letter of Transmittal and Election Form and consult your own advisor concerning the tax consequences to you of the different courses of action described herein.

TO:       C-MAC Industries Inc.

AND TO:   Solectron Corporation and Solectron Global Services Canada Inc.

AND TO: General Trust of Canada, at its addresses set on the last page of this Letter of Transmittal and Election Form.

     The undersigned understands and hereby confirms that only C-MAC Options which are vested before the Election Deadline may be exercised hereby.

     The undersigned hereby further confirms that (i) the undersigned is the holder of the vested C-MAC Options identified below; and (ii) that the undersigned is hereby exercising such C-MAC Options to acquire the number of CMAC Common Shares identified at the stated exercise price set forth below:


    Number of C-MAC
     Common Shares
which are subject to vested
     C-MAC Options
    being exercised             Exercise Price      Total Exercise Price Payable
---------------------------     --------------      ----------------------------



                                          (1) TOTAL

Figure 1: Election to Exercise C-MAC Options.

Note: If space is insuffient, please attach a separate schedule to this Letter of Transmittal and Election Form as outlined in Instruction 5(a).

     To validly exercise the C-MAC Options identified in Figure 1 pursuant hereto, this Letter of Transmittal and Election Form, together with all required documentation and a certified cheque or bank draft in the amount indicated in (1) above, must be received by General Trust of Canada before the Election Deadline at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form.

              ELECTION FOR CANADIAN RESIDENT C-MAC OPTIONHOLDERS

     IF YOU HAVE ELECTED TO EXERCISE ALL OR A PORTION OF YOUR VESTED C-MAC OPTIONS, PLEASE MAKE THE FOLLOWING ELECTION.

     Under the Arrangement, the undersigned hereby elects to receive the
following                for the C-MAC Common Shares issuable upon the exercise
          ---------------
of the C-MAC Options identified in Figure 1: Election to Exercise C-MAC Options.

     CHECK THE APPROPRIATE BOX BELOW. IF YOU WISH TO DIVIDE THE NUMBER OF C-MAC COMMON SHARES REFERRED TO ABOVE AMONG MORE THAN ONE CHOICE, CHECK THE APPROPRIATE BOXES AND DIVIDE THE NUMBER OF C-MAC COMMON SHARES REFERRED TO AMONG THE CHOICES.

 (i) [ ] the undersigned elects to receive Solectron Common Shares with respect to of the C-MAC Common Shares received upon the exercise of such C-MAC Options;

AND/OR

(ii) [ ] the undersigned, being either (1) a resident of Canada for the purposes of the Income Tax Act (Canada) holding the C-MAC Options relating to the number of C-MAC Common Shares described in Figure 1:
          Election to Exercise C-MAC Options as the beneficial owner thereof, or (2) a person holding such C-MAC Options on behalf of a beneficial owner thereof who is a resident of Canada for the purposes of the Income Tax Act (Canada) (in either case, a "Canadian Resident"), elects to receive Exchangeable Shares (and certain ancillary rights) with respect to of the C-MAC Common Shares received upon the exercise of such C-MAC Options.

     The total of the numbers filed in above must equal the number of C-MAC Common Shares listed in Figure 1: Election to Exercise C-MAC Options. If such total does not equal the number of C-MAC Common Shares listed in the box above, the election is not properly made and the undersigned will be deemed to have elected to have all such C-MAC Common Shares exchanged for Solectron Common Shares.

     Pursuant to the Arrangement, where a beneficial owner of C-MAC Common Shares receives a combination of Solectron Common Shares and Exchangeable
Shares (and certain ancillary rights) in respect of such C-MAC Common Shares, a pro rata portion of the total number of Solectron Common Shares and the total number of Exchangeable Shares (and ancillary rights) so received by such beneficial owner will be allocated to each C-MAC Common Share beneficially owned by that person so that such beneficial owner will receive for each C-MAC Common Share the same combination of Solectron Common Shares and Exchangeable Shares (and ancillary rights) as is received for every other C-MAC Common Share of that beneficial owner.


Figure 2:  Election for Canadian Resident C-MAC Optionholders

     If an election to exercise C-MAC Options is made above, then the undersigned must send a certified cheque or bank draft made payable to "C-MAC Industries Inc." for an amount equal to the aggregate exercise price of the C-MAC Options identified on page 3 of this Letter of Transmittal and Election Form to be received by General Trust of Canada on or before the Election Deadline at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form.

     To validly exercise your C-MAC Options and make an election to receive Solectron Common Shares and/or Exchangeable Shares on the Arrangement pursuant to this Letter of Transmittal and Election Form, a certified cheque or bank draft and all other required documentation must be received by General Trust of Canada at one of the addresses specified on the last page of this Letter of Transmittal and Election Form before the Election Deadline. If General Trust of Canada does not receive this Letter of Transmittal and Election Form and such documentation at one of the addresses specified on the last page of this Letter of Transmittal and Election Form before the Election Deadline, and you have not otherwise exercised your C-MAC Options prior to the Effective Time, you will receive Replacement Options for your C-MAC Options upon completion of the Arrangement. If the Arrangement is not completed and you have validly exercised your C-MAC Options, you will acquire C-MAC Common Shares.

     The undersigned C-MAC Optionholder acknowledges that the intention of Exchangeco in creating the Exchangeable Shares is to have the economic and voting attributes associated with the Exchangeable Shares be substantially economically equivalent to those of Solectron Common Shares. Solectron will covenant in the voting and exchange trust agreement to provide financial and other information regarding Solectron to holders of Exchangeable Shares. By electing to receive Exchangeable Shares as indicated above, the undersigned acknowledges Solectron's covenant in that regard and informs Exchangeco that the undersigned does not wish to receive the documents referred to in Section 155 of the Canada Business Corporations Act relating to Exchangeco. See "Description of Exchangeable Shares" in the Circular.

              IF YOU ARE ELIGIBLE TO AND HAVE ELECTED TO RECEIVE
             EXCHANGEABLE SHARES, AND IF YOU ARE ELIGIBLE FOR AND
                  DESIRE A POTENTIAL DEFERRAL OF CANADIAN TAX
           ON THE ACCRUED GAIN, IF ANY, ON YOUR C-MAC COMMON SHARES
                      PLEASE MAKE THE FOLLOWING ELECTION

     By checking the box below, the undersigned: (i) requests a tax election filing package be forwarded to the C-MAC Optionholder at the address specified herein; (ii) represents that the undersigned is an Eligible Holder (as defined below); (iii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate tax election(s) that will be included in the tax election filing package and send such documents to KPMG LLP at 2000 McGill College Avenue, Suite 1900, Montreal, Quebec, H3A 3H8, Attention: Natalie
Joron so that they are received by KPMG LLP no later than 90 days after the Effective Date; and (iv) acknowledges that a Canadian tax deferral on the accrued gain, if any, on the C-MAC Common Shares to be acquired by the undersigned on the exercise of C-MAC Options is only available to the extent that the undersigned receives Exchangeable Shares as partial or total consideration in respect of those C-MAC Common Shares and completes and duly files a valid tax election with the appropriate taxing authority. See "Canadian Tax Considerations for C-MAC Shareholders" in the Circular.

     An "Eligible Holder" is a C-MAC Shareholder who is a Canadian Resident (as deNned on page 4) and who is not exempt from tax under the Part I of the Income Tax Act (Canada). See "Canadian Tax Considerations for C-MAC Shareholders I
Section 85 Election" in the Circular.

     [ ]  Please check if you want a tax election filing package.

     Eligible Holders who are eligible for and are requesting a tax election filing package should check the appropriate box below:

                                                              Yes     No
                                                              ---     --

The undersigned is a partnership...........................   [ ]     [ ]
The undersigned intends to file a corresponding tax
  election in Quebec.......................................   [ ]     [ ]

     For C-MAC Optionholders who are subject to tax under the Income Tax Act (Canada), including residents of Canada, the exercise of your C-MAC Options may give rise to immediate tax consequences which will not be eliminated or mitigated as a result of filing the above described election. Generally, such election would only allow a holder to defer tax on the increase in value of the C-MAC Common Shares received as a result of the exercise of your C-MAC Options arising after the exercise of the C-MAC Options. You should consult your tax advisors before deciding to exercise your C-MAC Options and determining, in case of exercise, whether to receive Solectron Common Shares and/or Exchangeable Shares on the Arrangement.

Figure 3:  Tax Election Package Request Form

     It is understood that upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, (ii) the certified cheque or bank draft in the amount of the total exercise price, and (iii) any other required documentation, and following the Effective Date of the Arrangement, Exchangeco, Solectron or their agent will send to the undersigned certificate(s) for Exchangeable Shares and/or Solectron Common Shares to which the undersigned is entitled in respect of the C-MAC Common Shares identified in Figure 1 under the Arrangement. Such share certificate(s) will be in the name of the C-MAC Optionholder set forth below.

     The undersigned C-MAC Optionholder covenants, represents and warrants that
(i) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form; (ii) all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate;
(iii) following the valid exercise of its C-MAC Options, the undersigned will be the owner of the C-MAC Common Shares issued pursuant to such exercise; and
(iv) such C-MAC Common Shares will be owned by the undersigned free and clear of all hypothecs, mortgage, liens, charges, encumbrances, security interests and adverse claims.

     The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement.

     Any authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

     The undersigned instructs Exchangeco, Solectron and General Trust of
Canada to mail the certificate(s) representing Exchangeable Shares and/or Solectron Common Shares promptly after the Effective Date, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up, in accordance with the instructions given below. If the Arrangement is not completed, certificates representing the C-MAC Common Shares issuable upon the exercise of the C-MAC Options identified in Figure 1: Election to Exercise C-MAC Options and all other ancillary documents will be sent to the undersigned in accordance with the instructions given below.

     By reason of the use by the undersigned of an English language form of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de cette lettre d'envoi et formule de choix par le soussigne, ce dernier est repute avoir demande que tout contrat atteste par l'arrangement, qui est accepte au moyen de cette lettre d'envoi et formule de choix, dememe que tous les documents qui s'y rapportent, soient rediges exclusivement en anglais.

     Please review carefully the instructions below in completing the following information:



A. Registration and Payment Instructions                                         B. Delivery Instructions

Issue and send certificates and cheque(s) (if any) in                           To be completed ONLY if the certificate(s) and the
the name as indicated below and enter the shares as                             cheque(s) (if any) are to be sent to someone other
indicated below in the share register.                                          than the registered holder or to an address other
                                                                                than the address of the registered holder.



-----------------------------------------------------                            [ ]  Mail to the same address as Box A OR
            (Name) (please print)

-----------------------------------------------------                            [ ]  Mail to the name and address below:
             (Street Address)

-----------------------------------------------------                           --------------------------------------------------
                                                                                            (Name) (please print)

----------------------------------------------------                            --------------------------------------------------
  (City) (Province or State) (Postal or Zip Code)                                               (Street Address)


----------------------------------------------------                            --------------------------------------------------
                  (Country)                                                       (City) (Province or State) (Postal or Zip Code)


                                                                                --------------------------------------------------
                                                                                                     (Country)

----------------------------------------------------                            --------------------------------------------------
(Telephone I Business Hours)                                                                (Telephone I Business Hours)



C. Pick-up Instructions
                                                                                DATED:                                 , 2001
Hold certificate(s) and cheque(s) (if any) for pick-                                  ---------------------------------
up at General Trust of Canada at the following office
the address of which is shown on the back page of
this Letter of Transmittal and Election Form:                                   --------------------------------------------------
                                                                                (Signature of holder or authorized representative)
[ ] Montreal office

[ ] Toronto office
                                                                                --------------------------------------------------
                                                                                     (Name of Optionholder) (please print)

D. Information Regarding Residence of C-MAC
   Optionholders                                                                --------------------------------------------------
                                                                                (Name of authorized representative) (please print)
The undersigned holder of C-MAC Options
represents that the beneficial owner of such
C-MAC Options:

[ ] is a resident of Canada for purposes of the Income Tax Act (Canada)

                     OR

[ ] is not a resident of Canada for purposes of the Income Tax Act (Canada)


C-MAC Optionholders that are not residents of
Canada must indicate country of residence of the
beneficial owner of such C-MAC Options:
                                       -------------

Canadian residents (other than trusts) must provide
their Social Insurance Number or Business
Number:
       ---------------------------------------------

Only C-MAC Optionholders who are Canadian Residents are entitled to receive Exchangeable Shares.

                                 INSTRUCTIONS

1. Use of Letter of Transmittal and Election Form

     (a) In order to be eligible to receive Exchangeable Shares, this Letter of Transmittal and Election Form (or manually signed facsimile thereof) together with a certified cheque or bank draft, and all other required documentation, must be received by General Trust of Canada at one of the addresses specified on the last page of this Letter of Transmittal and Election Form before the Election Deadline (4:00 p.m. (Montreal time) on November 26, 2001).

     (b) The method used to deliver this Letter of Transmittal and Election Form, together with a certified cheque or bank draft and all other required documentation, is at the option and risk of the C-MAC Optionholder, and delivery will be deemed to be effective only when such documents are actually received. C-MAC recommends that the necessary documentation be hand delivered to General Trust of Canada at one of the addresses set forth on the last page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed security return envelope is enclosed for your convenience.

2. Signatures

     This Letter of Transmittal and Election Form must be filled in, dated, and signed by the C-MAC Optionholder or by such holder's duly authorized representative in accordance with Instruction 3.

3. Fiduciaries, Representatives and Authorizations

     Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of C-MAC, Exchangeco, Solectron or General Trust of Canada in their discretion may require additional evidence of authority or additional documentation.

4. Delivery Instructions

     In all cases, the box entitled "Delivery Instructions" should be completed. If that box is not completed, any new share certificate(s) for Exchangeable Shares and/or Solectron Common Shares issued in exchange for the C-MAC Common Shares received upon the exercise of C-MAC Options will be mailed to the depositing C-MAC Optionholder at the address of the C-MAC Optionholder as it appears in this Letter of Transmittal and Election Form. If no address of the C-MAC Optionholder is provided in this Letter of Transmittal and Election Form, then such share certificates will be mailed to the address of the C-MAC Optionholder as it appears on C-MAC's records.

5. Miscellaneous

     (a) If the space provided above in "Figure 1: Election to Exercise C- MAC Options" is insuffient, the requested information should be set out in a separate list and attached to this Letter of Transmittal and Election Form.

     (b) The undersigned must complete "Box D. Information Regarding Residence of C-MAC Optionholders" in this Letter of Transmittal and Election Form indicating whether the undersigned is a resident or non-resident of Canada for the purposes of the Income Tax Act (Canada).

     (c) No fractional Exchangeable Shares or Solectron Common Shares will be issued.

     (d) Additional copies of this Letter of Transmittal and Election Form may be obtained from General Trust of Canada at the addresses specified on the last page of this Letter of Transmittal and Election Form.

     (e) C-MAC, Exchangeco and Solectron reserve the right, if they so elect collectively, in their absolute discretion, to instruct General Trust of Canada to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

6. Assistance

     General Trust of Canada (see below for addresses and telephone number) or your broker or other financial advisors will be able to assist you in completing this Letter of Transmittal and Election Form.

7. Substitute Form W-9

     C-MAC Optionholders who have elected to exercise all or a portion of their C-MAC Options for C-MAC Common Shares and who are U.S. persons or who reside in the United States are referred to the material related to Internal Revenue Service Substitute Form W-9 which is separately enclosed. IT

IS STRONGLY RECOMMENDED THAT PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM, THE UNDERSIGNED READ THE ACCOMPANYING CIRCULAR, INCLUDING THE SUPPLEMENT AND THE ANNEXES THERETO, AND CONSULT THEIR OWN TAX ADVISORS.

                            GENERAL TRUST OF CANADA

                  By Hand, Mail, Courier or Registered Mail:

                                  IN MONTREAL

                        c/o Share Ownership Management
                            1100 University Street
                                   9th Floor
                           Montreal, Quebec
                                    H3B 2G7

                           Toll Free: 1-800-341-1419
                           Telephone: (514) 871-7171
                              Fax: (514) 871-3673

                                  IN TORONTO

                             c/o NBC Clearing Inc.
                             121 King Street West
                                   Suite 600
                               Toronto, Ontario
                                    M5H 3T9

                              Fax: (416) 865-7610

                                                                         Item 4

                             C-MAC INDUSTRIES INC.

                  FORM OF PROXY FOR HOLDERS OF COMMON SHARES

    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF C-MAC INDUSTRIES INC. (THE
          "CORPORATION" OR "C-MAC") FOR USE AT THE SPECIAL MEETING OF
        SECURITYHOLDERS OF C-MAC TO BE HELD ON NOVEMBER 28, 2001 OR ANY
                      ADJOURNMENT OR POSTPONEMENT THEREOF

The undersigned holder of common shares of the Corporation hereby appoints Mr. Dennis Wood of Magog, Quebec or failing him, Mr. Claude Michaud of Town of Mount Royal, Quebec, officers of the Corporation, or instead of either of them,
 ......................................... of ................ as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on its behalf in respect of all of the common shares of the Corporation registered in the name of the undersigned and in respect of all matters that may come before the special meeting (the "Meeting") of C-MAC securityholders to be held on the 28th day of November, 2001, and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments and hereby revokes any and all previous appointments of proxyholders. Without limiting the generality of the power hereby conferred, the common shares represented by this proxy:

     1. SHALL BE VOTED FOR [ ] or SHALL BE VOTED AGAINST [ ] (or if no specification is made, SHALL BE VOTED FOR) passing the special resolution, the text of which is attached as Annex F to the Management Information Circular of the Corporation dated October 20, 2001 (the "Circular") approving the arrangement pursuant to Section 192 of the Canada Business Corporations Act involving, among other things, the indirect acquisition by Solectron Corporation ("Solectron") of the outstanding common shares of C-MAC and the exchange of options to acquire common shares of C-MAC for options to acquire shares of Solectron common stock (the "C-MAC Arrangement Resolution");

     2. With respect to amendments or variations of the C-MAC Arrangement Resolution or other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned's proxyholder to vote on such amendments or variations or such other matters in accordance with management's recommendation.

          DATED this     day of        , 2001.
                     --        --------


          -----------------------------------------------------
          Signature of shareholder or authorized representative

          -----------------------------------------------------
          Name of shareholder (Please Print)

If this proxy is not dated, it is deemed to bear the date on which it was mailed to the shareholder.

If you do not anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the envelope provided. This form of proxy will not be valid unless it is completed and returned to the Transfer Agent of C-MAC, General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7 in the return envelope or by fax to (514) 871-3673 no later than 4:00 p.m., (Montreal time) on November 26, 2001 or, in the case of any adjournment or postponement of the Meeting, by no later than 4:00 p.m. (Montreal time) on the second business day prior to the day fixed for the adjournment or postponed Meeting.

            Please see the back side of this page for instructions

                                 INSTRUCTIONS


1. If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder of the Corporation to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Mr. Dennis Wood or Mr. Claude Michaud as your proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The proxyholder must attend the Meeting in order to vote on your behalf.

2. You should indicate your choice on the matter set out above by checking the appropriate box. The common shares represented by this form of proxy will be voted on any ballot that may be called for, in accordance with the instructions contained herein. If no choice is specified your common shares will be voted in favour of the approval of the C-MAC Arrangement Resolution and in accordance with management's recommendation with respect to amendments or variations of the matters set out in the notice of the Meeting or any other matters which may properly come before the Meeting.

3. Please sign exactly as the common shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

4. Registered holders of shares are entitled to dissent from the C-MAC Arrangement Resolution in accordance with the dissent procedures (the "Dissent Procedures") set out in the section entitled "Dissenting Shareholder Rights" in the accompanying Circular and as set out in the section entitled "Rights of Dissent" in the form of plan of arrangement attached as Annex C to the Circular. The Dissent Procedures require that a registered holder of common shares of the Corporation who wishes to dissent must provide to the Corporation a dissent notice prior to 4:00 p.m. on the business day preceding the Meeting. It is important that shareholders strictly comply with this requirement, as it is different from the statutory dissent provisions of the Canada Business Corporations Act which would permit a dissent notice to be provided at or prior to the Meeting. A shareholder may only exercise the right to dissent in respect of common shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a holder (a "non-registered holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Shareholders, including non-registered holders, who wish to dissent should carefully review the Dissent Procedures. The failure to comply strictly with the Dissent Procedures may result in the loss or unavailability of the right to dissent.

5. All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. All capitalized terms used herein and not otherwise deNned herein have the meanings ascribed to them in the Circular.

6. To be valid, this proxy must be dated and signed by you, as the registered holder of common shares of the Corporation, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney.

                     THIS IS YOUR PROXY. PLEASE COMPLETE,
                   FOLD AND RETURN IN THE ENVELOPE PROVIDED.

                                                                         Item 5
                             C-MAC INDUSTRIES INC.

        FORM OF PROXY FOR HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES
                            (THE"OPTIONHOLDERS")

    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF C-MAC INDUSTRIES INC. (THE "CORPORATION" OR"C-MAC") FOR USE AT THE SPECIAL MEETING OF SECURITYHOLDERS OF
    C-MAC TO BE HELD ON NOVEMBER 28, 2001 OR ANY ADJOURNMENT OR POSTPONEMENT
                                    THEREOF

THIS PROXY FORM IS APPLICABLE ONLY TO THE HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF THE CORPORATION.

The undersigned Optionholder hereby appoints Mr. Dennis Wood of Magog, Qu[pi]ebec or failing him, Mr. Claude Michaud of Town of Mount Royal, Qu[pi]ebec, oCcers of the Corporation, or instead of either of them,
 ............................................ of
 .................................. as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on its behalf in respect of all options to purchase common shares of C-MAC (the"Options") registered in its name and in respect of all matters that may come before the special meeting (the"Meeting") of C-MAC securityholders to be held on the 28th day of November, 2001, and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments and hereby revokes any and all previous appointments of proxyholders. Without limiting the generality of the power hereby conferred, the Options represented by this proxy:

               1. SHALL BE VOTED FOR n or SHALL BE VOTED AGAINST n(or if no speciNcation is made, SHALL BE VOTED FOR) passing the special resolution, the text of which is attached as Annex F to the Management Information Circular of the Corporation dated October 20, 2001 (the"Circular") approving the arrangement pursuant to Section 192 of the Canada Business Corporations Act involving, among other things, the indirect acquisition by Solectron Corporation ("Solectron") of the outstanding common shares of C-MAC and the exchange of Options for options to acquire shares of Solectron common stock (the"C-MAC Arrangement Resolution");

               2. With respect to amendments or variations of the C-MAC Arrangement Resolution or other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned's proxyholder to vote on such amendments or variations or such other matters in accordance with management's recommendation.

                    DATED this __ day of __________ , 2001.


                    ___________________________________________________________
                    Signature of authorized representative


                    ___________________________________________________________
                    Name of Optionholder (Please Print)



If this proxy is not dated, it is deemed to bear the date on which it was mailed to the Optionholder.

If you do not anticipate attending the Meeting in person, kindly Nll in and sign this form of proxy and return it in the envelope provided. This form of proxy will not be valid unless it is completed and returned to the Transfer Agent of C-MAC, General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Qu[pi]ebec, Canada H3B 2G7 in the return envelope or by fax to (514) 871-3673, no later than 4:00 p.m., (Montreal time) on November 26, 2001 or, in the case of any adjournment or postponement of the Meeting, by no later than 4:00 p.m., (Montreal time) on the second business day prior to the day Nxed for the adjournment or postponed Meeting.

               Please see the back of this page for instructions

                                 INSTRUCTIONS

1. If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be an Optionholder to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Mr. Dennis Wood or Mr. Claude Michaud as your proxyholder, you must insert the name of that other person in the blank space provided. The proxyholder must attend the Meeting in order to vote on your behalf.

2. You should indicate your choice on the matter set out above by checking the appropriate box. The options represented by this form of proxy will be voted on any ballot that may be called for, in accordance with the instructions contained herein. If no choice is speciNed your Options will be voted in favour of the approval of the C-MAC Arrangement Resolution and in accordance with management's recommendation with respect to amendments or variations of the matters set out in the notice of the Meeting or any other matters which may properly come before the Meeting.

3. Please sign exactly the name under which you have been granted the Options. If the Optionholder is a corporation, this proxy must be executed by a duly authorized oCcer or attorney of the Optionholder and, if the corporation has a corporate seal, its corporate seal should be aCxed. If Options have been granted in the name of an executor, administrator or trustee, please sign exactly as the Options have been granted. If the Options have been granted in the name of a deceased Optionholder, the Optionholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the Optionholder must be attached to this proxy.

4. All Optionholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. All capitalized terms used herein and not otherwise deNned herein have the meanings ascribed to them in the Circular.

5. To be valid, this proxy must be dated and signed by you, as the Optionholder, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a proxy of substitution pursuant to applicable securities laws, or your attorney.

                      THIS IS YOUR PROXY. PLEASE COMPLETE,
                   FOLD AND RETURN IN THE ENVELOPE PROVIDED.

                                                                         Item 6

             THIS IS NOT A LETTER OF TRANSMITTAL AND ELECTION FORM

                         NOTICE OF GUARANTEED DELIVERY

                                      for

                           Deposit of Common Shares

                                      of

                       C-MAC Industries Inc. ("C-MAC ")

     This Notice of Guaranteed Delivery should be used in connection with the proposed combination of C-MAC and Solectron Corporation ("Solectron") by way of an arrangement (the "Arrangement") involving, among others, C-MAC and the shareholders of C-MAC ("C-MAC Shareholders") that is being submitted for approval at the special meeting of C-MAC Securityholders to be held on November 28, 2001, where you wish to deposit certificates for common shares of C-MAC ("C-MAC Common Shares") and such certificates are not immediately available or time will not permit all required documents to reach General Trust of Canada prior to 4:00 p.m. (Montreal time) on November 26, 2001. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile transmission to the Montreal or Toronto offices of General Trust of Canada shown below. Terms used and not deNned in this Notice of Guaranteed Delivery that are used in the Letter of Transmittal and Election Form that accompanies this Notice of Guaranteed Delivery shall have the respective meanings set out in the Letter of Transmittal and Election Form.

TO: General Trust of Canada

                                  IN MONTREAL
                        c/o Share Ownership Management
                            1100 University Street
                                   9th Floor
                               Montreal, Quebec
                                    H3B 2G7

                           Toll Free: 1-800-341-1419
                           Telephone: (514) 871-7171
                              Fax: (514) 871-3673

                                  IN TORONTO
                             c/o NBC Clearing Inc.
                             121 King Street West
                                   Suite 600
                               Toronto, Ontario
                                    M5H 3T9

                              Fax: (416) 865-7610

     Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above, does not constitute a valid delivery.

     This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal and Election Form is required to be guaranteed by an Eligible Institution, pursuant to

Instruction 4 of the Letter of Transmittal and Election Form, such signature must appear in the applicable space in the Letter of Transmittal and Election Form.

     The undersigned hereby deposits the C-MAC Common Shares listed below pursuant to the guaranteed delivery procedure set forth under Instruction 2 in the Letter of Transmittal and Election Form.

NOTE: DO NOT SEND CERTIFICATES FOR C-MAC COMMON SHARES WITH THIS NOTICE OF
      GUARANTEED DELIVERY. IF CERTIFICATES FOR C-MAC COMMON SHARES ARE AVAILABLE THEY SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL AND ELECTION FORM AND THIS NOTICE OF GUARANTEED DELIVERY NEED NOT BE COMPLETED.


Name and Address(es) of                                Number of C-MAC
 Registered Holder(s)        Certificate Number(s)      Common Shares





-------------------------------------
   Signature of C-MAC Shareholder


-------------------------------------
        (Please Print Name)


-------------------------------------
   Area Code and Telephone Number


Dated:
      -------------------------------

                                   GUARANTEE
                   (Not to be used for signature guarantee)

     The undersigned, a Schedule I Canadian chartered bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a member of the Investment Dealers Association or the Securities Transfer Agent Medallion Program (STAMP), guarantees delivery to the Montreal or Toronto office of General Trust of Canada to which this Notice of Guaranteed Delivery is sent of the certificate(s) representing C-MAC Common Shares deposited hereby, in proper form for transfer, on or before 4:00 p.m. (Montreal time) on the third trading day on The Toronto Stock Exchange after November 26, 2001.




                                           ------------------------------------
                                                         (Firm)


                                           ------------------------------------
                                                  (Authorized Signature)


                                           ------------------------------------
                                                   (Please Print Name)


                                           ------------------------------------
                                                        (Address)


                                           ------------------------------------
                                              (Area Code and Telephone Number)



Dated:
       -----------------------------

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                C-MAC INDUSTRIES INC.

Date: October 26, 2001                          By: /s/ Michel Megelas
                                                   -----------------------------
                                                   Name:  Michel Megelas
                                                   Title: Legal Counsel